Form 20-F
period 2002-12-31
CRYPTOLOGIC INC
filed 2003-06-13
CIK 1094036

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ]  Registration Statement Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the year ended December 31, 2002.

[   ]  Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

COMMISSION FILE NUMBER: 000-30224

CRYPTOLOGIC INC.

(Name of Registrant as specified in its Charter)

Ontario, Canada

(Jurisdiction of Incorporation or Organization)

1867 Yonge Street, 7th Floor
Toronto, Ontario M4S 1Y5
Canada

(Address of Principal Executive Offices)

Securities registered or to be registered under Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Stock without par value	NASDAQ National Market Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act: NONE

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002 was 12,205,868 Common Stock.

Indicate by check mark whether the registrant (1) has filed all the reports required to be filed by Section 13 or 15(d) of The Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

[X]  Yes     [   ]  No

Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17  [X]     ITEM 18  [   ]

ii

PART I

Introduction

     This annual report on Form 20-F relates to the common shares of CryptoLogic Inc., a corporation registered to carry on business under the Business Corporations Act (Ontario) on March 7, 1996.

     In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “us” and “our” refers to CryptoLogic Inc. and its operating subsidiaries. All amounts are in U.S. dollars, unless otherwise indicated.

Accounting Periods and Principles

     We have prepared our audited annual consolidated financial statements as of December 31, 2002 and for the previous five years in U.S. dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which conform, in all material respects applicable to our company, with generally accepted accounting principles in the United States (“U.S. GAAP”). Additional disclosure required under U.S. GAAP is provided, where applicable. Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

Cautionary Statement Regarding Forward-Looking Information

     CryptoLogic Inc. cautions readers that certain important factors (including without limitation those set forth in this Form 20-F) may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the annual return that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “would”, “expect”, “plan”, “anticipate”, “estimate”, “believe”, “intend”, “could”, or “continue” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     The following financial information of our company is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of our Company and the related notes, which are included in this annual report. The selected historical financial data set forth below as of and for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been derived from our consolidated financial statements, which have been audited by KPMG, Chartered Accountants, Toronto, Ontario, Canada, independent accountants. Our financial statements have been prepared in U.S. dollars in accordance with Canadian GAAP, and conform in all material respects with U.S. GAAP, except as described in the Notes to Financial Statements, which are included under Item 17 of this annual report.

     Our audited annual consolidated financial statements as of and for each of the years ended December 31, 2002, 2001 and 2000 are included in this annual report.

For the Years Ended December 31,	2002	2001	2000	1999	1998

Financial Data
(in thousands of U.S. dollars)
Revenue	34,427	43,550	34,390	30,980	22,132
Interest income	642	2,215	3,254	1,704	789
Net income before special charge	7,728	18,078	15,485	20,561	16,713
Net income (loss) after special charge	(2,129)	18,078	15,485	20,561	16,713
Net margin	22%*	42%	45%	66%	76%
Operating cash flow	9,997	19,572	5,985	21,783	13,271
Cash, equivalents and short term investments	28,346	42,822	42,696	40,977	19,400
Working capital	35,812	54,283	55,341	44,245	24,282
Total assets	52,530	68,445	62,456	49,561	27,436
Long-term debt	Nil	Nil	Nil	Nil	Nil
Shareholders’ equity	41,096	61,089	57,610	45,840	25,012

Per Share Data
(in U.S. dollars, except shares outstanding)
Before special charge, net of tax:
Earnings per share (basic)	0.63	1.33	1.18	2.40	1.99
Earnings per share (diluted)	0.60	1.21	1.03	1.40	1.15
After special charge, net of tax:
Earnings (loss) per share (basic)	(0.17)	1.33	1.18	2.40	1.99
Earnings (loss) per share (diluted)	(0.17)	1.21	1.03	1.40	1.15
Operating cash flow (basic)	0.82	1.44	0.46	2.50	1.58
Operating cash flow (diluted)	0.78	1.31	0.40	1.39	0.87
Basic weighted average number of shares (’000s)	12,257	13,567	13,103	8,570	8,396
Diluted weighted average number of shares (’000s)	12,879	14,944	15,070	15,420	15,298

*     Before non-recurring special charge

RISK FACTORS

     We operate in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties.

Risks Related to the Industry

Our business may be materially affected by possible changes to, or interpretation of, government regulation around the world that may apply to online gaming.

     The Company and its licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, our licensees hold online gaming licenses issued by governments in three jurisdictions, Isle of Man, Alderney and Curacao that legalize and regulate online gaming. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and/or have adopted or are in the process of considering legislation to regulate Internet gaming.

     Currently, Great Britain is establishing regulated markets for online gaming. In 2001, the Isle of Man and Alderney — both part of the British Commonwealth — established regulated environments for Internet gaming, based on high standards consistent with land-based gaming. Also that year, Britain’s Gambling Review Board released “The Budd Report” outlining recommendations to reform the country’s gaming industry including the licensing and regulation of online casinos. In 2002, the British government confirmed its plans to establish a regulated and licensed jurisdiction for Internet gaming in line with recommendations made in the Budd Report.

     As companies and consumers involved in Internet gaming are located around the globe, including the end-users of our licensees, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. However, legislation designed to restrict or prohibit Internet gaming may be adopted in the future in the United States or other jurisdictions.

     While certain legislative initiatives could be indicative of a trend toward a regulated environment for online gaming, their future and impact is unclear. Future decisions may have a material impact on our operations and financial results. Existing legislation, including United States federal and state statutes, have been and could continue to be construed to prohibit or restrict gaming through the use of the Internet, and there is a risk governmental authorities may view us or our licensees as having violated such statutes. There is a risk that criminal and civil proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors and others involved in the Internet gaming industry. Legal proceedings relating to Internet gaming could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others and could divert the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

Given the legislative uncertainty particularly in the U.S., we are focused on increasing our international diversification in global markets that embrace online gaming. Nevertheless, there can be no assurances that additional legislation or the burdens associated with complying with such legislation or regulations, which could have a material adverse effect on our business, revenues, operating results and financial condition, will not be proposed and passed in the United States or in other potentially relevant jurisdictions to regulate various aspects of the Internet or the Internet gaming industry.

Some U.S. banks have ceased the processing of online gaming transactions through their credit cards. This may inhibit the growth of the industry and our business.

     Starting in December 2001 and into 2002, certain financial institutions in the United States ceased to accept online gaming transactions through their credit cards due to the uncertainty regarding the legislation of Internet gaming in that country. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on our company, as evidenced in lower revenues in 2002. There can be no assurance that other financial institutions or credit card issuers in the United States and/or other countries will not enact additional restrictions. Such developments would have a material adverse effect on our business, revenues, operating results and financial condition.

The adoption of new laws or changes to or the application of existing laws relating to Internet commerce may affect the growth of our business.

     In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. As well, current laws, which predate or are incompatible with Internet commerce, may be enforced in a manner that restricts the electronic commerce market. However, the application of such pre-existing Canadian, U.S. and international laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.

     Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The United States Federal Trade Commission and government agencies in certain states of the United States have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if these agencies choose to investigate , or if any new regulations regarding the use of personal information are introduced affecting the way in which we do business.

     New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted.

     The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

Risks Related to Our Business

Our business depends on the continued acceptance of electronic commerce by the public.

     The use of the Internet for commercial transactions is growing. The success of our electronic commerce services will depend in large part on the widespread adoption of the Internet for commercial transactions. As the marketplace for electronic commerce is in the development stage, it is subject to frequent and rapid technological changes. It is not possible to fully predict any trend and therefore any eventual impact on our operations and financial results.

Our business depends on the reliability of the infrastructure that supports the Internet and the viability of the Internet.

     The Internet has experienced, and may continue to experience, significant growth in the number of users and amount of traffic. This growth has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by its continued growth.

     In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased governmental regulation. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use, accessibility and quality of service) remain unresolved and may negatively affect the growth of Internet use or the attractiveness of commerce and communication on the Internet. Any well-publicized compromise of security could deter more people from using the Internet or from using it to conduct transactions that involve the transmission of confidential information, including the purchase of goods and services. If critical issues concerning the commercial use of the Internet are not favorably resolved, if the necessary infrastructure is not developed, if the Internet is no longer a viable commercial marketplace, or if other technologies and technological devices eclipse the Internet as a viable channel, our business, revenues, financial condition and operating results will be materially adversely affected, and we may be forced to cease operations.

     End-users of our software depend on Internet service providers, online service providers and gaming site operators for access to the Internet gaming sites operated by our licensees and their competitors. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures unrelated to our systems or our licensees. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which could materially adversely affect our business, revenues, operating results and financial condition.

Internet gaming is a relatively new industry and therefore, we do not know if the market will continue to develop and our products and services will continue to be in demand.

     Both the Internet and Internet gaming industries are relatively new industries that continue to rapidly evolve and are characterized by an increasing number of market entrants. The demand and market acceptance for recently introduced products and services are typically subject to a high level of uncertainty. There can be no assurance that gaming on the Internet will become widespread.

     Substantially all of our revenues to date have been derived from the licensing of our Internet gaming software and the support of our associated services through our licensing subsidiary. Our continued success will depend in large part upon the success of our Internet gaming software. If the market fails to develop, develops more slowly than expected, or becomes saturated with competitors or if our services do not achieve market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Internet gaming software and electronic commerce services are subject to security risks, which may inhibit the growth of the industry and the acceptance of our products and services.

     Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle gaming and e-commerce transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions/attacks will or can be prevented in the future, and any system intrusion may cause a delay, interruption or financial loss, which could have a material effect on our business, revenue, operating results and financial condition.

We may be vulnerable to delays or interruptions due to our reliance on other parties.

     Our electronic commerce product for handling transactions over the Internet relies on Internet Service Providers (ISP) to allow our licensees’ customers and servers to communicate with each other. If all of the ISPs experienced lengthy service interruptions, it would prevent communication over the Internet and would greatly impair our ability to carry on business.

     Our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for certain types of system problems, we have developed and tested a formal disaster recovery plan. Nevertheless, any system failure, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

We face growing competition from known competitors and new entrants in the Internet gaming, e-commerce and broader entertainment industries.

     Licensees of our software compete with existing and more established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieving continued market acceptance.

     We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. Given the emerging development of the industry and the multitude of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources and name brand recognition, may provide Internet gaming services in the future, and thus become our competitors.

     Potential electronic commerce competitors include credit card companies, banks, Internet service providers and other entities. The involvement or expansion into the electronic commerce market by major credit card companies or financial institutions could have a material adverse effect on our business, revenues, operating results and financial condition. In particular, as such companies have greater financial resources, an entrenched position in the market and brand recognition in respect of commercial transaction processing, they may be able to require that their own software, rather than the software of others, including our ECash software and services, be used in connection with their payment mechanisms.

     Furthermore, the barriers to entry into most Internet markets, including the electronic commerce software segments, are relatively low, making them accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices. Thus, in addition to our known competitors, it is most likely that several new competitors may be established in the near future.

     Increased competition from current and future competitors has and could result in price reductions and reduced margins, or could result in the loss of market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

Our revenues are generated from a concentration of key licensees.

     A substantial portion of our revenue is derived from certain key licensees. In fiscal 2002, our top 5 licensees accounted for approximately 92% of our total revenue, a similar concentration to 2001, although representing a different mix of licensees. In addition, a large majority of key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees or their license in their respective jurisdiction could have a material adverse effect on our business, revenues, operating results and financial condition.

We are subject to risks associated with a significant portion of our business conducted in non-North American jurisdictions.

     A significant portion of our revenues is derived from licensing and support fees in non-North American countries. The Company and its licensees are subject to local laws and regulations in those jurisdictions in which they operate. While some jurisdictions have introduced regulations designed to restrict Internet gaming, other jurisdictions have demonstrated acceptance of such activities. Currently, more than 70 jurisdictions worldwide regulate or are in the process of legalizing some form of Internet gaming according to the River City Group.

     As companies and consumers involved in Internet gaming, including the end-users of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

     In addition to uncertainty regarding the local legal status of Internet gaming in other jurisdictions, there are certain difficulties and risks inherent in doing business internationally as a Canadian based corporation, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks. Changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we or our subsidiaries operate, and in which our licensees’ customers are located could have a material adverse effect on our business, revenues, operating results and financial condition.

     Our ability to expand our business in certain countries will require modification of our products, particularly domestic language and currency support. Once a licensee has posted its gaming site on the Internet, the site is available to users around the world. However, there can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

     Our financial results are reported in U.S. currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate. The operations of our licensees are conducted only in U.S. dollars, British pound sterling and Euros, and we earn revenue from these sources in such currencies, as well as incurring expenses in Canadian dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. Given the constantly changing currency exposures and the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. We utilize a hedging program to mitigate our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

We are subject to litigation and copyright challenges that arise in the ordinary course of business.

     We, and certain of our subsidiaries, are involved in litigation arising in the ordinary course and conduct of business including former licensee claims. The outcome of such matters cannot be predicted with certainty. Therefore, there is a potential risk that the outcome of such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

     Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies that we consider important. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

We may fail to protect our intellectual property and reduce our competitive position.

     We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that much of our competitive position is dependent upon our ability to protect our proprietary technology. In an attempt to protect our intellectual property rights, we generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes. We regard our source codes as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

     We do not possess any patent or copyright registrations in Canada, the United States or any other jurisdiction. However, our company and subsidiaries have trademarks in certain jurisdictions and are in the process of applying for further trademark registrations, which would provide such protection in relevant jurisdictions. Certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions.

     The software industry is characterized by rapid technological change, therefore we believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

     In addition to protection of our proprietary software, we also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become well known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

     There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

     We could incur substantial costs in protecting and enforcing our intellectual property rights. Furthermore, litigation, regardless of its outcome, could result in substantial costs to us and divert management’s attention and resources from our operations.

We have a limited operating history from which to evaluate our business.

     Founded in 1995 with commercial operations commencing in 1996, we are a young organization and in an evolving stage of development. As a result, we have about a six-year operational history from which our performance can be assessed and there can be no assurance of continued market acceptance of our products and services or that we will sustain profitability.

     Our revenue in general, and our licensing and support revenue in particular, are relatively difficult to forecast and vary from quarter to quarter. Other factors that make it difficult to forecast quarterly revenue include the possible seasonal nature of recurring licensing and support revenue and the marketing plans of our licensees. Due to these factors, quarter-to-quarter comparisons of our operating results may not give a good indication of future performance.

We rely on a key group of qualified people, and if we cannot hire and retain qualified personnel, our operations may be materially affected.

     Our future success is dependent on certain key management and technical personnel. The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

There is no assurance that we will continue to effectively develop and manage growth in our business.

     We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expense growth or our inability to manage or build future growth efficiently could have a material adverse effect our business, revenues, operating results and financial condition.

Our operations may be subject to risks associated with future acquisitions.

     As part of our business strategy, we may make acquisitions of or significant investments in businesses that offer complementary products, services, and technologies. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the acquired businesses; the potential disruption of management from our business; the inability of management to maximize the financial and strategic position of our company and acquired businesses; the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of new management personnel.

Our stock price has been and may continue to be volatile.

     The market price of our common shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of the common shares may be significantly adversely affected by various factors, many of which are beyond our control, such as proposed Internet gaming legislation or enforcement of existing laws, the announcement of new products or product enhancements by us or our competitors, technological innovation by us or our competitors, quarterly variations in our revenue and results of operations or those of our competitors, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

     In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price of our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

ITEM 4. INFORMATION ON THE COMPANY

A.     HISTORY AND DEVELOPMENT OF THE COMPANY

     CryptoLogic Inc. was formed by articles of amalgamation under the Business Corporations Act (Ontario) effective March 7, 1996 pursuant to an amalgamation agreement dated January 19, 1996 between Inter.tain.net Inc., a private corporation, and Biroco Kirkland Mines Limited. Immediately prior to the amalgamation, Biroco Kirkland Mines Limited did not carry on active operations. Each shareholder of Biroco received one post-amalgamation convertible non-cumulative preference share of the Company for each common share of Biroco held at the amalgamation date. Such preference shares were convertible into Common Shares of the post-amalgamation Company at the election of the holder until May 27, 1996 and were redeemable by the Company at a price of Cdn$0.10 per share.

     Our registered office is located at 220 Bay Street, 7th Floor, Toronto, Ontario, Canada, M5J 2W4. Our principal executive offices are located at 1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4S 1Y5, telephone: 416-545-1455.

     On June 28, 1996, we changed our name from “Inter.tain.net Inc.” to our current name, “CryptoLogic Inc.”

     CryptoLogic is an Internet software and services provider with proprietary e-commerce enabling technology that permits secure, reliable, efficient, and rapid financial transactions over the Internet. To date, we are focused on providing proprietary software technology and related support services to the Internet gaming industry. As at December 31, 2002, through our wholly-owned subsidiary, WagerLogic, we license and support our proprietary Internet-based software package to 18 licensees located around the world including a number of brand name and land-based gaming organizations in the United Kingdom, who hold Internet gaming licenses issued by governments where the licensees’ online gaming operations are domiciled.

     In fiscal 2000, we capitalized on the growing Internet gaming industry through a focus on (a) expanding our major brand name, land-based gaming licensees, (b) investing in regulatory compliance to provide the controls and safeguards important to land-based groups and their clientele, and (c) investing in technology, infrastructure and customer care to provide the software and services required to support our expanded group of customers.

     During fiscal 2000, our licensing subsidiary, WagerLogic entered into five new license agreements with name brand clients in markets around the world including Australia, Argentina, and New Zealand. Leading U.K. sports book operator, William Hill, launched its online casino using CryptoLogic-developed software, which represented the first land-based brand name to enter the online casino market. We established a subsidiary in the United Kingdom to assist with our strategy of focusing on Europe, one of our key growth markets.

     In response to the worldwide government focus on the need to regulate online gaming, we established a dedicated group to ensure regulatory compliance in all jurisdictions where we and our licensees operate. During fiscal 2000, we continued certification (i.e. independent third party software testing and verification) of our gaming software in Australia, which provided one of the most stringently regulated Internet gaming markets in the world (subsequently in 2001, the Australian government introduced restrictions to its online gaming regulations, which resulted in a number of major Australian operators discontinuing their online casino initiatives including CryptoLogic’s Australian licensee).

     Throughout the year, we continued to invest in advanced technology for our products, and in November 2000, we introduced version 4.0 of our gaming software, providing greater interactivity, new games and expanded consumer controls. In addition to focusing on software development, we also invested in talent, global infrastructure and customer care.

     During 2001, we advanced our market-driven growth strategy centred on player-oriented product development, regulatory compliance and licensing name brand, land-based customers. A significant European-focused licensee, Littlewoods Gaming, was signed in September, and at year end a British pound sterling casino was under development. We extended our regulatory compliance efforts into multiple jurisdictions during the year. Leveraging the work done toward certification of our gaming software in Australia, we undertook certification in the Isle of Man and Alderney — two regulated online gaming markets opened by the British government that adhere to high standards imposed on land-based gaming.

     In 2001, we continued to emphasize market-driven product development and initiatives to help our licensees develop strong player relationships and extend their market reach. In December 2001, we launched our fifth generation casino software incorporating loyalty features, including payouts in Euro currency, new tournaments and VIP functions. To capitalize on the market trend toward broader gaming options, we commenced software development of new products targeting the emerging, high-growth online bingo and poker markets. In addition, we began development of some of our most popular casino games on the Java platform, which provides an entertaining gaming experience without the wait of a software download. As well, we launched JackpotMania.com, a portal linking Internet casinos which allows our licensees to offer popular progressive jackpot games similar to those found in Las Vegas and is a strong marketing draw for players. Our acquisition of WinnerOnLine, an online gaming portal, offered licensees a popular marketing channel.

     Also in 2001, we expended a net cash outlay of $14.9 million to fund the repurchase and cancellation of 1.4 million common shares through our Normal Course and Substantial Issuer Bids.

     2002 was a year marked by both internal and industry-wide challenges, which required us to focus on stabilizing our core business. In February 2002, we invested $6.1 million in SCG Enterprises Ltd., a wholly-owned subsidiary of Sports.com, to allow us to expand into the regulated online sports betting market in the U.K., a major new gaming area. SCG was subsequently placed into bankruptcy, which resulted in a 100% write-down of our investment in 2002.

     As well in 2002, we expended a net cash outlay of $17.9 million to fund the repurchase and cancellation of 1.3 million in common shares through our Normal Course and Substantial Issuer Bids.

     In January 2002, a new Chief Financial Officer was appointed as part of our evolution from founder management, followed by a new Interim President and CEO in July 2002, who was confirmed President and CEO in March 2003.

     During 2002, ongoing legislative and regulatory uncertainty in the U.S. regarding online gaming continued to affect the online gaming industry, which reinforced our focus on increasing development of international opportunities. To that end, our new leadership team defined and began to act on a three-pronged growth strategy: i) build and expand our international customer base and diversification; ii) emphasize the strictest regulatory compliance; and iii) deliver market-driven products and services.

     We launched two U.K. customers into the Internet casino market — Littlewoods Gaming and The Ritz Club London Online. These major customers contributed positively to our overall licensees’ revenues derived from international markets, which rose from approximately 30% in 2001 to about 40% in 2002. Our gaming software was certified in the Isle of Man, thus establishing CryptoLogic as one of the world’s few software providers to be regulated to the most stringent online gaming standards comparable to land-based gaming requirements. We also continued to invest in research and development, and released new products — poker and bingo; introduced our non-downloadable Java version of our casino product; and offered new currencies and a host of new languages to appeal to broader gaming audiences worldwide and to enable our customers to expand into new revenue and high-margin game segments. As part of our commitment to offer our customers’ players the broadest range of payment options and convenience, we added six new payment solutions.

     From inception to 2002, our software solutions have processed $11 billion in secure online wagers for more than 1.4 million players in 240 countries worldwide since inception.

B. BUSINESS OVERVIEW

     CryptoLogic is a publicly-traded corporation on the Toronto Stock Exchange (symbol: CRY) and Nasdaq National Market (symbol: CRYP) with operating subsidiaries located in Cyprus, the United Kingdom, Canada and Alderney that provide licensing, marketing and customer support services of its Internet gaming solutions to third-party gaming operators around the world.

     As at December 31, 2002, our wholly-owned subsidiary, WagerLogic, licenses and supports our proprietary Internet-based software package to 18 licensees located around the world including a number of brand name and land-based gaming organizations in the United Kingdom, who hold Internet gaming licenses issued by governments where the licensees’ online gaming operations are domiciled, principally in Curacao of the Netherlands Antilles and the Isle of Man, part of the British Commonwealth.

     Substantially all of our revenue is of a recurring nature in that we earn an ongoing license and support fee from the licensing and supporting of our software, calculated as a percentage of each licensee’s net transaction revenues. Additional revenues are derived from the provision of software customization, e-cash and advertising services. Historically, we experience seasonality with slower sales in the third quarter, as the use of the Internet is not as strong in the summer months, when players tend to spend less time indoors and at their computers. Consequently, our first and fourth quarters (during the winter and fall seasons) are typically our strongest revenue periods.

     CryptoLogic is an Internet software and services provider with proprietary e-commerce enabling technology that permits secure, reliable, efficient, and rapid financial transactions over the Internet. We are focused on providing proprietary software technology and related support services to the Internet gaming industry through WagerLogic, a wholly-owned subsidiary. Our gaming solution comprises a total suite of more than 60 Internet-based slot and table casino games, bingo and player-to-player poker games in multi-languages (English, Spanish, Japanese, Chinese, French, German, Italian) and multi-currencies (U.S. dollars, British pound sterling and Euros) with an integrated e-cash management system and customer support. Our Internet game software package is available in both play-for-fun and play-for-cash mode.

     The proprietary Internet-based software and electronic commerce software products are used by licensees to create virtual casinos, bingo halls or poker rooms. The downloadable software package transfers the “front end” information (i.e., playing cards, roulette wheel, dice numbers) between users and remote servers. The software package utilizes each user’s computer to generate the graphics of the virtual casino, bingo hall or poker room, while the licensees’ gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable. Our most popular casino games are also available on the Java platform, which provides an entertaining gaming experience without the wait of a software download.

     Among other things, our software contains proprietary encryption features, which allow secure transmission of data, and permits our licensees to offer multi-player games, a 3D panoramic virtual casino floor populated by real players, progressive jackpots, Internet browsing features and inter-player chatting.

     As part of our commitment to safe and responsible gaming, our gaming solution provides personal options and security features including deposit and bet limits, temporary and permanent account locks, personal identification verification, and online tracking of a player’s gaming activity and e-cash transactions in real-time.

     Our gaming solution is complemented by an integrated e-cash management system. We provide Internet-based electronic commerce support and technology to our licensee customers and maintain, through subsidiaries, electronic commerce accounts for both merchants of our electronic commerce software and their end-users. At present, we report and remit to our licensees the net transaction revenues less licensing and support fees payable to the Company (as outlined in the applicable licensing agreement). As the online gaming industry matures, our licensees may utilize their own e-cash systems to enable an integrated account of all their online offerings, which would have our licensees remit payment to us.

     Utilizing our electronic commerce software, users can purchase electronic cash through a wide range of payment options — by credit card, debit card, electronic wallet, electronic check, transfer from their bank account, wire transfer, or personal check, and can either spend the cash with a third party business merchant of the Company, or have the balance in their account returned through their credit card account or by check. Users of our electronic commerce software products are charged nominal fees for using this service.

     We also provide 24/7 customer support in all the languages and currencies supported by our software for enhanced convenience to our licensees’ global player base, which is always available to help players with technical questions or assistance with the gaming software and e-cash accounts.

     It is our objective to continue to introduce innovative software products that appeal to broad segments of gaming audiences worldwide.

BUSINESS AND MARKETING STRATEGIES

     We intend to capitalize on the vast growth potential of the global online gaming industry — one of the fastest growing markets on the Internet. Industry experts forecast the global online gaming market to continue solid growth, increasing from $3.5 billion in revenue in 2002 to $5.0 billion in 2003, yet still only representing about 1.5% of the size of the land-based gaming market worldwide (See Industry Overview on page 18).

     To advance our long-term growth and market leadership, we provide one of the most comprehensive and innovative product suites for online gaming across the gaming spectrum from casino and bingo to multi-player table poker games. We work with some of the world’s best-known names in land-based and online gaming including William Hill, one of the top two sports book operators in the U.K.; InterCasino, one of the world’s first play-for-cash online casinos; Littlewoods Gaming, a household gambling name in the U.K.; and the Ritz Club, an exclusive and prestigious gaming club. We are also at the regulatory forefront, seeking approval to the strictest standards available worldwide for online gaming comparable to high land-based standards — our gaming software is certified in the Isle of Man and we are a licensed provider in Alderney.

     In our view, the near-term future of online gaming is outside North America. Two approaches to online gaming have crystallized in the U.S. — licensing and regulation versus prohibition. Until this regulatory uncertainty is definitively resolved, growth prospects in North America will be tempered. This is why our first core strategy is to continue to focus on building and expanding our strong roster of blue chip, brand name customers in international markets such as Europe and Asia.

     We also recognize the importance of trust on the Internet. To that end, we target well-respected, brand name operators looking to leverage their trusted reputations and large player base to capitalize on the growth prospects in Internet gaming.

     Our second key imperative is our regulatory commitment to support the most exacting government-regulated standards for online gaming. We have long advocated regulation as the best solution for governments, operators, suppliers and consumers to ensure the safe, secure and responsible use of this form of entertainment. We work with major organizations that have solid reputations, and they depend on us for software that their players can trust. As well, as more jurisdictions see the value of a regulated approach, few companies are in a better position than CryptoLogic to prosper in an increasingly regulated global market. We have and will continue to subject ourselves, including our directors, executives and senior officers, to extensive government probity and independent third party testing and verification of our gaming software.

     To date, our gaming software has been certified to the Isle of Man’s rigorous requirements. As well, we are a regulated and licensed software vendor in Alderney, and The Ritz Club London Online is now using CryptoLogic-developed software to gain certification and establish a highly regulated online operation in that jurisdiction. As a result, we are one of only a few software vendors in the world today approved to the most stringent regulated online gaming standards comparable to land-based requirements.

     Globally, the trend toward regulating Internet gaming to land-based standards is encouraging the growing presence of land-based operators and creating a credible and sophisticated marketplace, and driving the expansion of online gaming into the broader, mainstream gaming population. Our experience and acceptance in highly regulated jurisdictions provide a competitive advantage for CryptoLogic as and when more land-based operators migrate onto the Internet and government regulation continues to proliferate worldwide including the U.K’s recent decision to establish a licensed and regulated environment for online gaming.

     In an increasingly competitive market, our third core focus is to offer the broadest, market-driven product suite to drive growth for our customers by enhancing player loyalty and revenue with expanded choices in gaming, currency, language, payment options and support tools. We continue to expand our product portfolio, most recently releasing new poker and bingo games, introducing our non-downloadable Java casino version, and offering new currencies and a range of new languages to appeal to broader gaming audiences worldwide, to enable our customers to drive organic growth, and expand into new revenue and high-margin game segments on the Internet. We also continue to expand our payment offerings to provide our customers’ players with the widest choice and convenience, having added six new payment methods in 2002.

     As well, we are identifying and evaluating strategic opportunities that leverage our core competency beyond Internet-based games and into new distribution channels such as wireless and interactive TV, particularly as we focus on growth in Europe and Asia. Given the favorable acceptance in the U.K. for mobile and interactive TV gaming, we are considering potential opportunities in these areas that may leverage our strong customer base in the U.K.

     We may evaluate from time to time strategic alliances or acquisitions that would accelerate our development and entry into new games, channels and markets that will strongly position us for future growth on an ongoing basis.

     We currently market our technology and services through a select marketing strategy whereby a senior sales team identifies key potential customers that meet our licensee profile, and then contacts such prospects directly. We also participate in industry trade shows around the world to generate new sales prospects, and respond to referrals from existing customers and other industry participants.

     We do not limit our marketing and advertising efforts to particular jurisdictions. However as the U.S. market continues to face challenges, particularly in the casino segment, we are leveraging our strong international presence in the U.K. to expand our sales and marketing efforts into high-potential markets, particularly Europe and Asia — regions that are experiencing a growing Internet population and more favorable attitudes towards gaming as well as pursuing opportunities in large, emerging game segments such as poker and bingo.

     Our plans in Europe and Asia include multi-language and multi-currency versions — both actively marketing current languages and currencies and introducing new ones with existing and new customers, as well as exploring foreign payment options that increase the ability of our customers to attract a broader, international player base. We have retained professional advisors to assist us in preparing an application for a listing on the London Stock Exchange to help increase our international visibility.

     Gaining entry into Asia involves an intimate understanding of different cultural practices and navigating a fragmented regulatory environment. To accelerate our penetration in this region, we are attending Asian-Pacific trade shows and identifying local partners that can help us establish meaningful contacts with governments and major, brand name gaming organizations.

THE COMPANY’S PRODUCTS AND SERVICES

     We offer a fully customizable gaming software solution that simulates the sights and sounds of a real casino, bingo hall and poker room and branded to the look and feel desired by each licensed operator. Our state-of-the-art software enables a realistic, entertaining gaming experience, online interactivity between multiple players from around the world, while allowing players to play for fun or real money.

     Each year, we continue to expand and enhance our online game suite and now offer more than 60 casino table and slot games. Expanded currencies — U.S. dollar, British pound sterling and Euros — and a wider range of languages — English, Spanish, German, Italian, French, Chinese and Japanese — are also available to enhance global appeal. In addition to our download games, we offer non-downloadable Java versions of our most popular casino games. Java technology provides an entertaining gaming experience without the wait of a software download. Benefits to players include ease-of-use and the convenience of being able to play on different computers as no software download is necessary. Because Java is platform independent, licensees can also tap into an expanded new market — Macintosh users.

     We recently expanded into emerging, high-margin markets with our new bingo and poker products. Bingo’s social and entertaining experience appeals to the casual player and a larger mainstream audience. Emulating the traditional 75-number bingo game played in bingo halls around the world, our virtual bingo product offers play-for-money and play-for-fun halls, with themes customizable to the preference of each licensee.

     Players can choose the hall that is right for them and play from a selection of regularly scheduled games or specialized tournaments. They can also purchase sets of cards, just like at a real hall. Other customizations include male and female number-callers, different dabber colors and patterns, full chat, progressive jackpots, ball-movement and selection animations and an automatic card-marking option. Our bingo product also comes complete with a bingo management tool for setting ordinal levels throughout the day, as well as an affiliate program for attracting new players.

     Poker is the world’s most popular card game. Table poker is a new high-growth market for the Internet. The success of a poker product depends on quantity of players. That is why our multi-player poker software aims to create a critical mass of players by directing different licensee customers into a centralized poker room to build a large poker community. With this critical mass of players established, players can always find a game at the stake they want, and operators get the consistent traffic to build a successful online poker room.

     Players can also bet in their preferred currency — U.S. dollars, British pound sterling and Euros — all at the same poker table. Other features include an anti-collusion service, user-friendly log view allowing players to track each hand they play, chat, animations and an “all-in” option should their Internet provider disrupt their connection.

     We continue to invest in new product innovations, functionality and tools that provide our customers with a premium and comprehensive interactive game offering to retain and attract a broader, global player base. We have most recently expanded our product portfolio with a number of new wireless games. New Flash-based casino products are currently under development as well as other new technologies that will enhance the social and interactive gaming experience for players, and continue to distinguish CryptoLogic as a market-leading software provider in the global Internet gaming industry.

     Our gaming solution provides an integrated e-cash management system through our ECash Direct subsidiary based in the U.K. ECash Direct allows users to perform secure electronic financial transactions with a full suite of payment solutions for the Internet including credit card, debit card, electronic check, electronic wallet, personal check, certified check or money order and wire transfer. All transactions are processed in U.S. dollars, British pound sterling, Euros or currency equivalent, and the exchange rate is set in accordance with the payment method used.

     Since November 1996, our ECash Direct system has processed more than $11 billion worth of securely processed electronic wagers. ECash Direct incorporates a variety of fraud prevention measures and is supported by a dedicated fraud team that allows us to maintain a relatively low fraud rate (the percentage of total credit card transactions that are repudiated).

     Our ECash products are specifically designed for consumers and online businesses to make online shopping and the transmission of information convenient and secure. In developing our own proprietary encryption/decryption algorithms, we have been able to implement fast and reliable client-server, Java and web technology applications.

     We continue to expand our suite of payment options to provide our customers’ players with the broadest choice and convenience in payment methods.

     We also provide 24/7 customer support in all the languages and currencies supported by our software, which is always available to help players with technical questions or assistance with the gaming software and e-cash accounts.

INDUSTRY OVERVIEW

Global Internet Gaming Industry

     Since its inception in 1995, the online gaming industry has become and continues to be one of the fastest growth markets on the Internet. According to Bear Stearns1, the global Internet gaming market grew to $3.5 billion in revenue in 2002 — across casino, sports betting, poker, bingo and lotteries — and equally dramatic is the rise to more than 1,800 Internet gaming sites currently on the Web. Internet gaming continues to represent considerable growth potential, and today, the industry only accounts for about 1.5% of the global land-based gaming industry.

Large Potential of Internet Gaming: 1.5% of Land-Based Gaming

Source: World Lottery Association, Christiansen Capital, Bear Stearns, CryptoLogic Estimates

*     Based on revenue, not handle or wager

1 Industry market information discussed in the “Industry Overview” section of this annual report was obtained from publicly available sources. Neither Bear Stearns nor Christiansen Capital presently provides capital market or other services to the Company. Neither Bear Stearns nor Christiansen Capital has approved or disapproved of the use of this data in this annual report.

Estimated Annual Global Internet Gaming Revenue

Source: Bear Stearns 2002

     Given the early and rapid adoption of Internet usage in North America, the United States initially represented the largest market for online gaming. However, given the uncertain regulatory climate in the United States and the affect of certain U.S. banks discontinuing use of their credit cards for online gaming, we expect growth prospects in North America will be tempered in the near term. Christiansen Capital estimated that Internet gamers from the U.S. represented more than 50% of the market in 2002, but is expected to account for less than 40% by 2004.

     We believe growth in Internet gaming will come from international markets. Europe and Asia — regions that are experiencing a growing Internet population and more favorable attitudes to gaming — offer the greatest potential.

     As well, with the vast majority of online gaming sites currently in English and using U.S. dollars, the U.S. market is well penetrated, particularly in the casino segment. We believe that growth will come from international casino offerings and large, emerging game segments such as poker, bingo and lotteries.

Internet Gamers

Source: Christiansen Capital

Global Regulatory Environment

     Since 1995, Internet gaming has quickly grown into a large, multi-billion dollar industry, but with regulatory inconsistencies between countries and limited formal regulation. Laws around the world are often outdated, ambiguous and continue to develop on a country-by-country basis. While legislative uncertainties continue, most prominently in the United States, there has also been support for regulation in parts of the U.S. and around the world. We believe that government plays an important role and is in the best position to regulate this industry to provide consumer protection, preserve the integrity of the online gaming industry, and build a credible and business-friendly marketplace.

     Since 1998, there have been several U.S. legislative proposals, primarily by Senator Kyl, Congressmen Goodlatte, LaFalce, and more recently Congressmen Leach and Oxley, aimed at prohibiting Internet gaming in the U.S. and these efforts persist.

     More recently, two opposing views of the future of online gaming have crystallized in the U.S. — licensing and regulation versus prohibition. There have also been developments at the federal, state and judicial levels supporting a regulated approach. Most notable was the first federal bill introduced by Congressman John Conyers in 2002 to consider regulation of Internet gaming in the U.S. State legislators in New Jersey, Nevada and California have also enacted or proposed legislation to legalize online gaming within their jurisdictions. As well, the U.S. 5th District Court in Louisiana upheld a decision that online casino gaming does not violate the Federal Wire Act, and therefore is not illegal under that act. Until the regulatory uncertainty in the U.S. is definitively resolved, we expect growth prospects to be outside North America.

     Currently, more than 70 jurisdictions worldwide regulate or are in the process of legalizing varying forms of online gaming according to the River City Group. We have identified the Asian market as one of the largest untapped markets for online gaming, but only limited online gaming has been adopted in Hong Kong, Korea, Macau, Taiwan, the Philippines and Vietnam.

     Europe has demonstrated growing interest in Internet gaming, and Europeans appear to be among the most avid online gamers in the world. We believe European markets present some of the best growth opportunities for e-gaming in the next few years.

     Recent legislative developments in Europe have included Germany’s first state-licensed and regulated, real-money online casino in Hamburg; Belgium passing a new lottery act granting the National Lottery a monopoly on the virtual gaming market; and Malta establishing a licensing and regulated regime for online gaming, expected to be implemented in 2003.

     We are seeing a global trend to regulate Internet gaming to the same strict standards as land-based gaming, which is encouraging the entry of brand name operators and creating a credible and sophisticated marketplace. For example, in 2001, the Isle of Man and Alderney — both part of the British Commonwealth — established regulated environments for Internet gaming, requiring extensive government probity and independent, third party software testing and verification.

     The U.K. government has issued several reports recommending the reform of its gaming laws including the licensing and regulation of online gaming as published in the Budd Report in July 2001, and subsequent reports in 2002. Most recently in April, 2003, the Department of Culture, Media and Sport issued its position paper titled, “The Future Regulation of Remote Gambling” outlining how the U.K. government plans to proceed, with the goal of implementing regulations by 2004/2005.

     As a result, CryptoLogic’s focus is to grow its customer base in international regulated markets. This is reflected in our compliance efforts in the Isle of Man and Alderney; a growing number of international, blue chip, brand name customers in Europe including William Hill, the Ritz Club London Online, Littlewoods Gaming and ukbetting plc; as well as the localization of our products in a multitude of languages and currencies; and the expansion of our product suite into new bingo and poker games to appeal to broader gaming audiences worldwide.

COMPETITION

     Although online gaming is a young and fast-growing industry. Industry experts suggest that the global market for online gaming, which comprises casino games, sports betting, bingo, poker and lotteries, will rise to $5 billion in annual gaming revenue by 2003, up from $3.5 billion in 2002. Equally dramatic has been the rise of new Internet gaming sites, now up to more than 1,800 according to Bear Stearns.

     Customers of our software compete with existing and more established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

     We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. Given the emerging development of the industry and the multitude of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile. In addition to current known competitors, traditional land-based gaming operators and other entities, many of which have significant financial resources and name brand recognition, may provide Internet gaming services in the future, and thus become competitors of CryptoLogic.

     The global nature of Internet makes most Internet markets, including the online gaming industry, relatively accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record, regulatory compliance, independent oversight and transparency of business practices.

C. ORGANIZATIONAL STRUCTURE

     Our organizational structure and operating subsidiaries as of December 31, 2002 are set forth below. In all cases in the below chart, except for A.L.I. Online Inc., the parent company owns directly or indirectly, all of the issued and outstanding shares of the applicable subsidiary.

D. PROPERTY, PLANTS AND EQUIPMENT

     We have offices in Toronto and Vancouver, Canada; Nicosia, Cyprus; and London, England to support our international customer base. CryptoLogic’s corporate headquarters are located in about 19,700 square feet of commercial office space at 1867 Yonge Street, 6th and 7th Floors, Toronto, Ontario, Canada. These headquarters house our head office management and research and development group. Under the terms of our lease, which terminates on April 29, 2004, with a renewal option thereafter of up to two years on terms to be negotiated at that time, we pay an annual rent of Cdn$580,000.

     Our WagerLogic Limited subsidiary leases a 1,400 square feet office space located in Office 101, 51 Prodomos Street, Strovolos, Nicosia, Cyprus for $12,000 per annum, which houses our sales and licensing operations. The current lease expires on December 31, 2003. This agreement can be renewed annually subject to a 7% increase.

     Our Ecash Direct (UK) Limited and WagerLogic (UK) Limited subsidiaries occupy 5,000 square feet at Level 7 Westec House, West Gate Road, Hanger Lane, London, W5 1YZ, United Kingdom that is leased for $255,000 per annum, and expires on February 21, 2007. This facility houses our 24/7 customer support call center team available to assist our customers’ global players with technical questions, assistance with the gaming software and their e-cash accounts in all the languages and currencies supported by our software.

     Our Ads Dot Com Limited subsidiary provides marketing services for our customers licensed by WagerLogic. Ads Dot Com occupies 1,200 square feet of office space at 103-105 Crawford Street, London, W1H 2H3, United Kingdom that is leased for $98,000 per annum for a 5-year term, terminating on June 11, 2006.

     Our A.L.I. Online Inc. subsidiary operates the WinnerOnLine.com gaming portal providing online gaming news, gaming site reviews and advertising services, and is located at 1107 Homer Street, Suite 201, Vancouver, British Columbia, V6B 2Y1, Canada. A.L.I. leases this 2,300 square feet facility for Cdn$30,000 per annum, which lease agreement terminates on June 30, 2006.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward-Looking Statements

     Some of the information in this section contains forward-looking any forward-looking statements that involve risks and uncertainties. You can identify these statements by forward looking words such as “may”, “would”, “expect”, “plan”, “anticipate”, “estimate”, “believe”, “intend”, “could”, or “continue” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements. Statements that we make in this section that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of our future performance, and involve, risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements. See “Risk Factors” for more information.

     The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2002, 2001 and 2000 as set out in this annual report.

Results of Operations

Revenue

     Revenue was $34.4 million in 2002 down from $43.6 million in 2001, owing to the impact on our licensees’ revenues due to the restrictive use of credit cards by some U.S. banks being faced by the entire Internet gaming industry.

     In 2001, revenue rose 27% from 2000 to $43.6 million, due primarily to our focus on creating organic growth through existing licensees by offering market-driven products and support to increase player loyalty. A significant contributor to the revenue growth was the success of licensee William Hill’s online casinos, which launched its U.S. dollar-based casino in January 2000 and its British pound sterling-based casino in March 2001.

     Substantially all of our revenue is earned from WagerLogic’s ongoing licensing and support of our gaming software. Licensing and support revenue is comprised primarily of recurring revenue due to the relatively long-term nature of WagerLogic’s contracts. As well, one-time customization fees are charged to new licensees. Effective January 1, 2003, customization fees are amortized over the term of the agreement.

     Recurring revenue represented 98% of licensing and support revenue in 2002, versus 100% in 2001. At December 31, 2002, we had 18 licensing agreements in place with customers around the globe, compared to 19 in the prior year.

     In 2001, recurring revenue represented 100% of licensing and support revenue, versus 98% in 2000. At December 31, 2000, WagerLogic had 20 licensing agreements in place with customers around the globe.

     In response to a mature online casino market in North America, and the decline in credit card use by certain U.S. banks in 2002, we continue to emphasize revenue diversification in global markets and new product segments, which demonstrated positive results in 2002.

     Launched in the third quarter of 2002, our new bingo and poker products contributed 1% to our revenue in 2002.

     Our licensee customers saw their revenue derived from international markets rise to approximately 40% of total 2002 revenue up from approximately 30% in 2001.

     Interest income was reported as part of total revenue in 2000 and prior years. Effective the first quarter of 2001, interest income has been reclassified, and is shown below income from operations in the Consolidated Statements of Income.

Expenses

     Our operating expenses are classified into four categories: software development and support costs, general and administrative costs, finance costs and amortization. Our expenses amounted to $26.8 million in 2002, $26.5 million in 2001 and $19.8 million in 2000.

Software Development and Support Costs

     Software development and support costs include all personnel, licensee support and customer service costs, as well as compliance-related expenditures. As well, these costs were specifically associated with the development of our new bingo and poker products; Java and multi-language and multi-currency casino versions; new non-credit card payment options; and compliance costs related to regulatory compliance initiatives in Australia, Isle of Man, and Alderney.

     For fiscal 2002, software development and support costs amounted to $19.4 million, down 12% from $22.0 million in 2001. This decline was due to:

•	cost saving opportunities and efficiency programs including the implementation of a staff rationalization program and a freeze on new hires and capital expenditures; and

•	consolidation of our customer care organization to the U.K. to support a growing global licensee and player base.

     For fiscal 2001, software development and support costs rose by 34% to $22.0 million compared to $16.4 million in 2000. The increase was due to our strategic investment in several key initiatives, including poker, bingo and Java technology, to support our long-term growth, as well as the $1.1 million write-off associated with an insurance claim relating to a system intrusion.

     Software development costs are 100% expensed as incurred.

General and Administrative Costs

     General and administrative costs include administrative costs, travel expenses, professional fees and overhead related expenditures.

     In 2002, general and administrative costs reached $5.9 million, up from $3.8 million in 2001. This increase was primarily attributed to:

•	business development efforts aimed at attracting new international licensees and building partnerships with existing licensees; and

•	legal costs associated with regulatory compliance activities and the defense of various legal claims.

     General and administrative costs increased by 26% to $3.8 million in 2001 from $3.0 million in 2000. The primary factors contributing to the increase related to higher infrastructure costs associated with the growth in our work force, heightened international business development, and the incorporation of overheads associated with the acquisition by WagerLogic of the WinnerOnLine marketing channel.

Finance Costs

     Finance costs include bank charges for operating bank accounts and letters of credit issued in support of cash reserve requirements. All letters of credit are secured by cash deposits. These deposits are classified as restricted cash on our balance sheet.

     In 2002, finance costs rose to $0.5 million from $0.3 million the previous year due to expanded relationship requirements with international credit card companies and increased bank charges relating to bank draft facilities.

     In 2001, finance costs increased to $0.3 million from $0.2 million in 2000 due to increased value of letters of credit to support higher processing volumes and expanded international credit card company relationship requirements.

Amortization

     Amortization costs are based on the estimated useful lives of capital assets.

     Amortization expense rose to $1.0 million in 2002 from $0.4 million in 2001. The increase was primarily attributable to our investments in new computer equipment and software to support our customer relationship management project, regulatory compliance initiatives and establishment of our customer support facilities in the United Kingdom.

     In 2001, amortization expense was $0.4 million, up from $0.2 million in 2000 due to our increased investment in computer equipment and office equipment to support our growth.

Interest Income

     Interest and other income consisted principally of interest income in 2002 and 2001. Interest and other income in 2002 was $0.7 million, down 70% from $2.2 million last year. The year-over-year reduction reflected a decline in cash reserves due to our share repurchases and investing activities as well as lower interest rates earned on cash holdings during the year.

     Interest income decreased in 2001 to $2.2 million from $3.3 million in 2000. During the year, the use of cash due to share repurchases, combined with a significantly lower interest rate environment relative to that which prevailed in 2000, contributed to the year-over-year decrease in interest income.

Special Charge

     CryptoLogic reported a non-recurring special charge of $10.5 million ($9.9 million on an after tax basis) in 2002. The charge included:

•	the 100% write-down of our $6.1 million investment in SCG Enterprises Ltd., a wholly-owned subsidiary of Sports.com Limited, which was placed into bankruptcy;

•	$1.0 million in investment write-downs in iPayment Technologies Inc., Forty-Ninth Parallel Inc. and LasVegasFromHome.com Entertainment Inc., which were deemed to have incurred a permanent decline in value;

•	$135,000 gain on sale of our interest in Dot Com Entertainment Group;

•	$1.5 million in reorganization costs related to the consolidation of our customer support operation to the U.K. and various reorganization and cost reduction initiatives; and

•	$1.9 million as a reserve for estimated legal and other costs associated with defending various disputes.

Income Taxes

     For fiscal 2002, we recorded a tax credit of $0.1 million as a result of the special charge and lower earnings in the year compared to a tax expense of $1.2 million in 2001. The tax effect of the special charge was $0.6 million.

     Income taxes for 2001 were $1.2 million, versus $2.3 million in 2000. The decrease reflected a taxable income mix that was lower in Canada compared with income derived from foreign subsidiaries.

Net Income and Earnings per Share

     For fiscal 2002, net operating income (before non-recurring special charge) was $7.7 million or $0.60 earnings per share on a diluted basis. This compared with $18.1 million in net income or $1.21 diluted earnings per share in 2001. The earnings decline was primarily due to credit card restrictions by certain U.S. banks on licensees, the cost of initiatives to diversify into new payment options and global markets, and lower interest income earned on cash reserves. As a result, our net margin was 22% in 2002 compared to 42% in 2001. In 2002, return on equity was 18% compared to 31% in the previous year.

     After the $9.9 million non-recurring special charge (net of income tax), we sustained a loss of $2.1 million in 2002, versus a net profit of $18.1 million in 2001. On a fully diluted basis, the loss per share was $0.17 in 2002, compared to net income per share of $1.21 on a fully diluted basis in 2001.

     In 2001, net income increased by 17% to $18.1 million or $1.21 earnings per share on a diluted basis versus $15.5 million or $1.03 earnings per share on a diluted basis in 2000. Profit margins were 42% in 2001 versus 45% in 2000. In 2001, return on equity was 31% compared to 30% in the previous year.

     Net margins dropped in 2001 compared to 2000 due to expenses incurred in 2001 to fund strategic product development initiatives — bingo and poker launched in 2002 — and due to the $1.1 million write-off associated with an insurance claim relating to a system intrusion.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

     We have consistently maintained a strong cash base to fund working capital needs, strategic initiatives and synergistic acquisitions consistent with our growth strategy.

     At December 31, 2002, we had cash, cash equivalents and short term investments of $28.4 million, versus cash and cash equivalents of $42.8 million at the end of 2001. The year-over-year decline is primarily due to our decision to repurchase and cancel $20.3 million worth of our common stock during the year.

     At December 31, 2001, we had $42.8 million in cash and cash equivalents, slightly higher than the $42.7 million at December 31, 2000.

     We also maintain cash reserves as security for letters of credit granted to foreign banks that process credit card transactions on our behalf. These reserves, which are classified as restricted cash on our balance sheet, are not available for general corporate purposes as long as the letters of credit remain outstanding. We had restricted cash of $15.7 million at the end of 2002, down from $16.8 million a year ago as a result of lower deposit processing volumes associated with our year-over-year decline in revenue. Restricted cash increased from $14.0 million in 2000 to $16.8 million in 2001 due to higher processing volumes and expanded international credit card company relationships.

     In 2002, we generated operating cash flow of $10.0 million, compared to $19.6 million in 2001. Reduced cash flow in 2002 was largely attributable to the impact of lower licensees’ revenue due to a reduction in U.S. credit card processing.

     Operating cash flow rose to $19.6 million in 2001 from $6.0 million in 2000. This increase was primarily due to higher net earnings, a normalized restricted cash requirement during the year compared with 2000 when a $9.0 million addition to restricted cash was necessitated mainly by the addition of a credit card processor and an increase in the amount of funds on deposit due to a larger user base.

     We have no debt and believe our working capital is sufficient for our present requirements. We expect foreseeable cash needs to be funded through our existing cash resources and operating cash flow.

Financing Activities

     We used a large portion of operating cash flow to fund the repurchase of our common shares.

     In 2002, the net cash outlay to finance share repurchases was $17.9 million. Approximately $20.3 million was used to fund the repurchase and cancellation of 1.3 million common shares through our Normal Course and Substantial Issuer Bids in 2002. The exercise of 350,000 stock options contributed an additional $2.4 million to CryptoLogic’s cash flow in 2002.

     In 2001, the net cash outlay to finance share repurchases was $14.9 million. We repurchased and cancelled approximately 1.4 million common shares through our Normal Course and Substantial Issuer Bid programs at a total cost of approximately $17.3 million. The exercise of 275,336 common share purchase options and 160,000 Class C purchase warrants contributed $2.4 million to our cash flow in 2001.

     In 2000, we repurchased and cancelled approximately 490,000 common shares through our Normal Course and Issuer Bid program at a total cost of approximately $6.7 million. The exercise of 195,350 common share purchase options and 5.4 million Class A warrants contributed $3.0 million to our cash flow in 2000.

Investing Activities

     We used $17.5 million for investing activities in 2002. Of this amount, $10.9 million was invested in short term money market instruments and corporate bonds in order to generate a higher level of interest income. We also invested approximately $0.6 million in new capital assets during the year, as well a further $0.6 million was paid in the second of three installments towards CryptoLogic’s 2001 acquisition of ALI Online Inc., the operator of the WinnerOnLine gaming content portal.

     We invested approximately $6.1 million in SCG Enterprises Ltd., a subsidiary of Sports.com Limited, which was subsequently written off during 2002 (see Special Charge above). The divestiture of CryptoLogic’s interest in Dot Com Entertainment Group Inc. contributed $1.1 million to our cash flow in 2002.

     Uses of cash in investing activities during 2001 included $2.4 million for capital assets, which incorporated the purchase of customer relationship management software tools, continued investment in regulatory compliance in international jurisdictions and office equipment to support an increased number of employees. WagerLogic also paid proceeds of $1.3 million toward the acquisition of ALI Online Inc., the operator of the WinnerOnLine gaming portal. Investments of $0.9 million included the acquisition of common shares in Dot Com Entertainment Group Inc., a provider of bingo and casino software, and a debenture agreement entered into with LasVegasFromHome.com Entertainment Inc.

     $0.6 million was spent for miscellaneous capital expenditures such as computer equipment, office equipment and leasehold improvements in 2000.

RESEARCH AND DEVELOPMENT

     We make significant investments in research and development to keep pace and remain competitive with technology advancements and product evolution in the global online gaming market. Accordingly, over 50% of our workforce is comprised of research and development personnel. Our research and development expenditures are accounted for as part of software and support costs, which totaled $19.4 million, $22.0 million and $16.4 million respectively in the fiscal years ended December 31, 2002, 2001 and 2000.

TREND INFORMATION

     Substantially all of our revenues to date have been derived from licensing of our Internet gaming software and support of our associated services through our licensing subsidiary. Internet gaming is a relatively new market and continues to evolve. Specifically, the regulatory status of online gaming remains unsettled, including the interpretation of existing regulations or proposal or adoption of new laws.

     While some jurisdictions have introduced legislation attempting to restrict or ban Internet gaming, other jurisdictions around the world permit or are in the process of establishing regulations for Internet gaming. This regulatory debate — license and regulate versus prohibition — is expected to continue, and future decisions or legislative outcomes may materially affect our operations and financial results.

     In particular, the ongoing uncertainty regarding the legislation of Internet gaming in the United States has resulted in some financial institutions in that country no longer accepting online gaming transactions through their credit cards. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on our company, as evidenced in the decline in our 2002 revenues compared to 2001. We may continue to see other financial institutions in the U.S. adopt similar restrictive practice. As a result, we continue to focus on increasing our international diversification in global markets that embrace online gaming.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     The following table and the narrative that follows set forth the names, ages, residence, position, date of first election of directors and senior management, and common shares and stock options held as at May 1, 2003.

		Date of
		First Election		No. of	Option
		as Director/(5)	Common Shares	Options	Exercise
Name and Municipality of Residence	Principal Occupation	Officer	Held(7)	Held	Price	Option Expiry Date

Lewis Rose(4)	• President & CEO	July 15, 2002	15,000	320,000	Cdn$8.59	July 22, 2007
Toronto, Ontario	• Director			125,000	Cdn$7.61	January 13, 2008

James Ryan	• CFO	January 22, 2002	6,100	60,000	Cdn$26.09	January 4, 2007
Caledon East, Ontario				25,000	Cdn$8.16	August 13, 2007
				35,000	Cdn$7.61	January 13, 2008

		Date of
		First Election		No. of	Option
		as Director/(5)	Common Shares	Options	Exercise
Name and Municipality of Residence	Principal Occupation	Officer	Held(7)	Held	Price	Option Expiry Date

Robert Stikeman(2)(4)	• Director	March 7, 1996	5,000	65,000	Cdn$13.25	December 13, 2005
Toronto, Ontario				30,000	Cdn$7.03	September 4, 2007

Stephen H. Freedhoff, CA, CFP(1)(3)(4)	• Director	May 1, 2003	—	30,000	Cdn$9.01	May 1, 2008
Toronto, Ontario

Edward L. Greenspan, Q.C.(2)(3)(4)	• Director	May 1, 2003	—	30,000	Cdn$9.01	May 1, 2008
Toronto, Ontario

Lorne Abony(1)(2)(4)	• Director	May 1, 2003	—	30,000	Cdn$9.01	May 1, 2008
London, England

Randall Abramson(1)(3)4)	• Director	May 1, 2003	1,352,186 (6)	30,000	Cdn$9.01	May 1, 2008
Toronto, Ontario

Michael Starzynski	• Chief Technology	March 17, 2003	—	60,000	Cdn.$5.98	March 6, 2008
Whitby, Ontario	Officer

Serguei Bourenkov(8)	• VP, Research &	January 14, 2003	34,379	30,000	Cdn$40.20	February 22, 2004
Toronto, Ontario	System Architecture			15,000	Cdn$11.50	December 23, 2004
				15,000	Cdn$8.16	August 13, 2 007
				10,000	Cdn$7.61	January 13, 2008

A. J. Slivinski	• VP, Business	January 14, 2003	—	30,000	Cdn$7.61	January 13, 2008
Toronto, Ontario	Development

Marilyn Shabot	• VP, Human Resources	January 14, 2003	869	12,000	Cdn$8.16	August 13, 2007
Brampton, Ontario				12,500	Cdn$7.61	January 13, 2008

John FitzGerald	• General Counsel and	March 6, 2003	—	25,000	Cdn$7.61	January 13, 2008
Toronto, Ontario	Compliance Officer

Notes:

(1)	Member of audit committee.

(2)	Member of corporate governance & compliance committee.

(3)	Member of compensation committee.

(4)	Member of nominating committee.

(5)	Each director is elected annually to hold office until the next annual meeting of shareholders.

(6)	Includes 1,331,236 shares held in accounts managed by Strategic Capital Partners Inc., a Canadian dealer, or Strategic Advisors Corp., a Canadian adviser. Mr. Abramson indirectly controls both Strategic Capital Partners and Strategic Advisors. The shares owned by or which Mr. Abramson directly or indirectly exercises control or direction over represent 11.1% of CryptoLogic’s outstanding common stock.

(7)	Other than Mr. Abramson, no directors or member of senior management of the Company beneficially owns or exercises control or direction over more than 1% of CryptoLogic’s outstanding common stock.

(8)	Serguei Bourenkov joined CryptoLogic in 1996.

     Biographies of each of the directors and officers set out in the above table and their respective positions held for the last five years are noted below.

     Lewis N. Rose (44), CA was appointed interim President and Chief Executive Officer on July 15, 2002, and was appointed President and Chief Executive Officer on March 7, 2003. Mr. Rose has two decades of experience in the consumer products, entertainment and financial services sectors in leadership roles at some of North America’s best-known companies. From March 2000 to July 2002, he was CEO of E-TV Interactive Technologies Inc., a private interactive technology company. From September 1998 to January 2000 he was President and a Director of Alliance Atlantis Communications Inc., one of the largest publicly traded television and film entertainment companies in Canada, and President and a Director of its predecessor, Atlantis Communications Inc., from September, 1997 to September, 1998. Mr. Rose was previously Chief Financial Officer and a Director of Maple Leaf Foods Inc., the largest publicly traded food-processing company in Canada, and President of Maple Leaf’s Grocery Products Division.

     James A. Ryan (41), CA was appointed Chief Financial Officer on January 22, 2002. A Chartered Accountant with more than 17 years of operational and financial management experience, Mr. Ryan brings experience in acquisitions, divestitures, debt and equity financing, financial intermediation, corporate restructuring and investor relations. Prior to joining CryptoLogic, he was Chief Financial Officer and Secretary of Procuron Inc., an Internet business-to-business marketplace company, from November 2000 to December 2002. From September 1996 to November 2000, he was Chief Financial Officer, Secretary and Director of Systems Xcellence Inc., a publicly traded software development company in the healthcare transaction processing market. Mr. Ryan also was previously Vice President of Business Development of MetCan Information Technologies Inc., and Vice President and Chief Financial Officer of Epson Canada Limited, the Canadian affiliate of global technology company, Seiko Epson Corporation.

     Robert H. Stikeman (58) was named Chairman of the Board in May 2003, and has been a Director since 2002. He has been a partner for the past 16 years in Stikeman, Graham, Keeley & Spiegel LLP, a law firm he was instrumental in establishing. He currently acts as general counsel to the Corporation and serves as its Secretary. Mr. Stikeman received both his MBA (1969) and LLB (1972) from The University of Western Ontario. He is an officer and director of several publicly traded companies. Mr. Stikeman is also Chairman of the Company’s Compliance and Nominating Committees.

     Stephen H. Freedhoff (67), CA, CFP has been a self-employed consultant since July 1999. Previously he was a partner of a national accounting firm for 30 years. Mr. Freedhoff is also Chairman of the Company’s Audit Committee.

     Edward L. Greenspan (59), Q.C., L.L.D., D.C.L., is the senior partner of the Toronto law firm of Greenspan, White. He has been practicing in Toronto since 1970 and received his Queen’s Counsel in 1982. He taught law at the University of Toronto Law School for approximately 28 years. In 1999, he received an honorary doctorate from the Law Society of Upper Canada, and in 2002 he received an honorary doctorate of civil law from the University of Windsor. He has been involved in some of the most high profile cases in Canada. Mr. Greenspan was a Director of Alliance Communications Corp. from June 1993 to September 1998. Mr. Greenspan is also Chairman of the Company’s Compensation Committee.

     Lorne Abony (33) is Chief Executive Officer and co-founder of Columbia Exchange Systems Ltd. (CES), a technology company focused on financial transaction software, since July 2002. Prior to CES, Mr. Abony was a venture partner at Elucid Technology Ventures, a private equity and venture capital firm based in New York City, from 2000 to 2002. Before joining Elucid, Mr. Abony was the founder and President of Petopia from 1998 to 2000, which was an online pet food and supplies company that raised in excess of $100 million in venture capital. Petopia was sold to Petco in November 2000. Mr. Abony is a member of the Law Society of Upper Canada and formerly practiced corporate and securities law at a large Toronto law firm. He holds a B.A. in philosophy from McGill University, a LL.B/J.D. from the University of Windsor and an M.B.A. from Columbia University.

     Randall Abramson (37) is co-founder and Vice President of Strategic Capital Partners Inc. and co-founder and Chief Executive Officer of its affiliate, Strategic Advisors Corp., both Toronto-based portfolio management firms for high net worth individuals and institutions. Prior to founding Strategic Capital and Strategic Advisors, Abramson was a portfolio manager and analyst at wealth management firm, Connor Clark & Company from 1996 to 1998, and prior thereto, was a portfolio manager and analyst at institutional money manager, Hodgson Roberton Laing Limited (now, Yield Management Group) from 1991 to 1996. Collectively, Strategic Capital and Strategic Advisors, on behalf of their respective managed accounts, are significant shareholders of CryptoLogic.

     Michael Starzynski (45) was appointed Chief Technology Officer on March 17, 2003, and has more than 20 years of global information technology experience in both the telecommunication and financial services sectors at some of North America’s largest companies as well as leading entrepreneurial organizations. From 2000 to 2003, he was Chief Technology Officer of Financial Models Company, a leading provider of investment management systems and services. From 1998 to 2000, he was Chief Technology Officer of SRG Software Inc., a software and consulting services company. Previous positions included Chief Technology Architect at CGI Canada and a 13-year career at Bell Canada, Canada’s leading telecommunication service provider.

     Serge Bourenkov (40) was appointed Vice President, Research & Systems Architecture on January 14, 2003 and has more than a decade of software development and technical expertise. He joined CryptoLogic in 1996 after moving to Canada from Moscow, Russia, and was initially responsible for client applications. Prior to his current position, Serge was Director of Product Development at CryptoLogic. His career has spanned development of an equity fund management system, medical 3D visualization software and computer games as well as a currency trading system for Russia’s major bank. He also worked at the Institute of Acoustics in Russia modeling long-range underwater sound propagation, signal processing and 3D-graphics.

     A.J. Slivinski (41) was appointed CryptoLogic on January 14, 2003 as Vice President of Business Development, and brings more than 15 years of North American and international experience in sales and marketing. From 1998 to 2002, he has held senior business development positions at Maple Leaf Foods Inc., the largest publicly traded food-processing company in Canada. Most recently, he was Director of Emerging Markets at Maple Leaf Consumer Foods. As Vice President of International Sales and Marketing at Luigino’s Inc., a U.S. frozen food processing company, from 1996 to 1998, Mr. Slivinski managed a multi-million dollar business unit and developed new international opportunities.

     Marilyn Shabot (48) was appointed Vice President, Human Resources on January 14, 2003, having joined CryptoLogic in March 2002 as Director, Human Resources. Ms. Shabot brings more than 15 years in human resources with extensive experience in recruiting at all levels, department set-up, policy development, group benefit design, training assessment and implementation, and employee relations. From 2000 to 2002, she was Manager of Human Resources with Documentum Canada (The Bulldog Group Inc.), a leading provider of content management solutions. From 1997 to 2000, Ms. Shabot was Manager of Human Resources with Simcoe Parts Service Inc., an affiliate of Honda Canada Manufacturing.

     John FitzGerald (34) was appointed General Counsel and Compliance Officer on May 1, 2003. Prior to joining CryptoLogic, Mr. FitzGerald held the positions of Chief Operating Officer and General Counsel at Ball Brewing Company Limited from 2001 to 2002, where he led the acquisition of one of Canada’s largest microbrewers. In 1998, he began his legal career with the law firm Fasken Campbell Godfrey, now Fasken Martineau, focusing primarily on mergers and acquisitions and public finance. In 1998 while at Fasken Martineau, Mr. FitzGerald was seconded as assistant to the General Counsel of Securities Commission at the Ontario Securities Commission.

Compensation of Directors and Officers:

     Executive Compensation

     The following table sets forth all compensation paid in the year ended December 31, 2002 in respect of the Chief Executive Officer and current executive officers listed and described above.

SUMMARY COMPENSATION TABLE
(in Canadian dollars)

		Annual Compensation			Long-Term Compensation Awards

					Securities	Restricted
				Other	Under	Shares or		All
				Annual	Options/SARs	Restricted	LTIP	Other
Name and Principal Position	Year	Salary	Bonus	Compensation	Granted	Share Units	Pay-outs	Compensation

		($)	($)	($)	(#)(8)	($)	($)	($)

Lewis Rose(1)	2002	132,794	150,000	6,000	320,000	—	—	—
President & CEO

James Ryan(2)	2002	202,427	90,000	9,067	85,000	—	—	—
CFO

Michael Starzynski(3)	2002	—	—	—	—	—	—	—
Chief Technology Officer

Serguei Bourenkov(4)	2002	175,170	15,000	—	15,000	—	—	—
VP, Research & System Architecture

A.J. Slivinski(5)	2002	—	—	—	—	—	—	—
VP, Business Development

Marilyn Shabot(6)	2002	69,231	10,000	—	12,000	—	—	—
VP, Human Resources

John FitzGerald(7)	2002	—	—	—	—	—	—	—
General Counsel and Compliance Officer

Notes:

(1)	Lewis Rose was appointed Interim President and CEO of the Company on July 15, 2002 and assumed the role of President and CEO on March 7, 2003.

(2)	James Ryan was appointed the Chief Financial Officer of the Company on January 22, 2002. He received a signing bonus of $25,000, and for 2002 he was awarded a cash bonus of $32,500 and a stock bonus of $32,500 in common shares.

(3)	Michael Starzynski was appointed to Chief Technology Officer on March 17, 2003.

(4)	Serguei Bourenkov was Director, Product Development in 2002. He was appointed to Vice President, Research & System Architecture on January 14, 2003. In 2002, he was awarded a cash bonus of $7,500 and a stock bonus of $7,500.

(5)	A.J. Slivinski was appointed to Vice President, Business Development on January 14, 2003.

(6)	Marilyn Shabot joined CryptoLogic in March 2002 as Director, Human Resources. She was appointed to Vice President, Human Resources on January 14, 2003. In 2002, she was awarded a cash bonus of $5,000 and a stock bonus of $5,000.

(7)	John FitzGerald was appointed to General Counsel and Compliance Officer on March 6, 2003.

(8)	Options granted under our company stock option plan.

     Employment Agreements

     Lewis Rose, as President and Chief Executive Officer of the Company, pursuant to an employment agreement, effective January 1, 2003, receives annual compensation for services in the amount of no less than Cdn$400,000 per annum, which amount is subject to annual review during the term of the agreement; is eligible for payment of an annual bonus based on the net earnings of the Company measured against certain milestones; is eligible for grants of stock options pursuant to the Company’s Stock Option Plan; receives an allowance for automobile expense and is reimbursed for business related expenses. The employment agreement continues until it is terminated in accordance with the terms of the agreement. The employment agreement contains non-competition and confidentiality provisions. The employment agreement may be terminated by either the Company or Mr. Rose upon prior written notice as specified in the agreement. The agreement provides for the payment of severance benefits in the event that the agreement is terminated by the Company without “cause”, as such term is defined in the agreement.

     James Ryan, as Chief Financial Officer of the Company, pursuant to an employment agreement, dated December 18, 2001, receives annual compensation for services in the amount of no less than Cdn$220,000 per annum, which amount is subject to annual review during the term of the agreement; is eligible for payment of an annual bonus based on the performance of the Company measured against certain milestones; is eligible for grants of stock options pursuant to the Company’s Stock Option Plan; and receives an allowance for automobile expense and is reimbursed for business related expenses. The employment agreement continues until it is terminated in accordance with the terms of the agreement. The employment agreement contains non-competition and confidentiality provisions. The agreement provides for the payment of severance benefits in the event that the agreement is terminated by the Company without “cause”, as such term is defined in the agreement.

     Michael Starzynski, as Chief Technical Officer of the Company, pursuant to an employment agreement, dated March 6, 2003, receives annual compensation for services in the amount of no less than Cdn$215,000 per annum, which amount is subject to annual review during the term of the agreement; is eligible for payment of an annual bonus based on the performance of the Company measured against certain milestones; is eligible for grants of stock options pursuant to the Company’s Stock Option Plan; receives an allowance for automobile expense and is reimbursed for business related expenses. The employment agreement continues until it is terminated in accordance with the terms of the agreement. The employment agreement contains non-competition and confidentiality provisions. The employment agreement may be terminated by either the Company or Mr. Starzynski upon prior written notice as specified in the agreement. The agreement provides for the payment of severance benefits in the event that the agreement is terminated by the Company without “cause”, as such term is defined in the agreement.

     Bonus Plan

     Under our bonus plan, an employee is eligible to receive a bonus if he achieves both his personal objectives, as agreed with his supervisor, and the corporate objectives, as established by the Chief Executive Officer, the Chief Financial Officer and approved by the Board during the fiscal year. The Board of Directors will determine and approve the amount of budgetary dollars to be allocated to the bonus pool.

     Stock Option Plan

     In 2002, we adopted an Incentive Stock Option Plan to replace a stock option plan in place since 1996. Pursuant to the plan, options covering an aggregate of 3,000,000 shares of our common stock may be issued to directors, officers and employees of the Company. The purpose of the plan is to provide incentives to directors, officer and employees and to reward such individuals in relation to the long-term growth and performance of the Company and the return to the Company’s shareholders.

     Under the terms of the plan, all stock option grants are subject to the approval of the Company’s Board of Directors. The exercise price of options granted under the plan is either the average of the high and low prices or the closing price of our common stock as reported on the Toronto Stock Exchange on the day of grant. Options issued under the plan may be exercised over a period not exceeding five years from the date of grant. Options granted to directors are exercisable immediately with respect to one-third of the shares covered by the options and with respect to an additional one-third of the shares covered by the options on each of the first two anniversaries of the grant. All other options become exercisable in four equal annual installments beginning on the first anniversary of the grant.

     Compensation of Directors

     By resolution of the Board, we paid each non-management director an annual fee of Cdn$7,500 and a fee of Cdn$750 for each directors’ or committee meeting attended in 2002. Management officers who are also directors do not receive any directors’ fees.

     During the year ended December 31, 2002, we paid non-management directors who served during 2002 the following:

1.	Aggregate annual fees of Cdn$29,375, either directly or to certain companies controlled by the said directors.

2.	Aggregate per-meeting fees of Cdn$63,000.

3.	A fee of Cdn$60,000 to the Chairman of the Board.

     By resolution of the Board effective May 1, 2003, we will pay a fee of Cdn$20,000 to the Chairman, and to each non-management director an annual fee of Cdn$10,000 and a fee of Cdn$750 for each directors’ or committee meeting attended.

     In addition, the directors are eligible to receive stock options under our stock option plan.

Board Practices

     Board Approvals and Structure

     The board responds to and, if it considers appropriate, approves with such revisions as it may require, corporate objectives and recommended courses of action that have been brought forward by management. The board retains plenary power for those functions it has not specifically delegated to management. In addition to maintaining the powers it must retain by statute, significant business activities, actions and communications that we propose to take or submit are subject to board approval.

     All of the following are subject to board approval:

•	Annual capital and operating budgets and significant changes thereto;

•	the Annual Information Form;

•	annual and quarterly financial statements;

•	the Management Information Circular;

•	major changes in our organizational structure;

•	major acquisition and disposition transactions involving the repurchase of shares under normal course and substantial issuer bids;

•	major financing transactions including the issuance of shares, debt securities and the like;

•	dividends;

•	appointments of officers; and

•	stock option plans and the issuance of stock options over 10,000.

     Directors are elected annually by our shareholders.

     Board Committees — Size and Compensation

     There are four board committees. During fiscal 2002 the committees consisted of the following:

1.	Audit Committee comprised of three members, all of whom were unrelated directors.

The Audit Committee has direct communication channels with internal personnel responsible for financial-statement preparation and with our external auditors. The Audit Committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management. Additional responsibilities include the review of any auditors’ reports to management, the review of internal controls and the review of transactions between officers and the Company. The Audit Committee met quarterly in 2002.

2.	Corporate Governance and Compliance Committee comprised of four members, three of whom were unrelated directors.

The Corporate Governance Committee reviews our corporate governance practices and recommends changes to the board, taking into account, among other things, the Toronto Stock Exchange Guidelines. The Corporate Governance Committee is also responsible for assessing the effectiveness of the board as a whole and its committees.

The Compliance Committee reviews our compliance practices relating to the license and certification of its gaming software in regulated jurisdictions. The Compliance Committee also assesses global legislative developments as they may affect our business around the world.

3.	Compensation Committee comprised of three members, all of whom were unrelated directors.

The Compensation Committee establishes salary ranges and long-term share-based incentives for the positions held by executive officers following an annual review of the responsibilities of the officer, the officer’s performance, experience and years of service and the salary levels for similar positions in comparable companies, as well as reviewing management’s recommendations on stock option grants to employees. The Compensation Committee meets as required to make recommendations to the Board of Directors.

4.	Nominating Committee comprised of four members, three of whom were unrelated directors.

The Nominating Committee recommends the appointment of new directors to our board, following interviews with candidates. The Nominating Committee also assesses the effectiveness of the board as a whole, its committees, and the contribution of individual directors.

     We have a formal process of orientation and education for new members of the board. When relevant, this process is supplemented informally by members of the board.

     The board has developed a position description for the Chief Executive Officer. As it has plenary power, any responsibility that is not delegated to management or a board committee remains with the board.

     The board has not adopted a formal system that would enable an individual director to engage an outside advisor at our expense in appropriate circumstances; however, the chairmen of the Audit Committee and the Corporate Governance and Compliance Committee have been authorized to retain advice in matters relating to the affairs of the Audit Committee or the Corporate Governance and Compliance Committee as the case may be.

     Employees

     The following table sets forth information detailing the number of employees for the years ended December 31, 2002, 2001 and 2000.

	2002	% Total	2001	% Total	2000	% Total

Development & Compliance	78	56%	75	51%	53	50%
Sales, Marketing & Customer Support	38	27%	46	30%	31	30%
Administrative & Finance	23	17%	28	19%	21	20%
Total	139	100%	149	100%	105	100%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     The following table sets forth certain information regarding beneficial ownership of our common stock as of May 1, 2003 by each person or organization that is known to us to own beneficially or exercise control or direction over shares carrying more than 5% of our outstanding common stock, other than Mr. Randall Abramson (whose beneficial holdings of our common stock are described in Item 6).

	Amount and Nature of
Name	Beneficial Owner	Percent of Common Shares

Andrew Rivkin	1,775,000	14.5%
Toronto, Canada

AWM Investment Company, Inc.	963,200	7.9%
New York, U.S.A.

Royce & Associates, LLC	864,200	7.1%
New York, U.S.A.

Mark Rivkin	801,500	6.6%
Toronto, Ontario

     The shares of CryptoLogic common stock held by the major shareholders listed above have voting rights no different than the voting rights associated with CryptoLogic common stock, generally.

     As at May 1, 2003, there were five record owners of our common shares in the United States, holding 1,800 common shares or less than 1% of the outstanding common shares of CryptoLogic.

     CryptoLogic is not directly or indirectly owned or controlled by another corporation(s) or by any foreign government.

     Related Party Transactions

     A related transaction took place between CryptoLogic Inc., and Dennis Wing, the Chairman of the Board in 2002. For the year ended December 31, 2002, we paid an aggregate fee of Cdn$60,000 to a company, of which Mr. Wing is the President, for consulting services relating to CryptoLogic’s capital market initiatives in the North American and the U.K.

     Stikeman, Graham, Keeley & Spiegel LLP, of which Robert Stikeman is a partner, acts as our outside counsel. For the year ended December 31, 2002, CryptoLogic and WagerLogic were charged an aggregate of Cdn$532,387 excluding GST by Stikeman, Graham, Keeley & Spiegel LLP for legal services rendered.

     We are not aware of any other transactions or proposed transactions in respect of which we are or are to be a party, in which any director, executive officer, nominee for election as a director, 5% security holder, member of the immediate family of any of the previously named persons had a direct or indirect interest in the transaction.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements and Other Financial Information

     See Item 17 — Financial Statements

Dividends

     We have not ever declared or paid a cash dividend on our common stock.

Legal Proceedings

     We are not engaged in any litigation the outcome of which in the aggregate is expected to have a significant effect on our financial position or profitability.

Significant Changes

     Except as otherwise disclosed in this annual report, there has been no material adverse change in our financial position since the date of the audited consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

     The following table sets forth, for the periods indicated, the range of the high and low prices of our common shares as reported by the Canadian Dealer Network/Toronto Stock Exchange and Nasdaq National Market.

	Toronto Stock Exchange
	Canadian Dealer Network(1)(2)		Nasdaq(3)(4)

	High	Low	High	Low

Fiscal Year Ended December 31, 1998	27.00	5.00	n/a	n/a
Fiscal Year Ended December 31, 1999	28.50	11.70	n/a	n/a
Fiscal Year Ended December 31, 2000	68.50	11.05	42.00	7.00
Fiscal Year Ended December 31, 2001
First Quarter	19.75	12.25	13.44	8.19
Second Quarter	42.50	17.50	27.86	11.19
Third Quarter	46.10	20.10	30.23	12.69
Fourth Quarter	36.67	17.31	23.20	10.61
Fiscal Year Ended December 31, 2002
First Quarter	28.59	17.50	17.75	10.92
Second Quarter	23.75	10.80	14.90	7.05
Third Quarter	13.60	5.26	8.90	3.37
Fourth Quarter	9.30	4.96	5.90	3.12
Fiscal Year Ended December 31, 2003
First Quarter	7.99	5.76	5.20	3.71
Second Quarter (to May 1, 2003)	10.16	5.90	7.37	4.00

Notes:

(1)	Trading prices are in Canadian dollars.

(2)	Until September 30, 1998, CryptoLogic common stock was listed in Canada on the Canadian Dealer Network, and price information for this period was as reported on the Canadian Dealer Network reporting system. For all subsequent periods, CryptoLogic common stock traded in Canada on the Toronto Stock Exchange.

(3)	Trading prices are in U.S. dollars.

(4)	CryptoLogic’s common stock commenced trading on Nasdaq on March 20, 2000.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     The following statements are subject to the detailed provisions of our articles of incorporation and by-laws. These statements do not purport to be complete and, while we believe the descriptions of the material provisions of the articles and by-laws contained in this report will be accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the articles of incorporation and by-laws to which reference is hereby made for a full description of such provisions.

Capitalization

     Our articles of incorporation provide that our authorized share capital is an unlimited number of common shares at no par value. At the beginning of 2002, we had 13,134,503 common shares outstanding. As at the year-ended December 31, 2002 and as at May 1, 2003, we had 12,205,868 and 12,234,598 common shares outstanding respectively.

     As of May 1, 2003, we had options and warrants to purchase an aggregate of 2,481,648 common shares exercise of prices ranging from Cdn$5.40 to Cdn$44.34 per share.

Objects and Purpose

     1.     CryptoLogic is incorporated under the Business Corporations Act (Ontario) and has been assigned company number 1171140. Our registered office is located at 220 Bay Street, 7th Floor, Toronto, Ontario, Canada, M5J 2W4, and our principal executive offices are located at 1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4S 1Y5.

Directors and Powers

     2.     A director shall continue in office until his successor is elected at the next shareholders’ meeting. Incumbent directors, if qualified, shall be eligible for re-election. Subject to the articles, the by-laws or any unanimous shareholders agreement, the board may fix the remuneration of the directors. Such remuneration shall be in addition to any salary or professional fees payable to a director who services the Corporation in any other capacity. In addition, directors shall be paid sums in respect of their out-of-pocket expenses incurred in attending board, committee or shareholders’ meetings or otherwise in respect of the performance by them of their duties as the board may from time to time determine.

     Every director of the company who is a party to a material contract or proposed material contract with the company, or is a director or has a material interest in any corporation which is party to a material contract or proposed material contract with the company shall disclose in writing to the company or request to have entered in the minutes of the meeting of directors the nature and extent of his interest as required by section 132 of the Act.

     Directors of the company do not have to retire under an age limit requirement and are not required to own shares of the company in order to serve as directors.

Rights and Privileges of Common Shares

     3.     Our by-laws provide that every shareholder is entitled to one vote for each share held on all matters submitted to shareholder meetings, including the election and removal of directors. The Board may from time to time declare, and the company may pay a dividend to shareholders on its outstanding shares according to their respective rights in the company. All questions proposed for the consideration of the shareholders at a meeting, including all elections for directors, shall be decided by majority vote, except as otherwise required by the Act.

     4.     A special resolution (requiring a 2/3 majority or signature of all shareholders entitled to vote) is required to amend our articles in such circumstances as to change any maximum number of shares that we are authorized to issue, to create new classes of shares, to change the designation of all or any of our shares and add, change or remove any rights privileges, restrictions and conditions including rights to accrued dividends, in respect of all or any of our shares, whether issued or unissued.

     5.     The conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are contained in by-laws 6.01 to 6.19:

     Annual Shareholders’ Meeting

     The annual meeting of shareholders of the company shall be held at such time and on such day each year as the board may from time to time determine, for the purpose of receiving the reports and statements required by the Act to be laid before the annual meeting, electing directors, appointing auditors and fixing or authorizing the board to fix their remuneration, and for the transaction of such other business as may properly be brought before the meeting.

     Special Shareholders’ Meeting

     The board may at any time call a special meeting of shareholders for the transaction of any business, which may properly be brought before such meeting of shareholders.

     All business transacted at an annual meeting of shareholders, except consideration of financial statements, auditor’s report, election of directors and reappointment of the incumbent auditor, is deemed to be special business.

     Quorum

     The holders of not less than twenty-five (25%) percent of the shares entitled to vote at a meeting of shareholders present in person or by proxy constitutes a quorum for the transaction of business at any meeting of shareholders.

     Votes of Shareholders

     At any meeting of shareholders, unless the articles otherwise provide, each share of the company entitles the holder thereof to one vote at a meeting of shareholders.

     Proxies

     Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxy holder or one or more alternate proxy holders who are not required to be shareholders to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

     A proxy shall be in writing and executed by the shareholder or by his attorney authorized in writing.

     Notice of Meeting

     Notice of the time and place of each meeting of shareholders shall be sent not less than 10 days and not more than 50 days before the date of the meeting to the auditor of the company (if any), to each director, and to each person whose name appears on the records of the company at the close of business on the day next preceding the giving of the notice as a shareholder entitled to vote at the meeting.

     Waiver of Notice

     A meeting of shareholders may be held at any time and at any place permitted by the Act or the articles or the by-laws without notice or on shorter notice than that provided for herein and proceedings thereat shall not thereby be invalidated:

•	if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not so present or represented by proxy have received notice or before or after the meeting or the time prescribed for notice thereof, in writing waive notice of or accept short notice of such meeting, and

•	if the auditors, if any, and the directors are present or if those not present have received notice or, before or after the time prescribed for notice thereof, in writing waive notice of or accept notice of such meeting.

Exchange Controls

     Not applicable.

Material Contracts

     On April 9, 2003, we entered into a Letter of Intent with Canaccord Capital (Europe) Limited to act as our Sponsor Broker in connection with our listing on the London Stock Exchange. In consideration for its services, we pay a Sponsor and Broker fee of £125,000 of which £25,000 was paid, and the remainder due on the successful admission of the Company to the London Stock Exchange. We will pay Canaccord a retainer of £50,000 per annum, payable in half-yearly installments in advance, the first payment to be made on Listing. We will also pay any reasonable direct expenses and fees and out-of-pocket costs directly incurred by Canaccord in connection with the Listing.

     Also see “Item 6 — Directors, Senior Management and Employees - Compensation of Directors and Officers”

Taxation

Canadian Federal Income Tax Consequences

     There are no Canadian income tax consequences by a U.S. Holder (as hereinafter defined) with respect to the open market disposition of our common shares.

U.S. Federal Income Tax Consequences

     The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder of common shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Taxation — Canadian Federal Income Tax Consequences” above).

     The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.

     This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

     U.S. Holders

     As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code. If a partnership or other “pass-through” entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

     Persons Not Covered

     This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a “functional currency” other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

     Distribution on Common Shares of the Company

     U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits. For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that the Company constitutes a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code. However, if the Company qualifies as a “Foreign Personal Holding Company”, a “Foreign Investment Company” or a “Passive Foreign Investment Company,” each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, the Company generally will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are very complicated and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividend rules and how these rules may impact their U.S. federal income tax situation. To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at “Disposition of Common Shares of the Company” below). Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

     In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

     Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below). The availability of the dividends received deduction is subject to several complex limitations, which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

     Information Reporting; Backup Withholding

     Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on
Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

     Foreign Tax Credit

     A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

     There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.” Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

     In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

     Disposition of Common Shares of the Company

     A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

     Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code). Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

     Other Considerations for U.S. Holders

     In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

     Foreign Personal Holding Company

     If at any time during a taxable year (a) more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”) In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

     The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

     Foreign Investment Company

     If (a) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a “Foreign Investment Company” (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

     Controlled Foreign Corporation

     If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

     The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

     If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

     The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

     Passive Foreign Investment Company

     Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is “passive income” or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

     For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person, which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

     U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

     The Company believes that it did not qualify as a PFIC for its fiscal year ended December 31, 2002. However, there can be no assurance that the Company will not be considered a PFIC for the current or any future taxable year. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

     The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

Documents on Display

     Any documents referred to in this Annual Report may be inspected at the Company’s principal executive offices located at, 1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4S 1Y5, during normal business hours.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     We operate in a number of foreign jurisdictions, generate revenues and incur expenses in the currencies of these jurisdictions (U.S. dollars, British pound sterling, Euros, and Canadian dollars). Our financial results are reported in U.S. currency, and as such we are subject to foreign currency fluctuations related to the translation of assets and liabilities into U.S. dollars, which could have a positive or negative effect on our reported results. We utilize a hedging program to mitigate our currency risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARRERAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

PART III

ITEM 15. CONTROLS AND PROCEDURES

     Our chief executive officer and chief financial officer have reviewed the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) within 90 days prior to the filing of this Annual Report on Form 20-F. Based upon this review, these officers believe that the Company’s disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to these officers by others within the Company and that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

     There were no significant changes in the Company’s internal controls or in other factors that could significantly effect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT/CODE OF EXPERTS

     Reserved.

ITEM 17. FINANCIAL STATEMENTS

     The following financial statements and schedule, together with the reports of KPMG thereon, are filed as part of this Annual Report:

ITEM 19. EXHIBITS

     The following exhibits are filed as part of this Annual Report:

1.1	Articles of Incorporation of CryptoLogic Inc.
1.2	By-laws of CryptoLogic Inc.
4.1	CryptoLogic Stock Option Plan
4.2	Employment Agreement dated March 6, 2003 between CryptoLogic Inc. and Lewis Rose
4.3	Employment Agreement dated December 18, 2001 between CryptoLogic Inc. and James Ryan
4.4	Employment Agreement dated March 6, 2003 between CryptoLogic Inc. and Michael Starzynski
4.5	Letter of Intent dated April 9, 2003 between CryptoLogic Inc. and Canaccord Capital (Europe) Limited
99.1	Consent of KPMG LLP
99.2	Certificate of the President and Chief Executive Officer of CryptoLogic Inc. pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002
99.3	Certificate of the Chief Financial Officer of CryptoLogic Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consolidated Financial Statements (Expressed in U.S. dollars) CRYPTOLOGIC INC. Years ended December 31, 2002 and 2001

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone (416) 777-8500 Telefax (416) 777-8818 www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of CryptoLogic Inc. as at December 31, 2002 and 2001 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

January 31, 2003

CRYPTOLOGIC INC.

Consolidated Balance Sheets
(In thousands of U.S. dollars)

December 31, 2002 and 2001

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$17,489	$42,822
Restricted cash (note 3)	15,740	16,800
Short-term investments	10,857	—
Reserves with processors (note 4)	774	144
Accounts receivable	699	697
Income taxes recoverable	583	408
Prepaid expenses and other	1,104	768

	47,246	61,639
Investments (note 5)	680	2,480
Capital assets (note 6)	2,713	2,949
Intangible assets (note 7)	226	337
Goodwill (note 2)	1,665	1,040

	$52,530	$68,445

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,116	$2,704
Accrued liabilities	2,489	1,389
Funds held on deposit	3,829	3,263

	11,434	7,356
Shareholders’ equity:
Capital stock (note 8)	10,720	8,720
Retained earnings	30,376	52,369

	41,096	61,089
Commitments and contingencies (note 10)

	$52,530	$68,445

See accompanying notes to consolidated financial statements.

On behalf of the Board:

__________________________________ Director

__________________________________ Director

CRYPTOLOGIC INC.

Consolidated Statements of Income
(In thousands of U.S. dollars, except per share disclosure)

Years ended December 31, 2002 and 2001

	2002	2001

Revenue	$34,427	$43,550
Expenses:
Software development and support	19,439	21,978
General and administrative	5,914	3,818
Finance	465	332
Amortization	986	353

	26,804	26,481

Income before undernoted	7,623	17,069
Interest and other income	672	2,215
Special charge (note 11)	(10,506)	—

Income (loss) before income taxes	(2,211)	19,284
Income taxes (recovery) (note 13)	(82)	1,206

Net income (loss)	$(2,129)	$18,078

Earnings (loss) per common share (note 12):
Basic	$(0.17)	$1.33
Diluted	(0.17)	1.21

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC INC.

Consolidated Statements of Changes in Shareholders’ Equity
(In thousands of U.S. dollars)

Years ended December 31, 2002 and 2001

	2002		2001

	Number of	Stated	Number of	Stated
	shares	value	shares	value

	(000's)		(000's)
Common shares:
Balance, beginning of year	13,137	$8,448	14,079	$6,455
Repurchase of shares (note 8)	(1,281)	(401)	(1,377)	(444)
Exercise of stock options	350	2,401	275	1,908
Exercise of Series C warrants	—	—	160	529

Balance, end of year	12,206	10,448	13,137	8,448
Series C warrants:
Balance, beginning of year	—	—	160	22
Exercise of warrants	—	—	(160)	(22)

Balance, end of year	—	—	—	—
Series F warrants:
Balance, beginning of year	30	272	—	—
Issuance of warrants (notes 2 and 8)	—	—	30	272

Balance, end of year	30	272	30	272

Total capital stock		10,720		8,720

Retained earnings, beginning of year		52,369		51,133
Net income (loss)		(2,129)		18,078
Excess of repurchase price of common shares over stated value (note 8)		(19,864)		(16,842)

Retained earnings, end of year		30,376		52,369

Total shareholders’ equity		$41,096		$61,089

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended December 31, 2002 and 2001

	2002	2001

Cash flows from (used in) operating activities:
Net income (loss)	$(2,129)	$18,078
Adjustments to reconcile income (loss) to cash provided by (used in) operating activities:
Amortization	986	353
Write-down of investments	7,145	—
Change in operating assets and liabilities:
Restricted cash	1,060	(2,800)
Reserves with processors	(630)	1,073
Accounts receivable	(2)	813
Income taxes recoverable	(175)	(477)
Prepaid expenses and other	(336)	71
Accounts payable	2,412	499
Accrued liabilities	1,100	513
Funds held on deposit	566	1,449

	9,997	19,572
Cash flows from (used in) financing activities:
Issue of capital stock for cash	2,401	2,415
Repurchase of common shares	(20,265)	(17,286)

	(17,864)	(14,871)
Cash flows from (used in) investing activities:
Purchase of domain names	(3)	(20)
Purchase of capital assets, net of disposals	(636)	(2,420)
Acquisition, net of cash acquired of $181 (note 2)	(625)	(1,085)
Short-term investments	(10,857)	—
Investments	(6,401)	(1,050)
Sale of investment	1,056	—

	(17,466)	(4,575)

Increase (decrease) in cash and cash equivalents	(25,333)	126
Cash and cash equivalents, beginning of year	42,822	42,696

Cash and cash equivalents, end of year	$17,489	$42,822

Supplemental cash flow information:
Income taxes paid	$340	$1,616
Interest received	671	2,331
Supplemental disclosure relating to financing and investing activities:
Issuance of warrants on business acquisition (note 2)	—	272

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

CryptoLogic Inc. (the “Company”) is a software development company with leading proprietary commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company’s software is currently being used for electronic commerce and on-line gaming. Substantially all of the Company’s revenue is earned in U.S. dollars from licensing fees and support services from licensees located outside of North America. During the fiscal year, 44% (2001 — 71%) of the Company’s revenue was earned from licensees that form a group. The Company reports its results in U.S. dollars.

1.	Significant accounting policies:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, and except as described in note 15, conform in all material respects with accounting principles generally accepted in the United States. A summary of significant accounting policies is set out below:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b)	Revenue recognition:

Revenue from providing software and support services to licensees is recognized on a daily basis based on the agreements with the licensees. Revenue from the customization of the software graphics, sound and texts to the specifications of the licensees is recognized on a straight-line basis over the term of the software and support agreements.

(c)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less, and are stated at cost, which approximates market value.

(d)	Short-term investments:

Short-term investments include highly liquid investments with original maturity dates of 12 months or less, and are stated at cost, which approximates market value.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

1.	Significant accounting policies (continued):

(e)	Investments:

Investments are stated at cost. If there is a loss in value of an investment that is other than a temporary decline, the investment will be written down to its estimated realizable value.

(f)	Capital assets:

Capital assets are stated at cost less accumulated amortization. Amortization, based on the estimated useful lives of the assets, is provided using the following methods and annual rates:

Asset	Basis	Rate

Computer equipment	Diminishing balance	30%
Office furniture and equipment	Diminishing balance	20%
Computer software	Straight line	3 years
Leasehold improvements	Straight line	Term of lease

(g)	Research and development:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles.

(h)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

1.	Significant accounting policies (continued):

(i)	Stock-based compensation:

The Company has a stock option plan for directors, officers and other key employees, as described in note 9. Effective January 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002 using the fair value-based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value-based method.

Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. The Company has not issued any stock-based payments to non-employees on or after January 1, 2002.

Under the fair value-based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at the intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

1.	Significant accounting policies (continued):

(j)	Foreign currency translation:

Monetary items denominated in other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net income.

(k)	Intangible assets:

Intangible assets consist of the following:

(i)	Customer list represents a database of registered subscribers to the WinnerOnLine web site acquired in the purchase of ALI Online Inc. (“ALI”). Amortization is provided for on a straight-line basis over three years.

(ii)	Domain names are amortized on a straight-line basis over five years.

(l)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

1.	Significant accounting policies (continued):

Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statements of income.

For the year ended December 31, 2002, the Company assessed impairment of goodwill and has determined that there was no impairment in value.

(m)	Earnings per share:

On January 1, 2001, the Company adopted the new recommendations issued by The Canadian Institute of Chartered Accountants with respect to earnings per share. The new recommendations require the use of the treasury stock method in computing diluted earnings per share, replacing the imputed interest method. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase its common shares at the average market price during the year being reported on. In accordance with these new recommendations, all prior period comparative earnings per share information have been restated with no significant difference.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

1.	Significant accounting policies (continued):

(n)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

2.	Acquisition:

On October 1, 2001, the Company entered into an agreement to acquire 100% of the shares of ALI, a gaming content provider operating the WinnerOnLine web site, for cash of up to $2,250,000, of which $1,250,000 was paid on October 1, 2001, as well as the issuance of warrants to acquire 30,000 common shares of the Company valued at $272,000, using an option pricing model. The exercise price of the warrants is Cdn. $23.00 per share. On October 1, 2002, the Company paid an additional $625,000 in proceeds related to this acquisition. The remaining purchase price of $375,000 will be payable on October 1, 2003 and is subject to an adjustment based on net income targets. This consideration will be recorded when the amounts are due and payable.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired on October 1, 2001. On October 1, 2002, the purchase proceeds were increased for contingent consideration paid of $625,000, which increased the allocation to goodwill. The following is a summary of the net assets acquired at fair values:

Current assets	$256
Capital assets	15
Customer list	315
Domain names and other rights	30
Goodwill	1,665

2,281
Liabilities assumed	(118)

Net assets acquired	$2,163

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

2.	Acquisition (continued):

Purchase consideration:
Cash, including October 1, 2002 payment	$1,875
Acquisition costs	16
Series F warrants	272

$2,163

3.	Restricted cash:

Restricted cash is held by the Company’s bank as security for letters of credit of equivalent amounts granted to payment processors.

4.	Reserves with processors:

The terms of the agreement with payment providers require the Company to maintain U.S. dollar-denominated funds for reserves in non-interest bearing accounts with the processors.

5.	Investments:

	2002	2001

HIP Interactive Corp.	$680	$680
Other	—	1,800

	$680	$2,480

The investment in publicly listed HIP Interactive Corp. (“HIP”) arose on the sale of Gamesmania Inc. during fiscal 1999. The investment in HIP is comprised of 1,000,000 common shares and 250,000 warrants. The warrants which entitled the Company to purchase one common share of HIP for Cdn. $1.00 expired on December 9, 2002. During fiscal 2002, all shares held in an escrow account were released. HIP is primarily in the e-commerce business selling video games and consumer PC software.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

5.	Investments (continued):

Other investments held as at December 31, 2001 include:

iPayment Technologies, Inc., which is in the business of credit card transaction processing, primarily focused on internet-based merchants. This investment was written down during fiscal 2002 due to a decline in the value of the investment that was other than temporary.

On November 3, 2000, the Company acquired common shares in Forty-Ninth Parallel Inc. in settlement of $350,000 owed to the Company by Forty-Ninth Parallel Inc. Forty-Ninth Parallel Inc. is in the business of advising on mergers and acquisitions. This investment was written down during fiscal 2002 due to a decline in the value of the investment that was other than temporary.

In March 2001, the Company acquired 1,055,700 common shares for $921,000, representing a 9.9% interest in publicly listed Dot Com Entertainment Group Inc., a provider of Java-based bingo and casino software. This investment was sold during fiscal 2002 for total proceeds of $1,056,000, resulting in a gain of $135,000.

In April 2001, the Company entered into a debenture agreement with LasVegasFromHome.com Entertainment Inc., a poker licensee of WagerLogic Limited (a wholly owned subsidiary of Cryptologic Inc.), whereby the Company is entitled to full repayment of the principal sum of Cdn. $200,000, plus interest at a rate of 9% per annum. The principal was due on April 26, 2002 and the interest was due monthly. This investment was written down during fiscal 2002 as collectibility of the debenture is substantially in doubt.

6.	Capital assets:

	2002	2001

Computer equipment	$3,152	$2,703
Office furniture and equipment	459	404
Computer software	775	701
Leasehold improvements	390	332

	4,776	4,140
Less accumulated amortization	2,063	1,191

Net book value	$2,713	$2,949

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements (continued) (In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

7.	Intangible assets:

	2002	2001

Customer list	$315	$315
Domain names	53	50

	368	365
Less accumulated amortization	142	28

Net book value	$226	$337

8.	Capital stock:

(a)	Authorized:

Unlimited common shares

(i)	Series C warrants:

Each warrant entitled the holder to purchase one common share at a price of Cdn. $5.00 per share and expired on February 10, 2002. During fiscal 2001, 160,000 common shares were issued under the terms of the warrants. As at December 31, 2002, no Series C warrants were outstanding.

(ii)	Series F warrants:

During fiscal 2001, the Company issued Series F warrants to acquire 30,000 common shares of the Company for Cdn. $23.00 per share pursuant to the acquisition of ALI (note 2). The warrants vest in equal amounts over a four-year period and expire in October 2005. As at December 31, 2002, no warrants had been exercised.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

8.	Capital stock (continued):

(b)	Substantial issuer bid:

(i)	Issuer bid completed during fiscal 2002:

In January 2002, the Company repurchased and cancelled 1,004,934 common shares for a total cost of $17,763,000, of which $17,448,000, representing the excess of purchase price over stated value, has been charged to retained earnings.

(ii)	Issuer bid completed during fiscal 2001:

In April 2001, the Company repurchased and cancelled 977,103 common shares for a total cost of $12,107,000, of which $11,793,000, representing the excess of purchase price over stated value, has been charged to retained earnings.

(c)	Normal course issuer bid:

During fiscal 2002, 2001 and 2000 under the normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares representing 5% of the outstanding common shares at that time:

		Repurchased and cancelled shares

	Authorized			Total
Normal course issuer bid	shares	2002	2001	under plan

May 20, 2002 — May 19, 2003	603,421	110,000	—	110,000
May 18, 2001 — May 17, 2002	656,000	165,500	275,000	440,500
May 17, 2000 — May 16, 2001	561,000	—	125,500	470,300

Under the May 20, 2002 to May 19, 2003 plan, the Company repurchased and cancelled 110,000 common shares during 2002 for a total cost of $469,000, of which $434,000, representing the excess of purchase price over stated value, has been charged to retained earnings.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

8.	Capital stock (continued):

During fiscal 2002 under the May 18, 2001 to May 17, 2002 plan, the Company repurchased and cancelled 165,500 common shares (2001 — 275,000) for a total cost of $2,033,000 (2001 — $3,896,000), of which $1,982,000 (2001 — $3,808,000), representing the excess of purchase price over stated value, has been charged to retained earnings.

Under the May 17, 2000 to May 16, 2001 plan, the Company repurchased and cancelled 125,500 common shares during fiscal 2001 for a total cost of $1,283,000, of which $1,241,000, representing the excess of purchase price over stated value, has been charged to retained earnings.

9.	Stock option plan:

Under the stock option plan, the Company can grant options to directors, officers and other key employees to purchase common shares. The plan, which was amended on May 30, 2002, provides that a maximum of 3,000,000 common shares may be issued. The exercise price of the options may not be less than the fair market value of the underlying common shares on the date of grant. As at December 31, 2002, the Company had not granted stock options with an exercise price below the fair market value at the date of grant. There are 528,552 common shares available to be issued under the stock option plan as at December 31, 2002. Options typically vest over a period of three or four years and the term of the options may not exceed five years.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

9.	Stock option plan (continued):

Details of stock option transactions are as follows:

	2002		2001

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of	price of	of	price of
	options	options	options	options

		(Cdn. $)		(Cdn. $)
Options outstanding, beginning of year	2,397,589	$17.24	2,509,175	$16.06
Granted	752,250	9.78	438,700	25.30
Exercised	(349,657)	10.64	(275,336)	10.66
Forfeited	(560,734)	19.10	(274,950)	25.93

Options outstanding, end of year	2,239,448	15.19	2,397,589	17.24

Options exercisable, end of year	1,274,626	$16.50	992,972	$15.03

	Options outstanding,		Options exercisable,
	2002		2002

		Weighted		Weighted
		average		average
	Number	remaining	Number	exercise
Range of exercise price	outstanding	life (years)	exercisable	price

(Cdn. $)				(Cdn. $)
$5.00 — $10.00	682,250	4.60	—	$8.19
$10.01 — $15.00	980,118	2.55	928,906	12.90
$15.01 — $20.00	146,430	0.52	135,764	16.47
$20.01 — $25.00	105,000	2.30	55,000	21.91
$25.01 — $30.00	95,800	3.43	16,450	26.83
$30.01 — $35.00	89,400	1.96	52,101	31.81
$35.01 — $40.00	31,350	1.77	17,838	39.03
$40.01 — $45.00	109,100	1.37	68,567	40.58

	2,239,448	2.98	1,274,626	16.50

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

9.	Stock option plan (continued):

In accordance with the new recommendations, the Company will continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, under the new recommendations, the Company is required to provide additional pro forma disclosures for options granted to employees as if the fair value-based accounting method had been used to account for the stock options.

The fair value of options granted was determined using the Black-Scholes option pricing model, using a dividend yield of 0% and the following weighted assumptions:

2002

Risk-free interest rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company’s loss for the year and loss per share would have been changed to the following pro forma amounts:

	2002

	As reported	Pro forma

Loss for the year	$(2,129)	$(2,520)

Loss per common share:
Basic	$(0.17)	$(0.21)
Diluted	(0.17)	(0.21)

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

10.	Commitments and contingencies:

(a)	The Company has entered into lease agreements for premises expiring at various periods up to April 2007. The future minimum annual rental payments on the operating leases are as follows:

2003	$735
2004	415
2005	288
2006	237
2007	28

(b)	The Company and its subsidiaries are involved in certain litigation arising out of the ordinary course and conduct of business. Although such matters cannot be predicted with certainty, management believes the claims are without merit and does not consider the Company’s exposure to such litigation to have a material impact on these financial statements.

11.	Special charge:

During the second quarter of fiscal 2002, the Company took a non-recurring special charge of $10.5 million. The charge was comprised of the following:

Write-down of investments	$7,145
Reorganization costs	1,480
Other costs	1,881

$10,506

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

11.	Special charge (continued):

(a)	Write-down of investments:

Management has reviewed the Company’s investments and other assets, and determined the value of the investments held had incurred a decline in value that was other than temporary. Included in the write-down is a $6.1 million investment, which was made during fiscal 2002, in SCG Enterprises Ltd., a wholly owned subsidiary of Sports.com Limited. Sports.com Limited was placed into bankruptcy protection in the U.K. in late May 2002 and has since ceased operation.

Also included in the write-down of investments is a net gain of $135,000 recognized on the sale of 100% of the Company’s investment in Dot Com Entertainment Group Inc., representing 1,055,700 common shares for total proceeds of $1,056,000.

(b)	Reorganization costs:

Reorganization costs are mainly associated with the consolidation in the United Kingdom of the players’ support operations and severance costs associated with executive management reorganization.

(c)	Other costs:

Other costs consist of estimated costs involved with current disputes and legal costs to defend current litigation.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

12.	Earnings (loss) per common share:

Basic and diluted earnings (loss) per share were calculated using the weighted average common shares and weighted average potential common shares.

	2002	2001

	(000's)
Weighted average number of common shares outstanding	12,257	13,567
Weighted average number of common shares outstanding — diluted	12,879	14,944

The computations for basic and diluted earnings (loss) per share are as follows:

(In thousands, except per share data)	2002	2001

Net income before special charge	$7,728	$18,078
Special charge, net of income taxes	(9,857)	—

Net income (loss)	$(2,129)	$18,078

Earnings (loss) per common share:
Before special charge, net of income taxes:
Basic	$0.63	$1.33
Diluted	0.60	1.21
After special charge, net of tax:
Basic	(0.17)	1.33
Diluted	(0.17)	1.21

Options to purchase 447,000 common shares (2001 — 360,000) were excluded from the computation of diluted earnings (loss) per share as the exercise price exceeded the average market price of common shares for the reporting year.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

13.	Income taxes:

The income tax provision (recovery) differs from amounts which would be obtained by applying the Canadian statutory income tax rate to the income before income taxes. The following explains the major differences:

	2002	2001

Income before income taxes	$(2,211)	$19,284

Income taxes based on a statutory rate of 38.62% (2001 — 42.12%)	$(854)	$8,122
Increase (decrease) in income taxes resulting from:
Difference in statutory tax rates in foreign jurisdictions	(2,797)	(6,913)
Non-deductible capital losses	2,778	—
Non-recognition of tax benefit of losses	94	88
Non-recognition of other temporary difference	177	—
Other	520	(91)

Actual income tax expense (recovery)	$(82)	$1,206

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

13.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001

Future tax assets:
Non-capital tax losses carried forward	$281	$471
Deferred financing charges	44	68
Capital assets	261	(19)
Reserves not deductible for income taxes	280	—

	866	520
Future tax liabilities:
Unrealized foreign exchange gains	(231)	—

	635	520
Less valuation allowance	635	520

Net future tax assets	$—	$—

There are approximately $969 of losses carried forward available to offset future taxable income and expire between 2005 and 2040.

14.	Fair values of financial instruments:

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, short-term investments, reserves with processors, accounts receivable, accounts payable, accrued liabilities and funds held on deposit, approximate their fair values due to the short-term nature of these instruments.

The fair value of long-term investment in HIP approximates its carrying value.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

15.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”):

The Company’s consolidated balance sheets and consolidated statements of income and changes in shareholders’ equity and cash flows have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform, in all material aspects applicable to the Company, with generally accepted accounting principles in the United States (“U.S. GAAP”) during the years presented. Additional disclosures required under U.S. GAAP are as follows:

(a)	Comprehensive income:

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income (“SFAS 130”). SFAS 130 establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements. Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on “available- for-sale” securities. For all periods presented, comprehensive income is the same as net income.

(b)	Recent accounting pronouncements:

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company does not believe that the adoption of SFAS 146 will have a material impact on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. The Company does not believe that the adoption of FIN 45 will have a material impact on its consolidated financial statements.

CRYPTOLOGIC INC.

Notes to Consolidated Financial Statements (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2002 and 2001

15.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued):

FASB has also recently issued the following pronouncements with varying effective dates starting in 2003:

(i)	SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (“SFAS 145”), relating to gains and losses from extinguishments of debt;

(ii)	SFAS No. 147, Acquisitions of Certain Financial Institutions, an Amendment of FASB Statement No. 72 and 144 and FASB Interpretation No. 9;

(iii)	SFAS No. 148, Accounting for Stock-based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123;

(iv)	SFAS No. 149, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity; and

(v)	Interpretation No. 46, Consolidation of Variable Interest Entities.

The Company does not believe that the adoption of the above-mentioned pronouncements will have a material impact on its consolidated financial statements.

Consolidated Financial Statements
(Expressed in U.S. dollars)

CRYPTOLOGIC INC.

Years ended December 31, 2001 and 2000

KPMG LLP Chartered Accountants Yonge Corporate Centre 4120 Yonge Street Suite 500 North York ON M2P 2B8	Telephone (416) 228-7000 Telefax (416) 228-7123 www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of CryptoLogic Inc. as at December 31, 2001 and 2000 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

January 25, 2002

CRYPTOLOGIC INC.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

December 31, 2001 and 2000

	2001	2000

Assets
Current assets:
Cash and cash equivalents	$42,822	$42,696
Restricted cash (note 3)	16,800	14,000
Reserve with a credit card processor (note 4)	144	1,217
Accounts receivable	697	1,435
Income taxes recoverable	408	–
Prepaid expenses and other	768	839

	61,639	60,187
Investments (note 5)	2,480	1,430
Capital assets (note 6)	2,949	839
Intangible assets (note 7)	337	–
Goodwill (note 2)	1,040	–

	$68,445	$62,456

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,704	$2,154
Accrued liabilities	1,389	876
Income taxes payable	–	2
Funds held on deposit	3,263	1,814

	7,356	4,846
Shareholders’ equity:
Capital stock (note 8)	8,720	6,477
Retained earnings	52,369	51,133

	61,089	57,610
Commitments and contingencies (note 10)

	$68,445	$62,456

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_______________________________ Director

_______________________________ Director

CRYPTOLOGIC INC.
Consolidated Statements of Income
(In thousands of U.S. dollars, except per share disclosure)

Years ended December 31, 2001 and 2000

	2001	2000

Revenue	$43,550	$34,390

Expenses:
Software development and support	21,978	16,367
General and administrative	3,818	3,024
Finance	332	201
Amortization	353	227

	26,481	19,819

Income before the undernoted	17,069	14,571
Interest income	2,215	3,254

Income before income taxes	19,284	17,825
Income taxes (note 12)	1,206	2,340

Net income	$18,078	$15,485

Income per common share (note 11):
Basic	$1.33	$1.18
Diluted	1.21	1.03

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC INC.
Consolidated Statements of Changes in Shareholders’ Equity
(In thousands of U.S. dollars)

Years ended December 31, 2001 and 2000

	2001		2000

	Number of	Stated	Number of	Stated
	shares	value	shares	value

	(000's)		(000's)
Common shares:
Balance, beginning of year	14,079	$6,455	8,974	$3,643
Repurchase of shares (note 8)	(1,377)	(444)	(490)	(162)
Exercise of stock options	275	1,908	195	1,143
Exercise of Class A purchase warrant	–	–	5,400	1,831
Exercise of Class C purchase warrant	160	529	–	–

	13,137	8,448	14,079	6,455

Series C warrants:
Balance, beginning of year	160	22	160	22
Exercise of warrants	(160)	(22)	–	–

Balance, end of year	–	–	160	22

Series F warrants:
Issued during the year (notes 2 and 8)	30	272	–	–

Total capital stock		8,720		6,477

Retained earnings, beginning of year		51,133		42,175
Net income		18,078		15,485
Excess of repurchase price of common shares over stated value (note 8)		(16,842)		(6,527)

Retained earnings, end of year		52,369		51,133

Total shareholders’ equity		$61,089		$57,610

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC INC.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended December 31, 2001 and 2000

	2001	2000

Cash flows from (used in) operating activities:
Net income	$18,078	$15,485
Amortization which does not involve cash	353	227
Change in operating assets and liabilities:
Restricted cash	(2,800)	(8,960)
Reserve with a credit card processor	1,073	(586)
Accounts receivable	813	(1,487)
Income taxes	(477)	(775)
Prepaid expenses and other	71	181
Accounts payable	499	591
Accrued liabilities	513	587
Funds held on deposit	1,449	722

	19,572	5,985
Cash flows from (used in) financing activities:
Issue of capital stock	2,415	2,974
Repurchase of common shares	(17,286)	(6,689)

	(14,871)	(3,715)

Cash flows from (used in) investing activities:
Purchase of domain names	(20)	–
Purchase of capital assets	(2,420)	(551)
Acquisition, net of cash acquired of $181 (note 2)	(1,085)	–
Investments	(1,050)	–

	(4,575)	(551)

Increase in cash and cash equivalents	126	1,719
Cash and cash equivalents, beginning of year	42,696	40,977

Cash and cash equivalents, end of year	$42,822	$42,696

Supplemental cash flow information:
Income taxes paid	$1,616	$3,115
Interest received	2,331	3,641

Supplemental disclosure relating to financing and investing activities:
Acquisition of investments	$–	$350
Issuance of warrants on business acquisition (note 2)	272	–

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

CryptoLogic Inc. (the “Company”) is a software development company with leading proprietary commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company’s software is currently being used for electronic commerce and on-line gaming. Substantially all of the Company’s revenue is earned in U.S. dollars from licensing fees and support services from licensees located outside of North America. During the year, 71% (2000 — 74%) of the Company’s revenue was earned from licensees that form a related group. The Company reports its results in U.S. dollars.

1.	Significant accounting policies:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A summary of significant accounting policies is set out below:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

(b)	Revenue recognition:

Revenue from providing software and support services to licensees is recognized on a daily basis based on the agreements with the licensees. Revenue from the customization of the software graphics, sound and texts to the specifications of the licensees is recognized on a straight-line basis over the term of the software and support agreements.

(c)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less, and are stated at cost, which approximates market value.

(d)	Investments:

Investments are stated at cost. If there is a loss in value of an investment that is other than a temporary decline, the investment will be written down to recognize the loss.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

1.	Significant accounting policies (continued):

(e)	Capital assets:

Capital assets are stated at cost less accumulated amortization. Amortization, based on the estimated useful lives of the assets, is provided using the following methods and annual rates:

Asset	Basis	Rate

Computer equipment	Diminishing balance	30%
Office furniture and equipment	Diminishing balance	20%
Computer software	Straight line	100%
Leasehold improvements	Straight line	Term of lease

(f)	Research and development:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under generally accepted accounting principles. To December 31, 2001, the Company has not deferred any software development costs.

(g)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

1.	Significant accounting policies (continued):

(h)	Stock-based compensation:

The Company has a stock option plan for directors, officers, other key employees and consultants that is described in note 9. The Company follows the intrinsic value method of accounting for stock options. Under this method, compensation expense is recognized over the vesting period of stock options that are granted with an exercise price below the fair market value of the underlying common shares at the date of grant. Consideration received by the Company on the exercise of stock options is recorded as share capital.

(i)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

(j)	Foreign currency translation:

Monetary items denominated in other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net income.

(k)	Intangible assets:

Intangible assets consists of the following:

(i)	Customer list represents a database of registered subscribers to the WinnerOnLine website acquired in the purchase of ALI Online Inc. (“ALI”). Amortization is provided for on a straight-line basis over three years.

(ii)	Domain names are amortized on a straight-line basis over five years.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

1.	Significant accounting policies (continued):

(l)	Goodwill:

In August 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, “Business Combinations,” and Section 3062, “Goodwill and Other Intangible Assets.” Under Section 1581, the purchase method should be used to account for all business combinations initiated on or after July 1, 2001. Under Section 1581, intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual or other legal rights or they can be separated from the acquired enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.

For business combinations consummated on or after July 1, 2001 accounted for by the purchase method, goodwill and intangible assets with indefinite lives are not amortized, and intangible assets with a finite life are amortized over their useful life. Until Section 3062 is adopted in its entirety, these assets must be tested for impairment using the same impairment tests as those applied to previously recognized goodwill and intangible assets.

Goodwill and other intangible assets acquired prior to July 1, 2001, continue to be amortized and tested for impairment in accordance with Section 1580, Business Combinations, and Section 3060, Capital Assets, until adoption of Section 3062. Upon adoption of Section 3062, the Company will perform transitional impairment tests on goodwill.

The provisions of Section 1581 have been applied to the acquisition of ALI described in note 2. Goodwill represents the excess of the cost of an acquired business over the net of the amounts assigned to assets acquired and liabilities assumed. For the period ended December 31, 2001, the Company assessed impairment of goodwill using undiscounted cash flows provided by the operations of the acquired business and has determined that there was no impairment in value.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

1.	Significant accounting policies (continued):

(m)	Earnings per share:

On January 1, 2001, the Company adopted the new recommendations issued by The Canadian Institute of Chartered Accountants with respect to earnings per share. The new recommendations require the use of the treasury stock method in computing diluted earnings per share, replacing the imputed interest method. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase its common shares at the average market price during the year being reported on. In accordance with these new recommendations, all prior period comparative earnings per share information has been restated and had no significant impact.

(n)	Comparative figures:

Interest income has been reclassified to reflect the Company’s current basis of presentation.

2.	Acquisition:

On October 1, 2001, the Company entered into an agreement to acquire 100% of the shares of ALI, a gaming content provider operating the WinnerOnLine web site, for cash of up to $2.25 million, of which $1.25 million was paid on October 1, 2001, as well as the issuance of warrants to acquire 30,000 common shares of the Company valued at $272,000 using an option pricing model. The exercise price of the warrants is Cdn. $23.00 per share. The remaining purchase price will be payable over two years ($0.6 million on October 1, 2002; $0.4 million on October 1, 2003) and is subject to adjustment based on net income targets. This consideration will be recorded when the amounts are due and payable.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

2.	Acquisition (continued):

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired on October 1, 2001. The following is a summary of the net assets acquired at fair values:

Current assets	$256
Capital assets	15
Customer list	315
Domain names and other rights	30
Goodwill	1,040

1,656
Liabilities assumed	(118)

Net assets acquired	$1,538

Purchase consideration:
Cash	$1,250
Acquisition costs	16
Series F warrants	272

$1,538

3.	Restricted cash:

Restricted cash is held by the Company’s bank as security for letters of credit of equivalent amounts granted to foreign banks that process credit card transactions.

4.	Reserve with a credit card processor:

The terms of the agreement with a credit card processor require the Company to maintain U.S. dollar-denominated funds for reserves in non-interest bearing accounts with this processor.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

5.	Investments:

	2001	2000

iPayment Technologies, Inc. (formerly Creditcards.com)	$400	$400
HIP Interactive Corp.	680	680
Forty-Ninth Parallel Inc.	350	350
Dot Com Entertainment Group Inc.	921	—
LasVegasFromHome.com Entertainment Inc.	129	—

	$2,480	$1,430

iPayment Technologies, Inc. is in the business of credit card transaction processing, primarily focused on internet-based merchants.

The investment in publicly listed HIP Interactive Corp. (“HIP”) arose on the sale of Gamesmania Inc. (“Gamesmania”) during 1999. The investment in HIP is comprised of 1,000,000 common shares and 250,000 warrants. Under the terms of the agreement, the 848,300 escrowed shares at December 31, 2001 will be released from escrow as follows: 282,733 common shares on March 10, 2002; 282,733 common shares on March 10, 2003; and 282,834 common shares on March 10, 2004. Each warrant entitles the Company to purchase one common share of HIP for Cdn. $1.00 and expires on December 9, 2002. HIP is primarily in the e-commerce business selling video games and consumer PC software.

On November 3, 2000, the Company acquired common shares in Forty-Ninth Parallel Inc. in settlement of $350,000 owed to the Company by Forty-Ninth Parallel Inc. Forty-Ninth Parallel Inc. is in the business of advising on mergers and acquisitions.

In March 2001, the Company acquired, 1,055,700 common shares for $921,000 representing a 9.9% interest in publicly listed Dot Com Entertainment Group Inc. (“DCEG”), a provider of Java-based bingo and casino software.

In April 2001, the Company entered into a debenture agreement with LasVegasHome.com Entertainment Inc., a poker licensee of WagerLogic Inc. (a wholly owned subsidiary of Cryptologic Inc.), whereby the Company is entitled to full repayment of the principal sum of Cdn. $0.2 million, plus interest at a rate of 9% per annum. The principal is due April 26, 2002 and the interest is due monthly.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

6.	Capital assets:

		Accumulated	Net book
2001	Cost	amortization	value

Computer equipment	$2,703	$543	$2,160
Office furniture and equipment	404	103	301
Computer software	701	389	312
Leasehold improvements	332	156	176

	$4,140	$1,191	$2,949

		Accumulated	Net book
2000	Cost	amortization	value

Computer equipment	$851	$348	$503
Office furniture and equipment	242	54	188
Computer software	389	389	—
Leasehold improvements	223	75	148

	$1,705	$866	$839

7.	Intangible assets:

		Accumulated	Net book
2001	Cost	amortization	value

Customer list	$315	$26	$289
Domain names	50	2	48

	$365	$28	$337

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

8.	Capital stock:

(a)	Authorized: Unlimited common shares

(i)	Class A common share purchase warrants:

The holders of the Class A common share purchase warrants were entitled to purchase up to 5,800,000 common shares at a price of Cdn. $0.50 per share. These warrants were exercisable, in whole or in part, at any time and from time to time, on or before January 2, 2001. During 2000, 5,400,000 (1999 — 400,000) common shares were issued under the terms of the warrants. As at December 31, 2001 and 2000, no Class A common share purchase warrants were outstanding.

(ii)	Series C warrants:

Each warrant entitles the holder to purchase one common share at a price of Cdn. $5.00 per share and expires on February 10, 2002. During the year, 160,000 (2000 — nil) common shares were issued under the terms of the warrants. As at December 31, 2001, there were no Series C warrants outstanding.

(iii)	Series F warrants:

During 2001, the Company issued Series F warrants to acquire 30,000 common shares of the Company for Cdn. $23.00 per share pursuant to the acquisition of ALI (note 2). The warrants vest in equal amounts over a four-year period and expire in October 2005. As at December 31, 2001, none of the warrants had been exercised.

(b)	Substantial issuer bid:

(i)	Issuer bid completed during 2001:

In April 2001, the Company repurchased and cancelled 977,103 common shares for a total cost of $12,107,000, of which $11,793,000 representing the excess of purchase price over stated value has been charged to retained earnings.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

8.	Capital stock (continued):

(ii)	Issuer bid completed subsequent to December 31, 2001:

On November 12, 2001, the Company offered to repurchase for cash up to 1,000,000 of its outstanding common shares. The offer was to have expired December 21, 2001, however, the Company extended the offer to expire on January 11, 2002. On January 11, 2002, the Company purchased approximately 1,000,000 shares for a total cost of approximately $17,500,000.

(c)	Normal course issuer bid:

In May 1999, the Board of Directors approved the repurchase and cancellation of up to 425,000 of the Company’s outstanding common shares for the period commencing May 13, 1999 and ending on May 12, 2000. During 2000, the Company repurchased and cancelled 145,500 common shares for a total cost of $2,752,000, of which $2,703,000, representing the excess of purchase price over stated value, has been charged to retained earnings.

In May 2000, the Board of Directors approved the repurchase and cancellation of up to 561,000 of the Company’s outstanding common shares for the period commencing May 17, 2000 and ending on May 16, 2001. During 2001, the Company repurchased and cancelled 125,500 (2000 — 344,800) common shares for a total cost of $1,283,000 (2000 — $3,937,000), of which $1,241,000 (2000 — $3,824,000), representing the excess of purchase price over stated value, has been charged to retained earnings.

In May 2001, the Board of Directors approved the repurchase and cancellation of up to 656,000 of the Company’s outstanding common shares for the period commencing May 18, 2001 and ending on May 17, 2002. During 2001, the Company repurchased and cancelled 275,000 common shares for a total cost of $3,896,000, of which $3,808,000, representing the excess of purchase price over stated value, has been charged to retained earnings. Subsequent to December 31, 2001, the Company has purchased 30,000 common shares to January 25, 2002 for a total cost of $403,000.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

9.	Stock option plan:

Under the stock option plan, the Company can grant options to directors, officers, other key employees and consultants to purchase common shares. The plan, which was amended May 30, 2001, provides that a maximum of 3,115,000 common shares may be issued. The exercise price of the options may not be less than the fair market value of the underlying common shares on the date of grant. As at December 31, 2001, the Company had not granted stock options with an exercise price below the fair market value at the date of grant. There are 94,000 common shares available to be issued under the stock option plan as at December 31, 2001. Options typically vest over a period of three or four years and the term of the options may not exceed five years.

Details of stock option transactions are as follows:

	2001		2000

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of	prices of	of	prices of
	options	options	options	options

		(Cdn. $)		(Cdn. $)
Options outstanding, beginning of year	2,509,175	$16.06	1,070,950	$11.88
Granted	438,700	25.30	1,661,475	18.02
Exercised	(275,336)	10.66	(195,350)	8.62
Forfeited	(274,950)	25.93	(27,900)	23.37

Options outstanding, end of year	2,397,589	17.24	2,509,175	16.06

Options exercisable, end of year	992,972	$15.03	447,968	$11.62

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

9.	Stock option plan (continued):

	Options outstanding,		Options exercisable,
	December 31, 2001		December 31, 2001

		Weighted		Weighted
		average		average
	Number	remaining	Number	exercise
Range of exercise price	outstanding	life (years)	exercisable	price

(Cdn. $)				(Cdn. $)
$ 5.00 — $10.00	251,500	0.5	251,500	$8.01
$10.01 — $15.00	1,370,209	3.4	441,526	12.86
$15.01 — $20.00	244,430	1.0	181,930	16.97
$20.01 — $25.00	158,300	3.5	18,300	21.41
$25.01 — $30.00	42,800	3.3	8,333	27.92
$30.01 — $35.00	148,300	2.8	38,200	32.02
$35.01 — $40.00	38,000	3.0	8,500	39.86
$40.01 — $45.00	123,050	2.3	37,683	40.20
$60.00 — $65.00	21,000	2.2	7,000	64.30

	2,397,589	2.7	992,972	15.03

10.	Commitments and contingencies:

(a)	The Company has entered into lease agreements for premises expiring at various periods up to June 2006. The future minimum annual rental payments on the operating leases are as follows:

2002	$479
2003	436
2004	200
2005	81
2006	36

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

10.	Commitments and contingencies (continued):

(b)	The Company and its subsidiaries are involved in certain litigation arising out of the ordinary course and conduct of business. Although such matters cannot be predicted with certainty, management believes the claims are without merit and does not consider the Company’s exposure to such litigation to have an impact on these financial statements.

11.	Income per common share:

Basic and diluted income per share was calculated using the weighted average common shares and weighted average potential common shares.

	2001	2000

	(000's)
Weighted average number of common shares outstanding	13,567	13,103
Weighted average number of common shares outstanding — diluted	14,944	15,070

Options to purchase 360,000 common shares (2000 — 298,000) were excluded from the computation of diluted income per share as the exercise price exceeded the average market price of common shares in the year ended December 31, 2001.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

12.	Income taxes:

The income tax provision differs from amounts which would be obtained by applying the Canadian statutory income tax rate to the income before income taxes. The following explains the major differences:

	2001	2000

Income before income taxes	$19,284	$17,825

Income taxes based on a statutory rate of 42.12% (2000 — 43.94%)	$8,122	$7,833
Increase (decrease) in income taxes resulting from:
Lower effective income tax rates of foreign subsidiaries	(6,913)	(6,322)
Non-recognition of tax benefit of losses	88	404
Other	(91)	425

Actual income tax expense	$1,206	$2,340

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000

Future tax assets:
Non-capital tax losses carried forward	$471	$440
Deferred financing charges	68	63
Capital assets	(19)	(16)
Reserves not deductible for income taxes	—	50

	520	537
Less valuation allowance	520	537

Net future tax assets	$—	$—

There are approximately $1,150 of losses carried forward available to offset future taxable income and expire between 2005 and 2040.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

13.	Fair values of financial instruments:

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, reserve with a credit card processor, accounts receivable, accounts payable, accrued liabilities and funds held on deposit, approximate their fair values due to the short-term nature of these instruments.

The fair value of long-term investments in HIP and DCEG approximates their carrying value. The fair value of remaining long-term investments is not determinable as the companies are privately held.

14.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”):

The Company’s consolidated balance sheets and consolidated statements of income and changes in shareholders’ equity and cash flows have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform, in all material aspects applicable to the Company, with generally accepted accounting principles in the United States (“U.S. GAAP”) during the years presented. Additional disclosures required under U.S. GAAP are as follows:

(a)	Stock options expense:

Under U.S. GAAP, there are alternative methods available for accounting for employee stock options, Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options. The determination of compensation expense using the intrinsic value method as specified under APB 25 is not materially different from the compensation expense determined under Canadian GAAP.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

14.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued):

SFAS 123 requires the disclosure of pro forma net income and income per share had the Company adopted the fair value method as of the beginning of its 1996 fiscal year. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

The Company’s calculations for options granted were made using the Black-Scholes option pricing model using a dividend yield of 0% and the following weighted average assumptions:

	2001	2000

Risk-free interest rate	3.0%	6.0%
Expected volatility	100.0%	100.0%
Expected life of options in years	3.5	3.0

Had compensation expense been determined based on the fair value of the awards at the grant dates in accordance with the methodology prescribed in SFAS 123, the Company’s net income and earnings per share under U.S. GAAP for fiscal 2001 and 2000 would have been changed to the following pro forma amounts:

	2001		2000

	As	Pro	As	Pro
	reported	forma	reported	forma

Net income — U.S. GAAP	$18,078	$12,805	$15,485	$12,521

Net income per share — U.S. GAAP:
Basic	$1.33	$0.94	$1.18	$0.95
Diluted	1.21	0.86	1.03	0.83

The effects on pro forma disclosure of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosure in future years.

CRYPTOLOGIC INC.
Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2001 and 2000

14.	Differences between Canadian and United States generally accepted accounting principles (“GAAP”) (continued):

(b)	Comprehensive income:

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements. Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on “available-for-sale” securities. For all periods presented, comprehensive income is the same as net income.

(c)	Recent accounting pronouncements:

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. SFAS 143 is effective for the Company’s fiscal year beginning January 1, 2002. The Company does not believe that the adoption of SFAS 143 will have a material impact on its consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS 121”) and related literature and establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The Company is required to adopt SFAS 144 for its fiscal year beginning January 1, 2002. The Company does not believe that the adoption of SFAS 144 will have a material impact on its consolidated financial statements.

During April 2001, the Emerging Issues Task Force of the FASB updated EITF 00-25 “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” (“EITF 00-25”). The Company is required to adopt EITF 00-25 for its fiscal periods beginning January 1, 2002. The Company is evaluating the impact of EITF 00-25 and has not determined the effect, if any, that adoption of this standard will have on its consolidated financial statements.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRYPTOLOGIC INC.

By	/s/ Lewis Rose

Lewis Rose President and Chief Executive Officer

Date: June 13, 2003

CERTIFICATIONS

     I, Lewis Rose, President and Chief Executive Officer of CryptoLogic Inc., certify that:

     1.     I have reviewed this annual report on Form 20-F of CryptoLogic Inc.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Lewis Rose Lewis Rose President and Chief Executive Officer

Date: June 13, 2003

CERTIFICATIONS

     I, James Ryan, Chief Financial Officer of CryptoLogic Inc., certify that:

     1.     I have reviewed this annual report on Form 20-F of CryptoLogic Inc.;

     2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

     6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ James Ryan James Ryan Chief Financial Officer

Date: June 13, 2003