Form 40-F
period 2003-12-31
CRYPTOLOGIC INC
filed 2004-05-19
CIK 1094036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO THE SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.	Commission File Number: 000-30224

CryptoLogic Inc.

(Exact name of Registrant as specified in its charter)

Ontario (Province or other jurisdiction of incorporation or organization)	7999 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4S 1Y5, (416) 545-1455

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation, 111 8th Avenue, New York, NY 10011, (212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class Common shares	Name of Each Exchange on Which Registered Nasdaq National Market, Toronto Stock Exchange, London Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The Registrant had 12,300,397 common shares outstanding as at December 31, 2003

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐ 82-	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF BUSINESS CONDUCT AND ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURE
EXHIBIT INDEX
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5

CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer of CryptoLogic Inc. (the “Company”), after evaluating the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this annual report, have concluded that the Company’s disclosure controls and procedures are effective to ensure that all information required to be disclosed by the Company in reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission (the “SEC”) rules and forms.

AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Stephen Freedhoff serves as Chairman of the audit committee of the Company’s Board of Directors. Our Board of Directors has determined that Mr. Freedhoff is qualified as an “audit committee financial expert” (as defined under Items 8(a) of General Instruction B to Form 40-F). Mr. Freedhoff is independent, as that term is defined by the Nasdaq listing standards applicable to our company. The SEC has indicated that the designation of Mr. Freedhoff as an audit committee financial expert does not make Mr. Freedhoff an “expert” for any purpose, impose any duties, obligations or liability on Mr. Freedhoff that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. A description of Mr. Freedhoff’s business experience is incorporated by reference herein on page 48 of Exhibit 99.1 (2003 Annual Report).

CODE OF BUSINESS CONDUCT AND ETHICS

Our Board of Directors has developed and adopted a Code of Ethics applicable to our Chief Executive Officer, our Company’s principal executive officer, and the Chief Financial Officer, our Company’s principal financial and accounting officer, with the goal of promoting the highest moral, legal and ethical standards and conduct within our Company. Copies of this Code of Ethics are available without charge upon request by contacting CryptoLogic’s investor relations department by mail at our head office, 1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4S 1Y5, by telephone: 416-545-1455 or by email at investor.relations@cryptologic.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP has been the auditor of the Company since 1998.

Fees payable to KPMG LLP for the years ended December 31, 2003 and 2002 were as follows:

(In thousands of US dollars)	2003	2002
Audit fees	$148	$118
Audit-related fees	80	42
Tax fees	40	83
Other fees	41	190

Total	$309	$433

Audit Fees

These audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and review of documents filed with US, Canadian and UK securities regulatory authorities.

Audit-Related Fees

These audit-related fees were for services related to the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities and the Company’s 2003 listing on the London Stock Exchange and comfort letters related to the LSE listing.

Tax Fees

These tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, expatriate advisory services as well as advisory services relating to federal, provincial and international tax compliance for customs and duties, and regarding common forms of domestic and international taxation (i.e. income tax, VAT, GST and excise taxes).

Other Fees

Other fees were for services other than audit fees, audit-related fees and tax fees as described above. These services included:

•	Probity checks of employees and licensees, which included a company-wide probity review in 2002;

•	Annual review of IT systems; and

•	Annual review of security systems.

Pre-Approval Policies and Procedures

The Company’s audit committee has direct communications channels with internal personnel responsible for financial statement preparation and with external auditors, and has concluded that the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives guidance to the Company’s management as to the specific types of services that have been pre-approved. The Company’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. For the year ended December 31, 2003, none of the audit, tax and other fees described above were an exception to the audit committee’s pre-approval policy.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page 25 of Exhibit 99.1 (2003 Annual Report) is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

The disclosure provided in the table that summarizes our outstanding cash commitments as of December 31, 2003 on page 25 of Exhibit 99.1 (2003 Annual Report) is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.     Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.     Consent to Service of Process

Concurrent with the filing of this report, the Company is filing an amended Form F-X appointing CT Corporation as the Company’s agent for service in connection with the class of securities in relation to which the obligation to file this report arises.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing in Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CRYPTOLOGIC INC.
	By:	/s/ LEWIS N. ROSE
Lewis N. Rose
Date: May 19, 2004		President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
99.1	2003 Annual Report (including Management’s Discussion and Analysis and Audited consolidated financial statements as of December 31, 2003 and 2002 together with the report of the auditors thereon, including a U.S. GAAP reconciliation.)

99.2	Renewal Annual Information Form for the fiscal year ended December 31, 2003.

99.3	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Consent of KPMG LLP, Chartered Accountants