Form 40-F/A
period 2003-12-31
CRYPTOLOGIC INC
filed 2005-03-24
CIK 1094036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

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

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Title of Each Class Common shares	Name of Each Exchange on Which Registered Nasdaq National Market Toronto Stock Exchange London Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

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

This Annual Report on Form 40-F/A amends and supplements the annual report on Form 40-F filed by CryptoLogic Inc., an Ontario corporation, for the year ended December 31, 2003 (the “Annual Report”).

The following section is hereby added to the Annual Report:

Corporate Governance Differences

The common shares of CryptoLogic Inc. (the “Company”) are listed on the NASDAQ Stock Market (“NASDAQ”). Section 4350(a)(1) of the NASDAQ company guide permits NASDAQ to consider the laws, customs and practices of foreign issuers in relaxing certain NASDAQ listing criteria, and to grant exemptions from NASDAQ listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NASDAQ standards is as follows:

Proxy Delivery Requirement: The NASDAQ requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. The Company is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations of Canada.

Shareholder Meeting Quorum Requirement: The NASDAQ minimum quorum requirement for a shareholder meeting is 33 1/3% of the outstanding shares of common voting stock. In addition, a company listed on NASDAQ is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its articles, which provide that shareholders of one-quarter of the Company’s issued shares entitled to be voted at a meeting present in person or by proxy shall be a quorum for a general meeting of shareholders.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

CRYPTOLOGIC INC.

By:	/s/ LEWIS N. ROSE Lewis N. Rose President and Chief Executive Officer

Date:	March 24, 2005

EXHIBIT INDEX

Exhibit Number	Description

99.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002