Form 40-F
CRYPTOLOGIC INC
filed 2005-03-28
CIK 1094036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO THE SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.	Commission File Number: 000-30224

CryptoLogic Inc.

(Exact name of Registrant as specified in its charter)

Ontario	7999	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4S 1Y5, (416) 545-1455
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation, 111 8th Avenue, New York, NY 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of Each Class	Name of Each Exchange on Which Registered
Common shares	NASDAQ National Market, Toronto Stock Exchange,
London Stock Exchange

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

The Registrant had 13,311,498 common shares outstanding as at December 31, 2004

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐   82-____                No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑                             No ☐

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and Interim Chief Financial Officer of CryptoLogic Inc. (the “Company”), after evaluating the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this annual report, have concluded that the Company’s disclosure controls and procedures as of December 31, 2004 are effective to ensure that all material information required to be disclosed by the Company in reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission (the “SEC”) rules and forms.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-14(f) under the Exchange Act.

AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Stephen Freedhoff serves as Chairman of the audit committee of the Company’s Board of Directors. Our Board of Directors has determined that Mr. Freedhoff is qualified as an “audit committee financial expert” (as defined under Item 8(a) of General Instruction B to Form 40-F). Mr. Freedhoff is independent, as that term is defined by the NASDAQ listing standards applicable to our company. The SEC has indicated that the designation of Mr. Freedhoff as an audit committee financial expert does not make Mr. Freedhoff an “expert” for any purpose, impose any duties, obligations or liability on Mr. Freedhoff that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. A description of Mr. Freedhoff’s business experience is incorporated by reference herein on page 22 of Exhibit 99.3 (Renewal Annual Information Form for the fiscal year ended December 31, 2004).

CODE OF BUSINESS CONDUCT AND ETHICS

Our Board of Directors has developed and adopted a Code of Ethics applicable to our Chief Executive Officer, our Company’s principal executive officer, and the Interim Chief Financial Officer, our Company’s principal financial and accounting officer, with the goal of promoting the highest moral, legal and ethical standards and conduct within our Company. Copies of this Code of Ethics are available without charge upon request by contacting CryptoLogic’s investor relations department by mail at our head office, 1867 Yonge Street, 7th Floor, Toronto, Ontario, Canada, M4S 1Y5, by telephone: 416-545-1455, by email at investor.relations@cryptologic.com, and also posted on the Company’s web site at www.cryptologic.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP has been the auditor of the Company since 1998.

Fees payable to KPMG LLP for the years ended December 31, 2004 and 2003 were as follows:

(In thousands of US dollars)	2004	2003
Audit fees	$157	$148
Audit-related fees	60	80
Tax fees	63	40
Other fees	71	41

Total	$351	$309

Audit Fees

These audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and subsidiary companies and review of documents filed with US, Canadian and UK securities regulatory authorities.

Audit-Related Fees

These audit-related fees were for services related to the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities, Sarbanes-Oxley advisory and the Company’s 2003 listing on the London Stock Exchange and comfort letters related to the LSE listing.

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

Other Fees

Other fees were for services other than audit fees, audit-related fees and tax fees as described above. These services included probity checks of employees and licensees and call centre advisory.

Pre-Approval Policies and Procedures

The Company’s audit committee has direct communications channels with internal personnel responsible for financial statement preparation and with external auditors, and has concluded that the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives guidance to the Company’s management as to the specific types of services that have been pre-approved. The Company’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. For the year ended December 31, 2004, none of the audit, tax and other fees described above were an exception to the audit committee’s pre-approval policy.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure provided under the heading “Off-Balance Sheet Arrangements” on page 23 of Exhibit 99.1 (2004 Management’s Discussion and Analysis) is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS

The disclosure provided in the table that summarizes our outstanding cash commitments as of December 31, 2004 on page 22 of Exhibit 99.1 (2004 Management’s Discussion and Analysis) is incorporated by reference herein.

CORPORATE GOVERNANCE DIFFERENCES

The common shares of the Company are listed on the NASDAQ Stock Market (“NASDAQ”). Section 4350(a)(1) of the NASDAQ company guide permits NASDAQ to consider the laws, customs and practices of foreign issuers in relaxing certain NASDAQ listing criteria, and to grant exemptions from NASDAQ listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by US domestic companies pursuant to NASDAQ standards is as follows:

Proxy Delivery Requirement: The NASDAQ requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the US Securities and Exchange Commission. The Company is a foreign private issuer as defined in Rule 3b-4 under the US Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations of Canada.

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

CRYPTOLOGIC INC.

By:	/s/ LEWIS N. ROSE
Lewis N. Rose President and Chief Executive Officer

Date: March 24, 2005

EXHIBIT INDEX

Exhibit Number	Description
99.1	2004 Management’s Discussion and Analysis.

99.2	Audited consolidated financial statements as of December 31, 2004 and 2003 together with the report of the auditors thereon, including a US GAAP reconciliation.

99.3	Renewal Annual Information Form for the fiscal year ended December 31, 2004.

99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP, Chartered Accountants