Form 40-F
period 2005-12-31
CRYPTOLOGIC INC
filed 2006-03-28
CIK 1094036

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO THE SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.	Commission File Number: 000-30224

CryptoLogic Inc.
(Exact name of Registrant as specified in its charter)

Ontario	7999	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada M4V 2Y7, (416) 545-1455
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
The Registrant had 13,322,400 common shares outstanding as at December 31, 2005
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes ☐   82-                               No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑                                    No ☐

DISCLOSURE CONTROLS AND PROCEDURES
The Chief Executive Officer and Chief Financial Officer of CryptoLogic Inc. (the “Company”), after evaluating the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this annual report, have concluded that the Company’s disclosure controls and procedures as of December 31, 2005 are effective to ensure that all material information required to be disclosed by the Company in reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission (the “SEC”) rules and forms.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
During the fiscal year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-14(f) under the Exchange Act.
AUDIT COMMITTEE FINANCIAL EXPERT
Mr. Stephen Freedhoff serves as Chairman of the audit committee of the Company’s Board of Directors. Our Board of Directors has determined that Mr. Freedhoff is qualified as an “audit committee financial expert” (as defined under Item 8(a) of General Instruction B to Form 40-F). Mr. Freedhoff is independent, as that term is defined by the NASDAQ listing standards applicable to our company. The SEC has indicated that the designation of Mr. Freedhoff as an audit committee financial expert does not make Mr. Freedhoff an “expert” for any purpose, impose any duties, obligations or liability on Mr. Freedhoff that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. A description of Mr. Freedhoff’s business experience is incorporated by reference herein on page 24 of Exhibit 99.3 (Renewal Annual Information Form for the fiscal year ended December 31, 2005).
CODE OF BUSINESS CONDUCT AND ETHICS
Our Board of Directors has developed and adopted a Code of Ethics applicable to our Chief Executive Officer, our Company’s principal executive officer, and the Chief Financial Officer, our Company’s principal financial and accounting officer, with the goal of promoting the highest moral, legal and ethical standards and conduct within our Company. Copies of this Code of Ethics are available without charge upon request by contacting CryptoLogic’s investor relations department by mail at our head office, 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, by telephone: 416-545-1455, by email at investor.relations@cryptologic.com, and also posted on the Company’s web site at www.cryptologic.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG LLP has been the auditor of the Company since 1998.
Fees payable to KPMG LLP for the years ended December 31, 2005 and 2004 were as follows:

(In thousands of US dollars)	2005	2004

Audit fees	$294	$198
Audit-related fees	77	19
Tax fees	187	63
Other fees	14	71

Total	$572	$351

Audit Fees
These audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and subsidiary companies, the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities and review of documents filed with US, Canadian and UK securities regulatory authorities.
Audit-Related Fees
These audit-related fees were for services related to Sarbanes-Oxley.
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
Pre-Approval Policies and Procedures
The Company’s audit committee has direct communications channels with internal personnel responsible for financial statement preparation and with external auditors, and has concluded that the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives guidance to the Company’s management as to the specific types of services that have been pre-approved. The Company’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. For the year ended December 31, 2005, none of the audit, tax and other fees described above were an exception to the audit committee’s pre-approval policy.

OFF-BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements in 2005.
TABULAR DISCLOSURE OF CONTRACTURAL OBLIGATIONS
The disclosure provided in the table that summarizes our outstanding cash commitments as of December 31, 2005 on page 23 of Exhibit 99.1 (2005 Management’s Discussion and Analysis) is incorporated by reference herein.
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

Lewis N. Rose
President and Chief Executive Officer
Date: March 24, 2006

EXHIBIT INDEX

Exhibit Number	Description

99.1	2005 Management’s Discussion and Analysis*

99.2	Audited consolidated financial statements as of December 31, 2005 and 2004 together with the report of the auditors thereon, including a US GAAP reconciliation*

99.3	Renewal Annual Information Form for the fiscal year ended December 31, 2005

99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Consent of KPMG LLP, Chartered Accountants

*	Incorporated by reference to the Registrant’s Form 6K, filed on March 17, 2006.

5