Form 40-F
period 2006-12-03
CRYPTOLOGIC INC
filed 2007-03-28
CIK 1094036

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006             Commission File Number 000-30224

CRYPTOLOGIC INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada (Province or Other Jurisdiction of Incorporation or Organization)	7999 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

55 St. Clair Avenue West

3rd Floor

Toronto, Ontario

M4V 2Y7

(416) 545-1455

(Address and telephone number of registrant’s principal executive offices)

CT Corporation
111 8th Avenue
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares	NASDAQ Global Select Market Toronto Stock Exchange London Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ X ] Annual Information Form	[ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Class	Outstanding at
December 31, 2006
Common shares, no par value	13,641,234

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.      [ ] Yes[ ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.[ ] Yes               [ ] No

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation, as of the end of the period covered by the report, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chief Executive Officer and Treasurer, of the effectiveness of the Registrant’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as of December 31, 2006 were effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely disclosure regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Registrant is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Registrant’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Registrant; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and directors of the Registrant; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2006.

During the fiscal year ended December 31, 2006, there were no changes in the Registrant’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

AUDIT COMMITTEE FINANCIAL EXPERT

Stephen Freedhoff serves as a member of the Audit Committee of the Registrant’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Stephen Freedhoff satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Stephen Freedhoff as an Audit Committee financial expert does not make Stephen Freedhoff an “expert” for any purpose, impose any duties, obligations or liability on Stephen Freedhoff that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

Our Board of Directors has developed and adopted a Code of Conduct and Business Ethics applicable to our Chief Executive Officer, our Company’s principal executive officer, and the Chief Financial Officer, our Company’s principal financial and accounting officer, with the goal of promoting the highest moral, legal and ethical standards and conduct within our Company. Copies of this Code of Conduct and Business Ethics are available without charge upon request by contacting CryptoLogic’s investor relations department by mail at our head office, 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, by telephone: 416-545-1455, by email at investor.relations@cryptologic.com, and also posted on the Company’s web site at www.cryptologic.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP has been the auditor of the Company since 1998.

Fees payable to KPMG LLP for the years ended December 31, 2006 and 2005 were as follows:

(In thousands of US dollars)	2006	2005

Audit fees	$505	$294
Audit-related fees	$109	$77
Tax fees	$372	$187
Other fees	$34	$14

Total	$1,020	$572

Audit Fees

These audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and subsidiary companies, the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities and review of documents filed with US, Canadian and UK securities regulatory authorities.

Audit-Related Fees

These audit-related fees were for advisory services related to Sarbanes-Oxley (Section 404).

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

Pre-Approval Policies and Procedures

The Company’s audit committee has direct communications channels with internal personnel responsible for financial statement preparation and with external auditors, and has concluded that the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives guidance to the Company’s management as to the specific types of services that have been pre-approved. The Company’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. For the year ended December 31, 2006, none of the audit, tax and other fees described above were an exception to the audit committee’s pre-approval policy.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Registrant’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided in the table that summarizes our outstanding cash commitments as of December 31, 2006 on page 38 of Exhibit 99.2 (2006 Management’s Discussion and Analysis) is incorporated by reference herein.

CORPORATE GOVERNANCE DIFFERENCES

The common shares of the Company are listed on the NASDAQ National Market (“NASDAQ”). Section 4350(a)(1) of the NASDAQ company guide permits NASDAQ to consider the laws, customs and practices of foreign issuers in relaxing certain NASDAQ listing criteria, and to grant exemptions from NASDAQ listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by US domestic companies pursuant to NASDAQ standards is as follows:

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

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

/s/ Lewis N. Rose

Lewis N. Rose

President and Chief Executive Officer

Date: March 28, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.	Management’s Discussion and Analysis
3.	Annual Financial Statements
4.	Consent of KPMG LLP
5.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
6.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.