Form 40-F/A
period 2006-12-31
CRYPTOLOGIC INC
filed 2007-03-29
CIK 1094036

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
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

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.      [ ] Yes[ ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.[ ] Yes               [ ] No

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to the Registrant’s Form 40-F for the fiscal year ended December 31, 2006 is to refile the Registrant’s Annual Information Form dated March 28, 2006 and the Management’s Discussion and Analysis. Two tables were incorrectly filed. No other changes were made to the Registrant's annual report on Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

/s/ Lewis N. Rose

Lewis N. Rose

President and Chief Executive Officer

Date:   March 29, 2007

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form
2.	Management’s Discussion and Analysis
3.	Annual Financial Statements*
4.	Consent of KPMG LLP
5.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14(a) or 15(d)-14 of the Securities Exchange Act of 1934.
6.	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

_________________

*	previously filed