Form 20-F
period 2007-12-31
CRYPTOLOGIC LTD
filed 2008-05-20
CIK 1094036

O

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-30224

CRYPTOLOGIC LIMITED

(Exact name of Registrant as specified in its charter)

Guernsey, Channel Islands

(Jurisdiction of incorporation or organization)

Alexandra House, The Sweepstakes

Ballsbridge, Dublin 4

Ireland

(Address of principal executive offices)

Stephen Taylor

Alexandra House, The Sweepstakes

Ballsbridge, Dublin 4

Ireland

Tel: +353 1 664 1683 Fax: +353 1 631 9001

(Name, telephone, e-mail and/or facsimile number and address of contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares	NASDAQ Global Select Market Toronto Stock Exchange London Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:   13,928,231 Common Shares (including 1,114,494 Exchangeable Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:       Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which financial statements item the registrant has elected to follow:

Item 17 ☒	Item 18 ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☒ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

PART I

Introduction

This annual report on Form 20-F relates to the common shares of CryptoLogic Limited, a company incorporated under the laws of Guernsey with its corporate headquarters in Dublin, Ireland where it operates and is resident for tax purposes.

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “us” and “our” refers to CryptoLogic Limited and its operating subsidiaries.

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited common shares (“Common Shares”) or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of CryptoLogic Limited. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of the Common Shares. The holders of Exchangeable Shares and Common Shares participate equally in voting and dividends. No additional shares of CEC have been or will be issued. CryptoLogic Limited’s Common Shares trade on the NASDAQ Global Select Market (symbol: CRYP), Toronto Stock Exchange (symbol: CRY), and the London Stock Exchange’s Main Market (symbol: CRP). CEC Exchangeable Shares trade on the Toronto Stock Exchange (symbol: CXY). Further information regarding the Arrangement is contained in the Management Information Circular dated April 23, 2007, which is incorporated herein by reference to Exhibit 4.1 to Form 6-K filed by the Company with the SEC on April 30, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the annual report reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under generally accepted accounting principles (“GAAP”).

In this annual report, all currency refers to U.S. Dollars (US$), and all information is as of December 31, 2007, unless indicated otherwise.

Accounting Periods and Principles

We have prepared our audited annual consolidated financial statements as of December 31, 2007 and for the five years then ended in U.S. dollars in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”) for the years ended December 31, 2007, 2006 and 2005 are disclosed in Note 19 to our audited consolidated financial statements. Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

Industry and Market Data

Certain general information contained in this annual report concerning the industry in which the Company operates has been obtained from publicly available information from third party sources. The Company has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Company has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in this annual report constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding the growth of the online gaming industry and future governmental, legislative and legal developments. When used in this document, the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” and similar expressions, as they relate to the Company or our management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many important factors (including without limitation those set forth in this Form 20-F) could cause the Company’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those made in this Form 20-F annual report, or that are otherwise made by or on behalf of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following financial information of our Company, expressed in U.S. dollars unless otherwise indicated, is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, the audited annual consolidated financial statements of our Company and the related notes, which are included in this annual report. The selected historical financial data set forth below as of and for each of the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been derived from our consolidated financial statements.

Our audited annual consolidated financial statements as of December 31, 2007 and 2006 and for each of the years ended December 31, 2007, 2006 and 2005 are included in this annual report.

For the Years Ended December 31,	2007	2006	2005	2004	2003

(In thousands, except per share disclosure)
Revenue	73,659	104,022	86,307	63,714	44,211
Net earnings	5,528	24,812	20,530	13,668	9,441
Basic earnings per share	0.47	1.83	1.51	1.05	0.77
Diluted earnings per share	0.47	1.81	1.46	1.01	0.75
Basic weighted average number of shares	13,891	13,558	13,588	12,971	12,245
Diluted weighted average number of shares	13,907	13,731	14,067	13,586	12,604
EBITDA(1)	7,841	27,176	22,303	17,337	11,496
Net cash(2)	77,504	128,440	99,134	85,964	67,307
Working capital(3)	68,199	93,787	73,569	62,818	44,733
Total assets	170,633	184,520	154,398	124,222	86,066
Shareholders' equity	109,306	111,584	87,225	72,087	50,546
Share capital	33,407	29,096	25,171	20,380	11,350
Dividends per share/quarter(4)	$0.12	$0.12	$0.07	$0.05	$0.03

(1)

Management believes EBITDA (earnings before interest, taxes, amortization and minority interest) is a useful supplemental measure of performance. However, because EBITDA is not a recognized measure under GAAP and does not have a standardized meaning, it may not be comparable across different companies.

CryptoLogic reconciles EBITDA to earnings as follows:
	2007	2006	2005	2004	2003
Net earnings	5,528	24,812	20,530	13,668	9,441
Minority interest	971	-	-	-	-
Income taxes	993	4,679	1,506	2,873	1,213
Interest	(6,217)	(7,092)	(3,627)	(1,293)	(691)
Amortization	6,566	4,777	3,894	2,089	1,533
EBITDA	7,841	27,176	22,303	17,337	11,496

(2)	Net cash is a non-GAAP measure defined by the Company as including cash and cash equivalents, short-term investments, restricted cash and security deposits.

(3)	Working capital is calculated by subtracting current liabilities from current assets.

(4)

On September 10, 2003, the Board of Directors declared the Company’s first quarterly dividend of $0.03 per Common Share (annual rate of $0.12), paid on November 24, 2003. On November 4, 2004, the Board approved an increase in our quarterly dividend to $0.05 per Common Share (annual rate of $0.20). On November 1, 2005, the quarterly rate was increased to $0.07 per Common Share (annual rate of $0.28). On May 9, 2006, the Company announced a subsequent increase to $0.12 per Common Share per quarter (annual rate of $0.48). On February 14, 2007, a quarterly dividend of $0.12 per Common Share was announced, the same rate as the prior four quarters and for the remaining quarters of 2007. The holders of Exchangeable Shares and Common Shares participate equally in voting and dividends. Each future dividend will be subject to Board approval based on the Company’s financial results.

Our financial statements have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian GAAP and U.S. GAAP are described in the Notes to consolidated financial statements during the years presented.

If the Company had followed U.S. GAAP, certain items in the consolidated financial statements would have been reported as follows:

For the Years Ended December 31,	2007	2006	2005	2004	2003
(In thousands)
Net earnings	5,640	25,636	20,530	13,668	8,751
Basic earnings per share	0.48	1.89	1.51	1.05	0.71
Diluted earnings per share	0.48	1.87	1.46	1.01	0.69

RISK FACTORS

We operate in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties.

Risks Related to the Industry

Our business has been and may continue to be materially affected by changes to, or interpretation of, government regulation around the world that may apply to online gaming.

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. Our licensees hold government licenses to operate Internet gaming sites in Malta. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted or are in the process of considering legislation to regulate Internet gaming.

While the United Kingdom (“U.K.”) and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators to protect their monopolies. Such actions by these European Union (“EU”) member states are in conflict with a decision of the European Court of Justice that challenges the monopolies and have prompted the European Commission (“EC”) to look at creating new legislation that could harmonize online gaming within the EU, which is in line with the EC’s goal to encourage a free and open cross-border market. There is no indication that any such directives will be introduced in the near term. In the meantime, however, the EC has initiated infringement proceedings against some EU member states in relation to alleged breaches of Articles 43 and 49 of the EC Treaty (which articles enshrine the principles of freedom of establishment and movement of services).

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. On October 13, 2006, legislation designed to prohibit Internet gaming was enacted in the United States (“U.S.”), and similar legislation may be adopted in other jurisdictions.

Future government actions may have a material impact on our operations and financial results. There is a risk that governmental authorities may view us or our licensees as having violated the local law of their end users, despite the Company’s requirement that each licensee is licensed to operate an Internet gaming business by the governmental authority of the country in which the gaming servers associated with the licensees’ gaming operations are located. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of our key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that legislation prohibiting Internet gaming or regulating various aspects of Internet gaming or the Internet gaming industry will not be proposed and passed in potentially relevant jurisdictions. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the U.K. and Continental Europe. Some of these developments could have a material adverse effect on our business, revenues, operating results and financial condition. A brief summary of the regulatory situation as it relates to our Company in the U.K. and Continental Europe follows:

United Kingdom

In September 2007, the U.K. Gambling Act, which regulates online gaming for the first time in that jurisdiction, became effective. Most of the underlying codes in relation to entities established in the U.K., or marketing into the U.K. have now been enacted. However, there is no assurance that the U.K. regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s regulator, will provide a commercially-viable market and may create restrictions that would have a material adverse effect on the Company’s customers, business, revenues, operating results and/or financial condition.

Continental Europe

France and Germany

France and Germany in particular appear to be moving towards imposing greater restrictions on Internet gaming operators, both by virtue of proposed changes to legislation and through heightened enforcement measures. It is possible that adverse legal developments in these two countries could have a material adverse impact on the Company and/or its licensees.

Italy

Recent willingness by the Italian government to regulate certain forms of Internet gaming could be perceived as indicative of a liberalization of the Internet gaming industry as a whole in that country. However, the regulation has failed to create attractive market conditions for many operators. As such, notwithstanding the fact that this market may appear to be liberalizing, in practice, the Italian government has not liberalized in a manner, or to a degree, that is helpful to the Company or its licensees. The Company and its licensees remain at risk that Italy may take enforcement action against parties whose operations are not licensed pursuant to the regulatory regimes established by this country.

Spain

Madrid’s regional government has recently implemented new legislation to regulate Internet gaming but it only permits services to be supplied by the licensed entity to Madrid residents. Therefore obtaining a license may be of little commercial value to any operator. Other regions may follow suit. Spain historically has taken little or no enforcement action against operators of Internet gaming which are based outside the jurisdiction. There is no guarantee however that this position will remain the same if the system of regulation becomes more widespread (so as to create a value in obtaining a license).

Holland

In April 2008, a narrow vote by Dutch parliamentarians prevented Holland Casino, the state-sponsored casino operator and a licensee of the Company, to establish an Internet gaming site for the Dutch market. While this decision is not expected to have a material effect on the Company’s business, certain of the Company’s other licensees presently operate in the Dutch market and the Dutch government has consistently taken steps to support and protect Holland Casino’s monopoly including by taking legal action against Internet gaming operators. In the event that the Dutch government seeks to take further steps to protect Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, the Company’s licensees (and the Company accordingly) could be adversely impacted.

Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens’ winnings. Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the EU. Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company’s licensees.

United States

Since the enactment of the Unlawful Internet Gambling Enforcement Act (“UIGEA”) in October 2006, the Company has prevented its licensees from taking any wagers from the U.S. The UIGEA made it illegal to accept any funds connected with unlawful Internet gaming, although some U.S. enforcement agencies claimed that previous existing legislation similarly outlawed both the supply and related payments. Although the Company historically derived a majority of its revenues from sources outside of the U.S., given that the Company had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the U.S., there is no guarantee that the U.S. Department of Justice will not seek to prosecute the Company, its officers or directors for alleged historic transgressions or similarly prosecute its licensees or their directors or shareholders. Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets. They also could damage the reputation of the Company, divert the time of the Company’s key executives and have a material adverse effect on the business, revenues, operating results and/or financial condition of the Company.

U.S. banks have ceased to accept online gaming transactions. This has inhibited the growth of the industry and our business.

With the enactment of the UIGEA in October 2006, financial institutions in the U.S. ceased to accept online gaming transactions. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by our lower revenues and earnings in 2007. There can be no assurance that other financial institutions or credit card issuers outside the U.S. will not enact additional restrictions. Any such developments could have a material adverse effect on our business, revenues, operating results and financial condition. The loss of a major payment option could have a material adverse effect on our business.

There can be no assurance that our systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial condition. We attempt to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction contrary to land-based gaming activities that are primarily cash processors. As well, we establish relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

The adoption of new laws or changes to or the application of existing laws relating to Internet commerce may affect the growth of our business.

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results and financial condition.

Risks Related to Our Business

Our business depends on the reliability of the infrastructure that supports the Internet and the viability of the Internet.

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of our customers.

The Internet’s viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

End-users of our software depend on Internet Service Providers (“ISPs”), online service providers and our system infrastructure for access to the Internet gaming sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet a level of service that we have contracted for, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

Internet gaming is a developing industry and therefore, we do not know if the market will continue to develop and our products and services will continue to be in demand.

The Internet gaming industry continues to evolve rapidly and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition, and if our production services do not continue to receive market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Internet gaming software and electronic commerce services are subject to security risks, which may inhibit the growth of the industry and the acceptance of our products and services.

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions or attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

We may be vulnerable to delays or interruptions due to our reliance on other parties.

Our electronic commerce product relies on ISPs to allow our licensees’ customers and servers to communicate with each other. If ISPs experience service interruptions, it may prevent communication over the Internet and impair our ability to carry on business. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the capability of our system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

We face growing competition from known competitors and new entrants in the Internet gaming, e-commerce and broader entertainment industries.

Licensees of our software compete with existing and established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors. As well, such companies may be able to require that their own software, rather than the software of others, including our gaming software or our e-cash systems and support, be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a large number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to our known current competitors.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of our market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

Our revenues are generated from a concentration of key licensees.

In 2007, our top seven licensees accounted for approximately 79% (2006: 84%; 2005: 90%) of our total revenue. In addition, all our key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees, or the loss of their license to operate in the licensing jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

We are subject to risks associated with chargebacks.

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and elimination of the payment option. Chargebacks are any deposit transaction credited to a user’s account that is later reversed or repudiated. While the Company has fraud control measures to minimize exposure and provision for chargebacks, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions.

We are subject to risks associated with a significant portion of our business conducted in non-North American jurisdictions.

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we, our subsidiaries and our licensees operate, and in which our licensees’ customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Our financial results are reported in U.S. currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British Pounds, Euros, and Canadian Dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

We are subject to litigation that arises in the ordinary course of business.

We, and certain of our subsidiaries, may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business.

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our ability not to infringe upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties have asserted and may continue to claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs and/or licensing fees in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. As such, the outcome of such matters cannot be predicted with certainty, and could have a material adverse affect on our business, revenues, operating results and financial condition.

We may fail to protect our intellectual property and thereby reduce our competitive position.

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products' source codes. We regard our source codes as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Our Company has patent and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

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

Due to the complex, sophisticated and global nature of the business, there can be no assurance that there has been no breach of third parties’ intellectual property rights by the Company, and any adverse judgment in this regard could have a material adverse effect on our business, revenues, operating results and financial condition.

We depend on our key personnel, including our executive officers, and the failure to attract and retain key personnel could adversely affect our business.

Our future performance depends in large part on the continued service of our key technical, sales and management personnel. None of our key personnel is bound by an employment agreement requiring service for any defined period of time. If we are unable to retain members of our management and key employees, we must successfully manage transition and replacement issues that may result from such departures

Our future performance also depends on our ability to attract such skilled personnel in the future. Competition for personnel is intense. In order to retain our employees, we provide many of them with cash and stock-based awards that can be realized over time to increase longer-term commitments. We cannot be assured that we can retain our key personnel in the future.

The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, could make it difficult for us to meet key objectives, such as timely product introductions, and could adversely affect our business, financial condition and results of operations.

We may be required to indemnify our directors and officers in certain circumstances.

Under paragraph 42 of the Articles of Association of the Company, our directors and senior officers are fully indemnified out of the assets and profits of the Company from and against all actions, expenses and liabilities which they may incur by reason of any contract entered into or any act in or about the execution of their respective offices, and for all acts done honestly and in good faith and in the best interests of the Company, and for all acts done for which they had reasonable grounds for believing such action was lawful, except such (if any) as they shall incur by or through their own willful act, neglect or default respectively.

Under current U.S., Guernsey and Canadian law, we may not be able to enforce covenants not to compete and, therefore, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees

Under current U.S., Guernsey and Canadian law, we may not be able to enforce, in whole or in part, agreements that prohibit some of our employees from competing with us or working for our competitors after they cease working for us. It may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. Competitors and others have in the past and may in the future attempt to recruit our employees. While our employees are required to sign standard agreements concerning confidentiality and ownership of inventions, we may not be able to prevent them from working with our competitors and providing their expertise to such companies. If we are unable to enforce covenants not to compete, our competitors may gain access to employees who are knowledgeable about certain of our proprietary information, which could harm our business.

There is no assurance that we will continue to effectively develop and manage growth in our business.

We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that will put pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses, or our inability to manage or build future growth efficiently, could have a material adverse effect on our business, revenues, operating results and financial condition.

Our operations may be subject to risks associated with future acquisitions and investments.

As part of our business strategy, we have made and may continue to make acquisitions of, or significant investments in, businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from our business; the inability of management to maximize the financial and strategic position of our Company or returns from the investment or acquired businesses; changing technology approach and requirements, the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the annual report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404. Our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2007, our internal control over financial reporting was not effective as a result of certain material weaknesses as described on page 69 of Item 15 in this annual report. We cannot predict the outcome of our testing in future periods. If we continue to fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude in future periods that we have effective internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our securities shares.

Our stock price has been and may continue to be volatile.

The market price of our Common Shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of our Common Shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our Common Shares. Anti-online gaming legislation could also impact our ability to remain listed.

There is no assurance that there will always be a liquid market for our shares.

Although our Common Shares are listed and traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our Common Shares. In addition, pursuant to a business reorganization completed in 2007 (refer to page 1 of this annual report), Exchangeable Shares of an indirect subsidiary of the Company, CEC, were issued, and are listed and traded on the Toronto Stock Exchange. Because of separate listings, the trading prices of the Common Shares and Exchangeable Shares may not reflect equivalent values. Company-specific or broader market fluctuations may adversely affect the market price of the Exchangeable Shares, and there can be no assurance that there will continue to be an active market for these securities.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was formed by articles of amalgamation under the Business Corporations Act (Ontario) effective March 7, 1996 pursuant to an amalgamation agreement dated January 19, 1996 between Inter.tain.net Inc., a private corporation, and Biroco Kirkland Mines Limited. Immediately prior to the amalgamation, Biroco Kirkland Mines Limited did not carry on active operations. On June 28, 1996, we changed our name from “Inter.tain.net Inc.” to “CryptoLogic Inc.” Currently, the Company operates under “CryptoLogic Limited”.

On June 1, 2007, in order to advance its global strategy, the Company moved its headquarters from Canada to the Republic of Ireland by introducing a new parent company, CryptoLogic Limited, a company incorporated in Guernsey with its place of business in Dublin, Ireland. This business reorganization was implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007. CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., which through the Arrangement became an indirect subsidiary of CryptoLogic Limited (refer to page 1 of this annual report).

Our registered office is located at 1 Le Marchant Street, St. Peter Port, Guernsey, Channel Islands, GY1 4HP. Our principal office is located at Alexandra House, The Sweepstakes, Ballsbridge, Dublin 4, Ireland, and its telephone number is 353-1-664-1683.

The Company is a pioneer and a global leading software developer and services provider to the Internet gaming market around the world (excluding the U.S.). We are one of the industry’s longest-established publicly traded online gaming software companies, with our software development operations in Toronto, Canada. Our subsidiary, WagerLogic, through its offices in Cyprus, Malta and the U.K., provides software hosting and licensing, e-cash systems and support, customer support and marketing support services for our Internet gaming software to third-party gaming operators. WagerLogic licenses our software products and services to a select international client base (“licensees” or “customers”), while retaining ownership and control of the software. As at December 31, 2007, we had 12 licensees located around the world, including well-known U.K. and global land-based gaming organizations, who operate under government authority where their Internet business subsidiaries are domiciled.

In fiscal 2005, we capitalized on the key product areas and geographic markets of the growing Internet gaming industry through a focus on (a) international diversification with brand name gaming licensees, (b) investing in and expanding our software and services offering required to support our licensees’ ability to acquire, retain and re-activate their players, and (c) regulatory compliance to provide the controls and safeguards important to land-based and Internet gaming groups and their clientele.

In fiscal 2005, more than 65% of our licensees’ revenue was derived from international players (non-U.S. players), continuing a steady rise from 30% in 2001. The U.K. and Continental Europe remained the largest contributors. For leading U.K. sports book operator, William Hill, we launched a new Greek-language poker site, which was the first deployment of our Internet poker software in a European language.

During 2005, we expanded and enhanced our product and service offering, directed at our core online casino and online poker products, system infrastructure and back-office solutions. In 2005, we launched more than 20 new casino games including our own patented Millionaires Club™ slot game, which offers million-dollar-plus online jackpots. We developed the world’s first and only play-for-real, slot version of the popular gem-matching game, Bejeweled®, and the Internet’s first and only multi-currency jackpot video slot games featuring popular Marvel action characters such as The Hulk™, Daredevil™ and X-Men™– which brands have been exclusively licensed for CryptoLogic-developed games. In Internet poker, we introduced high-speed Lightning™ games, 10 new lower-limit stake games for recreational players and increased our licensees’ central poker network to accommodate more than 16,000 players at one time. We also enhanced our back-office and decision-support tools to help our licensees better understand, respond to and target market their players.

Given our regulatory experience, we began to position ourselves and our licensees for the implementation of The Gambling Act 2005 in the U.K., a law to regulate online gaming for the first time in that jurisdiction.

In 2005, capital expenditures amounted to $8.9 million, which related to purchases in the normal course of business for hardware, software licenses, leasehold improvements and associated with our major investment program aimed at upgrading our gaming platform, back-office tools and system and service infrastructure.

Revenues derived from the global online gaming industry including the U.S. grew from $5.7 billion in 2003 to $10.7 billion in 2005 (source: Global Betting and Gaming Consultants, February 2007 (“GBGC”)). However, on October 13, 2006, the U.S. enacted the UIGEA, which effectively banned online gaming in the U.S. by making it illegal to process related financial transactions. Our management has estimated that the UIGEA enactment, which had an industry-wide impact, resulted in approximately $8.0 million in lost revenue in the fourth quarter of 2006 and $6.0 million in lost earnings related to those revenues for the Company. Our management has estimated that the enactment of the UIGEA would have reduced our revenue by $31.0 million and earnings by $24.0 million if the act had been in force for all of 2006.

Prior to the enactment of the UIGEA, approximately 70% of our licensees’ revenue was derived from non-U.S. sources due to the Company’s global diversification strategy initiated in 2002. After the UIGEA enactment, 100% of licensees’ revenue came from outside the U.S.

In fiscal 2006, we continued to advance our growth strategy focused on player-oriented product development, targeted international licensees and regulatory compliance. During the year, we continued to strengthen our presence in the key U.K. market and diversified across European and Scandinavian markets by adding new customers and renewing existing licensees. We signed three new licensees: PlayboyGaming, one of the world’s most recognizable entertainment and lifestyle brands; Betsafe, a popular poker site among Scandinavian players; and DTD Poker, the online home of DUSKTILLDAWN, the first fully-licensed dedicated land-based poker club in the U.K. We solidified our customer base by renewing: major customer, William Hill, thereby continuing our exclusive relationship; ukbetting, a large European online sports content network; and our largest customer, OIGE NV, which operates the award-winning InterCasino and InterPoker sites. We also launched a new Spanish poker site for William Hill.

Betfair, an Internet poker licensee, exited the CryptoLogic poker network at the end of October 2006, having announced in 2005 its intention to bring its poker software in-house in line with its long term strategy to own and operate its core products. The Ritz Club Online also left our network in the fourth quarter of 2006.

As well in 2006, we established our first Asian presence by hiring a Managing Director for Asia-Pacific. While the Company believes that Asia will be the next major Internet gaming market, there are currently legislative issues and limited payment forms in the region to adequately support the industry.

During 2006, we expanded and enhanced our core Internet casino and poker software. Forty-nine new Internet casino games were introduced, including exclusive games for new Marvel characters such as Thor™, Silver Surfer™, Elektra™ and Ghost Rider™, and the world’s first and only play-for-real, slot version of Cubis™. We significantly upgraded our poker platform to support more than 50,000 simultaneous players, allow for near-perfect network uptime, enable “live” seamless updates of new features and games, and provide the flexibility to seamlessly locate the network in the most favorably regulated jurisdictions. Other poker enhancements included a redesign of the poker software interface for greater appeal and simplicity, and easier selection and access to games and statistics, and the introduction of Hold’em Blackjack™, which combines the simplicity of blackjack and the intensity of poker.

In September 2006, in order to advance its global strategy, the Company announced that it would move its new global headquarters to Dublin, Ireland to be closer to the world’s major markets that embrace Internet gaming, and therefore, closer to its key customers and corporate opportunities. Upon regulatory and shareholder approval, the Company completed this move pursuant to a reorganization effective June 2007 (for information regarding the reorganization, refer to page 1 of this annual report).

We anticipate that the industry-wide impact of the UIGEA will continue to have a material short-term impact on our financial results, as evidenced by our significantly reduced revenue and earnings in 2007. We also expect increasing competition in our core European markets. However, we remain in a strong competitive position as a result of our globally-diverse licensee base.

In 2006, capital expenditures amounted to $8.6 million, which related to purchases in the normal course of business for hardware, leasehold improvements, software licenses, and capitalized software development expenses.

With more than $128.4 million in net cash and $93.8 million in working capital at the end of 2006, CryptoLogic was well-capitalized to take advantage of growth opportunities.

In fiscal 2007, we advanced our strategy designed to capitalize on the growth in the Internet gaming market by focusing on ongoing software development, new licensee opportunities including through brand ownership and management, and further expansion into Europe and in Asia.

In 2007, we added 15 new downloadable Internet casino games including: more slot games featuring Marvel Super Heroes, Spider-Man™ and the Fantastic Four™; the exclusive rights for the first-ever slot version of Jewel Quest®, a slot version of Sudoku, and our new patent-pending game, Multi-Hand Video Blackjack. We also introduced Headhunter Challenge, an industry first and new type of multi-table Internet poker tournament that allows players to earn cash for every player (‘head’) they eliminate as well as a Tournament Key Hands Review tool allowing Internet poker players to review key hands and identify the turning point in a big match.

During 2007, we added three new licensees and launched sites for four licensees to further our geographic diversification. New licensees included a private company in Malta operating Parbet.com, Holland Casino, and global leading poker entertainment company, World Poker Tour. During the year, we launched new sites for Betsafe, Parbet.com, World Poker Tour and PlayboyGaming.

Our regulatory leadership contributed to the Company signing the milestone exclusive three-year agreement with Holland Casino, our first government-owned casino operator licensee. The new sites to be run by Holland Casino on behalf of the Dutch government were ready to be launched, subject to government ratification. In April 2008, a narrow vote by Dutch parliamentarians prevented Holland Casino from establishing its Internet gaming sites. While the Company had hoped to benefit from the establishment of such sites, the Company has been fully compensated for its development work and has other revenue-generation initiatives underway in both Europe and Asia.

In January 2007, the Company acquired the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room, for $11.8 million. We then licensed these Parbet assets, together with our poker software, payment processing services and multi-lingual customer support and services, to a private Maltese online gaming company that will operate Parbet.com. This acquisition extended our brand ownership and licensing strategy. Under this strategy, the Company owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services and marketing support services, in order to generate higher revenue and expand geographically. For online players, trust is critical. This is why CryptoLogic has focused on leveraging established brands that enhance the entertainment value and trust factor for our licensees’ players.

In August 2007, CryptoLogic acquired Casino.co.uk, a gaming portal popular with U.K. and European users, for $6.1 million. This web-portal business complements the Company’s existing WinnerOnLine portal, which earns advertising revenue from gaming operators and directs traffic to operator sites and those sites owned by the Company’s licensees.

While CryptoLogic’s global strategy has focused on Europe, we see Asia as a developing major market for Internet gaming. In 2007, we invested in two Asian game developers by acquiring: a 19.4% minority interest in 568 Network Inc. for $1.1 million, and a 12.7% minority interest in Mikoishi Studios Inc. for $4.3 million.

In August 2007, the Company also assisted in the relocation of our licensees’ primary Internet gaming jurisdiction to Malta.  Certain technical requirements set out by the licensing authority in Malta need to be fulfilled in order to maintain their licenses in good standing.  We expect to satisfy these requirements by mid 2008. The license in Malta facilitates access to the Continental European and U.K. markets by our licensees from within the EU, which are major markets for the licensees and consequently for CryptoLogic.

In 2007, capital expenditures amounted to $13.1 million, which related to purchases in the normal course of business for hardware, leasehold improvements, software licenses, and capitalized software development expenses.

In March 2008, we acquired a 15.0% ownership interest in Mobilebus Inc. (“Mobilebus”), a privately held Korean company specializing in game development, for cash consideration of $0.6 million. In exchange for the cash consideration, the Company received common shares.

In May 2008, we acquired an 11.1% interest in Jingle Prize, Inc. (“Jingle”), a leading supplier of online mah-jong games, for $0.9 million. In exchange for the cash consideration, we received preference shares, which rank pari passu to the common shares with respect to all dividends and voting rights. Under the terms of the agreement, the Company is required to make additional investments in Jingle of up to $1.5 million should Jingle achieve certain financial targets. In addition, under the terms of the agreement, the Company is required to pay up to approximately $1.0 million without receipt of additional equity as a contingent acquisition price increase should Jingle achieve certain performance milestones.

We will continue to invest in our Internet gaming software and support services. We have several casino and poker software projects, both underway and planned, which are designed to enhance licensees’ revenue. The Company continues to have a strong balance sheet to invest and expand its product offering, and advance its growth strategy. At the year-ended 2007, we had net cash of $77.5 million and working capital of $68.2 million.

B. BUSINESS OVERVIEW

Founded in 1995, CryptoLogic is one of the first publicly listed online gaming software developers and suppliers, and a leader in the global Internet gaming industry around the world (excluding the U.S.). The Company’s Common Shares trade on the Toronto Stock Exchange (symbol: CRY), NASDAQ Global Select Market (symbol: CRYP) and the London Stock Exchange’s Main Market

(symbol: CRP). The Company’s Exchangeable Shares trade on the Toronto Stock Exchange (symbol: CXY). Our head office, located in Dublin, Ireland, provides executive functions to our corporate group. Our Toronto, Canada office provides software development, upgrades and technical support for WagerLogic, a subsidiary of the Company, as well as all usual administrative functions. Located in Cyprus, Malta and the U.K., the WagerLogic group of companies provides licensing and hosting for our Internet gaming software, e-cash systems and support, customer support, marketing support services to third-party gaming operators. Our Singapore office is responsible for advancing our strategy and business development in Asia.

We also operate a gaming portal business under two brands: Casino.co.uk and WinnerOnLine. These portals earn advertising revenue from gaming operators, and direct traffic to operator sites and those sites owned by the Company’s licensees – providing an excellent, known-name marketing channel and an attractive player acquisition tool for licensees.

As at December 31, 2007, we had 12 licensees located around the world including a number of well-known U.K. brand name and land-based gaming organizations. Our licensees operate under government authority where their Internet business subsidiaries are domiciled.  In August 2007, the Company assisted in the relocation of our licensees’ primary Internet gaming jurisdiction to Malta.  Certain technical requirements set out by the licensing authority in Malta need to be fulfilled in order to maintain their licenses in good standing.  We expect to satisfy these requirements by mid 2008. The license in Malta facilitates access to the U.K. and Continental European markets by the Company’s licensees from within the EU, which are major markets for the licensees and consequently for CryptoLogic.

PRINCIPAL MARKETS

CryptoLogic, through WagerLogic, provides a complete, turn-key online gaming solution predominantly focused on the Internet casino and poker markets of the global online gaming industry. We work with a select group of international licensees and target prospective licensees with a focus in the key geographic markets for online gaming including the U.K. and Continental Europe, which we view as the regions that offer the best near-term growth opportunities. With the relocation of all licensees’ operations to Malta, a member of the EU, access to the European markets is strengthened. As a result of the UIGEA, the Company will not support licensees who take wagers from U.S.-based players. In the longer term, we see Asia as the next major market. The population is ten times that of North America and gaming in this region is very popular. However, significant regulatory and commercial challenges remain in the market, which the Company does not believe will be resolved immediately. In 2006, CryptoLogic established its first Asian presence by establishing an office in Singapore, and the Company is developing its strategy for the region from that base. In 2007, the Company acquired minority interests in two Asian game developers (refer to pages 55 and 56 of this annual report for further information regarding these acquisitions).

MARKETING STRATEGIES

At the time the UIGEA was enacted in October 2006, the entire U.S. market was estimated to represent approximately 50% of the global online gaming market (source: GBGC). However, the Internet casino and Internet poker markets outside the U.S., the core areas of our business, are expected to continue to grow. By the end of 2006, after the U.S. ban, the non-U.S. online casino market was estimated to be worth $2.4 billion, and this market is expected to grow to approximately $3.9 billion by 2012 (source: GBGC). The non-U.S. online poker market was estimated to be worth $1.6 billion at the end of 2006, and is expected to double to $3.2 billion by 2012 (source: GBGC).

We currently market our technology and services through a select sales and marketing strategy whereby we identify key potential customers that meet our licensee profile, and then contact such prospects directly. The Company has recently expanded its marketing effort by adding a marketing director. We also attend industry trade shows around the world to generate new prospects, and respond to referrals from existing customers and other industry participants. CryptoLogic has generally sought licensees with an established brand, an audience with a propensity to gamble, and sufficient resources and commitment to successfully market the business. In the changed online gaming environment following the passage of the UIGEA, CryptoLogic has adapted this strategy to our core Internet casino and poker markets.

In Internet casino, the key to success is differentiation through the combination of our new and innovative games with effective marketing to players by our licensees. CryptoLogic will continue to pursue new casino opportunities emphasizing brand name licensees with marketing commitment. In online poker, the key to success is “liquidity”, that is, more players from more sources – 24/7. Given our significantly enhanced poker platform, we have the infrastructure and capacity to also pursue promising new European Internet poker licensees and will continue to seek these growth opportunities to contribute to our overall poker network liquidity.

We are leveraging our strong U.K. licensee base to continue to focus our sales and marketing efforts in our key markets of the U.K. and Continental Europe, and to explore longer term prospects in other markets such as Asia. Our strategy in these markets includes the use of or introduction of multi-language and multi-currency software versions, by marketing current languages and currencies and introducing new ones with existing and new customers, as well as exploring foreign payment options that increase the ability of our customers to attract a broader, international player base. As a result of the UIGEA, the Company will not support licensees who take wagers from U.S.-based players.

While Asia offers large market potential, this region represents a longer term opportunity because of higher barriers to entry due to fragmented legislation and the absence of a popular payment form in that region. In 2006, we established our first Asian presence by hiring a managing director for the Asia-Pacific region, who is based in Singapore. This managing director is responsible for our strategy development and implementation in the region and is identifying local partners that can help us establish meaningful contacts with governments and major, brand name gaming organizations. We will continue to pursue opportunities in this market that we believe will generate an appropriate return. In 2007, we acquired minority interests in two Asian game developers (refer to pages 55 and 56 of this annual report for further information regarding these acquisitions).

REVENUE

Substantially all of our revenue is of a recurring nature in that WagerLogic’s licensees pay an ongoing fee each month over the contract term for the licensing and support of our software, calculated as a percentage of each licensee’s level of activity. Additional revenues are derived from other sources including fees for the provision of software customization, and advertising and marketing services related to our portal business. Historically, we have experienced seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

In 2007, revenue was $73.7 million (2006: $104.0 million; 2005: $86.3 million), with 93.6% (2006: 89.5%; 2005: 92.7%) of this amount represented by ongoing software licensing fees. Other revenue sources accounted for 6.4% of total revenue (2006: 10.5%; 2005: 7.3%).

Fee revenue from our Internet casino business is calculated as a percentage of a licensee’s level of activity in its online casino site. By contrast, fees from Internet poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. In 2007, $49.5 million or 67.1% of our total revenue was derived from our casino business (2006: $59.2 million or 56.9%; 2005: $53.0 million or 61.4%). Internet poker fees were $19.5 million or 26.5% of total revenue in 2007 (2006: $33.9 million or 32.6%; 2005: $27.0 million or 31.3%).

CryptoLogic’s global strategy has resulted in a geographically-diversified business to mitigate the risks of ongoing legislative uncertainty in various countries, increase exposure to gaming-friendly jurisdictions like the U.K., and benefit from near-term growth opportunities in non-U.S. markets. When the UIGEA was enacted in October 2006, our licensees’ revenue from non-U.S. sources was approximately 70% of total revenue, a steady increase from over 65% in 2005. This compared to 30% in 2001 when the Company initiated its global diversification strategy. As a result of the UIGEA, 100% of our licensees’ revenue came from outside the U.S. in 2007. The Company’s principal geographic markets are in the U.K. and Continental Europe. In 2007, the U.K. and Continental Europe represented 49% and 40% respectively, of our licensees’ total revenue (2006: 35% and 32%; 2005: 32% and 29%)

PRODUCTS AND SERVICES

The Company’s software offers a complete online gaming solution to our licensees, comprised of:

1.	A broad, turn-key Internet-based game suite, available in both play-for-fun and play-for-cash mode, featuring:
•	more than 280 download and non-download casino table and slot games
•	player-to-player poker
•	multi-languages (English, Spanish, Greek, Japanese, Chinese, French, German, Italian)
•	multi-currencies (U.S. dollars, British pounds and Euros)
•	multi-platforms (download, non-download (Java and Flash), wireless)
•	multi-player bingo;
2.	E-cash systems and support for player deposits and withdrawals;
3.	Business intelligence and data analysis tools to assist licensees in their marketing efforts;
4.	Licensee support through WagerLogic’s 24/7 multi-language customer support; and
5.	Marketing support services, to assist licensees in developing and executing strategies for marketing their online gaming businesses.

Our Internet-based gaming and electronic commerce software products are used by licensees to create virtual casinos, poker rooms or bingo halls. Currently, no customer licenses our bingo software. The downloadable software package transfers the “front end” information (i.e., playing cards, roulette wheel, dice numbers) between users and remote servers. The software package utilizes each user’s computer to generate the graphics of the virtual casino, poker room or bingo hall, while the licensees’ gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable. Many of our most popular casino games are also available on either the Flash and Java platforms, which provide an entertaining gaming experience without having to wait for software to download.

Among other things, our software contains proprietary encryption features, which allows secure transmission of data, and permits our licensees to offer multi-player games, a panoramic virtual casino floor populated by real players, progressive jackpots, Internet browsing features and inter-player chatting.

As part of our commitment to safe and responsible gaming, our gaming solution provides personal options and security features including deposit and bet limits, temporary and permanent account locks, personal identification verification, and online tracking of a player’s gaming activity and financial transactions. We are also able to restrict registration and game play from residents of jurisdictions in which online gaming is prohibited.

Our gaming solution is complemented by e-cash systems and support. We provide Internet-based electronic commerce support and technology to our licensees and their respective customers and maintain, through our subsidiaries, electronic commerce accounts for both merchants of our electronic commerce software and their end-users. For the majority of our licensees, we report and remit to our licensees the net transaction revenues less licensing and support fees payable to the Company (as specified in the applicable licensing agreements). Some licensees have responsibility for their own e-cash systems and support to enable an integrated single player account for all their online offerings, which have our licensees remit licensing fees to us.

Utilizing our e-cash software, players can use a wide range of payment options, including credit and debit card and various electronic wallets.  Web cashier accounts can be opened in U.S. dollars, British pound and Euros.

To assist our licensees in retaining players and re-activating lapsed accounts, we have invested significantly in our customer relationship management solution. We have introduced and improved our back-office offering with sophisticated business intelligence, data warehousing and marketing tools to assist licensees in understanding, servicing and building one-on-one relationships with their players.

We also provide 24/7 customer support in the languages and currencies supported by our software for enhanced convenience to our licensees’ global player base. Our customer support is available to help players with technical questions or assist with the gaming software and e-cash accounts.

Increasingly, we view our marketing support services as a key differentiator in our product and service offerings, as they form a key part of the Company's brand ownership and management strategy. During 2006, OIGE NV, operator of the InterCasino, InterPoker and ExtremePoker brands, was the only licensee to use our marketing support services. In 2007, the Company began providing these services to Parbet and Oceania Caribe Licensing N.V., operator of PlayboyGaming, as well. Our ability to offer these services was a key differentiator in winning the business of the Playboy brand.

Although CryptoLogic was instrumental in pioneering the Internet gaming software industry, there has been increasing competition over the past three years. In order to remain an industry leader, we have invested and continue to invest significantly in product and service enhancements in our core casino and poker software solutions. Since 2005, we have introduced more than 80 popular new slot and casino table games, including unique, first-to-market offerings such as:

•

The Internet’s first and only multi-currency jackpot video slot games featuring popular Marvel action characters such as The Incredible Hulk(, Daredevil(, X-Men(, Thor(, Elektra(, Ghost Rider(, Spider-Man( and The Fantastic Four(, which brands have been exclusively licensed for CryptoLogic-developed games;

21

•

The world’s first and only play-for-real slot versions of highly popular online casual games, such as CubisTM, an award-winning, three-dimensional puzzle game, and Bejeweled®, a gem-matching game—both among the most played games on AOL, MSN and other major portals—and most recently, Jewel Quest®, a popular puzzle-match game;

•

Our own designed and patented games including the progressive jackpot slot, Millionaires Club™, which, in 2007, awarded the two largest online jackpots in history (over $8.0 million and $4.0 million); and a new patent-pending game, Multi-Hand Video Blackjack, which brings together blackjack and video poker; and

•	The Internet’s first “Fruit Machines”, a tradition in UK pubs.

Over the past three years, we have also continued to expand the game offering and functionality of our poker software including:

•

A major upgrade to our poker platform that significantly increased the capacity for simultaneous online playing, allowing for near-perfect network uptime, and enabled "live" seamless updates of new features and games;

•

An appealing poker software redesign that includes enhancements to the main lobby, game tables and tournament lobby, making it easier than ever for players to navigate, select their game and stake level, and access key statistics on games, tournaments and their play;

•

Introduced Thunder TournamentsTM for high-speed tournament action; Headhunter Challenge, an industry first and new type of multi-table poker tournament that allows players to earn cash for every player (‘head’) they eliminate; Bounty Tournaments, which adds a cash bounty to the ‘heads’ of big-name entrants such as celebrities and professional players; and new features including broader access to land-based tournaments, a tournament leader board to give licensees opportunities to create exciting new events, and a Tournament Key Hands Review tool that allow players to review key hands and identify the turning point in a big match; and

•	Launched My Poker Points, a loyalty rewards system.

To help our licensees understand, respond to and market to their players in a personalized fashion, we also enhanced our back-office, decision-management and contact centre tools. We have continued to expand our payment solutions including new e-check/debit methods (e.g. Click2Pay, EverywhereMoney, PaySafe™), added a new European processor and expanded fraud controls (e.g., third-party address/credit card verifications, negative databases, poker fraud tool).

It is our objective to continue to introduce innovative software products, support tools and services that appeal to broad segments of gaming audiences worldwide.

GLOBAL REGULATORY ENVIRONMENT

Since 1995, Internet gaming has grown into a large, multi-billion dollar industry, but with regulatory inconsistencies among countries and limited formal regulation. Laws around the world are often outdated, ambiguous and continue to develop on a country-by-country basis.

On October 13, 2006, the U.S. enacted the UIGEA, which effectively banned online gaming in that country by making it illegal to process related financial transactions. The industry-wide impact of UIGEA has negatively affected our business by significantly reducing our revenue and earnings in 2007.

At the time the UIGEA was enacted, the entire U.S. market was estimated to represent approximately 50% of the global online gaming market (source: GBGC). However, the Internet casino and Internet poker markets outside the U.S., the core areas of our business, are expected to continue to grow. Prior to the enactment of UIGEA, approximately 70% of our licensees’ revenue was derived from non-U.S. sources due to our global diversification strategy. Since 2002, we have focused on licensees that primarily target non-U.S. markets, most notably the U.K. and Continental Europe. After the UIGEA enactment, 100% of licensees’ revenue came from outside the U.S.

We anticipate that the industry-wide impact of UIGEA will continue to have a significant short-term impact on our financial results and increase competition in our core European markets. However, as our licensees have significant exposure to the international market compared to those of our major competitors, we believe that we remain in a strong competitive position. Today, we work with some of the best international names in online and land-based gaming, as well as major entertainment brands, including William Hill, PlayboyGaming, Littlewoods Gaming, InterCasino and ukbetting, which has enabled us to develop a strong presence in the U.K.

In September 2007, the UK Gaming Act went into force, which regulates online gaming for the first time in that jurisdiction, and is generally viewed as a positive development for the industry, our customers and for CryptoLogic. Most of the underlying rules and codes in relation to entities established in the UK, or marketing into the UK, have now been enacted. However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s regulator, will provide a commercially-viable market and may create restrictions that will have a material adverse effect on our customers, our business, revenues, operating results and financial condition.

Elsewhere in Europe the legislative environment continues to evolve, with some countries showing signs of following the U.K.’s lead while others are moving to protect state gambling monopolies. The EU Commission has commenced infringement proceedings against some member states that are taking a protectionist approach— a development that we believe is favorable to the industry in Europe.

CryptoLogic is also extending its international reach into Asia. In 2007, we acquired minority interests in two Asian game developers. Industry experts expect Asia to be the fastest growing and ultimately the largest online gaming market in the world. China alone has over 135 million Internet users, making it the world's second largest user group after the U.S. While we believe that Asia will be the next major Internet gaming market, there are currently regional legislative issues and limited payment forms to adequately support the industry. Accordingly, we do not expect Asia to be a major revenue contributor in the near term.

CryptoLogic has long advocated a regulatory approach to foster a transparent, credible and growing online gaming industry. We believe that government plays an important role and is in the best position to regulate this industry to provide consumer protection, preserve the integrity of the online gaming industry, and build a credible and business-friendly marketplace. We have sought and achieved certification of our software in strictly regulated jurisdictions. It is through this process that we maintain our reputation as the pioneer in online gaming and a trusted provider for licensees and their customers. Our regulatory leadership contributed to the Company signing a milestone exclusive three-year agreement with Holland Casino, our first government-owned casino operator licensee, in 2007.

For more information regarding the global regulatory environment in which the Company and its licensees do business, refer to “Risk Factors”, pages 4-6 set out in this annual report.

COMPETITION

Although online gaming is a fast-growing industry, it has become increasingly competitive and sophisticated. GBGC, a U.K. consulting firm focused on the land-based and online interactive gaming industries, estimates that the global market for online gaming, which is comprised of casino games, sports betting, poker, bingo, and lotteries, reached $7.2 billion in annual revenue in 2006 (excluding the U.S.), up from $2.7 billion in 2003. While it is difficult to confirm the exact number of Internet gaming sites since most companies are private, current estimates are around 2,400 online gaming properties down from more than 2,800 (source: GBGC) several years ago. This decrease points to industry consolidation. As Internet gaming has developed and increased in sophistication, so have the players who can choose from a proliferation of sites. Competition for players’ attention and share of wallet is intensifying, and players are demanding more value, more games and the ultimate entertainment experience.

CryptoLogic’s primary focus areas are Internet casino and poker, which are proven, cash generative business sectors on the Internet. Online casino first developed more than a decade ago. Therefore, Internet casino is a more mature marketplace compared with Internet poker, although it remains a major pillar at 33.5% of the global online gaming market in 2006 (excluding the U.S.) (source: GBGC). While online casino growth outside the U.S. is predicted to remain healthy at over 21% per year in the next two years (source: GBGC), we expect it will be insufficient to compensate for the loss of the U.S. market. Industry experts forecast Internet casino to reach $3.9 billion by 2012, excluding the U.S. (source: GBGC).

Although Internet poker was first established just a few years ago, it has grown to an estimated $1.5 billion in 2007 (excluding the U.S.) (source: GBGC). This sector is already dominated by major operators offering liquidity (that is, a site which is well populated to ensure a player will always find a game, at the appropriate stake level and in the appropriate currency, around the clock), and a variety of games and tournaments. While online poker growth outside the U.S. is predicted to remain strong at over 17% per year in the next two years (source: GBGC), we expect it will be insufficient to compensate for the loss of the U.S. market. Industry experts forecast Internet poker to reach $3.2 billion by 2012, excluding the U.S. (source: GBGC).

Licensees of our software compete with existing and more established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services, expand our system infrastructure and resiliency, keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. Given the stage of development of the industry and the number of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile. In addition to current known competitors, traditional land-based gaming operators and other entities, many of which have significant financial resources and name brand recognition, may provide Internet gaming services in the future, and thus become competitors of the Company. Increased competition and expenditures from current and future competitors have and could continue to result in the reduction of our margins, or could result in the loss of our market share.

The global nature of the Internet makes most Internet markets, including the online gaming industry, relatively accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to known current competitors.

ECONOMIC DEPENDENCE

In 2007, our top seven licensees accounted for approximately 79% of our total revenue (2006: 84%; 2005: 90%). In addition, all of our licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees or their license to operate in the licensing jurisdiction or a material change in the terms of the license agreements could have a material adverse effect on our business, revenues, operating results and financial condition.

C. ORGANIZATIONAL STRUCTURE

The organizational structure of the Company as of December 31, 2007 is set forth below. CryptoLogic Limited, a company incorporated under the laws of Guernsey with its corporate headquarters in Dublin, Ireland, provides executive functions to our corporate group. Our CryptoLogic Inc. subsidiary located in Canada, provides software development, upgrades and technical support for our WagerLogic Limited subsidiary. Located in Cyprus, Malta and the U.K., the WagerLogic group of companies provides software hosting and licensing for our Internet gaming software, e-cash systems and support, customer support, marketing support and other services to third-party gaming operators or licensees around the world. Our ECash Direct subsidiary provides e-cash systems and support that enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our AdsDotCom subsidiary offers marketing services to licensees. Our CryptoLogic Asia subsidiary is responsible for advancing the Company’s strategy and business development in Asia.

Note: CryptoLogic Exchange Corporation and CryptoLogic Callco ULC exist solely to facilitate the exchange of shares for CryptoLogic Limited in connection with the Arrangement (refer to page 1 of this annual report for further information regarding the Arrangement).

D. PROPERTY, PLANTS AND EQUIPMENT

The following table sets forth the Company’s principal leased properties.

Company	Location	Principal Use	Approx. Area (sq. ft.)	Term of Lease	Current Rent (per annum)

CryptoLogic Limited	Dublin, Ireland	Head office	500	6 months	€9,970
CryptoLogic Inc.	Toronto, Canada	Research and development	40,834	10 years	C$1,344,600
CryptoLogic Inc.	Toronto, Canada	Research and development	11,426	8 years 3 months	C$373,859
CryptoLogic Inc.	Vancouver, Canada	Portal business	2,306	3 years	C$66,123
WagerLogic Limited	Nicosia, Cyprus	Software licensing and support	9,900	3 years 3 months	Cypriot Pounds 74,720
Ads Dot Com Limited	London, England	Marketing support	4,880	3 years 5 months	£282,928
CryptoLogic (Asia Pacific) Pte Ltd.	Singapore	Business development	350	3 months	Singapore $8,000

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian GAAP and U.S. GAAP for the years ended December 31, 2007, 2006 and 2005 are disclosed in Note 19 to our audited consolidated financial statements and as described in Item 3 on page 4 of this annual report.

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2007, 2006 and 2005 as set out in this annual report under “Item 17 - Financial Statements.”

A. OPERATING RESULTS

Revenue

CryptoLogic reported revenues for the year ended December 31, 2007 of $73.7 million, a decline of 29.2% from the previous year (2006: $104.0 million). The decline was anticipated with the industry-wide impact of the UIGEA, which effectively banned online gaming in the U.S. The effect of the UIGEA on our revenue was somewhat mitigated as a result of our licensees’ deriving substantial revenue from non-U.S. players; however, the impact was still significant to our Company.

In 2006, revenue rose 20.5% from $86.3 million a year ago, as a result of increasing fees from both Internet poker and Internet casino.

Licensing fees and services from our casino licensees are calculated as a percentage of a licensee’s level of activity in its online casino site. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

When the UIGEA was enacted in October 2006, licensees’ revenue from outside the U.S. was approximately 70% of total revenue, as it was at the end of 2005. After the UIGEA enactment, 100% of licensees’ revenue came from outside the U.S.

Substantially all of our revenue is of a recurring nature in that our licensees pay an ongoing fee each month pursuant to software licensing and services contracts that generally extend three years in term. In 2007, recurring revenue represented 93.6% of licensing and support revenue (2006: 89.5%; 2005: 92.7%).

Additional revenues are derived from other sources including fees for the provision of software customization, and advertising and marketing services related to our portal business. In 2007, other revenue decreased 56.9% to $4.7 million or 6.4% of total revenue (2006: $10.9 million or 10.5%; 2005: $6.3 million or 7.3%). The decline was primarily a result of the non-recurring revenue from our exit agreement with Betfair in October 2006 resulting in no revenues received in 2007, and reduced marketing support revenue due to the UIGEA. The 2006 increase over 2005 reflected higher revenue from our marketing support services and increased revenue associated with our gaming portal business.

Internet casino and Internet poker remained core product areas for CryptoLogic. In 2007, Internet casino fee revenue decreased to $49.5 million or 67.1% of total revenue (2006: $59.2 million or 56.9%; 2005: $53.0 million or 61.4%). While casino fees declined in absolute dollars due to UIGEA, they have increased as a percentage of total revenue because of the success of new games and casino launches for World Poker Tour and Parbet in 2007. Looking at 2006 versus 2005, higher Internet casino fees were attributed to the addition of more than 25 new casino games including exclusive offerings such as Bejeweled®, our own mega-jackpot slot game, Millionaires Club™, and new Marvel video slot games based on Thor™, Silver Surfer™ and Elektra™.

In 2007, Internet poker fees decreased to $19.5 million or 26.5% of total revenue (2006: $33.9 million or 32.6%; 2005: $27.0 million or 31.3%). This decrease was primarily due to the UIGEA and the exit of Betfair from the poker room, both in October 2006, and a slowing of growth in European poker. Poker fee growth is expected only with the addition of new licensees. Higher Internet poker fees in 2006 versus the year prior reflected the organic growth of our existing customers in cross marketing poker to their established player base; and new poker enhancements and features including an appealing poker software redesign, tournament innovation such as Thunder Tournaments™ and the launch of My Poker Points, a loyalty reward system.

During the first quarter of 2008, the Company revised its estimate for certain royalty payments based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of approximately $1.0 million.

Expenses

In 2007 and 2006, we incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization.

Total expenses declined to $72.4 million in 2007 (2006: $81.6 million; 2005: $67.9 million), as we focused our attention on adjusting our cost base to the significant reduction in revenues post UIGEA implementation. We continue to focus on maintaining close control over all discretionary expenditures as we align to the new market environment.

Higher 2006 expenses compared with 2005 were largely in step with our 20.5% increase in 2006 revenue. Expenses in the first half of 2006 were relatively consistent as a percentage of revenue, but rose in the back half of the year as a result of costs associated with the establishment of the Company’s head office in Ireland and due to the UIGEA significantly reducing revenue in Q4 2006. In 2005, we also incurred $3.3 million expense associated with expensing previously capitalized software and related severances, for which there was no similar expense in 2006 and 2007.

Operating

Operating expense comprises development and support expense, which includes: all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash systems and support costs; customer service expense; and expense related to regulatory compliance.

Development costs are expensed as incurred unless costs meet the criteria for deferral and amortization under generally accepted accounting principles.

Operating expense was $49.4 million or 67.1% of total revenue (2006: $64.7 million or 62.2%; 2005: $52.7 million or 61.0%). Our 2007 operating expenses have decreased in absolute terms when compared to the prior year due to reduced compensation costs, software development expense and e-cash processing fees. The reduction in the e-cash processing fees was associated with better management of our external providers, lower revenues and financial transaction levels. These decreases were offset in part by a one-time charge of $1.75 million associated with the program costs of a major licensee. The 2006 increase over 2005 reflected our growing game and back-office portfolio, higher e-cash transaction processing fees commensurate with increased transaction volumes at our licensees’ growing businesses; and higher performance-related compensation expense accruals due to the Company’s better-than-expected financial results in 2006.

We must continue our investment in our core product and services to help licensees grow market share and player loyalty despite the reduction in revenue. Consequently we have gaming capacity for additional licensee fees that we are aggressively looking to fill.

At December 31, 2007, CryptoLogic had 310 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, compared with 400 in 2006 and 358 in 2005.

General and Administrative Costs

General and administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In 2007, G&A expense of $10.2 million represented 13.8% of total revenue (2006: $7.9 million or 7.6%; 2005: $7.6 million or 8.9%). The increase in 2007 G&A expense was primarily a result of professional fees from additional tax planning, cost associated with the implementation of Sarbanes Oxley and advice for merger and acquisition opportunities. In addition, occupancy costs increased with the new head office in Ireland and offices in Malta and Singapore.

Higher G&A expense in 2006, in absolute terms, reflected higher consulting fees in connection with our Sarbanes Oxley compliance initiatives, and higher professional fees due to regulatory and strategic activities, including the exploration of acquisition opportunities, and work on new customer contracts.

Reorganization Charges

One-time reorganization charges are associated with our establishment of the executive headquarters in the Republic of Ireland in 2007 and the related restructuring of the organization initiated in 2006. In 2007, such costs totaled $5.7 million or 7.7% of revenue (2006: $3.7 million or 3.6%; 2005: nil) and primarily comprised professional fees and expenses related to employee relocation and severance.

Finance Costs

Finance costs include bank charges and fees for bank drafts. These costs were fairly consistent over the past three years, and at $0.55 million in 2007 (2006: $0.55 million; 2005: $0.42 million). Finance costs remained less than 1% of revenue in the past three years.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets to support our business activities.

Amortization expense was $6.6 million or 8.9% of revenue (2006: $4.8 million or 4.6%; 2005: $3.9 million or 4.5%). In 2007, the increase from the previous year reflected purchased intangibles for Casino.co.uk and Parbet.com, investment in computer equipment, and software licenses, in accordance with GAAP. The 2006 increase over 2005 reflected i) higher investment in computer equipment, leasehold improvements, software licenses, and capitalized software development expenses, where required by GAAP, and ii) change in the estimated useful life of computer equipment and office furniture and equipment.

EBITDA(1)

As we expected at the beginning of 2007, earnings before interest, taxes, amortization and minority interest (“EBITDA”) decreased significantly to $7.8 million from $27.2 million in 2006 (2005: $22.3 million). EBITDA margin, or EBITDA as a percentage of revenue, declined significantly to 10.6% in 2007 (2006: 26.2%; 2005: 25.8%) as a result of the revenue impact from UIGEA.

In 2008, we expect EBITDA and EBITDA margin to improve as a result of our efforts to reduce costs to the levels supported by the reduced revenues. Longer term, we expect to be able to return to and exceed 2006 revenue, EBITDA and EBITDA margin levels.

Interest Income

Interest income, comprising interest earned on cash and short-term investment balances, declined to $6.2 million in 2007 (2006: $7.1 million; 2005: $3.6 million). The decrease in 2007 was primarily due to the cash used in operations and the acquisitions of the Parbet assets and Casino.co.uk, and investments in Mikoishi and 568 Network Inc. We expect improvements in interest income as we work to return to previous balances. The increase in 2006 versus 2005 reflected growing cash and cash equivalents balances and higher interest yields.

Provision for Income Taxes

In 2007, income taxes were $1.0 million (2006: $4.7 million; 2005: $1.5 million), and were net of a future income tax recovery. The decrease in 2007 primarily resulted from lower revenues and lower earnings. Changes in future income taxes result from differences between tax and accounting recognition with respect to certain of CryptoLogic’s expenses. The increase in 2006 versus 2005 related primarily to higher taxable income driven by higher revenues in 2006, and the use of tax loss carryforwards in 2005.

We are subject to tax in many jurisdictions. Subject to significant changes in the tax rates of those jurisdictions or significant changes in our corporate structure, we generally expect a blended tax rate of approximately 15%.

Minority Interest

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice approved plan of Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of the Company (refer to page 1 of this annual report for further information regarding the Arrangement).

The Exchangeable Shares are considered a non-controlling interest of the Company for accounting purposes only and consequently, a proportional amount of the net earnings before minority interest associated with subsidiaries directly or indirectly owned by CEC is recorded as minority interest.

Minority interest will continue until all Exchangeable Shares have been exchanged into Common Shares or until June 1, 2014 when we will redeem all outstanding Exchangeable Shares in return for Common Shares.

Earnings

Our earnings have been significantly impacted by our licensees’ loss of U.S. online gaming customers and have declined to $5.5 million or $0.47 per diluted share (2006: $24.8 million or $1.81 per diluted share; 2005: $20.5 million or $1.46 per diluted share). CryptoLogic’s earnings rose in 2006 over 2005 due to the Company’s strong revenue growth.

In 2008, we anticipate our earnings to improve as the full extent of our cost control efforts take effect along with continued focus on control over discretionary expenses and new licensee revenues are realized. During 2009, we should start to trend toward improved quarterly revenue run rates similar to those realized prior to the UIGEA enactment and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

Return on equity

                          In 2007, CryptoLogic’s return on shareholders’ equity was severely impacted by the UIGEA compared to the prior two years. Return on shareholders’ equity in 2006 and 2005 reflected profitable growth.

	2007	2006	2005
Return on equity	6%	25%	25%

Return on equity is a non-GAAP measure and is defined as the year’s net earnings before minority interest divided by the average shareholders’ equity for that year.

Foreign Exchange

Our financial results are reported in U.S. currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British Pounds, Euros, and Canadian Dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

In 2007, the Company recognized a total foreign exchange gain of $0.68 million (2006 - foreign exchange gain of $0.57 million; 2005 - foreign exchange loss of $1.8 million), which is recorded as an operating expense in the accompanying consolidated statements of earnings.

Government Regulation

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. On October 13, 2006, the U.S. enacted the UIGEA, which effectively banned online gaming in that country by making it illegal to process related financial transactions. The industry-wide impact of UIGEA has negatively affected our business by significantly reducing our revenue and earnings in 2007. Similar prohibition legislation may be adopted in other jurisdictions.

While the U.K. and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators to protect their monopolies. The EU Commission has commenced infringement proceedings against some member states that are taking a protectionist approach— a development that we believe is favorable to the industry in Europe.

There can be no assurance that legislation prohibiting Internet gaming or regulating various aspects of Internet gaming or the Internet gaming industry will not be proposed and passed in potentially relevant jurisdictions. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

B. LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic remained highly liquid and debt-free. Our strong balance sheet continues to provide the Company with the flexibility to fund working capital needs, pay dividends, repurchase our own shares through issuer bids, and pursue strategic initiatives and acquisitions consistent with our growth strategy.

Net Cash(2)

As at December 31, 2007, our net cash (includes cash and cash equivalents, short-term investments, restricted cash and security deposits) was $77.5 million or $5.57 per diluted share (December 31, 2006: $128.4 million or $9.35 per diluted share; December 31, 2005: $99.1 million or $7.05 per diluted share). In 2007, the decrease in net cash of $50.9 million was primarily due to the acquisition of Casino.co.uk ($6.1 million) and Parbet ($11.8 million), investments in Mikoishi and 568 Network Inc. ($5.4 million), dividend payments ($6.7 million), purchase of capital assets ($13.1 million) and payment of two significant amounts to winners of cumulative jackpot games during the year ($14.1 million).

Security deposits and restricted cash are amounts held by the Company's bank as collateral provided to foreign banks and payment processors that process deposits and credit card transactions, and are not available for general corporate purposes. For 2007, 2006 and 2005, security deposits and remained consistent at $1.5 million for each fiscal year. In 2007, we were also required to maintain restricted cash or a deposit of $20.6 million (2006 and 2005: nil) to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. In February 2008, this requirement was reduced to $5.0 million.

Operating Activities

In 2007, cash flow used in operating activities was $11.9 million (2006: $40.7 million provided by operating activities; 2005: $34.7 million provided by operating activities). In 2007, several factors contributed to the decrease from the prior year including, but not limited to: (i) reduced profitability after accounting for non-cash items primarily due to the impact of UIGEA; (ii) costs associated with the relocation of our corporate headquarters to Dublin, Ireland; and (iii) reduced jackpot provisions due to significant cumulative jackpot payments.

The increase in operating cash flow in 2006 versus 2005 was attributed largely to higher earnings in 2006. As well, accounts payable and accrued liabilities were higher at 2006 year-end, primarily due to higher provisions related to growing jackpot prizes and for performance-related compensation costs due to better-than-expected financial performance.

Financing Activities

In 2007, $2.8 million was used for financing activities (2006: $2.7 million; 2005: $7.2 million) related to: $3.9 million provided by the exercise of stock options during the year; and $6.7 million used for the payment of quarterly cash dividends. In 2006, financing activities were related to: $3.1 million (2005: $5.0 million) from the exercise of stock options; and $5.8 million (2005: $3.0 million) paid in quarterly cash dividends. The higher dividend payment was attributed to an increase in our quarterly cash dividend from $0.07 per share to $0.12 per share (an annual rate of $0.48) commencing with the dividend paid on June 15, 2006.

None of the Company’s shares were repurchased in 2007 and 2006. In 2005, $9.2 million was applied to repurchase and cancel 509,700 shares through the Company’s Normal Course Issuer Bids.

While each future dividend is subject to Board approval based on our financial results for that particular period and the Board’s view from time to time on the optimal uses of cash, we expect to continue paying dividends on a regular basis. With the industry-wide impact of the UIGEA enactment, revenues and earnings will be negatively impacted. However, as noted above, during 2009, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

Investing Activities

Investing activities used cash of $6.8 million in 2007 (2006: $55.4 million; 2005: $23.7 million). In 2007, the use of cash was largely due to strategic acquisitions including the Parbet assets ($11.8 million), Casino.co.uk ($6.1 million), Mikoishi ($4.3 million) 568 Network Inc. ($1.1 million). As well, there was a reclassification of $20.6 million from cash to restricted cash primarily associated with a required deposit of $20.0 million to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. In February 2008, this requirement was reduced to $5.0 million.

In March 2008, we acquired a 15.0% ownership interest in Mobilebus, a privately held Korean company specializing in game development, for cash consideration of $0.6 million. In exchange for the cash consideration, the Company received common shares.

In May 2008, we acquired an 11.1% interest in Jingle, a leading supplier of online mah-jong games, for $0.9 million. In exchange for the cash consideration, we received preference shares, which rank pari passu to the common shares with respect to all dividends and voting rights. Under the terms of the agreement, the Company is required to make additional investments in Jingle of up to $1.5 million should Jingle achieve certain financial targets. In addition, under the terms of the agreement, the Company is required to pay up to approximately $1.0 million without receipt of additional equity as a contingent acquisition price increase should Jingle achieve certain performance milestones.

Additionally, funds used for capital expenditures amounted to $13.0 million in 2007 (2006: $8.6 million; 2005: $8.9 million), which related to purchases in the normal course of business for hardware, leasehold improvements, software licenses, and capitalized software development expenses. These decreases in cash were offset by a shift of $50.0 million into cash and cash equivalents from short-term investments to fund strategic investments completed during 2007. Fiscal 2006 and 2005 also reflected shifts between cash and cash equivalents and short term investments.

Working Capital(3)

CryptoLogic’s working capital at December 31, 2007 was $68.2 million or $4.90 per diluted share (December 31, 2006: $93.8 million or $6.83 per diluted share; December 31, 2005: $73.6 million or $5.23 per diluted share). In 2007, the decrease was primarily related to i) lower earnings due to the UIGEA; and ii) cash used for strategic investments. The 2006 increase over 2005 was primarily due to higher earnings.

In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under our Normal Course Issuer Bid.

User Funds Held on Deposit

User funds held on deposit increased 6.7% to $22.3 million at December 31, 2007 (2006: $20.9 million; 2005: $26.0 million). In 2007, the increase reflected the success of our efforts to expand our licensee base despite a significant decrease at the end of 2006 reflecting the reduction of players’ deposits subsequent to the UIGEA enactment. Cash related to user funds on deposit is segregated and shown separately as an asset and liability on the balance sheet, and does not form part of the Company’s total cash position.

Capitalization

Since inception, CryptoLogic has had no debt and unutilized credit facilities. At December 31, 2007, CryptoLogic had 12.8 million Common Shares and 1.4 million stock options outstanding (2006: 13.6 million Common Shares and 1.0 million stock options; 2005: 13.3 million Common Shares and 1.1 million stock options). In 2007, the outstanding Common Shares excluded 1.1 million (2006: nil; 2005: nil) Exchangeable Shares, which are entitled to be exchanged on a one-for-one basis with our Common Shares. Including the Exchangeable Shares, the Common Shares outstanding would be 13.9 million.

In 2007, CryptoLogic completed a court approved plan of Arrangement. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of the Common Shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc. The Exchangeable Shares can be exchanged for an equivalent amount of Common Shares at anytime and are accounted for as a minority interest. On June 1, 2014, CryptoLogic through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one Common Share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic matters. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. The Exchangeable Shares provide those shareholders with the same voting and dividend rights as the Common Shares. No additional shares of CEC will be issued and all stock options will give rise to the issue of additional CryptoLogic Limited shares (refer to page 1 of this annual report for further information on the Arrangement).

From November 14, 2007 to November 13, 2008, CryptoLogic has, through its Normal Course Issuer Bid, authorization to repurchase up to 1.28 million Common Shares, under which we have yet to buy back any shares.

From September 29, 2006 to September 28, 2007, the Company had, through its Normal Course Issuer Bid, authorization to repurchase up to 1.35 million Common Shares, under which we did not buy back any shares.

From September 28, 2005 to September 27, 2006, CryptoLogic’s Normal Course Issuer Bid authorized the Company to repurchase up to 1.34 million Common Shares. The Company bought back 239,200 shares at an average price of $16.62 under the 2005/2006 bid. In total, we repurchased 509,700 shares for $9.2 million in 2005.

CryptoLogic entered 2005 with a Normal Course Issuer Bid, which authorized the buyback of up to 1.25 million Common Shares. We repurchased and cancelled 270,500 shares at an average price of $19.32 under this bid before it expired on September 22, 2005. Our buy back programs allow us to repurchase our shares on occasions when we believe that our share price does not reflect the underlying value of our Company.

Critical Accounting Policies

CryptoLogic’s accounting policies are specified in the Notes to the Company’s financial statements, in particular Note 1, which are included in this annual report. The accounting estimates discussed below are considered particularly important as they require judgments by management. Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

Each time progressive jackpot casino games are played by an end user a specified amount is added to the “Jackpot”. The “Jackpot” is won by a player on a random basis and is not predictive. Each “Jackpot” also has a minimum amount of prize money. As the “Jackpot” progresses the Company regularly collects funds from participating licensees and assumes the liability of future “Jackpot” wins. Management provides for the “Jackpot” based on frequency of each game played, history of wins and minimum prize requirements. During 2007, the Company performed an analysis of the accumulation of the funds in the jackpot and a statistical analysis of the amounts required to address jackpot payouts. Consequently, the Company revised its estimated liability based on this analysis. This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4.5 million.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled. During the year, the Company reviewed its accounting for certain contingencies and determined $2.0 million was no longer required, which increased revenue by a corresponding amount.

The Company has a stock option plan where the amount of compensation expensed is determined using an option pricing model. In addition, the Company provides a long-term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria and the Company’s stock price. Calculations for these plans with the necessary assumptions inherently mean judgments are required by management.

Recently issued and adopted accounting pronouncements

Recently adopted accounting pronouncements

Financial Instruments

Effective January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"); Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"); and Section 3251, Equity ("Section 3251"). These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. The impact of adopting the accounting for financial instruments did not have a material impact on the Company's results of operations.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments, investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings. Long-term investments are classified as available for sale assets which are measured at fair value. The changes in fair value of long-term investments, if any, will be recognized in other comprehensive income. Transaction costs related to financial assets and liabilities that are designated as held-for-trading are expensed as incurred, transaction costs related to available-for-sale assets are included in the carrying value of the asset, and transaction costs related to all other financial assets and financial liabilities are recognized over the life of the investment using the effective interest rate method. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities and are measured at amortized cost using the effective interest method. The Company did not have held-to maturity instruments during the year ended December 31, 2007 and no available for sale instruments as of January 1, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the year the change occurs. The Company did not identify any material embedded derivatives that are required to be separated from the host contract as of January 1, 2007.

Recently issued accounting pronouncements

Handbook Section 1535, Capital Disclosures

Handbook Section 1535, Capital Disclosures ("Section 1535"), establishes standards for disclosing information about a company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital. This section is effective for the Company's fiscal year ending December 31, 2008. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

Handbook Section 3862, Financial Instruments - Disclosures

Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), requires disclosure in the financial statements that will enable users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. This accounting standard is effective for the Company's fiscal year ending December 31, 2008. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

Handbook Section 3863, Financial Instruments - Presentation

Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"), establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation. This accounting standard is effective for the Company's fiscal year ending December 31, 2008. The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

Handbook Section 3064, Goodwill and Intangible Assets

Handbook Section 3064, Goodwill and Intangible Assets ("Section 3064"), which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for recognition, measurement and disclsoure of goodwill and intangible assets.  This new standard is effective for the Company's fiscal year commencing January 1, 2009.  The Company is evaluating the impact of adopting this standard on its consolidated financial statements.

Financial Instruments

Financial instruments that potentially expose the Company to a concentration of credit risk, interest rate and foreign exchange risk consist principally of cash and cash equivalents and short-term investments. The Company manages credit risk by investing in cash equivalents and short-term investments rated as A and R1 or above. Our cash and cash equivalents are primarily held in U.S. dollars, Pound Sterling and Euros.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the short-term nature of the investments.

The Company believes its exposure to foreign exchange risk is to a large degree naturally hedged. The Company may engage from time to time in currency hedging, although no hedging has been done in 2007, 2006 and 2005.

The weighted average effective interest rate on short-term investments as at December 31, 2007 is 5.03% (2006 - 5.30%; 2005 - 4.20%).

The related interest income or expense and gains and losses for financial assets classified as held-for-trading are included as interest income in the accompanying consolidated statements of earnings. Interest income or expense relating to loans and receivables and other financial liabilities are included in operating expenses in the accompanying consolidated statements of earnings.

C. RESEARCH AND DEVELOPMENT

We make significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market. Research and development personnel comprised 23% of our workforce at 2007 year end, consistent with 2006 and 2005. Our research and development expenditures, which are accounted for as part of operating expenses, totaled $49.4 million in 2007 (2006: $64.7 million; 2005: $52.7 million).

D. TREND INFORMATION

While the global online gaming market continues to promise growth potential, competition is intensifying for players and market position, growth in online poker is moderating from previous exponential rates, and the global legislative environment for online gaming continues to evolve. Despite these challenges, CryptoLogic remains optimistic about the future of online gaming and believes that its disciplined strategy will continue to help the Company remain a leader within it.

In order to remain competitive, CryptoLogic has had to devote increasing financial and human resources to meet the technological and regulatory challenges associated with remaining an industry leader. As product diversification and player sophistication increases, our need to hire greater numbers of software and industry specialists has increased. This has contributed to higher operating costs to accommodate the growth of our business and in order to maintain our competitive advantage in our priority game areas. In particular, we have increased investments in Internet casino and poker to broaden our product offering in response to growing competition and player demands.

Given the trend to regulate online gaming in certain European markets, the costs associated with carrying on our business may increase as regulatory initiatives may require greater resources to meet changing compliance standards. Changes in regulatory requirements, including regulatory fees and taxation, could impact on our cost of doing business.

The Company’s financial results were negatively affected by the industry-wide impact of UIGEA, which was enacted in October 2006. Our management has estimated that the UIGEA resulted in approximately $8.0 million in lost revenue in the fourth quarter 2006 and $6.0 million in lost earnings related to those revenues for CryptoLogic. Our management has also estimated that the UIGEA would have reduced our revenue by $31.0 million and our earnings by $24.0 million if the UIGEA had been in force for all of 2006. In 2007, the Company’s revenue declined by 29.2% to $73.7 million in 2007 (2006: $104.0 million) and earnings decreased significantly to $5.5 million (2006: $24.8 million). Even though revenue and earnings have decreased significantly in the short term, and we are exercising even tighter control over discretionary expenses, we are not planning a cost reduction sufficient to offset the lost revenue. During 2009, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

Not all changes in the industry are foreseeable, but the growth of the industry, heightened competition and anticipated legislation will all likely increase the rate at which we need to offer comprehensive player solutions. As a result, we continue to focus on investing in our core Internet casino and Internet poker solutions, and increasing our international diversification in global markets that embrace online gaming.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of May 12, 2008, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. CONTRACTUAL OBLIGATIONS

The following table summarizes our known contractual obligations as of December 31, 2007:

	Payments due by period
(In thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Facility leases	$15,008	$2,478	$3,896	$3,790	$4,844
Minimum royalty payments and purchase commitments	2,640	2,265	375	-	-
Total outstanding cash commitments	$17,648	$4,743	$4,271	$3,790	$4,844

Total contractual obligations at the end of fiscal 2007 totaled $15.7 million (2006: $20.0 million). The Company has entered into lease agreements for premises expiring at various periods up to July 2015.

During the first quarter of 2008, the Company revised its estimate for certain royalty payments based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of approximately $1.0 million.

G. SAFE HARBOR

Refer to “Cautionary Statement Regarding Forward-Looking Information” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table and the narrative that follows set forth the name, age, residence, position, and date of first election of each director and member of senior management for CryptoLogic Limited, including the predecessor company, as at May 12, 2008.

Name and Municipality of Residence	Age	Principal Occupation	Served as a Director(5)/ Officer Since
Thomas Byrne(1)(2)(3) Dublin, Ireland	57	•Director •Self-employed Chartered Accountant	April 13, 2007

Stephen H. Freedhoff, CA, CFP(1)(2)(6) Toronto, Ontario	71	•Director •Self-employed consultant	May 1, 2003
Brian Hadfield(4)(7) Burnham Beeches, England	55	•Director •President and CEO	May 30, 2007
Michael Starzynski Whitby, Ontario	49	•CTO	March 17, 2003
Robert H. Stikeman(3)(4) Toronto, Ontario	62	•Chairman of the Board and Director •Partner, Stikeman Keeley Spiegel Pasternack LLP (a law firm)	March 7, 1996
Stephen B. Taylor, CA Dublin, Ireland	50	•Director •CFO	August 8, 2005
Justin Thouin Toronto, Ontario	30	•VP, Product Management and Business Development	August 1, 2006
Wai Ming Yap(3)(4) Singapore	46	•Director •Partner, Stamford Law Corporation	May 30, 2007

Notes:

(1)	Member of Audit Committee.
(2)	Member of Remuneration Committee.
(3)	Member of Nominating Committee.
(4)	Member of Compliance and Governance Committee.
(5)	Each director is elected annually to hold office until the next annual meeting of shareholders.
(6)	Stephen Freedhoff was a Director of CryptoLogic Inc., the predecessor company of CryptoLogic Limited, from May 2003 to June 2007. He rejoined the Board of Directors of CryptoLogic Limited in February 2008.
(7)	Brian Hadfield was appointed to President and CEO on February 27, 2008.

Biographies of each of the directors and officers set out in the above table and their respective positions held for the last five years are noted below.

Thomas Byrne is a Chartered Accountant and was a partner of a global accounting firm before joining Ireland’s largest brokerage house in 1987. He was head of corporate finance at the brokerage house until he set up his own corporate advisory company in 2001. Mr. Byrne is Chairman of the Board’s Audit Committee. At present, Mr. Byrne also serves as a non-executive director of a number of companies, both public and private, and is actively involved in advising early stage companies in Ireland. His directorships include Eco Securities Group plc, SWIP Private Equity Fund of Funds 11, Oglesby & Butler Group plc, Irish Takeover Panel, Vivemotion Limited, Alatto Technologies Limited, Abaris Corporate Advisers Limited and Tourism Accommodation Approvals Limited.

Stephen H. Freedhoff, CA, CFP has been a self-employed consultant since July 1999. Prior to that, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff had been a Director of the Company from May 1, 2003 to June 30, 2007, and had also served as Chairman of the Board’s Audit Committee until May 31, 2007. He rejoined as a Director of the Company on February 27, 2008, and is Chairman of the Board’s Remuneration Committee. Mr. Freedhoff holds non-executive directorships at IBI Income Fund and IAMGOLD Corporation.

Brian Hadfield was appointed as the Company’s President and Chief Executive Officer on February 27, 2008, and has been a Director of the Board since May 30, 2007. He has held progressively more senior positions at Unisys Limited from 1984 to 2005 and for the period 2000 to 2005 was its managing director. Mr. Hadfield holds non-executive directorships at Sigma Capital plc, Tesselate Ltd. and Awards Management Limited, as well as at non-for-profit groups, Elephant Family and International Women of Excellence.

Michael Starzynski was appointed Chief Technology Officer of the Company on March 17, 2003, and has more than 20 years of global information technology experience in both the telecommunications and financial services sectors at some of North America’s largest companies as well as leading entrepreneurial organizations. From 2000 to 2003, he was Chief Technology Officer of Financial Models Company, a leading provider of investment management systems and services. From 1998 to 2000, he was Chief Technology Officer of SRG Software Inc., a software and consulting services company. Prior to that, he was Chief Technology Architect at CGI Canada, and had been employed thirteen years with Bell Canada, Canada’s leading telecommunication service provider.

Robert H. Stikeman was named Chairman of the Board in May 2003, has been a Director since May 30, 2002 and also has served as the Company’s Secretary since 1996. He has been a partner for the past 20 years in Stikeman Keeley Spiegel Pasternack LLP, a law firm he was instrumental in establishing. His firm acts as outside counsel to the Company. Mr. Stikeman has played a key role in guiding the Company’s legal and compliance strategies since 1996. He is also Chairman of two Board committees: the Nominating Committee and the Compliance and Governance Committee.

Stephen B. Taylor, CA was appointed Chief Financial Officer of the Company on August 8, 2005 and brings more than two decades of experience in financial and business management, public markets, and mergers and acquisitions. Mr. Taylor is a Chartered Accountant. From 2001 to 2005, he was President of BCL Advisors Inc., an investment banking company affiliated with Seale & Associates of Arlington, VA, which he founded. From 2002 to 2004, Mr. Taylor also served as Executive Vice President and Chief Operating Officer of Buffett, Taylor & Associates, a benefits consulting and wellness practice, functioning as Executive in Residence. Previous posts included senior financial and corporate roles at Derlan Industries, a TSX-listed aerospace company; President and Chief Operating Officer of Spellcaster Telecommunications, an early-stage private software company; and Vice President of Mergers and Acquisitions with Ernst & Young’s corporate finance practice. Mr. Taylor spent the first 11 years of his career with Coopers & Lybrand (now PricewaterhouseCoopers) auditing multinational clients in the manufacturing, mining and financial services sectors.

Justin Thouin is the Vice President of Product Management and Business Development, and has been with the Company since July 21, 2003. Mr. Thouin leads the strategic direction of the Company’s Internet casino suite to ensure that the Company continues to lead the market in innovation. He is responsible for player research to drive game development and for developing strategic partnerships with such top brands as Marvel and Bejeweled. Prior to his tenure at the Company, Justin worked at Maple Leaf Foods, Canada's largest food company, in a variety of roles including consumer marketing, sales, and finance. Justin has a Commerce (Honours) degree from Queen's University in Kingston, Ontario, a leading Canadian business school.

Wai Ming Yap is a practicing lawyer in Singapore and Malaysia. He is a partner and a director of Stamford Law Corporation in Singapore and a partner with the Malaysian law firm of Tay & Partners. Mr. Yap specializes in commercial law, electronic entertainment and gaming commerce, and has more than 20 years of experience. He is the Singapore general member of the International Masters of Gaming Law, an international organization of gaming attorneys. Mr. Yap sits on boards of international companies with activities in Southeast Asia including Genting International Public Limited Company, Lasseters Interactive Gaming Pte Ltd., Lasseters Investments Pte Ltd., Lasseters Resorts Pte. Ltd., Life International Holdings Pte Ltd., Materna Information & Communications Pte Ltd., SFM South East Asia Pte Ltd., SI Group-Singapore Pte Ltd., SFM South East Asia Pte Ltd., Sino Construction Limited, Austin Hills Country Resort Berhad, Hermes Epitek Corporation Sdn Bhd, Romex Malaysia Sdn Bhd, Yulitex Trading Sdn Bhd and Stamford Corporate Services Pte Ltd.

No director or officer of the Company has any family relationship with any other officer or director of the Company.

B.   COMPENSATION

Officers

The following table sets forth all compensation paid to the Company’s executive officers for services in all capacities to the Company and its subsidiaries for the year ended December 31, 2007.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards			All Other Compensation (C$)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/ SARs Granted (#)(6)	Restricted Shares or Restricted Share Units	LTIP Pay-outs (C$)
Javaid Aziz(1) President and CEO	2007	€296,158	£450,000	€42,300	525,000	Nil	Nil	Nil
Lewis Rose(2) President and CEO	2007	C$134,245	C$360,600	C$27,750	Nil	Nil	C$339,960	C$999,400
Stephen Taylor(3) CFO	2007 2007	C$128,354 €146,429	€98,771	C$27,240 €42,327	30,000	Nil	Nil	Nil
Michael Starzynski(4) CTO	2007	C$246,480	Nil	C$5,500	30,000	Nil	C$23,530	Nil
Justin Thouin(5) VP, Product Management & Business Development	2007	C$239,808	Nil	Nil	29,000	Nil	C$9,412	Nil

Notes:

(1)

Javaid Aziz was appointed President and CEO on April 1, 2007. In 2007, he earned a signing bonus of £100,000, cash bonus of £350,000 and received a car allowance of €42,300. On February 27, 2008, Mr. Aziz retired from corporate life to be with his family and was succeeded by Brian Hadfield as the Company’s new President and CEO (refer to pages 42, 43 and 56 for information regarding Mr. Hadfield’s biography, compensation and employment agreement, respectively).

(2)

At the time of the Company’s announcement to move its headquarters to Dublin, Ireland in September, 2006, Lewis Rose announced his intention to step down as CEO because of family commitments, effective upon the hiring of the new CEO. Mr. Rose’s employment with the Company was terminated on March 30, 2007. In 2007, Mr. Rose received a pro-rated cash bonus of C$135,600 and retention bonus of C$225,000, as well as C$27,750 in car and benefit allowances. Mr. Rose received severance amounting to C$999,400.

(3)

Stephen Taylor was appointed the Chief Financial Officer of the Company on August 8, 2005. Upon moving to Ireland in July 2007, Mr. Taylor’s compensation was paid in Euros. In 2007, he received a relocation bonus of €98,771. Mr. Taylor also received C$27,240 and €13,230 for relocation costs, equalization benefits of €22,797 and a car allowance of €6,300 associated with his move to Ireland.

(4)	Michael Starzynski was appointed to Chief Technology Officer on March 17, 2003.

(5)	Justin Thouin joined the Company on July 21, 2003, and was promoted to Vice President on August 1, 2006.

(6)	Options granted under the Company’s stock option plan.

Stock Option/Long-Term Incentive Plan Unit Grants in Fiscal 2007

The following table sets forth stock options and long-term incentive plan units granted under the Company’s stock option and long-term incentive plans during the most recently completed financial year to each officer.

Name	Options Granted	Option Exercise Price (C$)	Option Expiry Date	LTIP Units
Javaid Aziz	500,000 25,000	28.66 18.56	April 2, 2012 November 13, 2012	Nil
Lewis Rose	Nil	Nil	Nil	Nil
Stephen B. Taylor, CA	5,000 25,000	29.68 18.56	January 29, 2012 November 13, 2012	25,000
Michael Starzynski	5,000 25,000	29.68 18.56	January 29, 2012 November 13, 2012	10,000
Justin Thouin	4,000 25,000	29.68 18.56	January 29, 2012 November 13, 2012	15,000

Employment Agreements

Brian Hadfield, President and CEO of the Company, entered into an employment agreement with the Company dated February 27, 2008 to become President and CEO for an indefinite term, at a base salary of €473,000 per annum with an entitlement between six and twelve months’ payment upon termination without cause or in the event of change in control of the Company, depending on certain critiera.

Javaid Aziz was the President and CEO of the Company from April 1, 2007 to February 27, 2008, at which time he retired from corporate life. Mr. Aziz entered into an engagement letter with the Company on March 30, 2007 to become President and CEO effective April 1, 2007 for an indefinite term, at a base salary of £350,000 per annum and an assured bonus for the first year of £350,000 with a signing bonus of £100,000 in the first year and an additional signing bonus of £50,000 in the second year.

Lewis Rose, the President and CEO of the Company prior to the hiring of Javaid Aziz, entered into an employment agreement with the Company dated January 1, 2003, to become President and CEO for an indefinite term, with an entitlement to 12 months’ notice upon termination without cause, and 24 months’ notice in the event of a change of control of the Company. On September 22, 2006, Mr. Rose signed an agreement with the Company restricting his departure from the Company to after March 30, 2007 and providing an incentive of C$75,000 for the months of January, February and March of 2007 to remain as CEO of the Company. Mr. Rose’s employment with the Company ended on March 30, 2007.

Stephen Taylor, the CFO of the Company, entered into an employment agreement with the Company dated July 8, 2005, for an indefinite term with an entitlement to 12 months’ notice upon termination without cause and 12 months in the event of a change of control of the Company. On June 27, 2006, Mr. Taylor accepted a relocation package that provides for a relocation and equalization allowance of C$242,000 and 15,000 long-term incentive plan units and 25,000 stock options of the Company to move his residency to Ireland.

Michael Starzynski, the Chief Technology Officer of the Company, entered into an employment agreement with the Company dated March 6, 2003, for an indefinite term with an entitlement to 12 months’ notice upon termination without cause and 12 months in the event of a change of control of the Company.

Justin Thouin, the Vice President, Product Management & Business Development of the Company, entered into an employment agreement with the Company on July 21, 2003, for an indefinite term with an entitlement to eight months’ notice upon termination without cause. Mr. Thouin was promoted to Vice President on August 1, 2006.

Directors

From January to May 2007, the Chairman of the Board was paid a fee at an annual rate of C$35,000. Other non-employee Directors were each paid a fee at an annual rate of C$15,000 plus an additional fee at an annual rate of C$2,500 for each committee chairman. A fee of C$1,200 was paid for each Directors’ or committee meeting attended in person, and a fee of C$600 for each meeting attended by telephone. Directors who were not members of that committee, but were invited to attend, were paid a fee for each meeting attended in person or by telephone as described above. In addition, the Directors were eligible to receive stock options under the Company’s stock option plan. Management officers who were Directors did not receive any Directors’ fees.

Following the Company’s move to Ireland, effective June to December 2007, non-employee Directors were each paid a fee of £35,000 per annum. The Chairman of the Audit Committee and the Chairman of the Remuneration Committee received an additional £5,000 per annum. The Chairman of the Board received an additional £45,000 per annum.

The following table sets forth the aggregate cash compensation paid to each non-employee Director for the year ended December 31, 2007.

SUMMARY COMPENSATION TABLE

Name	Director Fees (C$)
Randall Abramson(1)	15,250
Thomas Byrne	47,448
Stephen Freedhoff, CA, CFP(2)	18,692
Brian Hadfield(3)	41,521
Nigel Simon(1)	32,242
Robert Stikeman	120,728
Wai Ming Yap	44,926

Notes:

(1)	Randall Abramson and Nigel Simon stepped down as part of the Company’s reorganization to Ireland.
(2)

Stephen Freedhoff was a Director of CryptoLogic Inc., the predecessor company of CryptoLogic Limited, from May 2003 to June 2007. He rejoined the Board of Directors of CryptoLogic Limited in February 2008.

(3)	Brian Hadfield was appointed as President and CEO of the Company on February 27, 2008.

Bonus Plan

Under the Company’s bonus plan, an employee is eligible to receive a bonus if he achieves both his personal objectives, as agreed with his supervisor, and the corporate objectives, as established by the Chief Executive Officer, the Chief Financial Officer and approved by the Board during the fiscal year. The Board of Directors will determine and approve the amount of budgetary dollars to be allocated to the bonus pool.

Stock Option Plan

The 2002 Stock Option Plan (the “Plan”) was adopted by CryptoLogic Limited as part of the Arrangement and provides that options to purchase an aggregate of 3,900,000 Common Shares may be awarded to employees, officers and directors of the Company and its subsidiaries, and others providing management or consulting services to the Company.  The purpose of the Plan is to reward these individuals for their contributions toward the long-term goals and success of the Company and to enable the Company to retain, attract and motivate experienced and skilled management, staff and consultants by providing them with the opportunity, through options to acquire Common Shares, to acquire a proprietary interest in the Company and to benefit from its growth.

Under the terms of the Plan, all stock option grants for directors and senior officers are subject to the approval of the Company's Board of Directors on the advice of the Compensation Committee. The number of Common Shares reserved for insiders cannot exceed 10% of all issued and outstanding Common Shares. The exercise price is fixed by the Board but shall not be less than the fair market value of the Common Shares on the Toronto Stock Exchange at the date of the grant. Options issued under the Plan may be exercised over a period not exceeding five years from the date of grant.  Options granted to non-executive directors are exercisable immediately with respect to one-third of the shares covered by the options and with respect to an additional one-third of the shares covered by the options on each of the first two anniversaries of the grant.  All other options granted become exercisable in four equal annual installments beginning on the first anniversary of the grant. The Chief Executive Officer is authorized to issue to non-executive employees up to 5,000 stock options per grant.

As at the date of this annual report, there were 1,346,524 stock options outstanding under the Plan.

Long-Term Incentive Plan

CryptoLogic Inc.’s Long-Term Incentive Plan (the “LTIP”)was adopted by the Board of Directors effective January 1, 2005, and assumed by CryptoLogic Limited as part of the Arrangement. The LTIP is intended to enhance our ability to attract and retain high quality individuals to serve as officers and executives of the Company and to align their interests with those of shareholders. The LTIP provides performance-based incentives, payable in cash, Common Shares and or a combination of each, with any payments in Common Shares made through acquisitions of those Common Shares by the Company in the secondary market. Therefore, the LTIP is not dilutive to shareholders’ interests.

The LTIP was prepared with input from an internationally recognized consulting firm specializing in executive compensation. The Company, like many public companies, has elected to compensate through the granting of “units” under the LTIP, known as Performance Share Units (“PSUs”).

The LTIP has been designed to reward participants for growth in earnings per share (“EPS”) and share price through overlapping three-year performance periods. Depending on actual performance achieved against pre-set EPS targets, payouts may range from zero to 150% of the initial target award times share price at the end of the performance period.

The LTIP payout will be based upon the product of three factors: 1) The number of PSUs awarded; 2) the share price at the end of the performance period; and 3) a “performance modifier” that is based upon cumulative EPS. If cumulative targeted EPS are not satisfied, no payouts are made. The minimum level of performance that must be achieved to receive a payout is a three-year compounded growth in EPS of 5% per year, from the year of the grant.

The LTIP has the following principal features:

1.

The LTIP provides for the granting of PSUs on a discretionary basis to reward participants for growth in EPS and share price with vesting over a three-year performance period. In the inaugural year, 50% of the initial grant of PSUs vested in year two, and the remaining 50% in year three. Thereafter, subsequent grants vest 100% in year three. Vesting can accelerate under certain circumstances, such as a change of control of the Company as defined in the LTIP, or a Participant’s death.

2.

The CEO, President, Vice President, Director or director-level executive, any other officer of the Company and certain consultants are eligible to participate. Non-employee members of the Board of Directors are not eligible.

3.

PSU grants and the financial and performance objectives required for PSUs to vest are reviewed and approved by the Compensation Committee and are generally set to achieve a total and aggregate compensation between the 50th and 75th percentile of comparable companies.

The LTIP is administered by the Compensation Committee. The Board of Directors, in its sole discretion, may amend or terminate the LTIP at any time. As at the date of this annual report, an aggregate of 124,500 PSUs were outstanding under the LTIP.

Employee Share Purchase Plan

In 2005, the Company established an Employee Share Purchase Plan (“SPP”) to provide employees with an opportunity to purchase Common Shares, further their alignment with the interests of shareholders and participate in the growth of the Company. The SPP was adopted by CryptoLogic Limited as part of the Arrangement.

Under the terms of the SPP, participation is limited to eligible employees and independent consultants of the Company. There are four offering periods per year (once a quarter), as determined by the Board of Directors. Common Shares are purchased, through an agent, at fair market value. Employees may elect to purchase Common Shares through a cash transaction at the beginning of the offering period, or through payroll deductions over a 12-month period. Employees can contribute up to 10% of their salary (excluding bonuses). The Company will match 50% of the Employee’s contribution, subject to a C$2,500 annual limit. Common Shares purchased with the Company match funds will have a 12-month hold following the date of purchase.

C.   BOARD PRACTICES

All Directors are elected annually by the Company’s shareholders and hold office until the next Annual Meeting of Shareholders. There are no Directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of service.

The Board of Directors is responsible for the general supervision of the management of the business. The Board will discharge its responsibilities directly or through its committees, which consist of the Audit Committee, the Remuneration Committee, the Compliance and Governance Committee and the Nominating Committee. The Board will meet regularly to review the business operations, corporate governance and financial results of the Company.

Audit Committee

The members of the Audit Committee are Thomas Byrne and Stephen Freedhoff. Mr. Byrne serves as Chairman of the Audit Committee. Both members are “independent” as that term is defined by the NASDAQ listing standards applicable to the Company. The Audit Committee normally meets a minimum of four times per year.

The overall purpose of the Audit Committee is to monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

Remuneration Committee

The members of the Remuneration Committee are Thomas Byrne and Stephen Freedhoff, both of whom are independent directors. Mr. Freedhoff serves as the Chairman of the Remuneration Committee. The Remuneration Committee normally meets a minimum of two times per year. The duties of the Remuneration Committee include recommending to the Board appropriate human resource and compensation policies for the Company. The Remuneration Committee has responsibility for reviewing compensation for the directors and officers. The committee periodically reviews the adequacy and form of the compensation of the directors of the Company with a view to ensuring that such compensation realistically reflects the responsibilities and risks of being a director.

The Remuneration Committee is responsible for reviewing the performance of the Chief Executive Officer and setting the salary, bonus and other benefits of the Chairman and Chief Executive Officer. The Remuneration Committee has retained an independent consultant on compensation standards to assist it in performing those functions and assessing compensation for the CEO. In addition, the Company has retained Towers Perrin, an internationally-recognized independent firm specializing in compensation, to evaluate and recommend short- and long-term compensation measures to ensure that the Company remains well positioned to retain and attract key employees, while remunerating employees and officers (including the CEO) throughout the organization at a level appropriate to the achievement of their performance objectives.

Compliance and Governance Committee

The members of the Compliance and Governance Committee are Robert Stikeman and Brian Hadfield. Mr. Stikeman serves as Chairman of the Compliance and Governance Committee. The Compliance and Governance Committee normally meets not less than once per year. The Compliance and Governance Committee is responsible for reviewing the Company’s corporate governance (committees, mandates and composition) on an annual basis to ensure: i) adherence to best practices based on evolving industry standards; and (ii) legal compliance with all applicable statutes and regulations pertaining to, among other things, financial reporting, internal controls, disclosure of a non-financial nature, as well as the evolution of fiduciary standards, and prescribed by statute, regulation and as it evolves in common law.

The Compliance and Governance Committee also reviews the Company’s compliance practice relating to the license and certification of its subsidiary’s gaming software to the Internet gaming industry, reviewing all probity reports requested respecting its subsidiaries’ licensees, and assessing global legislative developments as they may affect the Company’s business around the world.

Nominating Committee

The Board of Directors considers its size each year when it considers the number of Director nominees to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The members of the Nominating Committee are Thomas Byrne, Wai Ming Yap and Robert Stikeman. Mr. Stikeman serves as Chairman of the Nominating Committee. The Nominating Committee normally meets when appropriate, but at least once per year. The Nominating Committee reviews the skills of the prospective directors, identifies any deficiencies and directs interviewing of suitable candidates. In order to encourage an independent nominating process, once a candidate is identified, such candidate meets with the Directors on an individual basis and as a group to discuss the Company’s business and regulatory activities. The Directors then receive a recommendation from the Nominating Committee on any candidate, who must be approved by the Board as a whole. The Nominating Committee also assesses the effectiveness of the Board of Directors as a whole, its committees, and the contribution of individual directors.

D.  EMPLOYEES

The following table sets forth information detailing the total number of employees at the years ended December 31, 2007, 2006 and 2005, which included an average of 23 consultants or independent contractors during the most recent financial year.

	2007	% Total	2006	% Total	2005	% Total
Total number of employees	310	100%	400	100%	358	100%

Number of employees located in Canada	177	57%	256	64%	239	67%
Number of employees located outside of Canada	133	43%	144	36%	119	33%

E.  SHARE OWNERSHIP

The following table sets forth, as of May 12, 2008, the number of the Company’s Common Shares (including Exchangeable Shares) beneficially owned by the officers and Directors of the Company, individually, and as a group, and the percentage of ownership of the outstanding Common Shares (including Exchangeable Shares) represented by such shares.

The Common Share (including Exchangeable Shares) held by the officers and Directors listed below have voting rights no different than the voting rights associated with Common Shares generally.

Name of Beneficial Owner	Common Shares Held	Percent of Class
Thomas Byrne	2,000	*
Stephen H. Freedhoff	13,333(1)	*
Michael Starzynski	53,865(1)	*
Robert Stikeman	97,000(1)	*
Stephen B. Taylor	106,200(1)	*
Justin Thouin	55,250(1)	*
Officer and Directors of the Company as a group (6 persons)	327,648(1)	2.4

* Less than 1%.

(1) Includes the following options to purchase Common Shares:

Name	Number of Options (#)	Exercise Price (C$)	Date of Expiration
Stephen H. Freedhoff	3,333 10,000	21.39 23.56	September 2, 2010 December 14, 2011
Michael Starzynski	6,250 2,500 15,000 5,000 25,000	15.70 24.40 26.80 29.68 18.56	January 7, 2009 February 2, 2011 June 27, 2011 January 29, 2012 November 13, 2012
Robert Stikeman	35,000 12,000 45,000	19.00 21.39 23.56	January 16, 2009 September 2, 2010 December 14, 2011
Stephen B. Taylor	45,000 2,500 25,000 5,000 25,000	24.05 24.40 26.80 29.68 18.56	August 9, 2010 February 2, 2011 June 27, 2011 January 29, 2012 November 13, 2012
Justin Thouin	1,250 5,000 20,000 4,000 25,000	9.62 24.40 25.08 29.68 18.56	July 21, 2008 February 2, 2011 August 4, 2011 January 29, 2012 November 13, 2012

Shares Authorized for Issuance

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 3,900,000 options. The following table sets forth the number of Common Shares authorized for issuance under the Company’s stock option plan as at December 31, 2007.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders •Stock Option Plan	1,391,525	C$25.13	109,412
Total(1)	1,391,525	C$25.13	109,412

(1)

Excludes PSUs under the LTIP, which may be paid in cash, Common Shares or a combination of each, with any payments in Common Shares made through acquisitions of those Common Shares by the Company in the secondary market.

CryptoLogic’s SPP provides employees with an opportunity to purchase Common Shares during four offering periods per year. In 2007, 10,313 Common Shares were purchased at an average price of C$23.64 (refer to page 45 of this annual report for more information on the Company’s SPP).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As at May 12, 2008, there were 12,824,337 Common Shares and 1,112,144 Exchangeable Shares. Including Exchangeable Shares, the Common Shares outstanding would be 13,936,481. The holders of Exchangeable Shares are entitled to one vote per Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic matters. For the purposes of the table below, the number of Common Shares and Exchangeable Shares are added together to determine the percentage of votes held.

The following table sets forth certain information regarding beneficial ownership of our Common Shares as of May 12, 2008 by each person or organization that is known to us to own beneficially or exercise control or direction over shares carrying more than 5% of our outstanding Common Shares.

Name and Location of Beneficial Owner	Number of Common Shares	Percent of Common Shares Outstanding

Pabrai Investment Funds Los Angeles, U.S.A.	1,223,905	8.8%
Royce & Associates, LLC New York, U.S.A.	1,075,275	7.7%
Renaissance Technologies Corp. New York, U.S.A.	943,730	6.8%

To the knowledge of the Directors and officers of the Company, the following significant changes in the percentage ownership held by major shareholders between December 31, 2004 to December 31, 2007 were:

•	As at December 31, 2006, Pabrai Investment Funds held 1,017,707 or 7.46% of our outstanding Common Shares.
•	As at December 31, 2004, Royce & Associates held 1,328,958 or 10.1% of our outstanding Common Shares, which decreased to 9.1% at year-ended 2005, and 8.8% at year-ended 2006.
•	As at December 31, 2004, 2005 and 2006, Renaissance Technologies Corp. held less than 1%, 1.4% and 3.4% respectively of our outstanding Common Shares.
•	As at December 31, 2004, AWM Investment Co. of New York, U.S.A. held 742,924 or 5.7% of our Common Shares, which decreased to 4.5%, 2.7% and 3.6% respectively at the end of 2005, 2006 and 2007.
•	On June 22, 2005, the Company received notification from Fidelity Management and Research Co., a U.S. investment fund, that the fund held 1,394,200 Common Shares or approximately 10%.

The Common Shares held by the major shareholders listed above have voting rights no different than the voting rights associated with Common Shares, generally.

As at March 31, 2008, there were nine record holders of our Common Shares in the U.S., holding 12,771,715 Common Shares or 91.7% of the outstanding Common Shares (including Exchangeable Shares). The Company’s Exchangeable Shares are only held by Canadian residents.

As far as is known to the Company, CryptoLogic is not directly or indirectly owned or controlled by another corporation, by another foreign government or by any other natural or legal person severally or jointly.

B. RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company engages the services of Stikeman Keeley Spiegel Pasternack LLP, a law firm in which Robert Stikeman (Chairman of the Board of Directors) is a partner. Fees paid to this firm were $0.9 million in 2007 (2006: $0.6 million; 2005: $0.6 million). At December 31, 2007, there was $0.09 million in fees outstanding.

The Company also paid $0.3 million in fees to Stamford Law Corporation, a law firm in which Wai Ming Yap (a member of the Board of Directors) is a partner. As at December 31, 2007, there were no amounts outstanding. There were no comparable amounts paid or outstanding for the years ended December 31, 2006 and 2005 to this law firm.

In 2006, the Company purchased software from a company in which Andy Goetsch (a former officer of the Company) had a personal interest. Payments to Mr. Goetsch in 2006, relating to this transaction, amounted to $0.04 million (2005: $0.15 million). There were no such payments in 2007.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 – Financial Statements.

Legal Proceedings

As at May 12, 2008 the Company and its subsidiaries are not involved nor have they been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which the Company or its subsidiaries are aware) which may have, or have had in the past 12 months a significant effect on our financial position or profitability.

Given the nature of the business environment in which we operate and the relative strength of our financial position, third parties have threatened to issue legal proceedings against the Company based on alleged infringement of patents, trademark, copyright and/or other intellectual property rights. None of these threats has as yet resulted in legal proceedings, although there can be no assurance that the assertion of such claims will not result in litigation or that the Company would prevail in any such litigation. An adverse determination in litigation proceedings could subject the Company to significant liabilities to third parties. Although patent and intellectual property disputes are often settled through licensing or similar arrangements, the costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, the necessary licenses may not be available to the Company on satisfactory terms, if at all.

The Company closely monitors the progress of all threatened litigation and, where the Board of Directors consider it appropriate, makes the appropriate provisions and reserves in its financial statements for litigation contingencies that are likely to result in material exposure and the amount is quantifiable.

Dividends

On September 10, 2003, the Board of Directors declared the Company’s first quarterly dividend of $0.03 per Common Share (annual rate of $0.12), paid on November 24, 2003. On November 4, 2004, the Board approved an increase in our quarterly dividend to $0.05 per Common Share (annual rate of $0.20). On November 1, 2005, the quarterly rate was increased to $0.07 per Common Share (annual rate of $0.28). On May 9, 2006, the Company announced a subsequent increase to $0.12 per Common Share per quarter (annual rate of $0.48). On February 14, 2007, a quarterly dividend of $0.12 per Common Share was announced, the same rate as the prior four quarters and for the remaining quarters of 2007. The holders of Exchangeable Shares and Common Shares participate equally in voting and dividends. Each future dividend will be subject to Board approval based on the Company’s financial results.

Significant Changes

There have been no significant changes since December 31, 2007.

ITEM 9. THE OFFER AND LISTING

The following table sets forth, for the periods indicated, the range of the high and low prices of our Common Shares as reported by the Toronto Stock Exchange (symbol: CRY), NASDAQ Global Select Market (symbol: CRYP) and the Main Market of the London Stock Exchange (symbol: CRP):

	Toronto Stock Exchange (C$)		NASDAQ (US$)		London Stock Exchange (British pence)
	High	Low	High	Low	High	Low
Fiscal Year Ended December 31, 2007	34.81	17.00	31.20	17.26	1,520.00	893.50
Fiscal Year Ended December 31, 2006	33.09	17.06	29.20	15.24	1,625.00	872.50
Fiscal Year Ended December 31, 2005	45.88	17.60	36.81	14.84	1,960.00	852.50
Fiscal Year Ended December 31, 2004	30.00	15.25	25.49	11.80	1,275.00	670.00
Fiscal Year Ended December 31, 2003	17.50	5.76	13.25	3.71	770.00	547.50

Fiscal Year Ended December 31, 2007
First Quarter	33.60	25.55	28.63	21.50	1,427.50	1,142.50
Second Quarter	34.81	24.86	31.20	23.05	1,520.00	1,190.00
Third Quarter	26.03	19.51	24.70	18.47	1,219.00	921.00
Fourth Quarter	20.75	17.00	21.14	17.26	1,010.00	893.50

Fiscal Year Ended December 31, 2006
First Quarter	30.43	22.32	26.79	19.31	1,505.00	1,120.00
Second Quarter	33.09	25.10	29.20	22.63	1,625.00	1,252.00
Third Quarter	30.45	20.67	27.25	18.21	1,385.00	1,025.00
Fourth Quarter	27.72	17.06	23.83	15.24	1,167.50	872.50

October 2007	20.58	18.24	21.14	19.26	1,010.00	965.00
November 2007	20.45	17.13	21.00	18.26	1002.00	903.50
December 2007	20.75	17.00	20.24	17.26	955.50	893.50
January 2008	18.00	15.21	17.95	14.81	922.50	804.50
February 2008	18.00	16.01	18.19	15.95	909.00	805.00
March 2008	17.78	14.07	17.50	14.20	860.00	721.50
April 2008	20.37	16.04	20.17	15.73	1048.00	792.00

The following table sets forth, for the periods indicated, the range of the high and low prices of our Exchangeable Shares as reported by the Toronto Stock Exchange (symbol: CXY):

	Toronto Stock Exchange(1) (C$)
	High	Low
Fiscal Year Ended December 31, 2007	27.40	17.40

Fiscal Year Ended December 31, 2007
First Quarter	--	--
Second Quarter	27.40	25.00
Third Quarter	26.00	20.65
Fourth Quarter	22.70	17.40

October 2007	22.70	18.04
November 2007	20.00	17.40
December 2007	21.00	19.50
January 2008	20.50	15.50
February 2008	18.90	16.27
March 2008	18.80	16.20
April 2008	21.00	16.40
(1)	The Company’s Exchangeable Shares have been listed for trading on the Toronto Stock Exchange since June 1, 2007.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following statements are subject to the detailed provisions of our Memorandum of Association and Articles of Association (the “Articles”). These statements do not purport to be complete and, while we believe the descriptions of the material provisions of the Articles contained in this report will be accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the Articles to which reference is hereby made for a full description of such provisions. A copy of the Company’s Memorandum of Association and Articles of Association are incorporated herein by reference to Exhibits 1.1 and 1.2 to this annual report.

Objects and Purpose

1.            On April 13, 2007, CryptoLogic Limited was incorporated under the laws of Guernsey with registered number 46770, but with its corporate headquarters in Dublin, Ireland where it operates and is resident for tax purposes. The Company’s registered office is located at 1 Le Marchant Street, St. Peter Port, Guernsey, Channel Islands, GY1 4HP. The Company’s head office is located at Alexandra House, The Sweepstakes, Ballsbridge, Dublin 4, Ireland.

The memorandum of association provides that the Company’s objects are,inter alia, to carry on business as a general commercial company. The objects of the Company are set out in full in clause 3 of the Company’s Memorandum.

Directors and Powers

2.            The Company’s Articles specify a maximum number of ten directors. A director shall continue in office until his successor is elected at the next shareholders’ meeting. Incumbent directors, if qualified, shall be eligible for re-election. Subject to the Articles or any unanimous shareholders agreement, the board may fix the remuneration of the directors. Such remuneration shall be in addition to any salary or professional fees payable to a director who services the Company in any other capacity. In addition, directors shall be paid sums in respect of their out-of-pocket expenses incurred in attending board, committee or shareholders’ meetings or otherwise in respect of the performance by them of their duties as the board may from time to time determine.

Directors are charged with managing the officers of the Company.

Every director of the Company who is a party to a material contract or proposed material contract with the Company, or is a director or has a material interest in any corporation which is party to a material contract or proposed material contract with the Company shall disclose in writing to the Company or request to have entered in the minutes of the meeting of directors the nature and extent of his interest. A director may vote in respect of any contract or arrangement in which he has a material interest.

Directors of the Company do not have to retire under an age limit requirement and are not required to own shares of the company in order to serve as directors. Directors’ borrowing powers are not generally restricted where the borrowing is in the Company’s best interests.

Rights and Privileges of Common Shares

3.             Our Articles provide that our authorized share capital is an unlimited number of Common Shares at no par value and one special voting share. Every shareholder is entitled to one vote for each share held on all matters submitted to shareholder meetings, including the election and removal of directors. The Board may from time to time declare, and the Company may pay a dividend to shareholders on its outstanding shares according to their respective rights in the Company. All dividends unclaimed for a period of six years after having been declared shall be forfeited and shall revert to the Company. All questions proposed for the consideration of the shareholders at a meeting, including all elections for directors, shall be decided by majority vote, except as otherwise required by the Act. Holders of Exchangeable Shares are entitled to vote through the special voting share, a voting trust arrangement established under the Arrangement as described on page 1 of this annual report.

4.            A special resolution (requiring a three-fourth majority) is required to amend our Articles in such circumstances as to change any maximum number of shares that we are authorized to issue, to create new classes of shares, to change the designation of all or any of our shares and add, change or remove any rights privileges, restrictions and conditions including rights to accrued dividends, in respect of all or any of our shares, whether issued or unissued.

5.             The conditions governing the manner in which annual general meetings and special meetings of shareholders are convoked are contained in Articles 15-19:

Annual Shareholders' Meeting

The annual meeting of shareholders of the Company shall be held at such time and on such day each year as the board may from time to time determine, for the purpose of receiving the reports and statements to be laid before the annual meeting, electing directors, appointing auditors, and for the transaction of such other business as may properly be brought before the meeting.

Special Shareholders' Meeting

The board may at any time call a special meeting of shareholders for the transaction of any business, which may properly be brought before such meeting of shareholders.

All business transacted at an annual meeting of shareholders, except consideration of financial statements, auditor's report, election of directors and reappointment of the incumbent auditor, is deemed to be special business.

Quorum

The holders of not less than 25% of the shares entitled to vote at a meeting of shareholders present in person or by proxy constitutes a quorum for the transaction of business at any meeting of shareholders.

Votes of Shareholders

At any meeting of shareholders, unless the Articles otherwise provide, each share of the Company entitles the holder thereof to one vote at a meeting of shareholders, and the special voting share authorizes additional votes on the basis of one additional vote for each Exchangeable Share held other than by the Company or its affiliates.

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

6.           There are no limitations on the rights to own our securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities imposed by foreign law or under the Company’s Articles.

7.           There are no provisions in the Company’s Articles that would have an effect of delaying, deferring, or preventing a change in control of the Company.

C. MATERIAL CONTRACTS

In January 2007, we acquired the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room, for $11.8 million. The purchase included all rights to the Parbet brand name, associated domain names such as Parbet.com, customer lists, databases and players' cash on deposit.

On June 1, 2007, in order to advance its global strategy, the Company moved its headquarters from Canada to the Republic of Ireland by introducing a new parent company, CryptoLogic Limited, a company incorporated in Guernsey with its place of business in Dublin, Ireland. This business reorganization was implemented by way of an Ontario, Canada Superior Court of Justice court approved Arrangement and approved by the shareholders on May 24, 2007. CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., which through the Arrangement became an indirect subsidiary of CryptoLogic Limited (refer to page 1 of this annual report for further information regarding the Arrangement).

In August 2007, we acquired Casino.co.uk, a popular gaming portal with U.K. and European users, for $6.1 million. Additional consideration of up to $1.3 million may be payable if certain performance criteria are met.

In August 2007, we acquired a 19.4% minority interest in 568 Network Inc., a developer and distributor of online casual games in the Chinese market, for $1.1 million. In January 2008, we made a further investment in 568 Network Inc. by way of a $0.25 million convertible note. Under the terms of the agreement, we are required to make additional investments of up to $0.35 million should 568 Network Inc. achieve certain financial targets. We have an option to increase our interest in 568 Network Inc. to a controlling interest in the future.

In November 2007, we acquired a 12.7% minority interest in Mikoishi Studios Inc., one of Asia’s best known game development and design companies, for $4.3 million. Unless specified performance criteria are not met, the Company is required to increase its ownership position with additional cash investments up to $4.0 million.

Brian Hadfield, President and CEO of the Company, entered into an employment agreement with the Company dated as of February 27, 2008 to become President and CEO for an indefinite term, at a base salary of

£360,000 per annum with an entitlement to six months’ payment upon termination without cause and six months in the event of a change of control of the Company.

In May 2008, we acquired an 11.1% interest in Jingle, a leading supplier of online mah-jong games, for $0.9 million. In exchange for the cash consideration, we received preference shares, which rank pari passu to the common shares with respect to all dividends and voting rights. Under the terms of the agreement, the Company is required to make additional investments in Jingle of up to $1.5 million should Jingle achieve certain financial targets. In addition, under the terms of the agreement, the Company is required to pay up to approximately $1.0 million without receipt of additional equity as a contingent acquisition price increase should Jingle achieve certain performance milestones.

D. EXCHANGE CONTROLS

Not applicable.

E. TAXATION

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder of shares of the Company. This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Ownership of CryptoLogic Shares

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of CryptoLogic shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of CryptoLogic shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between the Government of the United States and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed at Dublin on July 28, 1997 as amended ("the Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this annual report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of CryptoLogic shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of CryptoLogic shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of CryptoLogic shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own CryptoLogic Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired CryptoLogic shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold
57

CryptoLogic shares other than as a capital asset within the meaning of Section 1221 of the Code, (i) U.S. Holders that own (directly, indirectly, or by a attribution) 10% or more of the total combined voting power of the outstanding shares of CryptoLogic or (j) U.S. Holders that are expatriates or former long-term residents of the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds CryptoLogic shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of CryptoLogic shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares.

Distributions on CryptoLogic Shares, Tax Consequences of Distributions in General

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the CryptoLogic shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Irish income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of CryptoLogic, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of CryptoLogic, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the CryptoLogic shares and thereafter as gain from the sale or exchange of such CryptoLogic shares. (See “Disposition of CryptoLogic Shares” below). Dividends received on the CryptoLogic shares generally will not be eligible for the “dividends received deductions.”

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by CryptoLogic generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) CryptoLogic is a “qualified foreign corporation” (as defined below); (b) the U.S. Holder receiving such dividend is an individual, estate, or trust; and (c) such dividend is paid on CryptoLogic shares that have been held by such U.S. Holder for at least 61 days during the one hundred and twenty-one (121) day period beginning sixty (60) days before the ex-dividend date.

CryptoLogic generally will be a “qualified foreign corporation” under Section 1(h)(11) of the U.S. Code (a “QFC”) if CryptoLogic is eligible for the benefits of the U.S.-Ireland Income Tax Treaty or, if not, the CryptoLogic shares are readily tradable on an established securities market in the U.S. However, even if CryptoLogic satisfies one or more of such requirements, CryptoLogic will not be treated as a QFC if CryptoLogic is a PFIC for the taxable year during which CryptoLogic pays a dividend or for the preceding taxable year.

As discussed below, CryptoLogic does not believe that it was a PFIC for the previous taxable year, and does not expect that it will be a PFIC for the current taxable year. (See “Passive Foreign Investment Company” below). However, there can be no assurance that the IRS will not challenge the determination made by CryptoLogic concerning its PFIC status or that CryptoLogic will not be a PFIC for the current taxable year or any subsequent taxable year.

If CryptoLogic is not a QFC, a dividend paid by CryptoLogic to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Distributions Paid in Foreign Currency

The taxable amount of a distribution received on the CryptoLogic shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on any subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of CryptoLogic Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of CryptoLogic shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received; and (b) such U.S. Holder’s adjusted tax basis in the CryptoLogic shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the CryptoLogic shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Irish income tax with respect to dividends received on the CryptoLogic shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Irish income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. In addition, this limitation is calculated
59

separately with respect to “passive category income” and “general category income”. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of CryptoLogic shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules unless the gain is subject to tax in Ireland and is resourced as “foreign source” under the Convention and such U.S. Person elects to treat such gain or loss as “foreign source”. Dividends received on the CryptoLogic shares generally will be treated as “foreign source” and generally will be categorized as “passive category income”. Income or loss on the sale or other taxable disposition of foreign currency will be U.S. source. The foreign tax credit rules are complicated, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Passive Foreign Investment Company

The foregoing discussion assumes that CryptoLogic was not a PFIC for any taxable year during which a U.S. Holder held CryptoLogic shares.

A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes); or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation’s income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock.

For purposes of the PFIC income test and asset test described above, if a corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, it will be treated as if it (a) holds a proportionate share of the assets of such other foreign corporation and (b) receives directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by a corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Additionally, if a non-U.S. corporation is a PFIC and if one or more of its non-U.S. corporate subsidiaries were treated as a PFIC ("lower-tier PFICs"), U.S. Holders of shares of such corporation would be considered to own, and also would be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if the holder directly held the shares of such lower-tier PFIC regardless of the percentage of their ownership in the corporation. In such circumstances a U.S. Holder of common shares could elect an alternative taxation regime in respect of its indirect ownership interest in a lower-tier PFIC, subject to certain conditions as discussed below.

Consequences if CryptoLogic Classified as a PFIC

CryptoLogic believes that it was not a PFIC for its taxable year ending December 31, 2007, based on current financial projections and business plans, does not expect that it will be a PFIC for its taxable year ending December 31, 2008 or in future years. Whether CryptoLogic will be considered a PFIC for
60

any taxable year will depend on the assets and income of CryptoLogic over the course of such taxable year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. The determination of whether CryptoLogic will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that CryptoLogic has not been and will not become a PFIC during any taxable year in which U.S. Holders held CryptoLogic shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of CryptoLogic under the PFIC rules.

Whether CryptoLogic will be considered a PFIC for its current taxable year or for any subsequent taxable year, will depend on the assets and income of CryptoLogic over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this annual report. Accordingly, there can be no assurance that CryptoLogic will not be considered a PFIC for the taxable year that includes the day after this publication or for any subsequent taxable year. CryptoLogic expects that CryptoLogic will not meet the definition of a PFIC for the taxable year that includes the date of this annual report or any future taxable year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that CryptoLogic will not be or become a PFIC for any taxable year during which U.S. Holders hold CryptoLogic shares.

If CryptoLogic is or has been classified as a PFIC for any taxable year during which a U.S. Holder holds or has held CryptoLogic shares, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of CryptoLogic shares will depend on whether such U.S. Holder makes an election to treat CryptoLogic as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of CryptoLogic shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the CryptoLogic shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the CryptoLogic shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the CryptoLogic shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of CryptoLogic, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of CryptoLogic, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which CryptoLogic is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by CryptoLogic.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the CryptoLogic shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which CryptoLogic is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the

CryptoLogic shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such CryptoLogic shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the CryptoLogic shares over (b) the fair market value of such CryptoLogic shares as of the close of such taxable year.

                          U.S. Holders should be aware that, in the event that CryptoLogic is or becomes a PFIC, there can be no assurance that CryptoLogic will supply U.S. Holders with the information and statements that such U.S. Holders require to make a the QEF election discussed above.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares.

Backup Withholding Tax and Information Reporting Requirements

Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of dividends made on CryptoLogic shares, or the proceeds of the sale or other disposition of the CryptoLogic shares or the CryptoLogic shares that are made within the U.S. or through certain U.S. related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the current rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

IRISH INCOME TAX CONSIDERATIONS

General

The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland regarding the Irish taxation of dividends as applicable to U.S. and Canadian residents. It is based on existing Irish tax legislation, court decisions, the current practice of the Revenue Commissioners in Ireland and the respective double taxation agreements between Ireland and the U.S. and Ireland and Canada. This summary is not exhaustive and does not purport to deal with the Irish taxation of dividends for all categories of U.S. and Canadian resident investors, some of which may be subject to special rules such as dealers in securities.

All shareholders should seek independent advice on the tax implications arising in their own particular situations as to the taxation consequences relevant to them. Each shareholder should also understand that future legislative, administrative and judicial changes could modify the tax consequences described below, possibly with retroactive effect.

The following summary is also prepared on the basis that CryptoLogic, which is Guernsey incorporated, is tax resident in Ireland by virtue of its central management and control being situated in Ireland. However, this summary does not constitute confirmation that CryptoLogic will be solely tax resident in Ireland.

Irish Taxation of Dividends for U.S. and Canadian Residents

The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland regarding the Irish taxation of dividends as applicable to U.S. and Canadian residents. It is based on existing Irish tax legislation, court decisions, the current practice of the Revenue Commissioners in Ireland and the respective double taxation agreements between Ireland and the U.S. and Ireland and Canada. This summary is not exhaustive and does not purport to deal with the Irish taxation of dividends for all categories of U.S. and Canadian resident investors, some of which may be subject to special rules such as dealers in securities.

All shareholders should seek independent advice on the tax implications arising in their own particular situations as to the taxation consequences relevant to them. Each shareholder should also understand that future legislative, administrative and judicial changes could modify the tax consequences described below, possibly with retroactive effect.

The following summary is also prepared on the basis that CryptoLogic, which is Guernsey incorporated, is tax resident in Ireland by virtue of its central management and control being situated in Ireland. However, this summary does not constitute confirmation that CryptoLogic will be solely tax resident in Ireland.

Withholding Tax

All dividends paid by CryptoLogic, other than dividends paid entirely out of exempt patent income (this exemption is subject to specific conditions), will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has a double tax treaty, which includes the U.S. and Canada, or in a member state of the EU, other than Ireland (together a “Relevant Territory”), will be exempt from withholding tax provided he or she makes the requisite declaration.

Non-Irish resident corporate shareholders that:

•	are ultimately controlled by residents of a Relevant Territory;
•	are resident in a Relevant Territory and are not controlled by Irish residents;
•	have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges; or
•	are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges;

will be exempt from withholding tax on the production of the appropriate certificates and declarations except in those circumstances where the shares are held in bare trust on behalf of the beneficial owner. In these latter circumstances, it may be possible to avoid the withholding tax with the prior approval of the Irish tax authorities if the beneficial owner is resident in a Relevant Territory and not under the control of Irish residents.

Income Tax

Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income. This liability is limited to tax at the standard rate and therefore, where withholding tax has been deducted, this will satisfy the tax liability.

However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is:

•	an individual resident in the U.S. or Canada (or any other country with which Ireland has concluded a double taxation treaty);

•	a corporation that is ultimately controlled by persons resident in the U.S. or Canada (or any other country with which Ireland has concluded a double taxation treaty);

•	a corporation whose principal class of shares (or its 75% of greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty;

•	a corporation resident in another EU member state or in a country with which Ireland has concluded a double taxation treaty, which is not controlled directly or indirectly by Irish residents; or

•	a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty.

U.S. or Canadian Shareholders that do not fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the relevant treaty.

Irish Capital Gains Tax for U.S. and Canadian Residents

CryptoLogic shares constitute chargeable assets for Irish capital gains tax purposes and, accordingly, Shareholders who are resident or ordinarily resident in Ireland, depending on their circumstances, may be liable to Irish tax on capital gains on a disposal of CryptoLogic shares. A Shareholder who is neither resident nor ordinarily resident in Ireland should not be liable to Irish capital gains tax on a disposal of CryptoLogic shares unless the CryptoLogic shares (i) are or were held for the purposes of a trade carried on by the shareholder in Ireland; or (ii) derive the greater part of their value from Irish land or exploration rights and are unquoted.

There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax. This treatment will apply to Irish domiciled individuals:

•	who cease to be an Irish resident;

•	who own the shares when they cease to be a resident;

•	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

•	who dispose of an interest in a company during this temporary non-residence; and

•	the interest disposed of represents 5% or greater of the share capital of the company or exceeds €500,000 in value.

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 20% of the taxable gain.

Irish Stamp Duty for U.S. and Canadian Residents

On the basis that CryptoLogic, which is a Guernsey incorporated company, also has its registered office and maintains its share register in Guernsey, the ordinary shares of CryptoLogic should not be considered Irish property and therefore no Irish stamp duty should apply on their transfer unless:

(i)	the transfer of such shares is executed in Ireland; or

(ii)	the transfer relates to a matter or thing done or to be done in Ireland.

Even if the above circumstances i) and ii) apply, there is an exemption currently applied in practice by the Irish Revenue Commissioners to the effect that no Irish stamp duty should arise on the transfer of shares in non-Irish registered companies provided the transfer of shares is not related to immoveable property in Ireland or related to shares of a company which is registered in Ireland.

Irish stamp duty is payable on transfers of ordinary shares of Irish registered companies (other than between spouses) wherever a document of transfer is executed. Where such transfers are attributable to a sale, stamp duty will be charged at a rate of one per cent., rounded to the nearest Euro. The stamp duty is calculated on the amount or value of the consideration (i.e. purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares. Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing on the date of the transfer.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and surcharges.

Irish Capital Acquisitions Tax for U.S. and Canadian Residents

Irish capital acquisitions tax (‘‘CAT’’) comprises principally of gift tax and inheritance tax.

CryptoLogic shares should not be regarded as property situated in Ireland for CAT purposes on the basis the share register of CryptoLogic is not is held in Ireland. However, CAT could apply to a gift or inheritance of Ordinary Shares if the donor or person who receives the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance. The person who receives the gift or inheritance is primarily liable for CAT but in some circumstances the donor is secondarily liable.

CAT is levied at a rate of 20% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon: (1) the relationship between the donor and the donee; and (2) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Any documents referred to in this annual report may be inspected at the Company’s office located at 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada M4V 2Y7, or the Company’s head office located at Alexandra House, The Sweepstakes, Ballsbridge, Dublin 4, during normal business hours. In addition, the Company’s Securities and Exchange Commission (“SEC”) filings are available on the SEC’s website at www.sec.gov.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We operate in a number of foreign jurisdictions, generate revenues and incur expenses in the currencies of these jurisdictions (U.S. Dollars, British Pounds, Euros, and Canadian Dollars).  Our financial results are reported in U.S. currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British Pounds, Euros, and Canadian Dollars.

Monetary items denominated in currencies other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items and related amortization are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenue and expenses other than amortization are translated at rates in effect at the time of the transactions.  Foreign exchange gains and losses are included in the consolidated statements of earnings.

We have performed sensitivity analyses as of December 31, 2007 using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant. The analyses cover all of our foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates we used were based on market rates in effect at December 31, 2007. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would have caused an increase in the expenses by approximately $2.0 million.

The Company believes its exposure to foreign exchange risk is to a large degree naturally hedged.  The Company may engage from time to time in currency hedging, although no hedging has been done in 2007, 2006 and 2005.

We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Interest Rate Risk

Financial instruments that potentially expose the Company to a concentration of credit risk, interest rate and foreign exchange risk consist principally of cash and cash equivalents and short-term investments and user funds on deposit.  The Company manages credit risk by investing in cash equivalents and short-term investments rated as A and R1 or above.  Our cash and cash equivalents are primarily held in U.S. dollars, British Pounds and Euros.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the short-term nature of the investments.

The weighted average effective interest rate on short-term investments as at December 31, 2007 is 5.03% (2006 - 5.30%; 2005 - 4.20%).

A hypothetical 10% adverse movement in our interest rate yield earned on net cash and user funds on deposit during the year ended December 31, 2007 would have decreased interest income by approximately $0.6 million.

The related interest income or expense and gains and losses for financial assets classified as held-for-trading are included as interest income in the accompanying consolidated statements of earnings.  Interest income or expense relating to loans and receivables and other financial liabilities are included in operating expenses in the accompanying consolidated statements of earnings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of

CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic Limited. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of the Common Shares. The holders of Exchangeable Shares and Common Shares participate equally in voting and dividends. No additional shares of CEC have been or will be issued. CryptoLogic Limited’s Common Shares trade on the NASDAQ Global Select Market (symbol: CRYP), Toronto Stock Exchange (symbol: CRY), and the London Stock Exchange’s Main Market (symbol: CRP). CEC Exchangeable Shares trade on the Toronto Stock Exchange (symbol: CXY). Further information regarding the Arrangement is contained in the Management Information Circular dated April 23, 2007, which is incorporated herein by reference to Exhibit 4.1 to Form 6-K filed by the Company with the SEC on April 30, 2007.

PART III

ITEM 15. CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer of the Company, after evaluating the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this annual report, have concluded that the Company’s disclosure controls and procedures as of December 31, 2007 are ineffective because we identified a material weakness in our internal control over financial reporting as described below.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and reconciled to U.S. GAAP. It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the effectiveness of internal control over financial reporting as at December 31, 2007. Management based its assessment on criteria established in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as of December 31, 2007, internal control over financial reporting was not effective as a result of the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of the our internal control over financial reporting referred to above, management has identified the following material weaknesses in the Company’s internal control over financial reporting as of December 31, 2007:

1)

The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of GAAP commensurate with the Company’s complexity and its financial accounting and reporting requirements. This control deficiency is pervasive in nature and specifically resulted in the Company recording material adjustments in connection with the application of Canadian Institute of Chartered Accountants (“CICA”) Handbook (“HB”) Section 3465, “Accounting for Income Taxes” to the future income taxes, income taxes payable, and income tax expense lines, including the future tax impact of intangible assets arising from the purchase of such assets and a business combination, in the December 31, 2007 consolidated financial statements. This control deficiency also resulted in material adjustments to the December 31, 2007 preliminary consolidated financial statements in connection with the recording of a contingent liability and the application of CICA HB Section 3855, “Financial Instruments – Recognition and Measurement”, where certain embedded derivatives were not recorded. Further, there is a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

2)

The Company’s control activities and oversight and review procedures designed to monitor the effectiveness of control activities of a foreign location were ineffective. Specifically, as a result of this control deficiency the Company recorded material adjustments in accrued liabilities, operating expenses, capital assets and depreciation expense in our preliminary 2007 consolidated financial statements. The identified errors were corrected prior to the finalization of those financial statements. Further, there is a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

3)

The Company did not design procedures to ensure detailed reviews and verification of inputs related to the analysis of accounts or transactions and schedules supporting financial statement amounts and notes. Specifically, this control deficiency, which is pervasive in nature, contributed to the actual misstatements identified above and various immaterial adjustments to the preliminary notes and to earnings per share and minority interest. Further, there is a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

Our independent registered public accounting firm, KPMG LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in its report, which appears on page F-3 of this annual report.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the year ended December 31, 2007 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

Subsequent to December 31, 2007, the Chief Executive Officer was replaced by Brian Hadfield, an existing member of our Board of Directors.

Furthermore, management has begun to address the material weaknesses discussed above.

The relocation of the Company’s head office to Dublin, Ireland was carried out to allow senior management to be closer to customers and major markets and to simplify the structure of the Company where possible.  During this process, retention of key financial staff in Toronto has been difficult.  In addition, the Company relocated the gaming servers owned by its licensees to a new jurisdiction for the first time, which was a major undertaking for the Company.  These facts, along with significant movements in the exchange rates against the U.S. dollar, specifically the U.S. dollar and Canadian Dollar, during the year, contributed to weaknesses in the tax calculation process in various jurisdictions.

The Company has hired a Director of Income Tax, a new Financial Controller as well as other personnel with an appropriate level of technical accounting knowledge and experience in the application of GAAP to manage the process of centralizing accounting functions in Dublin, and has taken steps to simplify its intercompany structure to ensure that these material weaknesses will not recur.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Thomas Byrne and Stephen Freedhoff are members of the Audit Committee of the Company’s Board of Directors, who both qualify as an “audit committee financial expert” based on their education and experience. Both Messrs. Byrne and Freedhoff are independent, as that term is defined by the NASDAQ listing standards applicable to our Company.

The SEC has indicated that the designation of Messrs. Byrne and Freedhoff as an audit committee financial expert does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee. Descriptions of Messrs. Byrne and Freedhoff’s business experience are incorporated herein by reference to page 39 of this annual report.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a Code of Ethics applicable to our Chief Executive Officer, our Company’s principal executive officer, and the Chief Financial Officer, our Company’s principal financial and accounting officer, and employees, with the goal of promoting the highest moral, legal and ethical standards and conduct within our Company. A copy of the Code of Ethics is incorporated herein by reference to Exhibit 4.10 of this annual report

Copies of this Code of Ethics are available without charge upon request by contacting the Company’s investor relations department: by mail at our office, 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7; by telephone at 416-545-1455; or by email at investor.relations@cryptologic.com. The Code of Ethics is also posted on the Company’s web site at www.cryptologic.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee has reviewed the nature and amount of the non-audit services provided to the Company by KPMG LLP to ensure auditor independence. Fees paid to KPMG LLP for audit and non-audit services in the last two fiscal years are outlined in the following table:

Years ended December 31, (In thousands of U.S. dollars)	2007	2006
Audit Fees	$1,174	$505
Audit-Related Fees	--	$109
Tax Fees	$1,818	$372
All Other Fees	$53	$34
Total:	$3,045	$1,020

Audit Fees

Audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and subsidiary companies, the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities and review of documents filed with U.S., Canadian and U.K. securities regulatory authorities including documents relating to the Company’s reorganization to Ireland.

Audit-Related Fees

Audit-related fees were for advisory services related to Sarbanes-Oxley (Section 404).

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, expatriate advisory services as well as advisory services relating to the Company’s reorganization to Ireland, federal, provincial and international tax compliance for customs and duties, and regarding common forms of domestic and international taxation (i.e. income tax, VAT, GST and excise taxes).

All Other Fees

Other fees were for services other than audit fees, audit-related fees and tax fees as described above. These services included probity checks of employees and licensees.

Pre-Approval Policies and Procedures

The Company’s Audit Committee has direct communications channels with internal personnel responsible for financial statement preparation and with external auditors, and has concluded that the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives guidance to the Company’s management as to the specific types of services that have been pre-approved. The Company’s senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. For the year ended December 31, 2007, none of the audit, tax and other fees described above were an exception to the Audit Committee’s pre-approval policy.
71

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

The following financial statements and schedule, together with the reports of KPMG LLP thereon, are filed as part of this annual report:

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Association of CryptoLogic Limited
1.2	Articles of Association of CryptoLogic Limited
4.1	Management Information Circular dated April 23, 2007(1)
4.2	2002 Stock Option Plan(2)
4.3	Long-Term Incentive Plan
4.4	Employee Share Purchase Plan
4.5	Agreement dated January 8, 2007 between Parbet.com Ltd, Atletico Nordic B.V., WagerLogic Limited and CryptoLogic Inc.
4.6	Agreement dated June 13, 2007 between 568 Network Inc. and CryptoLogic (Asia Pacific) Pte Ltd.
4.7	Agreement dated August 22, 2007 between Media Corporation PLC, Xworks (UK) Limited, Jason Drummond, Justin Drummond and Gaming Portals Limited to acquire Casino.co.uk
4.8	Agreement dated November 5, 2007 between Mikoishi (Asia Pacific) Pte Ltd. and CryptoLogic (Asia Pacific) Pte Ltd.
4.9	Office Lease Agreements for Toronto, Canada
4.10	Code of Ethics
4.11	Employment Agreement dated February 27, 2008 between CryptoLogic Limited and Brian Hadfield
4.12	Employment Agreements dated June 1, 2007 between CryptoLogic Limited and Stephen Taylor – Dublin
4.13	Employment Agreements dated June 1, 2007 between CryptoLogic Limited and Stephen Taylor – Toronto
4.14	Employment Agreement dated June 1, 2007 between Westbury Marketing and Stephen Taylor
4.15	Consulting Agreement dated June 1, 2007 between CryptoLogic Limited and Westbury Marketing Ltd.
4.16	Consulting Agreement dated June 1, 2007 between Game Pack and Westbury Marketing Ltd.
4.17	Agreement dated May 9, 2008 between Jingle Prize, Inc. and Cryptologic (Asia Pacific) Pte Ltd.
8.1	List of Subsidiaries of the Company
12.1	Certification of the President and Chief Executive Officer of CryptoLogic Limited pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of CryptoLogic Limited pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of CryptoLogic Limited pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of CryptoLogic Limited pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(1)	Incorporated by reference to Exhibit 4.1 to the Company’s Form 6-K filed with the SEC on April 30, 2007.
(2)	Incorporated by reference to Exhibit 4.2 to the Company’s Form 20-F filed with the SEC on June 13, 2003.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts Receivable Allowance for Doubtful Accounts
Years ended December 31(In US$)

	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of Recoveries	Balance at End of Year
2005	10,054		(10,054)	--
2006	--	(11,049)		11,049
2007	11,049		(50)	10,999

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRYPTOLOGIC LIMITED

By	/s/ Brian Hadfield
Brian Hadfield
President and Chief Executive Officer

Date:	May 20, 2008

Consolidated Financial Statements

(In U.S. dollars)

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Years ended December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CryptoLogic Limited

We have audited the accompanying consolidated balance sheets of CryptoLogic Limited (the "Company") (formerly CryptoLogic Inc.) and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of earnings and comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule II. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles. Also in our opinion, the related financial statement schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents, fairly, in all material respects, the information set forth therein.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.

As discussed in note 1(e) to the financial statements, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants’ Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3251, Equity on January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 17, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 17, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of CryptoLogic Limited

We have audited CryptoLogic Limited's (the "Company") (formerly CryptoLogic Inc.) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

(1) The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of generally acceptable accounting principles (“GAAP”) commensurate with the Company’s complexity and its financial accounting and reporting requirements.

(2) The Company’s control activities and oversight and review procedures designed to monitor the effectiveness of control activities of a foreign location were ineffective.

(3) The Company did not design procedures to ensure detailed reviews and verification of inputs related to the analysis of accounts or transactions and schedules supporting financial statement amounts and notes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of earnings and comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated March 17, 2008 which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 17, 2008

CryptoLogic limited

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Balance Sheets

(In thousands of U.S. dollars)

December 31, 2007 and 2006

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$55,428	$76,940
Restricted cash (note 2)	20,576	–
Security deposits (note 2)	1,500	1,500
Short-term investments	–	50,000
Accounts receivable and other	11,357	8,251
Prepaid expenses	8,312	7,027

	97,173	143,718
User funds on deposit (note 3)	22,317	20,872
Capital assets (note 4)	25,802	18,106
Long-term investments (note 5)	5,326	–
Intangible assets, net of accumulated amortization of
$1,629 (2006 - $424) (note 6)	14,724	48
Goodwill (note 6)	5,291	1,776

	$170,633	$184,520

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$24,154	$47,766
Income taxes payable	4,820	2,165

	28,974	49,931
User funds held on deposit (note 3)	22,317	20,872
Future income taxes (note 14)	345	2,133

	51,636	72,936
Minority interest (note 8)	9,691	–
Shareholders' equity:
Share capital (note 9)	33,407	29,096
Stock options (note 10)	5,044	3,631
Retained earnings	70,855	78,857

	109,306	111,584
Commitments and contingencies (note 11)
Canadian and United States accounting policy differences (note 19)
Subsequent events (note 20)

	$170,633	$184,520

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Robert H. Stikeman	Director, Chairman
/s/ Brian Hadfield	Director

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of Earnings and Comprehensive Income

(In thousands of U.S. dollars, except per share disclosure)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Revenue (note 18)	$73,659	$104,022	$86,307

Expenses:
Operating	49,436	64,685	52,658
General and administrative	10,166	7,907	7,642
Reorganization (note 13)	5,666	3,700	–
Software development	–	–	3,287
Finance	550	554	417
Amortization	6,566	4,777	3,894

	72,384	81,623	67,898

Earnings before the undernoted	1,275	22,399	18,409
Interest income	6,217	7,092	3,627

Earnings before income taxes and
minority interest	7,492	29,491	22,036

Income taxes (recovery) (note 14):
Current	4,056	4,957	935
Future	(3,063)	(278)	571

	993	4,679	1,506

Earnings before minority interest	6,499	24,812	20,530
Minority interest (note 8)	971	–	–

Net earnings and comprehensive income	$5,528	$24,812	$20,530

Earnings per common share (note 12):
Basic	$0.47	$1.83	$1.51
Diluted	0.47	1.81	1.46

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of Retained Earnings

(In thousands of U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Retained earnings, beginning of year	$78,857	$59,891	$50,593
Net earnings	5,528	24,812	20,530
Dividends paid, excluding those paid to
CEC shareholders	(6,408)	(5,846)	(2,984)
Reduction due to minority interest (note 8)	(7,122)	–	–
Excess of purchase price of treasury
shares over stated value	–	–	(8,248)

Retained earnings, end of year	$70,855	$78,857	$59,891

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Cash flows from (used in) operating activities:
Net earnings	$5,528	$24,812	$20,530
Adjustments to reconcile earnings to cash
provided by (used in) operating activities:
Amortization	6,566	4,777	3,894
Future income taxes	(3,063)	(278)	571
Minority interest	971	–	–
Stock options	3,714	2,255	1,807

	13,716	31,566	26,802
Change in operating assets and liabilities:
Accounts receivable and other	(3,106)	378	(2,142)
Prepaid expenses	(1,285)	(2,412)	(2,861)
Accounts payable and accrued liabilities	(23,612)	10,271	7,439
Income taxes payable	2,402	851	(17)
Security deposits	–	–	5,500

	(11,885)	40,654	34,721
Cash flows from (used in) financing activities:
Issue of capital stock	3,878	3,138	4,986
Repurchase of capital stock	–	–	(9,201)
Dividends paid, including those paid to
CEC shareholders	(6,678)	(5,846)	(2,984)

	(2,800)	(2,708)	(7,199)

Cash flows from (used in) investing activities:
Cash paid for Casino.co.uk	(6,098)	–	–
Cash paid for acquisition of Parbet.com	(11,770)	–	–
Purchase of capital assets	(13,057)	(8,640)	(8,850)
Purchase of long-term investments	(5,326)	–	–
Increase in restricted cash	(20,576)	–	–
Proceeds from sale of (purchases of)
short-term investments	50,000	(46,786)	32,566

	(6,827)	(55,426)	23,716

Increase (decrease) in cash and
cash equivalents	(21,512)	(17,480)	51,238
Cash and cash equivalents, beginning of year	76,940	94,420	43,182

Cash and cash equivalents, end of year	$55,428	$76,940	$94,420

Supplemental cash flow information:
Income taxes paid	$1,842	$4,208	$951
Interest received	6,243	6,626	3,830
Non-cash portion of options exercised	1,883	787	962

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

CryptoLogic Limited and its subsidiaries (the "Company") is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators. The Company earns substantially all of its revenue from hosting and service arrangements for the operation of on-line casino and poker games on behalf of licensed casinos. Substantially all of the Company's revenue is earned in U.S. dollars, British pounds and Euros from licensees located outside of North America. Revenue from the top seven licensees constituted 79% (2006 - 84%; 2005 - 90%) of revenue. The Company's functional currency is the United States dollar and, consequently, it measures and reports its results in U.S. dollars.

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the "Arrangement") and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement, became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation ("CEC"), an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under Canadian GAAP (note 8).

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Note 19 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Revenue recognition:

The Company earns its revenue primarily from hosting and services arrangements related to the design and operation of casino and poker sites on the internet on behalf of licensed operators. Other sources of revenue are fees associated with customization of the software for a specific licensee and commerce-based transactions.

Revenue from software hosting to licensees is recognized as the services are performed, on a daily basis, at the time of the gaming transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gaming profits, net of certain shared expenses, including costs such as promotion costs. In addition, the Company receives a standard monthly fee for the provision of hosting and related services.

Revenue from the initial customization of the software graphics, sound and texts to the specifications of the licensees is recognized on a straight-line basis over the term of the hosting and services agreements.

Interest income is recognized on an accrual basis.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):
(c)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less. At December 31, 2007, cash and cash equivalents are stated at fair value (note 1(e)); at December 31, 2006, cash and cash equivalents are stated at cost, which approximates market value.

(d)	Short-term investments:

Short-term investments include highly liquid investments (primarily certificates of deposit and government paper) with original maturity dates between 3 and 12 months and are stated at fair value at December 31, 2007. At December 31, 2006, short-term investments were stated at cost which approximated market value.

(e)	Financial instruments:

Effective January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"); Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"); and Section 3251, Equity ("Section 3251"). These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. The impact of adopting the accounting for financial instruments did not have a material impact on the Company's results of operations.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings. Long-term investments are classified as available-for-sale assets which are measured at fair value. The changes in fair value of long-term investments, if any, will be recognized in other comprehensive income. Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred, transaction costs related to available-for-sale assets are included in the carrying value of the asset, and transaction costs related to all other financial assets and financial liabilities are recognized over the life of the instrument using the effective interest method. Accounts receivable and other are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities and are measured at amortized cost using the effective interest method. The Company did not have held-to-maturity instruments during the year ended December 31, 2007 and no available for sale instruments as of January 1, 2007.

Section 3855 requires the Company to identify derivatives instruments embedded in non-derivative contracts ("Embedded Derivatives") that require separation from the host contract and measure those Embedded Derivatives at fair value. Subsequent changes in fair value of Embedded Derivatives are recognized in earnings in the year the change occurs. The Company did not identify any material Embedded Derivatives that are required to be separated from the host contract as of January 1, 2007.

(f)	Capital assets:

Capital assets are stated at cost less accumulated amortization. Once an asset is put into use, amortization is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate

Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Computer software and licenses	Straight line	3 - 5 years
Capitalized software development	Straight line	5 years
Leasehold improvements	Straight line	Term of Lease

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):
(g)	Software development:

Costs related to the development of software are expensed as incurred unless such costs meet the criteria for capitalization under Canadian GAAP. The Company capitalizes certain computer software development costs incurred for products designed for internal use. Capitalized software development costs are included in capital assets.

(h)	Provision for jackpots:

Several of the Company's licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game. The Company is liable for funding the jackpot wins from the pool of funds collected and accrues the jackpot amount for all games on a monthly basis. The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities.

During 2007, the Company performed an analysis of the accumulation of the funds in the jackpot and a statistical analysis of the amounts required to address jackpot payouts. Consequently, the Company revised its estimated liability based on this analysis. This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4,473.

At December 31, 2007, accounts payable and accrued liabilities include $4,480 (2006 - $18,694; 2005 - $9,782) in jackpot provisions.

(i)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the enactment or substantive enactment date.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):
(j)	Stock-based compensation:
(i)	Stock options:

The Company has a stock option plan for directors, officers and other key employees. The Company applies the fair value method to all grants of stock options. Stock option grants are accounted for as capital transactions at the time of the grant and are reflected as stock options in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock and the expected life of the options. The estimated fair value of the options is recorded in the consolidated statements of earnings as stock compensation expense over the options' vesting periods. Consideration paid, along with the corresponding stock compensation expense recorded, upon the exercise of stock options are credited to share capital.

(ii)	Long-term incentive plan:

Since January 1, 2005, the Company has offered long-term incentive plans for its officers and directors (the "Plans"). The Plans provide for the granting of performance share units to retain certain individuals and reward participants for achieving various targets including but not limited to the growth in the Company's earnings per share, and share price, with vesting generally over a three-year performance period. When the performance and vesting criteria are met, the awards are settled in cash. The liability for these awards is recognized if the Company determines that it is probable that the targets of the Plans will be achieved and are included in accounts payable and accrued liabilities on the consolidated balance sheets.

Changes in this liability, which arise from fluctuations in the Company's stock price and estimated future diluted earnings per share, are recorded in operating costs over the vesting period.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):
(k)	Foreign currency translation:

Monetary items denominated in currencies other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items and related amortization are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses other than amortization are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statements of earnings.

(l)	Intangible assets:

Intangible assets consist of customer lists and domain names acquired and are carried at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the useful lives of the respective assets as follows:

Customer lists	3 - 7 years
Brand name	12 years
Domain names	12 years

(m)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of earnings.

For the years ended December 31, 2007, 2006 and 2005, the Company assessed impairment of goodwill and has determined that there was no impairment in value.

(n)	Earnings per common share:

Shares of CEC are participating securities and, accordingly, the two class method is used. The two class method determines earnings per share for the Company's common shares and CEC shares according to dividends declared and participation rights in undistributed earnings, which in the case of the Company are equal. The Company uses the treasury stock method in computing diluted earnings per common share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share. It assumes that any proceeds would be used to purchase the Company's common shares at the average market price.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):
(o)	Variable interest entities:

Variable interest entities ("VIEs") include entities in which holders of the equity investment at risk lack the characteristics of a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties. Entities meeting these criteria are consolidated by the primary beneficiary.

Management assessed the Company's operations and relationships and concluded that there are no VIEs in respect of which the Company is the primary beneficiary. Accordingly, no VIEs are consolidated.

(p)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, including but not limited to the jackpot provision, the estimated useful lives of tangible and intangible assets, stock-based compensation, and the reported amounts of revenue and expenses. Actual amounts could differ from those estimates.

(q)	Long-lived assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or groups of assets and its eventual disposition. Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

(r)	Recent accounting pronouncements:
(i)

Handbook Section 1535, Capital Disclosures ("Section 1535"), establishes standards for disclosing information about a company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital. This section is effective for the Company's fiscal year ending December 31, 2008.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):
(ii)

Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), requires disclosure in the financial statements that will enable users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. This accounting standard is effective for the Company's fiscal year ending December 31, 2008.

(iii)

Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"), establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and is effective for the Company's fiscal year ending December 31, 2008.

(iv)

Handbook Section 3064, Goodwill and Intangible Assets ("Section 3064"), which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company's fiscal year commencing January 1, 2009.

The Company is evaluating the impact of adopting the above standards on its consolidated financial statements.

2.	Security deposits and restricted cash:

Security deposits and restricted cash are amounts held by the Company's bank as collateral provided to foreign banks and payment processors that process deposits and credit card transactions. The Company was also required to maintain a deposit of $20 million to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. See note 20 for further information.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

3.	User funds on deposit:

User funds on deposit represent amounts deposited by end users of licensees for playing online games. These funds are treated as deposits of the end users until such games are played.
4.	Capital assets:

2007	Cost	Accumulated amortization	Net book value

Computer equipment	$12,736	$7,757	$4,979
Office furniture and equipment	1,985	1,013	972
Computer software and licenses	9,567	6,932	2,635
Capitalized software development	14,081	–	14,081
Leasehold improvements	4,029	894	3,135

	$42,398	$16,596	$25,802

2006	Cost	Accumulated amortization	Net book value

Computer equipment	$10,781	$5,116	$5,665
Office furniture and equipment	2,137	738	1,399
Computer software and licenses	8,956	5,493	3,463
Capitalized software development	4,602	–	4,602
Leasehold improvements	4,134	1,157	2,977

	$30,610	$12,504	$18,106

Amortization expense of capital assets during the year was $5,361 (2006 - $4,748; 2005 - $3,863).

During 2007, there were no changes in the estimated useful lives of computer equipment and office furniture and equipment. In 2006, a change in the estimated useful lives of computer equipment and office furniture and equipment resulted in additional amortization expense of $681.

During 2005, the Company determined that certain software being developed no longer met the criteria for capitalization. As a result of this decision, the Company expensed $2,744 of software development costs incurred in 2005. Together with severances of $543, the Company took a total charge against earnings of $3,287 in 2005.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

5.	Long-term investments:

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. ("568 Inc."), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. In exchange for cash consideration, the Company received preference shares with voting rights, that are redeemable at the option of the Company at any time at par, and provide the ability to appoint members of the board of directors. These preference shares have dividend rights similar to common shares but under certain circumstances may entitle the Company to repayment of capital in priority to any other class of shares. Under the terms of the agreement, the Company is required to make additional investments in 568 Inc. of up to $350 should 568 Inc. achieve certain financial targets. This investment is designated as available-for-sale and accordingly is carried at fair market value, which is the redemption amount. The Company also has the option to increase its ownership interest to a controlling position in 568 Inc. in the future. In January 2008, the Company made a further investment by way of a $250 convertible loan.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. ("Mikoishi"), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. The preference shares have voting and dividend rights similar to common shares but under certain circumstances may entitle the Company to repayment of capital in priority to any other class of shares. Unless specified performance criteria are not met, the Company is required to increase its ownership position with additional cash investments up to $4,000. This investment is designated as available-for-sale and is carried at cost as the fair market value is not readily available.

6.	Goodwill and intangible assets:

In January 2007, the Company acquired the poker brand and customer list of Parbet.com. The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list. The Company also recorded a future income tax liability of $1,308. The brand is being amortized over 12 years and the customer list over 5 years. During the year, the Company recorded $1,042 of amortization associated with the intangible assets.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

6.	Goodwill and intangible assets (continued):

On August 22, 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. Additional consideration of up to $1,275 may be payable if certain performance criteria are met. The Company has included their results in its consolidated results of operations since the date of acquisition. The acquisition is accounted for as a business combination using the purchase method of accounting and the Company has allocated $1,323 of the purchase price to the brand name, $1,630 to the customer lists and $3,515 to goodwill. The Company also recorded a future income tax liability of $370. The brand name and the customer list are being amortized over their estimated useful lives of 12 years and 7 years, respectively. During the year, the Company recorded $115 of amortization associated with the intangible assets.

Intangible assets also consist of other customer lists and domain names. At December 31, 2007 and 2006, other customer lists with a cost of $315 had been fully amortized. At December 31, 2007, other domain names with a cost of $157 had been fully amortized (2006 - net book value of $48).

7.	Credit facilities:

The Company has an operating credit facility with a Canadian chartered bank in the amount of $3,000. No amount has been utilized under this line during 2007 and 2006.

8.	Minority interest:

As part of the Arrangement, taxable Canadian residents received exchangeable shares of CEC, an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

8.	Minority interest (continued):

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the accompanying consolidated balance sheet. A similar proportional share of the net earnings associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated statements of earnings as minority interest. At December 31, 2007, the net loss of the subsidiaries not owned by CEC totalled $4,500 and was not included in the minority interest calculation. In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets.

For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, a total of 218,000 CEC shares have been exchanged for the Company's shares.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

9.	Share capital:

Authorized:

Unlimited common shares

Issued and outstanding:

	Issued Common Shares		Contributed
	Shares	Amount	surplus	Total

	(in thousands)
Cryptologic Inc.:
Balance, December 31, 2005	13,322	$25,103	$68	$25,171
Exercise of stock options	319	3,925	–	3,925

Balance, December 31, 2006	13,641	29,028	68	29,096
Exercise of stock options to
May 31, 2007	262	4,975	–	4,975

Balance, May 31, 2007	13,903	34,003	68	34,071
Cryptologic Limited:
Impact of reorganization (a)	(1,333)	(3,260)	–	(3,260)
Shares exchanged (a)	218	1,810	–	1,810
Exercise of stock options from
June 1, 2007	25	786	–	786

	12,813	$33,339	$68	$33,407

(a)

The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time. These CEC shares have all the economic and voting rights of CryptoLogic Limited shares.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

9.	Share capital (continued):

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since then, a total of 218,000 shares of CEC have been exchanged, with the remaining 1.1 million shares of CEC being reflected as minority interest as at December 31, 2007.

On June 1, 2014, the Company will redeem all but not less than all of the then outstanding CEC shares for an amount per share equal to the redemption price, which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each CEC share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of CEC shares with the right to vote on the Company's matters. This share has been recorded in the share capital of the accompanying consolidated balance sheet at December 31, 2007.

(b)	Normal course issuer bid:

During 2007, 2006 and 2005 under normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares, representing 10% of the outstanding common shares at that time:

	Repurchased and cancelled shares

	Authorized shares	2007	2006	2005

September 23, 2004 to
September 22, 2005	1,250,000	–	–	270,500
September 28, 2005 to
September 27, 2006	1,340,000	–	–	239,200
September 29, 2006, to
September 28, 2007	1,350,000	–	–	–
November 14, 2007 to
November 13, 2008	1,281,000	–	–	–

CryptoLogic Inc. repurchased and cancelled 509,700 common shares during 2005 for a total cost of $9,201, of which $8,248, representing the excess of purchase price over stated value, was charged to retained earnings.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

9.	Share capital (continued):

In September 2006, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,350,000 of CryptoLogic Inc.'s outstanding common shares for the period commencing September 29, 2006 and ending September 28, 2007. This plan was transferred to CryptoLogic Limited as part of the Arrangement. The Company did not make any purchases under its 2006/2007 bid.

In November 2007, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,281,000 of the Company's outstanding common shares for the period commencing November 14, 2007 and ending November 13, 2008. As at December 31, 2007, the Company had not repurchased any shares from the renewed normal course issuer bid.

10.	Stock-based compensation:
(a)	Stock option plan:

Under the stock option plan, the Company may grant options to directors, officers and other key employees to purchase common shares. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. Under the plan, a maximum of 3,900,000 common shares may be issued. The exercise price of the options may not be less than the market value of the underlying common shares on the date of grant. The Company does not grant stock options with an exercise price below the market value at the date of grant. There are 109,412 (2006 - 781,350; 2005 - 351,695) common shares available to be issued under the stock option plan as at December 31, 2007. Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

10.	Stock-based compensation (continued):

Details of stock option transactions are as follows:

		2007		2006		2005

	Number of options	Weighted average exercise of options price of options	Number of options	Weighted average exercise of options price of options	Number of options	Weighted average exercise of options price of options

		(Cdn. $)		(Cdn. $)		(Cdn. $)
Options outstanding,
beginning of year	1,006,584	$21.35	1,105,073	$17.59	1,427,661	$13.75
Granted	896,500	26.35	387,300	24.89	337,250	25.93
Exercised	(286,997)	15.71	(318,834)	11.28	(498,102)	11.42
Forfeited	(224,562)	25.16	(166,955)	23.90	(161,736)	20.43

Options outstanding,
end of year	1,391,525	25.13	1,006,584	21.35	1,105,073	17.59

Options exercisable,
end of year	331,894	$24.65	295,105	$19.83	340,841	$15.79

	2007			2007

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

(Cdn. $)			(Cdn. $)		(Cdn. $)

$5.00 - $10.00	8,500	0.28	$8.36	8,500	$8.36
$10.01-$15.00	7,750	0.82	14.11	7,750	14.11
$15.01-$20.00	300,250	3.77	18.26	55,875	17.52
$20.01-$25.00	276,275	3.22	23.62	76,269	23.43
$25.01-$30.00	793,750	3.97	28.50	181,000	28.24
$30.01-$35.00	5,000	2.13	30.85	2,500	30.80

	1,391,525	3.73	25.13	331,894	24.65

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

10.	Stock-based compensation (continued):

The Company expenses the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Dividend yield	1.90%	2.00%	0.75%
Risk-free interest rate	4.07%	4.25%	3.25%
Expected volatility	52.0%	55.00%	50.00%
Expected life of options in years	3	5	5

The weighted average fair value of options granted during 2007 was $7.89 (2006 - $9.98; 2005 - $9.49).

Included in operating costs is the cost of stock options in the amount of $2,732 (2006 - $2,255; 2005 - $1,807). Included in reorganization costs is the cost of stock options in the amount of $982 (2006 - nil; 2005 - nil).

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions additional pro forma disclosure is provided as if the fair value method of accounting had been used to account for these stock options. The fair value of options granted in 2002 was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

Dividend yield	0.00%
Risk-free interest rate	2.00%
Expected volatility	100.00%
Expected life of options in years	5

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

10.	Stock-based compensation (continued):

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the CICA recommendations, the Company's net earnings and earnings per share for 2007 would not have been impacted as all 2002 grants were fully vested prior to January 1, 2007. The pro forma impact for the years ended December 31, 2006 and 2005 were as follows:

	2006		2005

	As reported	Pro forma	As reported	Pro forma

Net earnings	$24,812	$24,437	$20,530	$19,988

Earnings per common share:
Basic	$1.83	$1.80	$1.51	$1.47
Diluted	1.81	1.78	1.46	1.42

For stock options issued in 2002, the compensation cost for the year ended December 31, 2006 would have been $375 (2005 - $542).

(b)	Long-term incentive plan:

During the year, the Company expensed $155 (2006 - $2,028; 2005 - $430) in costs related to units awarded under its long-term incentive plan, of which nil (2006 - $346) is included in reorganization expense as a result of accelerated vesting for certain employees with termination agreements.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

11.	Commitments and contingencies:
(a)	The Company has operating lease agreements for premises expiring at various periods up to July 2014. The future minimum annual rental payments on the operating leases are as follows:

2008	$2,478
2009	2,003
2010	1,893
2011	1,894
2012	1,896
Thereafter	4,844

(b)	The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2009:

2008	$2,265
2009	375

(c)

The Company and its subsidiaries are involved in certain claims and litigation arising out of the ordinary course and conduct of business, including intellectual property matters. Management assesses such claims and, if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. During 2007, the Company determined its accrual of $2,000 for certain contingencies was no longer required, increasing revenue by a corresponding amount.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

12.	Earnings per common share:

Earnings per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted earnings per share.

The earnings attributable to the common shares in calculating the basic and diluted earnings per share is as follows:

	2007	2006	2005

Earnings attributable to common shares	$5,528	$24,812	$20,530
Earnings attributable to CEC shares	971	–	–

Earnings before minority interest	$6,499	$24,812	$20,530

The denominator used in calculating basic and diluted earnings per common share is calculated as follows:

	2007	2006	2005

Weighted average number of common
shares outstanding - basic	13,223	13,558	13,588
Add weighted average impact of CEC
issued during reorganization	668	–	–

Total weighted average number of shares
outstanding - basic	13,891	13,558	13,588
Add dilutive options	16	173	479

Total weighted average number of shares
outstanding - diluted	13,907	13,731	14,067

Basic and diluted earnings per common share are as follows:

	2007	2006	2005

Earnings per common share:
Basic	$0.47	$1.83	$1.51
Diluted	0.47	1.81	1.46

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

12.	Earnings per common share (continued):

Options to purchase 755,971 common shares (2006 - 193,625; 2005 - 54,338) were excluded from the computation of diluted earnings per share as the exercise price exceeded the average market price of common shares for the reporting year.

13.	Reorganization:

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located in a gaming friendly environment. This move was completed in 2007. Costs incurred during 2007 were $5,666 (2006 - $3,700; 2005 - nil) largely related to professional fees, search fees, relocation and employee severance.

Accrual, December 31, 2005	$ –
Professional fees	1,257
Employee severance	1,942
Employee relocation and recruitment	501

3,700
Payments	(1,466)

Included in accounts payable and
accrued liabilities at December 31, 2006	2,234
Professional fees	3,276
Employee severance	587
Employee recruitment and relocation	1,803

5,666

7,900
Payments	(7,685)

Included in accounts payable and
accrued liabilities at December 31, 2007	$ 215

The Company expects all reorganization costs to be paid during the next financial year.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

14.	Income taxes:

As described in the preamble to the notes, pursuant to a business reorganization implemented by way of the Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company, a Guernesy company with tax residence in the Republic of Ireland.

The income tax provision differs from the amount which would be obtained by applying the Irish statutory income tax rate to the earnings before income taxes. The following explains the major differences:

	2007	2006	2005

Earnings before income taxes	$7,492	$29,491	$22,036

Income taxes at statutory rate of 22.34%:
(2006 - 36.12%; 2005 - 36.12%) (a)	$1,674	$10,652	$7,960
Increase (decrease) in income taxes
resulting from:
Differences in effective income tax
rates in foreign jurisdictions	823	(7,227)	(4,213)
Permanent differences:
Net benefit of foreign exchange
gains not subject to tax	(1,584)	–	–
Non-deductible items	1,402	1,286	1,084
Net benefit of matters resolved
in the year	(1,314)	–	–
Increase (decrease) in valuation
allowance	178	(119)	(502)
Tax benefit of non-capital income
tax loss carryback	–	–	(1,041)
Tax benefit of non-capital income
tax loss carryforward	–	–	(1,942)
Other items	(186)	87	160

Income tax expense	$993	$4,679	$1,506

(a)

As the Company moved its headquarters from Canada to Ireland with effect from June 1, 2007, the statutory rate of 22.34% reflects an average of a 36.12% statutory rate in Canada for five months and a 12.50% statutory rate in Ireland for seven months.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

14.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006

Future income tax assets:
Long-term incentive plan	$379	$319
Non-capital income tax loss carryforwards	228	–
Unrealized foreign exchange loss	955	–
Leasehold inducements	411	537
Accrued liabilities	362	702

	2,335	1,558
Valuation allowance	(242)	(64)

	2,093	1,494
Future income tax liabilities:
Capital assets	(356)	(695)
Unrealized foreign exchange gains	(680)	(2,395)
Intangible assets	(1,402)	–
Other	–	(537)

	(2,438)	(3,627)

Net future income tax liabilities	$(345)	$(2,133)

CryptoLogic Limited losses of $580 (2006 - nil) and losses of the subsidiaries of $1,280 (2006 - nil) carryforward indefinitely. The tax losses of a Canadian subsidiary of $78 (2006 - nil) expire in 2027.

The Company's federal income tax returns for the years ended December 31, 2003 and December 31, 2004 are under examination by the Canadian Revenue Agency.

The Company has a valuation allowance of $242 as of December 31, 2007 to reduce future income tax assets to the amount that is more likely than not to be realized in future periods. In evaluating the Company's ability to recover its future income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

15.	Related party transactions:

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $935 in 2007 (2006 - $653; 2005 - $589). As at December 31, 2007, there was $85 outstanding (2006 - $35; 2005 - $589).

The Company also paid $292 to a second law firm in which another of its Board of Directors is a partner. As at December 31, 2007, there were no amounts outstanding. There were no comparable amounts paid or outstanding for the years ended December 31, 2006 and 2005 for the second law firm.

In 2006, the Company purchased, in the normal course of operations, software from another company in which a former officer of the Company had a personal interest. Payments to this officer in 2006 relating to this transaction amounted to $43 (2005 - $145). There were no transactions with this party in 2007.

16.	Foreign exchange:

In 2007, the Company recognized a total foreign exchange gain of $682 (2006 - foreign exchange gain of $574; 2005 - foreign exchange loss of $1,761), which is recorded as an operating expense in the accompanying consolidated statements of earnings.

17.	Financial instruments:

Financial instruments that potentially expose the Company to a concentration of credit risk, interest rate and foreign exchange risk consist principally of cash and cash equivalents and short-term investments. The Company manages credit risk by investing in cash equivalents and short-term investments rated as A and R1 or above.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the short-term nature of the investments.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

17.	Financial instruments (continued):

The Company believes its exposure to foreign exchange risk is to a large degree naturally hedged. The Company may engage from time to time in currency hedging, although no hedging has been done in 2007, 2006 and 2005.

The weighted average effective interest rate on short-term investments as at December 31, 2007 is 5.03% (2006 - 5.30%; 2005 - 4.20%).

The related interest income or expense and gains and losses for financial assets classified as held-for-trading are included as interest income in the accompanying consolidated statements of earnings. Interest income or expense relating to loans and receivables and other financial liabilities are included in operating expenses in the accompanying consolidated statements of earnings.

18.	Revenue:

The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators that allows licensees to provide online casino and poker games and considers this activity to be one reportable segment. Revenue from these offerings for online casino and poker games in 2007 was $49,457 (2006 - $59,211; 2005 - $52,998) and $19,523 (2006 - $33,934; 2005 - $27,013), respectively. Revenue from other sources was $4,679 (2006 - $10,877; 2005 - $6,296).

19.	Differences between Canadian and United States generally accepted accounting principles:

The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements, as noted above, are as follows:

	2007	2006	2005

Earnings based on Canadian GAAP	$5,528	$24,812	$20,530
Adjustment for stock-based compensation (a)	112	824	–

Earnings based on U.S. GAAP	$5,640	$25,636	$20,530

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

	2007	2006	2005

Earnings per common share based on U.S. GAAP:
Basic	$0.48	$1.89	$1.51
Diluted	0.48	1.87	1.46

(a)

On January 1, 2006, the Company adopted, on a modified prospective basis, FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)"), for new awards granted on or after this date under the Company's stock option and long-term incentive plans and for the unvested portion of existing awards on January 1, 2006.

(i)	Stock options:

Under Canadian GAAP, the Company does not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures are accounted for as they occur. FAS 123(R) requires an entity to estimate the number of options for which the requisite service is expected to be rendered.

On January 1, 2006, the Company estimated the number of outstanding options for which the requisite service is not expected to be rendered. Amounts recorded as compensation cost in earlier years for options outstanding at January 1, 2006 for which requisite service is not expected to be rendered have been eliminated and recognized in earnings as the cumulative effect of a change in accounting principle on January 1, 2006.

The cumulative effects of adopting FAS 123(R) on January 1, 2006 and the 2006 U.S. GAAP stock-based compensation adjustment were $601 and $223, respectively. These amounts were quantified using a weighted average forfeiture rate assumption of 27%. For 2007 the estimated weighted average forfeiture rate is 19%, resulting in a U.S. GAAP stock-based compensation adjustment of $112.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

19.	Differences between Canadian and United States generally accepted accounting principles (continued):
(ii)	Long-term incentive plan:

Under Canadian GAAP, the Company uses an intrinsic value-based method to record compensation expense for liability classified awards. FAS 123(R) requires the use of a fair value-based method, rather than an intrinsic value-based method, to measure and record compensation expense for these awards. The Company has determined there is no material difference between the intrinsic value and the fair value of the units awarded under its long-term incentive plan.

(b)	Income taxes:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The impact of adopting FIN 48 did not have a material impact on the Company's financial position, cash flows and results of operations.

(c)	Financial instruments:

Effective January 1, 2007, the Company adopted the new Canadian GAAP reporting standards for financial instruments of Handbook Section 1530, Section 3855, Section 3861 and Section 3251.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

As a result, under Canadian GAAP, the Company has classified all cash, cash equivalents, short-term investments and user funds on deposits as held-for-trading assets, which are measured at fair value. Under United States GAAP, cash, cash equivalents, short-term investments and user funds on deposit would not be classified as held-for-trading assets. Cash, cash equivalents, and short-term investments are measured at cost plus accrued interest and user funds on deposit are measured at the redemption amount. The Company has determined that there is no material difference between the fair value and the cost plus accrued interest or redemption amounts for these financial assets under United States GAAP.

Furthermore, under Canadian GAAP the Company has classified long-term investments as available-for-sale, which are measured at fair value. These long-term investments do not satisfy the requirements under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115") to be classified as available-for-sale, and therefore, these long-term investments are measured at cost under United States GAAP. The Company has determined that there is no material difference between the fair value and the cost of the long-term investments.

20.	Subsequent events:

In January 2008, the Company made a further investment in 568 Networks Inc. by way of a $250 convertible loan.

In January 2008, the Company entered into an agreement with Jingle Prize, Inc., a leading developer of online games located in Asia, to invest up to a $2,500 if certain performance criteria are met.

In January 2008, the Company entered into an agreement to invest $645 for a minority interest in Mobilebus Inc., a Korean game developer.

In 2008, the terms of the guarantee required by the Lottery Gaming Authority of Malta were amended, reducing the letter of credit from $20 million to $5 million.