Form 20-F
period 2008-12-31
CRYPTOLOGIC LTD
filed 2009-06-30
CIK 1094036

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30224

CryptoLogic Limited

(Exact name of Registrant as specified in its charter)

Guernsey, Channel Islands

(Jurisdiction of incorporation or organization)

Marine House, Clanwilliam Place

Dublin 2

Ireland

(Address of principal executive offices)

Stephen Taylor

Marine House, Clanwilliam Place

Dublin 2

Ireland

Tel: +353 1 234 0400 Fax: +353 1 661-9637

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008.

13,819,051 Common Shares (including 1,090,974 Exchangeable Shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐        Accelerated filer ☒        Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐       U.S. GAAP

☐International Financial Reporting Standards as issued by the International Accounting Standards Board

☒ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☒

Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).

Yes ☐        No ☒

Table of Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION 1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION 2

PART I 3

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 3
ITEM 3. KEY INFORMATION 3
SELECTED FINANCIAL DATA 3
RISK FACTORS 4
ITEM 4. INFORMATION ON THE COMPANY 13
A. HISTORY AND DEVELOPMENT OF THE COMPANY 13
B. BUSINESS OVERVIEW 13
C. ORGANIZATIONAL STRUCTURE 21
D. PROPERTY, PLANTS AND EQUIPMENT 22
ITEM 4A. UNRESOLVED STAFF COMMENTS 22
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 22
A. OPERATING RESULTS 23
B. LIQUIDITY AND CAPITAL RESOURCES 31
C. RESEARCH AND DEVELOPMENT 38
D. TREND INFORMATION 38
E. OFF-BALANCE SHEET ARRANGEMENTS 38
F. CONTRACTUAL OBLIGATIONS 38
G. SAFE HARBOR 38
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 39
A. DIRECTORS AND SENIOR MANAGEMENT 39
B. COMPENSATION 41
C. BOARD PRACTICES 48
D. EMPLOYEES 49
E. SHARE OWNERSHIP 49
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 51
A. MAJOR SHAREHOLDERS 51
B. RELATED PARTY TRANSACTIONS 53
ITEM 8. FINANCIAL INFORMATION 53
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION 53
B. SIGNIFICANT CHANGES 54
ITEM 9. THE OFFER AND LISTING 54
ITEM 10. ADDITIONAL INFORMATION 55
A. SHARE CAPITAL 55
B. MEMORANDUM AND ARTICLES OF ASSOCIATION 55
C. MATERIAL CONTRACTS 57
D. EXCHANGE CONTROLS 58
E. TAXATION 58
F. DIVIDENDS AND PAYING AGENTS 66
G. STATEMENT BY EXPERTS 66
H. DOCUMENTS ON DISPLAY 66
I. SUBSIDIARY INFORMATION 66
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 67
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 68

PART II 68

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 68
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 68
ITEM 15. CONTROLS AND PROCEDURES 68
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT 69

ITEM 16B. CODE OF ETHICS 69
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES 70
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 71
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS 71
ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT 71
ITEM 16G. CORPORATE GOVERNANCE 71

PART III 72

ITEM 17. FINANCIAL STATEMENTS 72
ITEM 18. FINANCIAL STATEMENTS 72
ITEM 19. EXHIBITS 72

Presentation of Financial and Other Information

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

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the annual report reflects the financial position, results of operations and cash flows as if CryptoLogic Limited has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under generally accepted accounting principles (“GAAP”).

We have prepared our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are different from generally accepted accounting principles in the United States (“U.S. GAAP”) and not be comparable to financial statements of United States companies. Significant measurement differences in our financial information between Canadian GAAP and U.S. GAAP for the years ended December 31, 2008, 2007, and 2006 are disclosed in Note 22 to our audited consolidated financial statements.

In this annual report, all currency refers to U.S. Dollars (US$) and all information is as of December 31, 2008 unless indicated otherwise.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

Information contained in this annual report concerning the industry in which we operate has been obtained from publicly available information from third party sources (including Global Betting and Gaming Consultants, March 2008, or “GBGC”). Although we believe such information is reliable, we have not had such information verified by any independent source.

This annual report contains trade names, trademarks, registered marks, and service marks including Millionaires Club™, PaySafe™, Cubis™, Jewel Quest®, Street Fighter®,SpiderMan™, the Fantastic Four™,The Hulk™,Daredevil™,X-Men™, Thor™,Silver Surfer™,Elektra™, and Ghost Rider™ belonging to us and other companies. All trademarks, trade names, registered marks, and service marks appearing in this annual report are the property of their respective holders.

Cautionary Statement Regarding Forward-Looking Information

This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, adopted pursuant to the Private Securities Litigation Reform Act of 1995. Statements that are not purely historical may be forward-looking, including statements regarding our expectations, objectives, anticipations, estimations, intentions, plans, hopes, beliefs, or strategies regarding the future. Such forward-looking statements include, but are not limited to:

•	the financial or business impact of new or amendments to legislation or regulation in individual countries or by multi-jurisdictional governmental organizations;
•	the impact of the loss of key licensees;
•	the impact of recent new customers and expected additional customers to partially offset revenue lost from William Hill;
•	anticipated continued earnings from Littlewoods players due to new and ongoing relationships;
•	the success of our new growth strategy and restructuring program to reduce operating cots and return to profitability and positive cash flow;
•	expected revenue growth from casino licensing in 2009;
•	potential new revenue sources in 2009 from gaming sites;
•	the increased liquidity and profitability, and lower costs, resulting from outsourcing of our poker network; and
•	the impact of potential legal proceedings upon our business.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties, and potentially inaccurate assumptions. These risks and uncertainties include, among others, those discussed in “Item 3. Risk Factors” of this annual report as well as our consolidated financial statements, related Notes, and the other financial information appearing elsewhere in this annual report and our other documents we file with or furnish to the Securities and Exchange Commission. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. You should bear this in mind as you consider forward-looking statements. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following financial information of our Company, expressed in U.S. dollars unless otherwise indicated, is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, our audited annual consolidated financial statements and the related notes, which are included in this annual report. The selected historical financial data set forth below as of and for each of the years ended indicated has been derived from our consolidated financial statements.

For the Years Ended December 31,	2008	2007	2006	2005	2004

(In thousands, except per share disclosure)
Revenue	$ 61,526	$ 73,659	$ 104,022	$ 86,307	$ 63,714
Net (loss)/earnings and comprehensive income	(32,738)	5,528	24,812	20,530	13,668
Basic (loss)/earnings per share	(2.55)	0.47	1.83	1.51	1.05
Diluted (loss)/earnings per share	(2.55)	0.47	1.81	1.46	1.01
Basic weighted average number of shares	13,888	13,891	13,558	13,588	12,971
Diluted weighted average number of shares	13,888	13,907	13,731	14,067	13,586
Total assets	105,806	170,633	184,520	154,398	124,222
Shareholders’ equity	72,440	109,306	111,584	87,225	72,087
Share capital	33,552	33,407	29,096	25,171	20,380
Dividends per share	$0.39	$0.48	$0.43	$0.22	$0.14

Our financial statements have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian GAAP and U.S. GAAP are described in Note 22 to the consolidated financial statements during the years presented.    If the Company had followed U.S. GAAP, certain items in the consolidated financial statements would have been reported as follow:

For the Years Ended December 31,	2008	2007	2006	2005	2004

(In thousands, except per share disclosure)
Net (loss)/earnings	$ (33,048)	$ 5,640	$ 25,636	$ 20,530	$ 13,668
Basic (loss)/earnings per share	(2.57)	0.48	1.89	1.51	1.05
Diluted (loss)/earnings per share	(2.57)	0.48	1.87	1.46	1.01

RISK FACTORS

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

While the U.K. and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, there are some opposing views. Some countries, including Italy, Germany and France, where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these European Union (E.U.) member states are in conflict with a decision of the European Court of Justice that challenges the monopolies and have prompted the European Commission (EC) to look at creating new legislation that could harmonize online gaming within the E.U., which is in line with the EC’s goal to encourage a free and open cross-border market. There is no indication that any such directives will be introduced in the near term. In the meantime, however, the EC has initiated infringement proceedings against some member states in relation to perceived breaches of Articles 43 and 49 of the EC Treaty (which articles enshrine the principles of freedom of establishment and movement of services). Any decision of the European Court of Justice or legislation promulgated by the EC that effectively prohibits online gaming in E.U. member states could have a severe material adverse effect on our business, revenues, operating results and financial condition.

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. Legislation designed to prohibit Internet gaming was enacted on October 13, 2006 in the United States (UIGEA), and may be adopted in other jurisdictions.

Future decisions may have a material impact on our operations and financial results. There is a risk that governmental authorities may view us or our licensees as having violated the local law of their end users, despite CryptoLogic’s requirement that each licensee is licensed to operate an Internet gaming business by the governmental authority of the country in which the gaming servers associated with the licensees’ gaming operations are located. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that prohibiting legislation will not be proposed and passed in potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the U.K. and Continental Europe. Some of these developments can be considered as positive and some as negative. In this regard a brief summary of the regulatory situation in the U.K. and Europe follows:

United Kingdom

In September 2007, the U.K. Gambling Act went into force, which regulates online gaming for the first time in that jurisdiction. Most of the underlying codes in relation to entities established in the U.K., or marketing into the U.K. have now been enacted. However, there is no assurance that the U.K. regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s regulator, will provide a commercially-viable market and may create restrictions that would have a material adverse effect on CryptoLogic’s customers, business, revenues, operating results and/or financial condition.

Continental Europe

France and Germany:

France and Germany in particular appear to be moving towards imposing greater restrictions on internet gaming operators, both by virtue of proposed changes to legislation and through heightened enforcement measures. In June of 2008, according to the French budget minister, France is set to begin a “controlled opening up” of online gambling markets over the next 18 months. It is possible that adverse legal developments in these countries could have a material adverse impact on the Company and/or its licensees. As of January 1, 2008, an extensive ban outlawing almost all forms of online gambling has been ratified by at least 13 of 16 German states. This ban, known as the German Interstate Treaty (“GST”), bans all Web-based gambling or brokering of all wagering and betting games over the Internet, specifically including the placement of bets with companies located in other countries. The GST, however, is currently subject to an appeal before the European Commission.

Italy:

Recent willingness by the Italian government to regulate certain forms of Internet gaming could be perceived as indicative of a liberalization of the Internet gaming industry as a whole in that country. However, at present, the form of regulation put forward has failed to create attractive market conditions for many operators. As such, notwithstanding the fact that this market may appear to be liberalizing, in practice, they have not liberalized in a manner, or to a degree, that is helpful to the Company or its licensees. The Company and its licensees remain at risk that Italy may take aggressive action against parties whose operations at are not licensed pursuant to the regulatory regimes established by this country.

Spain:

Madrid’s regional government has recently implemented new legislation to regulate Internet gaming but it only permits services to be supplied by the licensed entity to Madrid residents. Therefore obtaining a license may be of little commercial value to any operator. Other regions may follow suit. However Spain historically has taken little or no enforcement action against operators of Internet gaming which are based outside the jurisdiction. There is no guarantee however that this position will remain the same if the system of regulation becomes more widespread (so as to create a value in obtaining a license).

Holland:

CryptoLogic’s licensees presently operate in the Dutch market and the Dutch government has consistently taken steps to support and protect Holland Casino’s monopoly including taking legal action against Internet gaming operators. In the event that the Dutch government seeks to take further steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, the Company’s licensees (and CryptoLogic accordingly) could be adversely impacted. In 2008, in a narrow vote, the Dutch parliamentarians decided not to allow its state-sponsored casino operator, Holland Casino, to operate its own casino and poker room software which was to be supplied by CryptoLogic. CryptoLogic was fully compensated for its development work.

Scandinavia:

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens’ winnings. Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the E.U. Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company’s licensees. In Norway, The government banned online gambling in December 2008, a ban that will come into force by the end of 2009. The ban, challenged by the E.U., means only state-owned gambling services will remain legal. In Denmark, the state monopoly on online gambling is being reconsidered by Danish government in light of European Union criticism.

United States

Since the enactment of UIGEA in October 2006, the Company has prohibited its licensees from taking any wagers from the U.S. The UIGEA made it illegal to accept any funds connected with unlawful Internet gaming, although some U.S. enforcement agencies claimed that previous existing legislation similarly outlawed both the supply and related payments. Although CryptoLogic historically derived a majority of its revenues from sources outside of the U.S., given that the Company had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the U.S., there is no guarantee that the U.S. Department of Justice will not seek to prosecute the Company, its officers or directors for alleged historic transgressions or similarly prosecute its licensees or their directors or shareholders. Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets. They also could damage the reputation of the Company, divert the time of the Company’s key executives and have a material adverse effect on the business, revenues, operating results and/or financial condition of the Company.

U.S. banks have ceased to accept online gaming transactions. This has inhibited the growth of the industry and our business.

With the enactment of the UIGEA, financial institutions in the United States ceased to accept online gaming transactions. This event continued to have a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by lower revenues and earnings in 2007 and 2008. There can be no assurance that other financial institutions or credit card issuers outside the United States will not enact additional restrictions. Any such developments would have a material adverse effect on our business, revenues, operating results and financial condition. The loss of a major payment option could have a material adverse affect on our business. In the occurrence online gaming transactions are again accepted in the United States, we would expect revenues and earnings to increase.

There can be no assurance that our systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions. We attempt to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction contrary to land-based gaming activities that are primarily cash processors. As well, we establish relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

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

Risks Related to Our Business

Most major economies are in a deep recession and unless these economies improve it will adversely impact our business.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

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

In fiscal 2008, our top 7 licensees accounted for approximately 81% (2007: 79%) of our total revenue. In addition, all our key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees, or the loss of their license to operate in the licensing jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

Our future revenues depend on licensees renewing their contracts.

Licensing contracts generally have three-year terms, are exclusive, and have renewal provisions, which provide us with a long term ongoing revenue stream. Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements. There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contract, which could adversely affect our business, revenues, operating results and financial condition.

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

Our operations are global, which adds complexity to our ability to execute on our strategies.

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

Fluctuations in the value of U.S. dollar impact our reported results.

Our financial results are reported in U.S. currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British pounds, euro, and Canadian dollars. This was a significant challenge in 2008, as the U.S. dollar – the Company’s reporting currency – appreciated substantially against the euro and the British pound, currencies in which CryptoLogic transacts a significant amount of business. In the future, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Our effective tax rate may change if certain estimates and assumptions are successfully challenged.

We are subject to income taxes in Ireland, Canada, Cyprus, Malta and other jurisdictions. Our tax calculations involve estimations in several areas including, but not limited to, transfer pricing. Tax authorities may disagree with our estimations and assess additional taxes. We regularly review the likely outcomes of such assessments in order to determine the appropriateness of our tax provision. However, actual outcomes may differ and could have a material impact on our net income or financial condition. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. In particular, the carrying value of future tax assets is dependent on our ability to generate future taxable income in the jurisdiction where we have recognized the deferred tax assets.

We are subject to litigation that arises in the ordinary course of business.

We, and certain of our subsidiaries, may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

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

Our Company has patents and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

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

Our future performance depends on our ability to attract such skilled personnel in the future. Competition for personnel is intense. In order to retain our employees, we provide many of them with cash and stock-based awards that can be realized over time to increase longer-term commitments. We cannot be assured that we can retain our key personnel in the future.

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

As part of our business strategy, we have and may continue to make acquisitions of, or significant investments in, businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from our business; the inability of management to maximize the financial and strategic position of our Company or returns from the investment or acquired businesses; changing technology approach and requirements, the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.

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

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our common shares. In addition, pursuant to the Arrangement business reorganization completed in 2007 described on page 1 of this annual report, exchangeable shares of an indirect subsidiary of the Company, CEC were issued, and are listed and traded on the Toronto Stock Exchange. Because of separate listings, the trading prices of the common shares and CEC shares may not reflect equivalent values. Company-specific or broader market fluctuations may adversely affect the market price of the exchangeable shares, and there can be no assurance that there will continue to be an active market for these securities.

Civil liabilities or judgments against us or our directors or officers based on U.S. federal or state securities laws may not be enforceable.

The Company is a public limited company incorporated under the laws of Guernsey with principal operating offices in Ireland. All of the Company’s directors and officers reside outside of the United States. In addition, substantially all the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The Company originally was formed by articles of amalgamation under the Business Corporations Act (Ontario) effective March 7, 1996 pursuant to an amalgamation agreement dated January 19, 1996 between Inter.tain.net Inc., a private corporation, and Biroco Kirkland Mines Limited. Immediately prior to the amalgamation, Biroco Kirkland Mines Limited did not carry on active operations. On June 28, 1996, we changed our name from “Inter.tain.net Inc.” to “CryptoLogic Inc.” Currently, the Company operates under “CryptoLogic Limited”.

On June 1, 2007, in order to advance its global strategy, the Company moved its headquarters from Canada to the Republic of Ireland by introducing a new parent company, CryptoLogic Limited, a company incorporated in Guernsey with its place of business in Dublin, Ireland. This business reorganization was implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007. CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., which through the Arrangement became an indirect subsidiary of CryptoLogic Limited.

Our registered office is located at 1 Le Marchant Street, St. Peter Port, Guernsey, Channel Islands, GY1 4HP. Our principal office is located at Marine House, Clanwilliam Place, Dublin 2 Ireland, and its telephone number is 353-(0)1-234-0400.

Our head office, located in Dublin, Ireland, provides executive functions to our corporate group. Our Toronto, Canada office provides software development, upgrades and technical support for WagerLogic as well as all usual administrative functions.

B. BUSINESS OVERVIEW

We are a pioneer and a global leading software developer and services provider to the Internet gaming market around the world (excluding the U.S.). We are one of the industry’s longest-established publicly traded online gaming software companies.

Through our subsidiary, WagerLogic, with its offices in Cyprus, Malta and the U.K., we provide software hosting and licensing, e-cash systems and support, customer support and marketing support services for our Internet gaming software to third-party gaming operators. WagerLogic licenses our software products and provides services to an international client base (“licensees” or “customers”), while retaining ownership and control of the software. Our software offers a complete online gaming solution to our licensees, comprising:

1.	A broad, turn-key Internet-based game suite featuring:
•	more than 314 download and non-download casino table and slot games;

•	multi-languages (English, Spanish, Greek, Japanese, Chinese, French, German, Italian)
•	multi-currencies (U.S. dollars, British pounds and euro)
•	multi-platforms (download, non-download (Java and Flash), wireless); and
•	multi-player bingo;

2.	E-cash systems and support for player deposits and withdrawals;
3.	Business intelligence and data analysis tools to assist licensees in their marketing efforts;
4.	Licensee support through WagerLogic’s 24/7 multi-language customer support; and
5.	Marketing support services, to assist licensees in developing and executing strategies for marketing their online gaming businesses.

To help our licensees understand, respond to and market to their players in a personalized fashion, we continually enhance our back-office, decision-management and contact centre tools. We recently have expanded our payment solutions including new e-check/debit methods (e.g., Click2Pay, EverywhereMoney, PaySafe), added a new European processor and expanded fraud controls (e.g., third-party address/credit card verifications, negative databases, poker fraud tool).

During 2008, we added 10 new customers for either hosted casinos or individual games. Highlights include:

•	signing a three-year licensing contract with 888 Holdings PLC, one of the world’s most popular online gaming companies allowing 888 to select and integrate casino games from CryptoLogic;
•	signing a three-year casino licensing contract with Sky Betting & Gaming, part of BSkyB Group plc (BSkyB), the U.K.’s leading entertainment brand;
•	acquiring the exclusive rights to be the sole provider of Internet casino and poker software to Betjacks, a new online gaming site;
•	signing a five-year licensing agreement with PartyGaming Plc, one of the world’s largest online gaming operators;
•	signing a two-year casino licensing contract with Blackjack Heaven Operations Ltd.; and
•	signing a two-year casino licensing contract with Internet Media Licensing Ltd.

In 2008, through the normal course of business and also due to the Company’s new strategic direction, there was transition in the Company’s licensee base. In 2008 and in early-2009, the following licensees chose to terminate or not to renew their contracts with the Company: Peak Casino; Betsafe; Maharajah; Playboy; World Poker Tour; Littlewoods; and William Hill (regarding poker). While William Hill is migrating its poker business away from Company, William Hill is signed on a non-exclusive basis with CryptoLogic through to the end of 2009 with respect to its casino operations. The Company expects the 10 new customers for either hosted casinos or individual games signed in 2008, plus additional customers signed in 2009 to partially offset the loss of revenue from the licensees lost in 2008.

In June 2008, CryptoLogic announced that one licensee, Sportech PLC, would begin using other gaming software beginning in September 2008. Sportech used CryptoLogic’s software for its Littlewoods-branded gaming sites. However, the Company expects to continue earning some revenues from Littlewoods players because Sportech entered into a new relationship with 888 Holdings PLC and, as noted above, 888 Holdings PLC has agreed to integrate casino games fromCryptoLogic.

Going forward, we are pursuing a new growth strategy and restructuring program focused on our successful Internet casino business and the development and licensing of our highly acclaimed software. Key elements of the strategy announced October 20, 2008 include:

•

Casino licensing: Internet casino is by far CryptoLogic’s most profitable business, and the company expects revenue growth from this segment in 2009, thanks to the new customers signed in 2008, and others to come. CryptoLogic will continue to sell customized casino solutions to both established and emerging gaming brands.

•

New channels for CryptoLogic games: With the highest-rated casino games on the market, CryptoLogic has found attractive opportunities selling its leading games to other top brands, such as 888.com and PartyGaming. These and other large global gaming sites offer significant revenue potential for 2009 and beyond.

•

Branded content:The Company has been a pioneer in taking top entertainment brands - from legendary superheroes to world-famous video and casual games - and converting them into highly popular and profitable casino products. CryptoLogic will focus and build on this expertise.

•

Poker partnership: CryptoLogic is outsourcing its poker network to increase liquidity and profitability for customers, while reducing the Company’s own expenses. CryptoLogic will continue to provide a full-service offering for its licensees through GTECH Corporation’s International Poker Network and receive ongoing revenues from its transferred customers. This migration gives our poker licensees and players access to a larger network with a combined average of 15,000 active players, at significant lower cost to CryptoLogic.

•	New markets: The Company will continue to develop its business and manage its recent investments and new relationships in China, South Korea, Russia and Singapore to achieve long-term growth.

MARKETING OPPORTUNITY

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

In Internet casino, the key to success is differentiation through the combination of our new and innovative games with effective marketing to players by our licensees. CryptoLogic will continue to pursue new casino opportunities emphasizing brand name licensees with marketing commitment. In online poker, the key to success is “liquidity”, that is, more players from more sources 24 hours a day. Our enhanced poker platform has the infrastructure and capacity to obtain new European Internet poker licensees and contribute to overall poker network liquidity.

Historically, Internet gaming market including the United States grew from $9.0 billion to approximately $16.5 billion in wagers in the years between 2004 and 2008 (source: Global Betting and Gaming Consultants, March 2008, or “GBGC”). However, on October 13, 2006 the United States, estimated to represent approximately 50% of the global online gaming market, passed the Unlawful Internet Gaming Enforcement Act (UIGEA) which effectively banned online gaming by making it illegal to process the related financial transactions. As a result of the UIGEA, the Company will not support licensees who take wagers from U.S.-based players.

However, the Internet casino and Internet poker markets outside the U.S., the core areas of our business, are expected to continue to grow rapidly. The non-U.S. online casino market is estimated to be worth $2.9 billion, and this market is expected to grow to approximately $4.0 billion by 2012. The online poker market outside the US was estimated to be worth $2.1 billion at the end of 2008 and is expected to increase to $3.1 billion by 2012 (source: GBGC).

We are leveraging our strong U.K. licensee base to continue to focus our sales and marketing efforts in our key markets of the U.K. and Continental Europe, and to explore longer term prospects in other markets outside the U.S. Our strategy in these markets includes the use of or introduction of multi-language and multi-currency software versions, by marketing current languages and currencies and introducing new ones with existing and new customers, as well as exploring foreign payment options that increase the ability of our customers to attract a broader, international player base.

CryptoLogic has also made some strategic, long-term investments into Asia. In 2007 and 2008, we acquired minority interests in several Asian game developers as our initial entry into this region, including an investment in South Korea’s Mobilebus Inc., one of Asia’s fastest growing mobile and PC game developers and publishers. Additionally, the Company made a strategic investment in Mahjong Time, an innovative provider of online Mahjong software and turnkey solutions and agreed to invest up to $2.5 million for a significant minority equity stake. Industry experts expect Asia to be the fastest growing and ultimately the largest online gaming market in the world. China alone has over 135 million Internet users, making it the world’s second largest user group after the United States. In addition, China has the world’s largest mobile phone market with more than 400 million subscribers, many of whom are expected to switch to the high-speed 3G networks over the next few years, providing a platform for substantial growth for game and content developers.

While CryptoLogic believes that Asia will be the next major Internet gaming market, there are regional legislative issues and limited payment forms to support the industry today. Accordingly, CryptoLogic does not expect Asia to be a major revenue contributor in the near term. Our Singapore office is responsible for advancing our strategy and business development in Asia.

REVENUE SOURCES

Substantially all of our revenue is of a recurring nature in that WagerLogic’s licensees pay an ongoing fee each month over the contract term for the licensing and support of our software, calculated as a percentage of each licensee’s level of activity. Additional revenues are derived from other sources including fees for the provision of software customization, and advertising and marketing services related to our portal business. Historically, we experience seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

In 2008, revenue was $61.5 million (2007: $73.7 million), with 90.9% (2007: 93.6%) of this amount represented by ongoing software licensing fees. Other revenue sources, which primarily included fees for software customization and advertising and marketing services generated from our portal business, accounted for 9.1% of total revenue (2007: 6.4%).

Fee revenue from our casino business is calculated as a percentage of a licensee’s level of activity in its online casino site. By contrast, fees from Internet poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. $42.2 million or 68.5% of our total revenue was derived from our casino business in 2008 (2007: $49.5 million or 67.1%). Internet poker fees were $13.8 million or 22.4% of total revenue in 2008 (2007: $19.5 million or 26.5%).

As at December 31, 2008, we had 12 licensees located around the world, including well-known U.K. and global land-based gaming organizations, who operate under government authority where their Internet business subsidiaries are domiciled. Our top 7 licensees in 2008 accounted for approximately 81% of our total revenue. In addition, all of our licensees operate from one licensing jurisdiction serving customers based in multiple countries. The loss of one or more of these key licensees or their license to operate in the licensing jurisdiction or a material change in the terms of the license agreements could have a material adverse effect on our business, revenues, operating results and financial condition.

The Company’s principal geographic markets are in the U.K. and Continental Europe:

For the Years Ended December 31,	2008	2007	2006

United Kingdom	58%	49%	35%
Europe	33%	40%	32%
United States	0%	0%	30%
Other	9%	11%	3%
Total	100%	100%	100%

Prior to the enactment of the UIGEA which effectively banned online gaming in the U.S. by making it illegal to process the related financial transactions, approximately 70% of our licensees’ revenue was derived from non-U.S. sources. This compared to 30% of revenues derived from non-U.S. sources in 2001 when we initiated our global diversification strategy. After the UIGEA enactment, 100% of licensees’ revenue came from outside the U.S. We not support licensees who take wagers from U.S.-based players.

PRODUCTS AND SERVICES

Our Internet-based gaming and electronic commerce software products are used by licensees to create virtual casinos. The downloadable software package transfers the “front-end” information (i.e., playing cards, roulette wheel, dice numbers) between users and remote servers. The software package utilizes each user’s computer to generate the graphics of the virtual casino or bingo hall, while the licensees’ gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable. Many of our most popular casino games are also available on either the Flash or Java platforms, which provide an entertaining gaming experience without having to wait for software to download.

Among other things, our software contains proprietary encryption features, which allows secure transmission of data, and permits our licensees to offer multi-player games, a panoramic virtual casino floor populated by real players, progressive jackpots, Internet browsing features and inter-player chatting.

As part of our commitment to safe and responsible gaming, our gaming solution provides personal options and security features including deposit and bet limits, temporary and permanent account locks, personal identification verification, and online tracking of a player’s gaming activity and financial transactions. We are also able to restrict registration and game play from residents of prohibited jurisdictions.

Our gaming solution is complemented by e-cash systems and support. We provide Internet-based electronic commerce support and technology to our licensees and their respective customers and maintain, through subsidiaries, electronic commerce accounts for both merchants of our electronic commerce software and their end-users.

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

Using our e-cash software, players can use a wide range of payment options, including credit and debit card and various electronic wallets. Web cashier accounts can be opened in United States dollars, British pounds sterling, and euro.

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

We view our marketing support services as a key differentiator in our product and service offerings, as they form a key part of the Company’s brand ownership and management strategy. For example, OIGE CG Limited, operator of the InterCasino brand, uses our marketing support services.

It is our objective to continue to introduce innovative software products, support tools and services that appeal to broad segments of gaming audiences worldwide. Since 2006, the Company has introduced more than 314 slot and casino table games and brought many famous entertainment brands to the Internet casino space. Highlights include unique, first-to-market offerings such as:

•

The Internet’s first and only multi-currency jackpot video slot games featuring popular Marvel action characters such as The Incredible Hulk, Daredevil, X-Men, Thor, Elektra, Ghost Rider, Spider-Man and The Fantastic Four, and, more recently, Sub Mariner. All these brands have been exclusively licensed for CryptoLogic-developed games;

•

The world’s first and only play-for-real slot versions of highly popular online casual games, such as Cubis, an award-winning, three-dimensional puzzle game, and Bejeweled, a gem-matching game –both among the most played games on AOL, MSN and other major portals – and most recently, Jewel Quest, a popular puzzle-match game;

•

Our own patented games including the progressive jackpot slot, Millionaires Club, which awarded the two largest online jackpots in history; and a new patent-pending game, Multi-Hand Video Blackjack, which brings together blackjack and video poker;

•

Our own Texas Hold’em Bonus Poker, which is the first-ever online version of the widely popular land-based casino game and combines the huge popularity of poker with the excitement of a casino card game; and

•	The Internet’s first “Fruit Machines”, a tradition in U.K. pubs.
•	The first-ever slot version of the world-famous Street Fighter II arcade game.
•	New games, coming in 2009, based on world-famous DC Comics characters such as Superman, Batman, Wonder Woman and others.

We also operate a gaming portal business under two brands: Casino.co.uk and WinnerOnLine. These portals earn advertising revenue from gaming operators, and direct traffic to operator sites and those sites owned by the Company’s licensees – providing a known-name marketing channel and a player acquisition tool for licensees.

PATENTS AND OTHER INTELLECTUAL PROPERTY

Our general policy has been to seek patent protection for gaming innovations where proprietary rights will improve our competitive position. At December 31, 2007, we held a patent on our Millionaires

Club™ slot game, which offers million-dollar-plus online jackpots. We also have patents pending on certain other gaming innovations.

We also license intellectual property, generally on an exclusive basis, from third parties for use in our games including the world’s first and only play-for-real, slot version of the popular gem-matching game, Bejeweled, and the Internet’s first and only multi-currency jackpot video slot games featuring popular Marvel action characters such as SpiderMan, the Fantastic Four,The Hulk,Daredevil,X-Men, Thor,Silver Surfer,Elektra and Ghost Rider. We also have introduced a slot version of Sudoku.

GLOBAL REGULATORY ENVIRONMENT

While the United Kingdom (“U.K.”) and other European jurisdictions such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France (which all operate state-sponsored gaming monopolies), are taking action aimed at banning foreign online gaming operators. Such actions by these European Union (“EU”) member states appear to be in conflict with EU Treaty law governing the free movement of goods and services throughout the European Union. This view is supported by a number of decisions of the European Court of Justice over the past several years, which have overturned the laws of many EU member states which purport to ban non-state sponsored gaming (including on-line gaming). In addition, the actions of these member states have prompted the European Commission (“EC”) to look at creating a new Services Directive that could harmonize the treatment and operation of online gaming throughout the EU, which Directive would be in line with the EC’s goal of encouraging a free and open market throughout the entire Union. There is no indication that any such Directive will be introduced in the near term, as there is a great deal of political opposition to such a Directive at present. In the meantime, however, the EC has initiated infringement proceedings against some EU member states in relation to alleged breaches of Articles 43 and 49 of the EC Treaty (which articles enshrine the principles of freedom of establishment and movement of services).

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

Elsewhere in Europe the legislative environment continues to evolve, with some countries showing signs of following the U.K.’s lead while others are moving to protect state gambling monopolies. The EU Commission has commenced infringement proceedings against some member states that are taking a protectionist approach – a development that we believe is favorable to the industry in Europe.

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

Our regulatory leadership contributed to the Company signing a milestone exclusive three-year agreement with Holland Casino, our first government-owned casino operator licensee, in 2007. The new sites to be run by Holland Casino on behalf of the Dutch government were ready to be launched, subject to government ratification. In April 2008, a narrow vote by Dutch parliamentarians prevented Holland Casino from establishing its Internet gaming sites. While we had hoped to benefit from the establishment of such sites, we were fully compensated for our development work.

For more information regarding the global regulatory environment in which the Company and its licensees do business, refer to “Risks Related to the Industry” under “Item 3. Key Information.”

COMPETITIVE ENVIRONMENT

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. Given the stage of development of the industry and the number of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile. In addition to current known competitors, traditional land-based gaming operators and other entities, many of which have significant financial resources and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors. Increased competition from current and future competitors and increased expenditures has and could continue to result in the reduction of our margins, or could result in the loss of our market share.

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

While it is difficult to confirm the exact number of Internet gaming sites since most companies are private, GBGC estimates there are around 2,400 online gaming properties down from more than 2,800 several years ago. This decrease points to industry consolidation. As Internet gaming has developed and increased in sophistication, so have the players who can choose from a proliferation of sites. Competition for players’ attention and share of wallet is intensifying, and players are demanding more value, more games and an enhanced entertainment experience.

The global nature of the Internet makes most Internet markets, including the online gaming industry, relatively accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass, regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to known current competitors.

C. ORGANIZATIONAL STRUCTURE

The organizational structure of the Company as of December 31, 2008 is set forth below. CryptoLogic Limited, a company incorporated under the laws of Guernsey with its corporate headquarters in Dublin, Ireland, provides executive functions to our corporate group. Our CryptoLogic Inc. subsidiary located in Canada provides software development, upgrades and technical support for our WagerLogic Limited subsidiary. Located in Cyprus, Malta and the U.K., the WagerLogic group of companies provides software hosting and licensing for our Internet gaming software, e-cash systems and support, customer support, marketing support and other services to third-party gaming operators or licensees around the world. Our ECash Direct subsidiary provides e-cash systems and support that enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our AdsDotCom subsidiary offers marketing services to licensees. Our CryptoLogic Asia subsidiary is responsible for advancing the Company’s strategy and business development in Asia.

CryptoLogic Exchange Corporation and CryptoLogic Callco ULC exist solely to facilitate the exchange of shares for CryptoLogic Limited in connection with the Arrangement (refer to page 1 of this annual report for further information regarding the Arrangement).

D. PROPERTY, PLANTS AND EQUIPMENT

The following table sets forth the Company’s principal leased properties.

Company	Location	Principal Use	Approx. Area (sq. ft.)	Term of Lease	Current Rent (per annum)

CryptoLogic Limited	Dublin, Ireland	Head office	5,400	4 years 10 months	€182,758
CryptoLogic Inc.	Toronto, Canada	Research and development	40,834	10 years	C$1,344,600
CryptoLogic Inc.	Toronto, Canada	Research and development	11,426	8 years 3 months	C$373,859
WagerLogic Limited	Nicosia, Cyprus	Software licensing and support	9,900	3 years 3 months	€127,667
Ads Dot Com Limited	London, England	Marketing support	4,880	3 years 5 months	£282,928

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian GAAP and U.S. GAAP for the years ended December 31, 2008, 2007 and 2006 are disclosed in Note 22 to our audited consolidated financial statements.

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2008, 2007 and 2006 as set out in this annual report under “Item 17. Financial Statements.”

OVERVIEW

2008 was a year of change and transition for CryptoLogic. The Company’s 2008 financial results reflect the ongoing challenges of operating entirely outside the U.S., the global economic recession and the need for CryptoLogic’s new management to develop a new strategy for a new era. Revenue declined by 16.6% to $61.5 million (2007: $73.7 million) and the Company recorded a loss of $32.7 million (2007: profit of $5.5 million). Net cash as at December 31, 2008 was $43.8 million (2007: $77.5million).

Highlights of our 2008 customer-related revenue activities and our announced strategy for 2009, including the outsourcing of our poker network to GTECH, are discussed above in “B. Business Overview” and in “Item 4. Information About the Company.”

With difficult global economic conditions anticipated to continue, CryptoLogic is taking a cautious view to its operating and financial prospects in 2009. Competition is intensifying for players and market position and growth in online poker has moderated. Given the trend to regulate online gaming in certain European markets, the costs associated with carrying on our business may increase as regulatory initiatives may require greater resources to meet changing compliance standards.

In order to remain competitive, CryptoLogic has had to devote increasing financial and human resources to meet the technological and regulatory challenges. As product diversification and player sophistication increases, our need to hire greater numbers of software and industry specialists has increased. This has contributed to higher operating costs to accommodate the growth of our business and in order to maintain our competitive advantage in our priority game areas. We intend to use current resources to execute current projects and take advantage of revenue-enhancing opportunities. We have reduced our expenses and will continue to focus on maintaining close control over discretionary expenditures as we align with the new market environment.

Due in part to the elimination of the costs of running a stand-alone poker network, management expects its strategic plan in 2009 to reduce annual operating costs. Due to this reduced operating costs and executing our new growth strategy, management believes CryptoLogic will return to profitability and positive cash flow.

A. OPERATING RESULTS

Comparison of 2008 and 2007

Revenue

CryptoLogic recorded revenues for the year ended December 31, 2008 of $61.5 million, a decline of 16.6% (2007: $73.7 million).

Licensing fees and services from our casino licensees are calculated as a percentage of a licensee’s level of activity in its online casino site. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

Internet Casino

Internet casino fee revenue decreased to $42.2 million or 14.7% for the year ended December 31, 2008 (2007: $49.5 million).

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in its online casino site. This is affected by the number of active players on the licensee’s site and their related gaming activity. In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee’s marketing programs. Internet casino revenue is also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollar, our functional currency.

In 2008, Internet casino fee revenue benefited from a $1.0 million reduction in expected royalty payments. In 2007, Internet casino fee revenue benefited from two non-routine items recorded during the year, a revision of our estimate to discharge future jackpot payouts of $4.5 million as well as a $2.0 million reduction in our accrual for contingencies. After normalizing for these items, Internet casino revenue decreased by approximately 4.2% in 2008. This decrease in revenue is due to the stronger U.S. dollar in relation to both the euro and the British pound, the poor performance of a major licensee as well as general macro economic conditions which primarily impacted the final quarter of fiscal 2008. The decrease in revenue is offset in part, by efforts to replace the business lost due to the passage in the U.S. of the Unlawful Internet Gambling Enforcement Act (“UIGEA”) by expanding in other markets primarily continental Europe and the successful release of its newest line-up of casino games.

Internet casino licensing and associated support fees constitute our core revenue base, representing 68.5% of our total revenue in 2008 (2007: 67.1%). While casino fees declined in absolute dollars they have increased as a percentage of total revenue because of the success of new games and the decline in poker.

We intend to continue delivering a succession of new product innovations, thereby generating additional activity and interest in our licensee sites. This in turn generates online licensee fees which will grow our casino business. While online casino fee revenue growth outside the U.S. is predicted to remain strong, we expect organic growth will be insufficient to return to the 2006 revenue base in the short term. Consequently we continue to aggressively explore other alternatives including new licensees to increase revenues and continue to control costs as we grow revenues outside of the U.S. and return to record levels of earnings.

Internet Poker

Poker fees remain a significant revenue contributor to the overall revenue of CryptoLogic at 22.4% of total 2008 revenue (2007: 26.5%). However, our Internet poker licensee fees declined to $13.8 million or 29.2% (2007: $19.5 million) primarily due to a slowing of growth in European poker.

CryptoLogic offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Online poker revenue is also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollar, our functional currency. Players prefer poker rooms with strong “liquidity” – rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis. During the year, the Company announced plans to merge its major poker customers into a third party international poker network during the first quarter of 2009. We expect this integration to decrease poker revenues in absolute terms, but decrease costs associated with delivering poker revenues at a greater rate.

Other Revenue

Other revenue increased to $5.6 million or 19% (2007: $4.7 million), which included fees for software customization and advertising and marketing services generated from our portal business. The increase in other revenue is primarily due to a $1.2 million benefit associated with a review of our e-cash operations, which resulted in a reduction in expected future payments as well as increased advertising revenues associated with our portal business due to the acquisition of casino.co.uk. Partially offsetting these increases were fewer commerce based transactions. Other revenues accounted for 9.1% of total revenue (2007: 6.4%).

Recurring Revenue

CryptoLogic’s strong recurring licensee fees reflect the strength of a revenue model based on building long-standing relationships with premium customers. In 2008, 90.9% (2007: 93.6%) of CryptoLogic’s fee revenue was generated from software licensing and services contracts that generate recurring revenue.

During 2008, we began licensing individual branded games to leading online gaming companies and have secured several contracts which we will earn revenue on a revenue share basis. During 2009, the Company expects to complete the deployment of the games and is expected to generate significant revenue in 2009 and beyond. In addition, we have secured additional royalty rights including arrangements with DC Comics for the use of Batman and Superman and with Paramount Digital Entertainment for a collection of approximately 20 feature films. These additional royalty rights will provide ongoing interest in products, and better allow our licensees to attract customers.

Seasonality

Historically, the Group has experienced seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Historically, the first and fourth quarters (during the winter and autumn seasons) have been the strongest revenue periods.

Expenses

Consistent with prior years, during 2008 we incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization. Additionally, due to several factors including the Company’s decision to merge its poker room and macro-economic factors, the Company has recorded poker room integration costs, impairments of long term assets and departure costs associated with the Company’s former CEO.

Total expenses increased to $99.6 million or 37.6% (2007: $72.4 million) primarily due to charges recorded in 2008 for impairments of long-term assets ($16.1 million), poker room integration costs ($3.1 million), departure costs associated with our former CEO ($3.4 million) as well as increased operating and general and administrative costs.

We continue to focus on maintaining close control over all discretionary expenditures as we align to the new market environment. We expect our costs to decrease in absolute terms substantially in 2009, as we execute on the reorganization plan announced in November 2008 where we expect to decrease recurring costs between $12 million to $15 million.

Operating Expense

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and long-term incentive program; licensee support; e-cash systems and support costs; customer service expense; and expense related to regulatory compliance.

Development costs are expensed as incurred unless costs meet the criteria for deferral and amortization under generally accepted accounting principles.

Total operating expense was $55.6 million, or 90.4% of revenue (2007: $49.4 million or 67.1%). The increase in operating expense was primarily due to approximately $6.1 million loss on foreign exchange recorded during the third and fourth quarters as the U.S. dollar appreciated by approximately 34% against the British pounds and 12% against the euro when the Company had significant net asset positions in these currencies. Other contributing factors to the increased operating expense for the twelve months ended December 31, 2008 when compared to the same period of the prior year were increased consulting costs and marketing costs, as the Company focused on adding to its developmental capacity and increasing its marketing activity in new and existing markets. Operating expense in 2008 was favorably impacted by reduced compensation, reduced costs recorded in connection with the Company’s long-term incentive plan, and e-cash processing fees. The reduced cost associated with the Company’s long-term incentive plan was due to revised expectations on the probability of meeting the respective targets.

We must continue our investment in our core product and services to help licensees grow market share and player loyalty despite the reduction in revenue. Consequently we have gaming capacity for additional licensee fees that we are aggressively looking to fill.

At December 31, 2008, CryptoLogic had 276 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, down from 310 a year earlier.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In 2008, G&A expense of $13.7 million represented 22.2% of revenue (2007: $10.2 million or 13.8%), an increase both as a percentage of revenue and in absolute dollars.

The increase in G&A expense in 2008 as compared with 2007 is a result of increased professional fees associated with our annual audit and compliance with Sarbanes Oxley, additional expense for tax planning, increased fees for advice for merger and acquisition opportunities and consulting fees associated with the protection of our intellectual property. G&A expense was also negatively impacted by increased occupancy costs associated with the establishment of our executive headquarters in the Republic of Ireland.

Reorganization Charges

In November 2008, the Company announced plans to merge its poker network with one of the world’s leading gaming technology and services companies. Accordingly the Company has recorded a charge of $1.4 million primarily comprising of severance costs and professional fees.

In 2007, the Company recorded reorganization charges associated with our establishment of the executive headquarters in the Republic of Ireland and the restructuring of the organization during the year. In 2007, such costs totaled $5.7 million or 7.7% of revenue and primarily comprise professional fees and expenses related to employee relocation and severance.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets to support our business activities.

Amortization expense was $5.9 million, or 9.6% of revenue (2007: $6.6 million or 8.9%). The decrease in amortization reflects lower investments in computer equipment, and software licenses offset by a full year of amortization of purchased intangibles for casino.co.uk and Parbet.com.

Poker-Room Integration Costs

During 2008, the Company announced its plans to integrate our poker operations with a third party poker network. Accordingly the Company identified certain assets including software development projects and certain program costs where their carrying value exceeded the fair value of these assets. Poker room integration costs include poker related program costs of $2.5 million as well as the write off of in process software development projects of $0.4 million and other costs of $0.2 million.

Impairments of Long-Term Assets

The Company regularly reviews its assets for impairment. During 2008, the Company determined that the carrying values of certain software development projects and intangible assets exceeded their fair value and took a charge of approximately $6.7 million and $7.2 million, respectively. Furthermore, the Company determined that the carrying value of its investment in Mikoishi, a game developer located in Singapore, was greater than its fair value and recorded a $2.2 million charge.

Departure Costs of Former CEO

In February 2008 the former President and CEO departed the Company. The Company has recorded a charge of approximately $3.4 million associated which included departure payments of approximately $2.9 million and related professional fees of $0.5 million.

Interest Income

Interest income, comprising interest earned on cash and short term investment balances, declined to $2.1 million in 2008 (2007: $6.2 million). The decrease was as a result of lower cash balances due primarily to cash used in operating activities and lower interest rates earned on cash deposits.

Provision for Income Taxes

Income taxes were a benefit of $0.5 million (2007: expense of $1.0 million), and were net of a future income tax recovery. The decrease in 2008 primarily resulted from lower revenues and losses recognized. Changes in future income taxes result from differences between tax and accounting recognition with respect to certain of CryptoLogic’s expenses.

CryptoLogic is subject to tax in many jurisdictions. Subject to significant changes in the tax rates of those jurisdiction or significant changes in our corporate structure, the Company generally expects a blended tax rate of approximately 15%.

Recent amendments to Section 261 of the Income Tax Act in Canada permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation’s “functional currency” as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars. As at December 31, 2008 the amending legislation had not met the requirement of being “substantively enacted” for purposes of Canadian generally accepted accounting principles. Accordingly, the effects of the October 2008 election have not been incorporated in the accompanying consolidated statements of earnings and comprehensive income for the year ended December 31, 2008. This amendment become law in the first quarter of 2009, and allowed us to record a benefit to income tax of approximately $1.4 million. We are subject to Canadian GAAP but taxes are based on the local rules and laws. So not all of our subsidiaries are either resident in Canada and would pay the tax based on their local jurisdiction.

Minority Interest

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice approved plan of Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company. As part of the Arrangement, the Company issued either an equivalent amount of common shares of the Company or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of the Company.

The common shares of the Company owned by CEC are considered a non-controlling interest of the Company for accounting purposes only and consequently, a proportional amount of the net earnings before minority interest associated with subsidiaries directly or indirectly owned by CEC is recorded as minority interest.

Minority interest will continue until all Exchangeable Shares have been exchanged into common shares of the Company or until June 1, 2014 when CEC will redeem all outstanding Exchangeable Shares in return for common shares of the Company.

(Losses)/Earnings

CryptoLogic recorded a loss of approximately $32.7 million for the twelve months ended December 31, 2008 as compared with net income of $5.5 million for the same period in 2007. The decrease in profitability for the year ended December 31, 2008 as compared with the same period of the previous year was due to impairments of intangible assets associated with the Parbet acquisition, adjustments to the carrying value of certain software development projects, costs associated with the integration of our poker room with a third party network, departure costs associated with our former CEO, reorganization charges and declines in casino and poker revenue.

Foreign Exchange

Our financial results are reported in U.S. currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British Pounds, euro, and Canadian Dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

In 2008, the Company recognized a total foreign exchange loss of $6.2 million (2007 - foreign exchange gain of $0.68 million), which is recorded as an operating expense in the accompanying consolidated statements of earnings.

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

Comparison of 2007 and 2006

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

Substantially all of our revenue is of a recurring nature in that our licensees pay an ongoing fee each month pursuant to software licensing and services contracts that generally extend three years in term. In 2007, recurring revenue represented 93.6% of licensing and support revenue (2006: 89.5%).

Additional revenues are derived from other sources including fees for the provision of software customization, and advertising and marketing services related to our portal business. In 2007, other revenue decreased 56.9% to $4.7 million or 6.4% of total revenue (2006: $10.9 million or 10.5%). The decline was primarily a result of the non-recurring revenue from our exit agreement with Betfair in October 2006 resulting in no revenues received in 2007, and reduced marketing support revenue due to the UIGEA.

Internet casino and Internet poker remained core product areas for CryptoLogic. In 2007, Internet casino fee revenue decreased to $49.5 million or 67.1% of total revenue (2006: $59.2 million or 56.9%). While casino fees declined in absolute dollars due to UIGEA, they have increased as a percentage of total revenue because of the success of new games and casino launches for World Poker Tour and Parbet in 2007.

In 2007, Internet poker fees decreased to $19.5 million or 26.5% of total revenue (2006: $33.9 million or 32.6%). This decrease was primarily due to the UIGEA and the exit of Betfair from the poker room, both in October 2006, and a slowing of growth in European poker. Poker fee growth is expected only with the addition of new licensees.

Expenses

In 2007 and 2006, we incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization.

Total expenses declined to $72.4 million in 2007 (2006: $81.6 million), as we focused our attention on adjusting our cost base to the significant reduction in revenues post UIGEA implementation. We continue to focus on maintaining close control over all discretionary expenditures as we align to the new market environment.

Operating Costs

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

Operating expense was $49.4 million or 67.1% of total revenue (2006: $64.7 million or 62.2%). Our 2007 operating expenses have decreased in absolute terms when compared to the prior year due to reduced compensation costs, software development expense and e-cash processing fees. The reduction in the e-cash processing fees was associated with better management of our external providers, lower revenues and financial transaction levels. These decreases were offset in part by a one-time charge of $1.75 million associated with the program costs of a major licensee.

We must continue our investment in our core product and services to help licensees grow market share and player loyalty despite the reduction in revenue. Consequently we have gaming capacity for additional licensee fees that we are aggressively looking to fill.

At December 31, 2007, CryptoLogic had 310 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, compared with 400 in 2006.

General and Administrative Costs

General and administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In 2007, G&A expense of $10.2 million represented 13.8% of total revenue (2006: $7.9 million or 7.6%). The increase in 2007 G&A expense was primarily a result of professional fees from additional tax planning, cost associated with the implementation of Sarbanes Oxley and advice for merger and acquisition opportunities. In addition, occupancy costs increased with the new head office in Ireland and offices in Malta and Singapore.

Reorganization Charges

One-time reorganization charges are associated with our establishment of the executive headquarters in the Republic of Ireland in 2007 and the related restructuring of the organization initiated in 2006. In 2007, such costs totaled $5.7 million or 7.7% of revenue (2006: $3.7 million or 3.6%) and primarily comprised professional fees and expenses related to employee relocation and severance.

Finance Costs

Finance costs include bank charges and fees for bank drafts. These costs were fairly consistent and at $0.55 million in 2007 (2006: $0.55 million). Finance costs remained less than 1% of revenue in the past three years.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets to support our business activities.

Amortization expense was $6.6 million or 8.9% of revenue (2006: $4.8 million or 4.6%). In 2007, the increase from the previous year reflected purchased intangibles for Casino.co.uk and Parbet.com, investment in computer equipment, and software licenses, in accordance with GAAP. The 2006 increase over 2005 reflected i) higher investment in computer equipment, leasehold improvements, software licenses, and capitalized software development expenses, where required by GAAP, and ii) change in the estimated useful life of computer equipment and office furniture and equipment.

Interest Income

Interest income, comprising interest earned on cash and short-term investment balances, declined to $6.2 million in 2007 (2006: $7.1 million). The decrease in 2007 was primarily due to the cash used in operations and the acquisitions of the Parbet assets and Casino.co.uk, and investments in Mikoishi and 568 Network Inc. We expect improvements in interest income as we work to return to previous balances.

Provision for Income Taxes

In 2007, income taxes were $1.0 million (2006: $4.7 million), and were net of a future income tax recovery. The decrease in 2007 primarily resulted from lower revenues and lower earnings. Changes in future income taxes result from differences between tax and accounting recognition with respect to certain of CryptoLogic’s expenses.

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

Earnings

Our earnings have been significantly impacted by our licensees’ loss of U.S. online gaming customers and have declined to $5.5 million or $0.47 per diluted share (2006: $24.8 million or $1.81 per diluted share).

B. LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic remained highly liquid and debt-free. Our strong balance sheet continues to provide the Company with the flexibility to fund working capital needs, pay dividends, repurchase our own shares through issuer bids, and pursue strategic initiatives and acquisitions consistent with our growth strategy.

Comparison of 2008 and 2007

During 2008, key uses of liquidity and capital resources included dividends paid of $5.4 million, repurchase of common shares under the Normal Course Issuer Bid of $1.4 million, capital expenditures of $4.5 million, investments in Asia of $2.7 million, earn out payment with casino.co.uk of $1.3 million, tax payments of $4.8 million and operating losses offset in part by a decrease in restricted cash.

We pledged $0.3 million in a security deposit at year end (2007: $1.5 million). We maintain security on deposits as collateral granted to banks and payment processors that process deposit transactions on our behalf.

We are also required to maintain a deposit of $5.0 million (2007: $20.0 million) to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit.

At December 31, 2008, we were required to maintain a deposit of $2.2 million that would have been paid to the Company’s former CEO if there had been a change in control of the Company prior to April 30, 2009. There was no change of control of the Company therefore the requirement to maintain this deposit no longer exists.

Operating Activities

Cash flow used in operating activities was $18.6 million for the year ended December 31, 2008. (2007: $11.9 million). Several factors contributed to the decrease in cash flow from operating activities from the prior year including, but not limited to:

•	losses from operations primarily due to reduced revenues and realized losses on foreign exchange;
•	departure costs associated with the termination of the Company’s CEO; and
•	working capital movements of $10.4 million associated with payments of tax and other liabilities.

Financing Activities

In 2008, $6.7 million was used for financing activities (2007: $2.8 million) primarily for repurchases of common shares under the Normal Course Issuer bid of $1.4 million and dividends paid of $5.4 million

While each future quarterly dividend is subject to Board approval based on our financial results for that particular period and the Board’s view from time to time on the optimal uses of cash, we expect to continue paying dividends on a regular basis. During 2009, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

Investing Activities

Investing activities provided $6.2 million in 2008 (2007: cash used in investing activities of $6.8 million). The increase in cash provided by investing activities was due to reductions in restricted cash and security deposits of $14.7 million as the Company reduced the amount to be maintained to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds, offset by capital expenditure of $4.5 million primarily associated with infrastructure improvements and the Company’s relocation of its HQ to Dublin, Ireland and investments in Jingle Inc., 568 and Mobilebus of $2.7 million as the Company executes on its expansion plans in Asia.

Working Capital

CryptoLogic’s working capital at December 31, 2008 was $41.2 million or $2.97 per diluted share (December 31, 2007: $68.2 million or $4.90 per diluted share).

In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under our Normal Course Issuer Bid.

User Funds Held on Deposit

User funds held on deposit decreased 51.6% to $10.8 million at December 31, 2008 (2007: $22.3 million). The decrease in user funds is due primarily to the reduction in our poker business.

Capitalization

Since inception, CryptoLogic has had neither debt nor unutilized credit facilities. At December 31, 2008, CryptoLogic had 12,728,077 common shares outstanding and 1,095,211 stock options outstanding. The 12,728,077 outstanding common shares excludes 1,090,974 (2007: 1,114,494) exchangeable shares in CryptoLogic Exchange Corporation (“CEC”) which are entitled to be exchanged on a one-for-one basis for common shares of the Company. Including the exchangeable shares of CEC, the outstanding common shares of the Company would be 13,819,051 (2007: 13,928,231). As of March 25, 2009 there were 12,731,979 common shares of CryptoLogic outstanding and 1,087,972 exchangeable shares in CEC outstanding.

As part of the 2007 reorganization, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of common shares of CryptoLogic. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc. The Exchangeable Shares can be exchanged for an equivalent amount of common shares of the Company at anytime and are accounted for as a minority interest. On June 1, 2014, CryptoLogic through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one common share of CryptoLogic for each Exchangeable Share. CryptoLogic has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on matters to be voted on by CryptoLogic shareholders. All outstanding options of CryptoLogic Inc. as of the date of the Arrangement were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc. The Exchangeable Shares provide those shareholders with the same voting and dividend rights as the common shares of CryptoLogic. No additional Exchangeable Shares will be issued and all stock options will give rise to the issue of additional common shares of CryptoLogic.

From December 3, 2008 to December 2, 2009, CryptoLogic has, through its Normal Course Issuer Bid, authorization to repurchase up to 1,267,871 common shares, under which we have yet to buy back any common shares. Our buyback programs allow us to repurchase our common shares on occasions when we believe that our common share price provides an opportunity to reduce our outstanding share capital at an attractive price. Under the 2007 Normal Course Issuer Bid, we repurchased and cancelled 124,905 common shares during 2008 for a total cost of $1.4 million.

Comparison of 2007 and 2006

During 2007, key uses of liquidity and capital resources included the acquisition of Casino.co.uk ($6.1 million) and Parbet ($11.8 million), investments in Mikoishi and 568 Network Inc. ($5.4 million), dividend payments ($6.7 million), purchase of capital assets ($13.1 million) and payment of two significant amounts to winners of cumulative jackpot games during the year ($14.1 million).

Security deposits and restricted cash are amounts held by the Company’s bank as collateral provided to foreign banks and payment processors that process deposits and credit card transactions, and are not available for general corporate purposes. For 2007 and 2006, security deposits and remained consistent at $1.5 million for each fiscal year. In 2007, we were also required to maintain restricted cash or a deposit of $20.6 million (2006: nil) to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. In February 2008, this requirement was reduced to $5.0 million.

Operating Activities

In 2007, cash flow used in operating activities was $11.9 million (2006: $40.7 million provided by operating activities). In 2007, several factors contributed to the decrease from the prior year including, but not limited to: (i) reduced profitability after accounting for non-cash items primarily due to the impact of UIGEA; (ii) costs associated with the relocation of our corporate headquarters to Dublin, Ireland; and (iii) reduced jackpot provisions due to significant cumulative jackpot payments.

Financing Activities

In 2007, $2.8 million was used for financing activities (2006: $2.7 million) related to: $3.9 million provided by the exercise of stock options during the year; and $6.7 million used for the payment of quarterly cash dividends.

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

Investing Activities

Investing activities used cash of $6.8 million in 2007 (2006: $55.4 million). In 2007, the use of cash was largely due to strategic acquisitions including the Parbet assets ($11.8 million), Casino.co.uk ($6.1 million), Mikoishi ($4.3 million) 568 Network Inc. ($1.1 million). As well, there was a reclassification of $20.6 million from cash to restricted cash primarily associated with a required deposit of $20.0 million to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. In February 2008, this requirement was reduced to $5.0 million.

Additionally, funds used for capital expenditures amounted to $13.0 million in 2007 (2006: $8.6 million), which related to purchases in the normal course of business for hardware, leasehold improvements, software licenses, and capitalized software development expenses. These decreases in cash were offset by a shift of $50.0 million into cash and cash equivalents from short-term investments to fund strategic investments completed during 2007.

Working Capital

CryptoLogic’s working capital at December 31, 2007 was $68.2 million or $4.90 per diluted share (December 31, 2006: $93.8 million or $6.83 per diluted share). In 2007, the decrease was primarily related to i) lower earnings due to the UIGEA; and ii) cash used for strategic investments. .

In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under our Normal Course Issuer Bid.

User Funds Held on Deposit

User funds held on deposit increased 6.7% to $22.3 million at December 31, 2007 (2006: $20.9 million). In 2007, the increase reflected the success of our efforts to expand our licensee base despite a significant decrease at the end of 2006 reflecting the reduction of players’ deposits subsequent to the UIGEA enactment. Cash related to user funds on deposit is segregated and shown separately as an asset and liability on the balance sheet, and does not form part of the Company’s total cash position.

Capitalization

Since inception, CryptoLogic has had no debt and unutilized credit facilities. At December 31, 2007, CryptoLogic had 12.8 million Common Shares and 1.4 million stock options outstanding (2006: 13.6 million Common Shares and 1.0 million stock options). In 2007, the outstanding Common Shares excluded 1.1 million (2006: nil) Exchangeable Shares, which are entitled to be exchanged on a one-for-one basis with our Common Shares. Including the Exchangeable Shares, the Common Shares outstanding would be 13.9 million.

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

From November 14, 2007 to November 13, 2008, CryptoLogic has, through its Normal Course Issuer Bid, authorization to repurchase up to 1.28 million Common Shares. Under the 2007 Normal Course Issuer Bid, we repurchased and cancelled 124,905 common shares during 2008 for a total cost of $1.4 million..

From September 29, 2006 to September 28, 2007, the Company had, through its Normal Course Issuer Bid, authorization to repurchase up to 1.35 million Common Shares, under which we did not buy back any shares.

Critical Accounting Estimates

CryptoLogic’s accounting policies are specified in the notes to our financial statements, in particular note 1. The accounting estimates discussed below are considered particularly important as they require judgments by management. Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

Each time progressive jackpot casino games are played by an end user a specified amount is added to the “Jackpot”. The “Jackpot” is won by a player on a random basis and is not predictive. Each “Jackpot” also has a minimum amount of prize money. As the “Jackpot” progresses the Company regularly collects funds from participating licensees and assumes the liability of future “Jackpot” wins. Management provides for the “Jackpot” based on frequency of each game played, history of wins and minimum prize requirements. During 2007, the Company performed an analysis of the accumulation of the funds in the jackpot and a statistical analysis of the amounts required to address jackpot payouts. Consequently, the Company revised its estimated liability based on this analysis. In 2007, this change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4.5 million.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled. During the year, the Company reviewed its accounting for certain contingencies and determined $1.0 million was no longer required, which increased revenue by a corresponding amount.

Accounting for both current and future tax requires the Company to make assumptions, judgments and estimates about current tax laws, which require certain interpretations of tax laws in several jurisdictions around the world as well as possible outcomes of current and future audits conducted by the respective tax authorities. The Company has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although the Company believes our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of the current and any future tax audits could significantly impact the amounts provided for income taxes in its consolidated financial statements.

The Company’s assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate.

Any of the assumptions, judgments and estimates mentioned above could cause the Company’s actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

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

The Company’s long-lived assets comprise capital assets and intangible assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or groups of assets and its eventual disposition. These calculations including determination of undiscounted future cash flows require the Company to make assumptions, judgments and estimates which materially effect the calculation. Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

Goodwill is tested for impairment at least annually and requires the Company to make assumptions and judgments about its implied fair value. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of earnings and comprehensive income.

Recently issued and adopted accounting pronouncements

Recently issued accounting pronouncements

Canadian Institute of Chartered Accountants Handbook (“Handbook”) Section 3064, Goodwill and Intangible Assets

Section 3064, Goodwill and Intangible Assets, is effective from January 1, 2009 and converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards. The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets. The Company is evaluating the impact of adopting the above standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

On June 27, 2008 the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable.

The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

Phase One: Scoping and Diagnostics, which involves identification of differences between current Canadian GAAP and IFRS is underway.

Phase Two: Analysis and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

Recently adopted accounting pronouncements

Handbook Section 1535, Capital Disclosures

Handbook Section 1535, Capital Disclosures (“Section 1535”), establishes standards for disclosing information about a company’s capital and how it is managed to enable users of financial statements to evaluate the Company’s objectives, policies and procedures for managing capital. This section is effective for the Company’s fiscal year ending December 31, 2008. The Company has adopted the above standard and included the required disclosures in the notes to the consolidated financial statements.

Handbook Section 3862, Financial Instruments - Disclosures

Handbook Section 3862, Financial Instruments - Disclosures (“Section 3862”), requires disclosure in the financial statements that will enable users to evaluate the significance of financial instruments for a company’s financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. This accounting standard is effective for the Company’s fiscal year ending December 31, 2008. The Company has adopted the above standard and included the required disclosures in the notes to the consolidated financial statements.

Handbook Section 3863, Financial Instruments - Presentation

Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”), establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation. This accounting standard is effective for the Company’s fiscal year ending December 31, 2008. The Company has adopted the above standard and included the required disclosures in the notes to the consolidated financial statements.

C. RESEARCH AND DEVELOPMENT

We make significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market. Research and development personnel comprised 34% of our workforce at 2008 year end (2007: 23%, 2006: 23%). Our research and development expenditures, which are accounted for as part of operating expenses, totaled $55.6 million in 2008 (2007: $49.4 million; 2006: $64.7 million).

D. TREND INFORMATION

Refer to the Overview at the beginning of this “Item 5. Operating and Financial Review and Prospects” above.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of May 12, 2009, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. CONTRACTUAL OBLIGATIONS

The following table summarizes our known contractual obligations as of December 31, 2008:

Payment due by period (in thousands of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Facility leases	$ 13,666	$ 2,300	$ 4,540	$ 4,292	$ 2,534
Guaranteed minimum royalty payments and purchase commitments	$ 5,850	$ 1,693	$ 3,478	$ 679	$ -
Total	$ 19,516	$ 3,993	$ 8,018	$ 4,971	$ 2,534

G. SAFE HARBOR

Refer to “Cautionary Statement Regarding Forward-Looking Information” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table and the narrative that follows set forth the name, age, residence, position, date of first election of each director and member of senior management for CryptoLogic, including the predecessor company as at June 3, 2009.

Name and Municipality of Residence	Age	Principal Occupation	Served as a Director(5)/ Officer Since
Thomas Byrne(1)(2)(3) Dublin, Ireland	58	• Director • Self-employed Chartered Accountant	April 13, 2007
Stephen H. Freedhoff, CA, CFP(1)(2) Toronto, Ontario	74	• Director • Self-employed consultant	May 1, 2003
David M.J. Gavagan(1) Dublin, Ireland	58	• Director(8) • Self-employed consultant	June 17, 2008
Brian Hadfield(4) Gerards Cross, England	56	• Director • President and CEO	May 30, 2007
Robert H. Stikeman(3)(4) Toronto, Ontario	63	• Chairman of the Board and Director(6) • Partner, Stikeman Keeley Spiegel Pasternack LLP (a law firm)	March 7, 1996
Stephen B. Taylor, CA Dublin, Ireland	51	• Director • CFO	August 8, 2005
Wai Ming Yap(3)(4)(7) Singapore	47	• Director • Partner, Stamford Law Corporation	May 30, 2007
(1)

Member of Audit Committee at December 31, 2008 and up to June 3, 2009. In connection with the election of Mr. Wallace to the Board of Directors, the composition of the Audit Committee was changed such that Mr. Wallace replaced Mr. Gavagan.

(2)

Member of Remuneration Committee at December 31, 2008 and up to June 3, 2009. In connection with the election of Mr. Wallace to the Board of Directors, the composition of the Remuneration Committee was changed as Mr. Wallace and Mr. Gavagan were added to the existing committee members.

(3)

Member of Nominating Committee at December 31, 2008 and up to June 3, 2009. In connection with the election of Mr. Wallace to the Board of Directors, the composition of the Nominating Committee was changed as Wai Ming Yap was replaced by Mr. Wallace.

(4)

Member of Compliance and Governance Committee at December 31, 2008 and up to June 3, 2009. In connection with the election of Mr. Wallace to the Board of Directors, the composition of the Compliance and Governance Committee was changed as Mr. Wallace and Mr. Gavagan were added to the committee and Yap Wai Ming resigned

(5)	Each director is elected annually to hold office until the next annual meeting of shareholders.
(6)

On May 15, 2008, the Company announced that David Gavagan will replace Robert Stikeman as Chairman of the Board after the annual shareholder’s meeting on June 3, 2009. Mr. Stikeman will continue to serve as non-executive director.

(7)	Wai Ming Yap is not standing for reelection in connection with our annual shareholder’s meeting on June 3, 2009.

Biographies of each of the directors and officers set out in the above table and their respective positions held for the last five years are noted below.

Thomas Byrne is a Chartered Accountant and was a partner of a global accounting firm before joining Ireland’s largest brokerage house in 1987. He was head of corporate finance at the brokerage house until he set up his own corporate advisory company in 2001. Mr. Byrne is Chairman of the Board’s Audit Committee. At present, Mr. Byrne also serves as a non-executive director of a number of companies, both public and private, and is actively involved in advising early stage companies in Ireland. Mr. Byrne is a non-executive director of public companies: Eco Securities Group PLC and SWIP II PLC. Mr. Byrne also sits on the Irish Takeover Panel.

Stephen H. Freedhoff, CA, CFP has been a self-employed consultant since July 1999. Prior to that, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff had been a Director of the Company from May 1, 2003 to June 30, 2007, and had also served as Chairman of the Board’s Audit Committee until May 31, 2007. He rejoined as a Director of the Company on February 27, 2008, and is Chairman of the Board’s Remuneration Committee. Mr. Freedhoff holds non-executive directorships at IBI Income Fund, IAMGOLD Corporation, and CryptoLogic Exchange Corporation.

David M.J. Gavagan was the co-founder and managing/senior partner of Hibernia Capital Partners, where he served in this capacity from 1996 until the fund closed in 2006. Hibernia Capital Partners was a private equity fund manager. At present, Mr. Gavagan is a self-employed accountant and serves as a non-executive director on a number of private companies.

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

Robert H. Stikeman was named Chairman of the Board in May 2003, has been a Director since May 30, 2002 and also has served as the Company’s Secretary since 1996. He has been a partner for the past 20 years in Stikeman Keeley Spiegel & Pasternack LLP, a Toronto Canada law firm he was instrumental in establishing. Mr. Stikeman holds non-executive directorships at Pure Diamonds Exploration, Inc. and CryptoLogic Exchange Corporation.

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

Wai Ming Yap is not standing for reelection in connection with our annual shareholder’s meeting on June 3, 2009. However, on May 15, 2009, the Company announced that it proposes to appoint James Wallace as an independent non-executive director at the annual shareholder’s meeting. Mr. Wallace’s appointment, if approved by shareholders, will increase the total number of independent directors to four. Mr. Wallace, a Fellow of the Institute of Chartered Accountants in England & Wales, has extensive experience as a public company director. He is currently chairman of Scapa Group plc, the senior independent non-executive director and audit committee chairman of NCC Group plc, and a non-executive director of the Manchester Airport Group. Mr. Wallace previously served as Chairman of Bodycote International plc until 2008, senior independent non-executive director of Holidaybreak plc until 2008, Chairman of Sigma Capital Group plc until 2008 and Chairman of the audit committee of Sanctuary Group plc until 2007.

B. COMPENSATION

The following table presents all compensation in respect of senior management for the financial year ending December 31, 2008.

NAME AND PRINCIPAL POSITION	YEAR	SALARY	SHARE- BASED AWARDS	OPTION- BASED AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION		PENSION VALUE	ALL OTHER COMPENSATION	TOTAL COMPENSA-TION
		US($) (1)	US($)	US($) (2)	US($)		US($)	US($)	US($)
					ANNUAL INCENTIVE PLANS	LONG-TERM INCENTIVE PLANS
Brian Hadfield President and CEO and Director	2008	580,217	NIL	516,581	NIL	NIL	NIL	33,454 (3)	1,132,256
Stephen Taylor Chief Financial Officer	2008	313,554	NIL	154,974	NIL	NIL	18,813 (4)	372,804 (5)	860,145
Javaid Aziz President and CEO	2008	67,743 (6)	NIL	NIL	NIL	NIL	81,291 (7)	2,727,938 (8)	2,876,972
Shailesh Naik Managing Director, Singapore	2008	282,574	NIL	NIL	NIL	NIL	NIL	NIL	282,574
Jon Salmon Managing Director	2008	284,610	NIL	NIL	NIL	NIL	NIL	NIL	284,610
Michael Starzynski Chief Information Technology Officer	2008	265,861	NIL	NIL	NIL	NIL	NIL	NIL	265,861 (9)

(1) All amounts in this Table are expressed in US dollars. Unless otherwise indicated, where actual compensation was paid in a currency other than US dollars, the amounts in this Table are calculated based on the average effective local currency to US dollar exchange rate for fiscal year 2008.

(2) The fair value of the options awarded to both Mr. Hadfield and Mr. Taylor was determined using the Black Scholes valuation model, at the date of award, as prescribed by Section 3870 of the CICA Handbook assuming a 3 year useful life, risk free interest rate of 2.74%, volatility factor of 46.11% and a dividend yield of 2.12%.

(3) This amount is made up of a car allowance and amounts paid to Mr. Hadfield as directors’ fees for the period in fiscal 2008 that Mr. Hadfield was a non-executive director of the Company.

(4) All Ireland-based employees of the Company, including Mr. Taylor, participate in a pension plan administered in accordance with Irish standards, whereby the Company makes a pre-determined contribution on behalf of Mr. Taylor.

(5) These amounts are made up of 1) amounts earned by Mr. Taylor while working away from Ireland, 2) allowances for ongoing expenses provided to Mr. Taylor associated with his relocation and the relocation of his family to Dublin, Ireland including car allowance, cost of living adjustments, housing allowances and tuition reimbursements for the educational requirements of his family and 3) a retention bonus due on each anniversary of employment until February 14, 2010. Mr. Taylor’s duties require him to spend approximately one-third of his time away from Ireland. With respect to the portion of his compensation associated with his time away from Ireland, Mr. Taylor is paid through a consulting arrangement between a wholly owned subsidiary of the Company and a corporation wholly-owned by Mr. Taylor.

(6) Mr. Aziz served as President and CEO of the Company until February 26, 2008.

(7) This was paid to Mr. Aziz, with the intention that Mr. Aziz would contribute same into a self-directed pension plan.

(8) Mr. Aziz was terminated during fiscal 2008. This amount is comprised of payments made to satisfy contractual entitlements of Mr. Aziz on the termination of his employment. The amounts were denominated in British pounds but paid in euro at an exchange rate mutually agreed upon. The amounts included in the table are thus the U.S. dollar equivalents of said euro payments, based on the euro to US dollar exchange rate as at the date of payment.

(9) Mr. Starzynski’s employment was terminated effective January 19, 2009. He was paid a lump sum payment of C$510,000 (C$225,000 of which was paid on January 19, 2009 as a lump sum and the balance of which, being C$285,000, is to be paid in twelve equal monthly payments), in accordance with contractual obligations relating to such termination.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table presents information relating to all share-based and option-based awards outstanding as at December 31, 2008 in respect of senior management.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE- MONEY OPTIONS	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED
	(#)	(C$)(1)		($)		($)
Brian Hadfield	100,000	$19.00	05/15/13	NIL	NIL	NIL
Stephen Taylor	45,000 2,500 25,000 5,000 25,000 30,000	$24.05 $24.40 $26.80 $29.68 $18.56 $19.00	09/08/10 02/02/11 06/27/11 01/29/12 11/13/12 05/15/13	NIL	NIL	NIL
Javaid Aziz (1)	218,750	$28.66	04/30/09	NIL	NIL	NIL
Shailesh Naik (3)	20,000	$23.67	08/01/11	NIL	NIL	NIL
	4,000	$29.68	01/29/12	NIL	NIL	NIL
	25,000	$18.56	11/13/12	NIL	NIL	NIL
Jon Salmon (4)	NIL	NIL	NIL	NIL	NIL	NIL
Michael Starzynski	6,250 2,500 15,000 5,000 25,000	$15.70 $24.40 $26.80 $29.68 $18.56	01/22/09 (5)	NIL	NIL	NIL

(1) All stock option exercise prices are expressed in Canadian dollars.

(2) Mr. Aziz’s employment was terminated effective April 30, 2008. However, in accordance with contractual obligations owed to Mr. Aziz, the vested stock options granted to him during his employment with the Company remained in effect until April 30, 2009.

(3) Mr. Naik’s employment terminated as of January 31, 2009, and all vested and unvested options terminated on the date of his termination.

(4) Mr. Salmon’s employment terminated prior to the end of fiscal year 2008, and all vested and unvested options terminated on the date of his termination.

(5) Mr. Starzynski’s employment with the Company terminated on January 19, 2009, at which time all vested and unvested options held by him terminated.

Incentive Plan Awards – Value Vested or Earned During the Year

NAME	OPTION-BASED AWARDS - VALUE VESTED DURING THE YEAR	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR	NON-EQUITY INCENTIVE PLAN COMPENSATION - VALUE EARNED DURING THE YEAR
	($)	($)	($)
Brian Hadfield	NIL	NIL	NIL
Stephen Taylor	NIL	NIL	NIL
Javaid Aziz	NIL	NIL	NIL
Shailesh Naik	NIL	NIL	NIL
Jon Salmon	NIL	NIL	NIL
Michael Starzynski	NIL	NIL	NIL

Long-Term Incentive Plan

The long-term incentive plan (“LTIP”) was adopted by the Board of Directors with effect as of January 1, 2005. The LTIP is intended to enhance the Company’s ability to attract and retain high quality individuals to serve as officers and executives of the Company and to align the interests of officers and executives with those of shareholders of the Company. The LTIP provides performance-based incentives, payable in cash, Shares or a combination of both. Any payments in Shares are made through acquisitions of those Shares by the Company in the secondary market, which avoids any dilutive effect to shareholders’ interests. The LTIP provides for the granting of performance share units (“PSUs”) on a discretionary basis to reward participants for growth in the Company’s earnings per share and share price, with vesting occurring over a 3 year period (generally referred to as a “performance cycle”). In the LTIP’s inaugural year, 50% of the initial grant of PSUs was structured to vest at the end of year 2, and the remaining 50% at the end of year 3. In subsequent years, grants are generally structured to vest 100% at the end of year 3. Vesting may also be accelerated under certain circumstances, such as a change of control of the Company as defined in the LTIP, or a Participant’s death. The Chief Executive Officer, the President, each Vice President, each Director or Director-level executive, each other officer of the Company and certain consultants are eligible to participate in the LTIP, on a discretionary basis. Non-employee members of the Board of Directors are not eligible participants. Generally, PSUs granted under the LTIP are not transferable. PSU grants and the financial and performance objectives required for PSUs to vest are subject to review and approval of the Remuneration Committee.

The LTIP has been designed to reward participants for growth in earnings per share and share price through overlapping three-year performance cycles. The LTIP payout is generally based upon the product of three factors: (i) The number of PSUs awarded; (ii) the share price at the end of the performance cycle; and (iii) a “performance modifier” that is based upon cumulative earnings per share actually achieved by the Company during the performance cycle. Generally, if cumulative targeted earnings per share are not satisfied, no payouts are made. Initial grants were made under the LTIP in 2005. PSUs granted to Mr. Salmon and Mr. Starzynski matured on December 31, 2007 and were paid out in 2008. Further grants were made under the 2006 LTIP. However, given the payout conditions associated with the 2006 LTIP, the exit by the Company from the US market in October of 2006 made it highly improbable that the 2006 LTIPs would ultimately pay anything out to holders of 2006 LTIP PSUs. As a result, the Board of Directors determined in October 2006 that the value and payment of one-third of the 2006 LTIP PSUs would be guaranteed and paid out on maturity. The 2006 LTIP matured on December 31, 2008, and holders of 2006 LTIP PSUs received payouts of the guaranteed portion of the said PSUs in early 2009. Further grants were made under the 2007 LTIP. However, payouts are not expected as it is unlikely that the target cumulative annual growth required to meet the payout conditions will be achieved. No PSUs were granted in respect of the most recently completed financial year.

Pension Plan Benefits

Generally speaking, the Company does not provide pension benefits to senior management. The sole exception in this regard is Mr. Taylor, in respect of whom the Company is contractually obligated to contribute an amount equal to USD $18,813 per annum to the pension plan provided by the Company for all of its Ireland-based employees.

Termination and Change of Control Benefits

The following is a summary of termination and change of control payments or benefits accruing to senior management. All dollar amounts have been converted to $USD based on the average local currency to US dollar exchange rate applicable during fiscal 2008.

Brian Hadfield - President and CEO and Director

The Company and Mr. Hadfield entered into an employment agreement dated March 15, 2008. Pursuant to Mr. Hadfield’s employment agreement he is entitled to receive a fixed base salary. Any further review of his base salary for adjustment is to be based on an assessment of Mr. Hadfield’s achievement of over-all objectives as determined by the Company. Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than For Cause

Should the Company terminate Mr. Hadfield’s employment by giving notice, Mr. Hadfield will be entitled a lump sum payment made up of the following sums: (a) 12 months’ base salary; and (b) 12 months’ bonus, equal to the total amount of bonus received for the previous year of employment.

Termination With Respect to a Change of Control

(Each individual member of senior management contract contains a definition of “change of control” and such definitions are not necessarily identical in all cases.)

In the event Mr. Hadfield’s employment is terminated in connection with a change of control of the Company, Mr. Hadfield will be entitled to a termination payment as set out above, and in addition, he will be entitled to a lump sum payment equal to €473,000.

Voluntary Termination by Mr. Hadfield

Mr. Hadfield must provide the Company with a minimum of ninety (90) days’ written notice should he wish to voluntarily terminate his employment with the Company. In the event Mr. Hadfield voluntarily terminates his employment with the Company by providing such ninety (90) days’ written notice, and the Company exercises its right to waive such notice, Mr. Hadfield will be entitled to a lump sum payment equivalent to the his base salary and bonus for the balance of the notice period that remains outstanding on the date the Company exercises such waiver.

Javaid Aziz - Former President and CEO

Mr. Aziz’s employment with the Company was terminated effective April 30, 2008. All payments made to Mr. Aziz in connection with such termination are as noted in the Summary Compensation Table.

Stephen Taylor - Chief Financial Officer

The Company and Mr. Taylor entered into an employment agreement dated June 1, 2007. In addition, a joint venture made up of three wholly-owned subsidiaries of the Company entered into a consulting agreement with a company wholly owned by Mr. Taylor dated June 1, 2007. Pursuant to these agreements, Mr. Taylor and his company are entitled to receive gross annual remuneration at a prescribed base rate. Thereafter, his and his company’s annual remuneration are subject to review by the Board of Directors of the Company on the same basis as the Board shall review the remuneration of other senior executives of the Company. Pursuant to the aforesaid agreements, Mr. Taylor and or his company are also entitled to both discretionary bonuses and non-discretionary retention bonuses and to participate in the Company’s stock option plan and LTIP. As well, the Company has agreed to make an annual pension contribution on behalf of Mr. Taylor, to the pension plan provided by the Company for all of its Ireland-based employees.

Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than for Cause

In the event Mr. Taylor’s employment agreement is terminated by the Company other than for cause or if his employment is voluntarily terminated, under circumstances which constitute “good reason” (as defined in his employment agreement), Mr. Taylor will be entitled to the following:

Severance or Termination Pay - An amount equal to:

a)	Mr. Taylor’s annual remuneration at the time of termination of employment; plus
b)

the greater of (i) the amount of the discretionary bonus paid to Mr. Taylor in respect of the fiscal year immediately prior to the year in which the termination takes place, or (ii) the expected amount which would be paid to Mr. Taylor as a discretionary bonus in respect of the fiscal year in which the termination takes place had Mr. Taylor remained in the employ of the Company, based on the criteria established by the senior management team bonus plan in effect at that time; plus

c)

a pro rata portion of the discretionary bonus Mr. Taylor would have received in respect of the fiscal year in which the termination arises (having regard to the portion of the fiscal year Mr. Taylor remained employed with the Company, which pro rata discretionary bonus shall be declared, calculated and paid in accordance with, and subject to the Company’s senior management team bonus plan).

Benefits Plans - Continued participation in the Company’s benefits plans for a period of twelve (12) months following the effective date of termination.

Retention Bonus- As part and parcel of arrangements entered into at the time of Mr. Taylor’s relocation to Dublin, the Company agreed to pay Mr. Taylor a retention bonus, provided that Mr. Taylor remains in the employ of the Company on February 14, 2010. If Mr. Taylor’s employment is terminated by the Company prior to February 14, 2010 (except for cause), Mr. Taylor will be entitled to a pro rata portion of the retention bonus which Mr. Taylor would have been entitled to had he remained in the active employment of the Company on February 14, 2010, having regard to the number of days between the August 14, 2008 and February 14, 2010 that Mr. Taylor remained in active employment with the Company.

Stock Options - As part and parcel of arrangements entered into at the time of Mr. Taylor’s relocation to Dublin, the Company granted to Mr. Taylor certain stock options in consideration of his agreement to relocate to Dublin. Like all other options granted by the Company pursuant to its stock option plan, these options vest over time. If, Mr. Taylor’s employment is terminated prior to February 14, 2010 (except for cause), vesting of a pro rata percentage of these options will accelerate such that they will vest on the termination date, and will be exercisable by Mr. Taylor for such period of time following termination as is provided for in the stock option plan.

Termination With Respect to a Change of Control

In the event Mr. Taylor’s employment is terminated pursuant to a change of control (as defined in his employment agreement) Mr. Taylor will be entitled to the following:

Stock Options - All unvested stock options granted to Mr. Taylor will vest and be exercisable from and after the occurrence of the change of control, in the same manner, and subject to the same terms and conditions as relate to all other vested stock-options granted to Mr. Taylor.

Termination of Consulting Agreement Other Than for Cause

In the event the consulting agreement is terminated by the joint venture without cause (as defined in the consulting agreement) Mr. Taylor’s consulting company will be entitled to the following:

Severance or Termination Pay - An amount equal to:

a)	The consulting company’s annual fees at the time of termination of employment; plus
b)

the greater of (i) the amount of the discretionary bonus paid to the consulting company in respect of the fiscal year immediately prior to the year in which the termination takes place, or (ii) the expected amount which would be paid to the consulting company as a discretionary bonus in respect of the fiscal year in which the termination takes place had the consulting agreement remained in effect, based on the criteria established by the senior management team bonus plan in effect at that time; plus

c)

a pro rata portion of the discretionary bonus the consulting company would have received in respect of the fiscal year in which the termination arises (having regard to the portion of the fiscal year the consulting agreement remained in effect, which pro rata discretionary bonus shall be declared, calculated and paid in accordance with, and subject to the Company’s senior management team bonus plan).

Cross Termination

In the event that the employment agreement or the consulting agreement is terminated, the other of the agreements is contemporaneously terminated.

Voluntary Termination by Mr. Taylor

Mr. Taylor must provide the Company with a minimum of three (3) months notice written notice should he wish to voluntarily terminate his employment with the Company. In the event Mr. Taylor voluntarily terminates his employment with the Company on giving such three (3) months notice, and the Company exercises its right to waive such notice, Mr. Taylor will be entitled to an equivalent amount of remuneration for such period.

Shailesh Naik - Former Managing Director

As noted under the Summary Compensation Table, Mr. Naik resigned from his position effective January 31, 2009.

Jon Salmon - Former Managing Director

As noted under the Summary Compensation Table, Mr. Salmon resigned from his position effective October 3, 2008.

Michael Starzynski – Former Chief Information and Technology Officer

As noted under the Summary Compensation Table, Mr. Starzynski’s employment with the Company terminated effective January 19, 2009. All payments made to Mr. Starzynski in respect of such termination are as noted in the footnotes to the above Summary Compensation Table.

Director Compensation

Director Compensation Table

The following table presents all amounts of compensation provided to the directors for the year ended December 31, 2008

NAME (1)	FEES EARNED (2)	SHARE- BASED AWARDS	OPTION- BASED AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION	PENSION VALUE	ALL OTHER COMPENSATION	TOTAL
	($)	($)	($)	($)	($)	($)	($)

Thomas Byrne	$73,991	NIL	NIL	NIL	NIL	NIL	$73,991
Stephen Freedhoff	$73,991	NIL	NIL	NIL	NIL	NIL	$73,991
David Gavagan	$29,965	NIL	NIL	NIL	NIL	NIL	$29,965
Robert Stikeman	$147,984	NIL	NIL	NIL	NIL	NIL	$147,984
Wai Ming Yap	$64,743	NIL	NIL	NIL	NIL	NIL	$64,743

(1) As executive directors, Mr. Hadfield and Mr. Taylor are not separately compensated to act as directors of the Company.

(2) All amounts are in US Dollars.

Narrative discussion

Director compensation consists of a retainer fee for non-executive directors and additional fees in connection with service as Board Chairman or committee chairs. For the most recently completed financial year, director fees were set at GBP 35,000 per annum ($64,232 per annum, based on the average effective GBP to US dollar exchange rate for fiscal year 2008), with an additional GBP 5,000 ($9,176, based on the average effective GBP to US dollar exchange rate for fiscal year 2008) payable in connection with serving as a committee chair, and an additional GBP 45,000 ($82,584 based on the average effective GBP to US dollar exchange rate for fiscal year 2008) payable in connection with serving as Chairman of the Board of Directors of the Company.

Outstanding Share-Based Awards and Option-Based Awards

The following table presents information relating to all share-based and option-based awards outstanding as at December 31, 2008 in respect of each director.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDSTHAT HAVE NOT VESTED
	(#)	(C$)		($)	(#)	($)

Stephen Freedhoff	3,333 10,000	$21.39 $23.56	09/02/10 12/14/11	NIL NIL	NIL NIL	NIL NIL
Robert Stikeman	12,000 45,000	$21.39 $23.56	09/02/10 12/14/11	NIL NIL	NIL NIL	NIL NIL

Incentive Plan Awards – Value Vested or Earned During the Year

NAME	OPTION-BASED AWARDS - VALUE VESTED DURING THE YEAR	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR	NON-EQUITY INCENTIVE PLAN COMPENSATION -- VALUE EARNED DURING THE YEAR
	($)	($)	($)

Stephen Freedhoff	NIL	NIL	NIL
Robert Stikeman	NIL	NIL	NIL

C. BOARD PRACTICES

All Directors are elected annually by the Company’s shareholders and hold office until the next Annual Meeting of Shareholders. The Directors’ service contracts do not provide for benefits upon termination of service.

The Board of Directors is responsible for the general supervision of the management of the business. The Board will meet regularly to review the business operations, corporate governance and financial results of the Company.

The Board will discharge its responsibilities directly or through its committees, which consist of the Audit Committee, the Remuneration Committee, the Compliance and Governance Committee and the Nominating Committee. Copies of the Terms of Reference for each committee are available on our website at www.cryptologic.com.

Audit Committee

The members of the Audit Committee are Thomas Byrne, Stephen Freedhoff and David Gavagan. Mr. Byrne serves as Chairman of the Audit Committee. Each member is “independent” as that term is defined by the NASDAQ listing standards applicable to the Company. The Audit Committee normally meets a minimum of four times per year. In connection with the election of Mr. Wallace to the Board of Directors, and the appointment of Mr. Gavagan as the new Chairman of the Board, Mr. Wallace replaced Mr. Gavagan on the Audit Committee.

The overall purpose of the Audit Committee is to monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

Remuneration Committee

The members of the Remuneration Committee are Thomas Byrne and Stephen Freedhoff, both of whom are independent directors. In June 2009, Mr. Wallace became a member and will be an independent director. Mr. Freedhoff serves as the Chairman of the Remuneration Committee. The Remuneration Committee normally meets a minimum of two times per year. In connection with the election of Mr. Wallace to the Board of Directors, and the appointment of Mr. Gavagan as the new Chairman of the Board, Mr. Wallace and Mr. Gavagan were appointed to the Remuneration Committee. Mr. Wallace now serves as the Chairman of the Remuneration Committee.

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

Compliance and Governance Committee

The members of the Compliance and Governance Committee are Robert Stikeman and Yap Wai Ming. Mr. Stikeman serves as Chairman of the Compliance and Governance Committee. The Compliance and Governance Committee normally meets not less than once per year. In connection with the election of Mr. Wallace to the Board of Directors, and the appointment of Mr. Gavagan as the new Chairman of the Board, Mr. Wallace and Mr. Gavagan were appointed to the Compliance and Governance Committee. Mr. Gavagan now serves as the Chairman of the Compliance and Governance Committee.

The Compliance and Governance Committee is responsible for reviewing the Company’s corporate governance (committees, mandates and composition) on an annual basis to ensure: (i) adherence to best practices based on evolving industry standards; and (ii) legal compliance with all applicable statutes and regulations pertaining to, among other things, financial reporting, internal controls, disclosure of a non-financial nature, as well as the evolution of fiduciary standards, and prescribed by statute, regulation and as it evolves in common law.

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

The members of the Nominating Committee are Thomas Byrne, Wai Ming Yap and Robert Stikeman. Mr. Stikeman serves as Chairman of the Nominating Committee. In connection with the election of Mr. Wallace to the Board of Directors, and the appointment of Mr. Gavagan as the new Chairman of the Board, Mr. Gavagan was appointed to the Compliance and Governance Committee and serves as Chairman of the Nominating Committee.

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

D. EMPLOYEES

The following table sets forth information detailing the total number of employees at the years ended December 31, 2008, 2007 and 2006, which included an average of 31 consultants or independent contractors during the most recent financial year.

	2008	% Total	2007	% Total	2006	% Total
Total number of employees	276	100%	310	100%	400	100%

Number of employees located in Canada	151	55%	177	57%	256	64%
Number of employees located outside of Canada	125	45%	133	43%	144	36%

E. SHARE OWNERSHIP

The following table sets forth, as of May 12, 2009, the number of the Company’s Common Shares (including Exchangeable Shares) beneficially owned by the then serving senior management and Directors of the Company, individually, and as a group, and the percentage of ownership of the outstanding Common Shares (including Exchangeable Shares) represented by such shares.

The Common Share (including Exchangeable Shares) held by senior management and Directors listed below have voting rights no different than the voting rights associated with Common Shares generally.

Name of Beneficial Owner	Common Shares Held	Percent of Class
Thomas Byrne	8,000	*
Stephen H. Freedhoff	13,333(1)	*
David Gavagan	3,000	*
Brian Hadfield	104,250(1)
Robert Stikeman	67,000(1)	*
Stephen B. Taylor	141,200(1)	1.0
Wai Ming Yap	-	-
Senior Management and Directors of the Company as a group (7 persons)	336,783(1)	2.4

(1) Includes the following options to purchase Common Shares:

* Less than 1%.

Name	Number of Options (#)	Exercise Price (C$)	Date of Expiration
Stephen H. Freedhoff	3,333 10,000	21.39 23.56	September 2, 2010 December 14, 2011
Brian Hadfield	100,000	19.00	May 15, 2013
Robert Stikeman	12,000 45,000	21.39 23.56	September 2, 2010 December 14, 2011
Stephen B. Taylor	45,000 2,500 25,000 5,000 25,000 30,000	24.05 24.40 26.80 29.68 18.56 19.00	August 9, 2010 February 2, 2011 June 27, 2011 January 29, 2012 November 13, 2012 May 15, 2013

Stock Option Plan

The Company maintains a Stock Option Plan for its directors, officers and employees. The principal features of the Stock Option Plan are as follows:

•	The Stock Option Plan authorizes the issuance of 3,900,000 options. As of December 31, 2008, there were 388,651 options are available for issuance under the Stock Option Plan.
•	Options have a term of five years or less and will be subject to earlier termination in certain circumstances. An option will only become exercisable after the following vesting periods:
•	one-third of the options granted to Directors will vest at the date of grant, one additional third one year thereafter, and the remaining third one year after that;
•

unless otherwise permitted by the Remuneration Committee, all other options granted will vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one year after the date of grant. Vesting dates will follow annually on the anniversary date of the original grant, provided that in the event of a public takeover bid all options will immediately vest.

•

Any option granted under the Option Plan, to the extent that such option has not been validly exercised, will terminate on the earlier of the following dates: (i) the date of expiration specified in the option agreement; (ii) 30 days after the date of the termination or expiration of the optionee’s employment, directorship or service agreement other than by cause and other than by retirement, permanent disability or death; (iii) six (6) months after the date of the optionee’s death; and (iv) three (3) months after termination of the optionee’s employment by permanent disability or retirement under any retirement plan of the Company.

•	No one person may receive or hold options entitling the purchase of 5% or more the outstanding Shares of the Company.

•

The exercise price is fixed by the directors but is not less than the market value of the Shares at the date of the grant (the closing price on the day of the grant or the average between highest and lowest prices on such day).

•	Stock options are not assignable by the holder.
•	The CEO may issue up to 5,000 options to non-executive staff members without approval from the remuneration committee. However the CEO must report any issuances immediately.
•	No financial assistance will be provided by the Company to option holders in connection with the exercise of stock options granted under the Stock Option Plan.
•	The Stock Option Plan is administered by the Board of Directors on the advice of the Remuneration Committee.
•	Amendments to the Stock Option Plan require the approval of the directors and those shareholders not otherwise eligible to receive a benefit under the plan.

The following table sets forth the number of Common Shares authorized for issuance under the Stock Option Plan as at December 31, 2008.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Stock Option Plan	1,095,211	C$23.88	388,651

Employee Share Purchase Plan

In 2005, the Company established an Employee Share Purchase Plan to provide employees with an opportunity to purchase Shares, further participants’ alignment with the interests of shareholders and allow them to participate in the growth of the Company. Participation is limited to eligible employees and independent consultants of the Company and its subsidiaries. Employees become eligible after six months of employment with the Company. There are four (4) offering periods (each, an “Offering Period”) per year (once a quarter), as determined by the Board of Directors. Shares will be purchased, through an agent, at market value on the open market of the Toronto Stock Exchange. Employees may elect to purchase shares through a cash transaction at the beginning of the Offering Period, or through payroll deductions over a 12 month period. Employees can contribute up to 10% of their salary (excluding bonuses). The Company will match 50% of the employee’s contribution, subject to a C$2,500 annual limit. Shares purchased with Company match funds will have a 12 month hold period (from the date of purchase).

In 2008, 15,725 Common Shares were purchased at an average price of US$17.43. As at December 31, 2008 there were 9374 Shares held under the Employee Share Purchase Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As at May 21, 2009, there were 12,728,077 Common Shares and 1,090,974 Exchangeable Shares. Including Exchangeable Shares, the Common Shares outstanding would be 13,819,051. The holders of Exchangeable Shares are entitled to one vote per Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic matters. For the purposes of the table below, the number of Common Shares and Exchangeable Shares are added together to determine the percentage of votes held.

The following table sets forth information regarding beneficial ownership of our Common Shares as of May 21, 2009 by each person or organization that is known to us to own beneficially or exercise control or direction over shares carrying more than 5% of our outstanding Common Shares.

Name and Location of Beneficial Owner	Number of Common Shares	Percent of Common Shares Outstanding (excluding Exchangeable Shares)	Percent of Common Shares Outstanding (including Exchangeable Shares)

Javaid Aziz Monaco	1,388,994 (1)	10.91%	10.05%
Royce & Associates, LLC New York, U.S.A.	1,232,474 (2)	9.68%	8.92%
Renaissance Technologies Corp. New York, U.S.A.	964,330 (3)	7.58%	6.98%
Austin W. Marxe and David M. Greenhouse New York, U.S.A	681,402 (4)	5.35%	4.93%

(1)	Based upon information reported by Mr. Aziz in a Schedule 13D/A filed with the SEC on March 16, 2009 with respect to his beneficial ownership as of that date.
(2)	Based upon information reported by Royce & Associates, LLC in a Schedule 13G/A filed with the SEC on January 30, 2009 with respect to its beneficial ownership as of December 31, 2008.
(3)	Based upon information reported by Renaissance Technologies Corp in a Schedule 13G/A filed with the SEC on February 13, 2009 with respect to its beneficial ownership as of December 31, 2008.
(4)

Based upon information reported by Austin W. Marxe and David M. Greenhouse in a Schedule 13G filed with the SEC on February 13, 2009 with respect to their beneficial ownership as of December 31, 2008. Messrs. Marxe and Greenhouse are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of and investment adviser to Special Situations Cayman Fund, L.P (“Cayman”). AWM also is the general partner of MGP Advisers Limited Partnership (“MGP”), which is the general partner of and investment advisor to Special Situations Fund III QP, L.P. (“SSFQP”). AWM serves as the investment adviser to SSFQP. Of the 681,402 shares reported in the Schedule 13G, 170,060 shares are owned by Cayman and 511,342 shares are owned by SSFQP.

(5)	Based upon 13,819,051 shares outstanding (including Exchangeable Shares) as of May 21, 2009 and presuming the listed beneficial owners’ position remained unchanged.

To the knowledge of the Company, the shares owned by Mr. Aziz represent a significant change in the percentage ownership held by major shareholders during the past three years. As reported in the Schedule 13D he originally filed on December 15, 2008 and subsequently amended, Mr. Aziz beneficially acquired a majority of his shares by entering into a Stock Purchase Agreement with various investment funds associated with Mohnish Pabrai.

The Common Shares held by the major shareholders listed above have voting rights no different than the voting rights associated with Common Shares generally.

As at May 21, 2009, we believe there were seven record holders of our Common Shares in the U.S., holding 99.5% of the outstanding Common Shares (excluding Exchangeable Shares). However, we believe there were a substantial number of additional shareholders who hold their shares beneficially in “street name.” To our knowledge, the Company’s Exchangeable Shares are only held by Canadian residents.

As far as is known to the Company, CryptoLogic is not directly or indirectly owned or controlled by another corporation, by another foreign government or by any other natural or legal person severally or jointly.

B. RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company engages the services of Stikeman Keeley Spiegel Pasternack LLP, a law firm in which Robert Stikeman (Chairman of the Board of Directors) is a partner. Fees paid to this firm were $0.4 million in 2008. The Company has determined that Stikeman Keeley Spiegel Pasternack LLP would no longer act as primary outside counsel and its services are being transitioned to another law firm. Fees billed by Stikeman Keeley Spiegel Pasternack LLP were $40,748 in 2009 for services rendered through April 30, 2009.

The Company incurred $12,335 in fees to Stamford Law Corporation, a law firm in which Wai Ming Yap (a member of the Board of Directors) is a partner, for services in 2008.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Refer to “Item 17. Financial Statements” for a list of financial statements filed with this annual report.

Legal Proceedings

As at May 12, 2009 the Company and its subsidiaries are not involved nor have they been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which the Company or its subsidiaries are aware) which may have, or have had in the past 12 months a significant effect on our financial position or profitability.

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

Dividend Policy

On September 10, 2003, the Board of Directors declared the Company’s first quarterly dividend of $0.03 per Common Share (annual rate of $0.12), paid on November 24, 2003. On November 4, 2004, the Board approved an increase in our quarterly dividend to $0.05 per Common Share (annual rate of $0.20). On November 1, 2005, the quarterly rate was increased to $0.07 per Common Share (annual rate of $0.28). On May 9, 2006, the Company announced a subsequent increase to $0.12 per Common Share per quarter (annual rate of $0.48). On February 14, 2007, a quarterly dividend of $0.12 per Common Share was announced, the same rate as the prior four quarters and for the remaining quarters of 2007. On November 12, 2008, we announced the Board’s decision to decrease the dividend to $0.03 per common share (annual rate of $0.12), commencing with the quarterly dividend paid on December 15, 2008. On March 13, 2009, a dividend of $0.03 per common share was announced. The holders of Exchangeable Shares and Common Shares participate equally in voting and dividends. Each future dividend will be subject to Board approval based on the Company’s financial results.

B. SIGNIFICANT CHANGES

There have been no significant changes to the Company’s financial information since December 31, 2008.

ITEM 9. THE OFFER AND LISTING

The following table sets forth, for the periods indicated, the range of the high and low prices of our Common Shares as reported by the Toronto Stock Exchange (symbol: CRY), NASDAQ Global Select Market (symbol: CRYP) and the Main Market of the London Stock Exchange (symbol: CRP):

	Toronto Stock Exchange (C$)		NASDAQ (US$)		London Stock Exchange (British pence)
	High	Low	High	Low	High	Low
Fiscal Year Ended December 31, 2008	22.20	2.06	21.77	2.08	1,120.00	150.00
Fiscal Year Ended December 31, 2007	34.81	17.00	31.20	17.26	1,520.00	893.50
Fiscal Year Ended December 31, 2006	33.09	17.06	29.20	15.24	1,625.00	872.50
Fiscal Year Ended December 31, 2005	45.88	17.60	36.81	14.84	1,960.00	852.50
Fiscal Year Ended December 31, 2004	30.00	15.25	25.49	11.80	1,275.00	670.00

Fiscal Year Ended December 31, 2008
First Quarter	18.00	14.10	17.82	14.66	909.00	751.00
Second Quarter	22.20	14.30	21.77	14.29	1,120.00	720.00
Third Quarter	14.80	5.13	13.93	5.17	697.50	322.75
Fourth Quarter	6.49	2.06	5.4	2.08	358.50	150.00

Fiscal Year Ended December 31, 2007
First Quarter	33.60	25.55	28.63	21.50	1,427.50	1,142.50
Second Quarter	34.81	24.86	31.20	23.05	1,520.00	1,190.00
Third Quarter	26.03	19.51	24.70	18.47	1,219.00	921.00
Fourth Quarter	20.75	17.00	21.14	17.26	1,010.00	893.50

December 2008	3.55	2.76	2.74	2.25	182.50	157.00
January 2009	6.35	3.03	5.20	2.35	330.00	182.50
February 2009	7.40	5.27	6.01	4.24	403.75	309.00
March 2009	5.96	5.05	4.71	4.06	345.00	281.00
April 2009	8.30	5.68	6.90	4.59	475.00	300.00
May 2009	10.19	6.30	8.60	5.22	547.50	377.50

The following table sets forth, for the periods indicated, the range of the high and low prices of our Exchangeable Shares as reported by the Toronto Stock Exchange (symbol: CXY):

	Toronto Stock Exchange(1) (C$)
	High	Low
Fiscal Year Ended December 31, 2008	22.90	2.75

Fiscal Year Ended December 31, 2008
First Quarter	20.50	15.50
Second Quarter	22.90	16.10
Third Quarter	15.50	6.50
Fourth Quarter	6.54	2.75

Fiscal Year Ended December 31, 2007	27.40	17.40

Fiscal Year Ended December 31, 2007
First Quarter	--	--
Second Quarter	27.40	25.00
Third Quarter	26.00	20.65
Fourth Quarter	22.70	17.40

December 2008	6.27	4.01
January 2009	6.55	3.00
February 2009	7.40	5.35
March 2009	5.76	5.00
April 2009	8.50	5.50
May 2009	10.00	6.5
(1)	The Company’s Exchangeable Shares have been listed for trading on the Toronto Stock Exchange since June 1, 2007.
ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following information is a summary and is subject to the detailed provisions of our Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”). A copy of the Company’s Memorandum and Articles are incorporated herein by reference to Exhibits 1.1 and 1.2 to this annual report.

Objects and Purpose

On April 13, 2007, CryptoLogic Limited was incorporated under the laws of Guernsey with registered number 46770, but with its corporate headquarters in Dublin, Ireland where it operates and is resident for tax purposes. The Company’s registered office is located at 1 Le Marchant Street, St. Peter Port, Guernsey, Channel Islands, GY1 4HP. The Company’s head office is located at Marine House, Clanwilliam Place, Dublin 2, Ireland.

The Memorandum provides that the Company’s objects are,inter alia, to carry on business as a general commercial company. The objects of the Company are set out in full in clause 3 of the Memorandum.

Directors and Powers

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

Every director of the Company who is a party to a material contract or proposed material contract with the Company, or is a director or has a material interest in any corporation which is party to a material contract or proposed material contract with the Company shall disclose to the Board the nature and extent of his interest. A director may vote in respect of any contract or arrangement in which he has a material interest.

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

Special Shareholders’ Meeting

The board may at any time call a special meeting of shareholders for the transaction of any business, which may properly be brought before such meeting of shareholders. The board also shall call a special meeting upon the valid and appropriate requisition in writing of one or more shareholders representing not less than 10% of the shares in issue.

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

There are no provisions in the Company’s Articles governing an ownership threshold above which shareholder ownership must be disclosed.

C. MATERIAL CONTRACTS

In June 2007, we acquired a 19.4% minority interest in 568 Network Inc., a developer and distributor of online casual games in the Chinese market, for $1.1 million. In January 2008, we made a further investment in 568 Network Inc. by way of a $0.25 million convertible note. Under the terms of the agreement, we are required to make additional investments of up to $0.35 million should 568 Network Inc. achieve certain financial targets. We have an option to increase our interest in 568 Network Inc. to a controlling interest in the future.

In August 2007, we acquired Casino.co.uk, a gaming portal with U.K. and European users, for $6.1 million. As required under the terms of the acquisition agreement, we paid additional consideration of $1.3 million as a result of Casino.co.uk meeting certain performance criteria.

In November 2007, we acquired a 12.7% minority interest in Mikoishi Studios Inc., an Asian game development and design company, for $4.3 million. Unless specified performance criteria are not met, we were required to increase our ownership position with additional cash investments up to $4.0 million. The performance criteria were not met during the necessary period and thus no additional cash investment is due.

In May 2008, we acquired an 11.1% interest in Jingle Prize Inc., a supplier of online mahjong games, for $1 million. In exchange for the cash consideration, we received preference shares, which rank pari passu with the common shares of Jingle with respect to all dividends and voting rights. The terms of this agreement require us to make additional investments in Jingle if certain performance criteria are met. In December 2008, the first performance criteria were met resulting in an additional investment of $0.7 million, increasing our equity ownership in Jingle to 18.9%. Additional consideration of up to $2 million may be payable if certain additional performance criteria are met.

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between the Government of the United States and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed at Dublin on July 28, 1997 as amended (“the Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this annual report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own CryptoLogic Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired CryptoLogic shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold CryptoLogic shares other than as a capital asset within the meaning of Section 1221 of the Code, (i) U.S. Holders that own (directly, indirectly, or by a attribution) 10% or more of the total combined voting power of the outstanding shares of CryptoLogic or (j) U.S. Holders that are expatriates or former long-term residents of the United States. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares.

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

CryptoLogic generally will be a “qualified foreign corporation” under Section 1(h)(11) of the U.S. Code (a “QFC”) if CryptoLogic is eligible for the benefits of the U.S.-Ireland Income Tax Treaty or, if not, the CryptoLogic shares are readily tradable on an established securities market in the U.S. CryptoLogic believes that it was a QFC for the previous taxable year and expect that it will be a QFC for the current taxable year. However, even if CryptoLogic satisfies one or more of the QFC requirements, CryptoLogic will not be treated as a QFC if CryptoLogic is a PFIC for the taxable year during which CryptoLogic pays a dividend or for the preceding taxable year.

As discussed below, CryptoLogic does not believe that it was a PFIC for the previous taxable year. (See “Passive Foreign Investment Company” below). However, there can be no assurance that the IRS will not challenge the determination made by CryptoLogic concerning its PFIC status or that CryptoLogic will not be a PFIC for the current taxable year or any subsequent taxable year.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. In addition, this limitation is calculated separately with respect to “passive category income” and “general category income”. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of CryptoLogic shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules unless the gain is subject to tax in Ireland and is resourced as “foreign source” under the Convention and such U.S. Person elects to treat such gain or loss as “foreign source”. Dividends received on the CryptoLogic shares generally will be treated as “foreign source” and generally will be categorized as “passive category income”. Income or loss on the sale or other taxable disposition of foreign currency will be U.S. source. The foreign tax credit rules are complicated, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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

For purposes of the PFIC income test and asset test described above, if a corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, it will be treated as if it (a) holds a proportionate share of the assets of such other foreign corporation and (b) receives directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by a corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Additionally, if a non-U.S. corporation is a PFIC and if one or more of its non-U.S. corporate subsidiaries were treated as a PFIC (“lower-tier PFICs”), U.S. Holders of shares of such corporation would be considered to own, and also would be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if the holder directly held the shares of such lower-tier PFIC regardless of the percentage of their ownership in the corporation. In such circumstances a U.S. Holder of common shares could elect an alternative taxation regime in respect of its indirect ownership interest in a lower-tier PFIC, subject to certain conditions as discussed below.

Consequences if CryptoLogic Classified as a PFIC

CryptoLogic believes that it was not a PFIC for its taxable year ending December 31, 2008. Whether CryptoLogic will be considered a PFIC for any taxable year will depend on the assets and income of CryptoLogic over the course of such taxable year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. The determination of whether CryptoLogic will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that CryptoLogic has not been and will not become a PFIC during any taxable year in which U.S. Holders held CryptoLogic shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of CryptoLogic under the PFIC rules.

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

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the CryptoLogic hares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which CryptoLogic is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the CryptoLogic shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such CryptoLogic shares. A U.S. Holder that makes a Mark-

to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the CryptoLogic shares over (b) the fair market value of such CryptoLogic shares as of the close of such taxable year.

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

Withholding Tax

All dividends paid by CryptoLogic, other than dividends paid entirely out of exempt patent income (this exemption is subject to specific conditions), will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. Anindividual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has a double tax treaty, which includes the U.S. and Canada, or in a member state of the EU, other than Ireland (together a “Relevant Territory”), will be exempt from withholding tax provided he or she makes the requisite declaration.

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
•

a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty;

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

A declaration in the prescribed form and any other evidence required must be provided to establish entitlement to the exemption.

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

There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax. This treatment will apply to Irish domiciled individuals:

•	who cease to be Irish resident;

•	who own the shares when they cease to be resident;

•	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;

•	who dispose of an interest in a company during this temporary non-residence; and

•	the interest disposed of represents 5% or greater of the share capital of the company or exceeds €500,000 in value.

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

Irish stamp duty is payable on transfers of ordinary shares of Irish registered companies (other than between spouses) wherever a document of transfer is executed. Where such transfers are attributable to a sale, stamp duty will be charged at a rate of one per cent., rounded to the nearest euro. The stamp duty is calculated on the amount or value of the consideration (i.e., purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares. Where the consideration for the sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing on the date of the transfer.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Any documents referred to in this annual report may be inspected at the Company’s office located at 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada M4V 2Y7, or the Company’s head office located at Marine House, Clanwilliam Place, Dublin 2, Ireland during normal business hours.

In addition, various documents referenced in this annual report are included as exhibits to this annual report in accordance with Item 19 of this Form 20-F. You may read and copy any materials we file with or furnish to the SEC at its Public Reference Room at 100 F Street, NE, Washington, DC 20549, on official business days during the hours of 10:00 am to 3:00 pm. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC further maintains an internet website at www.sec.gov that contains reports and other information about issuers who submit documents electronically with the SEC.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

We operate in a number of foreign jurisdictions, generate revenues and incur expenses in the currencies of these jurisdictions (U.S. Dollars, British Pounds, euro, and Canadian Dollars). Our financial results are reported in U.S. currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British Pounds, euro, and Canadian Dollars.

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

We have performed sensitivity analyses as of December 31, 2008 using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant. The analyses cover all of our foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates we used were based on market rates in effect at December 31, 2008. The sensitivity analysis indicated that a hypothetical 10% strengthening of the U.S. dollar against the euro, Canadian dollar and British pound would have increased revenues by $4.2 million and increased expenses by $7.5 million, therefore decreasing net income by $3.3 million. A hypothetical 10% weakening of the U.S. dollar against the euro, Canadian dollar and British pound would have had an equal but opposite impact.

The Company may engage from time to time in currency hedging, although no material hedging has been done in 2008, 2007 and 2006.

We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Interest Rate Risk

Financial instruments that potentially expose the Company to a concentration of credit risk, interest rate and foreign exchange risk consist principally of cash and cash equivalents and short-term investments and user funds on deposit. The Company manages credit risk by investing in cash equivalents and short-term investments rated as A and R1 or above. Our cash and cash equivalents are primarily held in U.S. dollars, British Pounds and euro.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the short-term nature of the investments.

The weighted average effective interest rate on short-term investments as at December 31, 2008 is 2.53% (2007 - 6.94%; 2006 - 5.30%).

A hypothetical 10% adverse movement in our interest rate yield earned on cash and cash equivalents, security deposits, restricted cash, and user funds on deposit during the year ended December 31, 2008 would have decreased interest income by approximately $0.7 million.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive officer and principal financial officer and effected by the issuers’ board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”). It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the issuer, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are made only in accordance with authorization of management and the board of directors, and provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements of the issuer.

It should be noted that internal control over financial reporting can provide only reasonable, not absolute, assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.

Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision and with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. In making this assessment, management used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited by Grant Thornton, independent registered public accounting firm. Grant Thornton’s report on our internal control over financial reporting appears on page F-3 of this annual report.

As disclosed in our annual report last year, we identified three material weaknesses in our internal controls during the evaluation performed as of December 31, 2007. The material weaknesses related to (1) the sufficiency of personal with an appropriate level of accounting knowledge, (2) the degree of oversight and review procedures to monitor activities in foreign locations, and (3) the level of review and verification of inputs and analysis of accounts and transactions. In response, the following changes were made to our internal control over financial reporting during the fiscal year ended December 31, 2008:

•	We consolidated finance operations in Dublin, Ireland.
•	We hired additional staff with experience in tax and technical accounting matters, including a Director of Income Tax and a Financial Controller.

There were no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Thomas Byrne, David Gavagan and Stephen Freedhoff are members of the Audit Committee of the Company’s Board of Directors, who each qualify as an “audit committee financial expert” based on their education and experience. Messrs. Byrne, Gavagan and Freedhoff are independent, as that term is defined by the NASDAQ listing standards applicable to our Company.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a Code of Business Conduct and Ethics applicable to our directors, officers (including our principal executive officer, our principal financial officer, and our principal accounting officer), employees, contractors, and other representatives. The Code of Business Conduct and Ethics summarizes the legal, ethical, and regulatory standards applicable to our Company. A copy of the Code of Business Conduct and Ethics is available on our web site at www.cryptologic.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On October 27, 2008, the Company announced the appointment of Grant Thornton as independent auditor, succeeding KPMG LLP. Fees billed by Grant Thornton and KPMG LLP for audit and non-audit services in connection with the fiscal years ended December 31, 2008 and 2007 are outlined in the following table (in thousands of U.S. dollars):

	2008 (1)	2007 (2)
Audit Fees	$1,118	$1,174
Audit-Related Fees	$109	--
Tax Fees	$969	$1,818
All Other Fees	$603	$53
Total	$2,799	$3,045

(1) The $1,118 audit fees in 2008 related to services performed by Grant Thornton and the remaining non-audit fees of $1,681 relate to services performed by KPMG LLP.

(2) The fees for 2007 relate to services performed by KPMG LLP.

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

Audit-Related Fees

Audit-related fees were for advisory services related to Sarbanes-Oxley and other related compliance matters.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, expatriate advisory services as well as advisory services relating to the Company’s reorganization to Ireland, federal, provincial and international tax compliance for customs and duties, and regarding common forms of domestic and international taxation (i.e., income tax, VAT, GST and excise taxes).

All Other Fees

Other fees were for services other than audit fees, audit-related fees and tax fees as described above. These services included probity checks of employees and licensees.

Pre-Approval Policies and Procedures

The Company’s Audit Committee has concluded that the provision of services other than audit services is compatible with maintaining auditor independence. The Audit Committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives guidance to the Company’s management as to the specific types of services that have been pre-approved. The Company’s senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. For the year ended December 31, 2008, none of the audit-related, tax and other fees described above were an exception to the Audit Committee’s pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchase	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1-31, 2008	—	—	—	1,281,000
February 2-29, 2008	—	—	—	1,281,000
March 1-31, 2008	—	—	—	1,281,000
April 1-30, 2008	—	—	—	1,281,000
May 1-31, 2008	—	—	—	1,281,000
June 1-30, 2008	48,920	$15.12	48,920	1,232,080
July 1-31, 2008	21,830	13.70	21,830	1,210,250
August 1-31, 2008	12,465	10.10	12,465	1,197,785
September 1-30, 2008	31,825	6.32	31,825	1,165,960
October 1-31, 2008	9,865	5.52	9,865	1,156,095
November 1-30, 2008	—	—	—	1,156,095
December 1-31, 2008	—	—	—	1,267,871
Total	124,905	$11.37	124,905

In November 2007, we initiated a Normal Course Issuer Bid (the “2008 Normal Course Issuer Bid”) that entitled us to acquire and cancel up to 1,281,000 of our common shares between November 14, 2007 and November 13, 2008. All purchases are to be made on the open market at the market price at the time of the purchase. For the year ended December 31, 2008, we repurchased 124,905 shares, for a total cost of $1.4 million associated with the 2008 Normal Course Issuer Bid.

In November 2008, we initiated a Normal Course Issuer Bid (the “2009 Normal Course Issuer Bid”), which authorizes us to acquire and cancel up to 1,267,871 of its common shares between December 3, 2008 and December 2, 2009. At December 31, 2008, there were no purchases under the 2009 Normal Course Issuer Bid.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

NASDAQ Listing Rule 5615(a)(3) permits foreign private issuers such us to follow home country corporate governance practices in lieu of certain NASDAQ requirements. A significant way in which our governance practices differ from those followed by U.S. domestic companies listed on NASDAQ relates to the shareholder meeting quorum requirement. Under our Articles, the holders of not less than 25 percent of the shares entitled to vote at a meeting of shareholders present in person or by proxy constitutes a quorum for the transaction of business at any meeting of shareholders. By contrast, under NASDSQ Listing Rule 5620(c), the minimum quorum requirement should not be less than 33 1/3 percent of the outstanding shares of a listed company’s common voting stock.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements and schedule, together with the reports of Grant Thornton and KPMG LLP thereon, are filed as part of this annual report:

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

The following exhibits are filed or furnished as part of this annual report:

1.1	Memorandum of Association of CryptoLogic Limited (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)
1.2	Articles of Association of CryptoLogic Limited (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)
3.1	Voting and Exchange Trust Agreement dated April 20, 2007 among CryptoLogic Exchange Corporation, CryptoLogic Limited, and Equity Trust & Transfer Co.
4.1

Shareholders Agreement dated June 13, 2007 among 568 Network Inc., CryptoLogic (Asia Pacific) Pte Ltd., and various listed persons (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.2

Asset Purchase Agreement dated August 22, 2007 among Media Corporation plc, Xworks (UK) Limited, Jason Drummond, Justin Drummond and Gaming Portals Limited (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.3

Shareholders Agreement dated November 5, 2007 among Mikoishi (Asia Pacific) Pte Ltd., CryptoLogic (Asia Pacific) Pte Ltd., and various listed persons (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.4

Shareholders Agreement dated May 9, 2008 among CryptoLogic (Asia Pacific) Pte Ltd, Jingle Prize, Inc., and various listed persons (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.5

Employment Agreement dated February 27, 2008 between CryptoLogic Limited and Brian Hadfield (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.6	Amending Agreement dated November 11, 2008 to Employment Agreement dated February 27, 2008 between CryptoLogic Limited and Brian Hadfield
4.7	Second Amending Agreement dated January 13, 2009 to Employment Agreement dated February 27, 2008 between CryptoLogic Limited and Brian Hadfield
4.8

Employment Agreement dated June 1, 2007 between CryptoLogic Limited and Stephen Taylor (incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.9

Consulting Agreement dated June 1, 2007 between Westbury Marketing Ltd. and Stephen Taylor (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.10

Consulting Agreement dated June 1, 2007 between CryptoLogic Limited and Westbury Marketing Ltd. (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.11

Consulting Agreement dated June 1, 2007 between Game Pack and Westbury Marketing Ltd. (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.12	Long-Term Incentive Plan effective January 1, 2005 (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)
8.1	List of Subsidiaries of CryptoLogic Limited
12.1	Certification of the Principal Executive Officer of CryptoLogic Limited filed pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer of CryptoLogic Limited filed pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer of CryptoLogic Limited furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer of CryptoLogic Inc. furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRYPTOLOGIC LIMITED

Date:	June 29, 2009	By	/s/ Brian Hadfield

Brian Hadfield

President and Chief Executive Officer

Consolidated Financial Statements

(In U.S. dollars)

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Years ended December 31, 2008, 2007 and 2006

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Limited and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on best estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

The Company policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information including the preparation of the consolidated financial statements and accompanying notes is relevant, accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Company’s annual consolidated financial statements, the external auditors’ report and other information in the Annual Report. The Audit Committee reports its findings to the Board for consideration by the Board when it approves the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

On behalf of the shareholders, the 2008 consolidated financial statements have been audited by Grant Thornton, the external auditors, in accordance with the United States generally accepted auditing standards. Grant Thornton has full and free access to the Audit Committee.

During 2008, the Company’s former auditors KPMG resigned. There have been no reportable events since the most recent audit report, nor any disagreements between the Company and KPMG.

/s/ Brian Hadfield	/s/ Stephen Taylor
President and Chief Executive Officer	Chief Financial Officer

March 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CRYPTOLOGIC LIMITED (FORMERLY CRYPTOLOGIC INC.)

We have audited the accompanying consolidated balance sheet of CryptoLogic Limited (formerly CryptoLogic Inc.) as at December 31, 2008 and the consolidated statements of earnings and comprehensive income, retained earnings, and cash flows for the year ended December 31, 2008. Our audit of the basic financial statements included the financial statement schedule II. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. Our audit of the financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and the results of its operations and cash flows for the year ended December 31, 2008 in accordance with Canadian generally accepted accounting principles. Canadian generally accepted accounting principles vary in certain respects from those generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in note 22 to the consolidated financial statements. Also, in our opinion, the related schedule II, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth herein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CryptoLogic Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 31, 2009 expressed an unqualified opinion on the effectiveness of internal controls over financial reporting.

Grant Thornton

Dublin, Ireland

March 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CRYPTOLOGIC LIMITED (FORMERLY CRYPTOLOGIC INC.)

We have audited CryptoLogic Limited’s (the “Company”) (formerly CryptoLogic Inc.) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CryptoLogic’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on CryptoLogic’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CryptoLogic Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CryptoLogic Limited and subsidiaries, as of December 31, 2008, and the related consolidated statements of earnings and comprehensive income, retained earnings, and cash flows for the year ended December 31, 2008 and our report dated March 31, 2009 expressed an unqualified opinion on those consolidated financial statements.

 Grant Thornton

Dublin, Ireland

March 31, 2009

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of CryptoLogic Limited (formerly CryptoLogic Inc.) as at December 31, 2007 and the consolidated statements of earnings and comprehensive income, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 17, 2008

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Balance Sheets

(In thousands of U.S. dollars)

December 31, 2008 and 2007

	2008	2007
Assets
Current assets:
Cash and cash equivalents	$36,348	$55,428
Restricted cash (notes 2)	7,175	20,576
Security deposits (notes 2)	250	1,500
Accounts receivable and other	6,002	11,357
Prepaid expenses	7,217	8,312
	56,992	97,173

User funds held on deposit (note 3)	10,833	22,317

Future income tax (note 17)	1,930	--
Capital assets (note 4)	18,703	25,802
Long-term investments (note 5)	5,821	5,326
Intangible assets (note 6)	4,982	14,724
Goodwill (note 6)	6,545	5,291
	$105,806	$170,633
Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$15,356	$24,154
Income taxes payable	413	4,820
	15,769	28,974

User funds held on deposit (note 3)	10,833	22,317
Future income tax (note 17)	382	345
	26,984	51,636

Minority interest (note 8)	6,382	9,691

Shareholders' equity: (note 9)
Share capital (note 10)	33,552	33,407
Stock options (note 11)	6,856	5,044
Retained earnings	32,032	70,855
	72,440	109,306
Commitments and contingencies (note 12)
Canadian and United States accounting policy differences (note 22)
Subsequent events (note 23)
	$105,806	$170,633

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Robert H. Stikeman	Director, Chairman
/s/ Brian Hadfield	Director

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of Earnings and Comprehensive Income

(In thousands of U.S. dollars, except per share disclosure)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Revenue (note 20)	$61,526	$73,659	$104,022

Expenses:
Operating	55,645	49,436	64,685
General and administrative	13,660	10,166	7,907
Reorganization (note 14)	1,390	5,666	3,700
Impairment of long-term assets (notes 4, 5 and 6)	16,094	--	--
Poker room integration costs (note 16)	3,124	--	--
Departure costs for former CEO (note 15)	3,400	--	--
Finance	359	550	554
Amortization	5,931	6,566	4,777
	99,603	72,384	81,623

(Loss)/earnings before the undernoted	(38,077)	1,275	22,399
Interest income	2,077	6,217	7,092
Non operating income (note 21)	102	--	--

(Loss)/earnings before income taxes and
minority interest	(35,898)	7,492	29,491

Income taxes/(recovery) (note 17):
Current	542	4,056	4,957
Future	(1,026)	(3,063)	(278)
	(484)	993	4,679

(Loss)/earnings before minority interest	(35,414)	6,499	24,812

Minority interest (note 8)	(2,676)	971	--

Net (loss)/earnings and comprehensive income	$(32,738)	$5,528	$24,812

(Loss)/earnings per common share (note 13):
Basic	$(2.55)	$0.47	$1.83
Diluted	(2.55)	0.47	1.81

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Retained earnings, beginning of year	$70,855	$78,857	$59,891
Net (loss)/earnings	(32,738)	5,528	24,812
Dividends paid, excluding those paid to
CEC shareholders	(4,992)	(6,408)	(5,846)
Reduction due to minority interest (note 8)	--	(7,122)	--
Excess of purchase price of treasury
shares over stated value	(1,093)	--	--
Retained earnings, end of year	$32,032	$70,855	$78,857

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash flows (used in)/provided by operating activities:
Net (loss)/earnings	$(32,738)	$5,528	$24,812
Adjustments to reconcile earnings to cash
(used in)/provided by operating activities:
Amortization	5,931	6,566	4,777
Impairment of long-term assets	16,094	--	--
Poker room integration costs	3,124	--	--
Reorganization costs to be paid	658	--	--
Unrealized loss on forward contract	536	--	--
Future income taxes	(1,026)	(3,063)	(278)
Minority interest	(2,676)	971	--
Stock options	1,895	3,714	2,255
	(8,202)	13,716	31,566
Change in operating assets and liabilities:
Accounts receivable and other	2,821	(3,106)	378
Prepaid expenses	1,212	(1,285)	(2,412)
Accounts payable and accrued liabilities	(9,434)	(23,612)	10,271
Income taxes payable	(4,988)	2,402	851
	(18,591)	(11,885)	40,654
Cash flows (used in) financing activities:
Issue of capital stock	189	3,878	3,138
Repurchase of capital stock	(1,419)	--	--
Dividends paid, including those paid to
CEC shareholders	(5,426)	(6,678)	(5,846)
	(6,656)	(2,800)	(2,708)
Cash flows provided by/(used in) investing activities:
Cash paid for Casino.co.uk	(1,254)	(6,098)	--
Cash paid for acquisition of Parbet.com	--	(11,770)	--
Purchase of capital assets	(4,535)	(13,057)	(8,640)
Purchase of long-term investments	(2,695)	(5,326)	--
Decrease/(increase) in restricted cash	13,401	(20,576)	--
Decrease in security deposits	1,250	--	--
Proceeds from sale of/(purchases of) short-term investments	--	50,000	(46,786)
	6,167	(6,827)	(55,426)

(Decrease) in cash and cash equivalents	(19,080)	(21,512)	(17,480)

Cash and cash equivalents, beginning of year	55,428	76,940	94,420

Cash and cash equivalents, end of year	$36,348	$55,428	$76,940

Supplemental cash flow information:
Income taxes paid	$4,763	$1,842	$4,208
Interest received	1,637	6,243	6,626
Non-cash portion of options exercised	83	1,883	787

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

CryptoLogic Limited and its subsidiaries (the “Company”) is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators. The Company earns substantially all of its revenue from hosting and service arrangements for the operation of online casino and poker games on behalf of licensed casinos. Substantially all of the Company’s revenue is earned in U.S. dollars, British pounds and euro from licensees located outside of North America. Revenue from the top seven licensees constituted 81% (2007 - 79%; 2006 - 84%) of revenue. The Company’s functional currency is the U.S. dollar and, consequently, it measures and reports its results in U.S. dollars.

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement, became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

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

Years ended December 31, 2008, 2007 and 2006

1.	Significant accounting policies:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Note 22 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Revenue recognition:

The Company earns its revenue primarily from hosting and services arrangements related to the design and operation of casino and poker sites on the internet on behalf of licensed operators. Other sources of revenue are fees associated with customization of the software for specific licensees and commerce-based transactions.

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

Revenue from the initial customization of the software graphics, sound and texts to the specifications of the licensees, or other services contemplated at the date the contract was executed is recognized on a straight-line basis over the term of the hosting and services agreements. Revenue from customizations ordered subsequent to and not contemplated at the contract date are generally considered as a separate unit of accounting and recognized as the work is preformed.

Interest income is recognized on an accrual basis.

(c)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less. As described in note 1 (d), cash and cash equivalents are stated at fair value as at December 31, 2008 and 2007.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

1.	Significant accounting policies (continued):

(d)	Financial instruments:

Effective January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1530, Comprehensive Income (“Section 1530”); Section 3855, Financial Instruments - Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments - Disclosure and Presentation (“Section 3861”); and Section 3251, Equity (“Section 3251”). These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. The impact of adopting the accounting for financial instruments did not have a material impact on the Company’s results of operations.

On January 1, 2008 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862, Financial Instruments – Disclosure (“Section 3862”); Section 3863, Financial Instruments – Presentation (“Section 3863”); Section 1535, Capital Disclosures (“Section 1535”).

Section 3862 requires disclosure in the financial statements that enables users to evaluate the significance of financial instruments for a company’s financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. See note 19 for the required disclosure.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This Section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation and applies to certain liability instruments issued by a company.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. See note 9 for the required disclosure.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

1.	Significant accounting policies (continued):

Financial assets held-for-trading

The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings. Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Loans and receivables

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at December 31, 2008 and December 31, 2007.

Financial liabilities recorded at amortized cost

All accounts payable and accrued liabilities and user funds held on deposit are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at December 31, 2008 and December 31, 2007.

Financial assets available-for-sale

Long-term investments are classified as available-for-sale assets which are measured at fair value. Temporary changes in fair value of long-term investments are recognized in comprehensive income. Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of earnings and comprehensive income. Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

Section 3855 requires the Company to identify derivative instruments embedded in non-derivative contracts (“Embedded Derivatives”) that require separation from the host contract and measure those Embedded Derivatives at fair value. Subsequent changes in fair value of Embedded Derivatives are recognized in earnings in the year the change occurs.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

1.	Significant accounting policies (continued):
(e)	Capital assets:

Capital assets are stated at cost less accumulated amortization. Once an asset is put into use, amortization is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate

Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Computer software and licenses	Straight line	3 - 5 years
Capitalized software development	Straight line	7 years
Leasehold improvements	Straight line	Term of Lease
(f)	Software development:

Costs related to the development of software are expensed as incurred unless such costs meet the criteria for capitalization under Canadian GAAP. The Company capitalizes certain computer software development costs incurred for products designed for internal use. Capitalized software development costs are included in capital assets.

(g)	Provision for jackpots:

Several of the Company’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game. The Company is liable for funding the jackpot wins from the pool of funds collected and accrues the jackpot amount for all games on a monthly basis. The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities.

At December 31, 2008, accounts payable and accrued liabilities include $3,152 in jackpot provisions (2007:$4,480).

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

1.	Significant accounting policies (continued):
(h)	Income taxes:

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

(i)	Stock-based compensation:
(i)	Stock options:

The Company has a stock option plan for directors, officers and other key employees. The Company applies the fair value method to all grants of stock options. Stock option grants are accounted for as capital transactions at the time of the grant and are reflected as stock options in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock and the expected life of the options. The estimated fair value of the options is recorded in the consolidated statements of earnings and comprehensive income as stock compensation expense over the options’ vesting periods. Upon exercise of stock options, the consideration paid along with the corresponding stock compensation expense recorded are credited to share capital.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

1.	Significant accounting policies (continued):
(ii)	Long-term incentive plan:

From January 1, 2005 to January 31, 2007, the Company offered long-term incentive plans for its officers and directors (the “Plans”). The Plans provide for the granting of performance share units to retain certain individuals and reward participants for achieving various targets including but not limited to the growth in the Company’s earnings per share, and share price, with vesting generally over a three-year performance period. When the performance and vesting criteria are met, the awards are settled in cash. The liability for these awards is recognized if the Company determines that it is probable that the targets of the Plans will be achieved and are included in accounts payable and accrued liabilities on the consolidated balance sheets.

Changes in this liability, which arise from fluctuations in the Company’s stock price and estimated future diluted earnings per share, are recorded in operating costs over the vesting period.

(j)	Employee Benefits

The company contributes to a defined contribution pension plan on behalf of certain employees. Obligations for contributions to defined contribution pension plans are recognized as an expense in the consolidated statements of earnings and comprehensive income when they are due.

(k)	Foreign currency translation:

Monetary items denominated in currencies other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items and related amortization are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses other than amortization are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statements of earnings and comprehensive income.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

1.	Significant accounting policies (continued):
(l)	Intangible assets:

Intangible assets consist of customer lists, brand names and domain names acquired and are carried at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the useful lives of the respective assets as follows:

Customer lists	3 - 7 years
Brand names	12 years
Domain names	12 years
(m)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of earnings and comprehensive income.

For the years ended December 31, 2008, 2007 and 2006 the Company assessed impairment of goodwill and has determined that there was no impairment in value.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

1.	Significant accounting policies (continued):
(n)	Earnings per common share:

Shares of CEC are participating securities and, accordingly, the two class method is used. The two class method determines earnings per share for the Company’s common shares and CEC shares according to dividends declared and participation rights in undistributed earnings, which in the case of the Company are equal. The Company uses the treasury stock method in computing diluted earnings per common share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share. It assumes that any proceeds would be used to purchase the Company’s common shares at the average market price.

(o)	Variable interest entities:

Variable interest entities (“VIEs”) include entities in which holders of the equity investment at risk lack the characteristics of a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties. Entities meeting these criteria are consolidated by the primary beneficiary.

Management assessed the Company’s operations and relationships and concluded that there are no VIEs in respect of which the Company is the primary beneficiary. Accordingly, no VIEs are consolidated.

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

During the first quarter of 2008, the Company revised its estimate for certain royalty payments based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $1,000.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

1.	Significant accounting policies (continued):
(q)	Long-lived assets:

Long-lived assets comprise capital assets and intangible assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or groups of assets and its eventual disposition. Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

(r)	Recent accounting pronouncements:

Handbook Section 3064, Goodwill and Intangible Assets

Section 3064, Goodwill and Intangible Assets, is effective from January 1, 2009 and converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards. The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets. The Company is evaluating the impact of adopting the above standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

On June 27, 2008 the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

1.	Significant accounting policies (continued):

International Financial Reporting Standards (continued):

reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involves project planning and staffing and identification of differences between current Canadian GAAP and IFRS, is underway.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

2.	Security deposits and restricted cash:

Security deposits are amounts held by the Company’s bank as collateral provided to payment processors that process deposits and credit card transactions. Restricted cash comprises a required deposit of $5,000 to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit (2007: $20,000) and $2,175, held in escrow, that would have been paid to the Company’s former CEO had there been a change in control of the company prior to April 30, 2009. If there is no change in control of the Company, these funds will be reclassified to cash and cash equivalents. See notes 15 and 23 for further discussion.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

3.	User funds on deposit:

User funds on deposit represent amounts deposited by end users of licensees for playing online games. These funds are treated as deposits of the end users until such games are played.

4.	Capital assets:

2008	Cost	Accumulated amortization	Net book value
Computer equipment	$13,175	$9,795	$ 3,380
Office furniture and equipment	2,084	1,274	810
Computer software and licenses	10,239	8,490	1,749
Capitalized software development	8,300	--	8,300
Leasehold improvements	5,807	1,343	4,464
	$39,605	$20,902	$ 18,703

2007	Cost	Accumulated amortization	Net book value
Computer equipment	$12,736	$7,757	$ 4,979
Office furniture and equipment	1,985	1,013	972
Computer software and licenses	9,567	6,932	2,635
Capitalized software development	14,081	--	14,081
Leasehold improvements	4,029	894	3,135
	$42,398	$16,596	$ 25,802

Amortization expense of capital assets during the year was $4,306 (2007- $5,361; 2006- $4,748).

During 2008 and 2007, there were no changes in the estimated useful lives of computer equipment and office furniture and equipment. In 2006, a change in the estimated useful lives of computer equipment and office furniture and equipment resulted in additional amortization expense of $681.

During 2008, the Company performed an impairment review on software development projects associated with a new software gaming platform designed to support multiple gaming methods on a scalable server infrastructure that were taking longer and costing more to complete than expected. The Company completed a valuation of these capitalized software development costs using the relief-from-royalty method which includes estimating the net cash flows expected from these projects and discounting these cash flows to present value at a discount

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

4.	Capital assets (continued):

rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues.

Using this approach, the Company determined that the carrying amounts of these assets exceeded their fair value. Consequently, the Company recorded an impairment loss of $6,680, the amount by which the carrying value exceeded the estimated fair value. This impairment loss is included in the write-down of long-term assets in the accompanying consolidated statements of earnings and comprehensive income. Once these assets are put into use, the Company will commence amortization on a straight line basis over seven years. The Company had previously expected a five year useful life for these assets.

In addition the Company recorded a loss of $427 in relation to software development projects associated with integration of certain poker operations. Refer to note 16 for details.

5.	Long-term investments:

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. (“568 Inc.”), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. Under the terms of the agreement, the Company is required to make additional investments in 568 Inc. of up to $350 should 568 Inc. achieve certain financial targets and pursuant to this obligation, during the year, the Company made a further investment by way of a $350 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale and are carried at cost as the fair market value is not readily determinable. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. (“Mikoishi”), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. The investment in Mikoishi is designated as available-for-sale which is measured at fair value. During the year, the Company received evidence of Mikoshi’s current fair value and as a result, the Company has recorded a write down in the value of the investment of $2,200, which is included as an impairment of long-term assets included in the accompanying consolidated statements of earnings and comprehensive income. In 2007, the Company recorded an asset of approximately $450 for an embedded derivative related to potential future investments denominated in Singaporean dollars which were due if certain performance criteria were met. These performance criteria were not met and as a result, the Company wrote off the asset associated with the embedded derivative.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

5.	Long-term investments (continued):

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. (“Mobilebus”), a privately held Korean company specializing in game development, for cash consideration of $645. In exchange for cash consideration, the Company received common shares. The investment in Mobilebus is classified as available-for-sale and is carried at cost as the fair market value is not readily determinable.

In May 2008, the Company acquired an 11.1% interest in Jingle Prize Inc. (“Jingle”), a leading supplier of online mahjong games, for $1,000. In exchange for the cash consideration, the Company received preference shares, which rank pari passu with the common shares of Jingle with respect to all dividends and voting rights. The terms of this agreement require the Company to make additional investments in Jingle if certain performance criteria are met. In December 2008, the first performance criteria were met resulting in an additional investment of $700, increasing the Company’s equity ownership in Jingle to 18.9%. At December 31, 2008 $100 was owed to Jingle in relation to the cash consideration. Additional consideration of up to $1,954 may be payable if certain additional performance criteria are met. The investment is designated as available-for-sale and is carried at cost as the fair market value is not readily determinable.

6.	Goodwill and intangible assets:

In January 2007, the Company acquired the poker brand and customer list of Parbet.com. The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list. The Company also recorded a future income tax liability of $1,308. The brand is being amortized over 12 years and the customer list over 5 years. During the year, the Company recorded $1,246 of amortization associated with the intangible assets (2007: $1,042, 2006: Nil).

Due to decreasing poker revenues achieved and expected to be achieved from the Parbet.com brand in the immediate future, the Company reviewed the intangible assets for impairment. The Company completed a valuation of the intangible assets using the relief-from-royalty method, using probability weighted net cash flows expected from Parbet.com and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues. Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of approximately $7,214.The impairment loss included a $10,592 reduction in the cost basis of the intangibles as well as $2,439 of accumulated amortization and a $939 reduction in the deferred tax liability. As a result of the write down there was no accumulated amortization at year end. The impairment loss is included in the impairment of long-term assets in the accompanying consolidated statements of earnings and comprehensive income.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

6.	Goodwill and intangible assets (continued):

In August 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. The Company has included the results of these operations in its consolidated results of operations since the date of acquisition. The acquisition is accounted for as a business combination using the purchase method of accounting. During 2008, the Company paid $1,254 of additional consideration to the seller as a result of Casino.co.uk meeting certain performance criteria. This additional consideration was recorded as an increase to goodwill. Including the amounts recorded in 2008, the Company has allocated $1,323 of the purchase price to the brand name, $1,630 to the customer lists and $4,769 to goodwill. The Company also recorded a future income tax liability of $370. The brand name and the customer list are being amortized over their estimated useful lives of 12 years and 7 years, respectively. During the year, the Company recorded $342 of amortization associated with the intangible assets (2007: $115, 2006: Nil). At December 31, 2008 the accumulated amortization associated with customer lists was $310 and brands $147.

7.	Credit facilities:

In 2007, The Company had an operating credit facility with a Canadian chartered bank in the amount of $3,000. The Company no longer has an operating credit facility. No amount had been utilized under this facility during 2008 and 2007.

8.	Minority interest:

As described in the preamble to the notes, pursuant to a business reorganization implemented by way of the Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company. As part of the Arrangement, taxable Canadian residents received exchangeable shares of CEC, an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company’s shareholders’ equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the accompanying consolidated balance sheet. A similar proportional share of the net (losses)/earnings associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

8.	Minority interest (continued):

statements of earnings and comprehensive income as minority interest. At December 31, 2008, the losses of the subsidiaries not owned by CEC totalled $1,389 (2007: $4,500) and were not included in the minority interest calculation. In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets. For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, a total of 241,600 CEC shares have been exchanged for the Company’s shares.

9.	Capital risk management:

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business. The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and London Stock Exchange. The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At December 31, 2008 the Company had $72,440 (December 31, 2007: $109,306) shareholders’ equity. The Company’s capital gives it the financial flexibility to take advantage of opportunities in its markets, consider potential strategic acquisitions, pay dividends, and repurchase common shares under its Normal Course Issuer Bid.

The Company offers stock options to key employees. At present employees hold approximately 984,000 options to purchase common shares of the Company.

On November 12, 2008, a dividend of $0.03 per share was announced, a decrease from $0.12 per share announced after the first and second quarter in 2008. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

In November 2007, the Company filed a Normal Course Issuer Bid (the “2008 Normal Course Issuer Bid”) that entitled the Company to acquire and cancel up to 1,281,000 of its common shares between November 14, 2007 and November 13, 2008. All purchases are to be made on the open market at the market price at the time of the purchase. For the year ended December 31, 2008, the Company repurchased 124,905 shares, for a total cost of $1,420 associated with the 2008 Normal Course Issuer Bid. .

In November 2008, the Company filed a Normal Course Issuer Bid (the “2009 Normal Course Issuer Bid”), which authorizes the Company to acquire and cancel up to 1,267,871 of its common shares between December 3, 2008 and December 2, 2009. At December 31, 2008, there were no purchases under the 2009 Normal Course Issuer Bid.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

9.	Capital risk management (continued):

There were no changes in the Company’s policy for managing capital during the year ended December 31, 2008. With the exception of the deposit with the Lottery Gaming Authority of Malta, neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

10.	Share capital:

Authorized:

Unlimited common shares with no par value

Issued and outstanding:

	Issued common shares		Contributed surplus
	Shares	Amount		Total
(in thousands)
Cryptologic Inc.:
Balance, December 31, 2006	13,641	29,028	68	29,096
Exercise of stock options	262	4,975	--	4,975
Cryptologic Limited:
Impact of reorganization (a)	(1,333)	(3,260)	--	(3,260)
Shares exchanged (a)	218	1,810	--	1,810
Exercise of stock options	25	786	--	786
Balance, December 31, 2007	12,813	33,339	68	33,407

Shares exchanged (a)	24	198	--	198
Common shares repurchased	(125)	(327)	--	(327)
Exercise of stock options	15	274	--	274
Balance at December 31, 2008	12,727	$33,484	$68	$33,552
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

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

10.	Share capital (continued):

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since then, a total of 241,600 shares of CEC have been exchanged, with the remaining shares of CEC being reflected as minority interest as at December 31, 2008.

On June 1, 2014, the Company will redeem all but not less than all of the then outstanding CEC shares for an amount per share equal to the redemption price, which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each CEC share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of CEC shares with the right to vote on the Company’s matters. This share has been recorded in the share capital of the accompanying consolidated balance sheet at December 31, 2008.

(b)	Normal course issuer bid:

During 2008, 2007 and 2006 under normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares, representing 10% of the outstanding common shares at that time:

		Repurchased and cancelled shares
Normal course issuer bid	Authorized shares	2008	2007	2006
September 29, 2006, to
September 28, 2007	1,350,000	--	--	--
November 14, 2007 to
November 13, 2008	1,281,000	124,905	--	--
December 3, 2008 to
December 2, 2009	1,267,871	--	--	--

In September 2006, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,350,000 of CryptoLogic Inc.’s outstanding common shares for the period commencing September 29, 2006 and ending September 28, 2007. This plan was transferred to CryptoLogic Limited as part of the Arrangement. The Company did not make any purchases under its 2006/2007 bid.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

10.	Share capital (continued):

In November 2007, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,281,000 of the Company’s outstanding common shares for the period commencing November 14, 2007 and ending November 13, 2008. CryptoLogic Limited. repurchased and cancelled 124,905 common shares during 2008 for a total cost of $1,420 of which $1,093 representing the excess of purchase price over stated value, was charged to retained earnings.

In November 2008, the Board of Directors authorized the Company to purchase up to 1,267,871 shares of the issued ordinary shares on the open market through facilities of the Toronto Stock Exchange. Purchases under the 2009 Normal Course Issuer Bid commence on December 3, 2008 and will terminate on December 2, 2009.

11.	Stock-based compensation and employee benefits:
(a)	Stock option plan:

Under the stock option plan, the Company may grant options to directors, officers and other key employees to purchase common shares. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. Under the plan, a maximum of 3,900,000 common shares may be issued. The exercise price of the options may not be less than the market value of the underlying common shares on the date of grant. The Company generally grants stock options with an exercise price at the closing price on the date of grant. There are 385,001 (2007 - 109,412; 2006 - 781,350) common shares available to be issued under the stock option plan as at December 31, 2008. Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

11.	Stock-based compensation and employee benefits (continued):
Details of stock option transactions are as follows:

		2008		2007		2006
	Number of options	Weighted average exercise price of options	Number of options	Weighted average exercise price of options	Number of options	Weighted average exercise price of options
		(Cdn. $)		(Cdn. $)		(Cdn. $)

Options outstanding,
beginning of year	1,391,525	24.65	1,006,584	21.35	1,105,073	17.59
Granted	145,000	18.68	896,500	26.35	387,300	24.89
Exercised	(15,725)	12.16	(286,997)	15.71	(318,834)	11.28
Forfeited	(425,589)	26.62	(224,562)	25.16	(166,955)	23.90
Options outstanding,
end of year	1,095,211	23.88	1,391,525	25.13	1,006,584	21.35
Options exercisable,
end of year	566,189	25.45	331,894	24.65	295,105	19.83

	2008			2008
	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
(Cdn. $)			(Cdn. $)		(Cdn. $)

$10.01 - $15.00	5,000	4.53	13.31	--	--
$15.01 - $20.00	388,125	3.50	18.66	101,334	18.44
$20.01 - $25.00	235,836	2.24	23.68	135,462	23.53
$25.01 - $30.00	463,250	2.87	28.42	326,893	28.39
$30.01 - $35.00	3,000	1.13	30.85	2,500	30.85
	1,095,211	2.96	23.88	566,189	25.45

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

11.	Stock-based compensation and employee benefits (continued):

The Company expenses the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007	2006

Dividend yield	2.12%	1.90%	2.00%
Risk-free interest rate	2.77%	4.07%	4.25%
Expected volatility	46.12%	52.0%	55.00%
Expected life of option in years	3	3	5

The weighted average fair value of options granted during 2008 was $5.37 (2007 - $7.89; 2006 - $9.98).

Included in operating costs is the cost of stock options in the amount of $1,895 (2007 - $2,732; 2006 - $2,255). Included in reorganization costs is the cost of stock options in the amount of nil (2007 - $982; 2006 - nil).

(b)	Long-term incentive plan:

During the year, the Company recorded a net benefit of $452 in operating expense associated with its long-term incentive plans as the Company determined that the probability of achieving the targets of the 2007 plan were remote. The Company recorded an expense of $155 and $2,028 in 2007 and 2006, respectively. During 2006, the Company included $346 in reorganization expense as a result of accelerated vesting for certain employees with termination agreements.

(c)	Defined contribution pension scheme:

The Company contributes to a defined contribution pension plan for a limited number of employees. During 2008 the amount charged to the statements of earnings and comprehensive income and the amount outstanding at year end were immaterial (2007 and 2006 – nil).

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

12.	Commitments and contingencies:

(a)	The Company has operating lease agreements for premises expiring at various periods up to July 2015. The future minimum annual rental payments on the operating leases are as follows:

2009	$2,300
2010	2,244
2011	2,296
2012	2,298
2013	1,994
Thereafter	2,534

(b)	The Company has subleases agreements for premises expiring in July 2015. The future annual sub-lease revenues are as follows:

2009	$184
2010	188
2011	195
2012	195
2013	195
2014	195
2015	113

(c)	The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2013:

2009	$550
2010	--
2011	50
2012	50
2013	200

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

12.	Commitments and contingencies (continued):
(d)

The Company and its subsidiaries are involved in certain claims and litigation arising out of the ordinary course and conduct of business, including intellectual property matters. Management assesses such claims and, if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlement or awards under such claims are provided for when reasonably determinable. During 2008, the Company determined its accrual of $1,000 for certain contingencies was no longer required, increasing revenue by a corresponding amount (2007: $2,000).

(e)

During 2008, the Company reviewed its e-cash operation and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised. Accordingly, approximately $1,200 that was recorded as a liability for future payments was no longer required. This change was recorded in other revenue.

(f)

During 2007, the Company performed an analysis of the accumulation of the funds in the jackpot provision and a statistical analysis of the amounts required to address jackpot payouts. Consequently, the Company revised its estimated liability based on this analysis. This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4,473.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

13.	(Loss)/earnings per common share:

(Loss)/earnings per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted (loss)/earnings per share.

The (loss)/earnings attributable to the common shares in calculating the basic and diluted (loss)/earnings per share is as follows:

	2008	2007	2006
(Loss)/earnings attributable to common shares	$(32,738)	$5,528	$24,812
(Loss)/earnings attributable to CEC shares	(2,676)	971	--

(Loss)/earnings before minority interest	$(35,414)	$6,499	$24,812

The denominator used in calculating basic and diluted (loss)/earnings per common share is calculated as follows:

All share amounts below are in thousands of shares (`000s)	2008	2007	2006
Weighted average number of common
shares outstanding - basic	12,780	13,223	13,558
Add weighted average impact of CEC
issued during reorganization	1,108	668	--
Total weighted average number of shares
outstanding - basic	13,888	13,891	13,558

Add dilutive options	--	16	173
Total weighted average number of shares
outstanding - diluted	13,888	13,907	13,731

Basic and diluted (loss)/earnings per common share are as follows:

	2008	2007	2006
(Loss)/earnings per common share:
Basic	$(2.55)	$0.47	$1.83
Diluted	$(2.55)	$0.47	$1.81

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

13.	(Loss)/earnings per common share (continued):

For the year ended December 31, 2008, basic and diluted net loss per share has been computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. For the year ended December 31, 2008, diluted net loss per share does not include the effect of the 1,095,211 options to purchase common shares as their impact would be anti-dilutive.

For the year ended December 31, 2007, options to purchase 755,971 common shares (2006 – 193,625) were excluded from the computation of diluted earnings per share as the exercise price exceeded the average market price of common shares for the reporting year.

14.	Reorganization:

Restructuring plan announced in 2008:

On November 12, 2008, the Company announced a plan that it will integrate its poker network with one of the world’s leading gaming technology and services companies and its intent to focus on its branded games and its Internet casino business. This integration of CryptoLogic’s poker operations and customers is expected to generate significant cost savings.

Payments during year ended December 31, 2008	$(732)
Included in accounts payable and
accrued liabilities at December 31, 2008	$658

Professional fees	499
Employee severance	891
Amount recorded in 2008 consolidated statement of earnings	$1,390

The Company expects expenses requiring an outlay of cash to total approximately $3,500 and expects the entire plan to be paid by the end of 2009.

CRYPTOLOGIC LIMITED
(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

14.	Reorganization (continued):

Restructuring plan announced in 2006:

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located in a gaming friendly environment. This move was completed in 2007. Costs incurred during 2007 were $5,666 (2006 - $3,700) largely related to professional fees, search fees, relocation and employee severance.

Payments during year ended December 31, 2006	$(1,466)
Included in accounts payable and
accrued liabilities at December 31, 2006	$2,234

Professional fees	3,276
Employee severance	587
Employee recruitment and relocation	1,803
Amount recorded in the 2007 consolidated statement of earnings	$5,666

$7,900

Payments made prior to December 31, 2007	(7,685)
Payments made during year ended December 31, 2008	(215)

Included in accounts payable and accrued liabilities at December 31, 2008	$--

15.	Departure costs for former CEO:

In February 2008 the Company replaced its former President and CEO. As a result of these changes the Company incurred and paid the following costs in relation to the departure:

Departure costs	$2,877
Profession fees	523
$3,400

In addition to the above and as part of the arrangements agreed, the former CEO would have been entitled to a further payment of $2,175 in the event that a change of control of the Company before April 30, 2009 (note 23).

Under the terms of the agreement which evidences this entitlement, a change of control would include any person acquiring more than 25% of the voting securities of the Company, or in certain circumstances, a change in the composition of a majority of the board of directors over any twelve month period.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

16.	Poker room integration costs

During 2008, the Company announced its plans to migrate certain poker operations to a third party poker network. Accordingly the Company identified certain assets including software development projects and certain program costs where the integration of the poker room would indicate that the carrying amounts of such assets may not be recoverable. Measurement of any impairment loss for these assets is based on the amount by which the carrying value exceeds the fair value of the asset. With the exception of the Parbet intangible assets discussed in note 6, the fair value of these assets was generally zero. Accordingly the Company recorded a loss equal to the amount that their respective carrying values exceeded their market values including:

Poker-related program costs	$2,534
Poker development projects	427
Other	163
$3,124

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

17.	Income taxes:

As described in the preamble to the notes, pursuant to a business reorganization implemented by way of the Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company, a Guernsey company with tax residence in the Republic of Ireland.

The income tax provision differs from the amount which would be obtained by applying the Irish statutory income tax rate to the (loss)/earnings before income taxes. The following explains the major differences:

	2008	2007	2006

(Loss)/earnings before income taxes	$(35,898)	$7,492	$29,491

Income taxes at statutory rate of 12.50%
(2007 - 22.34%; 2006 - 36.12%) (a)	$(4,487)	$1,674	$10,652

Increase/(decrease) in income taxes
resulting from:
Differences in effective income tax
rates in foreign jurisdictions	(196)	823	(7,227)
Permanent differences:
Net cost/(benefit) of foreign exchange
gains not subject to tax	2,150	(1,584)	--
Non-deductible items	2,043	1,402	1,286
Net benefit of matters resolved
in the year	(275)	(1,314)	--
(Decrease)/increase in valuation
allowance	(153)	178	(119)
Other items	434	(186)	87
Income tax (recovery)/expense	$(484)	$993	$4,679

(a)

In 2008, 12.50% represents the statutory rate for Ireland. In 2007, the Company moved its headquarters from Canada to Ireland with effect from June 1, 2007, the statutory rate of 22.34% reflects an average of a 36.12% statutory rate in Canada for five months and a 12.50% statutory rate in Ireland for seven months.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

17.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
Future income tax assets:
Non-capital income tax loss carryforwards	$1,760	$228
Long-term incentive plan	--	379
Unrealized foreign exchange loss	--	955
Leasehold inducements	347	411
Accrued liabilities	89	362

	2,196	2,335

Valuation allowance	(17)	(242)
	2,179	2,093
Future income tax liabilities:
Capital assets	(140)	(356)
Unrealized foreign exchange gains	(51)	(680)
Intangible assets	(440)	(1,402)
	(631)	(2,438)

Net future income tax assets/(liabilities)	$1,548	$(345)

Amounts classified as future tax assets	$1,930	$--
Amounts classified as future tax liabilities	(382)	(345)
Net future income tax assets/(liabilities)	$1,548	$(345)

The tax losses of the subsidiaries of CryptoLogic Limited in Cyprus ($13,500) and Malta ($3,900) carry forward indefinitely. The tax losses of a Canadian subsidiary ($237) carry forward for 20 years.

The Company's federal income tax returns for the years ended December 31, 2003 and December 31, 2004 are under examination by the Canadian Revenue Agency.

The Company has a valuation allowance of $17 as of December 31, 2008 to reduce future income tax assets to the amount that is more likely than not to be realized in future periods. In evaluating the Company's ability to recover its future income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

17.	Income taxes (continued):

Recent amendments to Section 261 of the Income Tax Act in Canada permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation's "functional currency" as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars. In October 2008, the Company’s Canadian subsidiary, filed an election under section 261 of the Income Tax Act to use the United States dollar as its functional currency and to have these amended provisions, as proposed, apply to its taxation filings for the year ending December 31, 2008. As at December 31, 2008 the amending legislation had not met the requirement of being "substantively enacted" for the purposes of Canadian generally accepted accounting principles. Accordingly, the effects of the October 2008 election have not been incorporated in the accompanying consolidated statements of earnings and comprehensive income for the year ended December 31, 2008. The Company will record a benefit to income tax of approximately $1,400 in the first quarter of 2009.

18.	Related party transactions:

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $420 in 2008 (2007 - $935; 2006 - $653) and are included in general and administrative expenses in the accompanying consolidated statements of earnings and comprehensive income. At December 31, 2008, there was $27 outstanding (2007 - $85; 2006 - $35).

The Company paid $15 (2007 - $292; 2006 – nil) to a second law firm in which another of its Board of Directors is a partner. At December 31, 2008, there were no amounts outstanding (2007 – nil; 2006 – nil).

In 2006, the Company purchased, in the normal course of operations, software from a company in which a former officer of the Company had a personal interest. Payments to this company in 2006 amounted to $43. There were no transactions with this party in 2007 or 2008.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

19.	Financial risk management

(a)   Overview

The Company has exposure to the following risks from its use of financial instruments.

•	credit risk
•	market risk

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b)   Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The carrying amount of the Company’s financial assets reflects its expected maximum credit exposure.

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses, but historically the Company has not experienced any significant credit losses associated with its online poker and casino businesses. The nature of the branded games initiative the Company has started will mean that accounts receivable will grow in future periods.

The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents

The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of AA/R-1-Mid and higher. Investments are limited to money market deposits with a maturity of less than 90 days.

(c)   Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

19.	Financial risk management (continued):

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenue denominated in currencies other than U.S. dollars, its functional currency, primarily British pounds and euro, and expenses associated with its multinational operations (primarily Canadian dollars, the British pounds and euro) as well as the respective receivable and payable balances. The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies. As at December 31, 2008, approximately 85% of the Company’s financial assets are denominated in its functional currency.

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which have an original maturity of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on the Company’s cash and cash equivalents as at December 31, 2008 was 2.53% (2007: 6.94%).

(d)   Quantification of risk exposure: foreign currency risk

At December 31, 2008, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

In USD equivalents (000's)	USD	euro	GBP	Others	Total
Cash and cash equivalents	$ 34,218	$ 728	$ (412)	$ 1,814	$ 36,348
Restricted cash	$ 5,000	$ 2,175	$ —	$ —	$ 7,175
Accounts receivable and other	$ 2,758	$ 1,416	$ 1,265	$ 563	$ 6,002
Accounts payable and accrued liabilities	$ (4,206)	$ (2,687)	$ (4,112)	$ (4,351)	$ (15,356)
Net balance sheet exposure	$ 37,770	$ 1,632	$ (3,259)	$ (1,974)	$ 34,169

The Company’s revenue exposure for revenue denominated in foreign currencies was substantially as follows:

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

19.	Financial risk management (continued):

In USD equivalents (000's)	USD	euro	GBP	CDN	Other	Total
Revenue
Year ended December 31, 2008	$ 19,042	$ 12,404	$ 30,080	$ —	$ —	$ 61,526
Year ended December 31, 2007	$ 28,672	$ 12,027	$ 32,946	$ 14	$ —	$ 73,659
Year ended December 31, 2006	$ 58,037	$ 9,786	$ 36,199	$ —	$ —	$ 104,022

Expenses
Year ended December 31, 2008	$ 24,536	$ 27,644	$ 18,250	$ 28,344	$ 829	$ 99,603
Year ended December 31, 2007	$ 18,005	$ 6,632	$ 12,069	$ 27,861	$ 7,817	$ 72,384
Year ended December 31, 2006	$ 27,003	$ 1,462	$ 8,606	$ 38,006	$ 6,546	$ 81,623

Fair Value Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at December 31, 2008 would have increased net earnings by approximately $400. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at December 31, 2008. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect. During the current year, the Company incurred a loss of approximately $6,151 on the revaluation of its net balance sheet exposure. This loss was caused by the depreciation of the British pound and euro in comparison to the U.S. dollar, at a time when the Company had significant net assets in each of these currencies.

Net Revenue Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the year ended December 31, 2008 would have decreased net revenue by approximately $4,248. This analysis assumes that all other variables, in particular interest rates, remained constant during the year and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Expense Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the year ended December 31, 2008 would have decreased expense, and correspondingly increased net earnings, by approximately $7,507. This analysis assumes that all other variables, in particular interest rates, remained constant during the year, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

19.	Financial risk management (continued):

Quantification of risk exposure: The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. The exposure is principally to a decrease in interest rates in the United States, Britain and the Eurozone.

Interest Income Exposure: A 100 basis point increase in interest rates on average for the year ended December 31, 2008 would have increased interest income by approximately $725. This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

Foreign Exchange

In 2008, the Company recognized a total foreign exchange loss of $6,151 (2007 – foreign exchange gain $682, 2006 – foreign exchange gain $574), which is recorded as an operating expense in the accompanying consolidated statements of earnings and comprehensive income. For the year ended December 31, 2008 the company was exposed to the following currency rate movements against the U.S. dollar: a 20% weakening of the Canadian dollar; a 4% weakening of the euro and a 27% weakening of the British pound.

During 2008, the Company entered into a currency swap associated with the change of control payment potentially due to the former CEO, which is denominated in euro fixing the exchange rate.

20.	Revenue:

The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators that allows licensees to provide online casino and poker games and considers this activity to be one reportable segment. Revenue from these offerings for online casino and poker games in 2008 was $42,150 (2007 - $49,457; 2006 - $59,211) and $13,760 (2007 - $19,523; 2006 - $33,934), respectively. Revenue from other sources was $5,616 (2007 - $4,679; 2006 - $10,877).

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

21.	Components of non-operating income:

Non operating income comprises gains recorded on the sale of common shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related expenses.

	2008	2007	2006

Gain on temporary holding in shares	$801	$--	$--
Froeign exchange gain and interest on
temporary cash deposit	544	--	--

Related expenses	(1,243)	--	--

Non operating income	$102	$--	$--

22.	Differences between Canadian and United States generally accepted accounting principles:

The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements, as noted above, are as follows:

	2008	2007	2006

(Loss)/earnings based on Canadian GAAP	$(32,738)	$5,528	$24,812
Adjustment for stock-based compensation (a)	(310)	112	824

(Loss)/earnings based on U.S. GAAP	$(33,048)	$5,640	$25,636

	2008	2007	2006

(Loss)/earnings per common share based on U.S GAAP:
Basic	$(2.57)	$0.48	$1.89
Diluted	$(2.57)	$0.48	$1.87

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

22.	Differences between Canadian and United States generally accepted accounting principles (continued):
(a)

On January 1, 2006, FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)") became effective under U.S. GAAP, for new awards granted on or after this date under the Company's stock option and long-term incentive plans and for the unvested portion of existing awards on January 1, 2006.

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

The cumulative effects of FAS 123(R) if adopted on January 1, 2006 and the 2006 U.S. GAAP stock-based compensation adjustment would have been $601 and $223, respectively. These amounts were quantified using a weighted average forfeiture rate assumption of 27%. For 2008 the estimated weighted average forfeiture rate is 53%, resulting in a U.S. GAAP stock-based compensation adjustment of $310 compared with a forfeiture rate of 19% in 2007 and a stock-based compensation adjustment of $112.

(ii)	Long-term incentive plan:

Under Canadian GAAP, the Company uses an intrinsic value-based method to record compensation expense for liability classified awards. FAS 123(R) requires the use of a fair value-based method, rather than an intrinsic value-based method, to measure and record compensation expense for these awards. The Company has determined there is no material difference to the financial position, cash flows or results of operation between the intrinsic value and the fair value of the units awarded under its long-term incentive plan.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

22.	Differences between Canadian and United States generally accepted accounting principles (continued):

(b)	Income taxes:

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

As a result, under Canadian GAAP, the Company has classified all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value. Under United States GAAP, cash, cash equivalents, short-term investments and user funds on deposit would not be classified as held-for-trading assets. Cash, cash equivalents, and short-term investments are measured at cost plus accrued interest and user funds on deposit are measured at the redemption amount. The Company has determined that there is no material difference between the fair value and the cost plus accrued interest or redemption amounts for these financial assets under United States GAAP.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2008, 2007 and 2006

22.	Differences between Canadian and United States generally accepted accounting principles (continued):

Furthermore, under Canadian GAAP the Company has classified long-term investments as available-for-sale, which are measured at fair value. These long-term investments do not satisfy the requirements under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115") to be classified as available-for-sale, and therefore, these long-term investments are measured at cost under United States GAAP. However, the carrying value of long-term investments would be reviewed under United States GAAP for declines in value that are other than temporary by considering factors such as current economic and market conditions and the operating performance of the companies and would record reductions in carrying values when necessary.

Adjustments to the fair value of long-term investments are recorded where the market value is readily available. The Company was able to determine the estimated fair market value of its investment in Mikoishi resulting in an impairment of $2,200. The Company has determined there is no material difference on its financial position, cash flows or results of operations between recording its long-term investments at fair value or at cost, adjusted for other than temporary declines in fair value.

23.	Subsequent events:

In January 2009, the Company agreed to terms with a leading distributor of branded content where the Company has exclusive rights during the five year contract term to certain content in exchange for a minimum royalty payment of $5,000 of which $1,000 was paid upon execution of the agreement. The remaining $4,000 is due based on the terms of contract.

On March 10, 2009, the Company was informed via correspondence received from the Company’s former CEO that the amounts held in escrow will be released to the Company and become unrestricted in the near future (note 15). The Company continues to assess its legal position and its options in this regard.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts Receivable Allowance for Doubtful Accounts
Years ended December 31(In US$)

	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of Recoveries	Balance at End of Year
2006	--	(11,049)		11,049
2007	11,049		(50)	10,999
2008	10,999	(70,162)	81,161	—

S-1