Form 20-F
period 2009-12-31
CRYPTOLOGIC LTD
filed 2010-03-31
CIK 1094036

*

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009.

13,819,051 Common Shares (including 1,025,031 Exchangeable Shares)

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

☒Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒

Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Table of Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	2
PART I	3
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
SELECTED FINANCIAL DATA	3
RISK FACTORS	4
ITEM 4. INFORMATION ON THE COMPANY	13
A. HISTORY AND DEVELOPMENT OF THE COMPANY	13
B. BUSINESS OVERVIEW	13
C. ORGANIZATIONAL STRUCTURE	21
D. PROPERTY, PLANTS AND EQUIPMENT	22
ITEM 4A. UNRESOLVED STAFF COMMENTS	22
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22
OVERVIEW	23
A STRATEGY FOR SUSTAINABLE GROWTH	23
PRODUCT PERFORMANCE	24
NEW DEVELOPMENTS	25
OUTLOOK	26
A. OPERATING RESULTS	27
B. LIQUIDITY AND CAPITAL RESOURCES	38
C. RESEARCH AND DEVELOPMENT	44
D. TREND INFORMATION	44
E. OFF-BALANCE SHEET ARRANGEMENTS	44
F. CONTRACTUAL OBLIGATIONS	45
G. SAFE HARBOR	45
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	45
A. DIRECTORS AND SENIOR MANAGEMENT	45
B. COMPENSATION	47
C. BOARD PRACTICES	53
D. EMPLOYEES	55
E. SHARE OWNERSHIP	55
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
A. MAJOR SHAREHOLDERS	57
B. RELATED PARTY TRANSACTIONS	59
ITEM 8. FINANCIAL INFORMATION	59
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	59
B. SIGNIFICANT CHANGES	60
ITEM 9. THE OFFER AND LISTING	60
ITEM 10. ADDITIONAL INFORMATION	62
A. SHARE CAPITAL	62

62
B. MEMORANDUM AND ARTICLES OF ASSOCIATION	62
C. MATERIAL CONTRACTS	65
D. EXCHANGE CONTROLS	66
E. TAXATION	66
F. DIVIDENDS AND PAYING AGENTS	74
G. STATEMENT BY EXPERTS	74
H. DOCUMENTS ON DISPLAY	75
I. SUBSIDIARY INFORMATION	75
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	75
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	76
PART II	76
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	76
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	76
ITEM 15. CONTROLS AND PROCEDURES	76
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	77
ITEM 16B. CODE OF ETHICS	77
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	78
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	79
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	79
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	80
ITEM 16G. CORPORATE GOVERNANCE	80
PART III	81
ITEM 17. FINANCIAL STATEMENTS	81
ITEM 18. FINANCIAL STATEMENTS	81
ITEM 19. EXHIBITS	82

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

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the annual report reflects the financial position, results of operations and cash flows as if CryptoLogic Limited has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under Canadian generally accepted accounting principles (“Canadian GAAP”).

We have prepared our financial statements in accordance with Canadian GAAP, which are different from generally accepted accounting principles in the United States (“U.S. GAAP”) and may not be comparable to financial statements of United States companies. Significant measurement differences in our financial information between Canadian GAAP and U.S. GAAP for the years ended December 31, 2009, 2008, and 2007 are disclosed in Note 21 to our audited consolidated financial statements.

In this annual report, all currency refers to U.S. Dollars (US$) and all information is as of March 11, 2010 unless indicated otherwise.

Percentages and some amounts in this annual report have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

Information contained in this annual report concerning the industry in which we operate has been obtained from publicly available information from third party sources (including Global Betting and Gaming Consultants, March 2009, or “GBGC”). Although we believe such information is reliable, we have not had such information verified by any independent source.

This annual report contains trade names, trademarks, registered marks, and service marks including DC Comics™, Superman™, Wonder Woman™, Marvel™, Jenga™, Batman™, Spider-Man™ and The Hulk™ belonging to us and other companies. All trademarks, trade names, registered marks, and service marks appearing in this annual report are the property of their respective holders.

Cautionary Statement Regarding Forward-Looking Information

This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, adopted pursuant to the Private Securities Litigation Reform Act of 1995. Statements that are not purely historical may be forward-looking, including statements regarding our expectations, objectives, anticipations, estimations, intentions, plans, hopes, beliefs, or strategies regarding the future. Such forward-looking statements include, but are not limited to:

•	the financial or business impact of new or amendments to legislation or regulation in individual countries or by multi-jurisdictional governmental organizations;
•	the impact of the loss of key licensees;
•	the impact of recent new customers and expected additional customers to partially offset revenue lost from William Hill;
•	the success of our new growth strategy and restructuring program to reduce operating costs and return to profitability and positive cash flow;
•	expected revenue growth from branded games and hosted casino licensing in 2010;
•	potential new revenue sources in 2010 from gaming sites;
•	the increased liquidity and profitability (albeit at lower levels), and lower costs, resulting from outsourcing of our poker network;
•	the impact of potential legal proceedings upon our business; and
•	statements that include the words “may”, “will”, “plans”, “estimates”, “anticipates”, “believes”, “expects”, “intends” and other similar words.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties, and potentially inaccurate assumptions. These risks and uncertainties include, among others, those discussed in “Item 3. Key Information-Risk Factors” of this annual report, (including without limitation, risks associated with i) existing and potential future changes to government regulation, ii) the current global financial condition, iii) legal proceedings, iv) foreign exchange fluctuations, and v) competition) as well as our consolidated financial statements, related Notes, and the other financial information appearing elsewhere in this annual report and our other documents we file with or furnish to the Securities and Exchange Commission. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. You should bear this in mind as you consider forward-looking statements. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

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

For the Years Ended December 31,	2009	2008	2007	2006	2005

(In thousands, except per share disclosure)
Revenue	$39,794	$61,526	$73,659	$104,022	$86,307
Net (loss)/earnings and comprehensive (loss)/income	$(35,510)	$(32,738)	$5,528	$24,812	$20,530
Basic (loss)/earnings per share	$(2.78)	$(2.55)	$0.47	$1.83	$1.51
Diluted (loss)/earnings per share	$(2.78)	$(2.55)	$0.47	$1.81	$1.46
Basic weighted average number of shares	$13,820	$13,888	$13,891	$13,558	$13,588
Diluted weighted average number of shares	$13,820	$13,888	$13,907	$13,731	$14,067
Total assets	$63,370	$105,806	$170,633	$184,520	$154,398
Shareholders’ equity	$36,796	$72,440	$109,306	$111,584	$87,225
Share capital	$33,916	$33,552	$33,407	$29,096	$25,171
Dividends per share	$0.07	$0.39	$0.48	$0.43	$0.22

Our financial statements have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian GAAP and U.S. GAAP are described in Note 21 to the consolidated financial statements in respect of each of the years presented. If the Company had followed U.S. GAAP, certain items in the consolidated financial statements would have been reported as follow:

For the Years Ended December 31,	2009	2008	2007	2006	2005

(In thousands, except per share disclosure)
Net (loss)/earnings	$(36,669)	$(33,048)	$5,640	$25,636	$20,530
Basic (loss)/earnings per share	$(2.87)	$(2.57)	$0.48	$1.89	$1.51
Diluted (loss)/earnings per share	$(2.87)	$(2.57)	$0.48	$1.87	$1.46

RISK FACTORS

Current and future legislation and court decisions may have a material impact on our operations and financial results

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. Our hosted casino licensees hold government licenses to operate Internet gaming sites hosted in Malta and our branded games licensees hold similar licenses issued by the jurisdictions in which their gaming servers are hosted. Some countries have introduced regulations attempting to restrict or prohibit Internet gaming, while others have taken the position that Internet gaming should be regulated and have adopted or are in the process of considering legislation to enable that regulation.

While the U.K. and other European countries such as Malta and Gibraltar have currently adopted a regime which permits its licensees to accept wagers from any jurisdiction, other countries, including Italy and France have, or are in the process of implementing regimes which only permit the targeting of the domestic market provided a local license is obtained and local taxes accounted for. Other European territories continue to defend a licensing regime that protects monopoly providers and have combined this with an attempt to outlaw all other supplies. Either of these restrictive approaches may yet be deemed to be in potential conflict (in any specific jurisdiction) with E.U. treaty law (governing the free movement of trade and services throughout the European Union) and case law rendered by the European Court of Justice (the “ECJ”). Over the past several years, the European Commission (the “EC”) has attempted to prompt the introduction of directives that would harmonize online gaming within the E.U., which is in line with the EC’s stated goal of encouraging a free and open cross-border market, but this has met with substantial opposition. There is therefore no indication that any such harmonization will be achieved in the near term. Contemporaneous with its efforts to harmonize European online gaming laws, the EC has initiated infringement proceedings against various member states in relation to perceived breaches of Article 56 of the Treaty on the Functionality of the European Union (which article enshrines the principle of freedom of movement of services), but in most cases these have not reached conclusion.

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. The Unlawful Internet Gaming Enforcement Act (“UIGEA”), which is designed to prohibit payments relating to Internet gaming was enacted on October 13, 2006 in the United States, and may be adopted in other jurisdictions.

Future legislative and court decisions may have a material impact on our operations and financial results. There is a risk that governmental authorities may view us or our licensees as having violated their local laws, despite CryptoLogic’s contractual requirement that each of its licensees is licensed to operate an Internet gaming business by the governmental authority of the country in which the gaming servers associated with the licensees’ gaming operations are located. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities incumbent monopoly providers, or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our licensees or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition as well as impact upon our reputation.

There can be no assurance that legally enforceable prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to legislate or regulate various aspects of the Internet or the Internet gaming industry (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations, either as a result of our determining that a jurisdiction should be blocked, or because a local license may be costly for us or our licensees to obtain and/or such licenses may contain other commercially undesirable conditions.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the U.K. and Continental Europe. Some of these developments can be considered as positive and some as negative. In this regard a brief summary of the regulatory situation in the U.K., Europe, and the United States follows:

United Kingdom

In September 2007, the U.K. Gambling Act came into force, which regulated online gaming for the first time in that jurisdiction. Most of the underlying codes in relation to entities established in the U.K., or marketing into the U.K. have been enacted. However, there is no assurance that the U.K. regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s independent regulator, will provide a commercially-viable market and may create restrictions that would have a material adverse effect on CryptoLogic’s customers, business, revenues, operating results and/or financial condition. Indeed, the Department of Culture Media and Sport (the “DCMS”) (the government body with responsibility for overseeing gambling), has recently announced that it may reconsider one of the main tenets of the Gambling Act, namely that if an online gaming operator was regulated either in Europe or in a jurisdiction approved by the DCMS (the so called “white listed” jurisdictions) such an operator could fully target the UK gambling market. It seems likely that the DCMS will recommend (in a report to be published imminently) that it will require entities not licensed in the UK to acquire some form of additional accreditation to access the UK market and/or pay taxes in the UK.

Continental Europe

France

France has decided to license the Internet gambling sector in 2010 but only in relation to poker games and sportsbook currently. It is therefore anticipated that the previously aggressive enforcement stance adopted by the French authorities is likely to resume when this regime is in force against those operators that fail to obtain any local license. Moreover, the licenses look likely to be subject to undesirable commercial terms, such as limits on maximum payouts and high levels of tax. Moreover, all poker play can only be amongst French customers, which will severely impede liquidity.

Germany

Online gambling was expressly prohibited in Germany by the State Gambling Treaty of 2008, under which an operator is liable to civil or administrative sanctions. Article 284 of the German Criminal Code which applies criminal sanctions to operators who provide online gambling services into Germany without a form of authorization has been the subject of legal debate over the purported breadth of its application.

Conflicting domestic court decisions on the legality of domestic law relating to online gambling (in light of the uncertainty of the application of Article 284 of the Criminal Code to online gambling businesses licensed outside of Germany, in particular by other EU member states, and the legality of the State Gambling Treaty under EU law) has led to uncoordinated enforcement action.

Moreover, the State Gambling Treaty expires on 31 December 2011, requiring Germany to address the issue of online gambling prior to this date. It may elect to adopt a similar regime to that implemented in France.

Italy

Recent willingness by the Italian government to regulate certain forms of Internet gaming could be perceived as indicative of a liberalization of the Internet gaming industry as a whole in that country. However, at present, the form of regulation put forward has failed to create attractive market conditions for many operators. As such, notwithstanding the fact that this market may appear to be liberalizing, in practice, Italy has not liberalized in a manner, or to a degree, that is helpful to the Company or its licensees. The Company and its licensees remain at risk that Italy may take aggressive action against parties whose operations at are not licensed pursuant to the regulatory regimes established by this country and furthermore, the fact that some Internet gaming activity is permitted under license may be sufficient for Italy to resist any residual criticisms or enforcement initiatives by the EC.

Spain

Madrid’s and Basque’s regional governments have recently implemented new legislation to regulate Internet gaming but it only permits services to be supplied by the licensed entity to Madrid residents. Therefore obtaining a license may be of little commercial value to any operator. Other regions may follow suit.

Holland

CryptoLogic’s licensees presently accept wagers from the Dutch market. The Dutch government has consistently taken steps to support and protect its state-sponsored casino operator’s (Holland Casino) monopoly, including taking legal action against Internet gaming operators. In addition, an announcement in 2009 by the Dutch Minister of Justice to the effect that payment support by Dutch banks of online gaming was unlawful (and precluded by existing law) caused a number of operators to block from the territory, and this cautious approach has been further exacerbated by the negative (recently published) opinion of Advocate General Bot in the case referred to the ECJ by Betfair and Ladbrokes which sought in effect to challenge the Dutch monopoly (the court normally follows the Advocate General’s opinion). In the event that the Dutch government seeks to take further steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, the Company’s licensees (and CryptoLogic accordingly) could be adversely impacted.

Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens’ winnings. Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the E.U. Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company’s licensees. In Norway, the government has specifically banned payment support of online gambling which came into force in 2010. The ban, means only payment support of state-owned gambling services will remain legal. In Denmark, the state monopoly on online gambling is being reconsidered by Danish government in light of EC criticism.

United States

Since the enactment of UIGEA in October 2006, the Company has prohibited its licensees from taking any wagers from U.S. residents. The UIGEA sought to clarify the illegality of processing or transferring any funds connected with unlawful Internet gaming, although some U.S. enforcement agencies claimed that previous existing legislation similarly outlawed these activities. Given that the Company had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the U.S., there is no guarantee that the U.S. Department of Justice will not seek to prosecute the Company, its officers or directors for alleged historic transgressions or similarly prosecute its licensees or their directors or shareholders. Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets. They also could damage the reputation of the Company, divert the attention of the Company’s key executives and have a material adverse effect on the business, revenues, operating results and/or financial condition of the Company.

The loss of a major payment option could limit our ability to accept deposits.

With the enactment of the UIGEA, financial institutions in the United States ceased to accept online gaming transactions. There can be no assurance that other financial institutions or credit card issuers outside the United States will not enact additional restrictions. The loss of a major payment option would have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that the systems and protective measures we have in place will or can guarantee protection against fraudulent activities and unauthorized access from minors.

There can be no assurance that the systems and protective measures we have in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions. We attempt to mitigate these concerns with systematic controls and a dedicated fraud team.

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

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be assisted by governmental authorities. Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. As a result, several major economies have been in prolonged recessions, including but not limited to, the United Kingdom and Germany. If these economies do not recover in a timely manner, future revenues may be adversely impacted. Secondly, the disruption to the global finance markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favorable to the Company. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or of our customers.

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or of our customers.

The Internet’s viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

End-users of our software depend on Internet Service Providers (“ISPs”), online service providers and our system infrastructure for access to the Internet gaming sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet service levels that we have contracted for, putting us in breach of contractual commitments, which in turn could materially adversely affect our business, revenues, operating results and financial condition.

The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition.

The Internet gaming industry continues to evolve rapidly. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition, and if our services do not continue to receive market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

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

If ISPs experience service interruptions, communications over the Internet may be interrupted and impair our ability to carry on business

Our electronic commerce product relies on ISPs to allow our licensees’ customers and servers to communicate with each other. If ISPs experience service interruptions, the communications over Internet may be interrupted and impair our ability to carry on business. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the capability of our system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Licensees of our software and services compete with existing and established recreational services and products, in addition to other forms of entertainment.

Licensees of our software and services compete with existing and established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in markets and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors. As well, such companies may be able to require that their own software, rather than the software of others, including our gaming software or our e-cash systems and support, be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a large number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will enter the market in the future.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of our market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

In fiscal 2009, our top 7 licensees accounted for approximately 82% (2008: 81%) of our total revenue. In addition, all our key licensees operate from a limited number of licensing jurisdictions.

In fiscal 2009, our top 7 licensees accounted for approximately 82% (2008: 81%) of our total revenue. In addition, all our key licensees operate from a limited number of licensing jurisdictions. The loss of one or more of these key licensees, or the loss of their license to operate in the limited number of licensing jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements. There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Licensing contracts generally have multi-year terms, are exclusive, and have renewal provisions, which provide us with a long term ongoing revenue stream. Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements. There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Similar issues exist in respect of brand licensing agreements. Our branded games business is dependant on our ability to continue to incorporate into our premium branded games, the intellectual property licensed to us by brand licensors, such as Marvel Comics, DC Comics, a division of Warner Bros., and Paramount Digital Entertainment. There can be no assurance that key brand license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and elimination of payment options.

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and elimination of payment options. Chargebacks refer to any deposit transaction credited to a user’s account that is later reversed or repudiated. While the Company has various control measures which seek to minimize exposure to chargebacks, it is not possible to entirely eliminate or prevent chargebacks, and a material increased incidence of chargebacks could have a material adverse effect on our business, revenues, operating results and financial conditions.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed.

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

Our financial results are reported in U.S. currency, which is subject to fluctuations as against the value of the currencies of the countries in which we operate, including British pounds, euro, and Canadian dollars. Fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

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

We may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

We may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

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

On March 30, 2010, the Company delivered to Marvel a Statement of Claim regarding an alleged breach by Marvel of certain provisions of its agreement with the Company relating to the licensing of Marvel comic book characters to CryptoLogic. Any proceeding flowing from the said Statement of Claim must proceed by way of arbitration in the City of New York and under New York law, as per the contract with Marvel.

Our competitive position is dependent in part upon our ability to protect our proprietary technology.

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes. We regard our source code as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

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

Our future success is dependent on certain key management and technical personnel.

Our future success is dependent on certain key management and technical personnel. The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, are expected to continue to place a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls.

The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, are expected to continue to place a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in our revenues without a corresponding and timely slowdown in our expenses, or our inability to manage or build future growth efficiently, could have a material adverse effect on our business, revenues, operating results and financial condition.

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

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our Common Shares. In addition, pursuant to a business reorganization completed in 2007 (see page 1) exchangeable shares of an indirect subsidiary of the Company, CEC were issued, and are listed and traded on the Toronto Stock Exchange. Because of separate listings, the trading prices of the Common Shares and CEC shares may not reflect equivalent values. Company-specific or broader market fluctuations may adversely affect the market price of the exchangeable shares, and there can be no assurance that there will continue to be an active market for these securities.

We may incur losses and further declines in revenue in future periods.

We have incurred losses in recent periods. We recorded a net loss of $35.5 million for the year ended December 31, 2009, and a net loss of $32.7 million for the year ended December 31, 2008. We may incur losses and further declines in revenue in the future periods. If we incur additional losses and our cash resources and financing options are insufficient, our ability to operate would be adversely impacted.

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

On June 1, 2007, in order to advance its global strategy, the Company moved its headquarters from Canada to the Republic of Ireland by forming a new parent company, CryptoLogic Limited, a company incorporated under the laws of Guernsey with its place of business in Dublin, Ireland. This business reorganization was implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007. CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., which through the Arrangement, became an indirect subsidiary of CryptoLogic Limited.

Our registered office is located at 1 Le Marchant Street, St. Peter Port, Guernsey, Channel Islands, GY1 4HP. Our head office is located at Marine House, Clanwilliam Place, Dublin 2, Ireland, and its telephone number is 353-(0)1-234-0400.

Our head office provides executive functions to our corporate group. Our subsidiary, WagerLogic, through its offices in Cyprus, Malta and the U.K., provides software, licensing, e-cash systems and support, customer support and marketing support services for our Internet gaming software to third-party gaming operators. Our Toronto, Canada office provides software development, upgrades and technical support for WagerLogic as well as all usual administrative functions.

B. BUSINESS OVERVIEW

We are a pioneer and a global leading software developer and services provider to the global Internet gaming market (excluding the U.S.). We are one of the industry’s longest-established publicly traded online gaming software companies.

Through our WagerLogic subsidiaries in Cyprus, Malta and the U.K., we provide software hosting and licensing, e-cash systems and support, customer support and marketing support services for our Internet gaming software to third-party gaming operators. We also offer access to a highly liquid poker room operated by GTECH, a third party. WagerLogic licenses our software products and provides services to an international client base (“licensees” or “customers”), while retaining ownership and control of the software. Our software offers a complete online gaming solution to our licensees, comprising:

•	A broad, turn-key Internet-based game suite providing a casino and access to a highly liquid poker room. Our game suite features:
o	more than 346 download and non-download casino table and slot games;
o	multi-languages (English, Spanish, Greek, Japanese, Chinese, French, German, Italian);
o	multi-currencies (U.S. dollars, British pounds and euro); and
o	multi-platforms (download, non-download (Java and Flash), wireless);

•	E-cash systems and support for player deposits and withdrawals;

•	Business intelligence and data analysis tools to assist licensees in their marketing efforts;
•	Licensee support through WagerLogic’s extended hour, multi-language customer support; and
•	Marketing support services, to assist licensees in developing and executing strategies for marketing their online gaming businesses.

2009 was an extremely difficult year for Cryptologic as the Company implemented its new strategy aimed at returning the Company to profitability and long-term growth against the backdrop of a severe global economic downturn, a slower than anticipated seasonal up-tick in fourth quarter revenue and unanticipated licensee-delays in the roll-out of branded games.

The new strategy, however, continues a tradition that the Company has of being a pioneer in the global Internet gaming market. Founded in 1995, we launched the world’s first on-line casino games that year. With a resilient and scalable platform, a commitment to developing the best games in the marketplace and complemented with excellent customer support, the Company thereafter secured an excellent reputation for its product offering. However, changing market conditions in 2006 and 2007 meant that the model was no longer viable and had to change.

During 2008 the management team announced a new business strategy for the Company, and in 2009 we focused on the transition towards that goal. In essence, the new business model is centered on the Company evolving from being purely a developer and licensor of poker and casino software on its own network, to one which still develops and licenses an excellent casino product, but also delivers high-quality, branded and non-branded games to the industry at large. This effectively opens up a new market and revenue stream for the Company. It also allows us to make our former competitors collaborative partners in our growth. It is a good example of the ‘build once, license often’ model that has been and continues to be successful in the software industry.

Also, in order to effect this transition and plan for sustainable growth, it was critical that the Company distill its knowledge and understanding of games, the gaming industry and evolving technologies into a single environment, resulting in the creation of the Cryptologic Center for Innovation. This is a virtual group of people and partners committed to delivering innovative new products to our licensees and will act as a springboard for all of our future development activities.

Notwithstanding the foregoing, 2009 was distinguished around the world for generally poor and uncertain trading conditions and Cryptologic was not immune. This is reflected in our lower revenue as compared to 2008. Nevertheless, good progress was made on a number of fronts, including a significant number of new licensee signings; the creation of a healthy pipeline of future new business; more effective use of our Remote Development Centers; a simplification of our technology infrastructure, and a reduction in workforce and cost base.

Launching a new strategy in the midst of extremely challenging global macro-economic conditions tests the merits of any company’s business model. We believe that ours has begun to prove itself capable of supporting long-term growth. Management is determined to focus on the development and support of the hosted casino business while continuing to build on the success of our branded games initiative by expanding our partnerships and broadening the types of games we offer. At the same time, we intend to maintain our downward pressure on our recurring cost base (down $20.6 million in 2009) which has produced a leaner, smarter, more flexible business, that is capable not only of responding to changing market demands but, in some cases, leading them.

Cryptologic’s strategy has three main elements:

•

Focusing on our core Internet hosted casino business. For five consecutive years, readers of “Gambling Online” magazine have voted our casino games the best in the industry. These award-winning games are complemented by a widely acclaimed support services structure. We intend to capitalize on this success by continuing to invest in new casino games which will further expand our respected portfolio.

•

Licensing our best branded games to others, creating an attractive new revenue stream and turning former competitors into collaborators. The philosophy is simple: build once, license often. Through working with highly respected content providers and brand owners we have successfully delivered the likes of Spiderman, The Hulk and Batman to both our own hosted casino licensees and to the market in general, thus receiving a greater return from our investment dollar.

•	Concentrating on being a leading innovator. By that we mean, not just developing and deploying new ideas, but new ideas that force the market to think and react.

For this strategy to be successful, it demands the establishment of an expanding network of licensees and channel partners, and once established, the strengthening, and deepening of those relationships. Cryptologic has forged excellent relationships with many licensees including two of the largest and most successful in the industry: 888.com and Party Gaming – both of whom are deriving significant revenue and benefits from licensing a sample range of our products.

Our flexible business model and the quality of our offering allowed 2009 to be the most successful year in Cryptologic’s history in terms of customer acquisition. Among the new signings and launches are such well known brands as:

•	Sky
•	Betfair
•	Unibet
•	Gala Coral
•	Virgin
•	Bet24
•	The Tote
•	Sportingbet
•	Victor Chandler

Additional product launches were achieved through our new brand licensing agreements with companies such as DC Comics, a division of Warner Bros, and Paramount as well as ongoing releases using brands licensed from the long-standing partners like CapCom and Marvel.

We believe these partnerships offer the potential for significant future growth based upon both the brand recognition and loyalty associated with these partners and their unique and distinctive intellectual property. This, however, is not enough. It is vital that a company the size of Cryptologic compete in a most effective manner and that means, to us, leading in innovation – namely, the ability to deliver offerings to the market that cause people to stop and take notice. Our goal is to set ourselves apart from our larger competitors, and also possible new entrants, by creating offerings that are both new and innovative. The goal is simple – create offerings and business models that cause others to play catch-up. Cryptologic’s ability to reduce the development and deployment time for a game by 75% is a case in point. Further offerings in 2010 will serve as additional proof points.

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

In Internet casino, the key to success is differentiation through the combination of our new and innovative games, a robust e-wallet with multiple payment options and effective marketing to players by our licensees. CryptoLogic will continue to pursue new casino opportunities emphasizing brand name licensees with marketing commitment. In branded games, the key to success is the strategic partnerships established by CryptoLogic with trusted media brands such as Marvel Comics, DC Comics, a division of Warner Bros, and Paramount Digital Entertainment.

REVENUE SOURCES

Substantially all of our revenue is of a recurring nature in that WagerLogic’s licensees pay an ongoing fee each month over the contract term for the licensing and support of our software or branded games, calculated as a percentage of each licensee’s level of activity. Additional revenues are derived from other sources including fees for the provision of software customization, and advertising and marketing services related to our portal business. Historically, we experience seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. The global e-gaming industry experienced a downturn in 2009 and continues to face challenges early in 2010.

In 2009, revenue was $39.8 million (2008: $61.5 million, 2007: $73.7 million), with 91.2% (2008: 90.9%, 2007: 93.6%) of this amount represented by ongoing software licensing fees or royalties. Other revenue sources, which primarily included fees for software customization and advertising and marketing services generated from our portal business, accounted for 8.8% of total revenue (2008: 9.1%, 2007: 6.4%).

Fee revenue from our Internet casino business and branded game business is calculated as a percentage of a licensee’s level of activity in its online casino site. By contrast, fees from Internet poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. $30.0 million or 75.3% of our total revenue was derived from our casino business in 2009 (2008: $41.8 million or 68.0%, 2007: $49.5 million or 67.1%). Branded games revenue was $2.8 million or 7.1% of our total revenue in 2009 (2008: $0.3 million or 0.5%, 2007: NIL). Internet poker fees were $3.5 million or 8.8% of total revenue in 2009 (2008: $13.8 million or 22.4%, 2007: $19.5 million or 26.5%).

As at December 31, 2009, we had 32 licensees located around the world, including well-known U.K. and global land-based gaming organizations, which operate under government authority where their Internet business subsidiaries are domiciled. Our top 7 licensees in 2009 accounted for approximately 82% of our total revenue (2008: 81%, 2007: 79%). All of our hosted casino licensees operate from one licensing jurisdiction serving customers based in multiple countries

The Company’s principal geographic markets are in the U.K. and Continental Europe:

For the Years Ended December 31,	2009	2008	2007

United Kingdom	48%	58%	49%
Europe	40%	33%	40%
United States	0%	0%	0%
Other	12%	9%	11%
Total (1)	100%	100%	100%

(1) The Company does not have revenue data by geographic market for its branded game licensees. Branded game revenue was 7.1% of revenue in 2009 and 0.5% of revenue in 2008 (2007: nil).

PRODUCTS AND SERVICES

Our Internet-based gaming and electronic commerce software products (i.e. hosted casino) are used by licensees to create virtual casinos. The downloadable software package transfers the “front-end” information (i.e., playing cards, roulette wheel, dice numbers) between users and remote servers. The software package utilizes each user’s computer to generate the graphics of the virtual gaming site, while the gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable. Many of our most popular casino games are also available on either the Flash or Java platforms, which provide an entertaining gaming experience without having to wait for software to download.

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

For the majority of our licensees, we report and remit to them the net transaction revenues less licensing and support fees payable to the Company (as specified in the applicable licensing agreements). Some licensees have responsibility for their own e-cash systems and support to enable an integrated single player account for all their online offerings, and in such cases, the licensees report and remit licensing fees to us.

Using our e-cash software, players can use a wide range of payment options, including credit and debit card and various electronic wallets. Web cashier accounts can be opened in United States dollars, British pounds, and euro.

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

We also provide extended hour, multi language customer support in the languages and currencies supported by our software for enhanced convenience to our licensees’ global player base. Our customer support is available to help players with technical questions or assist with the gaming software and e-cash accounts.

We view our marketing support services as a key differentiator in our product and service offerings, as they form a key part of the Company’s brand ownership and management strategy. For example, OIGE CG Limited, operator of the InterCasino brand, uses our marketing support services.

It is our objective to continue to introduce innovative software products, support tools and services that appeal to broad segments of gaming audiences worldwide. Since 2008, the Company has introduced 38 slot and casino table games and brought many well known entertainment brands to the Internet casino space. Highlights include unique, first-to-market offerings such as:

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

•	The Internet’s first “Fruit Machines”, a tradition in U.K. pubs.
•	The first-ever slot version of the world-famous Street Fighter II arcade game.
•	New games, introduced in 2009, based on world-famous DC Comics characters such as Superman, Batman, Wonder Woman and others.

Having established exclusive relationships with major media companies such as Marvel Comics, DC Comics, a division of Warner Bros., and Paramount Digital Entertainment, we have created industry leading casino games, which are a key component of our hosted casino product. Through our branded games business, we are able to offer these games not only to our hosted casino customers, but to the entire industry at large.

We also operate a gaming portal business under two brands: Casino.co.uk and WinnerOnLine. These portals earn advertising revenue from gaming operators, and direct traffic to operator sites and those sites owned by the Company’s licensees – providing a known-name marketing channel and a player acquisition tool for licensees.

PATENTS AND OTHER INTELLECTUAL PROPERTY

Our general policy has been to seek patent protection for gaming innovations where proprietary rights will improve our competitive position. We hold a series of patents including one related to our Millionaires Club slot game, which offers million-dollar-plus online jackpots, and one related to our Multi-Hand Video Blackjack game. We also have patents pending on various other gaming innovations.

We also license intellectual property, generally on an exclusive basis, from third parties for use in our games including the world’s first and only play-for-real, slot version of the popular gem-matching game, Bejeweled, and the Internet’s first and only multi-currency jackpot video slot games featuring popular DC Comics action characters such as Superman and Wonder Woman.

See Item 3.Key Information – Risk Factors

GLOBAL REGULATORY ENVIRONMENT

While the United Kingdom and other European jurisdictions such as Malta have currently adopted a regime which permits its licensees to accept wagers from any jurisdiction differing approaches are developing in other parts of Europe. Some European countries, including Italy and France, have, or are in the process of implementing regimes which only permit the targeting of the domestic market provided a local license is obtained and local taxes accounted for. Other European territories continue to defend a licensing regime that limits supplies of gambling to a local monopoly and have combined this with an attempt to outlaw all other supplies. Either of these restrictive approaches may yet be deemed to be in potential conflict (in any specific jurisdiction) with EU treaty law (governing the free movement of goods and services throughout the European Union) and case law rendered by the European Court of Justice (“ECJ”). However, although judgments of the ECJ had been critical of anti gambling laws in certain territories there have recently been several decisions and Advocate General opinions published which suggest that the restrictive approach adopted in some countries is now considered to be defendable. Nonetheless, the actions of the European Commission (“EC”) has looked at creating directives that could harmonize the treatment and operation of online gaming throughout the EU, which would be in line with the EC’s goal of encouraging a free and open market throughout the entire union. There is no indication that any such directive will ever be introduced however, as there remains a great deal of political opposition. Moreover, the EC has also initiated infringement proceedings against some EU member states in relation to alleged breaches of Article 56 of the Treaty on the Functionality of the European Union, which article enshrines the principle of freedom of movement of services, but in most cases these have not reached conclusion.

Since 1995, online gaming has grown into a large, multi-billion dollar industry, but with regulatory inconsistencies among countries and limited formal regulation. Laws around the world are often outdated, ambiguous and continue to develop on a country-by-country basis.

On October 13, 2006, the U.S. enacted the UIGEA, which effectively banned online gaming in that country by making it illegal to process related financial transactions. The industry-wide impact of UIGEA has negatively affected our business by significantly reducing our revenue and earnings..

At the time the UIGEA was enacted, the entire U.S. market was estimated to represent approximately 50% of the global online gaming market (source:  GBGC). However, the online casino and online poker markets outside the U.S., the core areas of our business, are expected to continue to grow. Prior to the enactment of UIGEA, approximately 70% of our licensees’ revenue was derived from non-U.S. sources due to our global diversification strategy. Since 2002, we have focused on licensees that primarily target non-U.S. markets, most notably the U.K. and Continental Europe. After the UIGEA enactment, 100% of licensees’ revenue came from outside the U.S.

In September 2007, the UK Gaming Act came into force, which Act regulates online gaming in that jurisdiction, and is generally viewed as a positive development for the industry, our customers and for CryptoLogic. Most of the underlying rules and codes in relation to entities established in the UK, or marketing into the UK, have now been enacted. However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s independent regulator, will provide a commercially-viable market and may create restrictions that will have a material adverse effect on our customers, our business, revenues, operating results and financial condition. Indeed, the DCMS (the government body with responsibility for overseeing gambling), has recently announced that it may reconsider one of the main tenets of the Gambling Act, namely that if an online gaming operator was regulated either in Europe or in a jurisdiction approved by the DCMS (the so called “white listed” jurisdictions) such an operator could fully target the UK gambling market. It seems likely that instead that the DCMS will recommend (in a report to be published imminently) that it will require entities not licensed in the UK to acquire some form of additional accreditation to access the UK market and/or pay taxes in the UK.

Elsewhere in Europe the legislative environment continues to evolve, with some countries showing signs of following the U.K.’s lead to implement a licensing regime while others continue to protect state gambling monopolies. As emphasized, the EC has commenced infringement proceedings against various member states that are taking a protectionist approach – a development that we believe is favorable to the industry in Europe. While most decisions rendered by the ECJ over the past several years have been broadly favorable to the industry, it nonetheless upheld the Portuguese monopoly in the La Liga case and more recently there have been several Advocate General opinions published which would suggest that certain jurisdictions’ protectionist approach is not going to be found by the ECJ to be contrary to EC treaty law (the court normally follows the Advocate General’s views in the judgments given usually several months after the publication of the opinion).

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

Licensees of our software and branded games compete with existing and more established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services, expand our system infrastructure and resiliency, keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

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

The bulk of CryptoLogic’s revenue is generated through gaming activity in Europe. Many parts of Europe continue to experience a deep recession, which has negatively impacted the company’s revenues. Revenue recovery for the company will in part depend on a broader recovery of economic conditions in key European markets.

C.   ORGANIZATIONAL STRUCTURE

The organizational structure of the Company as of December 31, 2009 is set forth below. CryptoLogic Limited, a company incorporated under the laws of Guernsey with its corporate headquarters in Dublin, Ireland, provides executive functions to our corporate group. Our subsidiary CryptoLogic Inc. is located in Canada, and provides software development, upgrades and technical support for our WagerLogic Limited subsidiary. With offices in Cyprus, Malta and the U.K., the WagerLogic group of companies provides software, licensing for our Internet gaming software, e-cash systems and support, customer support, marketing support and other services to third-party gaming operators or licensees around the world. During 2010, the Company intends to move its operations currently performed in Cyprus to Malta. Our ECash Direct subsidiary provides e-cash systems and support that enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our AdsDotCom subsidiary offers marketing services to our hosted casino licensees. Our CryptoLogic Asia subsidiary is responsible for advancing the Company’s strategy and business development in Asia.

CryptoLogic Exchange Corporation and CryptoLogic Callco ULC exist solely to facilitate the exchange of shares for CryptoLogic Limited in connection with the Arrangement (refer to page 1 of this annual report for further information regarding the Arrangement).

D.   PROPERTY, PLANTS AND EQUIPMENT

The following table sets forth the Company’s principal leased properties.

Company	Location	Principal Use	Approx. Area (sq. ft.)	Term of Lease	Current Rent (per annum or to completion of term)

CryptoLogic Limited	Dublin, Ireland	Head office	5,400	4 years 10 months	€182,758
CryptoLogic Limited	Dublin, Ireland	Head office	1,440	3 years 6 months	€47,995
CryptoLogic Inc.	Toronto, Canada	Research and development	40,834	7 months	C$779,385
CryptoLogic Inc.	Toronto, Canada	Research and development	11,426	7 months	C$218,084
WagerLogic Limited	Nicosia, Cyprus	Software licensing and support	5,080	6 months	€26,715
Ads Dot Com Limited	London, England	Marketing support	4,880	3 years 5 months	£291,556
WagerLogic Malta Software Limited	Msida, Malta	Software licensing and support	12,917	10 years	€96,000

In December 2009, in accordance with the rental agreement, the Company exercised its right to exit the leasehold premises in Toronto and recorded termination costs of $1.8 million payable on termination in July 2010.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian GAAP and U.S. GAAP for the years ended December 31, 2009, 2008 and 2007 are disclosed in Note 21 to our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2009, 2008 and 2007 as set out in this annual report under “Item 17. Financial Statements.”

OVERVIEW

2009 was an extremely difficult year for Cryptologic as the Company implemented its new strategy aimed at returning the Company to profitability and long-term growth against the backdrop of a severe global economic downturn, a slower than anticipated seasonal up-tick in fourth quarter revenue and unanticipated licensee-delays in the roll-out of branded games.

The new strategy, however, continues a tradition that the Company has of being a pioneer in the global Internet gaming market. Founded in 1995, we launched the world’s first on-line casino games that year. With a resilient and scalable platform, a commitment to developing the best games in the marketplace and complemented with excellent customer support, the Company thereafter secured an excellent reputation for its product offering. However, changing market conditions in 2006 and 2007 meant that the model was no longer viable and had to change.

During 2008 the management team announced a new business strategy for the Company, and in 2009 we focused on the transition towards that goal. In essence, the new business model is centered on the Company evolving from being purely a developer and licensor of poker and casino software on its own network, to one which still develops and licenses an excellent casino product, but also delivers high-quality, branded and non-branded games to the industry at large. This effectively opens up a new market and revenue stream for the Company. It also allows us to make our former competitors collaborative partners in our growth. It is a good example of the ‘build once, license often’ model that has been and continues to be successful in the software industry.

Also, in order to effect this transition and plan for sustainable growth, it was critical that the Company distill its knowledge and understanding of games, the gaming industry and evolving technologies into a single environment, resulting in the creation of the Cryptologic Center for Innovation. This is a virtual group of people and partners committed to delivering innovative new products to our licensees and will act as a springboard for all of our future development activities.

Notwithstanding the foregoing, 2009 was distinguished around the world for generally poor and uncertain trading conditions and Cryptologic was not immune. This is reflected in our lower revenue as compared to 2008. Nevertheless, good progress was made on a number of fronts, including a significant number of new licensee signings; the creation of a healthy pipeline of future new business; more effective use of our Remote Development Centers; a simplification of our technology infrastructure, and a reduction in workforce and cost base.

A STRATEGY FOR SUSTAINABLE GROWTH

Launching a new strategy in the midst of extremely challenging global macro-economic conditions tests the merits of any company’s business model. We believe that ours has begun to prove itself capable of supporting long-term growth. Management is determined to focus on the development and support of the hosted casino business while continuing to build on the success of our branded games initiative by expanding our partnerships and broadening the types of games we offer. At the same time, we intend to maintain our downward pressure on our recurring cost base (down $20.6 million in 2009) which has produced a leaner, smarter, more flexible business, that is capable not only of responding to changing market demands but, in some cases, leading them.

Cryptologic’s strategy has three main elements:

•

Focusing on our core Internet hosted casino business. For five consecutive years, readers of “Gambling Online” magazine have voted our casino games the best in the industry. These award-winning games are complemented by a widely acclaimed support services structure. We intend to capitalize on this success by continuing to invest in new casino games which will further expand our respected portfolio.

•

Licensing our best branded games to others, creating an attractive new revenue stream and turning former competitors into collaborators. The philosophy is simple: build once, license often. Through working with highly respected content providers and brand owners we have successfully delivered the likes of Spiderman, The Hulk and Batman to both our own hosted casino licensees and to the market in general, thus receiving a greater return from our investment dollar.

•	Concentrating on being a leading innovator. By that we mean, not just developing and deploying new ideas, but new ideas that force the market to think and react.

For this strategy to be successful, it demands the establishment of an expanding network of licensees and channel partners, and once established, the strengthening, and deepening of those relationships. Cryptologic has forged excellent relationships with many licensees including two of the largest and most successful in the industry: 888.com and Party Gaming – both of whom are deriving significant revenue and benefits from licensing a sample range of our products.

Our flexible business model and the quality of our offering allowed 2009 to be the most successful year in Cryptologic’s history in terms of customer acquisition. Among the new signings and launches are such well known brands as:

•	Sky
•	Betfair
•	Unibet
•	Gala Coral
•	Virgin
•	Bet24
•	The Tote
•	Sportingbet
•	Victor Chandler

Additional product launches were achieved through our new brand licensing agreements with companies such as DC Comics, a division of Warner Bros, and Paramount as well as ongoing releases using brands licensed from the long-standing partners like CapCom and Marvel.

We believe these partnerships offer the potential for significant future growth based upon both the brand recognition and loyalty associated with these partners and their unique and distinctive intellectual property. This, however, is not enough. It is vital that a company the size of Cryptologic compete in a most effective manner and that means, to us, leading in innovation – namely, the ability to deliver offerings to the market that cause people to stop and take notice. Our goal is to set ourselves apart from our larger competitors, and also possible new entrants, by creating offerings that are both new and innovative. The goal is simple – create offerings and business models that cause others to play catch-up. Cryptologic’s ability to reduce the development and deployment time for a game by 75% is a case in point. Further offerings in 2010 will serve as additional proof points.

PRODUCT PERFORMANCE

As a developer of software, one of Cryptologic’s particular strengths is its ability to bring new products to the market quickly and cost effectively. This necessitates a very close working relationship with our brand and content suppliers (the likes of Paramount, DC Comics NextGen, etc.), our Remote Development Centers, our Innovation Center, our Business Development Group and, naturally, our licensees. For the brand and content suppliers we are a very attractive route to market, as manifested by the 20 new licensees we added to our client base in 2009.

We began the year under review with just 3 branded games live and ended with 66. Whilst this is, in fact, lower than originally planned and was also skewed heavily towards the latter part of the year, we are confident that the roll out will continue to gain momentum in 2010. The 66 games rolled out thus far represent only about 35% of the games for which we have contracts.

During 2009, our licensee base rose from 14 to 32 and our expanded portfolio of branded games including:

•	Superman
•	Wonder Woman
•	Batman
•	King Kong
•	Call of Duty
•	Streetfighter II

In addition to those listed above we also launched a series of other in-house games that proved very popular. These included Jenga, Samba Nights, Monkeys to Mars, Aces and Faces, Casinomeister, Millionaire’s Club III and Roamin’ Gnome. Our goal is to continue to provide excellent game content supported by innovative game mechanics and bonuses.

NEW DEVELOPMENTS

To lead the gaming industry has always been Cryptologic’s aim. We are determined to maintain our proud track record of introducing new games to the market which people around the world want to play. That means always ensuring that the quality of our products and our customer support is second to none. It also means putting innovation at the center of everything we do.

An example of this is the unveiling of our new lobby for our Internet casino software, which represents a further important industry advance. Using the newest interactive technology, the lobby enables improved navigation and search, an updated jackpot counter, customized features that allow people to keep track of their favorite games, and a game suggestion engine to connect the player to other Cryptologic games. In all, the look and feel and the ease of use will add to the “stickiness” of the offering - a key element on any online business.

Cryptologic, through market awareness and focus groups, is acutely aware of the fact that the e-gaming market will continue to evolve rapidly in numerous ways. We know that social networking, peer-to-peer (one-to-one) gaming, 3D, mobile gaming, subscription gaming, games of skill, tournament and league-based gaming are all aspects of the future.

In order to address these demands we created the Cryptologic Center for Innovation. It is through this group that we were able to bring a new product to market, from concept to release, in four months – something that would, in the past, have taken up to 12 months.

As we move into 2010 we anticipate the launch of our first 3D games and also a game that will allow a player to play for fun, play for money, play against the house or play against a friend all in a single instance of the game.

It is not just a question of being able to produce good games and game concepts but it is vital also to understand emerging technologies. In 2009, an investment of Cryptologic (in which we hold a minority interest) explored some of the cutting edge capabilities of the iPhone and through Warner Bros released a Harry Potter application which, using the accelerometer functions of the iPhone, allowed a dueling contest to take place “phone to phone” via Bluetooth or over the Internet. It is easy to see how the application of this capability can be used in dice based games such as craps or backgammon – again, a technological segue into social networking and gaming.

These are just a few examples of the technologies we intend to bring to the market.

We believe that the new business model, our creativity and innovative approach – always looking into the future but executing day to day – is the right one for the long-term growth of the Company.

OUTLOOK

The global e-gaming industry experienced a downturn in 2009 and continues to face challenges early in 2010. According to Global Betting and Gaming Consultants, the market is expected to recover in the long term, and the size of the market (excluding North America) is set to rise from $10.7 billion in 2008 to an estimated $14.9 billion in 2012. Cryptologic is well placed to enhance its position in the industry but only if we stay focused and lean, and capable of responding to changing market expectations and delivering products and service levels of the highest quality.

We have been successful in 2009 in driving down the recurring cost base in the business by some $20.6 million when compared to 2008. This has involved many difficult decisions, including reducing the workforce by 25%. Additionally, we have made changes to our operational infrastructure including a material reduction in the number of servers we operate. We have also reduced the number of data centers we utilize from 11 to 5. These changes, which have not affected productivity or service levels, have consolidated our infrastructure and were necessary in order to maintain competitiveness.

Looking forward, we believe the buoyant European market offers the greatest scope for growth. The UK market is mature and stable and, whilst its true to say the EU regulatory framework is still evolving, we remain convinced that Europe looks set to dictate the direction the industry takes in the period ahead. Our goals for 2010 are:

•	Improved revenue from hosted casino as new licensees go live and existing licensees benefit from investment in major rebranding, a new lobby and advertising initiatives;
•	Branded games continue to gain momentum with the annual run rate currently at $5 million as more games come on stream;
•	Number of new branded games launched by licensees to date and generating revenues currently at 93, with a backlog of approximately 115 games; and
•	Costs expected to reduce further in 2010 as additional measures are implemented to manage overheads.

We continue to monitor conditions in Asia where the current regulatory environment represents a hurdle to progress. Longer term, however, such markets may provide some interesting opportunities for Cryptologic.

Whilst the US market has effectively been closed since the passing of the Unlawful Internet Gaming Enforcement Act in October 2006, there are some indications that the market may re-open. We continue to monitor the situation closely and are examining various options that would allow us re-entry at the appropriate time.

A.   OPERATING RESULTS

Comparison of 2009 and 2008

Revenue

CryptoLogic recorded revenues for the year ended December 31, 2009 of $39.8 million, a decline of 35.3% (2008: $61.5 million).

Licensing fees and services from our casino licensees, both Internet casinos and Branded Games, are calculated as a percentage of a licensee’s level of activity in its online casino site. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

Internet Casino

Internet casino revenue decreased to $30.0 million or 28.4% for the year ended December 31, 2009 (2008: $41.8 million).

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in its online casino site. This is affected by the number of active players on the licensee’s site and their related gaming activity. In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee’s marketing programs. Internet casino revenue is also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollars, our functional currency.

This decrease in revenue is due to the stronger U.S. dollar in relation to both the euro and the British pound, general macro-economic conditions and poor performance of two of the Company’s major licensees as well as a non recurring $1.0 million benefit recorded in 2008 associated with a reduction in expected royalty payments. The relative strength of the U.S. dollar negatively impacted revenue by $3.1 million. After normalizing for the impact of the strength of the U.S. dollar, Internet casino revenue decreased by approximately 21.0% in 2009. Partially offsetting these decreases was $0.8million benefit from a revision of our estimate to discharge future jackpot payouts and a non recurring $0.8 million benefit associated with the resolution of a commercial matter. The Company is liable for funding the jackpot wins from the pool of funds collected and accrues the jackpot amount. The Company regularly performs analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.

Internet casino licensing and associated support fees constitute our core revenue base, representing 75.3% of our total revenue in 2009 (2008: 68.0%). While casino fees declined in absolute dollars they have increased as a percentage of total revenue because of the success of new games and the decline in poker.

We intend to continue delivering a succession of new product innovations, thereby generating additional activity and interest in our licensee sites. This in turn generates online licensee fees which will grow our casino business. While online casino fee revenue growth outside the U.S. is predicted to remain strong, we expect organic growth will be insufficient to return to the 2006 revenue base in the short term. Consequently we continue to aggressively explore other alternatives including new licensees to increase revenues and continue to control costs as we grow revenues outside of the U.S. and return to those levels of earnings.

Internet Poker

Internet poker licensee fees declined 74.4% to $3.5 million for the year ended December 31, 2009 (2008: $13.8 million). The decrease in Internet poker revenue is primarily due to the transition of our poker network to

GTECH, which reduced the number of the Company’s poker licensees and increased fees paid to GTECH, the relative strength of the U.S. dollar and a decline in the overall poker industry. In March 2009, the Company completed its outsourcing of its hosted poker business to GTECH, which gives CryptoLogic’s poker licensees and players access to a larger network at significantly lower cost to CryptoLogic. As expected, poker revenue declined as a small number of significant poker licensees did not migrate to GTECH and the fees that we earned were reduced by amounts paid to GTECH. The migration to the GTECH poker room has resulted in larger declines in poker revenue than expected. In 2009, the U.S. dollar was significantly stronger when compared to the euro and British pound when compared to the same period in 2008, negatively impacting poker revenue by approximately $0.6 million. Poker fees were 8.8% of total 2009 revenue (2008: 22.4%).

Branded Games

Branded games revenue was $2.8 million for the year ended December 31, 2009 (2008: $0.3 million). Branded games revenue accounted for 7.1% of total revenue in 2009 (2008: 0.5%). During the year, the Company’s revenue producing games increased from 3 to 66 games at the end of the 2009. The majority of the games delivered were in the second half of the year including 20 games in the third calendar quarter and 33 games in the fourth quarter. The Company expects branded game revenue to increase in 2010 as it benefits from a full year of revenue on games delivered in 2009 and from increases in the number of revenue producing games.

Branded games revenue has a “build once, license often” model generating significant economies of scale and is delivered at a substantially lower cost than Internet casino revenue as the games are hosted and maintained directly by the licensee. The branded games are generally delivered by platform providers, at their own cost, and are then made available to our mutual customers. Once delivered, licensing revenue is calculated as a percentage of a licensee’s level of activity in their online casino sites. Branded games revenue is affected by the number of active players on the licensee’s site and their related gaming activity.

On March 30, 2010, the Company delivered to Marvel a Statement of Claim regarding an alleged breach by Marvel of certain provisions of its agreement with the Company relating to the licensing of Marvel comic book characters to CryptoLogic. Any proceeding flowing from the said Statement of Claim must proceed by way of arbitration in the City of New York and under New York law, as per the contract with Marvel.

During 2009, the Company continued to expand its portfolio of branded content including securing additional royalty rights with DC Comics, a division of Warner Bros., for the use of Batman, Superman and Wonder Woman, among others and with Paramount Digital Entertainment for a collection of approximately 20 feature films. Including these additional royalty rights into our portfolio, which also includes Marvel characters , King Kong, Jenga and Bejeweled, will allow the Company to strengthen ongoing interest in its products, allow it to expand its licensees for both Internet Casino and branded games and better allow its licensees to attract customers to their respective sites.

Other Revenue

Other revenue, which includes fees for software customization, advertising and marketing services generated from our portal business and fees associated with our ecash business, decreased to $3.5 million or 37.4% (2008: $5.6 million). The decrease in other revenue is primarily due to a decrease in software customization due to timing of completion of certain projects and decreased advertising services associated with our portals business. Offsetting this decrease was an increase in ecash recoveries. Other revenues accounted for 8.8% of total revenue (2008: 9.1%).

International Diversification

CryptoLogic’s global strategy has resulted in a geographically-diversified business intended to mitigate the risks of ongoing legislative uncertainty in various countries, by increasing exposure to gaming-friendly jurisdictions like the U.K., and benefiting from near-term growth opportunities in overseas markets.

Our ability to succeed in these markets depends on our licensee roster, which includes some of the most respected names in European gaming. The United Kingdom’s 2005 enactment of a law to regulate online gaming continues to foster favorable growth and increased competition in the Internet gaming industry, for our customers and for CryptoLogic. With the relocation of all licensee operations to Malta, a member of the European Union, access to the European markets is strengthened. CryptoLogic continues to build partnerships, develop products, and pursue new markets.

Recurring Revenue

CryptoLogic’s licensee fees reflect a revenue model based on building long-standing relationships with customers. In 2009, 91.2% (2008: 90.9%) of CryptoLogic’s fee revenue was generated from software licensing and services contracts that generate recurring revenue.

Expenses

Consistent with prior years, during 2009 we incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization. Additionally, due to several factors including the decision to merge its poker room and macro-economic factors, the Company has recorded poker room integration costs, asset impairments and impairment of goodwill.

In 2009, total expenses decreased 22.1% to $77.6 million (2008: $99.6 million) primarily due to the impact of our cost reduction program which reduced operating and general and administrative expense. Offsetting these decreases were impairments of assets and impairment of goodwill. In 2009, the Company recorded approximately $24.8 million in non-recurring charges, of which approximately $3.0 million represents future cash outlays primarily on lease termination costs in Toronto and employee severance.

We continue to focus on maintaining close control over all discretionary expenditures as we align to the new market environment. We expect our costs to decrease in absolute terms in 2010, as we execute on the reorganization plan announced in Q4 2008 and expanded in Q4 2009.

Operating Expense

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee stock options, licensee support, marketing, e-cash systems and support costs, customer service expense, and expenses related to regulatory compliance.

Costs associated with software development are expensed as incurred unless costs meet the criteria for deferral and amortization under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

In 2009, operating expense decreased by 28.4% or $15.8 million to $39.9 million (2008: $55.6 million). In 2009, operating expenses were 100.2% of revenue (2008: 90.4%). The decrease in operating expense was primarily due to the Company’s cost reduction program executed in connection with its reorganization plan, which included outsourcing the poker room to GTECH, reduced headcount and related costs, consulting costs and IT infrastructure costs. Operating expense also benefited from decreased ecash processing fees resulting from renegotiation of its contract terms and lower deposit levels due primarily to the migration of poker to GTECH as well as reduced marketing program related costs that we share with certain licensees. Operating costs have also benefitted by the strengthening of the U.S. dollar, which reduced operating expenses by $3.3 million in 2009. A strong U.S. dollar is generally favorable on expenses as they are generally denominated in Canadian dollars, euro and British pounds. Operating expense in 2009 also benefited from more active management of risks associated with foreign exchange movements. In 2008, the Company recorded a $6.1 million loss on foreign exchange and there was no similar loss recorded in 2009. Offsetting these decreases were increased investment in software development capability in lower cost jurisdictions.

We must continue our investment in our core product and services to help licensees grow market share and player loyalty despite the reduction in revenue. Consequently we have gaming capacity for additional licensee fees that we are aggressively looking to fill.

At December 31, 2009, CryptoLogic had 211 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, down from 276 a year earlier.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In 2009, G&A expense was $10.2 million or 25.6% of revenue (2008: $13.7 million or 22.2%).

The decrease in G&A expense in 2009 as compared with 2008 is a result of decreased professional fees associated with our annual audit and compliance with Sarbanes Oxley, reduced expenses for tax planning, and decreased consulting fees associated with the protection of our intellectual property. G&A expense was also positively impacted by decreased occupancy costs due to subleasing certain vacant office space.

Reorganization Charges

In November 2008, we announced a plan for reorganization of our business focused on reducing costs by outsourcing non core activities, including integrating its poker network with one of the world’s leading gaming technology and services companies, transitioning certain functions to lower cost jurisdictions and eliminating certain redundant functions. Due to continued unfavorable macro-economic conditions and lower revenue than expected, we expanded our reorganization plan and will outsource additional technology infrastructure activities, consolidate additional data centre operations, and migrate additional functions to lower cost jurisdictions. This reorganization plan will result in further reductions in headcount related costs, lease termination costs due to a reduction of our leased office space in both Canada and Cyprus, and associated asset impairments. Reorganization expense recorded in 2009 was $7.1 million and comprises professional fees required to execute the plan of $1.1 million, severance of $1.1 million, lease termination costs associated with the office space in Canada of $1.8 million and associated asset impairments of $3.1 million. The Company expects further cash outlays of $3.0 million, primarily on lease termination costs in Toronto and employee severance, to fully execute the restructuring plan.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets to support our business activities.

Amortization expense was $4.9 million, or 12.2% of revenue (2008: $5.9 million or 9.6%). The decrease in amortization reflects lower investments in computer equipment, and software licenses and the impact of asset write downs completed in Q4 2008.

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

Asset Impairments

The Company regularly reviews its assets for impairment. During 2009, the Company reviewed its long term investments and noted various indicators of impairment including significant financial difficulty, restructuring activities and limited ability to operate a profitable business in the short and medium term. Furthermore, our book value was significantly in excess of our market capitalization, which was a further indication that our long-term investments may be impaired. Consequently, the Company determined that the carrying value of its long term investments in Mobilebus, Mikoishi, Jingle and 568 Inc. were greater than their respective fair values resulting in an impairment charge of $6.3 million. The fair value of the investments was determined by discounting expected net future cash flows. The Company also reviewed certain software development projects as a result of difficult macro-economic conditions and a decline in expected future revenues, which resulted in an impairment charge of $2.7 million.

During 2008, the Company determined that the carrying values of certain software development projects and intangible assets exceeded their fair value and recorded a charge of approximately $6.7 million and $7.2 million, respectively. Furthermore, the Company determined that the carrying value of its investment in Mikoishi, a game developer located in Singapore, was greater than its fair value and recorded a $2.2 million charge.

Impairment of Goodwill

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. During the year, the results of the portals business were below expectations and the book value of the Company was significantly in excess of its market capitalization, which were both indications that the value of its goodwill was impaired. The fair value of the goodwill was determined by discounting expected net future cash flows of the portals business. As a result, the Company decided that the carrying value of the goodwill exceeded its fair value and recorded an impairment charge of $6.5 million.

Departure Costs of Former CEO

In February 2008 the former President and CEO departed the Company. The Company recorded an associated charge of approximately $3.4 million which included departure payments of approximately $2.9 million and related professional fees of $0.5 million.

Interest Income

Interest income, comprising interest earned on cash and short term investment balances, declined to $0.4 million in 2009 (2008: $2.1 million). The decrease was as a result of lower cash balances due primarily to cash used in operating activities and lower interest rates earned on cash deposits.

Provision for Income Taxes

In 2009, despite large operating losses, we recorded an income tax expense of $1.1 million (2008: net benefit of $0.5 million) as the impairments of our long term assets, goodwill and certain asset impairments associated with our restructuring are not immediately deductible for tax purposes and in some cases may never be deductible. The tax expense recorded in 2009 is also impacted by a $2.2 million impairment of future tax assets accumulated in jurisdictions where recoverability is no longer probable. The recoverability of the future tax assets is no longer considered probable due to expected changes in the corporate structure which will reduce operations in certain jurisdictions where losses had accumulated. Offsetting this tax expense is a benefit of $1.7 million recorded in the first quarter of 2009.

The tax benefit of $1.7 million recorded in the first quarter of 2009 is primarily a result of recent amendments to Section 261 of the Income Tax Act in Canada that permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation’s “functional currency” as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars. This change resulted in a benefit to income tax of approximately $1.4 million in the first quarter of 2009. The Company recorded an additional benefit of approximately $0.3 million based on the actual tax return filed.

CryptoLogic is subject to tax in many jurisdictions. The Company is actively working to reduce the number of its subsidiaries, which will reduce the overall tax burden. The consolidated net operating loss is composed of operating losses in some jurisdictions and operating profits in others which results in a tax expense despite material consolidated net losses. Subject to significant changes in the tax rates of those jurisdictions or significant changes in our corporate structure, we generally expect a blended tax rate of approximately 15%, once we return to profitability.

Minority Interest

Pursuant to a business reorganization completed in 2007 (the “Arrangement”), CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic. As part of the Arrangement, the Company issued to shareholders of CryptoLogic Inc. either an equivalent amount of common shares of the Company or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The Exchangeable Shares are, as nearly as practicable, the economic equivalent of CryptoLogic’s common shares. The Exchangeable Shares participate equally in voting and dividends with the shareholders of the Company. No additional Exchangeable Shares have been or will be issued. For more information, see the Management Information Circular dated April 23, 2007 available on www.sedar.com. For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under Canadian GAAP.

The common shares of the Company owned by CEC are considered a non-controlling interest of the Company for accounting purposes only and consequently, a proportional amount of the net earnings before minority interest is recorded as minority interest.

Minority interest will continue until all Exchangeable Shares have been exchanged into common shares of the Company or until June 1, 2014 when CEC will redeem all outstanding Exchangeable Shares in return for common shares of the Company.

Net (Loss)/Earnings

CryptoLogic recorded a net loss of $35.5 million for the twelve months ended December 31, 2009 as compared with net loss of $32.7 million for the same period in 2008. The net loss was primarily due to decreased poker and casino revenues, and $24.8 million in non recurring charges consisting of impairments of long term investments, reorganization costs including severance costs, costs to exit lease obligations and the write off of associated capital assets, impairment of future tax assets, and the impairment of goodwill. The non-recurring charges include approximately $3.0 million representing future cash outlays primarily on lease termination costs in Toronto and employee severance. Offsetting these amounts were increased revenue from Branded Games and decreased operating and G&A expenses.

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

In 2009, the Company recognized a total foreign exchange loss of $0.3 million (2008: $6.2 million, 2007: foreign exchange gain of $0.68 million), which is recorded as an operating expense in the accompanying consolidated statements of earnings.

Government Regulation

On October 13, 2006, the U.S. enacted the UIGEA, which effectively banned online gaming in that country by making it illegal to process related financial transactions. The industry-wide impact of UIGEA has negatively affected our business by significantly reducing our revenue and earnings. Similar prohibition legislation may be adopted in other jurisdictions.

While the U.K. and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France are taking action aimed at banning foreign online gaming operators, in many cases to protect state sponsored monopolies. The European Commission has commenced infringement proceedings against some member states that are taking a protectionist approach— a development that we believe is favorable to the industry in Europe. While most decisions rendered by the ECJ over the past several years have been favorable to the industry, the court has been careful to confirm, most recently in the “Santa Casa” decision related to the Portuguese market, that state sponsored monopolies may be established in compliance with EU treaty law, if done so in the appropriate manner and for the appropriate reasons.

There can be no assurance that legislation prohibiting Internet gaming or regulating various aspects of Internet gaming or the Internet gaming industry will not be proposed and passed in potentially relevant jurisdictions. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

Comparison of 2008 and 2007

Revenue

CryptoLogic recorded revenues for the year ended December 31, 2008 of $61.5 million, a decline of 16.5% (2007: $73.7 million).

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

In 2008, Internet casino fee revenue benefited from a $1.0 million reduction in expected royalty payments. In 2007, Internet casino fee revenue benefited from two non-routine items recorded during the year, a revision of our estimate to discharge future jackpot payouts of $4.5 million as well as a $2.0 million reduction in our accrual for contingencies. After normalizing for these items, Internet casino revenue decreased by approximately 4.2% in 2008. This decrease in revenue is due to the stronger U.S. dollar in relation to both the euro and the British pound, the poor performance of a major licensee as well as general macro-economic conditions which primarily impacted the final quarter of fiscal 2008. The decrease in revenue is offset in part, by efforts to replace the business lost due to the passage in the U.S. of the Unlawful Internet Gambling Enforcement Act (“UIGEA”) by expanding in other markets primarily continental Europe and the successful release of its newest line-up of casino games.

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

Recent and proposed amendments to Section 261 of the Income Tax Act in Canada permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation’s “functional currency” as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars. As at December 31, 2008 the amending legislation had not met the requirement of being “substantively enacted” for purposes of Canadian generally accepted accounting principles. Accordingly, the effects of the October 2008 election have not been incorporated in the accompanying consolidated statements of earnings and comprehensive income for the year ended December 31, 2008. We expect this amendment to become law in the first quarter of 2009, which will allow us to record a benefit to income tax of approximately $1.4 million. We are subject to Canadian GAAP but taxes are based on the local rules and laws. So not all of our subsidiaries are either resident in Canada and would pay the tax based on their local jurisdiction.

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

Net (Losses)/Earnings

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

B.   LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic remained debt-free in 2009 and remained highly liquid as our balance sheet at December 31, 2009 had net cash of $23.7 million (2008: $43.8 million). With the available cash resources we continue to have the financial strength and flexibility to continue to take advantage of opportunities in our markets and consider potential strategic acquisitions. Historically, we have also used cash resources to pay dividends and repurchase shares under the normal course issuer bid.

Comparison of 2009 and 2008

At December 31, 2009, CryptoLogic ended the year with $23.7 million of net cash (comprising cash and cash equivalents, restricted cash and security deposits) or $1.71 per diluted share (December 31, 2008: $43.8 million or $3.15 per diluted share). Included in the cash balance is $3.0 million of cash collected from licensees to pay winners of the Company’s cumulative jackpot game offerings (2008: $3.2 million). The decrease in net cash of $20.1 million is primarily due to cash impact of operating losses ($10.2 million), dividends paid ($1.4 million), increase in prepaid assets ($2.6 million) due primarily to payments to royalty providers including DC Comics, Marvel and Paramount offset by amortization, increase in accounts receivable ($1.8 million) due primarily to the outsourcing of the poker network and the increase in branded games which each have a one month delay in cash settlement, a decrease in accounts payable and accrued liabilities ($5.2 million) due to decrease in activity consistent with a cost reduction plan, capital expenditures ($0.4 million), and investments in Asia ($0.5 million). These decreases are offset by net tax refunds of $2.0m. CryptoLogic continues to be debt free.

We pledge $0.3 million in a security deposit at year end (2008: $0.3 million). We maintain security on deposits as collateral granted to banks and payment processors that process deposit transactions on our behalf.

We are no longer required to maintain a deposit to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit (2008: $5.0 million).

At December 31, 2008, we were required to maintain a deposit of $2.2 million that would have been paid to the Company’s former CEO if there had there been a change in control of the Company prior to April 30, 2009. There were no such amounts at December 31, 2009.

Operating Activities

Cash flow used in operating activities was $17.8 million for the year ended December 31, 2009. (2008: $18.6 million). Several factors contributed to the decrease in cash flow from operating activities from the prior year including, but not limited to:

•	losses from operations primarily due to reduced revenues impacting cash by $10.2 million; and
•

working capital movements of $7.6 million associated with increase in accounts receivable, payments to royalty providers, payments of accounts payable and accrued liabilities including amounts for reorganization of our business, offset in part by net tax refunds.

Financing Activities

In 2009, $1.4 million was used for financing activities (2008: $6.7 million) due to dividends paid of $1.4 million.

Cryptologic did not declare a dividend for the fourth quarter 2009 and will not declare any dividends in the short-term.

Investing Activities

Investing activities provided $6.3 million in 2009 (2008: $6.2 million). The cash provided by investing activities was due to a reduction in restricted cash of $7.2 as the Company reduced the amount to be maintained to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds, offset by capital expenditure of $0.4 million primarily associated with infrastructure improvement and investments in Jingle Inc. and Mikoishi of $0.5 million.

Working Capital

CryptoLogic’s working capital at December 31, 2009 was $26.5 million or $1.91 per diluted share (December 31, 2008: $41.2 million or $2.97 per diluted share).

In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets and consider potential strategic acquisitions. Historically, our liquidity has also allowed us to pay dividends and repurchase shares under the normal course issuer bid.

User Funds Held on Deposit

User funds held on deposit decreased 26.8% to $7.9 million at December 31, 2009 (2008: $10.8 million). The decrease in user funds is due primarily to the reduction in our poker business.

Capitalization

Since inception, CryptoLogic has had neither debt nor unutilized credit facilities. At December 31, 2009, CryptoLogic had 12,794,020 common shares outstanding and 563,521 stock options outstanding. The 12,794,020 outstanding common shares excludes 1,025,031 (2008: 1,090,974) exchangeable shares in CryptoLogic Exchange Corporation (“CEC”) which are entitled to be exchanged on a one-for-one basis for common shares of the Company. Including the exchangeable shares of CEC, the outstanding common shares of the Company would be 13,819,051 (2008: 13,819,051). As of March 11, 2010 there were 12,798,120 common shares of CryptoLogic outstanding and 1,020,931 exchangeable shares in CEC outstanding.

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

From December 3, 2008 to December 2, 2009, CryptoLogic has, through its Normal Course Issuer Bid, authorization to repurchase up to 1,267,871 common shares, under which we did not buy back any common shares. Under the 2007 Normal Course Issuer Bid, we repurchased and cancelled 124,905 common shares during 2008 for a total cost of $1.4 million.

Comparison of 2008 and 2007

CryptoLogic remained debt-free in 2008 and remained highly liquid as our balance sheet had net cash of $43.8 million (2007:$77.5 million). With the available cash resources we continue to have the financial strength and flexibility to continue our growth strategy, pay dividends, repurchase our own common shares through issuer bids and consider acquisition opportunities as they arise.

At December 31, 2008, CryptoLogic ended the year with $43.8 million of net cash (comprising cash and cash equivalents, restricted cash and security deposits) or $3.15 per diluted share (December 31, 2007: $77.5 million or $5.57 per diluted share). The decrease in net cash of $33.7 million is primarily due to the dividends paid of $5.4 million, repurchase of common shares under the Normal Course Issuer Bid of $1.4 million, capital expenditures of $4.5 million, investments in Asia of $2.7 million, earn out payment with casino.co.uk of $1.3 million, tax payments of $4.8 million and operating losses offset in part by a decrease in restricted cash. CryptoLogic continues to be debt free.

We pledge $0.3 million in a security deposit at year end (2007: $1.5 million). We maintain security on deposits as collateral granted to banks and payment processors that process deposit transactions on our behalf.

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

Each time progressive jackpot casino games are played by an end user a specified amount is added to the “Jackpot”. The “Jackpot” is won by a player on a random basis and is not predictive. Once a jackpot is won, the progressive jackpot game is reset to a predetermined amount. The Company is liable for funding the jackpot wins as well as amounts required to reset the progressive jackpot game from the pool of funds collected from participating licensees. The reset amount is provided for up to the predetermined amount, as wagering occurs.

The Company regularly performs analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts. During the fourth quarter of 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot. The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $0.8 million.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled. During the year, the Company reviewed its accounting for certain contingencies and determined $0.8 (2008: $1.0) million was no longer required, which increased revenue by a corresponding amount.

The Company regularly reviews its long-term assets, comprising capital assets, intangible assets and long-term investments for impairment. whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability generally requires the Company to estimate the fair value of the long-term asset, which requires the Company to make assumptions and judgments on several items including, but not limited to, the future cash flows that will be generated by these assets and the appropriate discount rate to apply to those cash flows. Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

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

Recently issued accounting pronouncements

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

In June 2008 the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by us for our previous year ended, and of the opening balance sheet as at the date of adoption.

We intend to adopt IFRS for the accounting period commencing January 1, 2011 and we are continuing to assess the financial reporting impacts of the adoption of IFRS. We expect financial reporting impacts to deferred tax, intangible assets and share based payments, however, the impact on future financial position and results of operations is not reasonably determinable or estimable at this time. We do anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS, has been completed.

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Phase Two is underway, but has not yet been completed and while certain differences have been identified, we do not believe these will have any significant financial statement impact.

Phase Three: Implementation and Review will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across our finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

Recently adopted accounting pronouncements

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

C.   RESEARCH AND DEVELOPMENT

We make significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market. Research and development personnel comprised 34% of our workforce at 2009 year end (2008: 34%, 2007: 23%). Our research and development expenditures, which are accounted for as part of operating expenses, totaled $39.9 million in 2009 (2008: $55.6 million; 2007: $49.4 million).

D.    TREND INFORMATION

Refer to the Overview at the beginning of this “Item 5. Operating and Financial Review and Prospects” above.

E.    OFF-BALANCE SHEET ARRANGEMENTS

As of March 11, 2010, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. CONTRACTUAL OBLIGATIONS

The following table summarizes our known contractual obligations as of December 31, 2009:

(In thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Facility leases, including lease termination fees	$ 5,074	3,425	1,318	331	—
Minimum royalty payments and purchase commitments	9,521	6,096	3,175	250	—
Total	14,595	9,521	4,493	581	—

Total cash commitments at the end of fiscal 2009 were $14.6 million (2008: $19.5 million). The Company has entered into lease agreements for premises expiring at various periods up to September 2013.

G.   SAFE HARBOR

Refer to “Cautionary Statement Regarding Forward-Looking Information” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table and the narrative that follows set forth the name, age, residence, position, date of first election of each director and member of senior management for CryptoLogic, including the predecessor company, as at March 11, 2010.

Name and Municipality of Residence	Age	Principal Occupation	Served as a Director(5)/ Officer Since
Thomas Byrne(1)(2)(3) Dublin, Ireland	60	• Director • Self-employed Chartered Accountant	April 13, 2007
Stephen H. Freedhoff, CA, CFP(1)(2) (6) Toronto, Ontario	74	• Director • Self-employed consultant	May 1, 2003
David M.J. Gavagan(2)(4) Dublin, Ireland	58	• Chairman of the Board and Director(8) • Self-employed Chartered Accountant	June 17, 2008
Brian Hadfield(4) Gerards Cross, England	58	• Director • President and CEO	May 30, 2007
Robert H. Stikeman(3)(4) Toronto, Ontario	64	• Director(6) • Partner, Stikeman Keeley Spiegel Pasternack LLP (a law firm)	March 7, 1996
Stephen B. Taylor, CA Dublin, Ireland	52	• Director • CFO	August 8, 2005
James Wallace(1)(2)(4) Cheshire, England	66	• Director • Self-employed chartered accountant	June 3, 2009

(1)	Member of Audit Committee at December 31, 2009 and up to March 11, 2010..
(2)	Member of Remuneration Committee at December 31, 2009 and up to March 11, 2010.
(3)	Member of Nominating Committee at December 31, 2009 and up to March 11, 2010.
(4)	Member of Compliance and Governance Committee at December 31, 2009 and up to March 11, 2010.
(5)	Each director is elected annually to hold office until the next annual meeting of shareholders.
(6)	Mr. Freedhoff was a Director of the Company from May 1, 2003 to June 30, 2007. He rejoined as a Director of the Company on February 27, 2008.

Biographies of each of the directors and officers set out in the above table and their respective positions held for the last five years are noted below.

Thomas Byrne is a Chartered Accountant and a Chartered Director. He was a partner in a global accounting firm before joining Ireland’s largest brokerage firm where he was head of Corporate Finance. He set up his own corporate advisory company in 2001. Mr. Byrne is Chairman of the Board’s Audit Committee. He served as Chairman of the Audit Committee of EcoSecurities Group Plc until it was privatised in late 2009. In addition to serving on the boards of SWIP 11 PLC., the Irish Takeover Panel, and the Institute of Directors in Ireland he is also a non-executive director of a number of Irish private companies.”

Stephen H. Freedhoff, CA, CFP has been a self-employed consultant since July 1999. Prior to that, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff had been a Director of the Company from May 1, 2003 to June 30, 2007, and had also served as Chairman of the Board’s Audit Committee until May 31, 2007. He rejoined as a Director of the Company on February 27, 2008, and served as Chairman of the Board’s Remuneration Committee until June, 2009. Mr. Freedhoff is also a non executive director at CryptoLogic Exchange Corporation.

David M.J. Gavagan was the co-founder and managing/senior partner of Hibernia Capital Partners, where he served in this capacity from 1996 until the fund closed in 2006. Hibernia Capital Partners was a private equity fund manager. At present, Mr. Gavagan is a self-employed Chartered Accountant and serves as a non-executive director on a number of private companies. Mr. Gavagan was appointed Chairman of the Board at the annual shareholder’s meeting on June 3, 2009.

Brian Hadfield was appointed as the Company’s President and Chief Executive Officer on February 27, 2008, and has been a Director of the Board since May 30, 2007. He had held progressively more senior positions at Unisys Limited from 1984 to 2005 and for the period 2000 to 2005 was its Managing Director.

Robert H. Stikeman served as Chairman of the Board from May 2003 until June 2009, and continues to serve as a Director having done so since May 30, 2002 and also has served as the Company’s Secretary from 1996 until June 2009. He has been a partner for the past 20 years in Stikeman Keeley Spiegel & Pasternack LLP, a Toronto, Canada law firm he was instrumental in establishing. Mr. Stikeman holds non-executive directorships at Burnstone Ventures Inc., Isign Media Solutions, Inc. and CryptoLogic Exchange Corporation.

Stephen B. Taylor, CA was appointed Chief Financial Officer of the Company on August 8, 2005 and brings more than two decades of experience in financial and business management, public markets, and mergers and acquisitions. Mr. Taylor is a Chartered Accountant. Previous posts included senior financial and corporate roles at Derlan Industries, a TSX-listed aerospace company, an early-stage private software company and Vice President of Mergers and Acquisitions with Ernst & Young’s corporate finance practice. Mr. Taylor spent the first 11 years of his career with Coopers & Lybrand (now PricewaterhouseCoopers) auditing multinational clients in the manufacturing, mining and financial services sectors.

James Wallace, FCA Mr. Wallace is a professional public company director, who currently sits on the boards of two public companies in the United Kingdom. He is currently Chairman of Scapa Group plc, the senior independent non-executive director and Audit Committee Chairman of NCC Group plc, and also a non-executive director of the Manchester Airport Group. Previously Mr. Wallace served as Chairman of Bodycote International plc until 2008, and senior independent nonexecutive director of Holidaybreak plc until 2008. Mr. Wallace also served as Chairman of Sigma Capital Group plc until 2008 and Chairman of the Audit Committee of

Sanctuary Group plc until 2007. Mr. Wallace is also a chartered accountant by profession.

No director or officer of the Company has any family relationship with any other officer or director of the Company. Members of the Board hold various non executive directorships in private companies.

B.    COMPENSATION

The following table presents all compensation in respect of senior management for the financial year ended December 31, 2009.

NAME AND PRINCIPAL POSITION	YEAR	SALARY	SHARE- BASED AWARDS	OPTION- BASED AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION		PENSION VALUE	ALL OTHER COMPENSATION	TOTAL COMPENSA-TION
		US($) (1)	US($)	US($)	US($)		US($)	US($)	US($)
					ANNUAL INCENTIVE PLANS	LONG-TERM INCENTIVE PLANS (2)
Brian Hadfield President and CEO and Director	2009	657,712	NIL	NIL	NIL	NIL	NIL	17,520 (3)	675,232
Stephen Taylor Chief Financial Officer	2009	254,406	NIL	NIL	NIL	161,783	17,878 (4)	308,414 (5)	742,481
Justin Thouin Vice President - Product Management and Business Development	2009	234,734	NIL	NIL	NIL	95,369	NIL	19,269 (6)	349,372
Tom McInnes Managing Director	2009	84,784	NIL	NIL	NIL	NIL	7,487	207,440 (7)	299,711
Barry Townsend	2009	NIL	NIL	NIL	NIL	NIL	NIL	269,048(8)	269,048

(1) All amounts in this Table are expressed in US dollars. Unless otherwise indicated, where actual compensation was paid in a currency other than US dollars, the amounts in this Table are calculated based on the average effective local currency to US dollar exchange rate for fiscal year 2009.

(2) These payments were made under the Company’s 2006 LTIP plan, which plan matured on December 31, 2008. The payments were made in early 2009. A portion of the value of the 2006 LTIPs was crystallized by decision of the CryptoLogic board on October 13, 2006 corresponding to the passage of the UIGEA, and were payable to employees at the completion of 3 years of employment ending December 31, 2008 (See Long-Term Incentive Plan below). Further grants were made under the 2007 LTIP. The 2007 LTIP plan has now matured, but no payouts were made under the plan, as the payout conditions were not achieved.

(3)This amount is made up of a car allowance.

(4) All Ireland-based employees of the Company, including Mr. Taylor, participate in a pension plan administered in accordance with Irish standards, whereby the Company makes a pre-determined contribution on behalf of Mr. Taylor.

(5) These amounts are made up of 1) amounts earned by Mr. Taylor while working away from Ireland, 2) allowances for ongoing expenses provided to Mr. Taylor associated with his relocation and the relocation of his family to Dublin, Ireland including car allowance, cost of living adjustments, housing allowances and tuition reimbursements for the educational requirements of his family and 3) a retention bonus due on each anniversary date of the date of his employment agreement with the Company up to February 14, 2010. Mr. Taylor’s duties require him to spend approximately one-third of his time away from Ireland. With respect to the portion of his compensation associated with his time away from Ireland, Mr. Taylor is paid through a consulting arrangement between a wholly owned subsidiary of the Company and a corporation wholly-owned by Mr. Taylor.

(6) This amount is made up of a car allowance and payout of unused vacation days.

(7) Mr. McInnes was a consultant prior to becoming a full time employee with the Company. These amounts represent payments to Mr. McInnes when he was engaged as a consultant.

(8) Mr. Townsend is a consultant to the Company. His primary role is to oversee the functions of our Development and Operations Groups. These amounts represents the fees from Townsend Squared Limited for the services of Mr. Townsend.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table presents information relating to all share-based and option-based awards outstanding as at December 31, 2009 in respect of senior management.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE- MONEY OPTIONS	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED
	(#)	(C$)(1)	($)		(#)	($)
Brian Hadfield	100,000	$19.00	05/15/13	NIL	NIL	NIL
Stephen Taylor	45,000 2,500 25,000 5,000 25,000 30,000	$24.05 $24.40 $26.80 $29.68 $18.56 $19.00	09/08/10 02/02/11 06/27/11 01/29/12 11/13/12 05/15/13	NIL	NIL	NIL
Justin Thouin	5,000 20,000 4,000 25,000	$24.40 $25.08 $29.68 $18.56	02/02/11 08/04/11 01/29/12 11/13/12	NIL	NIL	NIL
Tom McInnes	5,000	$6.91	09/20/14	NIL	NIL	NIL
Barry Townsend	NIL	N/A	N/A

(1) All stock option exercise prices are expressed in Canadian dollars.

Incentive Plan Awards – Value Vested or Earned During the Year

NAME	OPTION-BASED AWARDS - VALUE VESTED DURING THE YEAR	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR	NON-EQUITY INCENTIVE PLAN COMPENSATION - VALUE EARNED DURING THE YEAR
	($)	($)	($)
Brian Hadfield	NIL	NIL	NIL
Stephen Taylor	NIL	NIL	NIL
Justin Thouin	NIL	NIL	NIL
Tom McInnes	NIL	NIL	NIL
Barry Townsend	NIL	NIL	NIL

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

The LTIP has been designed to reward participants for growth in earnings per share and share price through overlapping three-year performance cycles. The LTIP payout is generally based upon the product of three factors: (i) The number of PSUs awarded; (ii) the share price at the end of the performance cycle; and (iii) a “performance modifier” that is based upon cumulative earnings per share actually achieved by the Company during the performance cycle. Generally, if cumulative targeted earnings per share are not satisfied, no payouts are made. Initial grants were made under the LTIP in 2005. PSUs granted to Mr. Salmon and Mr. Starzynski matured on December 31, 2007 and were paid out in 2008. Further grants were made under the 2006 LTIP. However, given the payout conditions associated with the 2006 LTIP, the exit by the Company from the US market in October of 2006 made it highly improbable that the 2006 LTIPs would ultimately pay anything out to holders of 2006 LTIP PSUs. As a result, the Board of Directors determined in October 2006 that the value and payment of one-third of the 2006 LTIP PSUs would be guaranteed and paid out on maturity. The 2006 LTIP matured on December 31, 2008, and holders of 2006 LTIP PSUs received payouts of the guaranteed portion of the said PSUs in early 2009. Further grants were made under the 2007 LTIP. However, payouts are not expected as it is unlikely that the target cumulative annual growth required to meet the payout conditions will be achieved. No PSUs were granted in respect of fiscal 2008 or fiscal 2009.

Pension Plan Benefits

Generally speaking, the Company does not provide pension benefits to senior management. The exceptions in this regard are: i) Mr. Taylor, in respect of whom the Company is contractually obligated to contribute an amount equal to USD $17,931 per annum to the pension plan provided by the Company for all of its Ireland-based employees, and ii) Tom McInnes, in respect of who the Company is contractually obligated to contribute an amount equal to USD $30,066 per annum to a pension plan. Certain other managers receive pension benefits which were not material in 2009.

Termination and Change of Control Benefits

The following is a summary of termination and change of control payments or benefits accruing to senior management. All dollar amounts have been converted to US dollars based on the average local currency exchange rate applicable during fiscal 2009.

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

Termination With Respect to a Change of Control

(The contracts of various members of senior management contain a definition of “change of control” and such definitions are not necessarily identical in all cases.)

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

Stephen Taylor - Chief Financial Officer

The Company and Mr. Taylor entered into an employment agreement dated June 1, 2007. In addition, on June 1, 2007 a joint venture made up of three wholly-owned subsidiaries of the Company entered into a consulting agreement with a company wholly owned by Mr. Taylor. Pursuant to these agreements, Mr. Taylor and his company are entitled to receive gross annual remuneration at a prescribed base rate. Thereafter, his and his company’s annual remuneration are subject to review by the Board of Directors of the Company on the same basis as the Board shall review the remuneration of other senior executives of the Company. Pursuant to the aforesaid agreements, Mr. Taylor and/or his company are also entitled to both discretionary bonuses and non-discretionary retention bonuses and to participate in the Company’s stock option plan and LTIP. As well, the Company has agreed to make an annual pension contribution on behalf of Mr. Taylor, to the pension plan provided by the Company for all of its Ireland-based employees.

Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than for Cause

In the event Mr. Taylor’s employment agreement is terminated by the Company other than for cause or if his employment is voluntarily terminated, under circumstances which constitute “good reason” (as defined in his employment agreement, which definition includes a change of control), Mr. Taylor will be entitled to the following:

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

a pro rata portion of the discretionary bonus Mr. Taylor would have received in respect of the fiscal year in which the termination arises (having regard to the portion of the fiscal year Mr. Taylor remained employed with the Company, which pro rata discretionary bonus shall be declared, calculated and paid in accordance with, and subject to the Company’s senior management team bonus plan); plus

d)	A relocation allowance equal to one month’s base salary, plus reimbursement of Mr. Taylor’s reasonable relocation costs

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

Termination With Respect to a Change of Control

In the event Mr. Taylor’s employment is terminated pursuant to a change of control (as defined in his employment agreement) Mr. Taylor will be entitled to termination payments as set out above, and in addition, he will be entitled to the following:

Stock Options - All unvested stock options granted to Mr. Taylor will vest and be exercisable from and after the occurrence of the change of control, in the same manner, and subject to the same terms and conditions as relate to all other vested stock-options granted to Mr. Taylor.

Termination of Consulting Agreement Other Than for Cause

In the event the consulting agreement is terminated by the joint venture other than for cause (as defined in the consulting agreement) including without limitation, as a result of the a change of control. Mr. Taylor’s consulting company will be entitled to the following:

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

a pro rata portion of the discretionary bonus the consulting company would have received in respect of the fiscal year in which the termination arises (having regard to the portion of the fiscal year the consulting agreement remained in effect, which pro rata discretionary bonus shall be declared, calculated and paid in accordance with, and subject to the Company’s senior management team bonus plan); plus

d)	Reimbursement for tax consulting advice relating to the relocation of Mr. Taylor, the cost of which is not to exceed €31,850.00.

Cross Termination

In the event that the employment agreement or the consulting agreement is terminated, the other of the agreement is contemporaneously terminated.

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

Director Compensation

Director Compensation Table

The following table presents all amounts of compensation provided to the directors for the year ended December 31, 2009

NAME (1)	FEES EARNED (2)	SHARE- BASED AWARDS	OPTION- BASED AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION	PENSION VALUE	ALL OTHER COMPENSATION	TOTAL
	($)	($)	($)	($)	($)	($)	($)

Thomas Byrne	$62,637	NIL	NIL	NIL	NIL	NIL	$62,637
Stephen Freedhoff	$58,120	NIL	NIL	NIL	NIL	NIL	$58,120
David Gavagan	$95,462	NIL	NIL	NIL	NIL	NIL	$95,462
Robert Stikeman	$84,620	NIL	NIL	NIL	NIL	NIL	$84,620
James Wallace	$36,137	NIL	NIL	NIL	NIL	NIL	$36,137
Wai Ming Yap (3)	$23,188	NIL	NIL	NIL	NIL	NIL	$23,188

(1) As executive directors, Mr. Hadfield and Mr. Taylor are not separately compensated to act as directors of the Company.

(2) All amounts are in US Dollars.

(3) Wai Ming Yap resigned on 3 June 2009.

Narrative discussion

Director compensation consists of a retainer fee for non-executive directors and additional fees in connection with service as Board Chairman or committee chairs. For the most recently completed financial year, director fees were set at GBP 35,000 per annum ($54,589 per annum, based on the average effective GBP to US dollar exchange rate for fiscal year 2009), with an additional GBP 5,000 ($7,798, based on the average effective GBP to US dollar exchange rate for fiscal year 2009) payable in connection with serving as a committee chair, and an additional GBP 45,000 ($70,186 based on the average effective GBP to US dollar exchange rate for fiscal year 2009) payable in connection with serving as Chairman of the Board of Directors of the Company.

Outstanding Share-Based Awards and Option-Based Awards

The following table presents information relating to all share-based and option-based awards outstanding as at December 31, 2009 in respect of each director.

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

For information concerning the period during which the current directors have served as director of the Company, see “Item 6.A. – Directors and Senior Management”.

Audit Committee

The members of the Audit Committee are Thomas Byrne, Stephen Freedhoff and James Wallace. Mr. Byrne serves as Chairman of the Audit Committee. Each member is “independent” as that term is defined by the NASDAQ listing standards applicable to the Company. The Audit Committee normally meets a minimum of four times per year.

The overall purpose of the Audit Committee is to monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

Remuneration Committee

The members of the Remuneration Committee are James Wallace, David Gavagan, Thomas Byrne and Stephen Freedhoff, all of whom are independent directors. Mr. Wallace serves as the Chairman of the Remuneration Committee. The Remuneration Committee normally meets a minimum of two times per year.

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

Compliance and Governance Committee

The members of the Compliance and Governance Committee are David Gavagan, Thomas Byrne, James Wallace and Robert Stikeman. Mr. Gavagan serves as Chairman of the Compliance and Governance Committee. The Compliance and Governance Committee normally meets not less than once per year.

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

The members of the Nominating Committee are David Gavagan, Thomas Byrne, and Robert Stikeman. Mr. Gavagan serves as Chairman of the Nominating Committee.

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

D.   EMPLOYEES

The following table sets forth information detailing the total number of employees at the years ended December 31, 2009, 2008 and 2007, which excluded an average of 19 consultants or independent contractors during the most recent financial year.

	2009	% Total	2008	% Total	2007	% Total
Total number of employees	211	100%	276	100%	300	100%

By country
Canada	94	45%	151	55%	181	61%
United Kingdom	43	20%	35	13%	33	11%
Cyprus	41	19%	65	23%	76	25%
Ireland	25	12%	17	6%	3	1%
Other	8	4%	8	3%	7	2%

E.   SHARE OWNERSHIP

The following table sets forth, as of March 30, 2010, the number of the Company’s Common Shares (including Exchangeable Shares) beneficially owned by the then serving senior management and Directors of the Company, individually, and as a group, and the percentage of ownership of the outstanding Common Shares (including Exchangeable Shares) represented by such shares.

The Common Share (including Exchangeable Shares) held by senior management and Directors listed below have voting rights no different than the voting rights associated with Common Shares generally.

Name of Beneficial Owner	Common Shares Held	Percent of Class
Thomas Byrne	8,000	*
Stephen H. Freedhoff	13,333(1)	*
David Gavagan	3,000	*
Brian Hadfield	107,350(1)	*
Thomas McInnes	5,000(1)	*
Robert Stikeman	62,000(1)	*
Stephen B. Taylor	141,200(1)	1.0
Justin Thouin	54,000(1)	*
Barry Townsend	–	*
Senior Management and Directors of the Company as a group (7 persons)	393,883(1)	2.9

(1) Includes the following options to purchase Common Shares:

* Less than 1%.

Name	Number of Options (#)	Exercise Price (C$)	Date of Expiration
Stephen H. Freedhoff	3,333 10,000	21.39 23.56	September 2, 2010 December 14, 2011
Brian Hadfield	100,000	19.00	May 15, 2013
Tom McInnes	5,000	6.91	September 20, 2014
Robert Stikeman	12,000 45,000	21.39 23.56	September 2, 2010 December 14, 2011
Stephen B. Taylor	45,000 2,500 25,000 5,000 25,000 30,000	24.05 24.40 26.80 29.68 18.56 19.00	August 9, 2010 February 2, 2011 June 27, 2011 January 29, 2012 November 13, 2012 May 15, 2013
Justin Thouin	5,000 20,000 4,000 25,000	24.40 25.08 29.68 18.56	February 2, 2011 August 4, 2011 January 29, 2012 November 13, 2012

Stock Option Plan

The Company maintains a Stock Option Plan for its directors, officers and employees. The principal features of the Stock Option Plan are as follows:

•	The Stock Option Plan authorizes the issuance of 3,900,000 options. As of December 31, 2009, there were 916,691 options are available for issuance under the Stock Option Plan.
•	Options have a term of five years or less and will be subject to earlier termination in certain circumstances. An option will only become exercisable after the following vesting periods:
o	one-third of the options granted to Directors will vest at the date of grant, one additional third one year thereafter, and the remaining third one year after that;
o

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

•	No one person may receive or hold options entitling the purchase of 5% or more the outstanding Common Shares of the Company.
•

The exercise price is fixed by the directors but is not less than the market value of the Common Shares at the date of the grant (the closing price on the day of the grant or the average between highest and lowest prices on such day).

•	Stock options are not assignable by the holder.
•	The CEO may issue up to 5,000 options to non-executive staff members without approval from the remuneration committee. However the CEO must report any issuances immediately.
•	No financial assistance will be provided by the Company to option holders in connection with the exercise of stock options granted under the Stock Option Plan.

•	The Stock Option Plan is administered by the Board of Directors on the advice of the Remuneration Committee.
•	Amendments to the Stock Option Plan require the approval of the directors and those shareholders not otherwise eligible to receive a benefit under the plan.

The following table sets forth the number of Common Shares authorized for issuance under the Stock Option Plan as at December 31, 2009.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Stock Option Plan	563,521	C$21.89	916,691

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

In 2009, 19,651 Common Shares were purchased at an average price of US$7.73. As at December 31, 2009 there were 16,719 Shares held under the Employee Share Purchase Plan.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

As at March 11, 2010, there were 12,798,120 Common Shares and 1,020,931 Exchangeable Shares. Including Exchangeable Shares, the Common Shares outstanding would be 13,819,051. The holders of Exchangeable Shares are entitled to one vote per Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic matters. For the purposes of the table below, the number of Common Shares and Exchangeable Shares are added together to determine the percentage of votes held.

The following table sets forth information regarding beneficial ownership of our Common Shares as of March 11, 2010 by each person or organization that is known to us to own beneficially or exercise control or direction over shares carrying more than 5% of our outstanding Common Shares.

Name and Location of Beneficial Owner	Number of Common Shares	Percent of Common Shares Outstanding (excluding Exchangeable Shares)	Percent of Common Shares Outstanding (including Exchangeable Shares) (4)

Royce & Associates, LLC New York, U.S.A.	1,233,875 (1)	9.64%	8.92%
Renaissance Technologies Corp. New York, U.S.A.	879,437 (2)	6.87%	6.36%
Austin W. Marxe and David M. Greenhouse New York, U.S.A	1,396,288(3)	10.91%	10.10%
(1)	Based upon information reported by Royce & Associates, LLC in a Schedule 13G/A filed with the SEC on January 30, 2010 with respect to its beneficial ownership as of December 31, 2009.
(2)	Based upon information reported by Renaissance Technologies Corp in a Schedule 13G/A filed with the SEC on February 13, 2010 with respect to its beneficial ownership as of December 31, 2009.
(3)

Based upon information reported by Austin W. Marxe and David M. Greenhouse in a Schedule 13G filed with the SEC on March 2, 2010 with respect to their beneficial ownership as of December 31, 2009. Messrs. Marxe and Greenhouse are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of and investment adviser to Special Situations Cayman Fund, L.P (“Cayman”). AWM also is the general partner of MGP Advisers Limited Partnership (“MGP”), which is the general partner of and investment advisor to Special Situations Fund III QP, L.P. (“SSFQP”). Messers. Marxe and Greenhouse are also members of SST Advisors, L.L.C., the general partner of Special Situations Technology Fund, L.P. (“Tech”) and Special Situations Technology Fund II, L.P. (“Tech II”). AWM serves as the investment adviser to SSFQP, Tech and Tech II. Of the 1,396,288 shares reported in the Schedule 13G, 305,816 shares are owned by Cayman, 928,897 shares are owned by SSFQP , 22,084 shares are owned by Tech and 139,491 shares are owned by Tech II.

(4)	Based upon 13,819,051 shares outstanding (including Exchangeable Shares) as of March 11, 2010 and presuming the listed beneficial owners’ position remained unchanged.

The Common Shares held by the major shareholders listed above have voting rights no different than the voting rights associated with Common Shares generally.

As at March 11, 2010, we believe there were seven record holders of our Common Shares in the U.S., holding 99.5% of the outstanding Common Shares (excluding Exchangeable Shares). However, we believe the number of beneficial shareholders is much higher, as the bulk of the shares held by these seven registered holders are held in trust for others. To our knowledge, the Company’s Exchangeable Shares are only held by Canadian residents.

As far as is known to the Company, CryptoLogic is not directly or indirectly owned or controlled by another corporation, by another foreign government or by any other natural or legal person severally or jointly.

B.   RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company engages the services of Stikeman Keeley Spiegel Pasternack LLP, a law firm in which Robert Stikeman (Chairman of the Board of Directors) is a partner. Fees paid to this firm were $0.06 million in 2009 (2008: $0.4 million). In fiscal 2009, the Company determined that Stikeman Keeley Spiegel Pasternack LLP would no longer act as primary outside counsel and its services are being transitioned to another law firm.

The Company incurred $0.03 million (2008: $0.01 million) in fees to Stamford Law Corporation, a law firm in which Wai Ming Yap (a former member of the Board of Directors) is a partner.

ITEM 8.   FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Refer to “Item 17. Financial Statements” for a list of financial statements filed with this annual report.

Legal Proceedings

As at March 11, 2010 the Company and its subsidiaries are not involved nor have they been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which the Company or its subsidiaries are aware) which may have, or have had in the past 12 months a significant effect on our financial position or profitability, with the exception of the following:

On March 30, 2010, the Company delivered to Marvel a Statement of Claim regarding an alleged breach by Marvel of certain provisions of its agreement with the Company relating to the licensing of Marvel comic book characters to CryptoLogic. Any proceeding flowing from the said Statement of Claim must proceed by way of arbitration in the City of New York and under New York law, as per the contract with Marvel.

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

Dividend Policy

On September 10, 2003, the Board of Directors declared the Company’s first quarterly dividend of $0.03 per Common Share (annual rate of $0.12), paid on November 24, 2003. On November 4, 2004, the Board approved an increase in our quarterly dividend to $0.05 per Common Share (annual rate of $0.20). On November 1, 2005, the quarterly rate was increased to $0.07 per Common Share (annual rate of $0.28). On May 9, 2006, the Company announced a subsequent increase to $0.12 per Common Share per quarter (annual rate of $0.48). On February 14, 2007, a quarterly dividend of $0.12 per Common Share was announced, the same rate as the prior four quarters and for the remaining quarters of 2007. On November 12, 2008, we announced the Board’s decision to decrease the dividend to $0.03 per common share (annual rate of $0.12), commencing with the quarterly dividend paid on December 15, 2008. On March 13, 2009, a dividend of $0.03 per common share was announced. The holders of Exchangeable Shares and Common Shares participate equally in voting and dividends. On November 13, 2009, we announced the Board’s decision to decrease the dividend to $0.01 per common share (annual rate of $0.04), commencing with the quarterly dividend paid on December 15, 2009. CryptoLogic did not declare a dividend for the fourth quarter 2009 and does not expect to declare any further dividends for the foreseeable future. However the decision as to whether or not to declare a quarterly dividend in the future will be duly considered by the Board, having regard to the Company’s financial results.

B.   SIGNIFICANT CHANGES

There have been no significant changes to the Company’s financial information since December 31, 2009.

ITEM 9.   THE OFFER AND LISTING

The following table sets forth, for the periods indicated, the range of the high and low prices of our Common Shares as reported by the Toronto Stock Exchange (symbol: CRY), NASDAQ Global Select Market (symbol: CRYP) and the Main Market of the London Stock Exchange (symbol: CRP):

	Toronto Stock Exchange (C$)		NASDAQ (US$)		London Stock Exchange (British pence)
	High	Low	High	Low	High	Low
Fiscal Year Ended December 31, 2009	10.19	3.01	8.60	2.35	547.50	185.00
Fiscal Year Ended December 31, 2008	22.20	2.06	21.77	2.08	1,120.00	150.00
Fiscal Year Ended December 31, 2007	34.81	17.00	31.20	17.26	1,520.00	893.50
Fiscal Year Ended December 31, 2006	33.09	17.06	29.20	15.24	1,625.00	872.50
Fiscal Year Ended December 31, 2005	45.88	17.60	36.81	14.84	1,960.00	852.50

Fiscal Year Ended December 31, 2009
First Quarter	7.40	3.03	6.01	2.35	403.75	205.00
Second Quarter	10.19	5.68	8.60	4.59	547.50	337.50
Third Quarter	8.05	6.32	7.44	5.87	443.00	370.00
Fourth Quarter	6.61	3.01	6.42	2.90	400.00	185.00

Fiscal Year Ended December 31, 2008
First Quarter	18.00	14.10	17.82	14.66	909.00	751.00
Second Quarter	22.20	14.30	21.77	14.29	1,120.00	720.00
Third Quarter	14.80	5.13	13.93	5.17	697.50	322.75
Fourth Quarter	6.49	2.06	5.4	2.08	358.50	150.00

September 2009	7.64	6.32	6.98	5.90	443.00	370.00
October 2009	6.61	4.11	6.42	3.80	400.00	265.00
November 2009	4.43	3.30	4.13	3.22	270.00	200.00
December 2009	3.85	3.01	3.66	2.90	230.00	185.00
January 2010	3.87	3.17	3.74	2.97	215.00	195.00
February 2010	3.51	3.18	3.36	2.97	200.00	190.00

The following table sets forth, for the periods indicated, the range of the high and low prices of our Exchangeable Shares as reported by the Toronto Stock Exchange (symbol: CXY):

	Toronto Stock Exchange(1) (C$)
	High	Low
Fiscal Year Ended December 31, 2009	10.00	2.76

Fiscal Year Ended December 31, 2009
First Quarter	7.40	2.76
Second Quarter	10.00	5.50
Third Quarter	7.90	6.25
Fourth Quarter	6.55	3.00

Fiscal Year Ended December 31, 2008	22.90	2.75

Fiscal Year Ended December 31, 2008
First Quarter	20.50	15.50
Second Quarter	22.90	16.10
Third Quarter	15.50	6.50
Fourth Quarter	6.54	2.75

September 2009	7.80	6.25
October 2009	6.55	4.12
November 2009	4.25	3.20
December 2009	3.70	3.00
January 2010	3.71	3.23
February 2010	3.40	3.06
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

The Memorandum provides that the Company’s objects are, inter alia, to carry on business as a general commercial company. The objects of the Company are set out in full in clause 3 of the Memorandum.

Directors and Powers

The Company’s Articles specify a maximum number of ten directors. A director shall continue in office until his or her successor is elected at the next shareholders’ meeting. Incumbent directors, if qualified, shall be eligible for re-election.

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

Consequences if CryptoLogic Classified as a PFIC

CryptoLogic believes that it was not a PFIC for its taxable year ending December 31, 2009. Whether CryptoLogic will be considered a PFIC for any taxable year will depend on the assets and income of CryptoLogic over the course of such taxable year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. The determination of whether CryptoLogic will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that CryptoLogic has not been and will not become a PFIC during any taxable year in which U.S. Holders held CryptoLogic shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of CryptoLogic under the PFIC rules.

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

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any Irish Holder or prospective Irish Holder of shares of the Company, and no opinion or representation with respect to the Irish income tax consequences to any such Irish Holder or prospective Irish Holder is made. Accordingly, Irish Holders and prospective Irish Holders of shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the Irish tax consequences of purchasing, owning and disposing of shares of the Company.

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

U.S. or Canadian Shareholders that do not currently fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the relevant treaty. The documentation requirements have changed in 2010 which streamlines the process for claiming the dividend tax exemption.

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

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 25% of the taxable gain (the 25% rate applies to disposals made on or after April 8, 2009 while the rate is 22% for disposals made between October 15, 2008 and April 7, 2009).

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

CryptoLogic shares should not be regarded as property situated in Ireland for CAT purposes on the basis the share register of CryptoLogic is not is held in Ireland. However, CAT could apply to a gift or inheritance of Ordinary Shares if the donor or person who receives the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance. The person who receives the gift or inheritance is primarily liable for CAT.

CAT is levied at a rate of 25% above certain tax-free thresholds (this rate is effective for valuation dates from April 8, 2009 and a rate of 22% applies to gifts and inheritances taken where the valuation date is between November 20, 2008 and April 7, 2009). The appropriate tax-free threshold is dependent upon: (1) the relationship between the donor and the donee; and (2) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT.

F.   DIVIDENDS AND PAYING AGENTS

Not applicable.

G.   STATEMENT BY EXPERTS

Not applicable.

H.   DOCUMENTS ON DISPLAY

Any documents referred to in this annual report may be inspected at the Company’s head office located at Marine House, Clanwilliam Place, Dublin 2, Ireland during normal business hours.

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

Monetary items denominated in currencies other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items and related amortization are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses other than amortization are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statements of (loss)/earnings.

We have performed sensitivity analyses as of December 31, 2009 using a modeling technique that measures the change in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar, with all other variables held constant. The analyses cover all of our foreign currency contracts offset by the underlying exposures. The foreign currency exchange rates we used were based on market rates in effect at December 31, 2009. The sensitivity analysis indicated that a hypothetical 10% strengthening of the U.S. dollar against the euro, Canadian dollar and British pound would have increased revenues by $2.6 million and increased expenses by $5.4 million, therefore decreasing net income by $2.8 million. A hypothetical 10% weakening of the U.S. dollar against the euro, Canadian dollar and British pound would have had an equal but opposite impact.

In 2009, the Company implemented a hedging program to limit the foreign exchange exposure primarily on cash outflows in Canadian Dollars as there are no offsetting revenues. At December 31, 2009, there were no open hedging instruments. In 2008 and 2007, the Company did not engage in any material hedging activities.

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

The weighted average effective interest rate on short-term investments as at December 31, 2009 is 1.24% (2008 – 2.53%; 2007 – 6.94%).

A hypothetical 100 basis point movement in our interest rate yield earned on cash and cash equivalents, security deposits, restricted cash, and user funds on deposit during the year ended December 31, 2009 would have decreased interest income by approximately $0.4 million.

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

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive officer and principal financial officer and effected by the issuers’ board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the issuer, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP and that receipts and expenditures are made only in accordance with authorization of management and the board of directors, and provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements of the issuer.

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

The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by Grant Thornton, independent registered public accounting firm. Grant Thornton’s report on our internal control over financial reporting appears on page F-3 of this annual report.

There were no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Thomas Byrne, James Wallace and Stephen Freedhoff are members of the Audit Committee of the Company’s Board of Directors, who each qualify as an “audit committee financial expert” based on their education and experience. Messrs. Byrne, Wallace and Freedhoff are independent, as that term is defined by the NASDAQ listing standards applicable to our Company.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

On October 27, 2008, the Company announced the appointment of Grant Thornton as independent auditor, succeeding KPMG LLP. Fees billed for audit and non-audit services in connection with the fiscal years ended December 31, 2009 and 2008 are outlined in the following table (in thousands of U.S. dollars):

	2009	2008(1)
Audit Fees	$1,262	$1,118
Audit-Related Fees	–	$109
Tax Fees	$126	$969
All Other Fees	–	$603
Total	$1,388	$2,799

(1) The audit fees of $1,118 related to services performed by Grant Thornton and the remaining non audit fees of $1,681 relate to services performed by KPMG LLP.

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

Pre-Approval Policies and Procedures

The Company’s Audit Committee has concluded that the provision of services other than audit services is compatible with maintaining auditor independence. The Audit Committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives guidance to the Company’s management as to the specific types of services that have been pre-approved. The Company’s senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. For the year ended December 31, 2009, none of the audit-related, tax and other fees described above were an exception to the Audit Committee’s pre-approval policy.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
January 1-31, 2008	—	—	—	1,281,000
February 2-29, 2008	—	—	—	1,281,000
March 1-31, 2008	—	—	—	1,281,000
April 1-30, 2008	—	—	—	1,281,000
May 1-31, 2008	—	—	—	1,281,000
June 1-30, 2008	48,920	$15.12	48,920	1,232,080
July 1-31, 2008	21,830	13.70	21,830	1,210,250
August 1-31, 2008	12,465	10.10	12,465	1,197,785
September 1-30, 2008	31,825	6.32	31,825	1,165,960
October 1-31, 2008	9,865	5.52	9,865	1,156,095
November 1-30, 2008	—	—	—	1,156,095
December 1-31, 2008	—	—	—	1,267,871
Total	124,905	$11.37	124,905

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

In November 2008, we initiated a Normal Course Issuer Bid (the “2009 Normal Course Issuer Bid”), which authorizes us to acquire and cancel up to 1,267,871 of its common shares between December 3, 2008 and December 2, 2009. At December 31, 2009, there were no purchases under the 2009 Normal Course Issuer Bid.

The Company did not repurchase any shares during 2009.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.   CORPORATE GOVERNANCE

NASDAQ Listing Rule 5615(a)(3) permits foreign private issuers such as us to follow home country corporate governance practices in lieu of certain NASDAQ requirements. A significant way in which our governance practices differ from those followed by U.S. domestic companies listed on NASDAQ relates to the shareholder meeting quorum requirement. Under our Articles, the holders of not less than 25 percent of the shares entitled to vote at a meeting of shareholders present in person or by proxy constitutes a quorum for the transaction of business at any meeting of shareholders. By contrast, under NASDAQ Listing Rule 5620(c), the minimum quorum requirement should not be less than 33 1/3 percent of the outstanding shares of a listed company’s common voting stock.

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

4.3	Amending Agreement dated November 11, 2008 to Employment Agreement dated February 27, 2008 between CryptoLogic Limited and Brian Hadfield
4.4	Second Amending Agreement dated January 13, 2009 to Employment Agreement dated February 27, 2008 between CryptoLogic Limited and Brian Hadfield
4.5

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

4.7

Consulting Agreement dated June 1, 2007 between CryptoLogic Limited and Westbury Marketing Ltd. (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.8

Consulting Agreement dated June 1, 2007 between Game Pack and Westbury Marketing Ltd. (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.9	Long-Term Incentive Plan effective January 1, 2005 (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)
8.1	List of Subsidiaries of CryptoLogic Limited
12.1	Certification of the Principal Executive Officer of CryptoLogic Limited filed pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer of CryptoLogic Limited filed pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer of CryptoLogic Limited furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer of CryptoLogic Inc. furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRYPTOLOGIC LIMITED

Date:	March 30, 2010	By	/s/ Brian Hadfield

Brian Hadfield

President and Chief Executive Officer

-

Consolidated Financial Statements

(In U.S. dollars)

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Years ended December 31, 2009, 2008 and 2007

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

On behalf of the shareholders, the 2009 consolidated financial statements have been audited by Grant Thornton, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Grant Thornton has full and free access to the Audit Committee.

/s/ Brian Hadfield	/s/ Stephen Taylor
President and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CRYPTOLOGIC LIMITED (FORMERLY CRYPTOLOGIC INC.)

We have audited the accompanying consolidated balance sheets of CryptoLogic Limited (formerly CryptoLogic Inc.) as at December 31, 2009 and 2008 and the consolidated statements of (loss)/earnings and comprehensive (loss)/income, (deficit)/retained earnings, and cash flows for each of the years in the two year period ended December 31, 2009. Our audits of the basic financial statements included the financial statement schedule II. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CryptoLogic Limited as at December 31, 2009 and 2008 and the results of its operations and cash flows for each of the years in the two year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles. Canadian generally accepted accounting principles vary in certain respects from those generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in note 21 to the consolidated financial statements. Also, in our opinion, the related schedule II, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth herein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CryptoLogic Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 30, 2010 expressed an unqualified opinion on the effectiveness of internal controls over financial reporting.

Chartered Accountants

Dublin, Ireland

March 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CRYPTOLOGIC LIMITED (FORMERLY CRYPTOLOGIC INC.)

We have audited CryptoLogic Limited’s (the “Company”) (formerly CryptoLogic Inc.) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CryptoLogic’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on CryptoLogic’s internal control over financial reporting based on our audit.

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

In our opinion, CryptoLogic Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CryptoLogic Limited (formerly CryptoLogic Inc.) as at December 31, 2009 and 2008 and the consolidated statements of (loss)/earnings and comprehensive (loss)/income, (deficit)/retained earnings, and cash flows for each of the years in the two year period ended December 31, 2009 and our report dated March 30, 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Dublin, Ireland

March 30, 2010

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of CryptoLogic Limited (formerly CryptoLogic Inc.) as at December 31, 2007 and the consolidated statement of earnings and comprehensive income, retained earnings and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 17, 2008

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Balance Sheets

(In thousands of U.S. dollars)

December 31, 2009 and 2008

	2009	2008

Assets
Current assets:
Cash and cash equivalents	$23,447	$36,348
Restricted cash (note 2)	—	7,175
Security deposits (note 2)	250	250
Accounts receivable and other	7,972	6,002
Income taxes receivable (note 16)	681	653
Prepaid expenses	9,426	6,564

	41,776	56,992
User funds held on deposit (note 3)	7,929	10,833
Future income tax (note 16)	1,549	1,930
Capital assets (note 4)	7,774	18,703
Long-term investments (note 5)	—	5,821
Intangible assets (note 6)	4,342	4,982
Goodwill (note 6)	—	6,545

	$63,370	$105,806

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$13,156	$15,356
Income taxes payable (note 16)	2,157	413

	15,313	15,769
User funds held on deposit (note 3)	7,929	10,833
Future income tax (note 16)	384	382

	23,626	26,984

Minority interest (note 7)	2,948	6,382
Shareholders’ equity: (note 8)
Share capital (note 9)	33,916	33,552
Stock options (note 10)	7,633	6,856
(Deficit)/retained earnings	(4,753)	32,032

	36,796	72,440
Commitments and contingencies (note 11)
Canadian and United States accounting policy differences (note 21)

	$63,370	$105,806

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ David Gavagan	Director, Chairman
/s/ Stephen Taylor	Director

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of (Loss)/Earnings and Comprehensive (Loss)/Income

(In thousands of U.S. dollars, except per share disclosure)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Revenue (note 19)	$39,794	$61,526	$73,659

Expenses:
Operating	39,867	55,645	49,436
General and administrative	10,181	13,660	10,166
Reorganization (note 13)	7,111	1,390	5,666
Goodwill impairment (note 6)	6,545	—	—
Asset impairments (notes 4 and 5)	8,987	16,094	—
Poker room integration costs (note 15)	—	3,124	—
Departure costs for former CEO (note 14)	—	3,400	—
Finance	83	359	550
Amortization	4,856	5,931	6,566

	77,630	99,603	72,384

(Loss)/earnings before the undernoted	(37,836)	(38,077)	1,275
Interest income	446	2,077	6,217
Non operating income (note 20)	—	102	—

(Loss)/earnings before income taxes and
minority interest	(37,390)	(35,898)	(35,898
Income taxes charge/(recovery) (note 16):
Current	664	542	4,056
Future	419	(1,026)	(3,063)

	1,083	(484)	993

(Loss)/earnings before minority interest	(38,473)	(35,414)	6,499
Minority interest (note 7)	(2,963)	(2,676)	971

Net (loss)/earnings and comprehensive (loss)/income	$(35,510)	$(32,738)	$5,528

(Loss)/earnings per common share (note 12):
Basic	$(2.78)	$(2.55)	$0.47
Diluted	$(2.78)	$(2.55)	$0.47

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of (Deficit)/Retained Earnings

(In thousands of U.S. dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Retained earnings, beginning of year	$32,032	$70,855	$78,857
Net (loss)/earnings	(35,510)	(32,738)	5,528
Dividends paid, excluding those paid to
CEC shareholders	(1,275)	(4,992)	(6,408)
Reduction due to minority interest (note 7)	—	—	(7,122)
Excess of purchase price of treasury
shares over stated value	—	(1,093)	—

(Deficit)/retained earnings, end of year	$(4,753)	$32,032	$70,855

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Cash flows (used in)/provided by operating activities:
Net (loss)/earnings	$(35,510)	$(32,738)	$5,528
Adjustments to reconcile earnings to cash
(used in)/provided by operating activities:
Amortization	4,856	5,931	6,566
Asset impairments	8,987	16,094	—
Goodwill impairment	6,545	—	—
Poker room integration costs	—	3,124	—
Reorganization costs to be paid	2,924	658	—
Impairments of capital assets	4,020	—	—
Unrealized (gain)/loss on forward contract	(252)	536	—
Future income taxes	419	(1,026)	(3,063)
Minority interest	(2,963)	(2,676)	971
Stock options	777	1,895	3,714

	(10,197)	(8,202)	13,716
Change in operating assets and liabilities:
Accounts receivable and other	(1,766)	2,821	(3,106)
Prepaid expenses	(2,610)	1,212	(1,285)
Accounts payable and accrued liabilities	(5,211)	(9,434)	(23,612)
Income taxes payable	2,011	(4,988)	2,402

	(17,773)	(18,591)	(11,885)
Cash flows used in financing activities:
Dividends paid, including those paid to
CEC shareholders	(1,381)	(5,426)	(6,678)
Issue of capital stock	—	189	3,878
Repurchase of capital stock	—	(1,419)	—

	(1,381)	(6,656)	(2,800)

Cash flows provided by/(used in) investing activities:
Purchase of capital assets	(445)	(4,535)	(13,057)
Purchase of long-term investments	(477)	(2,695)	(5,326)
Decrease/ (increase) in restricted cash	7,175	13,401	(20,576)
Cash paid for Casino.co.uk	—	(1,254)	(6,098)
Decrease in security deposits	—	1,250	—
Cash paid for acquisition of Parbet.com	—	—	(11,770)
Proceeds from sale of
short-term investments	—	—	50,000

	6,253	6,167	(6,827)

Decrease in cash and cash equivalents	(12,901)	(19,080)	(21,512)

Cash and cash equivalents, beginning of year	36,348	55,428	76,940

Cash and cash equivalents, end of year	$23,447	$36,348	$55,428

Supplemental cash flow information:
Income taxes paid/(refunds received), net	$(1,051)	$4,763	$1,842
Interest received	388	1,637	6,243
Non-cash portion of options exercised	—	83	1,883

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

CryptoLogic Limited and its subsidiaries (the “Company”) is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators. The Company also licenses individual games, generally with branded content, to licensed gaming operators (“Branded Games”). The Company earns substantially all of its revenue from the hosting and service arrangements for the operation of online casino and poker games on behalf of licensed casinos and licensing Branded Games to licensed operators. Substantially all of the Company’s revenue is earned in U.S. dollars, British pounds and euro from licensees located outside of North America. Revenue from the top seven licensees constituted 82% (2008: 81%; 2007: 79%) of revenue. The Company’s functional currency is the U.S. dollar and, consequently, it measures and reports its results in U.S. dollars.

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

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under Canadian generally accepted accounting principles (“Canadian GAAP”) (note 7).

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies:

The consolidated financial statements are prepared in accordance with Canadian GAAP. Note 21 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements. Certain amounts included in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements. A summary of significant accounting policies is set out below:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Revenue recognition:

The Company earns its revenue primarily from:

•	hosting and services arrangements related to the design and operation of casino and poker sites on the internet on behalf of licensed operators (“Hosted Casino”);
•	licensing individual games, generally with branded content to licensed operators (“Branded Games”);
•	advertising revenue generated on websites operated by the company; and
•	customizing its software for specific licensees and commerce-based transactions.

Revenues from Hosted Casino and Branded Games are recognized as the services are performed, on a daily basis, at the time of the gaming transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gaming profits, net of certain shared expenses (e.g. promotion costs). In addition, the Company generally receives a standard monthly fee for the provision of hosting and related services from Hosted Casino licensees.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):

Advertising revenues, which are included in other revenue, are generated by display advertising on casino.co.uk and winneronline.com. Revenue is earned and recognized as “impressions” are delivered, “click-throughs” occur or “affiliate revenue” is generated. An “impression” is delivered when an advertisement appears in pages viewed by users. A “click-through” occurs when a user clicks on an advertiser’s listing. “Affiliate revenue” is generated when a player is referred from one of the company’s advertising portals to a separate online gaming site and earns a percentage of the revenue generated by that player.

Revenue from the initial customization of the software graphics, sound and texts to the specifications of the licensees, or other services contemplated at the date the contract was executed is recognized on a straight-line basis over the term of the hosting and services agreements. Revenue from customizations ordered subsequent to and not contemplated at the contract date are generally considered as a separate unit of accounting and recognized as the work is performed.

Interest income is recognized on an accrual basis.

(c)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments which are readily convertible into known amounts of cash that generally have maturity dates of 90 days or less. As described in note 1 (e), cash and cash equivalents are stated at fair value as at December 31, 2009 and 2008.

(d)	Royalties:

The Company licenses various royalty rights, generally on an exclusive basis, for branded content to use in Internet casino games. At December 31, 2009 the company licensed rights from DC Comics, Paramount Digital Entertainment, Marvel, King Kong, and Jenga among others. Royalties are calculated using the percentage of gross revenue generated as agreed. Generally these arrangements include material prepayment of royalties. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these royalties is recorded as a reduction of revenue in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/Income.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):
(e)	Financial instruments:

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1530, Comprehensive Income (“Section 1530”); Section 3855, Financial Instruments - Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments - Disclosure and Presentation (“Section 3861”); and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives.

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

On January 1, 2008 the Company adopted CICA Handbook Section 3862, Financial Instruments – Disclosure (“Section 3862”); Section 3863, Financial Instruments – Presentation (“Section 3863”) and Section 1535, Capital Disclosures (“Section 1535”).

Section 3862 requires disclosure in the financial statements that enables users to evaluate the significance of financial instruments for a company’s financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The adoption of section 3862 did not have a material impact on the Company’s financial statements in either the current or prior periods.

In June 2009, the CICA amended Section 3862, “Financial Instrument – Disclosures”, to include additional disclosure requirements over fair value measurement for financial instruments and liquidity risk disclosures including the introduction of a three-level hierarchy that reflects information inputs used in making the fair value measurements. Level 1 is reserved for quoted prices in active markets for identical assets or liabilities, level 2 is reserved for information other than quoted prices observed in an active market and level 3 are for informational inputs that are not based on observable market data. Fair value measurements that relied on level 3 data also require the disclosure of the valuation technique used. The Company has recorded fair value measurements on its long-term investments. See note 5 for the required disclosures.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This Section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation and applies to certain liability instruments issued by a company. The adoption of section 3863 did not have a material impact on the Company’s financial statements in either the current or prior periods.

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. See note 8 for the required disclosure.

In January 2009, the Accounting Standards Board (“AcSB”) issued Emerging Issues Committee 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) that provided guidance on the recognition and measurement of certain financial assets and financial liabilities carried at fair value in accordance with Section 3855. EIC-173 concluded that the fair value of financial assets and financial liabilities, including derivative instruments, must take into account the Company’s credit risk as well as the counterparty. EIC-173 must be applied retroactively without restatement of prior periods. The adoption of EIC-173 did not have a material impact on the Company’s financial statements in either the current or prior periods.

Financial assets held-for-trading

The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings. Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Loans and receivables

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost. The Company has determined that the carrying value represents fair value as at December 31, 2009 and December 31, 2008.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):

Financial liabilities recorded at amortized cost

All accounts payable, accrued liabilities and liabilities for user funds held on deposit are recorded at their amortized cost. The Company has determined that the carrying value represents fair value as at December 31, 2009 and December 31, 2008.

Financial assets available-for-sale

Long-term investments are classified as available-for-sale assets which are measured at fair value. Temporary changes in fair value of long-term investments are recognized in comprehensive income. Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of (loss)/earnings and comprehensive (loss)/income. Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

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

Capital assets are stated at cost less accumulated amortization. Once an asset is put into use, amortization is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate

Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Computer software and licenses	Straight line	3 - 5 years
Capitalized software developmen	Straight line	7 years
Leasehold improvements	Straight line	Term of Lease

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

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

Several of the Company’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game. Once a jackpot is won, the progressive jackpot game is reset with a predetermined amount. The Company is liable for funding the jackpot wins as well as amounts required to reset the progressive jackpot game from the pool of funds collected and accrues the jackpot amount for all games on a monthly basis. The reset amount is accrued, up to the predetermined amount, as wagering occurs. The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities.

The Company regularly performs an analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts. During the fourth quarter of 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot. The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $841.

At December 31, 2009, accounts payable and accrued liabilities include $3,020 in jackpot provisions (2008: $3,152). This amount is sufficient to cover the full amount of any required pay-out.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):
(i)	Income taxes:

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

The Company has a stock option plan for directors, officers and other key employees. The Company applies the fair value method to all grants of stock options. Stock option grants are accounted for as capital transactions at the time of the grant and are reflected as stock options in shareholders’ equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock and the expected life of the options. The estimated fair value of the options is recorded in the consolidated statements of (loss)/earnings and comprehensive (loss)/income as stock compensation expense over the options’ vesting periods. Upon exercise of stock options, the accumulated stock compensation expense recorded and the consideration paid are credited to share capital.

(ii)	Long-term incentive plan:

From January 1, 2005 to January 31, 2007, the Company offered long-term incentive plans for its officers and directors (the “Plans”). The Plans provide for the granting of performance share units to retain certain individuals and reward participants for achieving various targets including, but not limited to, the growth in the Company’s earnings per share, and share price, with vesting generally over a three-year performance period.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):

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

(k)	Employee Benefits

The company contributes to a defined contribution pension plan on behalf of certain employees. Obligations for contributions to defined contribution pension plans are recognized as an expense in the consolidated statements of (loss)/earnings and comprehensive (loss)/income when they are due.

(l)	Foreign currency translation:

Monetary items denominated in currencies other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items and related amortization are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses other than amortization are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statements of (loss)/earnings and comprehensive (loss)/income.

(m)	Goodwill and intangible assets:

The Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”), effective from January 1, 2009, which converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards. The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets. The adoption of Section 3064 did not have a material impact on the Company’s financial statements in either the current or prior periods.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):

Intangible assets consist of customer lists, brand names and domain names acquired and are initially carried at cost. The carrying value of intangible assets is reviewed if indications of impairment exist. See note 6 for further discussion. Intangible assets are amortized on a straight-line basis over the useful lives of the respective assets as follows:

Customer lists	3 - 7 years
Brand names	12 years
Domain names	12 years

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less assumed liabilities, based on their fair values.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of (loss)/earnings and comprehensive (loss)/income.

For the year ended December 31, 2009 the Company assessed impairment of goodwill and has determined that it was impaired by $6,545 (December 31, 2008 and 2007 no impairment in value). See note 6 for discussion.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):
(n)	Earnings per common share:

Shares of the Company and of CEC are participating securities and, accordingly, earnings per share is calculated using the two class method. The two class method determines earnings per share for the Company’s common shares and CEC shares according to dividends declared and participation rights in undistributed earnings, which in the case of the Company are equal. The Company uses the treasury stock method in computing diluted earnings per common share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share. It assumes that any proceeds would be used to purchase the Company’s common shares at the average market price.

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

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, including, but not limited to, the jackpot provision, the estimated useful lives of tangible and intangible assets, stock-based compensation, recoverability of future tax assets and liabilities and the reported amounts of revenue and expenses. Actual amounts could differ from those estimates.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):

The Company regularly performs analyses of the accumulation of jackpot funds and amounts required to address jackpot payouts and resets. During the fourth quarter of 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot. The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $841. The effect on future periods resulting from the change in accounting estimate is not readily determinable as it is dependant on the timing of jackpot wins.

During the third quarter of 2009, the Company revised its estimate for liabilities in respect of intellectual property matters based on new facts and circumstances including changes to the relevant case law resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $750.

During the first quarter of 2008, the Company revised its estimate liabilities in respect of intellectual property matters based on new facts and circumstances including recent negotiations resulting in a reduction in accrued liabilities and a corresponding increase in revenue of $1,000.

During 2009 and 2008, the Company reviewed its e-cash operations and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised. Accordingly, approximately $1,700 that was recorded as a liability for future payments was no longer required. (2008: $1,200) These changes were recorded in revenue in the accompanying statements of (loss)/earnings and comprehensive (loss)/income.

(q)	Long-lived assets:

Long-lived assets comprise capital assets and intangible assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or groups of assets and its eventual disposition. Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset. See notes 4 and 6 for discussions of the impairments.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):
(r)	Recent accounting pronouncements:

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

In June 2008, the Canadian Securities Administrators (“CSA”) issued Staff Notice 52-321, Early Adoption of IFRS which indicated that the CSA would be prepared to grant an exemption to allow Canadian financial statement issuers to adopt IFRS early on a case-by-case basis, provided that they could demonstrate that they met certain conditions.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year ended, and of the opening balance sheet as at the date of adoption.

The Company intends to adopt IFRS for the accounting period commencing January 1, 2011 and is continuing to assess the financial reporting impacts of the adoption of IFRS. The Company expects financial reporting impacts to deferred tax, intangible assets and share based payments. However, the impact on future financial position and results of operations is not reasonably determinable or estimable at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required.

The IFRS conversion project consists of three phases: Scoping and Diagnostics, Analysis and Development and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS, has been completed.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

1.	Significant accounting policies (continued):

Phase Two: Analysis and Development, involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Phase Two is underway, but has not yet been completed and has not yet identified any significant financial statement impacts.

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

At December 31, 2009, the Company has no restricted cash. At December 31, 2008 restricted cash comprised a required deposit of $5,000 to support a letter of credit to the Lottery Gaming Authority of Malta (“LGA”) to support user funds on deposit. In July 2009 the LGA agreed that the $5,000 letter of credit was no longer required and the letter was returned to the Company. Under a revised arrangement with the LGA, the Company is required to maintain funds in a designated bank account which, at all times, are not less than user funds held on deposit. At December 31, 2008, restricted cash also included $2,175, held in escrow, that would have been paid to the Company’s former CEO had there been a change in control of the company prior to April 30, 2009. As there was no change in control of the Company, no amounts were paid and the restriction has expired.

3.	User funds held on deposit:

User funds held on deposit represent amounts deposited by end users of licensees for playing online games. These funds are treated as deposits of the end users until such games are played.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

4.	Capital assets:
	Computer equipment	Office furniture and licenses	Computer software development	Capitalized software improvements	Leasehold improvements	Total

Cost

Balance, January 1, 2009	$13,175	$2,084	$10,239	$8,300	$5,807	$39,605
Additions	67	78	80	—	220	445
Disposals	—	(59)	—	—	—	(59)
Impairments	(7,869)	(1,090)	—	(3,552)	(3,463)	(15,974)
SRED rebate	—	—	—	(448)	—	(448)

Balance, December 31, 2009	5,373	1,013	10,319	4,300	2,564	23,569

Amortization

Balance, January 1, 2009	(9,795)	(1,274)	(8,490)	—	(1,343)	(20,902)
Charge for the year	(1,350)	(168)	(1,181)	(862)	(652)	(4,213)
Impairments	6,645	791	—	862	966	9,264
Amortization on disposals	—	56	—	—	—	56

Balance, December 31, 2009	(4,500)	(595)	(9,671)	—	(1,029)	(15,795)

Net book value

Balance, December 31, 2009	$873	$418	$648	$4,300	$1,535	$7,774

Balance, December 31, 2008	$3,380	$810	$1,749	$8,300	$4,464	$18,703

Amortization expense of capital assets during the year was $4,216 (2008: $4,306; 2007: $5,361). During 2009 and 2008, there were no changes in the estimated useful lives of computer equipment and office furniture and equipment.

During 2009, as part of the Company’s reorganization plan, the Company implemented a number of cost saving measures including a data centre rationalization, reducing the number of data centres from eleven to five, consolidating the number of servers in use and performing a comprehensive review of surplus computer and office furniture and equipment arising out of employee terminations. As a result of this review the Company determined that certain assets were impaired and accordingly recorded an impairment charge to computer equipment and office equipment of $1,224 and $299 respectively. In addition, in December 2009, the Company opted to exercise its right to early termination of one of its leased properties. See note 13 for further discussion. The Company determined that the leasehold improvements associated with the property were impaired and accordingly recorded an impairment change of $2,497. All amounts have been recorded in the consolidated statements of (loss)/earnings and other comprehensive (loss)/income.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

4.	Capital assets (continued):

During 2009, as a result of difficult macroeconomic conditions and a decline in expected future revenues, the Company performed an impairment review on software development projects associated with the software gaming platform (“Agile”) designed to support multiple gaming methods. The Company completed a valuation of these capitalized software development costs using the relief-from-royalty method which includes estimating the net cash flows expected from these projects and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net cash flows.

Using this approach, the Company determined that the carrying amounts of these assets exceeded their fair value. Consequently, the Company recorded an impairment loss of $2,690, the amount by which the carrying value exceeded the estimated fair value. This impairment loss is included in asset impairments in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income. Once these assets are put into use, the Company will commence amortization on a straight line basis over seven years. The Company had previously expected a five year useful life for these assets.

During 2008, the Company completed a valuation of Agile using a similar relief from royalty method as the scalable server infrastructure was taking longer and costing more to complete than expected. As a result the company recorded an impairment loss of $6,680, the amount by which the carrying value exceeded the estimated fair value. This impairment loss was included in asset impairments in the accompanying consolidated statements of (loss)/earnings and other comprehensive (loss)/income.

The Company benefits from a Canada tax incentive program (“SRED”) designed to encourage businesses operating within Canada developing advanced technological products and processes. The tax credit was based on work capitalized as part of the Agile software development project therefore the Company reduced the cost basis of Agile by $448, the net amount to be paid to the Company.

In 2008, the Company also recorded a loss of $427 in relation to software development projects associated with integration of certain poker operations. Refer to note 15 for details.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

5.	Long-term investments:

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. (“568 Inc.”), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. During 2008, the Company made a further investment by way of a $350 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

During the year various indicators of impairment were identified including significant financial difficulty and continued operating losses. The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited, to future expected net cash flows from this business. As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary. The Company recorded an impairment charge of $1,418 or the entire carrying value of the investment, which is included in asset impairments in the accompanying statements of net (loss)/earnings and comprehensive (loss)/ income.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. (“Mikoishi”), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. The investment in Mikoishi is designated as available-for-sale which is measured at fair value. In June 2009, the Company made a further investment by way of a $277 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

During the year various indicators of impairment were identified including significant financial difficulty, restructuring activities and continued operating losses. The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business. As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary. Accordingly, the company recorded an impairment charge of $2,335 or the entire remaining carrying value of the investment, which is included in asset impairments in the accompanying statements of net (loss)/earnings and comprehensive (loss)/ income. In 2008, the Company received evidence of Mikoishi’s current fair value and as a result, the Company had recorded a write down in the value of the investment of $2,200, which is included in asset impairments in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

5.	Long-term investments (continued):

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. (“Mobilebus”), a privately held Korean company specializing in game development, for cash consideration of $645. In exchange for cash consideration, the Company received common shares. The investment in Mobilebus is classified as available-for-sale.

During the year various indicators of impairment were identified including significant financial difficulty, declining revenues and difficult macroeconomic conditions. The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business. As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary. The Company recorded an impairment charge of $645 or the entire carrying value of the investment, which is included in asset impairments in the accompanying statements of net (loss)/earnings and comprehensive (loss)/ income.

In May 2008, the Company acquired an 11.1% interest in Jingle Prize Inc. (“Jingle”), a leading supplier of online mahjong games, for $1,000. In exchange for the cash consideration, the Company received preference shares, which rank pari passu with the common shares of Jingle with respect to all dividends and voting rights. The terms of this agreement require the Company to make additional investments in Jingle if certain performance criteria are met. In December 2008, the first performance criteria were met resulting in an additional investment of $700, increasing the Company’s equity ownership in Jingle to 18.9%. During the first quarter of 2009, the Company made a further investment by way of a $200 loan. This loan is convertible into preference shares at the option of the Company. The investment and the loan are classified as available-for-sale. The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

During the year various indicators of impairment were identified including significant financial difficulty, continued operating losses and significantly reduced operations. The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business. As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary. Accordingly, the Company recorded an impairment charge of $1,900 or the entire carrying value of the investment, which is included in asset impairments in the accompanying statements of net (loss)/earnings and comprehensive (loss)/ income.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

5.	Long-term investments (continued):

The fair value measurements recorded above were computed using data that is not observable in the market and therefore classified as Level 3 under Section 3862. A summary of the fair value measurements follows:

Long-term investments

Balance, December 31, 2007	$5,326

Investments	2,695
Impairments recorded	(2,200)
Balance, December 31, 2008	5,821

Investments	477
Impairments recorded	(6,298)

Balance at December 31, 2009	$33,916

6.	Goodwill and intangible assets:

In January 2007, the Company acquired the poker brand and the customer list of Parbet.com. The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list. The Company also recorded a future income tax liability of $1,308.

In 2008, due to decreasing poker revenues and reduced expectations of the Parbet.com brand, the Company reviewed the intangible assets for impairment. The Company completed a valuation of the intangible assets using the relief-from-royalty method, using probability weighted net cash flows expected from Parbet.com and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues. Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of approximately $7,214. The impairment loss included a $10,592 reduction in the cost basis of the intangibles as well as $2,439 of accumulated amortization and a $939 reduction in the deferred tax liability. The impairment loss is included in the asset impairments in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income for the year ended December 31, 2008.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

6.	Goodwill and intangible assets (continued):

The brand is being amortized over 12 years and the customer list over 5 years. During the year, the Company recorded $297 of amortization associated with the intangible assets (2008: $1,246, 2007: $1,042). At December 31, 2009, accumulated amortization associated with brand and the customer list was $227 and $70, respectively (2008: nil).

In August 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. The Company has included the results of these operations in its consolidated results of operations since the date of acquisition. The acquisition is accounted for as a business combination using the purchase method of accounting. During 2008, the Company paid $1,254 of additional consideration to the seller as a result of Casino.co.uk meeting certain performance criteria. This additional consideration was recorded as an increase to goodwill. Including the amounts recorded in 2008, the Company has allocated $1,323 of the purchase price to the brand name, $1,630 to the customer list and $4,769 to goodwill. The Company also recorded a future income tax liability of $370. The brand name and the customer list are being amortized over their estimated useful lives of 12 years and 7 years, respectively. During the year, the Company recorded $343 of amortization associated with the intangible assets (2008: $342, 2007: $115). At December 31, 2009, the accumulated amortization associated with the customer list and the brand was $543 and $257 respectively (2008: $310 and $147).

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. During the year, the results of the portals business were below expectations and the market capitalization of the Company was significantly lower than the Company’s net assets, which were both indications that the value of the goodwill associated with the portal business was impaired. The implied fair value of the goodwill was determined by discounting expected net future cash flows of the portals business. As a result, the Company decided that the carrying value of the goodwill exceeded its fair value and recorded an impairment charge of $6,545, its entire value. The impairment loss is included in impairment of goodwill in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

7.	Minority interest:

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

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company’s shareholders’ equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the consolidated balance sheet. In previous years, a similar proportional share of the net (losses)/earnings associated with subsidiaries directly or indirectly owned by CEC was included in the consolidated statements of (loss)/earnings and comprehensive (loss)/income as minority interest.

During the year, the Company reviewed the key terms associated with ownership of a CEC share and changed its accounting policy for computing the proportional share of the net (losses)/earnings associated to CEC shareholders. The Company will no longer differentiate between companies directly or indirectly owned by CEC and those that are not. Consequently, minority interest will be calculated as a proportional share of the net (losses)/earnings of the consolidated company. This change in accounting policy increased the loss attributable to CEC shareholders by $1,313. The revised calculation links, more closely, the proportional share of net (losses)/earnings of CEC shareholders to those of non CEC shareholders. The Company has reviewed this change of accounting policy on prior reported periods and concluded that the change in accounting policy would have been immaterial. Earnings per share is not impacted by this change. The Company calculates minority interest under Handbook Section 1600, Consolidated Financial Statements.

In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets. For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, a total of 307,200 CEC shares have been exchanged for the Company’s shares.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

8.	Capital risk management:

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

At December 31, 2009 the Company had $36,796 (December 31, 2008: $72,440) shareholders’ equity. The Company’s capital gives it the financial flexibility to take advantage of opportunities in its markets and consider potential strategic acquisitions. Historically, the Company has also used its shareholders’ equity to pay dividends and repurchase shares under its normal course issuer bid.

The Company offers stock options to key employees and directors. At December 31, 2009 employees and directors held 563,521 options to purchase common shares of the Company.

On November 13, 2009, a dividend of $0.01 per share was announced, a decrease from $0.03 per share announced after the first and second quarter in 2009. While the Company does not expect to declare any dividends in the short term, each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

In November 2007, the Company filed a Normal Course Issuer Bid (the “2008 Normal Course Issuer Bid”) that entitled the Company to acquire and cancel up to 1,281,000 of its common shares between November 14, 2007 and November 13, 2008. All purchases were to be made on the open market at the market price at the time of the purchase. For the year ended December 31, 2008, the Company repurchased 124,905 shares, for a total cost of $1,420 associated with the 2008 Normal Course Issuer Bid.

In November 2008, the Company filed a Normal Course Issuer Bid (the “2009 Normal Course Issuer Bid”), which authorized the Company to acquire and cancel up to 1,267,871 of its common shares between December 3, 2008 and December 2, 2009. At December 31, 2009, there were no purchases under the 2009 Normal Course Issuer Bid.

There were no changes in the Company’s policy for managing capital during the year ended December 31, 2009. Neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

9.	Share capital:

Authorized:

Unlimited common shares with no par value

Issued and outstanding:

	Issued common shares		Contributed
	Shares	Amount	surplus	Total

	(in thousands)

Balance, December 31, 2007	12,813	$33,339	$68	$33,407
Shares exchanged (a)	24	198	—	198
Common shares repurchased	(125)	(327)	—	(327)
Exercise of stock options	15	274	—	274

Balance, December 31, 2008	12,727	33,484	68	33,552
Shares exchanged (a)	66	364	—	364

Balance at December 31, 2009	12,793	$33,848	$68	$33,916

(a)	The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly- owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time. These CEC shares have all the economic and voting rights of CryptoLogic Limited shares.

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since then, a total of 307,200 shares of CEC have been exchanged, with the remaining shares of CEC being reflected as minority interest as at December 31, 2009.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

9.	Share capital (continued):

On June 1, 2014, the Company will redeem all but not less than all of the then outstanding CEC shares for an amount per share equal to the redemption price, which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each CEC share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of CEC shares with the right to vote on the Company’s matters. This share has been recorded in the share capital of the accompanying consolidated balance sheet at December 31, 2009.

(b)	Normal course issuer bid:

During 2009, 2008 and 2007 under normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares, representing 10% of the outstanding common shares at that time:

		Repurchased and cancelled shares

Normal course issuer bid	Authorized shares	2009	2008	2007

November 14, 2007 to
November 13, 2008	1,281,000	—	124,905	—
December 3, 2008 to
December 2, 2009	1,267,871	—	—	—

In November 2007, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,281,000 of the Company’s outstanding common shares for the period commencing November 14, 2007 and ending November 13, 2008. CryptoLogic Limited repurchased and cancelled 124,905 common shares during 2008 for a total cost of $1,420 of which $1,093, representing the excess of purchase price over stated value, was charged to retained earnings.

In November 2008, the Board of Directors authorized the Company to purchase up to 1,267,871 shares of the issued ordinary shares on the open market through facilities of the Toronto Stock Exchange. Purchases under the 2009 Normal Course Issuer Bid could have potentially commenced on December 3, 2008 and terminated on December 2, 2009. In 2009, the Company did not purchase any shares under the Normal Course Issuer Bid.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

10.	Stock-based compensation and employee benefits:
(a)	Stock option plan:

Under the stock option plan, the Company may grant options to directors, officers and other key employees to purchase common shares. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. Under the plan, a maximum of 3,900,000 common shares may be issued. The exercise price of the options may not be less than the market value of the underlying common shares on the date of grant. The Company generally grants stock options with an exercise price at the closing price on the date of grant. There are 916,691 (2008: 385,001; 2007: 109,412) common shares available to be issued under the stock option plan as at December 31, 2009. Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

Details of stock option transactions are as follows:

		2009		2008		2007

	Number of options	Weighted average exercise price of options	Number of options	Weighted average exercise price of options	Number of options	Weighted average exercise price of options

		(Cdn.$)		(Cdn.$)		(Cdn.$)

Options outstanding,
beginning of year	1,095,211	23.88	1,391,525	24.65	1,006,584	21.35
Granted	25,000	4.46	145,000	18.68	896,500	26.35
Exercised	—	—	(15,725)	12.16	(286,997)	15.71
Forfeited	(556,690)	25.02	(425,589)	26.62	(224,562)	25.16

Options outstanding,
end of year	563,521	21.89	1,095,211	23.88	1,391,525	25.13

Options exercisable,
end of year	326,452	23.59	566,189	25.45	331,894	24.65

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

10.	Stock-based compensation and employee benefits (continued):

	2009			2009

	Options outstanding			Options exercisable

Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

(Cdn $)			(Cdn $)		(Cdn $)

$0.01-$5.00	15,000	4.61	3.24	1,250	3.12
$5.01-$15.00	10,000	4.49	6.30	—	—
$15.01-$20.00	225,500	3.17	18.78	79,000	18.72
$20.01-$25.00	179,271	1.27	23.60	150,077	23.56
$25.01-$30.00	130,750	1.39	28.02	93,125	27.82
$30.01-$35.00	3,000	0.13	30.85	3,000	30.85

	563,521	2.20	21.89	326,452	23.59

The Company expenses the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008	2007

Dividend yield	6.17%	2.12%	1.90%
Risk-free interest rate	1.30%	2.77%	4.07%
Expected volatility	65.00%	46.12%	52.0%
Expected life of options in year	3	3	3

The weighted average fair value of options granted during 2009 was $1.54 (2008: $5.37; 2007: $7.89).

Included in operating costs is the cost of stock options in the amount of $777 (2008: $1,895; 2007: $2,732). Included in reorganization costs is the cost of stock options in the amount of nil (2008: nil; 2007: $982).

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

10.	Stock-based compensation and employee benefits (continued):

(b)	Long-term incentive plan:

During the year, the Company recorded an expense of $26 associated with its long term incentive plans. In 2008 the Company recorded a net benefit of $452 in operating expense as the Company determined that the probability of achieving the targets of the 2007 plan were remote. The Company recorded an expense of $155 in 2007.

(c)	Defined contribution pension scheme:

The Company contributes to a defined contribution pension plan for a limited number of employees. During 2009 and 2008 the amount charged to the statements of (loss)/earnings and comprehensive (loss)/income and the amount outstanding at year end were immaterial (2007: nil).

11.	Commitments and contingencies:
(a)	The Company has operating lease agreements for premises expiring at various periods up to September 2013. The future minimum annual rental payments on the operating leases are as follows:

2010	$ 1,661
2011	658
2012	660
2013	331

(b)

The Company has sublease agreements for certain of its premises located in Toronto. As a result of the Company exercising its right to exit the premises future sublease revenues of only $110 will be realized in 2010.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

11.	Commitments and contingencies (continued):
(c)	The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2014:

2010	$6,096
2011	$2,621
2012	$554
2013	$225
2014	$25

(d)

In December 2009, in accordance with the rental agreement, the Company exercised its right to exit the leasehold premises in Toronto and recorded termination costs of $1,764 payable on termination in July 2010. The termination costs are included in reorganization costs in the accompanying statements of net (loss)/earnings and comprehensive (loss)/income.

(e)

The Company and its subsidiaries are involved in certain claims and litigation arising out of the ordinary course and conduct of business, including intellectual property matters. Management assesses such claims and, if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlement or awards under such claims are provided for when reasonably determinable. During 2009, the Company determined its accrual of $750 for certain contingencies was no longer required, increasing revenue by a corresponding amount (2008: $1,000, 2007: $2,000).

(f)

During 2009 and 2008, the Company reviewed its e-cash operations and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised. Accordingly, approximately $1,700 that was recorded as a liability for future payments was no longer required (2008: $1,200). These changes were recorded in revenue in the accompanying statements of (loss)/earnings and comprehensive (loss)/income.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

11.	Commitments and contingencies (continued):
(g)

During the fourth quarter of 2009, the Company performed an analysis of the accumulation of the funds in the jackpot provision and a statistical analysis of the amounts required to address jackpot payouts and resets. The Company revised its estimated liability based on this analysis. This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $841. The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities. At December 31, 2009, accounts payable and accrued liabilities include $3,020 in jackpot provisions (2008: $3,152). This amount is sufficient to cover the full amount of any required pay-out.

12.	(Loss)/earnings per common share:

(Loss)/earnings per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted (loss)/earnings per share.

The (loss)/earnings attributable to the common shares in calculating the basic and diluted (loss)/earnings per share are as follows:

	2009	2008	2007

(Loss)/earnings attributable to common shares	$(35,510)	$(32,738)	$5,528
(Loss)/earnings attributable to CEC shares	(2,963)	(2,676)	971

(Loss)/earnings before minority interest	$(38,473)	$(35,414)	$6,499

The denominator used in calculating basic and diluted (loss)/earnings per common share is calculated as follows:

All share amounts below are in thousands of shares (‘000s)	2009	2008	2007

Weighted average number of common
shares outstanding - basic	12,749	12,780	13,223
Add weighted average impact of CEC
issued during reorganization	1,071	1,108	668

Total weighted average number of shares
outstanding - basic	13,820	13,888	13,891

Add dilutive options	—	—	16

Total weighted average number of shares
outstanding - diluted	13,820	13,888	13,907

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

12.	(Loss)/earnings per common share (continued):

Basic and diluted (loss)/earnings per common share are as follows:

	2009		2008		2007

(Loss)/earnings per common share:
Basic	$(2.7	8)	$(2.5	5)	$0.47
Diluted	$(2.7	8)	$(2.5	5)	$0.47

For the years ended December 31, 2009 and December 31, 2008, basic and diluted net loss per share has been computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. For the year ended December 31, 2009, diluted net loss per share does not include the effect of the 563,521 (2008: 1,095,211) options to purchase common shares as their impact would be anti-dilutive. For the year ended December 31, 2007, options to purchase 755,971 common shares were excluded from the computation of diluted earnings per share as the exercise price exceeded the average market price of common shares for the reporting year.

13.	Reorganization:

In November 2008, the Company announced a plan for reorganization of its business after completing a comprehensive review. As a result of that review, the Company decided to reduce costs by outsourcing non core activities, including integrating its poker network with one of the world’s leading gaming technology and services companies, transitioning certain functions to lower cost jurisdiction and eliminating certain redundant functions. In December 2009, the Company expanded its reorganization plan due to continued unfavourable macroeconomic conditions and will outsource additional technology infrastructure activities, consolidate more of its data centre operations and, migrate additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

13.	Reorganization (continued):

The following is a summary of the Company’s reorganization plan:

2008 reorganization charges comprise:

Consultant fees	$499
Employee severance	891
Total 2008 reorganization charges:	$1,390

2009 reorganization charges comprise:

Consultant fees	$1,053
Employee severance	1,146
Lease termination costs	1,764
Asset impairments	3,148
Total 2009 reorganization charges	$7,111

The following is a summary of the reorganization accrual:

Total reorganization charges incurred in 2008 and 2009	$8,501
Total reorganization payments from inception to December 31, 2009 (2008: $732)	(2,429)
Asset impairments	(3,148)
Included in accounts payable and accrued liabilities at December 31, 2009	$2,924

The Company expects reorganization expenses to require an outlay of cash of approximately $5,501, of which $1,600 of consultant fees and $900 of employee severance have already been paid as of December 31, 2009. The plan requires an additional cash outlay of $2,924 consisting primarily of lease termination costs of $1,764 and employee severance.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

14.	Departure costs for former CEO:

In the year ended December 31, 2009 there were no severance costs associated with the former President and CEO.

In February 2008 the Company replaced its former President and CEO. As a result of these changes the Company incurred and paid the following costs in relation to the departure in the year ended December 31, 2008:

Departure	$2,877
Profession	523

$3,400

In addition to the above and as part of the arrangements agreed, the former CEO would have been entitled to a further payment of $2,175 in the event that a change of control of the Company before April 30, 2009. This amount was never paid and the entitlement has expired.

15.	Poker room integration costs

During 2008, the Company announced its plans to migrate certain poker operations to a third party poker network. Accordingly, the Company identified certain assets including software development projects and certain program costs where the integration of the poker room would indicate that the carrying amounts of such assets may not be recoverable. Measurement of any impairment loss for these assets is based on the amount by which the carrying value exceeds the fair value of the asset. With the exception of the Parbet intangible assets discussed in note 6, the fair value of these assets was generally zero. Accordingly, the Company recorded a loss equal to the amount that their respective carrying values exceeded their market values including:

Poker-related program costs	$2,534
Poker development projects	427
Other	163
$3,124

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

16.	Income taxes:

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

The income tax provision differs from the amount which would be obtained by applying the Irish statutory income tax rate to the (loss)/earnings before income taxes. The following explains the major differences:

	2009	2008	2007

(Loss)/earnings before income taxes	$(37,390)	$(35,898)	$7,492

Income tax (benefit)/expense at statutory rate
of 12.50%: (2008: 12.50%; 2007: 22.34%) (a)	$(4,674)	$(4,487)	$1,674
Increase/(decrease) in income taxes
resulting from:
Differences in effective income tax
rates in foreign jurisdictions	1,340	(196)	823
Permanent differences:
Net (benefit)/cost of foreign exchange
gains not subject to tax	(1,421)	2,150	(1,584)
Non-deductible items	2,041	2,043	1,402
Net benefit of matters resolved
in the year	(836)	(275)	(1,314)
Increase/(decrease) in valuation
allowance	4,470	(153)	178
Other items	163	434	(186)

Income tax expense/(recovery)	$1,083	$(484)	$993

(a)

In 2009 and 2008, 12.50% represents the statutory rate for Ireland. The Company moved its headquarters from Canada to Ireland with effect from June 1, 2007; the statutory rate of 22.34% reflects an average of a 36.12% statutory rate in Canada for five months and a 12.50% statutory rate in Ireland for seven months.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2009 and 2008 are as follows:

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

16.	Income taxes (continued):

	2009	2008

Future income tax assets:
Non-capital income tax loss carryforward	$4,844	$1,760
Long-term incentive plan	3	—
Capital items	939	—
Leasehold inducements	—	347
Accrued liabilities	210	89
Other Items	41	—

	6,037	2,196
Valuation allowance	(4,488)	(17)

	1,549	2,179
Future income tax liabilities:
Intangible assets	(384)	(440)
Capital assets	—	(140)
Unrealized foreign exchange gains	—	(51)

	(384)	(631)

Net future income tax assets	$1,165	$1,548

Amounts classified as future tax assets	$1,549	$1,930

Amounts classified as future tax liabilities	(384)	(382)
Net future income tax assets	$1,165	$1,548

The tax losses of the subsidiaries of CryptoLogic Limited that carry forward indefinitely are $48,117. Although trading losses of these companies can be carried forward indefinitely, a valuation allowance has been recognized against these losses as sufficient profits may not arise in the future to utilize the assets. The tax losses of a Canadian subsidiary are $356 and carry forward for 20 years.

The Company’s federal income tax returns for the years ended December 31, 2003, December 31, 2004, December 31, 2006 and December 31, 2007 are under examination by the Canadian Revenue Agency.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

16.	Income taxes (continued):

The Company has a valuation allowance of $4,488 as of December 31, 2009 to reduce future income tax assets to the amount that is more likely than not to be realized in future periods. In evaluating the Company’s ability to recover its future income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

The benefit of foreign exchange gains not subject to tax of $1,421 is primarily a result of recent amendments to Section 261 of the Income Tax Act in Canada that permit certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation’s “functional currency” as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars.

17.	Related party transactions:

Historically, in the normal course of operations, the Company engaged the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $62 in 2009 (2008: $420; 2007: $935) and are included in general and administrative expenses in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income. At December 31, 2009, there were no amounts outstanding (2008: $27; 2007: $85).

The Company paid $26 (2008: $15; 2007: $292) to a second law firm in which a former member of its Board of Directors is a partner. At December 31, 2009, there were no amounts outstanding (2008: nil; 2007: nil).

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

18.	Financial risk management:
(a)	Overview

The Company has exposure to the following risks from its use of financial instruments.

credit risk

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

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses. Historically the Company has not experienced any significant credit losses associated with its online poker, casino and Branded Games businesses. The expected growth of Branded Games business and the outsourcing of poker has increased and is expected to increase accounts receivable further as revenue from Branded Games and settlement of player funds between the Company and its poker room operator are collected fifteen days in arrears Consequently, the Company will have at least one month of Branded Games revenue included in accounts receivable at any balance sheet date. The amount of player funds to be settled between the Company and its poker room operator fluctuates depending on various factors including poker activity and respective skill of players.

The Company has trade accounts receivable and other receivables of $7,972 (2008: $6,002). The Company does not have any material accounts receivable balances greater than 90 days outstanding. As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

18.	Financial risk management (continued):

Cash and Cash Equivalents

The company holds investments, according to Company Investment policy, only in banks carrying an S&P rating of AA/R-1-Mid and higher.

(c)	Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates. The currency risk is derived from revenue denominated in currencies other than U.S. dollars, its functional currency, primarily British pounds and euro, and expenses associated with its multinational operations (primarily Canadian dollars, the British pounds and euro) as well as the respective receivable and payable balances. The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies. As at December 31, 2009, approximately 78% of the Company’s financial assets are denominated in its functional currency.

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents that generally have maturity dates of less than 90 days. The Company has no interest bearing debt.

The weighted average effective interest rate on the Company’s cash and cash equivalents as at December 31, 2009 was 1.24% (2008: 2.53%).

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

18.	Financial risk management (continued):
(d)	Quantification of risk exposure: foreign currency risk

At December 31, 2009, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

In USD equivalents (000’s)	USD	EURO	GBP	Others	Total

Cash and cash equivalents and user funds	$28,703	$966	$631	$1,076	$31,376
Accounts receivable and other	$2,399	$4,046	$1,392	$135	$7,972
Accounts payable and accrued liabilities	$(2,353)	$(2,975)	$(4,561)	$(3,267)	$(13,156)
User funds	$(3,420)	$(3,684)	$(825)	$—	$(7,929)
Net balance sheet exposure	$25,329	$(1,647)	$(3,363)	$(2,056)	$(18,263)

The Company’s revenue exposure for revenue denominated in foreign currencies was substantially as follows for the years ended:

In USD equivalents (000’s)	USD	EURO	GBP	CDN	Others	Total

Revenue:
2009	$13,664	$10,400	$15,730	$—	$—	$39,794
2008	$19,042	$12,404	$30,080	$—	$—	$61,526
2007	$28,672	$12,027	$32,946	$14	$—	$73,659
Expenses:
2009	$23,289	$17,648	$14,801	$21,287	$605	$77,630
2008	$24,536	$27,644	$18,250	$28,344	$829	$99,603
2007	$18,005	$6,632	$12,069	$27,861	$7,817	$72,384

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

18.	Financial risk management (continued):

Fair Value Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at December 31, 2009 would have decreased net losses by approximately $707. This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at December 31, 2009. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect. During the current year, the Company incurred a loss of approximately $284 on the revaluation of its net balance sheet exposure. This loss was caused by the depreciation of the British pound and euro in comparison to the U.S. dollar, at a time when the Company had significant net assets in each of these currencies.

Net Revenue Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the year ended December 31, 2009 would have decreased net revenue by approximately $2,613. This analysis assumes that all other variables, in particular interest rates, remained constant during the year and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Expense Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the year ended December 31, 2009 would have decreased expense, and correspondingly decreased net losses, by approximately $5,434. This analysis assumes that all other variables, in particular interest rates, remained constant during the year, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency. A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Quantification of risk exposure: The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days. The exposure is principally to a decrease in interest rates in the United States, Britain and the Eurozone.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

18.	Financial risk management (continued):

Interest Income Exposure: A 100 basis point increase in interest rates on average for the year ended December 31, 2009 would have increased interest income by approximately $357. This analysis assumes that all other variables remained constant during the quarter. A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

Foreign Exchange

In 2009, the Company recognized a total foreign exchange loss of $284 (2008: foreign exchange loss $6,151, 2007: foreign exchange gain $682), which is recorded in operating expenses in the accompanying consolidated statements of (loss)/earnings and comprehensive (loss)/income.

19.	Revenue:

The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators that allows licensees to provide online casino and poker games as well as licensees of Branded games and considers these activities to be one reportable segment. Revenue from these offerings for online casino and poker games in 2009 was $29,951 (2008: $41,829; 2007: $49,457) and $3,516 (2008: $13,760; 2007: $19,523), respectively. Revenue from Branded Games activity in 2009 was $2,813 (2008: $321; 2007: nil). In 2008, this revenue category was combined with casino revenue. Revenue from other sources was $3,514 (2008: $5,616; 2007: $4,679).

20.	Components of non-operating income:

Non operating income comprises gains recorded on the sale of common shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases. These gains are offset, in part, by related expenses.

	2009	2008	2007

Gain on temporary holding in shares	$—	$801	$—
Foreign exchange gain and interest on
temporary cash deposit	—	544	—
Related expenses	—	(1,243)	—

Non operating income	$—	$102	$—

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

21.	Differences between Canadian and United States generally accepted accounting principles:

The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements, as noted above, are as follows:

	2009	2008	2007

(Loss)/earnings based on Canadian GAAP	$(35,510)	$(32,738)	$5,528
Adjustment for stock-based compensation (a)	(1,159)	(310)	112

(Loss)/earnings based on U.S. GAAP	$(36,669)	$(33,048)	$5,640

	2009		2008		2007

(Loss)/earnings per common share based on U.S. GAAP:
Basic	$(2.8	7)	$(2.5	7)	$0.48
Diluted	$(2.8	7)	$(2.5	7)	$0.48

(a)	Share based payments
(i)	Stock options:

Under Canadian GAAP, the Company does not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures are accounted for as they occur. U.S. GAAP requires an entity to estimate the number of options for which the requisite service is expected to be rendered.

For 2009 the estimated weighted average forfeiture rate is 79%, resulting in a U.S. GAAP stock-based compensation adjustment of $1,159 compared with a forfeiture rate of 53% in 2008 and a stock-based compensation adjustment of $310.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

21.	Differences between Canadian and United States generally accepted accounting principles (continued):
(ii)	Long-term incentive plan:

Under Canadian GAAP, the Company uses an intrinsic value-based method to record compensation expense for liability classified awards. U.S. GAAP requires the use of a fair value-based method, rather than an intrinsic value-based method, to measure and record compensation expense for these awards. In 2009, there was no material expense associated with long-term incentive plans as a result the Company has determined there is no material difference to the financial position, cash flows or results of operation between the intrinsic value and the fair value of the units awarded under its long-term incentive plan.

(b)	Income taxes:

U.S. GAAP requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. These requirements became effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The impact of adopting these requirements did not have a material impact on the Company’s financial position, cash flows and results of operations.

(c)	Financial instruments:

Effective January 1, 2007, the Company adopted the new Canadian GAAP reporting standards for financial instruments of Handbook Section 1530, Section 3855, Section 3861 and Section 3251.

As a result, under Canadian GAAP, the Company has classified all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value. Under U.S. GAAP, cash, cash equivalents, short-term investments and user funds on deposit would not be classified as held-for-trading assets. Cash, cash equivalents, and short-term investments are measured at cost plus accrued interest and user funds on deposit are measured at the redemption amount. The Company has determined that there is no material difference between the fair value and the cost plus accrued interest or redemption amounts for these financial assets under U.S. GAAP.

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements (continued)

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2009, 2008 and 2007

21.	Differences between Canadian and United States generally accepted accounting principles (continued):

Furthermore, under Canadian GAAP the Company has classified long-term investments as available-for-sale, which are measured at fair value. These long-term investments do not satisfy the requirements under U.S. GAAP to be classified as available-for-sale, and therefore, these long-term investments are measured at cost under U.S. GAAP. However, the carrying value of long-term investments would be reviewed under U.S. GAAP for declines in value that are other than temporary by considering factors such as current economic and market conditions and the operating performance of the companies and would record reductions in carrying values when necessary.

Adjustments to the fair value of long-term investments are recorded where the market value is readily available. As discussed in note 5, there were various indicators of impairment associated with its long term investments which initiated a comprehensive review of their respective fair values. In 2009, the Company recorded an impairment of $6,298. In 2008, the Company recorded an impairment of its investment in Mikoishi of $2,200. The Company has determined there is no material difference on its financial position, cash flows or results of operations between recording its long-term investments at fair value or at cost, adjusted for other than temporary declines in fair value.

(d)	Minority Interest:

Under U.S. GAAP, minority interests of $2,948 and $6,382 for the years ended December 31, 2009 and 2008 respectively would be combined with shareholders’ equity in the accompanying consolidated balance sheet.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts Receivable Allowance for Doubtful Accounts
Years ended December 31(In US$)

	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of Recoveries	Balance at End of Year
2007	11,049		(50)	10,999
2008	10,999	(70,162)	81,161	—
2009	—	(16,422)	16,422	—

S-1