Form 20-F
period 2010-12-31
CRYPTOLOGIC LTD
filed 2011-03-25
CIK 1094036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30224

CryptoLogic Limited

(Exact name of Registrant as specified in its charter)

Guernsey, Channel Islands

(Jurisdiction of incorporation or organization)

Marine House, Clanwilliam Place
Dublin 2, Ireland

(Address of principal executive offices)

Huw Spiers
Marine House, Clanwilliam Place
Dublin 2, Ireland
Tel:  +353 1 234 0400   Fax:  +353 1 661 9637

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010.

13,819,051 Common Shares (including 939,131 Exchangeable Shares)

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

Large accelerated filer ☐                                                      Accelerated filer ☐                                                    Non-Accelerated Filer ☒

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

Item 17 ☒
Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                     No ☒

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	2

PART I	3
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3

ITEM 3. KEY INFORMATION	3
SELECTED FINANCIAL DATA	3
RISK FACTORS	4

ITEM 4. INFORMATION ON THE COMPANY	12
A. HISTORY AND DEVELOPMENT OF THE COMPANY	12
B. BUSINESS OVERVIEW	12
C. ORGANIZATIONAL STRUCTURE	18
D. PROPERTY, PLANTS AND EQUIPMENT	19

ITEM 4A. UNRESOLVED STAFF COMMENTS	19

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	19
OVERVIEW	19
A STRATEGY FOR SUSTAINABLE GROWTH	20
PRODUCT PERFORMANCE	20
NEW DEVELOPMENTS	20
RESTRUCTURING	21
OUTLOOK	21
A. OPERATING RESULTS	21
B. LIQUIDITY AND CAPITAL RESOURCES	30
CRITICAL ACCOUNTING ESTIMATES	33
C. RESEARCH AND DEVELOPMENT	38
D. TREND INFORMATION	38
E. OFF-BALANCE SHEET ARRANGEMENTS	38
F. CONTRACTUAL OBLIGATIONS	39
G. SAFE HARBOR	39

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	39
A. DIRECTORS AND SENIOR MANAGEMENT	39
B. COMPENSATION	41
C. BOARD PRACTICES	44
D. EMPLOYEES	46
E. SHARE OWNERSHIP	46

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	48
A. MAJOR SHAREHOLDERS	48

i

	B. RELATED PARTY TRANSACTIONS	48

	ITEM 8. FINANCIAL INFORMATION	49
	A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	49
	B. SIGNIFICANT CHANGES	49

	ITEM 9. THE OFFER AND LISTING	50

	ITEM 10. ADDITIONAL INFORMATION	51
	A. SHARE CAPITAL	51
	B. MEMORANDUM AND ARTICLES OF ASSOCIATION	51
	C. MATERIAL CONTRACTS	53
	D. EXCHANGE CONTROLS	53
	E. TAXATION	53
	F. DIVIDENDS AND PAYING AGENTS	60
	G. STATEMENT BY EXPERTS	60
	H. DOCUMENTS ON DISPLAY	60
	I. SUBSIDIARY INFORMATION	60

	ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60

	ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	62

PART II		63
	ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	63

	ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	63

	ITEM 15. CONTROLS AND PROCEDURES	63

	ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	63

	ITEM 16B. CODE OF ETHICS
		64
	ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	ITEM 16D. EXEMPTIONS FROM THE LISTING STNDARDS FOR AUDIT COMMITTEES	64

	ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	64

	ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	64

	ITEM 16G. CORPORATE GOVERNANCE	65

PART III		66
	ITEM 17. FINANCIAL STATEMENTS	66

	ITEM 18. FINANCIAL STATEMENTS	66

	ITEM 19. EXHIBITS	66

ii

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

We have prepared our financial statements in accordance with Canadian GAAP, which are different from generally accepted accounting principles in the United States (“U.S. GAAP”) and may not be comparable to financial statements of United States companies.  Significant measurement differences in our financial information between Canadian GAAP and U.S. GAAP for the years ended December 31, 2010, 2009, and 2008 are disclosed in Note 22 to our audited consolidated financial statements.

In this annual report, all currency refers to U.S. Dollars (US$) and all information is as of March 21, 2011 unless indicated otherwise.

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

This annual report contains trade names, trademarks, registered marks, and service marks including DC Comics™, Superman™, Wonder Woman™, Marvel™, Jenga™, Batman™, Spider-Man™, The Hulk™, Paramount™, Braveheart™, and Forrest Gump™ belonging to us and other companies.  All trademarks, trade names, registered marks, and service marks appearing in this annual report are the property of their respective holders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, adopted pursuant to the Private Securities Litigation Reform Act of 1995.  Statements that are not purely historical may be forward-looking, including statements regarding our expectations, objectives, anticipations, estimations, intentions, plans, hopes, beliefs, or strategies regarding the future.  Such forward-looking statements include, but are not limited to:

●	the financial or business impact of new or amendments to legislation or regulation in individual countries or by multi-jurisdictional governmental organizations;
●	the impact of the loss of key licensees;
●	the success of our strategy and restructuring programs to reduce operating costs and return to profitability and positive cash flow;
●	the success of Instant Click as a new platform enabling deployment of titles from our suite of games;
●	the ability to reduce our recurring cost base;
●	the ability to expand the network of licensees and channel partners;
●	the ability to expand our offerings to platforms to include mobile, and government licensed in-hotel room systems;
●
the ability to leverage existing partnerships for potential future growth based upon both the brand recognition and loyalty associated with these partners and their unique and distinctive intellectual property;

●	expected revenue growth from Branded Games and Hosted Casino licensing in 2011;
●	potential new revenue sources in 2011 from gaming sites and new product launches;
●	the impact of potential legal proceedings upon our business; and
●	statements that include the words “may”, “will”, “plans”, “estimates”, “anticipates”, “believes”, “expects”, “intends” and other similar words.

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

For the Years Ended December 31,	2010	2009	2008	2007	2006
(In thousands, except per share disclosure)
Revenue	$25,988	$39,794	$61,526	$73,659	$104,022
Net (loss)/earnings and comprehensive (loss)/income	$(20,387)	$(35,510)	$(32,738)	$5,528	$24,812
Basic (loss)/earnings per share	$(1.58)	$(2.78)	$(2.55)	$0.47	$1.83
Diluted (loss)/earnings per share	$(1.58)	$(2.78)	$(2.55)	$0.47	$1.81
Basic weighted average number of shares	13,820	13,820	13,888	13,891	13,558
Diluted weighted average number of shares	13,820	13,820	13,888	13,907	13,731
Total assets	$37,558	$63,370	$105,806	$170,633	$184,520
Shareholders' equity	$16,815	$36,796	$72,440	$109,306	$111,584
Share capital	$34,129	$33,916	$33,552	$33,407	$29,096
Dividends per share	$–	$0.07	$0.39	$0.48	$0.43

Our financial statements have been prepared in accordance with Canadian GAAP.  The significant measurement differences between Canadian GAAP and U.S. GAAP are described in Note 22 to the consolidated financial statements in respect of each of the years presented.  If the Company had followed U.S. GAAP, certain items in the consolidated financial statements would have been reported as follow:

For the Years Ended December 31,	2010	2009	2008	2007	2006
(In thousands, except per share disclosure)
Net (loss)/earnings	$(20,102)	$(36,669)	$(33,048)	$5,640	$25,636
Basic (loss)/earnings per Common Share	$(1.56)	$(2.87)	$(2.57)	$0.48	$1.89
Diluted (loss)/earnings per Common Share	$(1.56)	$(2.87)	$(2.57)	$0.48	$1.87

RISK FACTORS

An investment in the Company involves significant risks.  Accordingly, prospective investors should consider carefully the specific risk factors set out below in addition to the other information contained in this document before investing in the Company.  Additional risks and uncertainties not presently known to CryptoLogic, or that the Board currently considers immaterial, may also affect the business, financial condition, results or future operations of the Company and the trading price of the common shares.  If any of the following risks materialize, the business, financial conditions, results or future operation could be materially and adversely affected.  In such circumstances, the trading price of the common shares could decline and investors could lose part or all of their investment.  Before making any investment decision, prospective investors are advised to consult an independent adviser who specializes in advising upon investments.

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

While the U.K. and other European countries such as Malta and Gibraltar have currently adopted a regime which permits its licensees to accept wagers from any jurisdiction, other countries, including Italy and France have, or are in the process of implementing regimes which only permit the targeting of the domestic market provided a local license is obtained and local taxes accounted for.  Other European territories continue to defend a licensing regime that protects monopoly providers and have combined this with an attempt to outlaw all other supplies.  Either of these restrictive approaches may yet be deemed to be in potential conflict (in any specific jurisdiction) with E.U. treaty law (governing the free movement of trade and services throughout the European Union) and case law rendered by the European Court of Justice (the “ECJ”), but recent ECJ decisions have given E.U. Member States wide latitude in regulating the on-line gaming markets.  Over the past several years, the European Commission (the “EC”) has attempted to prompt the introduction of directives that would harmonize online gaming within the E.U., which is in line with the EC’s stated goal of encouraging a free and open cross-border market.  In early 2011, the EC’s Internal Market Commissioner, Michel Barnier, began an E.U.-wide consultation and review process on on-line gaming regulation.  Harmonization in the area of on-line gaming, however, has met with substantial opposition in the past, and there can be no certainty that the consultation and review will recommend such harmonization or that any recommendation of harmonization will be adopted.  There is, therefore, no indication that any such harmonization will be achieved in the near term.  Contemporaneous with its efforts to harmonize European online gaming laws, the EC has initiated infringement proceedings against various member states in relation to perceived breaches of Article 56 of the Treaty on the Functionality of the European Union (which article enshrines the principle of freedom of movement of services), but in most cases these have not reached conclusion.

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry.  The Unlawful Internet Gaming Enforcement Act (“UIGEA”), which is designed to prohibit payments relating to Internet gaming was enacted on October 13, 2006 in the United States, and similar legislation may be adopted in other jurisdictions.

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

United Kingdom

In September 2007, the U.K. Gambling Act came into force, which regulated online gaming for the first time in that jurisdiction.  Most of the underlying codes in relation to entities established in the U.K., or marketing into the U.K. have been enacted.  However, there is no assurance that the U.K. regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s independent regulator, will provide a commercially-viable market and may create restrictions that would have a material adverse effect on CryptoLogic’s customers, business, revenues, operating results and/or financial condition.  Indeed, the Department of Culture Media and Sport (the “DCMS”) (the government body with responsibility for overseeing gambling), has recently announced that it may reconsider one of the main tenets of the Gambling Act, namely that if an online gaming operator was regulated either in Europe or in a jurisdiction approved by the DCMS (the so called “white listed” jurisdictions) such an operator could fully target the UK gambling market.  The DCMS is in the process of conducting a review of on-line gaming and is expected to publish the results of this review in the next few months.  It seems likely that the DCMS will recommend that it will require entities not licensed in the UK to acquire some form of additional accreditation to access the UK market and/or pay taxes in the UK.

Continental Europe

France

The French law authorizing the licensing of online gaming operators came into effect in April 2010, and the first licenses were issued in June 2010.  Licenses are currently available only in relation to poker games and sportsbook.  The French authorities have adopted an aggressive enforcement stance against those operators that attempt to operate in France without a French license.  Moreover, the licenses are subject to undesirable commercial terms, such as limits on maximum payouts and high levels of tax.  Moreover, all poker play can only be amongst French customers, which severely impedes liquidity.

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

In September 2010, the ECJ handed down two judgments that call into question the enforceability of the State Gambling Treaty under EU law.  Moreover, the State Gambling Treaty expires on 31 December 2011, requiring Germany to address the issue of online gambling prior to this date.  Although Germany’s sixteen regional governments recently announced a consensus to regulate and license the sports betting market, opinions as to the appropriate form of regulation of on-line gambling differ among Germany's sixteen regional governments.  There can be no certainty, therefore, as to what form this regulation will take, and whether it will continue to ban online gambling or provide a licensing of online gambling, nor can there be any certainty as to the terms of licensing (or commercial viability of any license) in the event that licensing is implemented in Germany.

Italy

Italy introduced a licensing regime in 2010, which allows licenses for on-line casino games as well as sports betting and poker.  The administrative, technical, tax and financial burdens, however, associated with these licenses are high.  Moreover, there can be no guarantee that the Company's licensees will be successful in obtaining an Italian license, or that the Company's games will be approved under the Italian licensing regime.  The Company and its licensees remain at risk that Italy may take aggressive action against parties whose operations at are not licensed pursuant to the regulatory regimes established by this country.

Spain

Madrid’s and Basque’s regional governments have implemented legislation to regulate Internet gaming but it only permits services to be supplied by the licensed entity to Madrid residents.  Therefore obtaining a license may be of little commercial value to any operator.

In February 2011, the Spanish parliament began consideration of nationwide regulation of on-line gambling, including the licensing of online operators.  There can be no assurance, however, that the law will be approved by parliament or that casino games would be allowed under the proposed law or that the licensing requirements and taxation will be on a commercially viable basis.  In the event of the law is passed, the Company and its licensees will remain at risk that Spain may take aggressive action against parties whose operations are not licensed in Spain.

The Netherlands

The Dutch government has consistently taken steps to support and protect its state-sponsored casino operator’s (Holland Casino) monopoly, including taking legal action against Internet gaming operators.  In addition, an announcement in 2009 by the Dutch Minister of Justice to the effect that payment support by Dutch banks of online gaming was unlawful (and precluded by existing law) caused a number of operators to be blocked from the territory, and this cautious approach has been further exacerbated by the judgment of the ECJ in June 2010, following the negative opinion of Advocate General Bot and upholding the Dutch regulations as not inconsistent with EU law, in the case referred to the ECJ by Betfair and Ladbrokes.   In the event that the Dutch courts implement the ECJ decision and the government seeks to take further steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, the Company’s licensees (and CryptoLogic accordingly) could be adversely impacted.  While there have been recent reports that the Dutch government is considering licensing online gaming as a revenue raising method, these proposals are in a preliminary stage and there can be no guarantee that the Dutch government would implement a licensing regime or that the terms of such licenses, including the tax and technical requirements thereof, would create commercially viable conditions for online operators.

Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens’ winnings.  Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the E.U.  Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company’s licensees.  In Norway, the government has specifically banned payment support of online gambling which came into force in 2010.  The ban means only payment support of state-owned gambling services will remain legal.  Sweden prohibits advertising by foreign gaming operators, which is designed to protect.  In Denmark, the Danish parliament has approved legislation on regulating the Danish gaming market, including a licensing regime for on-line gaming.  Although this licensing regime was to come into effect on 1 January 2011, its implementation has been delayed due to a number of developments, including challenges to the regime at an EU level.  Implementation of the new law may now be delayed by up to two years.  Moreover, there can be no guarantee that the Company's licensees will be successful in obtaining a Danish license, or that the Company's games will be approved under the Danish licensing regime.

United States

Since the enactment of UIGEA in October 2006, the Company has prohibited its licensees from taking any wagers from U.S. residents.  The UIGEA sought to clarify the illegality of processing or transferring any funds connected with unlawful Internet gaming, although some U.S. enforcement agencies claimed that previous existing legislation similarly outlawed these activities.  Given that the Company had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the U.S., there is no guarantee that the U.S. Department of Justice will not seek to prosecute the Company, its officers or directors for alleged historic transgressions or similarly prosecute its licensees or their directors or shareholders.  Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets.  They also could damage the reputation of the Company, divert the attention of the Company’s key executives and have a material adverse effect on the business, revenues, operating results and/or financial condition of the Company.  Although recent developments at a state level have seen the State of New Jersey attempt to introduce an intra-state on-line gambling licensing regime, vetoed by the state governor, there are doubts as to the compatibility of such a regime with federal law.  Moreover, such a limited market may not be commercially viable for operators.  Moreover, these licenses would be limited to operators already holding land-based casino licenses within the State of New Jersey, and none of the Company’s current licenses hold such licenses.

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

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing has been negatively impacted by both the rapid decline in the value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be assisted by governmental authorities.  Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  As a result, several major economies have been in prolonged recessions, including but not limited to, the United Kingdom, as well as Ireland, where the Company is headquartered.  If these economies do not recover in a timely manner, future revenues may be adversely impacted.  Secondly, the disruption to the global finance markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favorable to the Company, if at all.  If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

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

If ISPs experience service interruptions, communications over the Internet may be interrupted and impair our ability to carry on business.

Our electronic commerce product relies on ISPs to allow our licensees’ customers and servers to communicate with each other.  If ISPs experience service interruptions, communications over the Internet may be interrupted and impair our ability to carry on business.  In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems.  In order to prepare for system problems, we are strengthening and enhancing our current facilities and the capability of our system infrastructure and support.  Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

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

The barriers to entry into most Internet markets are relatively low, making them accessible to a large number of entities and individuals.  We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, a proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices.  While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will enter the market in the future.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of our market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

In fiscal 2010, our top 7 licensees accounted for approximately 81% (2009: 78%) of our total revenue before amortization.  In addition, all our key licensees operate from a limited number of licensing jurisdictions.

In fiscal 2010, our top 7 licensees accounted for approximately 81% (2009: 78%) of our total revenue before amortization.  In addition, all our key licensees operate from a limited number of licensing jurisdictions.  The loss of one or more of these key licensees, or the loss of their license to operate in the limited number of licensing jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements.  There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Licensing contracts generally have multi-year terms, are exclusive, and have renewal provisions, which provide us with a long-term ongoing revenue stream.  Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements.  There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Similar issues exist in respect of brand licensing agreements.  Our Branded Games business is dependent on our ability to continue to incorporate into our premium Branded Games, the intellectual property licensed to us by brand licensors, such as Marvel Comics, DC Comics, a division of Warner Bros., and Paramount Digital Entertainment.  There can be no assurance that key brand license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Disputes may also develop with respect to contracts with other parties, including licensees, brand licensors or games development companies, which, if resolved unfavorably to the Company, could adversely affect our business, revenues, operating results and financial conditions.

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

Fluctuations in the exchange rate of world currencies could have a negative effect on our reported results.

Our financial results are reported in U.S. currency, which is subject to fluctuations as against the value of the currencies of the countries in which we operate, including British pounds, euro, and Canadian dollars.  Fluctuations in the exchange rate of world currencies could have a positive effect on our reported results.  We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws.

We are subject to income taxes in Ireland, Canada, Cyprus, Malta and other jurisdictions.  Our tax calculations involve estimates in several areas including, but not limited to, transfer pricing.  Tax authorities may disagree with our estimates and assess additional taxes.  We regularly review the likely outcomes of such assessments in order to determine the appropriateness of our tax provision.  However, actual outcomes may differ and could have a material impact on our net income or financial condition.  In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws.  In particular, the carrying value of future tax assets is dependent on our ability to generate future taxable income in the jurisdiction where we have recognized the deferred tax assets.

We may be involved in litigation arising in the ordinary course of business.  The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

We are involved in litigation arising in the ordinary course of business.  The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

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

In December 2010, a significant supplier of games delivered to the Company a notice of arbitration relating to the agreement between the two companies.  In February 2011, the Company delivered to the supplier a notice of termination of the agreement, to take effect from March 2011.  Notwithstanding this termination, discussions are ongoing with the aim of reaching a commercially acceptable solution prior to the commencement of significant arbitration proceedings.  In the absence of achieving such a solution, arbitration hearings are likely to proceed later in 2011.

In February 2011, a brand licensor delivered to the Company a notice purporting to terminate the brand license agreement between the two companies, claiming that the Company had breached such agreement.  The Company believes there is no breach that warrants termination of the agreement and, accordingly, considers the agreement to remain in force.

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

We may infringe upon the intellectual property rights of third parties.

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

The challenges of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, are expected to continue to place a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls.

The challenges of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, are expected to continue to place a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls.  Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses.  A continued decline in our revenues without a corresponding and timely slowdown in our expenses, or our inability to manage or build future growth efficiently, could have a material adverse effect on our business, revenues, operating results and financial condition.

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

The Company is subject to listing requirements in respect of its listings on the NASDAQ Global Select Market, the Toronto Stock Exchange and the London Stock Exchange Main Market and, in the absence of compliance with all such listing requirements, may face delisting action with consequent reduction in markets available for its common shares to trade.

The Company is subject to listing requirements in respect of its listings on the NASDAQ Global Select Market, the Toronto Stock Exchange and the London Stock Exchange Main Market and, in the absence of compliance with all such listing requirements, may face delisting action with consequent reduction in markets available for its common shares to trade.

Under NASDAQ’s continued listing requirements, a security is considered deficient if it fails to achieve at least a $1.00 closing bid price for a period of 30 consecutive business days.  Global Market issuers are provided one automatic 180-day period to regain compliance.  An issuer can regain compliance by achieving a $1.00 closing bid price for a minimum of ten consecutive business days.  The Company’s closing bid price on NASDAQ was below $1.00 between March 1, 2011 and March 18, 2011.

Under NASDAQ’s continued listing requirements, an issuer is required to have an audit committee consisting of at least three independent directors.  Upon Mr. Gavagan’s appointment as Interim Chief Executive Officer, he was no longer considered independent and, accordingly, the Company does not have three independent directors.  The Company has reported to NASDAQ that the audit committee currently comprises only two members.  The Company, under NASDAQ continued listing requirements, has until the next Annual General Meeting to rectify this situation.

The Company has incurred significant operating losses and negative cash flows from operations for the last three years, which resulted in a decrease in cash and cash equivalents in each year.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has incurred significant operating losses and negative cash flows from operations for the last three years, which resulted in a decrease in cash and cash equivalents in each year.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort resulting in a reduction in operating and general and administrative expense.  However, the Company may incur further operating losses and negative cash flows in future periods and, if its cash resources and financing options are insufficient, its ability to operate would be adversely impacted.

ITEM 4.  INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

The Company originally was formed by articles of amalgamation under the Business Corporations Act (Ontario) effective March 7, 1996 pursuant to an amalgamation agreement dated January 19, 1996 between Inter.tain.net Inc., a private corporation, and Biroco Kirkland Mines Limited.  Immediately prior to the amalgamation, Biroco Kirkland Mines Limited did not carry on active operations.  On June 28, 1996, we changed our name from “Inter.tain.net Inc.” to “CryptoLogic Inc.”  Currently, the Company operates under the name “CryptoLogic Limited”.

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

On March 25, 2011, the Company announced that it had appointed Deloitte Corporate Finance as financial adviser to assist it with a strategic review of the Company.  This review is at an early stage and will consider a number of strategic options, including the possibility of an offer being made for the Company or a disposal of part of the business.  There can be no certainty, however, that any offer will be forthcoming.

Our registered office is located at 1 Le Marchant Street, St. Peter Port, Guernsey, Channel Islands, GY1 4HP.  Our head office is located at Marine House, Clanwilliam Place, Dublin 2, Ireland, and our telephone number is 353-(0)1-234-0400.

Our head office provides executive and administrative functions to our corporate group.  Our subsidiaries, WagerLogic and Gaming Portals, through their offices in Ireland, Malta and the U.K., provide software, licensing, e-cash systems and support, customer support and marketing support services for our Internet gaming software to third-party gaming operators.  Our Toronto, Canada office provides software development, upgrades and technical support for WagerLogic.

B.   BUSINESS OVERVIEW

The Company faced substantial challenges in 2010 as it continued its strategy aimed at returning to profitability and long-term growth against the backdrop of a global economic downturn, continuing disappointing returns from major Hosted Casino licensees and licensee-delays in the roll-out of Branded Games.

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

During 2008, the management team announced a new business strategy for the Company and, in 2009 and 2010, we focused on the transition towards that goal.  In essence, the new business model is centered on the Company evolving from being purely a developer and licensor of poker and casino software on its own network, to one which still develops and licenses an excellent casino product, but also delivers high-quality, branded and non-Branded Games to the industry at large.  This effectively opens up a new market and revenue stream for the Company.

Notwithstanding the foregoing, uncertain business conditions continued throughout 2010, reflected in our lower revenue and working capital as compared with 2009.  Against this backdrop of a continuing decline in revenues and working capital, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction of almost 50% in operating and general and administrative expense to $6.2 million in Q4 2010 from $12.1 million in Q2 2010, the last full quarter before this restructuring.

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

In Hosted Casino, the key to success is differentiation through the combination of our new and innovative games, a robust e-wallet with multiple payment options and effective marketing to players by our licensees.  CryptoLogic will continue to pursue new casino opportunities emphasizing brand name licensees with marketing commitment.  In Branded Games, the key to success is the strategic partnerships established by CryptoLogic with trusted media brands such as Marvel Comics, DC Comics, a division of Warner Bros, and Paramount Digital Entertainment.

REVENUE SOURCES

CryptoLogic recorded revenues for the year ended December 31, 2010 of $26.0 million, a decline of 34.7% (2009: $39.8 million).

Hosted Casino

Hosted Casino revenue decreased by $10.1 million or 31.6% to $22.0 million for the year ended December 31, 2010 when compared with the prior year (2009: $32.1 million).  Hosted Casino revenue represented 84.6% of total revenue in 2010 (2009: 80.7%).

This decrease in revenue is due primarily to the contribution from a major licensee reducing by $4.0 million and the loss of a key customer in 2009 reducing revenue by $3.4 million.  In addition, Hosted Casino revenue in 2009 benefited from a $0.8 million benefit from a revision of our estimate to discharge future jackpot payouts and a non-recurring $0.8 million benefit associated with the resolution of a commercial matter.  The relative strength of the U.S. dollar negatively impacted Hosted Casino revenue by $0.4 million during 2010 when compared with the prior year.  The Company is liable for funding the jackpot wins from the pool of funds collected and accrues the jackpot amount.  The Company regularly performs analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.

Fees and licensing revenue from both our Hosted Casino and Branded Games businesses are calculated as a percentage of a licensee’s level of activity in its online casino site.  This is affected by the number of active players on the licensee’s site and their related gaming activity.  In addition, these results are influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensee’s marketing programs.  Hosted Casino and Branded Games revenue are also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollars, our functional currency.

Branded Games

Branded Games revenue increased 95.4% to $5.5 million for the year ended December 31, 2010 when compared with the prior year (2009: $2.8 million).  Branded Games revenue represented 21.1% of total revenue in 2010 (2009: 7.1%).  During the year, the Company’s revenue producing games increased from 66 to 170 games at the end of the 2010.  The increase in Branded Games revenue is primarily due to the increased number of revenue producing games through an increased number of licensees and games per licensee.  The relative strength of the U.S. dollar negatively impacted Branded Games revenue by $0.1 million during 2010 when compared with the prior year.

Poker

Poker revenue decreased 53.8% to $1.6 million for the year ended December 31, 2010 when compared with the prior year (2009: $3.5 million).  Poker revenue represented 6.3% of total revenue in 2010 (2009: 8.8%).  The decrease in poker revenue is primarily due to a reduction in player numbers and the transition of our poker network to GTECH in March 2009, which reduced the number of the Company’s poker licensees and increased fees paid to GTECH.  The relative strength of the U.S. dollar did not have a material impact on poker revenue during 2010 when compared with the prior year.

The Company offers a “virtual” poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.  Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other Revenue

Other revenue includes fees for software customization, advertising and marketing services generated from our portal business and fees associated with our e-cash business.  Other revenue decreased 67.7% to $1.1 million for the year ended December 31, 2010 when compared with the prior year (2009: $3.5 million).  Other revenue represented 4.4% of total revenue in 2010 (2009: 8.8%).  The decrease in other revenue for the year ended December 31, 2010 was due to reduced commerce based transaction fees, partially offset by a one-time termination fee from a licensee generating an immaterial amount of revenue.  The relative strength of the U.S. dollar did not have a material impact on other revenue during 2010 when compared with the prior year.

Amortization of Royalties

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

Amortization of royalties increased 271.5% to $3.1 million for the year ended December 31, 2010 when compared with the prior year (2009: $0.8 million).  Amortization of royalties represented (11.9)% of total revenue in 2010 (2009: (2.1)%).  The increase in royalty amortization for the year ended December 31, 2010 was as a result of the Company’s regular review of estimates of future revenue under its license arrangements which identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalty payments are amortized on a straight-line basis.  In 2010, the Company’s net royalty payments were $4.2 million (2009: $5.4 million).  The Company is committed to make further royalty payments of $2.8 million.

Player Restrictions

No revenue is derived from U.S. based players.

Revenue Trends

The global economic downturn is impacting the Company’s business.

While the global online gaming market continues to promise growth potential, competition is intensifying for players and market position.

It is expected that increased regulation of online gaming in key markets will also impact the Company’s business in the future.

Recurring Revenue

CryptoLogic’s licensing fees reflect a revenue model based on building long-standing relationships with customers.  In 2010, 96.2% (2009: 91.6%) of CryptoLogic’s fee revenue before amortization was generated from software licensing and services contracts that generate recurring revenue.

Geographical analysis of revenue before amortization is made according to the jurisdiction of the gaming license of the licensee.  This does not reflect the region of the end users of the Company’s licensees.

For the Years Ended December 31,	2010	2009	2008
Malta	80%	75%	70%
Gibraltar	15%	20%	25%
Alderney	4%	1%	–
Curaçao	1%	–	3%
Rest of the World	1%	4%	2%
Total	100%	100%	100%

PRODUCTS AND SERVICES

Our Internet-based gaming and electronic commerce software products (i.e. Hosted Casino) are used by licensees to create virtual casinos.  The downloadable software package transfers the “front-end” information (i.e., playing cards, roulette wheel, dice numbers) between users and remote servers.  The software package utilizes each user’s computer to generate the graphics of the virtual gaming site, while the gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable.  Many of our most popular casino games are also available on either the Flash platforms, which provide an entertaining gaming experience without having to wait for software to download.

Among other things, our software contains proprietary encryption features, which allows secure transmission of data, and permits our licensees to offer multi-player games, a panoramic virtual casino floor populated by real players, progressive jackpots, Internet browsing features and inter-player chatting.

As part of our commitment and obligation to safe and responsible gaming, our gaming solution provides personal options and security features including deposit and bet limits, temporary and permanent account locks, personal identification verification, and online tracking of a player’s gaming activity and financial transactions.  We are also able to restrict registration and game play from residents of prohibited jurisdictions.

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

Using our e-cash software, players can use a wide range of payment options, including credit and debit card and various electronic wallets.  Web cashier accounts can be opened in United States dollars, British pounds, and euro.  These systems are complimented by electronic payment fraud prevention, detection and player verification software.

To assist our licensees in retaining players and re-activating lapsed accounts, we have invested significantly in our customer relationship management solution.  We have a back-office offering with sophisticated business intelligence, data warehousing and marketing tools to assist licensees in understanding, servicing and building one-on-one relationships with their players.

We also provide multi language customer support for the enhanced convenience to our licensees’ global player base.  Our customer support is available to help players with technical questions or assist with the gaming software and e-cash accounts.

We view our marketing support services as a key differentiator in our product and service offerings, as they form an integral part of the Company’s brand ownership and management strategy.  For example, OIGE CG Limited, operator of the InterCasino brand, uses our marketing support services.

It is our objective to continue to introduce innovative software products, support tools and services that appeal to broad segments of gaming audiences worldwide.

●
Multi-currency jackpot video slot games featuring popular Marvel action characters such as The Incredible Hulk, Daredevil, X-Men, Thor, Elektra, Ghost Rider, Spider-Man, The Fantastic Four, and Sub Mariner.  Similar relationships with DC and Paramount have allowed CryptoLogic to deliver slot games with titles that include Batman, Superman, Braveheart and Forrest Gump.

●
Play-for-real slot versions of highly popular online casual games, such as Cubis, an award-winning, three-dimensional puzzle game, and Bejeweled, a gem-matching game –both among the most played games on AOL, MSN and other major portals – and most recently, Jewel Quest, a popular puzzle-match game;

●
Our own patented games including the progressive jackpot slot, Millionaires Club, which awarded the two largest online jackpots in the Company’s history; and Multi-Hand Video Blackjack, which brings together blackjack and video poker;

●
Our own Texas Hold’em Bonus Poker, which is the first-ever online version of the widely popular land-based casino game and combines the huge popularity of poker with the excitement of a casino card game; and

●	World-famous Street Fighter II arcade game.
●	New games, introduced in 2010, based on world-famous characters and movies such as Green Lantern, Forrest Gump, Ferris Bueller’s Day Off and others.

Having established generally exclusive relationships with major media companies such as Marvel Comics, DC Comics, a division of Warner Bros., and Paramount Digital Entertainment, we have created industry leading casino games, which are a key component of our Hosted Casino product.  Through our Branded Games business, we are able to offer these games not only to our Hosted Casino customers, but to the entire industry at large.

We also operate a gaming portal business under two brands:  Casino.co.uk and WinnerOnline.com.  These portals earn advertising revenue from gaming operators, and direct traffic to operator sites and those sites owned by the Company’s licensees – providing a known-name marketing channel and a player acquisition tool for licensees.

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

We also license intellectual property, generally on an exclusive basis, from third parties for use in our games.

See Item 3.Key Information – Risk Factors

GLOBAL REGULATORY ENVIRONMENT

While the United Kingdom and other European jurisdictions such as Malta have currently adopted a regime which permits its licensees to accept wagers from any jurisdiction differing approaches are developing in other parts of Europe.  Italy and France have adopted regimes which only permit the targeting of the domestic market if a local license is obtained and local taxes accounted for.  Many other European countries have, or are in the process of implementing regimes which only permit the targeting of the domestic market provided a local license is obtained and local taxes accounted for.  Other European countries continue to defend a licensing regime that limits supplies of gambling to a local monopoly and have combined this with an attempt to outlaw all other supplies.  Although there have been some judgments of the European Court of Justice (“ECJ”) that have been critical of anti gambling laws in certain territories, several recent decisions suggest that the restrictive approaches of either local licensing or protection of a local monopoly are defendable on the grounds of protection of the public.  The European Union's Internal Markets Commissioner, Michel Barnier, has commenced a consultation process on Internet gambling regulation in the EU.  He is expected to publish a green paper on the subject imminently.  It is unclear at this stage, however, whether the green paper will recommend the introduction of directives that could harmonize the treatment and operation of online gaming throughout the EU.  Even if the green paper does make such recommendation, there is no indication that any such directive will ever be introduced, as there remains a great deal of political opposition.

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

In September 2007, the UK Gaming Act came into force, which Act regulates online gaming in that jurisdiction, and is generally viewed as a positive development for the industry, our customers and for CryptoLogic.  However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s independent regulator, will provide a commercially-viable market and may create restrictions that will have a material adverse effect on our customers, our business, revenues, operating results and financial condition.  Indeed, the DCMS (the government body with responsibility for overseeing gambling), has recently announced that it may reconsider one of the main tenets of the Gambling Act, namely that if an online gaming operator was regulated either in Europe or in a jurisdiction approved by the DCMS (the so called “white listed” jurisdictions) such an operator could fully target the UK gambling market.  It seems likely that instead that the DCMS will recommend (in a report to be published imminently) that it will require entities not licensed in the UK to acquire some form of additional accreditation, such as a local license, and/or the payment of taxes in the UK to access the UK market.

Elsewhere in Europe the legislative environment continues to evolve, with many countries showing signs of following the U.K.’s lead to implementing a licensing regime while others continue to protect state gambling monopolies.  While many decisions rendered by the ECJ in the past were broadly favorable to the industry, recent decisions by the ECJ have been to uphold certain jurisdictions’ restrictive approaches, whether through local monopolies or licensing, as not contrary to EC treaty law, on public policy grounds.

CryptoLogic has long advocated a regulatory approach to foster a transparent, credible and growing online gaming industry.  We believe that government plays an important role and is in the best position to regulate this industry to provide consumer protection, preserve the integrity of the online gaming industry, and build a credible and business-friendly marketplace.  We have sought and achieved certification of our software in strictly regulated jurisdictions.  It is through this process that we maintain our reputation as a trusted provider for licensees and their customers.

For more information regarding the global regulatory environment in which the Company and its licensees do business, refer to “Risks Related to the Industry” under “Item 3. Key Information.”

COMPETITIVE ENVIRONMENT

We compete with a number of public and private companies that provide electronic commerce and/or Internet gaming software.  Given the stage of development of the industry and the number of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile.  In addition to current known competitors, traditional land-based gaming operators and other entities, many of which have significant financial resources and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors.  Increased competition from current and future competitors has and may continue to result in the reduction of our revenues, and may result in the continued loss of our market share.

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

While it is difficult to confirm the exact number of Internet gaming sites since most companies are private, in 2009 GBGC estimated that there are around 2,400 online gaming properties down from more than 2,800 several years ago.  This decrease points to industry consolidation.  As Internet gaming has developed and increased in sophistication, so have the players who can choose from a proliferation of sites.  Competition for players’ attention and share of wallet is intensifying, and players are demanding more value, more games and an enhanced entertainment experience.

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

C.   ORGANIZATIONAL STRUCTURE

The organizational structure of the Company as of December 31, 2010 is set out below.  CryptoLogic Limited, a company incorporated under the laws of Guernsey with its corporate headquarters in Dublin, Ireland, provides executive functions to our corporate group.  Our subsidiary CryptoLogic Inc. is located in Canada, and provides software development, upgrades and technical support for our WagerLogic and Gaming Portals subsidiaries.  With offices in Ireland, Malta and the U.K., the WagerLogic and Gaming Portals group of companies provides software licensing for our Internet gaming software, and support, customer support, marketing support and other services to third-party gaming operators or licensees.  During 2010, the Company moved its operations previously performed in Cyprus to Malta and also consolidated the majority of its UK operations in Malta.  Our Gaming Portals subsidiary provides e-cash systems and support that enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee.  Our WagerLogic Malta Software subsidiary offers customer support and marketing services to our Hosted Casino licensees.  Our CryptoLogic Malta subsidiary provides treasury services to the group.  Our CryptoLogic Asia subsidiary holds our investments in Asia.  CryptoLogic Exchange Corporation and CryptoLogic Callco ULC exist solely to facilitate the exchange of shares for CryptoLogic Limited in connection with the Arrangement (refer to page 1 of this annual report for further information regarding the Arrangement).

D.  PROPERTY, PLANTS AND EQUIPMENT

The following table sets forth the Company’s principal leased properties.

Company	Location	Principal Use	Approx. Area (sq. ft.)	Term of Lease	Current Rent (per annum)
CryptoLogic Limited	Dublin, Ireland	Head office	5,400	4 years 10 months	€182,758
CryptoLogic Limited	Dublin, Ireland	Head office	1,440	3 years 6 months	€47,995
CryptoLogic Inc.	Toronto, Canada	Research and development	10,225	5 years	C$168,713
CryptoLogic Inc.	Toronto, Canada	Research and development	1,500	6 months	C$24,000 (1)
AdsDotCom Limited	London, England	Marketing support	4,880	3 years 5 months	£45,175
WagerLogic Malta Software Limited	Msida, Malta	Marketing and customer support	12,917	10 years	€96,000
(1) This rent amount is for six months.

In December 2009, in accordance with the rental agreement, the Company exercised its right to exit the leasehold premises in Toronto and recorded termination costs of $1.8 million; this was paid on termination in July 2010.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  The significant measurement differences between Canadian GAAP and U.S. GAAP for the years ended December 31, 2010, 2009 and 2008 are disclosed in Note 22 to our audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008.

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2010, 2009 and 2008 as set out in this annual report under “Item 17. Financial Statements.”

OVERVIEW

2010 was another difficult year for CryptoLogic as the Company continued its strategy aimed at returning the Company to profitability and long-term growth against the backdrop of a global economic downturn, continuing disappointing returns from major Hosted Casino licensees and licensee-delays in the roll-out of Branded Games.

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

During 2008, the management team announced a new business strategy for the Company and, in 2009 and 2010, we focused on the transition towards that goal.  In essence, the new business model is centered on the Company evolving from being purely a developer and licensor of poker and casino software on its own network, to one which still develops and licenses an excellent casino product, but also delivers high-quality, branded and non-Branded Games to the industry at large.  This effectively opens up a new market and revenue stream for the Company.

Notwithstanding the foregoing, uncertain trading conditions continued throughout 2010, reflected in our lower revenue and working capital as compared with 2009.  Against this backdrop of a continuing decline in revenues and working capital, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction of almost 50% in operating and general and administrative expense to $6.2 million in Q4 2010 from $12.1 million in Q2 2010, the last full quarter before this restructuring.

A STRATEGY FOR SUSTAINABLE GROWTH

Management remains focused on the development and support of the Hosted Casino business while continuing to build on the success of our Branded Games initiative by expanding our partnerships and broadening the types of games we offer.  In addition, we continue to improve our games delivery model through the launch of Instant Click, a new gaming package that enables rapid deployment of a range of titles from our suite of games by online operators and technology providers on their own e-gaming infrastructure and electronic cashier systems.  At the same time, we intend to maintain our downward pressure on our recurring cost base.

CryptoLogic’s strategy has two main elements:

●	Focusing on our core Internet Hosted Casino business. Our award-winning games are complemented by a widely acclaimed support services structure.
●
Licensing our best Branded Games to others, and turning former competitors into collaborators.  Through working with highly respected content providers and brand owners, we have successfully delivered the likes of Spiderman, The Hulk and Batman to both our own Hosted Casino licensees and to the market in general.

For this strategy to be successful, it demands the establishment of an expanding network of licensees and channel partners.  CryptoLogic has forged excellent relationships with many licensees including two of the largest and most successful in the industry: 888.com and PartyGaming – both of whom are deriving significant revenue and benefits from licensing a sample range of our products.

Among the new signings or launches in 2010 are such well known brands as:

●	Betsafe
●	Betsson
●	Bet365
●	CasinoEuro
●	Sportingbet
●	St. Minver
●	Tain
●	William Hill

Additional product launches were achieved through our brand licensing agreements with companies such as DC Comics, Paramount, CapCom and Marvel.  During 2010, we also settled our arbitration with Marvel, relating to the licensing of Marvel comic book characters, that:

●	Expanded the platforms to include mobile, and government licensed in-hotel room systems;
●	Allowed for the creation of wagering games based on Marvel's top team of Super Heroes, The Avengers, in addition to Spider-Man, Fantastic Four and the other characters already included in the license;
●	Extended the relationship by 12 months through January 2014; and
●	Agreed to make the agreement non-exclusive at a reduced cost to the Company.

We believe these partnerships offer the potential for significant future growth based upon both the brand recognition and loyalty associated with these partners and their unique and distinctive intellectual property.

PRODUCT PERFORMANCE

CryptoLogic maintains a close working relationship with our brand and content suppliers, our remote development centers, our business development group and, naturally, our licensees.

We began the year under review with 66 Branded Games live and ended with 170.  This remains lower than originally planned and we continue to experience delays beyond our control in the roll out of these games by licensees.

Our goal is to continue to provide excellent game content supported by innovative game mechanics and bonuses and to improve on the speed of roll out of new games with our licensees.

NEW DEVELOPMENTS

During the year, we unveiled our new lobby for our Internet casino software.  Using the newest interactive technology, the lobby enables improved navigation and search, an updated jackpot counter, customized features that allow people to keep track of their favorite games, and a game suggestion engine to connect the player to other CryptoLogic games.  In all, the look and feel and the ease of use should add to the “stickiness” of the offering - a key element on any online business.

We also unveiled our newest offering, Instant Click, a new gaming package that enables rapid deployment of a range of titles from our suite of games by online operators and technology providers on their own e-gaming infrastructure and electronic cashier systems.  The first implementations of Instant Click are expected to be live in 2011.

RESTRUCTURING

The Company has incurred significant operating losses and negative cash flows for the last three years.  A continuation of such operating losses and negative cash flows may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction in operating and general and administrative expense to $6.2 million in Q4 2010 from $12.1 million in Q2 2010, the last full quarter before this restructuring.

OUTLOOK

Management believes that the results of this restructuring have substantially mitigated doubts regarding the Company’s ability to continue as a going concern and believes the Company is much better positioned to respond to the opportunities available to grow again.

The global e-gaming industry continues to become ever more competitive, whilst subject to increasing regulation.  CryptoLogic is well placed to enhance its position in the industry but only if we stay focused and lean, and capable of responding to changing market expectations and delivering products and service levels of the highest quality.

The European market offers scope for growth, tempered by the challenges faced by our licensees in an increased regulatory environment.  Our goals for 2011 are:

●	Improved revenue from Hosted Casino as existing licensees benefit from new games and more efficient game delivery;
●	Improved revenue from Branded Games as new and existing licensees roll out games;
●	First revenue from Instant Click deployments; and
●	Continuing tight control over costs with initiatives to improve efficiency where possible.

Whilst the US market has effectively been closed since the passing of the Unlawful Internet Gaming Enforcement Act in October 2006, there are some indications that the market may re-open.  We continue to monitor the situation closely and the various options that would allow us re-entry at the appropriate time.

A.    OPERATING RESULTS

Comparison of 2010 and 2009

Revenue

CryptoLogic recorded revenues for the year ended December 31, 2010 of $26.0 million, a decline of 34.7% (2009: $39.8 million).

Hosted Casino

Hosted Casino revenue decreased by $10.1 million or 31.6% to $22.0 million for the year ended December 31, 2010 when compared with the prior year (2009: $32.1 million).  Hosted Casino revenue represented 84.6% of total revenue in 2010 (2009: 80.7%).

This decrease in revenue is due primarily to the contribution from a major licensee reducing by $4.0 million and the loss of a key customer in 2009 reducing revenue by $3.4 million.  In addition, Hosted Casino revenue in 2009 benefited from a $0.8 million benefit from a revision of our estimate to discharge future jackpot payouts and a non-recurring $0.8 million benefit associated with the resolution of a commercial matter.  The relative strength of the U.S. dollar negatively impacted Hosted Casino revenue by $0.4 million during 2010 when compared with the prior year.  The Company is liable for funding the jackpot wins from the pool of funds collected and accrues the jackpot amount.  The Company regularly performs analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.

Fees and licensing revenue from both our Hosted Casino and Branded Games businesses are calculated as a percentage of a licensee’s level of activity in its online casino site.  This is affected by the number of active players on the licensee’s site and their related gaming activity.  In addition, these results are influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensee’s marketing programs.  Hosted Casino and Branded Games revenue are also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollars, our functional currency.

Branded Games

Branded Games revenue increased 95.4% to $5.5 million for the year ended December 31, 2010 when compared with the prior year (2009: $2.8 million).  Branded Games revenue represented 21.1% of total revenue in 2010 (2009: 7.1%).  During the year, the Company’s revenue producing games increased from 66 to 170 games at the end of the 2010.  The increase in Branded Games revenue is primarily due to the increased number of revenue producing games through an increased number of licensees and games per licensee.  The relative strength of the U.S. dollar negatively impacted Branded Games revenue by $0.1 million during 2010 when compared with the prior year.

Poker

Poker revenue decreased 53.8% to $1.6 million for the year ended December 31, 2010 when compared with the prior year (2009: $3.5 million).  Poker revenue represented 6.3% of total revenue in 2010 (2009: 8.8%).  The decrease in poker revenue is primarily due to a reduction in player numbers and the transition of our poker network to GTECH in March 2009, which reduced the number of the Company’s poker licensees and increased fees paid to GTECH.  The relative strength of the U.S. dollar did not have a material impact on poker revenue during 2010 when compared with the prior year.

The Company offers a “virtual” poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.  Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other Revenue

Other revenue includes fees for software customization, advertising and marketing services generated from our portal business and fees associated with our e-cash business.  Other revenue decreased 67.7% to $1.1 million for the year ended December 31, 2010 when compared with the prior year (2009: $3.5 million).  Other revenue represented 4.4% of total revenue in 2010 (2009: 8.8%).  The decrease in other revenue for the year ended December 31, 2010 was due to reduced commerce based transaction fees, partially offset by a one-time termination fee from a licensee generating an immaterial amount of revenue.  The relative strength of the U.S. dollar did not have a material impact on other revenue during 2010 when compared with the prior year.

Amortization of Royalties

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

Amortization of royalties increased 271.5% to $3.1 million for the year ended December 31, 2010 when compared with the prior year (2009: $0.8 million).  Amortization of royalties represented (11.9)% of total revenue in 2010 (2009: (2.1)%).  The increase in royalty amortization for the year ended December 31, 2010 was as a result of the Company’s regular review of estimates of future revenue under its license arrangements which identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalty payments are amortized on a straight-line basis.  In 2010, the Company’s net royalty payments were $4.2 million (2009: $5.4 million).  The Company is committed to make further royalty payments of $2.8 million.

Player Restrictions

No revenue is derived from U.S. based players.

Revenue Trends

The global economic downturn is impacting the Company’s business.

While the global online gaming market continues to promise growth potential, competition is intensifying for players and market position.

It is expected that increased regulation of online gaming in key markets will also impact the Company’s business in the future.

Recurring Revenue

CryptoLogic’s licensing fees reflect a revenue model based on building long-standing relationships with customers.  In 2010, 96.2% (2009: 91.6%) of CryptoLogic’s fee revenue before amortization was generated from software licensing and services contracts that generate recurring revenue.

Expenses

Consistent with prior years, during 2010 we incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization.  Additionally, due to several factors, including the Company’s revised estimates of future revenues and macro-economic factors, the Company has recorded impairment of goodwill and intangible assets and impairment of capital assets.

In November 2008, the Company announced a plan for reorganization of its business after completing a comprehensive review.  As a result of that review, the Company decided to reduce costs by outsourcing non-core activities, including integrating its poker network with GTECH Corporation’s International Poker Network, transitioning certain functions to lower cost jurisdictions and eliminating certain redundant functions.  In December 2009, the Company expanded its previously announced reorganization plan due to continued unfavorable macroeconomic conditions and outsourced additional technology infrastructure activities, consolidated more of its data center operations and migrated additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.

In June 2010, the Company commenced an additional reorganization plan consolidating into a new location in Malta its Cyprus and the majority of its UK activities, together with headcount reductions across all locations.

Total expenses decreased 38.8% to $47.5 million for the year ended December 31, 2010 when compared with the prior year (2009: $77.6 million) primarily due to the impact of our reorganization plans which reduced operating and general and administrative expense, reduced amortization as a result of less amortization on infrastructure assets as they become fully depreciated and reduced amortization on assets impaired and lower reorganization costs as the Company completed its reorganization plans.  In 2010, the Company also recorded approximately $5.3 million in impairment charges associated with intangible assets and certain capital assets.  (2009: $15.5 million impairment associated with goodwill, capital assets and long-term investments).

Operating Expense

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee stock options, licensee support, marketing, e-cash systems and support costs, customer service expense and expenses related to regulatory compliance.

Costs associated with software development are expensed as incurred unless costs meet the criteria for deferral and amortization under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

Operating expense decreased by 24.2% to $30.2 million for the year ended December 31, 2010 when compared with the prior year (2009: $39.9 million).  Operating expenses represented 116.3% of total revenue in 2010 (2009: 100.2%).  The decrease in operating expense was primarily due to the Company’s reorganization plans, which included consolidating into a new location in Malta its Cyprus and the majority of its UK activities, together with headcount reductions across all locations.  The relative strength of the U.S. dollar when compared with the euro, British pound and Canadian dollar, negatively impacted operating expense by $0.3 million during 2010 when compared with the prior year.

At December 31, 2010, CryptoLogic had 111 employees, down from 211 a year earlier.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

G&A expense decreased by 25.7% to $7.6 million for the year ended December 31, 2010 when compared with the prior year (2009: $10.2 million).  G&A expense represented 29.1% of total revenue in 2010 (2009: 25.6%).  The decrease in G&A expense is a result of the Company’s reorganization plans, decreased rent, decreased finance costs and the reversal of a provision no longer required, together with high legal expenses incurred in Q1 2009.  The relative strength of the U.S. dollar when compared with the euro, British pound and Canadian dollar, negatively impacted G&A expense by $0.1 million during 2010 when compared with the prior year.

Reorganization Charges

In December 2009, the Company expanded its previously announced reorganization plan due to continued unfavorable macroeconomic conditions and outsourced additional technology infrastructure activities, consolidated more of its data center operations and migrated additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.  In June 2010, the Company commenced an additional reorganization plan consolidating into a new location in Malta its Cyprus and the majority of its UK activities, together with headcount reductions across all locations.  The relative strength of the U.S. dollar when compared with the euro, British pound and Canadian dollar, did not have a material impact on reorganization charges during 2010 when compared with the prior year.

Impairment of Capital Assets

The Company regularly reviews its assets for impairment.  During 2010, the Company performed an impairment review of certain software development projects as a result of the Company’s revised estimate of future revenues.  As a result, the Company recorded an impairment charge of $1.8 million, the amount by which the carrying value exceeded the estimated fair value.

In 2009 the Company reviewed certain software development projects as a result of difficult macro-economic conditions and a decline in expected future revenues, which resulted in an impairment charge of $2.7 million

Impairment of Long-Term Investments

During 2009, as part of the Company’s regular reviews of its assets for impairment, the Company noted various indicators of impairment including significant financial difficulty, restructuring activities and limited ability to operate a profitable business in the short and medium term.  Furthermore, our book value was significantly in excess of our market capitalization, which was a further indication that our long-term investments may be impaired.  Consequently, the Company determined that the carrying value of its long-term investments in Mobilebus Inc., Mikoishi Pte Ltd., Jingle Prize, Inc. and 568 Network Inc. were greater than their respective fair values, resulting in an impairment charge of $6.3 million.  The fair value of the investments was determined by discounting expected net future cash flows.

Impairment of Goodwill and Intangible Assets

During 2010, the Company reviewed the results and future expectations of the Parbet brand and its Casino.co.uk business.  The Company determined that the carrying amounts of these intangible assets exceeded their value and recorded an impairment charge of $2.0 million for Parbet, or the entire carrying value of the intangible assets, and $1.6 million for the Casino.co.uk business.  At December 31, 2010, the carrying value of the Casino.co.uk business was $0.1 million.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  During 2009, the results of the portals business were below expectations and the Company’s book value was significantly in excess of its market capitalization, which were both indications that the value of its goodwill was impaired.  The fair value of the goodwill was determined by discounting expected net future cash flows of the portals business.  As a result, the Company decided that the carrying value of the goodwill exceeded its fair value and recorded an impairment charge of $6.5 million.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets to support our business activities.

Amortization expense decreased 51.2% to $2.4 million for the year ended December 31, 2010 when compared with the prior year (2009: $4.9 million).  Amortization expense represented 9.1% of total revenue in 2010 (2009: 12.2%).  This decrease in amortization expense is as a result of less amortization on infrastructure assets as they become fully depreciated and reduced amortization on assets impaired.

Interest Income

Interest income, comprising interest earned on cash and short-term investment balances, decreased 82.1% to $0.1 million for the year ended December 31, 2010 when compared with the prior year (2009: $0.4 million).  The decrease was as a result of lower interest rates and lower cash balances due primarily to cash used in operating activities.

Provision for Income Taxes

Income taxes were an expense of $0.7 million in the year ended December 31, 2010 (2009: $1.1 million).  The Company is subject to tax in many jurisdictions.  This results in a tax charge on transfer pricing of costs between group companies even in periods of overall losses.  The Company is actively working to reduce the number of its subsidiaries, which should reduce the overall tax burden.  The consolidated net operating loss comprises operating losses in some jurisdictions and operating profits in others, which results in a tax expense despite material consolidated losses.  For the year ended December 31, 2009, the income tax expense was further increased as the impairments of capital assets and intangible assets are not immediately deductible for tax purposes and, in some cases, may never be deductible.

Minority Interest

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited.  As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Common Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  No additional shares of CEC have been or will be issued.  For more information, see the Management Information Circular dated April 23, 2007 available on www.sedar.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

At the time of the reorganization, a total of 12.6 million CryptoLogic Limited Common Shares and 1.3 million CEC shares were outstanding, respectively.  Since then, a total of 393,437 shares of CEC have been exchanged, with the remaining 939,131 shares of CEC being reflected as minority interest as at December 31, 2010.  Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited Common Shares or until June 1, 2014, when we will redeem all of the then outstanding CEC shares in return for CryptoLogic Limited Common Shares.

Net Loss

Net loss decreased 42.6% to $20.4 million or $(1.58) per diluted share for the year ended December 31, 2010 when compared with the prior year (2009: $35.5 million or $(2.78) per diluted share).  The decrease in the loss was as a result of decreased operating expense, G&A expense, reorganization costs as the Company completed its reorganization plans, impairment charges associated with capital assets, long-term investments and goodwill and intangible assets, amortization as a result of less amortization on infrastructure assets as they become fully depreciated, amortization on assets impaired and increased Branded Games revenue.  Partially offsetting these movements were decreases in Hosted Casino, poker and other revenue and increased royalty amortization.

Comparison of 2009 and 2008

Revenue

CryptoLogic recorded revenues for the year ended December 31, 2009 of $39.8 million, a decline of 35.3% (2008: $61.5 million).

Licensing fees and services from our casino licensees, both Hosted Casinos and Branded Games, are calculated as a percentage of a licensee’s level of activity in its online casino site.  Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

Hosted Casino

Hosted Casino revenue decreased to $30.0 million or 28.4% for the year ended December 31, 2009 (2008: $41.8 million).

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in its online casino site.  This is affected by the number of active players on the licensee’s site and their related gaming activity.  In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee’s marketing programs.  Hosted Casino revenue is also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollars, our functional currency.

This decrease in revenue is due to the stronger U.S. dollar in relation to both the euro and the British pound, general macro-economic conditions and poor performance of two of the Company’s major licensees as well as a non recurring $1.0 million benefit recorded in 2008 associated with a reduction in expected royalty payments.  The relative strength of the U.S. dollar negatively impacted revenue by $3.1 million.  After normalizing for the impact of the strength of the U.S. dollar, Hosted Casino revenue decreased by approximately 21.0% in 2009.  Partially offsetting these decreases was $0.8 million benefit from a revision of our estimate to discharge future jackpot payouts and a non recurring $0.8 million benefit associated with the resolution of a commercial matter.  The Company is liable for funding the jackpot wins from the pool of funds collected and accrues the jackpot amount.  The Company regularly performs analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.

Hosted Casino licensing and associated support fees constitute our core revenue base, representing 75.3% of our total revenue in 2009 (2008: 68.0%).  While casino fees declined in absolute dollars they have increased as a percentage of total revenue because of the success of new games and the decline in poker.

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

Poker

Internet poker licensing fees declined 74.4% to $3.5 million for the year ended December 31, 2009 (2008: $13.8 million).  The decrease in Internet poker revenue is primarily due to the transition of our poker network to GTECH, which reduced the number of the Company’s poker licensees and increased fees paid to GTECH, the relative strength of the U.S. dollar and a decline in the overall poker industry.  In March 2009, the Company completed its outsourcing of its hosted poker business to GTECH, which gives CryptoLogic’s poker licensees and players access to a larger network at significantly lower cost to CryptoLogic.  As expected, poker revenue declined as a small number of significant poker licensees did not migrate to GTECH and the fees that we earned were reduced by amounts paid to GTECH.  The migration to the GTECH poker room has resulted in larger declines in poker revenue than expected.  In 2009, the U.S. dollar was significantly stronger when compared to the euro and British pound when compared to the same period in 2008, negatively impacting poker revenue by approximately $0.6 million.  Poker fees were 8.8% of total 2009 revenue (2008: 22.4%).

Other Revenue

Other revenue, which includes fees for software customization, advertising and marketing services generated from our portal business and fees associated with our e-cash business, decreased to $3.5 million or 37.4% (2008: $5.6 million).  The decrease in other revenue is primarily due to a decrease in software customization due to timing of completion of certain projects and decreased advertising services associated with our portals business.  Offsetting this decrease was an increase in e-cash recoveries.  Other revenues accounted for 8.8% of total revenue (2008: 9.1%).

Recurring Revenue

CryptoLogic’s licensing fees reflect a revenue model based on building long-standing relationships with customers.  In 2009, 91.2% (2008: 90.9%) of CryptoLogic’s fee revenue was generated from software licensing and services contracts that generate recurring revenue.

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

In 2009, operating expense decreased by 28.4% or $15.8 million to $39.9 million (2008: $55.6 million).  In 2009, operating expenses were 100.2% of revenue (2008: 90.4%).  The decrease in operating expense was primarily due to the Company’s cost reduction program executed in connection with its reorganization plan, which included outsourcing the poker room to GTECH, reduced headcount and related costs, consulting costs and IT infrastructure costs.  Operating expense also benefited from decreased e-cash processing fees resulting from renegotiation of its contract terms and lower deposit levels due primarily to the migration of poker to GTECH as well as reduced marketing program related costs that we share with certain licensees.  Operating costs have also benefited by the strengthening of the U.S. dollar, which reduced operating expenses by $3.3 million in 2009.  A strong U.S. dollar is generally favorable on expenses as they are generally denominated in Canadian dollars, euro and British pounds.  Operating expense in 2009 also benefited from more active management of risks associated with foreign exchange movements.  In 2008, the Company recorded a $6.1 million loss on foreign exchange and there was no similar loss recorded in 2009.  Offsetting these decreases were increased investment in software development capability in lower cost jurisdictions.

At December 31, 2009, CryptoLogic had 211 employees, down from 276 a year earlier.

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

Reorganization Charges

In November 2008, we announced a plan for reorganization of our business focused on reducing costs by outsourcing non core activities, including integrating its poker network with one of the world’s leading gaming technology and services companies, transitioning certain functions to lower cost jurisdictions and eliminating certain redundant functions.  Due to continued unfavorable macro-economic conditions and lower revenue than expected, we expanded our reorganization plan and will outsource additional technology infrastructure activities, consolidate additional data center operations, and migrate additional functions to lower cost jurisdictions.  This reorganization plan will result in further reductions in headcount related costs, lease termination costs due to a reduction of our leased office space in both Canada and Cyprus, and associated asset impairments.  Reorganization expense recorded in 2009 was $7.1 million and comprises professional fees required to execute the plan of $1.1 million, severance of $1.1 million, lease termination costs associated with the office space in Canada of $1.8 million and associated asset impairments of $3.1 million.

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

Net Loss

CryptoLogic recorded a net loss of $35.5 million for the twelve months ended December 31, 2009 as compared with net loss of $32.7 million for the same period in 2008.  The net loss was primarily due to decreased poker and casino revenues, and $24.8 million in non-recurring charges consisting of impairments of long term investments, reorganization costs including severance costs, costs to exit lease obligations and the write off of associated capital assets, impairment of future tax assets, and the impairment of goodwill.  The non-recurring charges include approximately $3.0 million representing future cash outlays primarily on lease termination costs in Toronto and employee severance.  Offsetting these amounts were increased revenue from Branded Games and decreased operating and G&A expenses.

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

While the U.K. and other European countries such as Malta and Gibraltar have currently adopted a regime which permits its licensees to accept wagers from any jurisdiction, other countries, including Italy and France have, or are in the process of implementing regimes which only permit the targeting of the domestic market provided a local license is obtained and local taxes accounted for.  Other European territories continue to defend a licensing regime that protects monopoly providers and have combined this with an attempt to outlaw all other supplies.  Either of these restrictive approaches may yet be deemed to be in potential conflict (in any specific jurisdiction) with E.U. treaty law (governing the free movement of trade and services throughout the European Union) and case law rendered by the European Court of Justice (the “ECJ”), but recent ECJ decisions have given E.U. Member States wide latitude in regulating the on-line gaming markets.

There can be no assurance that legislation prohibiting Internet gaming or regulating various aspects of Internet gaming or the Internet gaming industry will not be proposed and passed in potentially relevant jurisdictions.  The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

B.   LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has incurred significant operating losses of $21.5 million, $37.8 million and $38.1 million and negative cash flows from operations of $11.7 million, $17.8 million and $18.6 million for the three years ended December 31, 2010, 2009 and 2008, respectively, which resulted in a decrease in cash and cash equivalents to $10.6 million, $23.4 million and $36.3 million as of December 31, 2010, 2009 and 2008, respectively.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction in operating and general and administrative expense to $6.2 million in Q4 2010 from $12.1 million in Q2 2010, the last full quarter before this restructuring.  Management believes that the results of this restructuring have substantially mitigated doubts regarding the Company’s ability to continue as a going concern.

Management has considered expectations for future revenues and reduced operating and general and administrative expense and, on that basis, believes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business and, accordingly, it is appropriate to prepare the consolidated financial statements on a going concern basis.

Furthermore, having regard to expectations for future revenues, reduced operating and general and administrative expense, the completion of the Company’s reorganization plan and lower levels of future purchase commitments, management expects cash needs to be funded through existing cash resources and operating cash flow.

Comparison of 2010 and 2009

Net Cash Position

CryptoLogic remained debt-free in 2010.  Cash and cash equivalents at December 31, 2010 were $10.6 million (2009: $23.4 million).  The decrease in net cash of $12.9 million is primarily due to the cash impact of operating losses of $13.5 million, decrease in accounts payable and accrued liabilities of $0.1 million, comprising primarily a $2.9 million decrease in the reorganization cost accrual as the Company completed its reorganization plan, partially offset by a $2.3 million increase in jackpot provision, decrease in income taxes receivable and payable of $1.6 million and purchase of capital assets of $1.1 million, offset by decreased accounts receivable and other of $2.9 million and decreased prepayments of $0.5 million, primarily consisting of royalty and game amortization of $4.2 million offset by $4.2 million of net royalty payments.

Operating Activities

Cash flow used in operating activities was $11.7 million for the year ended December 31, 2010 (2009: $17.8 million).  The use of cash in operating activities is due to the cash impact of operating losses of $13.5 million, decrease in accounts payable and accrued liabilities of $0.1 million, comprising primarily a $2.9 million decrease in the reorganization cost accrual as the Company completed its reorganization plan, partially offset by a $2.3 million increase in jackpot provision and decrease in income taxes receivable and payable of $1.6 million, offset by decreased accounts receivable and other of $2.9 million and decreased prepayments of $0.5 million, primarily consisting of royalty and game amortization of $4.2 million offset by $4.2 million of net royalty payments.

Financing Activities

Cash flow used in financing activities was $nil for the year ended December 31, 2010 (2009: $1.4 million).  Cash flow used in financing activities in 2009 was due to dividends paid of $1.4 million.  CryptoLogic did not declare a dividend for any quarter in 2010.

Investing Activities

Cash flow used in investing activities was $1.1 million for the year ended December 31, 2010 (2009: cash flow provided by investing activities $6.3 million).  Cash flow used in investing activities in 2010 was due to purchase of capital assets of $1.1 million and an increase in security deposits of $0.3 million due to the Company appointing a second bank to provide payment processing facilities to process deposits and credit card transactions, partially offset by $0.2 million cash received from a long-term investment.  Cash flow provided by investing activities in 2009 was due to a reduction in restricted cash of $7.2 million as the Company reduced the amount required to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds, offset by capital expenditure of $0.4 million primarily associated with infrastructure improvement and investments in Jingle Prize, Inc. and Mikoishi Pte Ltd. of $0.5 million.

Working Capital

Working capital at December 31, 2010 was $12.4 million (2009: $26.5 million).

User Funds Held on Deposit

User funds held on deposit at December 31, 2010 was $6.1 million (2009: $7.9 million).  The decrease in user funds is due primarily to the reduced number of active players at a major licensee and a reduction in our poker business.

Capitalization

Since inception, CryptoLogic has had neither debt nor unutilized credit facilities.  At December 31, 2010, CryptoLogic had 12,879,920 common shares outstanding (2009: 12,794,020) and 223,500 stock options outstanding (2009: 563,521).  The 12,879,920 outstanding common shares excludes 939,131 (2009: 1,025,031) exchangeable shares (“Exchangeable Shares”) in CryptoLogic Exchange Corporation (“CEC”) which are entitled to be exchanged on a one-for-one basis for common shares of the Company.  Including the Exchangeable Shares of CEC, the outstanding common shares of the Company would be 13,819,051 (2009: 13,819,051).  As of March 21, 2011 there were 12,907,120 Common Shares of CryptoLogic outstanding and 911,931 Exchangeable Shares in CEC outstanding.

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

From December 3, 2008 to December 2, 2009, CryptoLogic had, through its Normal Course Issuer Bid, authorization to repurchase up to 1,267,871 common shares, under which the Company did not buy back any common shares.

Comparison of 2009 and 2008

Net Cash Position

At December 31, 2009, CryptoLogic ended the year with $23.4 million cash and cash equivalents (2008: $36.3 million).  The decrease in cash and cash equivalents of $12.9 million is primarily due to cash impact of operating losses ($10.2 million), dividends paid ($1.4 million), increase in prepaid assets ($2.6 million) due primarily to payments to royalty providers including DC Comics, Marvel and Paramount offset by amortization, increase in accounts receivable ($1.8 million) due primarily to the outsourcing of the poker network and the increase in Branded Games which each have a one month delay in cash settlement, a decrease in accounts payable and accrued liabilities ($5.2 million) due to decrease in activity consistent with a cost reduction plan, capital expenditures ($0.4 million), and investments in Asia ($0.5 million).  These decreases are offset by decrease in restricted cash of $7.2 million and net tax refunds of $2.0m.  CryptoLogic continues to be debt free.

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

Operating Activities

Cash flow used in operating activities was $17.8 million for the year ended December 31, 2009 (2008: $18.6 million).  Several factors contributed to the decrease in cash flow from operating activities from the prior year including, but not limited to:

●	losses from operations primarily due to reduced revenues impacting cash by $10.2 million; and
●
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

CryptoLogic did not declare a dividend for the fourth quarter 2009 and does not expect to declare any dividends for the foreseeable future.

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

Working Capital

CryptoLogic’s working capital at December 31, 2009 was $26.5 million (December 31, 2008: $41.2 million).

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

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in the Hosted Casino and also as Branded Games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in the revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during the second quarter of 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the year ended December 31, 2010 amortization of $3.1 million (2009: $0.8 million; 2008 $1.1 million) was recorded as a reduction of revenue.

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

The Company regularly performs an analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.  During Q4 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot.  The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $0.8 million.

At December 31, 2010, accounts payable and accrued liabilities include $5.4 million in jackpot provisions (2009: $3.0 million).  This amount is sufficient to cover the full amount of any required pay-out.

During 2009, the Company reviewed its e-cash operations and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised.  Accordingly, approximately $1.7 million that was recorded as a liability for future payments was no longer required.  These changes were recorded in revenue in the accompanying consolidated statements of loss and comprehensive loss.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters.  Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome.  Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlements or awards under such claims are provided for when reasonably determinable.  Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.  During 2009, the Company reviewed its accounting for certain contingencies and determined $0.8 million was no longer required, which increased revenue by a corresponding amount.

The Company regularly reviews its long-term assets, comprising capital assets, intangible assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability generally requires the Company to estimate the fair value of the long-term asset, which requires the Company to make assumptions and judgments on several items including, but not limited to, the future cash flows that will be generated by these assets and the appropriate discount rate to apply to those cash flows.  Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.  During 2010, the Company recorded impairment charges of $5.6 associated with intangible assets and certain capital assets.  (2009: $15.5 million impairment associated with goodwill, capital assets and long-term investments).

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

The Company has a stock option plan where the amount of compensation expensed is determined using an option pricing model.  In addition, the Company provided a long-term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria and the Company’s stock price.  Calculations for these plans with the necessary assumptions inherently mean judgments are required by management.

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

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year end, and of the opening balance sheet as at the date of adoption.

The IFRS conversion project consists of three phases which have been substantially completed by the Company.  However, management has not yet finalized the determination of the impact of these differences on the consolidated financial statements.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS.

Phase Two: Analysis and Development, involved detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review involved the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary, culminating in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

Impact on Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has completed an assessment of its internal controls over financial reporting and its disclosure controls and procedures.  There were no matters identified that materially affect, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Changes in Accounting Policies

The Company has identified the following key areas where changes in accounting policies are expected to impact our consolidated financial statements.  The individual amounts disclosed, which are estimates based on current expectations, are on a pre-tax basis and the tax impact of all changes discussed is presented on an overall basis.  The list and comments should not be regarded as a complete list of estimated changes that will result from transition to IFRS and are intended to highlight those areas the Company believes are most significant.

The information set out below is provided to allow users of the financial statements to obtain a better understanding of the Company’s IFRS changeover plan and the resulting possible effects on, for example, the financial statements and operating performance measures.  These are estimates based on the Company’s current understandings, and readers are cautioned that it may not be appropriate to use such information for any other purpose.  This information also reflects the Company’s most recent assumptions and expectations; circumstances may arise such as changes in IFRS, regulations or economic conditions, which could change the assumptions or expectations.

The following unaudited consolidated financial statements show the expected impacts of the noted differences between IFRS and Canadian GAAP as at the date of transition (January 1, 2010) and as at and for the year ended December 31, 2010.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

		Previous GAAP	Effect of transition to IFRS	IFRS	Previous GAAP	Effect of transition to IFRS	IFRS
	Notes		January 1, 2010			December 31, 2010
ASSETS
Deferred tax assets		$1,549	$–	$1,549	$864	$–	$864
Property, plant and equipment	D	7,774	(4,948)	2,826	4,713	(2,128)	2,585
Intangible assets	B, D	4,342	4,564	8,906	95	2,115	2,210
Total non-current assets		13,665	(384)	13,281	5,672	(13)	5,659
Total current assets		49,705	–	49,705	31,886	–	31,886
Total assets		$63,370	$(384)	$62,986	$37,558	$(13)	$37,545

EQUITY
Share capital		$33,916	$–	$33,916	$34,129	$–	$34,129
Stock options	A	7,633	(1,987)	5,646	7,826	(2,262)	5,564
Deficit	A	(4,753)	1,987	(2,766)	(25,140)	2,262	(22,878)
Total equity attributable to equity holders of the Company		36,796	–	36,796	16,815	–	16,815
Non-controlling interest	C	2,948	–	2,948	1,226	–	1,226
Total equity		39,744	–	39,744	18,041	–	18,041

LIABILITIES
Deferred tax liabilities	B	384	(384)	–	29	(13)	16
Total non-current liabilities		384	(384)	–	29	(13)	16
Total current liabilities		23,242	–	23,242	19,488	–	19,488
Total liabilities		23,626	(384)	23,242	19,517	(13)	19,504

Total equity and liabilities		$63,370	$(384)	$62,986	$37,558	$(13)	$37,545

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

		Previous GAAP	Effect of transition to IFRA	IFRS
	Note		December 31, 2010
Continuing operations:
Total Revenue		$25,988	$–	$25,988
Operating expenses:	A	30,230	(275)	29,955
General and administrative expenses		7,561	–	7,561
Reorganization expenses		1,935	–	1,935
Impairment of property, plant and equipment		1,763	–	1,763
Impairment of intangible assets		3,566	–	3,566
Depreciation		2,047	–	2,047
Amortization of intangible assets		325	–	325
		47,427	(275)	47,152
Results from operating activities		(21,439)	275	(21,164)
Finance income		80	–	80
Finance costs		(65)	–	(65)
Net finance costs		15	–	15
Other income		185	–	185
Loss before income taxes		(21,239)	275	(20,964)
Income tax expense		657	–	657
Loss for the period		(21,896)	275	(21,621)
Other comprehensive income		–	–	–
Other comprehensive income for the period net of income tax		–	–	–
Total comprehensive income for the period		$(21,896)	$275	$(21,621)
Loss attributable to:
Shareholders of the Company		(20,387)	275	(20,112)
Non-controlling interests		(1,509)	–	(1,509)
Loss for the period		$(21,896)	$275	$(21,621)
Total comprehensive income attributable to:
Shareholders of the Company		–	–	–
Non-controlling interests		–	–	–
Total comprehensive income for the period		$–	$–	$–
Loss per share:
Basic loss per share		$(1.58)		$(1.57)
Diluted loss per share		$(1.58)		$(1.57)

A.	Share-Based Payments

The Company has a stock option plan for directors, officers and other key employees.  Under Canadian GAAP, stock option grants are accounted for as capital transactions at the time of the grant and are reflected as stock options in the total equity attributable to the equity holders of the Company.  The fair value of the options is measured at grant date using the Black-Scholes pricing model, and is recognized over the period that the employee earns the options.  The fair value is recognized as an expense in the consolidated statements of comprehensive loss with a corresponding increase in equity.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.  The Company does not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures are accounted for as they occur.

Under IFRS, stock options for directors, officers and other key employees are measured initially, based on the fair value of the options, using an option-pricing model.  Each vesting installment over the vesting period of the options is accounted for as a separate arrangement and the Company estimates the number of options for which the requisite service is expected to be rendered.

Expected Impact:

In accordance with IFRS 1, the adjustment will be recorded in opening deficit upon transition to IFRS.  We expect the change at January 1, 2010 will be a decrease in deficit of $2.0 million with a corresponding decrease in stock options reserve.  Net income for the year ended December 31, 2010 is expected to increase by $0.3 million.

B.	Deferred Tax

In January 2007, the Company acquired the poker brand and the customer list of Parbet and the assets and operations of Casino.co.uk, a gaming portal.  Included in the allocation of the purchase price, the Company recorded future income tax liabilities.

Under IFRS, a deferred tax liability is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

Expected Impact:

In accordance with IFRS 1, an adjustment will be recorded as a decrease in intangible assets in the consolidated balance sheets and a corresponding decrease in deferred tax liabilities.  We expect the change at January 1, 2010 will be a decrease in intangible assets in the consolidated balance sheets of $0.4 million with a corresponding decrease in deferred taxes.  The Company does not expect any impact to net income for the year ended December 31, 2010.

C.	Non-Controlling Interest

Under Canadian GAAP, the Company classifies non-controlling interest (minority interest) as a separate component between liabilities and equity in the consolidated balance sheets.

Under IFRS, non-controlling interest is classified as a component of equity separately disclosed from the parent shareholders’ equity.

In addition, the Company has elected to avail of the exemption under IFRS 1, not to retrospectively restate any business combinations under IFRS 3 Revised.

Expected Impact:

In accordance with IFRS 1, the adjustment will be recorded as a reduction in non-controlling interest recorded as a separate component between liabilities and equity of $3.0 million and a corresponding increase in equity.

D.	Property, Plant and Equipment

Under Canadian GAAP, the Company classifies computer software licenses and capitalized software development costs as property, plant and equipment.

Under IFRS, computer software licenses and capitalized software development costs are classified as intangible assets.

Expected impact:

In accordance with IFRS 1, the adjustment will be recorded as a reduction in property, plant and equipment and a corresponding increase in intangible assets of $4.9 million at January 1, 2010 and $2.1 million at December 31, 2010.

C.   RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market.  Research and development personnel comprised 18% of our workforce at December 31, 2010 (2009: 34%; 2008: 34%).

D.   TREND INFORMATION

Refer to the Overview at the beginning of this “Item 5. Operating and Financial Review and Prospects” above.

E.   OFF-BALANCE SHEET ARRANGEMENTS

As of March 21, 2011, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.   CONTRACTUAL OBLIGATIONS

The following table summarizes our known contractual obligations as of December 31, 2010:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(In thousands of U.S. dollars)
Facility leases	$4,688	$1,161	$2,033	$932	$562
Minimum royalty payments and purchase commitments	3,344	2,590	529	225	–
Total outstanding cash commitments	$8,032	$3,751	$2,562	$1,157	$562

Total cash commitments at December 31, 2010 were $8.0 million (2009: $14.6 million).  The Company has entered into lease agreements for premises expiring at various periods up to May 2020.

G.   SAFE HARBOR

Refer to “Cautionary Statement Regarding Forward-Looking Information” on page 2 of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table and the narrative that follows set forth the name, age, residence, position, date of first election of each director and member of senior management for CryptoLogic as at March 21, 2011.

Name and Municipality of Residence	Age	Principal Occupation	Served as a Director (5)/ Officer Since
Thomas Byrne (1)(2)(3)(4) Dublin, Ireland	61	● Director ● Self-employed Chartered Accountant	April 13, 2007
David M.J. Gavagan (2)(3)(4) Dublin, Ireland	59	● Interim Chief Executive Officer, Chairman and Director ● Self-employed Chartered Accountant	June 17, 2008
James Wallace (1)(2)(4) Cheshire, England	67	● Director ● Self-employed Chartered Accountant	June 3, 2009
Huw Spiers Dublin, Ireland	47	● Group Head of Operations and Chief Financial Officer	August 15, 2010
John Loughrey Dublin, Ireland	49	● General Counsel and Company Secretary	August 11, 2010
Ian Price West Sussex, England	49	● Group Head of Business Development	October 1, 2010
(1)	Member of Audit Committee at December 31, 2010 and up to March 21, 2011.
(2)	Member of Remuneration Committee at December 31, 2010 and up to March 21, 2011.
(3)	Member of Nominating Committee at December 31, 2010 and up to March 21, 2011.
(4)	Member of Compliance and Governance Committee at December 31, 2010 and up to March 21, 2011.
(5)	Each director is elected annually to hold office until the next annual meeting of shareholders.

Biographies of each of the directors and officers set out in the above table and their respective positions held for the last five years are noted below.

Thomas Byrne is a Chartered Accountant and a Chartered Director.  He was a partner in a global accounting firm before joining Ireland’s largest brokerage firm where he was head of Corporate Finance.  He set up his own corporate advisory company in 2001.  He served as Chairman of the Audit Committee of EcoSecurities Group Plc until it was privatized in late 2009.  In addition to serving on the boards of SWIP 11 PLC, the Irish Takeover Panel, and the Institute of Directors in Ireland, he is also a non-executive director of a number of Irish private companies.

David M.J. Gavagan was the co-founder and managing/senior partner of Hibernia Capital Partners, where he served in this capacity from 1996 until the fund closed in 2006.  Hibernia Capital Partners was a private equity fund manager.  At present, Mr. Gavagan is a self-employed Chartered Accountant and serves as a non-executive director on a number of private companies.  Mr. Gavagan was appointed Chairman of the Board at the annual shareholder’s meeting on June 3, 2009.  Mr. Gavagan was appointed Interim CEO on August 12, 2010.

James Wallace, FCA is a professional public company director who currently sits on the boards of two public companies in the United Kingdom.  He is currently Chairman of Scapa Group plc, and a non-executive director of the Manchester Airport Group.  Previously Mr. Wallace served as senior independent non-executive director and Audit Committee Chairman of NCC Group plc until 2010, Chairman of Bodycote International plc until 2008, and senior independent non-executive director of Holidaybreak plc until 2008.  Mr. Wallace also served as Chairman of Sigma Capital Group plc until 2008 and Chairman of the Audit Committee of Sanctuary Group plc until 2007.  Mr. Wallace is also a chartered accountant by profession.

Huw Spiers, FCA is a Fellow of the Institute of Chartered Accountants in England and Wales.  From 2009 to 2010, Mr. Spiers was CFO at dotMobi, a leading domain registry and mobile technology company based in Dublin.  Mr. Spiers prior posts include nine years at PolarLake, a provider of data distribution and integration solutions primarily for financial services and government markets, five years as director and CFO of London & Overseas Freighters, a NASDAQ and LSE-listed tanker shipping group headquartered in Bermuda, and Senior Manager with KPMG Peat Marwick.

John Loughrey was appointed General Counsel and Company Secretary in August 2010.  He previously held senior positions in the legal department for Vodafone Group Plc, and was an attorney for AirTouch Communications, Inc., and an associate with the law firm of Squire, Sanders & Dempsey.

Ian Price has over twenty years experience in senior management and operational roles in the betting and gaming industry and now leads CryptoLogic’s business development, product management and sales teams.  Mr. Price’s previous roles include Chief Operating Officer at LVS, a betting and gaming software development company, Head of UK Retail Operations at Paddy Power, Managing Director of Victor Chandler International, Operations Director at Victor Chandler International, and Regional Director at William Hill.

B.  COMPENSATION

The following table presents all compensation in respect of senior management for the financial year ended December 31, 2010.

Name and Principal Position	Year	Salary (1)	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans
David Gavagan Chairman, Interim Chief Executive Officer and Director	2010	111,549	NIL	NIL	NIL	NIL	NIL	76,263 (2)	187,812
Huw Spiers Group Head of Operations and Chief Financial Officer	2010	98,139	NIL	NIL	37,144	NIL	9,336	6,078 (3)	150,697
Ian Price Group Head of Business Development	2010	255,041	NIL	NIL	NIL	NIL	29,368	10,820 (3)	295,229
Brian Hadfield Former President, Chief Executive Officer and Director	2010	413,181	NIL	NIL	NIL	NIL	NIL	337,684 (4)	750,865
Stephen Taylor Former Chief Financial Officer and Director	2010	212,276	NIL	NIL	NIL	NIL	10,146	370,806 (5)	593,228
Tom McInnes Former Managing Director of AdsDotCom	2010	184,071	NIL	NIL	20,857	NIL	7,701	87,989 (4)	300,618
Barry Townsend Former Head of Development and Operations	2010	NIL	NIL	NIL	NIL	NIL	NIL	280,098 (6)	280,098
(1)
All amounts in this Table are expressed in US dollars.  Unless otherwise indicated, where actual compensation was paid in a currency other than US dollars, the amounts in this Table are calculated based on the average effective local currency to US dollar exchange rate for fiscal year 2010.

(2)	This is the amount paid for being Chairman of the Board and a Director.
(3)	This amount consists of a car allowance.
(4)	These amounts are made up of (i) separation agreement payments and (ii) a car allowance.
(5)
These amounts are made up of (i) amounts earned by Mr. Taylor while working away from Ireland, (ii) allowances for ongoing expenses provided to Mr. Taylor associated with his relocation and the relocation of his family to Dublin, Ireland including car allowance, cost of living adjustments, housing allowances and tuition reimbursements for the educational requirements of his family, (iii) a retention bonus due on each anniversary date of the date of his employment agreement with the Company up to February 14, 2010 and (iv) a payout for unused vacation days in Ireland.  Mr. Taylor’s duties required him to spend approximately one-third of his time away from Ireland.  With respect to the portion of his compensation associated with his time away from Ireland, Mr. Taylor was paid through a consulting arrangement between a wholly-owned subsidiary of the Company and a corporation wholly-owned by Mr. Taylor.

(6)
Mr. Townsend was a consultant to the Company.  His primary role was to oversee the functions of our Development and Operations Groups.  These amounts represent the fees paid to Townsend Squared Limited for the services of Mr. Townsend.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table presents information relating to all share-based and option-based awards outstanding as at December 31, 2010 in respect of senior management.

	Option-Based Awards				Share-Based Awards
Name	Number Of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Of Unexercised In-The- Money Options	Number Of Shares Or Units Of Shares That Have Not Vested	Market Or Payout Value Of Share-Based Awards That Have Not Vested
	(#)	($) (1)		($)	(#)	($)
Huw Spiers	45,000	1.18	September 9, 2015	10,350	NIL	NIL
Ian Price	10,000	C$3.30	July 12, 2014	NIL	NIL	NIL
(1)	All amounts in this Table are expressed in US dollars unless otherwise indicated.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards - Value Vested During The Year (1)	Share-Based Awards - Value Vested During The Year	Non-Equity Incentive Plan Compensation - Value Earned During The Year
David Gavagan	NIL	NIL	NIL
Huw Spiers	NIL	NIL	37,144
Ian Price	NIL	NIL	NIL
Brian Hadfield	NIL	NIL	NIL
Stephen Taylor	NIL	NIL	NIL
Tom McInnes	NIL	NIL	20,857
Barry Townsend	NIL	NIL	NIL
(1)	All amounts in this Table are expressed in US dollars.

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

The LTIP has been designed to reward participants for growth in earnings per share and share price through overlapping three-year performance cycles.  The LTIP payout is generally based upon the product of three factors: (i) the number of PSUs awarded; (ii) the share price at the end of the performance cycle; and (iii) a “performance modifier” that is based upon cumulative earnings per share actually achieved by the Company during the performance cycle.  Generally, if cumulative targeted earnings per share are not satisfied, no payouts are made.  Grants were made under the LTIP from 2005 to 2007 with final maturity on December 31, 2009.  No amounts were earned in fiscal year 2009, the final year of maturity.  No PSUs have been granted since fiscal 2007.

Pension Plan Benefits

The Company provides pension benefits to certain members of the senior management: Mr. Spiers in respect of whom the Company was contractually obligated to contribute $9,336 in 2010 and Mr. Taylor, in respect of whom the Company was contractually obligated to contribute $10,146 in 2010 to the pension plan provided by the Company for all of its Ireland-based employees; Mr. Price, in respect of whom the Company was contractually obligated to contribute $29,368 in 2010 to a pension plan; and Mr. McInnes, in respect of whom the Company was contractually obligated to contribute $7,701 to a pension plan.  Certain other managers receive pension benefits which were not material in 2010.

Termination and Change of Control Benefits

The following is a summary of termination and change of control payments or benefits accruing to senior management.

Huw Spiers – Group Head of Operations and Chief Financial Officer

The Company and Mr. Spiers entered into an employment agreement dated May 6, 2010.  Pursuant to Mr. Spiers’ employment agreement he is entitled to receive a fixed base salary, a bonus, a car allowance, and a contribution to his pension.  Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than For Cause

The Company may terminate Mr. Spiers’ employment by giving notice.  In such case, Mr. Spiers will be entitled to a lump sum payment made up of the following sums: (a) 12 months’ base salary; and (b) any unpaid bonus in respect of the previous year of employment.

Termination With Respect to a Change of Control

(The contracts of various members of senior management contain a definition of “change of control” and such definitions are not necessarily identical in all cases.)

In the event Mr. Spiers’ employment is terminated in connection with or following a change of control of the Company, Mr. Spiers will be entitled to a termination payment as set out above, and in addition, he will be entitled to a lump sum payment equal to three months’ base salary.

Voluntary Termination by Mr. Spiers

Mr. Spiers must provide the Company with a minimum of three months’ written notice should he wish to voluntarily terminate his employment with the Company.

Ian Price – Group Head of Business Development

The Company and Mr. Price entered into an employment agreement dated December 6, 2009.  Pursuant to Mr. Price’s employment agreement he is entitled to receive a fixed base salary, a bonus, a car allowance, and a contribution to his pension.  Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than For Cause

The Company may terminate Mr. Price’s employment by giving a minimum of nine months’ written notice.  The Company may elect to pay Mr. Price in lieu of his period of notice.

Voluntary Termination by Mr. Price

Mr. Price must provide the Company with a minimum of nine months’ written notice should he wish to voluntarily terminate his employment with the Company.

Brian Hadfield – Former President, Chief Executive Officer and Director

Brian Hadfield resigned as Chief Executive Officer and Director in August 2010.  Under the terms of an agreement entered into with Mr. Hadfield at the time of his resignation, Mr. Hadfield received a payment of €250,000.  Mr. Hadfield also agreed to certain non-compete and non-solicitation obligations.

Stephen Taylor – Former Chief Financial Officer and Director

Stephen Taylor resigned as Chief Financial Officer in August 2010.  Mr. Taylor is the owner of Westbury Marketing Limited (“Westbury”), which is a party to a Consulting Agreement (the “Consulting Agreement”), dated June 1, 2007 with Game Pack, a joint venture made up of three companies owned by the Company.  Under the terms of an agreement (the “Agreement”) entered into by the Company with Mr. Taylor at the time of his resignation, the Consulting Agreement was terminated and Westbury is to receive a cancellation fee of €22,000.  The Agreement also provided that CryptoLogic Inc., the Company’s subsidiary, and Mr. Taylor enter into a one year employment contract pursuant to which Mr. Taylor will receive a base salary of $260,000.

Tom McInnes – Former Managing Director of AdsDotCom

Tom McInnes resigned as Managing Director of AdsDotCom in September 2010.  Under the terms of an agreement entered into with Mr. McInnes at the time of his departure, Mr. McInnes received a payment of GB£48,150.

Director Compensation

Director Compensation Table

The following table presents all amounts of compensation provided to the directors for the year ended December 31, 2010:

Name	Fees Earned (1)	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Thomas Byrne	59,508	NIL	NIL	NIL	NIL	NIL	59,508
Geoffrey Finlay (2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Stephen Freedhoff (3)	19,857	NIL	NIL	NIL	NIL	NIL	19,857
David Gavagan	76,263	NIL	NIL	NIL	NIL	NIL	76,263
Robert Stikeman(4)	19,857	NIL	NIL	NIL	NIL	NIL	19,857
James Wallace	59,508	NIL	NIL	NIL	NIL	NIL	59,508
(1)	All amounts are in US dollars.
(2)	Geoffrey Finlay was appointed on May 17, 2010 and resigned on July 14, 2010.
(3)	Stephen Freedhoff did not stand for re-election and ceased to be a director on May 17, 2010.
(4)	Robert Stikeman did not stand for re-election and ceased to be a director on May 17, 2010.

Narrative Discussion

Director compensation consists of a retainer fee for non-executive directors and additional fees in connection with service as Board Chairman or committee chairs.  For the most recently completed financial year, director fees were set at €40,000 per annum ($52,920 per annum, based on the average effective euro to US dollar exchange rate for fiscal year 2010), with an additional €4,000 ($5,292, based on the average effective euro to US dollar exchange rate for fiscal year 2010) payable in connection with serving as a committee chair, and an additional €66,000 ($90,116 based on the average effective euro to US dollar exchange rate for fiscal year 2010) payable in connection with serving as Chairman of the Board of Directors of the Company.

Outstanding Share-Based Awards and Option-Based Awards

There were no share-based or option-based awards outstanding as at December 31, 2010 in respect of the directors.

C.  BOARD PRACTICES

All Directors are elected annually by the Company’s shareholders and hold office until the next Annual Meeting of Shareholders.  The Directors' service contracts do not provide for benefits upon termination of service.

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

Audit Committee

The members of the Audit Committee are Thomas Byrne and James Wallace.  Mr. Byrne serves as Chairman of the Audit Committee.  Each member is “independent” as that term is defined by the NASDAQ listing standards applicable to the Company.  The Audit Committee normally meets a minimum of four times per year.

The overall purpose of the Audit Committee is to monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

Remuneration Committee

The members of the Remuneration Committee are James Wallace and Thomas Byrne, both of whom are independent directors, and David Gavagan.  Mr. Wallace serves as the Chairman of the Remuneration Committee.  The Remuneration Committee normally meets a minimum of two times per year.

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

Compliance and Governance Committee

The members of the Compliance and Governance Committee are David Gavagan, Thomas Byrne and James Wallace.  Mr. Gavagan serves as Chairman of the Compliance and Governance Committee.  The Compliance and Governance Committee normally meets not less than once per year.

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

The members of the Nominating Committee are David Gavagan and Thomas Byrne.  Mr. Gavagan serves as Chairman of the Nominating Committee.

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

D.  EMPLOYEES

The following table sets forth information detailing the total number of employees at the years ended December 31, 2010, 2009, and 2008, which excluded an average of 14 consultants or independent contractors during the most recent financial year.

	2010	% Total	2009	% Total	2008	% Total
Total number of employees	111	100%	211	100%	276	100%
By country:
Malta	47	43%	–	–	–	–
Canada	39	35%	94	45%	151	55%
Ireland	18	16%	25	12%	17	6%
United Kingdom	7	6%	43	20%	35	13%
Cyprus	–	–	41	19%	65	23%
Other	–	–	8	4%	8	3%

E.  SHARE OWNERSHIP

The following table sets forth, as of March 21, 2011, the number of the Company’s Common Shares (including Exchangeable Shares) beneficially owned by the then serving senior management and Directors of the Company, individually, and as a group, and the percentage of ownership of the outstanding Common Shares (including Exchangeable Shares) represented by such shares.

The Common Share (including Exchangeable Shares) held by senior management and Directors listed below have voting rights no different than the voting rights associated with Common Shares generally.

Name of Beneficial Owner	Common Shares Held	Percent of Class
Thomas Byrne	8,000	*
James Wallace	NIL	*
David Gavagan	3,000	*
Ian Price	40,000	*
Huw Spiers	95,000	*
Senior Management and Directors of the Company as a group (6 persons)	146,000 (1)
*      Less than 1%
(1)      Includes the following options to purchase Common Shares

Name	Number of Options (#)	Exercise Price ($)	Date of Expiration
Ian Price	10,000 30,000	C$3.30 US$1.45	December 7, 2014 January 7, 2016
Huw Spiers	45,000 50,000	US$1.18 US$1.45	September 9, 2015 January 7, 2016

Stock Option Plan

The Company maintains a Stock Option Plan for its directors, officers and employees.  The principal features of the Stock Option Plan are as follows:

●	The Stock Option Plan authorizes the issuance of 3,900,000 options. As of December 31, 2010, there were 1,256,712 options are available for issuance under the Stock Option Plan.
●	Options have a term of five years or less and will be subject to earlier termination in certain circumstances. An option will only become exercisable after the following vesting periods:
●	one-third of the options granted to Directors will vest at the date of grant, one additional third one year thereafter, and the remaining third one year after that;

●
unless otherwise permitted by the Remuneration Committee, all other options granted will vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one year after the date of grant.  Vesting dates will follow annually on the anniversary date of the original grant, provided that in the event of a public takeover bid all options will immediately vest.

●
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

●	No one person may receive or hold options entitling the purchase of 5% or more the outstanding Common Shares of the Company.
●
The exercise price is fixed by the directors but is not less than the market value of the Common Shares at the date of the grant (the closing price on the day of the grant or the average between highest and lowest prices on such day).

●	Stock options are not assignable by the holder.
●	The CEO may issue up to 5,000 options to non-executive staff members without approval from the remuneration committee. However the CEO must report any issuances immediately.
●	No financial assistance will be provided by the Company to option holders in connection with the exercise of stock options granted under the Stock Option Plan.
●	The Stock Option Plan is administered by the Board of Directors on the advice of the Remuneration Committee.
●	Amendments to the Stock Option Plan require the approval of the directors and those shareholders not otherwise eligible to receive a benefit under the plan.

The following table sets forth the number of Common Shares authorized for issuance under the Stock Option Plan as at December 31, 2010.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Stock Option Plan C$	153,500	C$20.63	– (1)
Stock Option Plan US$	70,000	US$1.61	1,256,712 (1)
(1)	Stock Options can be issued in either C$ or US$. For simplification purposes, the amount disclosed here has been classified as US$.

Employee Share Purchase Plan

In 2005, the Company established an Employee Share Purchase Plan (ESPP) to provide employees with an opportunity to purchase Shares, further participants’ alignment with the interests of shareholders and allow them to participate in the growth of the Company.  Participation is limited to eligible employees and independent consultants of the Company and its subsidiaries.  Employees become eligible after six months of employment with the Company.  There are four (4) offering periods (each, an “Offering Period”) per year (once a quarter), as determined by the Board of Directors.  Shares will be purchased, through an agent, at market value on the open market of the Toronto Stock Exchange.  Employees may elect to purchase shares through a cash transaction at the beginning of the Offering Period, or through payroll deductions over a 12 month period.  Employees can contribute up to 10% of their salary (excluding bonuses).  The Company will match 50% of the employee’s contribution, subject to a C$2,500 annual limit.  Shares purchased with Company match funds will have a 12 month hold period (from the date of purchase).

No Common Shares were purchased as part of the ESPP in 2010.  As at December 31, 2010 there were 1,812 Shares held under the Employee Share Purchase Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

As of March 21, 2011 there were 12,907,120 Common Shares of CryptoLogic outstanding and 911,931 Exchangeable Shares in CEC outstanding.  Including Exchangeable Shares, the Common Shares outstanding would be 13,819,051.  The holders of Exchangeable Shares are entitled to one vote per Exchangeable Share.  CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic matters.  For the purposes of the table below, the number of Common Shares and Exchangeable Shares are added together to determine the percentage of votes held.

The following table sets forth information regarding beneficial ownership of our Common Shares as of March 21, 2011 by each person or organization that is known to us to own beneficially or exercise control or direction over shares carrying more than 5% of our outstanding Common Shares.

Name and Location of Beneficial Owner	Number of Common Shares	Percent of Common Shares Outstanding (excluding Exchangeable Shares)	Percent of Common Shares Outstanding (including Exchangeable Shares) (5)
Thousand Hills Limited Isle of Man	1,375,144 (1)	10.65%	9.95%
Royce & Associates, LLC New York, U.S.A.	1,233,875 (2)	9.56%	8.93%
DAS Capital Distressed Assets and Special Situations Fund Cayman Islands.	959,911 (3)	7.44%	6.95%
Renaissance Technologies Holdings Corporation New York, U.S.A.	826,500 (4)	6.40%	5.98%
(1)	Based upon information reported by Thousand Hills Limited in a Schedule 13G/A filed with the SEC on March 18, 2011 with respect to its beneficial ownership as of March 17, 2011.
(2)	Based upon information reported by Royce & Associates, LLC in a Schedule 13G/A filed with the SEC on February 4, 2011 with respect to its beneficial ownership as of December 31, 2010.
(3)
Based upon information reported by DAS Capital Distressed Assets and Special Situations Fund in a Schedule 13D/A filed with the SEC on January 31, 2011 with respect to its beneficial ownership as of January 18, 2011.

(4)
Based upon information reported by Renaissance Technologies Holdings Corporation in a Schedule 13G/A filed with the SEC on February 11, 2011 with respect to its beneficial ownership as of December 31, 2010.

(5)	Based upon 13,819,051 shares outstanding (including Exchangeable Shares) as of March 21, 2011 and presuming the listed beneficial owners’ position remained unchanged.

The Common Shares held by the major shareholders listed above have voting rights no different than the voting rights associated with Common Shares generally.

As at March 21, 2011, we believe there were eight record holders of our Common Shares in the U.S., holding 99.2% of the outstanding Common Shares (excluding Exchangeable Shares).  However, we believe the number of beneficial shareholders is much higher, as the bulk of the shares held by these eight registered holders are held in trust for others.  To our knowledge, the Company’s Exchangeable Shares are only held by Canadian residents.

As far as is known to the Company, CryptoLogic is not directly or indirectly owned or controlled by another corporation, by another foreign government or by any other natural or legal person severally or jointly.

B.   RELATED PARTY TRANSACTIONS

The Company has engaged the services of Stikeman Keeley Spiegel Pasternack LLP, a law firm in which Robert Stikeman (former Chairman of the Board of Directors) is a partner.  Fees paid to this firm were $0.01 million in 2010 (2009:

$0.06 million; 2008: $0.4 million).  In fiscal 2009, the Company determined that Stikeman Keeley Spiegel Pasternack LLP would no longer act as primary outside counsel and its services have been transitioned to another law firm.

The Company incurred no fees in 2010 (2009: $0.03 million; 2008: $0.01 million) to Stamford Law Corporation, a law firm in which Wai Ming Yap (a former member of the Board of Directors) is a partner.

ITEM 8.   FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Refer to “Item 17. Financial Statements” for a list of financial statements filed with this annual report.

Legal Proceedings

We are involved in litigation arising in the ordinary course of business.  The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

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

In December 2010, a significant supplier of games delivered to the Company a notice of arbitration relating to the agreement between the two companies.  In February 2011, the Company delivered to the supplier a notice of termination of the agreement, to take effect from March 2011.  Notwithstanding this termination, discussions are ongoing with the aim of reaching a commercially acceptable solution prior to the commencement of significant arbitration proceedings.  In the absence of achieving such a solution, arbitration hearings are likely to proceed later in 2011.

In February 2011, a brand licensor delivered to the Company a notice purporting to terminate the brand license agreement between the two companies, claiming that the Company had breached such agreement.  The Company believes there is no breach that warrants termination of the agreement and, accordingly, considers the agreement to remain in force.

Dividend Policy

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

B.   SIGNIFICANT CHANGES

There have been no significant changes to the Company’s financial information since December 31, 2010.

ITEM 9.  THE OFFER AND LISTING

The following table sets forth, for the periods indicated, the range of the high and low prices of our Common Shares as reported by the Toronto Stock Exchange (symbol:  CRY), NASDAQ Global Select Market (symbol:  CRYP) and the Main Market of the London Stock Exchange (symbol:  CRP):

Period	Toronto Stock Exchange (C$)		NASDAQ (US$)		London Stock Exchange (British pence)
	High	Low	High	Low	High	Low
Fiscal Year Ended December 31, 2010	4.73	1.10	4.69	1.06	255.00	55.00
Fiscal Year Ended December 31, 2009	10.19	3.01	8.60	2.35	547.50	185.00
Fiscal Year Ended December 31, 2008	22.20	2.06	21.77	2.08	1,120.00	150.00
Fiscal Year Ended December 31, 2007	34.81	17.00	31.20	17.26	1,520.00	893.50
Fiscal Year Ended December 31, 2006	33.09	17.06	29.20	15.24	1,625.00	872.50

Fiscal Year Ended December 31, 2010
Fourth Quarter	1.90	1.16	1.96	1.12	105.00	55.00
Third Quarter	2.30	1.10	2.26	1.06	165.00	85.00
Second Quarter	4.73	1.93	4.69	1.80	245.00	165.00
First Quarter	4.05	2.76	3.90	2.66	255.00	205.00

Fiscal Year Ended December 31, 2009
Fourth Quarter	6.61	3.01	6.42	2.90	400.00	185.00
Third Quarter	8.05	6.32	7.44	5.87	443.00	370.00
Second Quarter	10.19	5.68	8.60	4.59	547.50	337.50
First Quarter	7.40	3.03	6.01	2.35	403.75	205.00

February 2011	1.42	1.01	1.45	1.02	100.00	70.00
January 2011	1.58	1.34	1.58	1.33	110.00	105.00
December 2010	1.90	1.17	1.96	1.17	105.00	85.00
November 2010	1.36	1.21	1.40	1.20	85.00	55.00
October 2010	1.49	1.16	1.40	1.12	85.00	55.00
September 2010	1.60	1.10	1.47	1.06	105.00	85.00

The following table sets forth, for the periods indicated, the range of the high and low prices of our Exchangeable Shares as reported by the Toronto Stock Exchange (symbol: CXY):

Period	Toronto Stock Exchange (C$)
	High	Low
Fiscal Year Ended December 31, 2010	4.53	1.10
Fiscal Year Ended December 31, 2009	10.00	2.76
Fiscal Year Ended December 31, 2008	22.90	2.75

Fiscal Year Ended December 31, 2010
Fourth Quarter	1.68	1.10
Third Quarter	2.07	1.10
Second Quarter	4.53	2.20
First Quarter	4.00	2.75

Fiscal Year Ended December 31, 2009
Fourth Quarter	1.90	1.16
Third Quarter	2.30	1.10
Second Quarter	4.73	1.93
First Quarter	4.05	2.76

February 2011	1.37	1.00
January 2011	1.45	1.32
December 2010	1.68	1.15
November 2010	1.35	1.10
October 2010	1.34	1.16
September 2010	1.69	1.10

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

Not applicable.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2013, a dividend paid by CryptoLogic generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) CryptoLogic is a “qualified foreign corporation” (as defined below); (b) the U.S. Holder receiving such dividend is an individual, estate, or trust; and (c) such dividend is paid on CryptoLogic shares that have been held by such U.S. Holder for at least 61 days during the one hundred and twenty-one (121) day period beginning sixty (60) days before the ex-dividend date.

CryptoLogic generally will be a “qualified foreign corporation” under Section 1(h)(11) of the U.S. Code (a “QFC”) if CryptoLogic is eligible for the benefits of the U.S.-Ireland Income Tax Treaty or, if not, the CryptoLogic shares are readily tradable on an established securities market in the U.S.  CryptoLogic believes that it was a QFC for the previous taxable year and expects that it will be a QFC for the current taxable year.  However, even if CryptoLogic satisfies one or more of the QFC requirements, CryptoLogic will not be treated as a QFC if CryptoLogic is a PFIC for the taxable year during which CryptoLogic pays a dividend or for the preceding taxable year.

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

Consequences if CryptoLogic Classified as a PFIC

CryptoLogic believes that it was not a PFIC for its taxable year ending December 31, 2010.  Whether CryptoLogic will be considered a PFIC for any taxable year will depend on the assets and income of CryptoLogic over the course of such taxable year.  PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.  The determination of whether CryptoLogic will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that CryptoLogic has not been and will not become a PFIC during any taxable year in which U.S. Holders held CryptoLogic shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of CryptoLogic under the PFIC rules.

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

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of CryptoLogic, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the “ordinary earnings” of CryptoLogic, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which CryptoLogic is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by CryptoLogic.

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

Backup Withholding Tax and Information Reporting Requirements

Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of dividends made on CryptoLogic shares, or the proceeds of the sale or other disposition of the CryptoLogic shares or the CryptoLogic shares that are made within the U.S. or through certain U.S. related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the current rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number (generally on a Form W-9) or otherwise fails to comply with applicable U.S. information reporting or certification requirements.  Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Legislative Developments

Newly-enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, for taxable years beginning on or after January 1, 2011, newly-enacted legislation requires certain U.S. Holders who are individuals to report to the IRS certain interests owned by such U.S. Holders in stock or securities issued by a non-U.S. person (such as CryptoLogic) if the aggregate value of all such interests exceeds US$50,000.  U.S. Holders should consult their own tax advisers regarding the effect, if any, of this legislation on their acquisition, ownership, and disposition of CryptoLogic shares.

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

This discussion is for general information only and it is not intended to be, nor should it be construed to be legal or tax advice to any Irish Holder or prospective Irish Holder of shares of the Company, and no opinion or representation with respect to the Irish income tax consequences to any such Irish Holder or prospective Irish Holder is made.  Accordingly, Irish Holders and prospective Irish Holders of shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the Irish tax consequences of purchasing, owning and disposing of shares of the Company.

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

Non-Irish resident corporate shareholders that:

●	are ultimately controlled by residents of a Relevant Territory;
●	are resident in a Relevant Territory and are not controlled by Irish residents;
●	have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a “relevant territory or territories”; or
●
are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a “relevant territory or territories”;

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

A declaration in the prescribed form and any other evidence required must be provided to establish entitlement to the exemption.  The documentation requirements for non-resident companies changed in 2010 which streamlines the process for claiming the dividend withholding tax exemption, in respect of dividends made on or after 3 April 2010.

U.S. or Canadian Shareholders that do not currently fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the relevant treaty.

Income Tax

Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income.  This liability is limited to tax at the standard rate and therefore, where dividend withholding tax has been deducted, this will satisfy the tax liability.

However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is:

●	an individual resident in the U.S. or Canada (or any other country with which Ireland has concluded a double taxation treaty); or
●	a corporation that is ultimately controlled by persons resident in the U.S. or Canada (or any other country with which Ireland has concluded a double taxation treaty); or
●
a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty; or

●	a corporation resident in another EU member state or in a country with which Ireland has concluded a double taxation treaty, which is not controlled directly or indirectly by Irish residents; or
●
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

There are provisions to subject a person who disposes of an interest in a company while temporarily being non-Irish resident, to Irish capital gains tax.  This treatment will apply to Irish domiciled individuals:

●	who cease to be Irish resident;
●	who own the shares when they cease to be resident;
●	if there are not more than 5 years of assessment between the last year of Irish tax residence prior to becoming temporarily non-resident and the tax year that he/she resumes Irish tax residency;
●	who dispose of an interest in a company during this temporary non-residence; and
●	the interest disposed of represents 5% or greater of the share capital of the company or exceeds €500,000 in value.

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

Irish Stamp Duty for U.S. and Canadian Residents

On the basis that CryptoLogic, which is a Guernsey incorporated company, also has its registered office and maintains its share register in Guernsey, the ordinary shares of CryptoLogic should not be considered Irish property and therefore no Irish stamp duty should apply on their transfer unless:

●	the transfer of such shares is executed in Ireland; or
●	the transfer relates to a matter or thing done or to be done in Ireland.

Even if the above circumstances i) and ii) apply, there is an exemption currently applied in practice by the Irish Revenue Commissioners to the effect that no Irish stamp duty should arise on the transfer of shares in non-Irish registered companies provided the transfer of shares is not related to immoveable property in Ireland or related to shares of a company which is registered in Ireland.

Irish stamp duty is payable on transfers of ordinary shares of Irish registered companies (other than between spouses, transfers made between 90% associated companies subject to satisfying certain conditions and other exempt transfers) wherever a document of transfer is executed.  Where such transfers are attributable to a sale, stamp duty will be charged at a rate of 1%, rounded to the nearest euro.  The stamp duty is calculated on the amount or value of the consideration (i.e. purchase price) or, if the transfer is by way of a gift (subject to certain exceptions) or for consideration less than the market value, on the market value of the shares.  Where the consideration for the sale is expressed in a currency other than euro, the duty will be charged on the euro equivalent calculated at the rate of exchange prevailing on the date of the transfer.

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

CryptoLogic shares should not be regarded as property situated in Ireland for CAT purposes on the basis the share register of CryptoLogic is not is held in Ireland.  However, CAT could apply to a gift or inheritance of Ordinary Shares if the donor or person who receives the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.  The person who receives the gift or inheritance is liable for CAT.

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

I.   SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)	Overview

The Company has exposure to credit risk and market risk from its use of financial instruments.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The carrying amount of the Company’s financial assets represents its maximum credit exposure.

Accounts Receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses.  Historically the Company has not experienced any significant credit losses associated with its online poker, Hosted Casino and Branded Games businesses.  The growth of the Branded Games business and the outsourcing of poker has increased accounts receivable further as revenue from Branded Games and settlement of player funds between the Company and its poker room operator are collected at least fifteen days in arrears.  Consequently, the Company has at least one month of Branded Games revenue included in accounts receivable at any balance sheet date.  The amount of player funds to be settled between the Company and its poker room operator fluctuates depending on various factors including poker activity and respective skill of players.

The Company has trade accounts receivable and other receivables of $5.0 million (2009: $8.0 million).  The Company does not have any material accounts receivable balances greater than 90 days outstanding.  As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and Cash Equivalents

The Company holds investments, according to Company investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

(c)	Market Risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates.  The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances.  The Company believes that it is, to a degree, naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at December 31, 2010, approximately 66% of the Company’s financial assets were denominated in its functional currency (2009: 78%).

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days.  The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at December 31, 2010 was 0.53% (2009: 1.24%).

(d)	Quantification of Risk Exposure: Foreign Currency Risk

At December 31, 2010, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

	USD	EUR	GBP	Others	Total
Cash and cash equivalents and user funds	$11.6	$3.5	$1.3	$0.4	$16.7
Accounts receivable and other	$1.1	$2.6	$0.8	$0.6	$5.0
Accounts payable and accrued liabilities	$(3.1)	$(3.2)	$(6.2)	$(0.6)	$(13.1)
User funds	$(2.2)	$(3.4)	$(0.4)	$–	$(6.1)
Net balance sheet exposure	$7.4	$(0.5)	$(4.5)	$0.4	$2.5

The Company’s revenue and expense exposure for revenue and expenses denominated in foreign currencies was substantially as follows:

	USD	EUR	GBO	CAD	Others	Total
Revenue
2010	$7.0	$8.7	$10.3	$–	$–	$26.0
2009	$13.7	$10.4	$15.7	$–	$–	$39.8
2008	$19.0	$12.4	$30.1	$–	$–	$61.5
Expenses
2010	$8.4	$15.1	$11.7	$11.6	$0.6	$47.5
2009	$23.3	$17.6	$14.8	$21.3	$0.6	$77.6
2008	$24.5	$27.6	$18.3	$28.3	$0.8	$99.6

Foreign Exchange Sensitivity Analysis

Gross Balance Sheet Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at December 31, 2010 would have decreased the loss by approximately $0.5 million.  This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at December 31, 2010.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Net Revenue Exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the year ended December 31, 2010 would have decreased revenue, and correspondingly increased losses, by approximately $1.9 million.  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Expense Exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table for the year ended December 31, 2010 would have decreased expense, and correspondingly decreased losses, by approximately $3.9 million.  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Foreign Exchange: In the year ended December 31, 2010, the Company recognized a total foreign exchange gain of $0.2 million (2009: $(0.3 million), 2008: $(6.2 million)), which is recorded in operating expenses in the accompanying consolidated statements of loss and comprehensive loss.

(e)	Quantification of Risk Exposure: Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days.  The Company is exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location it invests in.

Interest Rate Sensitivity Analysis

Interest Income Exposure: A 100 basis point increase in interest rates on average for the year ended December 31, 2010 would have increased interest income by approximately $0.2 million.  This analysis assumes that all other variables remained constant during the quarter.  A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

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

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to an exemption for smaller reporting companies under Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

 There were no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Thomas Byrne and James Wallace are members of the Audit Committee of the Company’s Board of Directors, who each qualify as an “audit committee financial expert” based on their education and experience.  Messrs. Byrne and Wallace are independent, as that term is defined by the NASDAQ listing standards applicable to our Company.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed for audit and non-audit services by Grant Thornton in the fiscal years ended December 31, 2010 and 2009 are outlined in the following table (in thousands of U.S. dollars):

	2010	2009
Audit Fees	$825	$1,262
Tax Fees	$183	$126
Total	$1,008	$1,388

Audit Fees

Audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and subsidiary companies, the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities and review of documents filed with U.S., Canadian and U.K. securities regulatory authorities as well as advisory services related to Sarbanes-Oxley.

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

Pre-Approval Policies and Procedures

The Company’s Audit Committee has concluded that the provision of services other than audit services is compatible with maintaining auditor independence.  The Audit Committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management.  The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors.  The policy gives guidance to the Company’s management as to the specific types of services that have been pre-approved.  The Company’s senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.  For the year ended December 31, 2010, none of the audit-related and tax fees described above were an exception to the Audit Committee’s pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under NASDAQ’s continued listing requirements, an issuer is required to have an audit committee consisting of at least three independent directors.  Upon Mr. Gavagan’s appointment as Interim Chief Executive Officer, he was no longer considered independent and, accordingly, the Company does not have three independent directors.  The Company has reported to NASDAQ that the audit committee currently comprises only two members.  The Company, under NASDAQ continued listing requirements, has until the next Annual General Meeting to rectify this situation.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

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

PART III

ITEM 17.  FINANCIAL STATEMENTS

The following financial statements and schedule, together with the report of Grant Thornton thereon, are filed as part of this annual report:

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
3.1
Voting and Exchange Trust Agreement dated April 20, 2007 among CryptoLogic Exchange Corporation, CryptoLogic Limited, and Equity Trust & Transfer Company (incorporated by reference to Exhibit 3.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed June 30, 2009)

4.1
Employment Agreement dated February 27, 2008 between CryptoLogic Limited and Brian Hadfield (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.2
Amending Agreement dated November 11, 2008 to Employment Agreement dated February 27, 2008 between CryptoLogic Limited and Brian Hadfield (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed June 30, 2009)

4.3
Second Amending Agreement dated January 13, 2009 to Employment Agreement dated February 27, 2008 between CryptoLogic Limited and Brian Hadfield (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed June 30, 2009)

4.4
Employment Agreement dated June 1, 2007 between CryptoLogic Limited and Stephen Taylor (incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.5
Consulting Agreement dated June 1, 2007 between Westbury Marketing Ltd. and Stephen Taylor (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.6
Consulting Agreement dated June 1, 2007 between CryptoLogic Limited and Westbury Marketing Ltd. (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.7
Consulting Agreement dated June 1, 2007 between Game Pack and Westbury Marketing Ltd. (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)

4.8	Long-Term Incentive Plan effective January 1, 2005 (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)
4.9	Employment Agreement dated May 6, 2010 between CryptoLogic Limited and Huw Spiers
4.10	Employment Agreement dated September 18, 2009 between WagerLogic (UK) Limited and Ian Price
4.11	Consulting Agreement dated August 12, 2010 between CryptoLogic Limited and David Gavagan
4.12	Amendment dated November 8, 2010 to the Consulting Agreement dated August 12, 2010 between CryptoLogic Limited and David Gavagan
4.13	Second Amendment dated February 12, 2011 to the Consulting Agreement dated August 12, 2010 between CryptoLogic Limited and David Gavagan
8.1	List of Subsidiaries of CryptoLogic Limited
12.1	Certification of the Principal Executive Officer of CryptoLogic Limited filed pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer of CryptoLogic Limited filed pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer of CryptoLogic Limited furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer of CryptoLogic Limited furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRYPTOLOGIC LIMITED

Date: March 25, 2011	By: /s/ David Gavagan
David Gavagan
Chief Executive Officer

CRYPTOLOGIC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars)

Years ended December 31, 2010, 2009 and 2008

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Limited and its subsidiaries and all the information in Management's Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  These statements include some amounts that are based on best estimates and judgement.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Management has prepared the financial information presented elsewhere in Management's Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

The Company policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost.  Such systems are designed to provide reasonable assurance that the financial information including the preparation of the consolidated financial statements and accompanying notes is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the consolidated financial statements.  The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors.  The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities.  The Audit Committee reviews the Company's annual consolidated financial statements, the external auditors' report and other information in the Annual Report.  The Audit Committee reports its findings to the Board for consideration by the Board when it approves the consolidated financial statements for issuance to the shareholders.  The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

On behalf of the shareholders, the 2010 consolidated financial statements have been audited by Grant Thornton, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Grant Thornton has full and free access to the Audit Committee.

/s/ David Gavagan	/s/ Huw Spiers
Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF CRYPTOLOGIC LIMITED

We have audited the accompanying consolidated balance sheets of CryptoLogic Limited as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss, (deficit)/retained earnings, and cash flows for each of the three years in the period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CryptoLogic Limited as at December 31, 2010 and 2009 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from those generally accepted in the United States of America.  Information related to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.

Chartered Accountants
Dublin, Ireland
March 21, 2011

CRYPTOLOGIC LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
December 31, 2010 and 2009

	As at December 31, 2010	As at December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$10,584	$23,447
Security deposits (note 2)	515	250
Accounts receivable and other	5,046	7,972
Income taxes receivable	730	681
Prepaid expenses	8,942	9,426
	25,817	41,776

User funds held on deposit (note 3)	6,069	7,929
Future income taxes (note 17)	864	1,549
Capital assets (note 4)	4,713	7,774
Intangible assets (note 6)	95	4,342
	$37,558	$63,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$13,060	$13,156
Income taxes payable	359	2,157
	13,419	15,313

User funds held on deposit (note 3)	6,069	7,929
Future income taxes (note 17)	29	384
	19,517	23,626

Minority interest (note 8)	1,226	2,948

Shareholders' equity
Share capital (note 10)	34,129	33,916
Stock options (note 11)	7,826	7,633
Deficit	(25,140)	(4,753)
	16,815	36,796
	$37,558	$63,370

See accompanying notes to consolidated financial statements.

/s/ David Gavagan                                         Director, Chairman

/s/ Thomas Byrne                                         Director

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Revenue (note 20)	$25,988	$39,794	$61,526
Expenses
Operating	30,230	39,867	55,645
General and administrative	7,561	10,181	13,660
Reorganization (note 14)	1,935	7,111	1,390
Impairment of capital assets (note 4)	1,763	2,689	6,680
Impairment of long–term investments (note 5)	–	6,298	2,200
Impairment of goodwill and intangible assets (notes 6, 7)	3,566	6,545	7,214
Departure costs for former CEO (note 15)	–	–	3,400
Poker room integration costs (note 16)	–	–	3,124
Finance	65	83	359
Amortization	2,372	4,856	5,931
	47,492	77,630	99,603
Loss before undernoted	(21,504)	(37,836)	(38,077)
Interest income	80	446	2,077
Non-operating income (note 21)	185	–	102
Loss before income taxes and minority interest	(21,239)	(37,390)	(35,898)
Income taxes (recovery)/charge (note 17)
Current	(27)	664	542
Future	684	419	(1,026)
	657	1,083	(484)
Loss before minority interest	(21,896)	(38,473)	(35,414)
Minority interest (note 8)	(1,509)	(2,963)	(2,676)
Loss and comprehensive loss	$(20,387)	$(35,510)	$(32,738)
Loss per common share (note 13)
Basic	$(1.58)	$(2.78)	$(2.55)
Diluted	$(1.58)	$(2.78)	$(2.55)

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF (DEFICIT)/RETAINED EARNINGS
(In thousands of U.S. dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
(Deficit)/Retained earnings, beginning of period	$(4,753)	$32,032	$70,855
Loss	(20,387)	(35,510)	(32,738)
Dividends paid, excluding those paid to CEC shareholders	–	(1,275)	(4,992)
Excess of purchase price of treasury shares over stated value	–	–	(1,093)
(Deficit)/Retained earnings, end of period	$(25,140)	$(4,753)	$32,032

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In thousands of U.S. dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Cash flows (used in)/from Operating activities
Loss	$(20,387)	$(35,510)	$(32,738)
Adjustments to reconcile loss to cash provided by/(used in) operating activities
Amortization	2,372	4,856	5,931
Unrealized (gain)/loss on forward contract	–	(252)	536
Impairment of capital assets	1,763	6,709	6,680
Impairment of long–term investments	–	6,298	2,200
Gain on long-term investments	(185)	–	–
Impairment of goodwill and intangible assets	3,566	6,545	7,214
Poker room integration costs	–	–	3,124
Future income taxes	684	419	(1,026)
Minority interest	(1,509)	(2,963)	(2,676)
Stock options	193	777	1,895
	(13,503)	(13,121)	(8,860)
Change in operating assets and liabilities
Accounts receivable and other	2,926	(1,766)	2,821
Prepaid expenses	484	(2,610)	1,212
Accounts payable and accrued liabilities	(96)	(2,287)	(8,776)
Income taxes receivable/payable	(1,550)	2,011	(4,988)
	(11,739)	(17,773)	(18,591)
Financing activities
Dividends paid including those paid to CEC shareholders	–	(1,381)	(5,426)
Issue of capital stock	–	–	189
Repurchase of capital stock	–	–	(1,419)
	–	(1,381)	(6,656)
Investing activities
Purchase of capital assets	(1,065)	(445)	(4,535)
(Increase)/decrease in security deposits	(265)	–	1,250
Disposal of capital assets	21	–	–
Purchase of long-term investments	–	(477)	(2,695)
Cash received from long-term investments	185	–	–
Cash paid for Casino.co.uk	–	–	(1,254)
Decrease in restricted cash	–	7,175	13,401
	(1,124)	6,253	6,167
Decrease in cash and cash equivalents	(12,863)	(12,901)	(19,080)
Cash and cash equivalents, beginning of period	23,447	36,348	55,428
Cash and cash equivalents, end of period	$10,584	$23,447	$36,348
Supplemental cash flow information
Income taxes paid/(refunds received), net	$2,060	$(1,051)	$4,763
Interest received	83	388	1,637
Non-cash portion of options exercised	–	–	83

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

CryptoLogic Limited and its subsidiaries (the "Company") is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet.  The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators (“Hosted Casino”).  The Company also licenses individual games, generally with branded content, to licensed gaming operators (“Branded Games”).  The Company earns substantially all of its revenue from the hosting and service arrangements for the operation of online casino and poker games on behalf of licensed casinos and licensing Branded Games to licensed operators.  Substantially all of the Company's revenue is earned in U.S. dollars, British pounds and euro from licensees located outside of the United States.  The Company's functional currency is the U.S. dollar and, consequently, it measures and reports its results in U.S. dollars.

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the "Arrangement") and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement, became an indirect subsidiary of CryptoLogic Limited.  As part of the Arrangement, CryptoLogic Limited issued either an equivalent amount of its Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation ("CEC"), an indirect subsidiary of CryptoLogic Limited.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Common Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc.  Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under Canadian generally accepted accounting principles ("Canadian GAAP") (note 8).

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian GAAP.  Note 22 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.  Certain amounts included in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.  A summary of significant accounting policies is set out below:

(a)	Basis of presentation and going concern preparation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant intercompany balances and transactions have been eliminated upon consolidation.

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has incurred significant operating losses of $21,504, $37,836 and $38,077 and negative cash flows from operations of $11,739, $17,773 and $18,591 for the three years ended December 31, 2010, 2009 and 2008, respectively, which resulted in a decrease in cash and cash equivalents to $10,584, $23,447 and $36,348 as of December 31, 2010, 2009 and 2008, respectively.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a material reduction in operating and general and administrative expense by Q4 2010.  Management believes that the results of this restructuring have substantially mitigated doubts regarding the Company’s ability to continue as a going concern.

Management has considered expectations for future revenues and reduced operating and general and administrative expense and, on that basis, believes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business and, accordingly, it is appropriate to prepare the consolidated financial statements on a going concern basis.

(b)	Revenue recognition

The Company earns its revenue primarily from:

●	hosting and services arrangements related to the design and operation of casino and poker sites on the internet on behalf of licensed operators;
●	licensing individual games, generally with branded content to licensed operators;
●	advertising revenue generated on websites operated by the company; and
●	customizing its software for specific licensees and commerce-based transactions.

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

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

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

Interest income is recognized on an accrual basis.

(c)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments which are readily convertible into known amounts of cash that generally have maturity dates of 90 days or less.  As described in note 1 (e), cash and cash equivalents are stated at fair value as at December 31, 2010 and 2009.

(d)	Royalties

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in the revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the year ended December 31, 2010 amortization of $3,080 (2009: $829, 2008: $1,052) was recorded as a reduction of revenue in the accompanying consolidated statements of loss and comprehensive loss.

For the year ended December 31, 2010, the Company paid net royalties of $4,219 (2009: $5,412, 2008: $2,795).  The company is committed to make further royalty payments of $2,774.  See note 12.

(e)	Financial instruments

On January 1, 2008 the Company adopted CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”); Section 3863, Financial Instruments – Presentation (“Section 3863”) and Section 1535, Capital Disclosures (“Section 1535”).

Section 3862 requires disclosure in the financial statements that enables users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks.  The adoption of Section 3862 did not have a material impact on the Company’s financial statements in either the current or prior periods.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements over fair value measurement for financial instruments and liquidity risk disclosures including the introduction of a three-level hierarchy that reflects information inputs used in making the fair value measurements.  Level 1 is reserved for quoted prices in active markets for identical assets or liabilities, Level 2 is reserved for information other than quoted prices observed in an active market and Level 3 is for informational inputs that are not based on observable market data.  Fair value measurements that relied on Level 3 data also require the disclosure of the valuation technique used.  The Company has recorded fair value measurements on its long-term investments.  See note 5 for the required disclosures.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  The adoption of Section 3863 did not have a material impact on the Company’s financial statements in either the current or prior periods.

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed.  See note 9 for the required disclosure.

In January 2009, the Accounting Standards Board (“AcSB”) issued Emerging Issues Committee 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) that provided guidance on the recognition and measurement of certain financial assets and financial liabilities carried at fair value in accordance with Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”).  EIC-173 concluded that the fair value of financial assets and financial liabilities, including derivative instruments, must take into account the Company’s credit risk as well as the counterparty.  EIC-173 must be applied retroactively without restatement of prior periods.  The adoption of EIC-173 did not have a material impact on the Company’s financial statements in either the current or prior periods.

Financial assets held-for-trading

The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings.  Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Loans and receivables

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost.  The Company has determined that the carrying value represents fair value as at December 31, 2010 and 2009.

Financial liabilities recorded at amortized cost

All accounts payable, accrued liabilities and liabilities for user funds held on deposit are recorded at their amortized cost.  The Company has determined that the carrying value represents fair value as at December 31, 2010 and 2009.

Financial assets available-for-sale

Long-term investments are classified as available-for-sale assets which are measured at fair value.  Temporary changes in fair value of long-term investments are recognized in comprehensive income.  Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of loss and comprehensive loss.  Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

Section 3855 requires the Company to identify derivative instruments embedded in non-derivative contracts ("Embedded Derivatives") that require separation from the host contract and measure those Embedded Derivatives at fair value.  Subsequent changes in fair value of Embedded Derivatives are recognized in earnings in the year the change occurs.

(f)	Capital assets

Capital assets are stated at cost less accumulated amortization and impairment charges.  Once an asset is put into use, amortization is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Computer software and licenses	Straight-line	3 - 5 years
Capitalized software development	Straight-line	7 years
Leasehold improvements	Straight-line	Term of lease

(g)	Software development

Costs related to the development of software are expensed as incurred unless such costs meet the criteria for capitalization under Canadian GAAP.  The Company capitalizes certain computer software development costs incurred for products designed for internal use.  Capitalized software development costs are included in capital assets.

(h)	Provision for jackpots

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

The Company regularly performs an analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.  During 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot.  The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue in 2009 of $841.

At December 31, 2010, accounts payable and accrued liabilities include $5,353 in jackpot provisions (2009: $3,020).  This amount is sufficient to cover the full amount of any required pay-out.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

(i)	Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses carried forward.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the enactment or substantive enactment date.

(j)	Stock-based compensation

(i)           Stock options

The Company has a stock option plan for directors, officers and other key employees.  The Company applies the fair value method to all grants of stock options.  Stock option grants are accounted for as capital transactions at the time of the grant and are reflected as stock options in shareholders' equity.  The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock and the expected life of the options.  The estimated fair value of the options is recorded in the consolidated statements of loss and comprehensive loss as stock compensation expense over the options' vesting periods.  Upon exercise of stock options, the accumulated stock compensation expense recorded and the consideration paid are credited to share capital.

(ii)           Long-term incentive plan

From January 1, 2005 to January 31, 2007, the Company offered long-term incentive plans for its officers and directors (the "Plans").  The Plans provide for the granting of performance share units to retain certain individuals and reward participants for achieving various targets including, but not limited to, the growth in the Company's earnings per share, and share price, with vesting generally over a three-year performance period.

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

The company contributes to a defined contribution pension plan on behalf of certain employees.  Obligations for contributions to defined contribution pension plans are recognized as an expense in the consolidated statements of loss and comprehensive loss when they are due.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

(l)	Foreign currency translation

Monetary items denominated in currencies other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items and related amortization are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenue and expenses other than amortization are translated at rates in effect at the time of the transactions.  Foreign exchange gains and losses are included in the consolidated statements of loss and comprehensive loss.

(m)	Goodwill and intangible assets

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

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.  When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of loss and comprehensive loss.

During 2009, the Company assessed impairment of goodwill and determined that it was impaired by $6,545.  See note 7 for discussion.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

(n)	Earnings per common share

Shares of the Company and of CEC are participating securities and, accordingly, earnings per share is calculated using the two-class method.  The two-class method determines earnings per share for the Company's Common Shares and CEC shares according to dividends declared and participation rights in undistributed earnings, which in the case of the Company are equal.  The Company uses the treasury stock method in computing diluted earnings per common share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share.  It assumes that any proceeds would be used to purchase the Company's Common Shares at the average market price.

(o)	Variable interest entities

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

(p)	Use of estimates

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

The Company regularly reviews its estimates of future revenues under its license arrangements and, during 2010, the review identified that it was appropriate to begin amortizing royalty prepayments on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the year ended December 31, 2010, amortization of $3,080 (2009: $829, 2008: $1,052) was recorded as a reduction of revenue in the accompanying consolidated statements of loss and comprehensive loss.

During 2009 and 2008, the Company reviewed its e-cash operations and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised.  Accordingly, in 2009, $1,700 that was recorded as a liability for future payments was no longer required (2008: $1,200).  These changes were recorded in revenue in the accompanying consolidated statements of loss and comprehensive loss.

The Company regularly performs analyses of the accumulation of jackpot funds and amounts required to address jackpot payouts and resets.  During 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot.  The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue in 2009 of $841.

During 2009 and 2008, the Company revised its estimate for liabilities in respect of intellectual property matters based on new facts and circumstances, including negotiations and changes to the relevant case law, resulting in a reduction in accrued liabilities and a corresponding increase in revenue in 2009 of $750 (2008: $1,000).

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

(q)	Long-lived assets

Long-lived assets comprise capital assets and intangible assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or groups of assets and its eventual disposition.  Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.  See notes 4, 5, 6 and 7 for discussions of the impairments.

(r)	Recent accounting pronouncements

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

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year end and of the opening balance sheet as at the date of adoption.

The IFRS conversion project consists of three phases which have been substantially completed by the Company.  However, management has not yet finalized the determination of the impact of these differences on the consolidated financial statements.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS.

Phase Two: Analysis and Development, involved detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review involved the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary, culminating in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

2.	Security deposits

Security deposits are amounts held by the Company's banks as collateral provided to payment processors that process deposits and credit card transactions.

3.	User funds held on deposit

User funds held on deposit represent amounts deposited by end users of licensees for playing online games.  These funds are treated as deposits of the end users until such games are played.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

4.	Capital assets

	Computer equipment	Office furniture and equipment	Computer software licensese	Capitalized software development	Leasehold improvements	Total
Cost
Balance, December 31, 2009	$5,373	$1,013	$10,319	$4,300	$2,564	$23,569
Additions	349	161	243	–	312	1,065
Disposals	(12)	(48)	–	–	–	(60)
Impairments	–	–	–	(2,105)	–	(2,105)
SRED rebate	–	–	–	(295)	–	(295)
Balance, December 31, 2010	5,710	1,126	10,562	1,900	2,876	22,174

Amortization
Balance, December 31, 2009	(4,500)	(595)	(9,671)	–	(1,029)	(15,795)
Charge for the year	(402)	(188)	(482)	(523)	(452)	(2,047)
Disposals	10	29	–	–	–	39
Impairments	–	–	–	342	–	342
Balance, December 31, 2010	(4,892)	(754)	(10,153)	(181)	(1,481)	(17,461)

Net book value
Balance, December 31, 2010	$818	$372	$409	$1,719	$1,395	$4,713
Balance, December 31, 2009	$873	$418	$648	$4,300	$1,535	$7,774

Amortization expense of capital assets during the year was $2,047 (2009: $4,216; 2008: $4,306).  During 2010 and 2009, there were no changes in the estimated useful lives of computer equipment and office furniture and equipment.

During 2010, the Company disposed of office furniture and equipment and computer equipment associated with the consolidation of its operations into Malta.  The Company recorded a gain on disposal of these assets of $34, which is included in general and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss.

During 2010, the Company performed an impairment review of software development projects associated with the software gaming platform (“Agile”) designed to support multiple gaming methods.  The Company completed a valuation of these capitalized software development costs using the relief-from-royalty method which includes estimating the net cash flows expected from these projects and discounting cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net cash flows.

Using this approach the Company determined that the carrying amounts of these assets exceeded their fair value.  Consequently, in 2010, the Company recorded an impairment charge of $1,763, the amount by which the carrying value exceeded the estimated fair value.  This impairment charge is included in impairment of capital assets in the accompanying consolidated statements of loss and comprehensive loss.  These assets are amortized on a straight-line basis over seven years.

During 2009, as a result of difficult macroeconomic conditions and a decline in expected future revenues, the Company performed an impairment review on Agile using a similar relief-from-royalty method.  Using this approach, the Company determined that the carrying amounts of these assets exceeded their fair value.  Consequently, in 2009, the Company recorded an impairment charge of $2,689, the amount by which the carrying value exceeded the estimated fair value.  This impairment charge is included in impairment of capital assets in the accompanying consolidated statements of loss and comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

4.	Capital assets (continued)

During 2008, the Company completed a valuation of Agile using a similar relief-from-royalty method as the project was taking longer and costing more to complete than expected.  As a result, in 2008, the company recorded an impairment charge of $6,680, the amount by which the carrying value exceeded the estimated fair value.  This impairment charge was included in impairment of capital assets in the accompanying consolidated statements of loss and other comprehensive loss.

During 2009, the Company determined that certain assets were impaired and accordingly, in 2009, recorded an impairment charge to computer equipment of $1,224 and office equipment of $299.  In addition, in December 2009, the Company opted to exercise its right to early termination of one of its leased properties.  The Company determined that the leasehold improvements associated with the property were impaired and accordingly, in 2009, recorded an impairment charge of $2,497.  These impairment charges were included in Reorganization expenses in the accompanying consolidated statements of loss and other comprehensive loss.

The Company benefits from a Canada scientific research and experimental development tax incentive program (“SRED”) designed to encourage businesses operating within Canada developing advanced technological products and processes.  The tax credit was based on work capitalized as part of the Agile software development project; therefore, the Company reduced the cost basis of Agile by $295 (2009: $448), the net amount to be paid to the Company.

In 2008, the Company also recorded a loss of $427 in relation to software development projects associated with integration of certain poker operations.  See note 16 for details.

5.	Long-term investments

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. ("568"), a privately held company, for $1,068.  568 is a developer and distributor of online casual games to the Chinese market.  During 2008, the Company made a further investment by way of a $350 loan.  This loan is convertible into preference shares at the option of the Company.  The investment and the loan are classified as available-for-sale.  The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

During 2009, various indicators of impairment were identified including significant financial difficulty and continued operating losses.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  Accordingly, in 2009, the Company recorded an impairment charge of $1,418 or the entire carrying value of the investment, which is included in impairment of long-term investments in the accompanying consolidated statements of loss and comprehensive loss.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi Pte Ltd. ("Mikoishi"), a privately held company, for cash consideration of $4,258.  Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore.  The investment in Mikoishi is designated as available-for-sale which is measured at fair value.  In June 2009, the Company made a further investment by way of a $277 loan.  This loan is convertible into preference shares at the option of the Company.  The investment and the loan are classified as available-for-sale.  The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

5.	Long-term investments (continued)

During 2010, the Company exchanged its 12.7% ownership interest in and loan to Mikoishi for (i) a non-diluting call option to subscribe for 8% of all classes of shares in Mikoishi, (ii) SGD250 in cash and (iii) SGD200 to be received in cash in 2011.  The call option is designated as available-for-sale which is measured at fair value.  Cash consideration received is included in non-operating income when received in the accompanying consolidated statements of loss and comprehensive loss.  See note 21 for details.

During 2009, various indicators of impairment were identified including significant financial difficulty, restructuring activities and continued operating losses.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  Accordingly, in 2009, the Company recorded an impairment charge of $2,335 or the entire remaining carrying value of the investment, which is included in impairment of long-term investments in the accompanying consolidated statements of loss and comprehensive loss.  In 2008, the Company received evidence of Mikoishi’s current fair value and as a result, the Company recorded a write down in the value of the investment of $2,200, which is included in impairment of long-term investments in the accompanying consolidated statements of loss and comprehensive loss.

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. (“Mobilebus”), a privately held Korean company specializing in game development, for cash consideration of $645.  The investment is classified as available-for-sale.

During 2009, various indicators of impairment were identified including significant financial difficulty, declining revenues and difficult macroeconomic conditions.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  Accordingly, in 2009, the Company recorded an impairment charge of $645 or the entire carrying value of the investment, which is included in impairment of long-term investments in the accompanying consolidated statements of loss and comprehensive loss.

In May 2008, the Company acquired an 11.1% interest in Jingle Prize Inc. (“Jingle”), a leading supplier of online mahjong games, for cash consideration of $1,000.  The terms of this agreement required the Company to make additional investments in Jingle if certain performance criteria were met.  In December 2008, the first performance criteria were met, resulting in an additional investment of $700, increasing the Company’s ownership interest in Jingle to 18.9%.  During 2009, the Company made a further investment by way of a $200 loan.  This loan is convertible into preference shares at the option of the Company.  The investment and the loan are classified as available-for-sale.  The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

During 2009, various indicators of impairment were identified including significant financial difficulty, continued operating losses and significantly reduced operations.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  Accordingly, in 2009, the Company recorded an impairment charge of $1,900 or the entire carrying value of the investment, which is included in impairment of long-term investments in the accompanying consolidated statements of loss and comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

5.	Long-term investments (continued)

The fair value measurements recorded above were computed using data that is not observable in the market and therefore classified as Level 3 under Section 3862.  A summary of the fair value measurements follows:

Balance, December 31, 2008	$5,821
Purchase of long-term investments	477
Impairments	(6,298)
Balance, December 31, 2009	–
Cash received on long-term investments	(185)
Gain on long-term investments	185
Balance, December 31, 2010	$–

6.	Intangible assets

	Parbet	Casino.co.uk	Total intangible assets	Future income tax liability	Total net of future income tax
Cost
Balance, December 31, 2009	$2,487	$2,952	$5,439	$(491)	$4,948
Impairments	(2,487)	(2,852)	(5,339)	478	(4,861)
Balance, December 31, 2010	–	100	100	(13)	87

Amortization
Balance, December 31, 2009	(297)	(800)	(1,097)	107	(990)
Charge for the year	(148)	(177)	(325)	15	(310)
Impairments	445	972	1,417	(122)	1,295
Balance, December 31, 2010	–	(5)	(5)	–	(5)

Net book value
Balance, December 31, 2010	$–	$95	$95	$(13)	$82
Balance, December 31, 2009	$2,190	$2,152	$4,342	$(384)	$3,958

Impairment of intangible assets
For the year ended December 31, 2010	$(2,042)	$(1,880)	$(3,922)	$356	$(3,566)
For the year ended December 31, 2009	$–	$–	$–	$–	$–
For the year ended December 31, 2008	$(8,153)	$–	$–	$939	$(7,214)

The impairment charges are included in the impairment of goodwill and intangible assets in the accompanying consolidated statements of net loss and comprehensive loss.

a)
In January 2007, the Company acquired the poker brand and the customer list of Parbet.  The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list.  The Company also recorded a future income tax liability of $1,308.  In 2008, due to decreasing poker revenues and reduced expectations of the Parbet.com brand, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and accordingly, in 2008, recorded an impairment charge of approximately $7,214, which is included in impairment of goodwill and intangible assets in the accompanying consolidated statements of loss and comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

6.	Intangible assets (continued)

During 2010, as a result of reduced expectations of the Parbet brand, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability weighted net cash flows expected from the Parbet brand and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and accordingly, in 2010, recorded an impairment charge of $2,042 (2009: $nil), or the entire carrying value of the intangible assets, which is included in impairment of goodwill and intangible assets in the accompanying consolidated statements of loss and comprehensive loss.

b)
In August 2007, the Company acquired the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition.  The Company has included the results of these operations in its consolidated results of operations since the date of acquisition.  The acquisition is accounted for as a business combination using the purchase method of accounting.  During 2008, the Company paid $1,254 of additional consideration to the seller as a result of Casino.co.uk meeting certain performance criteria.  This additional consideration was recorded as an increase to goodwill.

During 2010, as a result of reduced expectations of the Casino.co.uk portal, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability weighted net cash flows expected from the Casino.co.uk portal and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and accordingly, in 2010, recorded an impairment charge of $1,880 (2009: $nil), which is included in impairment of goodwill and intangible assets in the accompanying consolidated statements of loss and comprehensive loss.  At December 31, 2010, the net book value of the intangible assets related to Casino.co.uk portal was $95.  The brand name is being amortized over 12 years.

7.	Goodwill

In August 2007, the Company acquired Casino.co.uk, see note 6, and allocated $6,545 of the purchase price to goodwill.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

During 2009, the results of the portals business were below expectations and the market capitalization of the Company was significantly lower than the Company’s net assets, which were both indications that the value of the goodwill associated with the portal business was impaired.  The implied fair value of the goodwill was determined by discounting expected net future cash flows of the portals business.  As a result, the Company decided that the carrying value of the goodwill exceeded its fair value and accordingly, in 2009, recorded an impairment charge of $6,545, its entire value, which is included in impairment of goodwill and intangible assets in the accompanying consolidated statements of loss and comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

8.	Minority interest

Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company.  As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Common Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  As a result of the Arrangement, a total of 12.6 million CryptoLogic Limited Common Shares and 1.3 million CEC shares were issued.  No additional shares of CEC will be issued.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under GAAP.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets.  For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of CEC shares exchanged to the total number of CEC shares outstanding.  Since June 1, 2007, 393,437 CEC shares have been exchanged for the Company's Common Shares.  At December 31, 2010, 939,131 CEC shares were issued and outstanding.

9.	Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business.  The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and the London Stock Exchange.  The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At December 31, 2010, the Company had $16,815 (2009: $36,796) shareholders’ equity.

The Company offers stock options to key employees and directors.  At December 31, 2010, employees and directors held options to purchase 223,500 Common Shares of the Company.

The Company has not declared any dividends during the year.  The Company does not expect to declare any dividends for the foreseeable future.

There were no changes in the Company’s policy for managing capital during 2010.  Neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

10.	Share capital

Authorized

Unlimited Common Shares

Issued and outstanding

	Issued
	Common Shares	Amount	Contributed surplus	Total
Balance, December 31, 2009	12,793	$33,848	$68	$33,916
CEC shares exchanged (1)	86	213	–	213
Balance at December 31, 2010	12,879	$34,061	$68	$34,129

(1)
The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of the Company.  As consideration for the acquisition, the Company issued either an equivalent amount of its Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company.  The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited Common Shares at any time.

As a result of the reorganization, a total of 12.6 million CryptoLogic Limited Common Shares and 1.3 million CEC shares were issued.  Since June 1, 2007, 393,437 CEC shares have been exchanged, with the remaining shares of CEC being reflected as minority interest as at December 31, 2010.  On June 1, 2014, the Company will redeem all of the then outstanding CEC shares in return for CryptoLogic Limited Common Shares.

Normal course issuer bid

During 2009 and 2008 under normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of Common Shares, representing 10% of the outstanding Common Shares at that time:

Repurchased and cancelled Common Shares

Normal course issuer bid	Authorized Common Shares	2010	2009	2008
November 14, 2007 to November 13, 2008	1,281,000	–	–	124,905
December 3, 2008 to December 2, 2009	1,267,871	–	–

In November 2007, the Board of Directors authorized the Company to purchase and cancel up to 1,281,000 of the Company's outstanding Common Shares for the period commencing November 14, 2007 and ending November 13, 2008.  CryptoLogic Limited repurchased and cancelled 124,905 Common Shares during 2008 for a total cost of $1,420 of which $1,093, representing the excess of purchase price over stated value, was charged to retained earnings.

In November 2008, the Board of Directors authorized the Company to purchase up to 1,267,871 of the Company’s outstanding Common Shares for the period commencing December 3, 2008 and ending December 2, 2009.  In 2009, the Company did not purchase any Common Shares under the Normal Course Issuer Bid.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

11.	Stock-based compensation and employee benefits

(a)	Stock option plan

Under the stock option plan, the Company may grant options to directors, officers and other key employees to purchase Common Shares.  All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.  Under the plan, a maximum of 3,900,000 Common Shares may be issued.  The exercise price of the options may not be less than the market value of the underlying Common Shares on the date of grant.  The Company generally grants stock options with an exercise price at the closing price on the date of grant.  As at December 31, 2010, there are 1,256,712 (2009: 916,691; 2008: 385,001) Common Shares available to be issued under the stock option plan.  Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

Historically, the Company has granted options with an exercise price at the closing price on the Toronto Stock Exchange on the date of grant.  Since the Company’s Common Shares are now more actively traded on NASDAQ, during the year ended December 31, 2010, the Company granted options with an exercise price at the closing price on NASDAQ on the date of grant.

Details of stock option transactions are as follows:

			2010		2009		2008

	Number of options	Weighted average exercise price of options	Weighted average exercise price of options	Number of options	Weighted average exercise price of options	Number of options	Weighted average exercise price of options
		Cdn$	US$		Cdn$		Cdn$
Options outstanding beginning of year	563,521	$21.89	$–	1,095,211	$23.88	1,392,525	$24.65
Granted	5,000	3.08	–	25,000	4.46	145,000	18.68
Granted	70,000	–	1.61	–	–	–	–
Exercised	–	–	–	–	–	(15,725)	12.16
Forfeited	(415,021)	10.90	–	(556,690)	25.02	(425,589)	26.62
Options outstanding end of year	153,500	20.63	–	563,521	21.89	1,095,211	23.88
Options outstanding end of year	70,000	–	1.61	–	–	–	–
	223,500	563,521	–	563,521		1,095,211	–
Options exercisable end of year	110,808	$22.61	$–	326,452	$23.59	566,189	$25.45

			2010		2010
	Number outstanding	Weighted average remaining life ( years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Cdn.$			Cdn.$		Cdn.$
$0.01 - $5.00	15,000	4.10	$3.23	2,500	$3.30
$5.01 - $15.00	1,250	3.25	5.68	1,250	5.68
$15.01 - $20.00	71,000	2.08	18.75	45,750	18.70
$20.01 - $25.00	21,500	0.09	24.40	21,500	24.40
$25.01 - $30.00	44,750	0.75	28.07	39,808	27.87
	153,500	1.62	$20.63	110,808	$22.61

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

11.	Stock-based compensation and employee benefits (continued)

			2010		2010
	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
US$			US$		US$
$0.01 - $5.00	70,000	4.63	$1.61	–	$–
	70,000	4.63	$1.61	–	$–

The Company expenses the cost of all stock option grants, determined using the fair value method.  The estimated fair value of the options is recorded over the periods that the options vest.  The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2009	2008
Dividend yield	0.0%	6.2%	2.1%
Risk-free interest rate	0.3%	1.3%	2.8%
Expected volatility	73%	65%	46%
Expected life of options in years	3	3	3

The weighted average fair value of options granted during 2010 was $0.76 (2009: $1.54; 2008: $5.37).

Included in operating costs is the cost of stock options in the amount of $193 (2009: $777; 2008: $1,895).

(b)	Long-term incentive plan

During the year, the Company recorded an expense of $nil (2009: $26) associated with its long-term incentive plans.  In 2008, the Company recorded a net benefit of $452 in operating expense as the Company determined that the probability of achieving the targets of the 2007 plan was remote.

(c)	Defined contribution pension scheme

The Company contributes to a defined contribution pension plan for a limited number of employees.  During 2010, 2009 and 2008, the amount charged to the statements of loss and comprehensive loss and the amount outstanding at year end were immaterial.

12.	Commitments and contingencies

The Company has operating lease agreements for premises expiring at various periods up to May 2020.  The future minimum annual rentals on the operating leases are as follows:

2011	$ 1,161
2012	1,168
2013	865
2014	554
2015	378
Thereafter	562

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

12.	Commitments and contingencies (continued)

The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2013 as follows:

2011	$ 2,221
2012	528
2013	25

The Company and its subsidiaries are involved in certain claims and litigation arising out of the ordinary course and conduct of business, including intellectual property matters.  Management assesses such claims and, if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome.  Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlement or awards under such claims are provided for when reasonably determinable.  During 2010, the Company entered into a dispute with a significant supplier of games on the interpretation of the terms of a contract, which may lead to binding arbitration.  In respect of this dispute, no amounts have been provided, as the outcome is not determinable.

During 2009 and 2008, the Company reviewed its e-cash operations and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised.  Accordingly, in 2009, $1,700 that was recorded as a liability for future payments was no longer required (2008: $1,200).  These changes were recorded in revenue in the accompanying consolidated statements of loss and comprehensive loss.  During 2009, the Company determined its accrual of $750 for certain contingencies was no longer required, increasing revenue by a corresponding amount (2008: $1,000).

During 2009, the Company performed an analysis of the accumulation of the funds in the jackpot provision and a statistical analysis of the amounts required to address jackpot payouts and resets.  The Company revised its estimated liability based on this analysis.  This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue in 2009 of $841.  The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities.  At December 31, 2010, accounts payable and accrued liabilities include $5,353 in jackpot provisions (2009: $3,020, 2008: $3,152).  This amount is sufficient to cover the full amount of any required pay-out.

In December 2009, the Company opted to exercise its right to early termination of one of its leased properties and recorded termination costs of $1,764 which were subsequently paid on termination in July 2010.  The termination costs are included in reorganization costs in the accompanying consolidated statements of loss and comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

13.	Loss per Common Share

Loss per share is calculated using the two-class method, whereby Common Shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted loss per share.

The loss attributable to the Common Shares in calculating the basic and diluted loss per share is as follows:

	2010	2009	2008
Loss attributable to Common Shares	$(20,387)	$(35,510)	$(32,738)
Loss attributable to CEC shares	(1,509)	(2,963)	(2,676)
Loss before minority interest	$(21,896)	$(38,473)	$(35,414)

The denominator used in calculating basic and diluted loss per Common Share is calculated as follows:

All share amounts below are in thousands of shares (‘000s)	2010	2009	2008
Weighted average number of
Common Shares outstanding – basic	12,846	12,749	12,780
Add weighted average impact of CEC shares	974	1,071	1,108
Total weighted average number
Common Shares outstanding – basic	13,820	13,820	13,888
Add dilutive options	–	–	–
Total weighted average number of
Common Shares outstanding –diluted (1)	13,820	13,820	13,888

Basic and diluted loss per Common Share is as follows:

	2010	2009	2008
Net Loss per Common Share:
Basic	$(1.58)	$(2.78)	$(2.55)
Diluted (1)	$(1.58)	$(2.78)	$(2.55)

(1)
For the years ended December 31, 2010, 2009 and 2008, basic and diluted net loss per share has been computed by dividing the net loss by the weighted-average number of Common Shares outstanding during the period.  For the year ended December 31, 2010, diluted net loss per share does not include the effect of the 223,500 (2009: 563,521, 2008: 1,095,211) options to purchase Common Shares, as their impact would be anti-dilutive.

14.	Reorganization

In November 2008, the Company announced a plan for reorganization of its business after completing a comprehensive review.  As a result of that review, the Company decided to reduce costs by outsourcing non-core activities, including integrating its poker network with one of the world’s leading gaming technology and services companies, transitioning certain functions to lower cost jurisdictions and eliminating certain redundant functions.  In December 2009, the Company expanded its previously announced reorganization plan due to continued unfavourable macroeconomic conditions and outsourced additional technology infrastructure activities, consolidated more of its data centre operations and migrated additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.

In June 2010, the Company commenced an additional reorganization plan, consolidating its Cyprus and the majority of its UK activities at a new location in Malta, together with headcount reductions across all locations.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

14.	Reorganization (continued)

The following is a summary of the reorganization accrual:

Total reorganization charges incurred in the year ended December 31, 2008	$1,390
Total reorganization payments for the year ended December 31, 2008	(732)
Included in accounts payable and accrued liabilities at December 31, 2008	$658
Total reorganization charges incurred in the year ended December 31, 2009	$7,111
Total reorganization payments for the year ended December 31, 2009	(1,697)
Asset impairments in the year ended December 31, 2009	(3,148)
Included in accounts payable and accrued liabilities at December 31, 2009	$2,924
Total reorganization charges incurred in the year ended December 31, 2010	$1,935
Total reorganization payments for the year ended December 31, 2010	(4,805)
Included in accounts payable and accrued liabilities at December 31, 2010	$54

During 2010, the Company made total reorganization payments of $4,805 (2009: $1,697, 2008: $732), consisting of $2,431 of employee severance (2009: $596, 2008: $233), $610 of costs associated with the relocation of operations from Cyprus and the UK to Malta and $1,764 lease termination costs (2009: $nil, 2008: $nil).  During 2010, the Company also made reorganization payments in respect of consultant fees of $nil (2009: $1,101, 2008: $499).

The plan requires an additional cash outlay of $54 consisting primarily of employee severance.

15.	Departure costs for former CEO

In February 2008, the Company replaced its former President and CEO.  As a result of this change, the Company incurred and paid in 2008 the following costs in relation to the departure:

Departure costs	$2,877
Professional fees	523
$3,400

In addition to the above and as part of the arrangements agreed, the former CEO would have been entitled to a further payment of $2,175 in the event of a change of control of the Company before April 30, 2009.  This amount was never paid and the entitlement has expired.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

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

Poker-related program costs	$2,534
Poker development projects	427
Other	163
$3,124

17.	Income taxes

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

The income tax provision differs from the amount which would be obtained by applying the Irish statutory income tax rate to the loss before income taxes.  The following explains the major differences:

	2010	2009	2008
Loss before income taxes	$(21,239)	$(37,390)	$(35,898)
Income tax benefit at statutory rate of 12.5%	(2,655)	(4,674)	(4,487)
Increase/(decrease) in income taxes resulting from:
Differences in effective income tax rates in foreign jurisdictions	1,616	1,340	(196)
Permanent differences:
Net (benefit)/cost of foreign exchange gains not subject to tax	(15)	(1,421)	2,150
Non-deductible items	90	2,041	2,043
Net cost/(benefit) of matters resolved in the year	74	(836)	(275)
Increase/(decrease) in valuation allowance	1,603	4,470	(153)
Other items	(56)	163	434
Income tax expense/(recovery)	$657	$1,083	$(484)

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

17.	Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2010 and 2009 are as follows:

	2010	2009
Future income tax assets
Non-capital income tax loss carryforwards	$6,117	$4,844
Long-term incentive plan	–	3
Capital items	610	939
Accrued liabilities	–	210
Other items	626	41
	6,953	6,037
Valuation allowance	(6,089)	(4,488)
Amounts classified as future tax assets	864	1,549

Future tax liabilities
Intangible assets	$(13)	$(384)
Capital assets	(16)	–
Amounts classified as future tax liabilities	(29)	(384)
Net future income tax assets	$835	$1,165

The tax losses of the subsidiaries of the Company that carry forward indefinitely are $67,544.  Although trading losses of these companies can be carried forward indefinitely, a valuation allowance has been recognized against these losses, as sufficient profits may not arise in the future to utilize the assets.  The tax losses of a Canadian subsidiary are $494 and carry forward for 20 years.

The Company's federal income tax returns for the years ended December 31, 2003, 2004, 2006 and 2007 are under examination by the Canadian Revenue Agency.

The Company has a valuation allowance of $6,089 as of December 31, 2010 to reduce future income tax assets to the amount that is more likely than not to be realized in future periods.  In evaluating the Company's ability to recover its future income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

For the year ended December 31, 2009, the Company benefited from foreign exchange gains not subject to tax of $1,421 as a result of amendments to Section 261 of the Income Tax Act in Canada that permitted certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation's functional currency as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

18.	Related party transactions

In the normal course of operations, the Company engages the services of a law firm in which a former member of the Board of Directors is a partner.  Fees paid to this firm for the year ended December 31, 2010 were $14 (2009: $62, 2008: $420) and are included in general and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss.  At December 31, 2010, there was $1 outstanding (2009: $nil, 2008: $27)

In the year ended December 31, 2009 the Company paid $26 (2008: $15) to a second law firm in which a former member of its Board of Directors is a partner.  At December 31, 2009, there were no amounts outstanding (2008: $nil).  No amounts were paid or were outstanding in respect of the year ended December 31, 2010.

19.	Financial risk management

(a)	Overview

The Company has exposure to credit risk and market risk from its use of financial instruments.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The carrying amount of the Company’s financial assets represents its maximum credit exposure.

Accounts receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses.  Historically the Company has not experienced any significant credit losses associated with its online poker, Hosted Casino and Branded Games businesses.  The growth of the Branded Games business and the outsourcing of poker has increased accounts receivable further as revenue from Branded Games and settlement of player funds between the Company and its poker room operator are collected at least fifteen days in arrears.  Consequently, the Company has at least one month of Branded Games revenue included in accounts receivable at any balance sheet date.  The amount of player funds to be settled between the Company and its poker room operator fluctuates depending on various factors including poker activity and respective skill of players.

The Company has trade accounts receivable and other receivables of $5,046 (2009: $7,972).  The Company does not have any material accounts receivable balances greater than 90 days outstanding.  As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and cash equivalents

The Company holds investments, according to Company investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

19.	Financial risk management (continued)

(c)	Market risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates.  The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances.  The Company believes that it is, to a degree, naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at December 31, 2010, approximately 66% of the Company’s financial assets were denominated in its functional currency (2009: 78%).

Interest rate risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days.  The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at December 31, 2010 was 0.53% (2009: 1.24%).

(d)	Quantification of risk exposure: foreign currency risk

At December 31, 2010, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

	USD	EUR	GBP	Others	Total
Cash and cash equivalents and user funds	$11,599	$3,450	$1,254	$350	$16,653
Accounts receivable and other	$1,080	$2,563	$803	$600	$5,046
Accounts payable and accrued liabilities	$(3,069)	$(3,226)	$(6,170)	$(595)	$(13,060)
User funds	$(2,229)	$(3,422)	$(418)	$–	$(6,069)
Net balance sheet exposure	$7,381	$(635)	$(4,531)	$355	$2,570

The Company’s revenue and expense exposure for revenue and expenses denominated in foreign currencies was substantially as follows:

	USD	EUR	GBP	CAD	Others	Total
Revenue
2010	$6,985	$8,690	$10,313	$–	$–	$25,988
2009	$13,664	$10,400	$15,730	$–	$–	$39,794
2008	$19,042	$12,404	$30,080	$–	$–	$61,526
Expenses
2010	$8,439	$15,083	$11,737	$11,630	$603	$47,492
2009	$23,289	$17,648	$14,801	$21,287	$605	$77,630
2008	$24,536	$27,644	$18,250	$28,344	$829	$99,603

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

19.	Financial risk management (continued)

Foreign exchange sensitivity analysis

Gross balance sheet exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at December 31, 2010 would have decreased the loss by approximately $481.  This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at December 31, 2010.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Net revenue exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the year ended December 31, 2010 would have decreased revenue, and correspondingly increased losses, by approximately $1,900.  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Expense exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table for the year ended December 31, 2010 would have decreased expense, and correspondingly decreased losses, by approximately $3,905.  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Foreign exchange: In the year ended December 31, 2010, the Company recognized a total foreign exchange gain of $175 (2009: $(284), 2008: $(6,151)), which is recorded in operating expenses in the accompanying consolidated statements of loss and comprehensive loss.

(e)	Quantification of risk exposure: interest rate risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days.  The Company is exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location it invests in.

Interest rate sensitivity analysis

Interest income exposure: A 100 basis point increase in interest rates on average for the year ended December 31, 2010 would have increased interest income by approximately $151.  This analysis assumes that all other variables remained constant during the quarter.  A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

20.	Segment reporting

The Company provides a comprehensive solution including software, network operations administrative and marketing consulting services to licensed gaming operators that allows licensees to provide online casino and poker games as well as licensees of Branded Games and considers these to be one operating and reporting segment.

The Company reviews performance by reference to group wide reporting measures and the revenues derived from the following products:

●	Hosted Casino
●	Branded Games
●	Poker
●	Other

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company does not allocate operating expenses, general and administrative expenses, profit measures, assets and liabilities to individual product groupings.  Accordingly the disclosures below are provided on a group wide basis:

Revenue by product:

For the years ended December 31,	2010	2009	2008
Hosted Casino	$21,976	$32,122	$43,531
Branded Games	5,495	2,813	324
Poker	1,625	3,516	13,759
Other	1,136	3,514	5,615
Revenue before amortization	30,232	41,965	63,229
Amortization of royalties	(3,080)	(829)	(1,052)
Amortization of games	(1,164)	(1,342)	(651)
Revenue	$25,988	$39,794	$61,526

Revenue from the top seven licensees constituted 81% (2009: 78%; 2008: 79%) of revenue before amortization.

Geographical analysis of revenue before amortization is made according to the jurisdiction of the gaming license of the licensee.  This does not reflect the region of the end users of the Company’s licensees.

Geographical analysis of revenue before amortization:

For the years ended December 31,	2010	2009	2008
Malta	$24,173	$31,302	$44,445
Gibraltar	4,520	8,335	15,745
Alderney	1,013	406	–
Curaçao	146	153	1,701
Rest of the World	380	1,769	1,338
	$30,232	$41,965	$63,229

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

20.	Segment reporting (continued)

Geographical analysis of capital assets:

Net book value at December 31,	2010	2009
Malta	$2,514	$35
Ireland	1,644	2,162
United Kingdom	307	164
Canada	248	375
Cyprus	–	5,037
Rest of the World	–	1
	$4,713	$7,774

21.	Non-operating income

As described in note 5, in 2010, the Company exchanged its ownership interest in and loans to Mikoishi for a call option, SGD250 in cash and SGD200 to be paid in 2011.  Cash consideration received is included in non-operating income when received.

For 2008, non-operating income comprises gains recorded on the sale of common shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases.  These gains are offset, in part, by related expenses.

	2010	2009	2008
Gain on long-term investments	$185	$–	$–
Gain on temporary holding in shares	–	–	801
Foreign exchange gain and interest on temporary cash deposits	–	–	544
Expenses related to gain on temporary holding in shares	–	–	(1,243)
Non-operating income	$185	$–	$102

22.	Differences between Canadian and United States generally accepted accounting principles

The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements, as noted above, are as follows:

	2010	2009	2008
Loss based on Canadian GAAP	$(20,387)	$(35,510)	$(32,738)
Adjustment for stock-based compensation (a)	275	(1,159)	(310)
Loss based on U.S. GAAP	$(20,102)	$(36,669)	$(33,048)

	2010	2009	2008
Loss per Common Share based on U.S. GAAP
Basic	$(1.56)	$(2.87)	$(2.57)
Diluted	$(1.56)	$(2.87)	$(2.57)

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

22.	Differences between Canadian and United States generally accepted accounting principles (continued)

(a)	Share based payments

(i)           Stock options

Under Canadian GAAP, the Company does not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures are accounted for as they occur.  U.S. GAAP requires an entity to estimate the number of options for which the requisite service is expected to be rendered.

As a result of the Company’s expanded reorganization plan in December 2009 and additional reorganization plan commencing in June 2010, the Company reviewed the basis for granting options to directors, officers and other key employees of the Company.  As a result of this review, the estimated weighted average forfeiture rate for the year ended December 31, 2010 decreased to 25%, resulting in a reduction in stock-based compensation under U.S. GAAP of $275 compared with forfeiture rates of 79% and 53% and increases in stock-based compensation of $1,159 and $310 for the years ended December 31, 2009 and 2008 respectively.

(ii)           Long-term incentive plan

Under Canadian GAAP, the Company uses an intrinsic value-based method to record compensation expense for liability-classified awards.  U.S. GAAP requires the use of a fair value-based method, rather than an intrinsic value-based method, to measure and record compensation expense for these awards.  In 2010, 2009 and 2008, there were no material expenses associated with long-term incentive plans.  The Company has determined there is no material difference to the financial position, cash flows or results of operations between the intrinsic value and the fair value of the units awarded under its long-term incentive plan.

(b)	Income taxes

U.S. GAAP requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  The Company has determined that there is no material impact to the financial position, cash flows or results of operations.

(c)	Financial instruments

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

Furthermore, under Canadian GAAP the Company has classified long-term investments as available-for-sale, which are measured at fair value.  These long-term investments do not satisfy the requirements under U.S. GAAP to be classified as available-for-sale, and therefore, these long-term investments are measured at cost under U.S. GAAP.  However, the carrying value of long-term investments would be reviewed under U.S. GAAP for declines in value that are other than temporary by considering factors such as current economic and market conditions and the operating performance of the companies and reductions in carrying values would be recorded when necessary.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

22.	Differences between Canadian and United States generally accepted accounting principles (continued)

Adjustments to the fair value of long-term investments are recorded where the market value is readily available.  As discussed in note 5, there were various indicators of impairment associated with its long-term investments which initiated a comprehensive review of their respective fair values.  In 2009, the Company recorded an impairment of $6,298 (2008: $2,200).  The Company has determined there is no material difference on its financial position, cash flows or results of operations between recording its long-term investments at fair value or at cost, adjusted for other than temporary declines in fair value.

(d)	Minority interest

Under U.S. GAAP, minority interests of $1,509 and $2,948 for the years ended December 31, 2010 and 2009, respectively, would be combined with shareholders’ equity in the accompanying consolidated balance sheet.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts Receivable Allowance for Doubtful Accounts
Years ended December 31 (In US$)	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of Recoveries	Balance at End of Year
2008	10,999	(70,162)	81,161	–
2009	–	(16,422)	16,422	–
2010	–	–	–	–

S-1