Form 20-F
period 2011-12-31
CRYPTOLOGIC LTD
filed 2012-03-16
CIK 1094036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

Huw Spiers
Marine House, Clanwilliam Place
Dublin 2, Ireland
Tel:  +353 1 234 0400   Fax:  +353 1 661 9637

(Name, telephone, e-mail and/or facsimile number and address of contact person)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary Shares	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011.

13,819,051 Ordinary Shares (including 848,511 Exchangeable Shares)

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

Yes ☐                     No ☒

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

Large accelerated filer ☐                                                      Accelerated filer ☐                                                    Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐     U.S. GAAP

☒     International Financial Reporting Standards as issued by the International Accounting Standards Board

☐          Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐
Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                     No ☒

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	2

PART I	3

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		3

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE		3

ITEM 3. KEY INFORMATION		3

SELECTED FINANCIAL DATA		3

RISK FACTORS		4

ITEM 4. INFORMATION ON THE COMPANY		12

A.	HISTORY AND DEVELOPMENT OF THE COMPANY	12
B.	BUSINESS OVERVIEW	13
C.	ORGANIZATIONAL STRUCTURE	18
D.	PROPERTY, PLANTS AND EQUIPMENT	19

ITEM 4A. UNRESOLVED STAFF COMMENTS	19

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	20

A.	OPERATING RESULTS	21
B.	LIQUIDITY AND CAPITAL RESOURCES	25
C.	RESEARCH AND DEVELOPMENT	33
D.	TREND INFORMATION	33
E.	OFF-BALANCE SHEET ARRANGEMENTS	34
F.	CONTRACTUAL OBLIGATIONS	34
G.	SAFE HARBOR	34

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34

A.	DIRECTORS AND SENIOR MANAGEMENT	34
B.	COMPENSATION	36
C.	BOARD PRACTICES	39
D.	EMPLOYEES	40
E.	SHARE OWNERSHIP	41

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	43

A.	MAJOR SHAREHOLDERS	43
B.	RELATED PARTY TRANSACTIONS	43

ITEM 8. FINANCIAL INFORMATION	44

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	44
B.	SIGNIFICANT CHANGES	44

ITEM 9. THE OFFER AND LISTING	45

ITEM 10. ADDITIONAL INFORMATION	46

A.	SHARE CAPITAL	46

i

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	46
C.	MATERIAL CONTRACTS	48
D.	EXCHANGE CONTROLS	48
E.	TAXATION	48
F.	DIVIDENDS AND PAYING AGENTS	55
G.	STATEMENT BY EXPERTS	55
H.	DOCUMENTS ON DISPLAY	55
I.	SUBSIDIARY INFORMATION	55

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	55

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	57

PART II	58

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	58

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	58

ITEM 15. CONTROLS AND PROCEDURES	58

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	58

ITEM 16B. CODE OF ETHICS	59

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	59

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	59

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	59

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	59

ITEM 16G. CORPORATE GOVERNANCE	59

PART III	61

ITEM 17. FINANCIAL STATEMENTS	61

ITEM 18. FINANCIAL STATEMENTS	61

ITEM 19. EXHIBITS	61

SIGNATURE	63

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company”, “we”, “us” and “our” refers to CryptoLogic Limited (“CryptoLogic”) and its operating subsidiaries.

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic.  As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic ordinary shares (“Ordinary Shares”) or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of CryptoLogic.  The Exchangeable Shares are, as nearly as practicable, the economic equivalent of the Ordinary Shares.  The holders of Exchangeable Shares and Ordinary Shares participate equally in voting and dividends.  No additional Exchangeable Shares have been or will be issued.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the annual report reflects the financial position, results of operations and cash flows as if CryptoLogic has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by Exchangeable Shareholders has been presented as a non-controlling interest in the consolidated financial statements, as required under International Financial Reporting Standards (“IFRS”).

Our consolidated financial statements have been prepared in accordance with IFRS, which are different from generally accepted accounting principles in the United States (“US GAAP”) and may not be comparable to financial statements of United States companies.  We have availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to US GAAP as at and for the three year period ended December 31, 2011 as the Company is a foreign private issuer and the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

In this annual report, all currency refers to US Dollars (US$) and all information is as of March 16, 2012 unless indicated otherwise.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, adopted pursuant to the Private Securities Litigation Reform Act of 1995.  Statements that are not purely historical may be forward-looking, including statements regarding our expectations, objectives, anticipations, estimations, intentions, plans, hopes, beliefs, or strategies regarding the future.  Such forward-looking statements include, but are not limited to:

●	the financial or business impact of new or amendments to legislation or regulation in individual countries or by multi-jurisdictional governmental organizations;

●	the impact of the loss of key licensees;

●	the success of Instant Click as a platform enabling deployment of titles from our suite of games;

●	the ability to control our recurring cost base;

●	the ability to expand the network of licensees and channel partners;

●	the ability to expand our offerings to platforms to include mobile, and government licensed in-hotel room systems;

●
the ability to leverage existing partnerships for potential future growth based upon both the brand recognition and loyalty associated with these partners and their unique and distinctive intellectual property;

●	expected revenue growth from Branded Games and Hosted Casino licensing in 2012;

●	potential new revenue sources in 2012 from gambling sites and new product launches;

●	the impact of potential legal proceedings upon our business; and

●	statements that include the words “may”, “will”, “plans”, “estimates”, “anticipates”, “believes”, “expects”, “intends” and other similar words.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions.  Achievement of future results is subject to risks, uncertainties, and potentially inaccurate assumptions.  These risks and uncertainties include, among others, those discussed in “Item 3. Key Information – Risk Factors” of this annual report, (including without limitation, risks associated with i) existing and potential future changes to government regulation, ii) the current global financial condition, iii) legal proceedings, iv) foreign exchange fluctuations, and v) competition) as well as our consolidated financial statements, related Notes, and the other financial information appearing elsewhere in this annual report and our other documents we file with or furnish to the Securities and Exchange Commission. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected.  You should bear this in mind as you consider forward-looking statements.  We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

The following financial information of our Company, expressed in US dollars unless otherwise indicated, is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, our audited annual consolidated financial statements and the related notes, which are included in this annual report.  The selected historical financial data set forth below as of and for each of the years ended indicated has been derived from our consolidated financial statements.

	IFRS	IFRS	Canadian GAAP	Canadian GAAP	Canadian GAAP
For the Years Ended December 31,	2011	2010	2009	2008	2007
(In thousands, except per share disclosure)
Revenue	$27,253	$25,988	$39,794	$61,526	$73,659
Total comprehensive income/(loss)	$6,455	$(21,621)	$(38,473)	$(35,414)	$6,499
Basic earnings /(loss) per share	$0.47	$(1.56)	$(2.78)	$(2.55)	$0.47
Diluted earnings /(loss) per share	$0.47	$(1.56)	$(2.78)	$(2.55)	$0.47
Basic weighted average number of shares	13,820	13,820	13,820	13,888	13,891
Diluted weighted average number of shares	13,830	13,820	13,820	13,888	13,907
Total assets	$35,802	$37,545	$63,370	$105,806	$170,633
Total equity	$24,538	$18,041	$39,744	$78,822	$118,997
Share capital	$34,246	$34,129	$33,916	$33,552	$33,407
Dividends per share	$–	$–	$0.07	$0.39	$0.48

Our financial statements have been prepared in accordance with IFRS.  The comparison figures for 2007 to 2009 were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), our previous reporting standards.  We have availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to US GAAP as at and for the three year period ended December 31, 2011 as the Company is a foreign private issuer and the consolidated financial statements have been prepared in accordance with IFRS.  The significant measurement differences between Canadian GAAP and US GAAP were described in the notes to the consolidated financial statements in respect of each of the years presented.  If the Company had followed US GAAP, certain items in the consolidated financial statements would have been reported as follows:

For the Years Ended December 31,	2009	2008	2007
(In thousands, except per share disclosure)
Net earnings/(loss)	$(39,632)	$(35,724)	$6,611
Basic earnings/(loss)/ per share	$(2.87)	$(2.57)	$0.48
Diluted earnings/(loss)/ per share	$(2.87)	$(2.57)	$0.48

RISK FACTORS

An investment in the Company involves significant risks.  Accordingly, prospective investors should consider carefully the specific risk factors set out below in addition to the other information contained in this document before investing in the Company.  Additional risks and uncertainties not presently known to CryptoLogic, or that the Board currently considers immaterial, may also affect the business, financial condition, results or future operations of the Company and the trading price of the Ordinary Shares.  If any of the following risks materialize, the business, financial conditions, results or future operation could be materially and adversely affected.  In such circumstances, the trading price of the Ordinary Shares could decline and investors could lose part or all of their investment.  Before making any investment decision, prospective investors are advised to consult an independent adviser who specializes in advising upon investments.

Current and future legislation and court decisions may have a material impact on our operations and financial results

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate.  The Company holds government licenses issued by Malta and Denmark to operate Internet gambling sites.  Our Hosted Casino licensees and our Branded Games licensees hold similar licenses issued by various jurisdictions.  Some countries have introduced regulations attempting to restrict or prohibit Internet gambling, while others have taken the position that Internet gambling should be regulated and have adopted or are in the process of considering legislation to enable that regulation.

While the United Kingdom (“UK”) and other European countries such as Malta and Gibraltar have adopted a regime which permits their licensees to accept wagers from any jurisdiction, other countries, including Italy, France, Spain and Denmark have, or are in the process of, implementing regimes which only permit the targeting of the domestic market provided a local license is obtained and local taxes accounted for.  Other European territories continue to defend a licensing regime that protects monopoly providers and have combined this with an attempt to outlaw all other supplies.  Either of these restrictive approaches may yet be deemed to be in potential conflict (in any specific jurisdiction) with European Union (“EU”) treaty law (governing the free movement of trade and services throughout the EU) and case law rendered by the European Court of Justice (the “ECJ”), but recent ECJ decisions have given EU Member States wide latitude in regulating the online gambling markets.  Over the past several years, the European Commission (the “EC”) has attempted to prompt the introduction of directives that would harmonize online gambling within the EU, which is in line with the EC’s stated goal of encouraging a free and open cross-border market.  In early 2011, the EC’s Internal Market Commissioner, Michel Barnier, began an EU-wide consultation and review process on online gambling regulation.  Harmonization in the area of online gambling, however, has met with substantial opposition in the past, and there can be no certainty that the consultation and review will recommend such harmonization or that any recommendation of harmonization will be adopted.  There is, therefore, no indication that any such harmonization will be achieved in the near term.  Contemporaneous with its efforts to harmonize European online gambling laws, the EC has initiated infringement proceedings against various member states in relation to perceived breaches of Article 56 of the Treaty on the Functionality of the EU (which article enshrines the principle of freedom of movement of services), but in most cases these have not reached conclusion.

As companies and consumers involved in Internet gambling are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry.  The Unlawful Internet Gambling Enforcement Act (“UIGEA”), which is designed to prohibit payments relating to Internet gambling was enacted on October 13, 2006 in the United States, and similar legislation may be adopted in other jurisdictions.

Future legislative and court decisions may have a material impact on our operations and financial results.  There is a risk that governmental authorities may view us or our licensees as having violated their local laws, despite CryptoLogic’s contractual requirement that each of its licensees is appropriately licensed to operate its Internet gambling business.  Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities, incumbent monopoly providers, or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gambling industry.  Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our licensees or other business partners, while diverting the attention of key executives.  Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition as well as impact upon our reputation.

There can be no assurance that legally enforceable prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to legislate or regulate various aspects of the Internet or the Internet gambling industry (or that existing laws in those jurisdictions will not be interpreted negatively).  Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations, either as a result of our determining that a jurisdiction should be blocked, or because a local license may be costly for us or our licensees to obtain and/or such licenses may contain other commercially undesirable conditions.

There have recently been a number of legal developments associated with the manner in which the business of gambling, and in particular, Internet gambling, is treated in the UK and Continental Europe.  Some of these developments can be considered as positive and some as negative.  In this regard a brief summary of the regulatory situation in the UK, Europe, and the United States follows:

United Kingdom

In September 2007, the UK Gambling Act came into force, which regulated online gambling for the first time in that jurisdiction.  Most of the underlying codes in relation to entities established in the UK, or marketing into the UK have been enacted.  However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s independent regulator, will provide a commercially-viable market and may create restrictions that would have a material adverse effect on CryptoLogic’s customers, business, revenues, operating results and/or financial condition.  Indeed, the Department of Culture Media and Sport (the “DCMS”) (the government body with responsibility for overseeing gambling), has announced that it may reconsider one of the main tenets of the Gambling Act, namely that if an online gambling operator were regulated either in Europe or in a jurisdiction approved by the DCMS (the so called “white listed” jurisdictions) such an operator could fully target the UK gambling market.  The DCMS is in the process of conducting a review of online gambling and is expected to publish the results of this review in the next few months, and the minister responsible in the DCMS for gambling stated that the Government was aiming to file remote gambling legislation in the next parliamentary session.  It seems likely that the DCMS will recommend that it will require entities not licensed in the UK to acquire some form of additional accreditation to access the UK market and/or pay taxes in the UK.

Continental Europe

France

The French law authorizing the licensing of online gambling operators came into effect in April 2010, and the first licenses were issued in June 2010.  Licenses are currently available only in relation to poker games and sportsbook.  The French authorities have adopted an aggressive enforcement stance against those operators that attempt to operate in France without a French license.  Moreover, the licenses are subject to undesirable commercial terms, such as limits on maximum payouts and high levels of tax.  Moreover, all poker play can only be amongst French customers, which severely impedes liquidity.

Germany

Online gambling was expressly prohibited in Germany by the State Gambling Treaty of 2008, under which an operator is liable to civil or administrative sanctions.  Article 284 of the German Criminal Code, which applies criminal sanctions to operators who provide online gambling services into Germany without a form of authorization, has been the subject of legal debate over the purported breadth of its application.

Conflicting domestic court decisions on the legality of domestic law relating to online gambling (in light of the uncertainty of the application of Article 284 of the Criminal Code to online gambling businesses licensed outside of Germany, in particular by other EU member states, and the legality of the State Gambling Treaty under EU law) has led to uncoordinated enforcement action.

In September 2010, the ECJ handed down two judgments that call into question the enforceability of the State Gambling Treaty under EU law.  Moreover, the State Gambling Treaty expired on 31 December 2011, requiring Germany to address again the issue of online gambling.  Although fifteen of Germany’s sixteen regional governments agreed a new State Gambling Treaty that attempts to prohibit internet poker and casinos and imposes a tax regime considered unattractive by many operators, the regional government of Schleswig-Holstein has introduced its own licensing regime which attempts to offer an unlimited number of licenses in betting, casino and poker, with a more attractive tax regime.  The divergence between Schleswig-Holstein and the other fifteen regions has created uncertainty as to the status of the regulation of online gambling in Germany.  In addition, the new State Gambling Treaty may also be subject to challenge in the ECJ.  There can be no certainty, therefore, as to what form regulation of online gambling in Germany will take, and whether Germany will continue to ban online gambling or provide licensing of online gambling, nor can there be any certainty as to the terms of licensing (or commercial viability of any license) in the event that licensing is implemented throughout Germany.

Italy

Italy introduced a licensing regime in 2010, which allows licenses for online casino games as well as sports betting and poker.  The administrative, technical, tax and financial burdens, however, associated with these licenses are high.  Moreover, there can be no guarantee that the Company's licensees will be successful in obtaining an Italian license, nor that the Company's games will be approved under the Italian licensing regime.  The Company and its licensees remain at risk that

Italy may take aggressive action against parties whose operations are not licensed pursuant to the regulatory regimes established by Italy.

Spain

In May 2011, Spain approved a new online gambling licensing regime which licenses online casinos and poker, but not online slot machine-type games, and imposes taxes and fees on the operators.  The Company and its licensees remain at risk that Spain may take aggressive action against parties whose operations are not licensed in Spain.

The Netherlands

The Dutch government has consistently taken steps to support and protect its state-sponsored casino operator’s (Holland Casino) monopoly, including taking legal action against Internet gambling operators.  In addition, an announcement in 2009 by the Dutch Minister of Justice to the effect that payment support by Dutch banks of online gambling was unlawful (and precluded by existing law) caused a number of operators to be blocked from the territory.  This cautious approach has been further exacerbated by the judgment of the ECJ in June 2010, following the negative opinion of Advocate General Bot, upholding the Dutch regulations as not inconsistent with EU law, in the case referred to the ECJ by Betfair and Ladbrokes.  In the event that the Dutch courts implement the ECJ decision and the government seeks to take further steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, the Company and its licensees could be adversely impacted.  In March 2011, the Dutch government announced proposals to grant licenses for Internet gambling in the Netherlands and, in December 2011, the Dutch parliament passed a bill establishing a new Dutch Gaming Authority to be operational from April 2012.  Nevertheless, these proposals to license Internet gambling are at a preliminary stage and subject to the Dutch parliament’s approval.  Therefore, there can be no guarantee that the Dutch government will implement a licensing regime or that the terms of such licenses, including the tax and technical requirements thereof, would create commercially viable conditions for online operators.

Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens’ winnings.  Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the EU  Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company or its licensees.  In Norway, the government has specifically banned payment support of online gambling which came into force in 2010.  The ban means only payment support of state-owned gambling services will remain legal.  Sweden prohibits advertising by foreign gambling operators.  In Denmark, the Danish parliament has approved a licensing regime for online gambling, which came into effect on January 1, 2012.  The Company applied for and received a Danish license, effective January 1, 2012.  However, there can be no guarantee that the Company's licensees will also be successful in obtaining a Danish license, nor that the Danish licensing regime or the terms of such licenses, including the tax and technical requirements thereof, will remain commercially viable for online operators.

United States

Since the enactment of UIGEA in October 2006, the Company has prohibited its licensees from taking any wagers from US residents.  UIGEA sought to clarify the illegality of processing or transferring any funds connected with unlawful Internet gambling, although some US enforcement agencies claimed that previous existing legislation similarly outlawed these activities.  Given that the Company had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the US, there is no guarantee that the US Department of Justice will not seek to prosecute the Company, its officers or directors for alleged historical transgressions or similarly prosecute its licensees or their directors or shareholders.  Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets.  They also could damage the reputation of the Company, divert the attention of the Company’s key executives and have a material adverse effect on the business, revenues, operating results and/or financial condition of the Company.  Although there have been a number of recent proposals in various states for intra-state only online gambling licensing regimes, there can be no guarantee that any such proposals will ultimately be successful and there remain doubts as to the compatibility of such a regime with federal law.  Moreover, such limited markets or the terms and conditions of such proposed licensing regimes, may not be commercially viable for online operators.

The loss of a major payment option could limit our ability to accept deposits.

With the enactment of UIGEA, financial institutions in the US ceased to accept online gambling transactions.  There can be no assurance that other financial institutions or credit card issuers outside the US will not enact additional restrictions.  The loss of a major payment option would have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that the systems and protective measures we have in place will or can guarantee protection against fraudulent activities and unauthorized access from minors.

There can be no assurance that the systems and protective measures we have in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions.  We attempt to mitigate these concerns with systematic controls and a dedicated anti-fraud team.

In addition to regulations pertaining specifically to online gambling, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce.

In addition to regulations pertaining specifically to online gambling, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce.  New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted.  As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market.  The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.  Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

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

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be assisted by governmental authorities.  Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  As a result, several major economies have been in prolonged recessions, including but not limited to, the United Kingdom, as well as Ireland, where the Company is headquartered.  If these economies do not recover in a timely manner, future revenues may be adversely impacted.  Secondly, the disruption to the global finance markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favorable to the Company, if at all.  If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Ordinary Shares may be adversely affected.

There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gambling industry or of our customers.

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet.  There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gambling industry or of our customers.

The Internet’s viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

End-users of our software depend on Internet Service Providers (“ISPs”), online service providers and our system infrastructure for access to the Internet gambling sites operated by the Company and our licensees.  Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption.  The Company and/or our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems.  As a result, we may not be able to meet service levels that we have contracted for, putting us in breach of contractual commitments, which in turn could materially adversely affect our business, revenues, operating results and financial condition.

The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition.

The Internet gambling industry continues to evolve rapidly.  The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition, and if our services do not continue to receive market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Our Internet gambling software and electronic commerce services are reliant on technologies and network systems to handle transactions and user information securely over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation.

Our Internet gambling software and electronic commerce services are reliant on technologies and network systems to handle transactions and user information securely over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation.  As increasingly sophisticated and new ways to commit fraud are devised, our security and network systems may be tested and subject to attack.  We have experienced such system attacks in the past and implemented measures to protect against these intrusions.  However, there is no assurance that all such intrusions or attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

If ISPs experience service interruptions, communications over the Internet may be interrupted and impair our ability to carry on business.

Our electronic commerce product relies on ISPs to allow our and our licensees’ customers and servers to communicate with each other.  If ISPs experience service interruptions, communications over the Internet may be interrupted and impair our ability to carry on business.  In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems.  Any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

The Company and the licensees of our software and services compete with existing and established recreational services and products, in addition to other forms of entertainment.

The Company and the licensees of our software and services compete with existing and established recreational services and products, in addition to other forms of entertainment.  Our success will depend, in part, upon our ability to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gambling software.  In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in markets and name-brand recognition, may provide Internet gambling services in the future, and thus become our competitors.  As well, such companies may be able to require that their own software, rather than the software of others, including our gambling software or our e-cash systems and support, be used in connection with their payment mechanisms.

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

In fiscal 2011, our top 7 licensees accounted for approximately 80% (2010: 81%) of our total revenue before amortization.  In addition, all our key licensees operate from a limited number of licensing jurisdictions.

In fiscal 2011, our top 7 licensees accounted for approximately 80% (2010: 81%) of our total revenue before amortization.  In addition, all our key licensees operate from a limited number of licensing jurisdictions.  The loss of one or more of these key licensees, or the loss of their license to operate in the limited number of licensing jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements.  There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Licensing contracts generally have multi-year terms and have renewal provisions, which provide us with a long-term ongoing revenue stream.  Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements.  There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Similar issues exist in respect of brand licensing agreements.  Our Branded Games business is dependent on our ability to continue to incorporate into our Branded Games the intellectual property licensed to us by brand licensors, such as Marvel Comics, DC Comics, a division of Warner Bros., and Paramount Digital Entertainment.  There can be no assurance that key brand license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

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

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and elimination of payment options.  Chargebacks refer to any deposit transaction credited to a user’s account that is later reversed or repudiated.  While the Company has various control measures which seek to minimize exposure to chargebacks, it is not possible entirely to eliminate or prevent chargebacks, and a materially increased incidence of chargebacks could have a material adverse effect on our business, revenues, operating results and financial conditions.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gambling activities that may be imposed.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gambling activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we and our licensees operate, and in which our and our licensees’ customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Fluctuations in the exchange rate of world currencies could have a negative effect on our reported results.

Our financial results are reported in US dollars, which is subject to fluctuations as against the value of the currencies in which we operate, including British pounds, euro, and Canadian dollars.  Fluctuations in the exchange rate of world currencies could have a negative effect on our reported results.  There can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws.

We are subject to income taxes in Ireland, Canada, Cyprus, Malta and other jurisdictions.  Our tax calculations involve estimates in several areas including, but not limited to, transfer pricing.  Tax authorities may disagree with our estimates and assess additional taxes, which could have a material adverse effect on our results and financial condition.  In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws.  In particular, the carrying value of future tax assets is dependent on our ability to generate future taxable income in the jurisdiction where we have recognized the deferred tax assets.

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

In December 2010, a significant supplier of games delivered to the Company a notice of arbitration relating to the agreement between the two companies.  In February 2011, the Company delivered to the supplier a notice of termination of the agreement, to take effect from March 2011.  Notwithstanding this termination, in April 2011, a non-binding memorandum of understanding setting out a commercially acceptable solution was signed between the parties with the aim of concluding a binding agreement.  In June 2011, such binding agreement was concluded and signed.

In February 2011, a brand licensor delivered to the Company a notice purporting to terminate the brand license agreement between the two companies, claiming that the Company had breached such agreement.  In May 2011, the brand licensor reaffirmed its position that the brand license agreement is terminated.  The Company believes there is no breach that warrants termination of the agreement.  In June 2011, the Company filed suit against the brand licensor seeking judgment that any breach was cured and the agreement remains in force.  In October 2011, the brand licensor answered the complaint, denying any cure and filed a countersuit seeking monetary damages for the alleged breach of the agreement and a declaration that the agreement has been terminated.  This litigation is ongoing.

Our competitive position is dependent in part upon our ability to protect our proprietary technology.

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology.  We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology.  We regard our source code as proprietary information, trade secrets and unpublished copyrighted works.  Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Our Company has patents and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions.  However, there can be no assurance that this will be sufficient to protect our proprietary technology fully.  In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We also have a proprietary interest in our name.  The names “CryptoLogic” and “WagerLogic” have become known in the Internet gambling industry.  Accordingly, our competitive position could be affected if our name were misappropriated and our reputation in any way compromised.

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

Our future success is dependent on the ability to retain and hire personnel.

Our future success is dependent on the ability to retain and hire personnel.  In March 2011, the Company announced the appointment of Deloitte Corporate Finance to act as its independent financial adviser to assist it with a strategic review encompassing a range of options available to the Company from continuing as an independent entity through to the sale of part or all of its business, as well as to provide advice with respect to any potential transaction.  In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share.

The strategic review process and the announcement of an offer for the Company, may create uncertainty amongst personnel.  The ability of the Company to retain such personnel or to hire replacement personnel should certain personnel depart may be adversely affected by such uncertainty, which could have a material adverse effect on our business, revenues, operating results and financial condition.

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

The market price of our Ordinary Shares has experienced significant fluctuation and may continue to fluctuate significantly.

The market price of our Ordinary Shares has experienced significant fluctuation and may continue to fluctuate significantly.  The market price of our Ordinary Shares may be adversely affected by various factors, such as proposed Internet gambling legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gambling.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations.  These company-specific or broad market fluctuations may adversely affect the market price for our Ordinary Shares.  Anti-online gambling legislation could also impact our ability to remain listed.

Although our Ordinary Shares are listed and traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our Ordinary Shares.  In addition, pursuant to the Arrangement, Exchangeable Shares were issued, and are listed and traded on the Toronto Stock Exchange.  Because of separate listings, the trading prices of the Ordinary Shares and Exchangeable Shares may not reflect equivalent values.  Company-specific or broader market fluctuations may adversely affect the market price of the Exchangeable Shares, and there can be no assurance that there will continue to be an active market for these securities.

In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share.  The offer is conditional upon, inter alia, valid acceptances being received by March 28, 2012 in respect of more than 50% in value of CryptoLogic’s issued share capital and more than 50% of the voting rights attached to CryptoLogic’s issued share capital.  In the absence of the offer completing, the market price of the Ordinary Shares and Exchangeable Shares may be adversely affected.

The Company is subject to listing requirements in respect of its listings on the NASDAQ Global Select Market, the Toronto Stock Exchange and the London Stock Exchange Main Market and, in the absence of compliance with all such listing requirements, may face delisting action with consequent reduction in markets available for its Ordinary Shares to trade.

The Company is subject to listing requirements in respect of its listings on the NASDAQ Global Select Market, the Toronto Stock Exchange and the London Stock Exchange Main Market and, in the absence of compliance with all such listing requirements, may face delisting action with consequent reduction in markets available for its Ordinary Shares to trade.

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

Under NASDAQ’s continued listing requirements, an issuer is required to have an audit committee consisting of at least three independent directors.  Upon Mr. Gavagan’s appointment as Interim Chief Executive Officer, he was no longer considered independent and, accordingly, the Company did not have three independent directors.  The Company reported to NASDAQ that the audit committee comprised only two members.  The Company, under NASDAQ continued listing requirements, rectified this situation at the Annual General Meeting held in June 2011 with the appointment of a third independent director.

The Company incurred significant operating losses and negative cash flows from operations for the three years to December 31, 2010, which resulted in a decrease in cash and cash equivalents in each year.  A reoccurrence of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred significant operating losses and negative cash flows from operations for the three years to December 31, 2010, which resulted in a decrease in cash and cash equivalents in each year.  A reoccurrence of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort resulting in a reduction in operating and general and administrative expense, an operating profit and positive cash flows from operations for the year ended December 31, 2011.  However, the Company may incur further operating losses and negative cash flows in future periods and, if its cash resources and financing options are insufficient, its ability to operate would be adversely impacted.

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

On June 1, 2007, in order to advance its global strategy, the Company moved its headquarters from Canada to the Republic of Ireland by forming a new parent company, CryptoLogic, a company incorporated under the laws of Guernsey with its place of business in Dublin, Ireland.  This business reorganization was implemented by way of the Arrangement.  CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., which through the Arrangement, became an indirect subsidiary of CryptoLogic.

In February 2011, the Company appointed Deloitte Corporate Finance to act as its independent financial adviser to assist it with a strategic review encompassing a range of options available to the Company from continuing as an independent entity through to the sale of part or all of its business, as well as to provide advice with respect to any potential transaction.  During 2011, in connection with the strategic review, a number of parties contacted or were contacted by Deloitte Corporate Finance.  In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share, a premium of approximately 110% to the closing price of $1.21 per Ordinary Share on NASDAQ on March 24, 2011, the day prior to the announcement of the strategic review.

In January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing Hosted Casino licensee, resulting in the Company becoming an online casino owner.  Our registered office is at 11 New Street, St. Peter Port, Guernsey, GY1 2PF.  Our head office is located at Marine House, Clanwilliam Place, Dublin 2, Ireland, and our telephone number is +353 1 234 0400.

Our head office provides executive and administrative functions to our corporate group.  Our subsidiaries, including WagerLogic companies and Gaming Portals, through their offices in Ireland, Malta and the UK, provide software, licensing, e-cash systems and support, customer support and marketing support services for our Internet gambling software to third-party gambling operators.  Our Toronto, Canada office provides software development, upgrades and technical support for WagerLogic.

B.  BUSINESS OVERVIEW

CryptoLogic is a publicly traded online gambling software developer and supplier servicing the Internet gambling market.  CryptoLogic, through its wholly-owned subsidiaries, provides software licensing, e-cash management and customer support services for our Internet gambling software to an international client base (“licensees” or “customers”) around the world, who operate under government authority where their Internet businesses are licensed.

Founded in 1995, the Company launched the world’s first online casino games that year.  With a resilient and scalable platform, a commitment to developing the best games in the marketplace and complemented with excellent customer support, the Company thereafter secured an excellent reputation for its product offering.

The enactment in the United States of the Unlawful Internet Gambling Enforcement Act in late 2006, which effectively banned online gambling in the United States by making it illegal to process the related financial transactions, had a very significant negative impact on the Company’s revenue. The Company sought to grow its business internationally and, from 2009, launched a new business model, centered on the Company evolving from purely a developer and licensor of Internet gambling software on its own network, to one which still develops and licenses an excellent casino product, but also delivers high-quality, Branded and non-Branded Games to the industry at large.

The Company faced substantial ongoing challenges in 2010 as it continued its strategy aimed at returning to profitability and long-term growth against the backdrop of a global economic downturn, continuing disappointing returns from major Hosted Casino licensees and licensee delays in the roll-out of Branded Games.

By Q1 2010, the Company had incurred eight continuous quarters of significant operating losses and negative cash flows.  Against this backdrop of a continuing decline in revenues and working capital, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction of almost 50% in operating and general and administrative expense to $6.2 million in Q4 2010 from $12.1 million in Q2 2010, the last full quarter before this restructuring.

The focus on cost control continued into 2011 with operating and general and administrative expense averaging $5.8 million per quarter during the year.  The breathing space afforded by the restructuring allowed the Company to arrest the decline in revenues, resulting in the Company reporting, as further analyzed below:

●	its first annual increase in revenues since 2006;
●	a turnaround in results from a reported loss of $21.6 million in 2010 to a reported profit of $6.5 million in 2011; and
●	an increase in cash and cash equivalents during the year from $10.6 million to $16.6 million.

In February 2011, the Company appointed Deloitte Corporate Finance to act as its independent financial adviser to assist it with a strategic review encompassing a range of options available to the Company from continuing as an independent entity through to the sale of part or all of its business, as well as to provide advice with respect to any potential transaction.  During 2011, in connection with the strategic review, a number of parties contacted or were contacted by Deloitte Corporate Finance.  In February, 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share, a premium of approximately 110% to the closing price of $1.21 per Ordinary Share on NASDAQ on March 24, 2011, the day prior to the announcement of the strategic review.

In January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing Hosted Casino licensee, resulting in the Company becoming an online casino owner.

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

In Hosted Casino and Branded Games, the key to success is differentiation through the combination of our new and innovative games and effective marketing to players by our licensees.  Additionally, in Hosted Casino, a robust e-wallet with multiple payment options is key.

REVENUE SOURCES

Revenue increased 4.9% to $27.3 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $26.0 million).

Fees and licensing revenue from both our Hosted Casino and Branded Games businesses are calculated as a percentage of a licensee’s level of activity in its online casino site.  This is affected by the number of active players on the licensee’s site and their related gambling activity.  In addition, these results are influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensee’s marketing programs.  Hosted Casino and Branded Games revenue are also impacted by the relative value of the US dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into US dollars, our functional currency.

Hosted Casino

Hosted Casino revenue increased 6.5% to $23.4 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $22.0 million).  Hosted Casino revenue represented 85.9% of total revenue in the year ended December 31, 2011 (2010: 84.6%).

The increase in revenue in the year ended December 31, 2011 is primarily due to an increase in contribution from a major licensee of $0.5 million and an increase in jackpot revenue of $1.4 million, including a revision of our estimate to discharge future jackpot payouts of $0.9 million, and a reduction of $0.3 million in liabilities previously provided against Hosted Casino revenue through the resolution of a dispute with a significant supplier of games.  The relative value of the US dollar positively impacted Hosted Casino revenue by $0.7 million when compared with the same period in the prior year.

Branded Games

Branded Games revenue increased 24.8% to $6.9 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $5.5 million).  Branded Games revenue represented 25.2% of total revenue in the year ended December 31, 2011 (2010: 21.1%).  During the year ended December 31, 2011, the Company’s revenue producing games increased from 170 to 212 games.  The increase in Branded Games revenue is primarily due to the increased number of revenue producing games through an increased number of licensees and games per licensee and a reduction of $0.5 million in liabilities previously provided against Branded Games revenue through the resolution of a dispute with a significant supplier of games, partially offset by a lower contribution from a major licensee.  The relative value of the US dollar positively impacted Branded Games revenue by $0.2 million when compared with the same period in the prior year.

Poker

The Company offers a virtual poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s rake per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.

Poker revenue decreased 46.8% to $0.9 million in the year ended December 31, 2011 when compared with the same period in the prior year (2010: $1.6 million).  Poker revenue represented 3.2% of total revenue in the year ended December 31, 2011 (2010: 6.3%).  The decrease in Poker revenue is primarily due to a reduction in contribution from a major licensee.  The relative value of the US dollar did not have a material impact on Poker revenue when compared with the same period in the prior year.

Other Revenue

Other revenue includes fees for software customization, and advertising and marketing services generated from our portal business.

Other revenue decreased 69.5% to $0.3 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $1.1 million).  Other revenue represented 1.2% of total revenue in the year ended December 31, 2011 (2010: 4.4%).  The decrease in Other revenue is due to a one-time termination fee from a licensee in Q1 2010.  The relative value of the US dollar did not have a material impact on Other revenue when compared with the same period in the prior year.

Amortization of Royalties

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

Amortization of royalties increased 11.4% to $3.4 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $3.1 million).  Amortization of royalties represented (12.6%) of total revenue in the year ended December 31, 2011 (2010: (11.9%)).  The increase in royalty amortization was as a result of the Company’s regular review of estimates of future revenue under its license arrangements which identified in Q2 2010 that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalty payments are amortized on a straight-line basis.

Player Restrictions

No revenue is derived from US based players.

Revenue Trends

The global economic downturn is impacting the Company’s business.

While the global online gambling market continues to promise growth potential, competition is intensifying for players and market position.

It is expected that increased regulation of online gambling in key markets will also impact the Company’s business in the future.

Recurring Revenue

CryptoLogic’s licensing fees reflect a revenue model based on building long-standing relationships with customers.  In 2011, 99.8% (2010: 96.2%) of CryptoLogic’s fee revenue before amortization was generated from software licensing and services contracts that generate recurring revenue.

Geographical analysis of revenue before amortization is made according to the jurisdiction of the gambling license of the licensee.  This does not reflect the region of the end users of the Company’s licensees.

For the Years Ended December 31,	2011	2010
Malta	78%	80%
Gibraltar	16%	15%
Alderney	5%	3%
Curaçao	1%	1%
Rest of the World	–%	1%
Total	100%	100%

PRODUCTS AND SERVICES

Our Internet-based gambling and electronic commerce software products are used by licensees to create virtual casinos.  The downloadable software package transfers the “front-end” information (e.g., playing cards, roulette wheel, dice numbers) between users and remote servers.  The software package utilizes each user’s computer to generate the graphics of the virtual gambling site, while the gambling servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable.  Many of our most popular casino games are also available on either the Flash platforms, which provide an entertaining gambling experience without having to wait for software to download.

Among other things, our software contains proprietary encryption features, which allows secure transmission of data, and permits our licensees to offer multi-player games, a panoramic virtual casino floor populated by real players, progressive jackpots, Internet browsing features and inter-player chatting.

As part of our commitment and obligation to safe and responsible gambling, our gambling solution provides personal options and security features including deposit and bet limits, temporary and permanent account locks, personal identification verification, and online tracking of a player’s gambling activity and financial transactions.  We are also able to restrict registration and game play from residents of prohibited jurisdictions.

Our gambling solution is complemented by e-cash systems and support.  We provide Internet-based electronic commerce support and technology to our licensees and their respective customers and maintain, through subsidiaries, electronic commerce accounts for both merchants of our electronic commerce software and their end-users.

For the majority of our Hosted Casino licensees, we report and remit to them the net transaction revenues less licensing and support fees payable to the Company (as specified in the applicable licensing agreements).  Some licensees have responsibility for their own e-cash systems and support to enable an integrated single player account for all their online offerings, and in such cases, the licensees report and remit licensing fees to us.

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

We also provide multi language customer support for the enhanced convenience to our licensees’ global player base.  Our customer support is available to help players with technical questions or assist with the gambling software and e-cash accounts.

We view our marketing support services as a key differentiator in our product and service offerings, as they form an integral part of the Company’s brand ownership and management strategy

It is our objective to continue to introduce innovative software products, support tools and services that appeal to broad segments of gambling audiences worldwide.

●
Multi-currency jackpot video slot games featuring popular Marvel action characters such as The Incredible Hulk, Daredevil, X-Men, Thor, Elektra, Ghost Rider, Spider-Man, The Fantastic Four, and Sub Mariner.  Similar relationships with DC and Paramount have allowed CryptoLogic to deliver slot games with titles that include Batman, Superman, Braveheart, Forrest Gump, Green Lantern, and Ferris Bueller’s Day Off.

●
Play-for-real slot versions of highly popular online casual games, such as Cubis, an award-winning, three-dimensional puzzle game, and Bejeweled, a gem-matching game  and Jewel Quest, a popular puzzle-match game;

●
Our own patented games including the progressive jackpot slot, Millionaires Club, which has awarded the largest online jackpots in the Company’s history; and Multi-Hand Video Blackjack, which brings together blackjack and video poker;

●
Our own Texas Hold’em Bonus Poker, which is the first-ever online version of the widely popular land-based casino game and combines the huge popularity of poker with the excitement of a casino card game; and

●	World-famous Street Fighter II arcade game.

Having established relationships with major media companies such as Marvel Comics, DC Comics, a division of Warner Bros., and Paramount Digital Entertainment, we have created industry leading casino games, which are a key component of our Hosted Casino product.  Through our Branded Games business, we are able to offer these games not only to our Hosted Casino customers, but to the entire industry at large.

We also operate a gambling portal business under two brands:  Casino.co.uk and WinnerOnline.com.  These portals earn advertising revenue from gambling operators, and direct traffic to operator sites and those sites owned by the Company’s licensees – providing a known-name marketing channel and a player acquisition tool for licensees.

PATENTS AND OTHER INTELLECTUAL PROPERTY

Our general policy has been to seek patent protection for gambling innovations where proprietary rights will improve our competitive position.  We hold a series of patents including one related to our Millionaires Club slot game, which offers million-dollar-plus online jackpots, and one related to our Multi-Hand Video Blackjack game.  We also have patents pending on various other gambling innovations.

We also license intellectual property, generally on an exclusive basis, from third parties for use in our games.

See Item 3. Key Information – Risk Factors

GLOBAL REGULATORY ENVIRONMENT

While the United Kingdom and other European jurisdictions such as Malta have currently adopted a regime which permits its licensees to accept wagers from any jurisdiction differing approaches are developing in other parts of Europe.  Italy, France, Spain and Denmark have adopted regimes which only permit the targeting of the domestic market if a local license is obtained and local taxes accounted for.  Many other European countries have, or are in the process of implementing regimes which only permit the targeting of the domestic market provided a local license is obtained and local taxes accounted for.  Other European countries continue to defend a licensing regime that limits supplies of gambling to a local monopoly and have combined this with an attempt to outlaw all other supplies.  Although there have been some judgments of the European Court of Justice (“ECJ”) that have been critical of anti-gambling laws in certain territories, several recent decisions suggest that the restrictive approaches of either local licensing or protection of a local monopoly are defendable on the grounds of protection of the public.  The European Union's Internal Markets Commissioner, Michel Barnier, commenced a consultation process on Internet gambling regulation in the EU and published a green paper on the subject in March 2011.  Harmonization in the area of on-line gambling, however, has met with substantial opposition in the past, and there can be no certainty that the consultation and review will recommend such harmonization or that any recommendation of harmonization will be adopted.  There is, therefore, no indication that any such harmonization will be achieved in the near term.

Since 1995, online gambling has grown into a large, multi-billion dollar industry, but with regulatory inconsistencies among countries and limited formal regulation.  Laws around the world are often outdated, ambiguous and continue to develop on a country-by-country basis.

On October 13, 2006, the US enacted the UIGEA, which effectively banned online gambling in that country by making it illegal to process related financial transactions.  The industry-wide impact of UIGEA has negatively affected our business by significantly reducing our revenue and earnings.

At the time the UIGEA was enacted, the entire US market was estimated to represent approximately 50% of the global online gambling market (source: GBGC).  However, the online casino and online poker markets outside the US, the core areas of our business, are expected to continue to grow.  Since 2002, we have focused on licensees that primarily target non-US markets, most notably the UK and Continental Europe.  After the UIGEA enactment, 100% of licensees’ revenue came from outside the US

In September 2007, the UK Gaming Act came into force, which Act regulates online gambling in that jurisdiction, and is generally viewed as a positive development for the industry, our customers and for CryptoLogic.  However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s independent regulator, will provide a commercially-viable market and may create restrictions that will have a material adverse effect on our customers, our business, revenues, operating results and financial condition.  Indeed, the DCMS (the government body with responsibility for overseeing gambling), has announced that it may reconsider one of the main tenets of the Gambling Act, namely that if an online gambling operator was regulated either in Europe or in a jurisdiction approved by the DCMS (the so called “white listed” jurisdictions) such an operator could fully target the UK gambling market.   The DCMS is in the process of conducting a review of on-line gambling and is expected to publish the results of this review in the next few months, and the minister responsible in the DCMS for gambling stated that the Government was aiming to file remote gambling legislation in the next parliamentary session.  It seems likely that the DCMS will recommend that it will require entities not licensed in the UK to acquire some form of additional accreditation to access the UK market and/or pay taxes in the UK.

Elsewhere in Europe the legislative environment continues to evolve, with many countries implementing restrictive licensing regimes while others continue to protect state gambling monopolies.  While many decisions rendered by the ECJ in the past were broadly favorable to the industry, recent decisions by the ECJ have been to uphold certain jurisdictions’ restrictive approaches, whether through local monopolies or licensing, as not contrary to EC treaty law, on public policy grounds.

CryptoLogic has long advocated a regulatory approach to foster a transparent, credible and growing online gambling industry.  We believe that government plays an important role and is in the best position to regulate this industry to provide consumer protection, preserve the integrity of the online gambling industry, and build a credible and business-friendly marketplace.  We have sought and achieved certification of our software in strictly regulated jurisdictions.  It is through this process that we maintain our reputation as a trusted provider for licensees and their customers.

For more information regarding the global regulatory environment in which the Company and its licensees do business, refer to “Risks Related to the Industry” under “Item 3. Key Information.”

COMPETITIVE ENVIRONMENT

We compete with a number of public and private companies that provide electronic commerce and/or Internet gambling software.  Given the stage of development of the industry and the number of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile.  In addition to current known competitors, traditional land-based gambling operators and other entities, many of which have significant financial resources and name-brand recognition, may provide Internet gambling services in the future, and thus become our competitors.  Increased competition from current and future competitors has and may continue to result in the reduction of our revenues, and may result in the continued loss of our market share.

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

As Internet gambling has developed and increased in sophistication, so have the players who can choose from a proliferation of sites.  Competition for players’ attention and share of wallet is intensifying, and players are demanding more value, more games and an enhanced entertainment experience.

The global nature of the Internet makes most Internet markets, including the online gambling industry, relatively accessible to a wide number of entities and individuals.  We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass, regulatory compliance, independent oversight and transparency of business practices.  While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to known current competitors.

C.  ORGANIZATIONAL STRUCTURE

The organizational structure of the Company as of December 31, 2011 is set out below.  CryptoLogic, a company incorporated under the laws of Guernsey with its corporate headquarters in Dublin, Ireland, provides executive functions to our corporate group.  Our subsidiary CryptoLogic Inc. is located in Canada, and provides software development, upgrades and technical support for our WagerLogic and Gaming Portals subsidiaries.  With offices in Ireland, Malta and the UK, the WagerLogic and Gaming Portals group of companies provides software licensing for our Internet gambling software, and support, customer support, marketing support and other services to third-party gambling operators or licensees.  During 2010, the Company moved its operations previously performed in Cyprus to Malta and also consolidated the majority of its UK operations in Malta.  Our Gaming Portals subsidiary provides e-cash systems and support that enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee.  Our WagerLogic Malta Software subsidiary offers customer support and marketing services to our Hosted Casino licensees.  Our CryptoLogic Operations subsidiary holds Maltese and Danish online gambling licenses for InterCasino, which licenses were operational from January 2012.  Our CryptoLogic Malta subsidiary provides treasury services to the group.  Our CryptoLogic Asia subsidiary holds our investments in Asia.  CryptoLogic Exchange Corporation and CryptoLogic Callco ULC exist solely to facilitate the exchange of Exchangeable Shares for Ordinary Shares in connection with the Arrangement.

D.  PROPERTY, PLANTS AND EQUIPMENT

The following table sets forth the Company’s principal leased properties.

Location	Principal Use	Area (sq. ft.)	Remaining Lease Term	Current Rent (per annum)
Msida, Malta	Marketing and customer support	12,917	8 years 5 months	€64,000
Toronto, Canada	Research and development	10,225	3 years 7 months	C$163,600
Dublin, Ireland	Head office	5,400	1 year 3 months	€182,758
Dublin, Ireland	Head office	1,440	1 year 3 months	€47,995
London, England	Marketing support	4,880	1 year 9 months	£192,200

In December 2009, in accordance with the rental agreement, the Company exercised its right to exit the leasehold premises in Toronto and recorded termination costs of $1.8 million; this was paid on termination in July 2010.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s consolidated financial statements have been prepared in accordance with IFRS.  We have availed of the exemption under SEC rules to prepare consolidated financial statements without a reconciliation to US GAAP as at and for the three year period ended December 31, 2011 as the Company is a foreign private issuer and the consolidated financial statements have been prepared in accordance with IFRS.

The following discussion should be read in conjunction with our consolidated financial statements and related notes for the years ended December 31, 2011 and 2010 as set out in this annual report under “Item 17. Financial Statements.”

OVERVIEW

CryptoLogic is a publicly traded online gambling software developer and supplier servicing the Internet gambling market.  CryptoLogic, through its wholly-owned subsidiaries, provides software licensing, e-cash management and customer support services for our Internet gambling software to an international client base (“licensees” or “customers”) around the world, who operate under government authority where their Internet businesses are licensed.

Founded in 1995, the Company launched the world’s first online casino games that year.  With a resilient and scalable platform, a commitment to developing the best games in the marketplace and complemented with excellent customer support, the Company thereafter secured an excellent reputation for its product offering.

The enactment in the United States of the Unlawful Internet Gambling Enforcement Act in late 2006, which effectively banned online gambling in the United States by making it illegal to process the related financial transactions, had a very significant negative impact on the Company’s revenue. The Company sought to grow its business internationally and, from 2009, launched a new business model, centered on the Company evolving from being purely a developer and licensor of Internet gambling software on its own network, to one which still develops and licenses an excellent casino product, but also delivers high-quality, Branded and non-Branded Games to the industry at large.

The Company faced substantial ongoing challenges in 2010 as it continued its strategy aimed at returning to profitability and long-term growth against the backdrop of a global economic downturn, continuing disappointing returns from major Hosted Casino licensees and licensee delays in the roll-out of Branded Games.

By Q1 2010, the Company had incurred eight continuous quarters of significant operating losses and negative cash flows.  Against this backdrop of a continuing decline in revenues and working capital, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction of almost 50% in operating and general and administrative expense to $6.2 million in Q4 2010 from $12.1 million in Q2 2010, the last full quarter before this restructuring.

The focus on cost control continued into 2011 with operating and general and administrative expense averaging $5.8 million per quarter during the year.  The breathing space afforded by the restructuring allowed the Company to arrest the decline in revenues, resulting in the Company delivering:

●	its first annual increase in revenues since 2006;
●	a turnaround in results from a loss of $21.6 million in 2010 to a profit of $6.5 million in 2011; and
●	an increase in cash and cash equivalents during the year from $10.6 million to $16.6 million.

In February 2011, the Company appointed Deloitte Corporate Finance to act as its independent financial adviser to assist it with a strategic review encompassing a range of options available to the Company from continuing as an independent entity through to the sale of part or all of its business, as well as to provide advice with respect to any potential transaction.  During 2011, in connection with the strategic review, a number of parties contacted or were contacted by Deloitte Corporate Finance.  In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share, a premium of approximately 110% to the closing price of $1.21 per Ordinary Share on NASDAQ on March 24, 2011, the day prior to the announcement of the strategic review.

In January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing Hosted Casino licensee, resulting in the Company becoming an online casino owner.

STRATEGY

Management remains focused on the development and support of the Hosted Casino business while continuing to build on the success of our Branded Games initiative by expanding our partnerships and broadening the types of games we offer.  In 2011, the first games went live with licensees of Instant Click, the Company’s improved gambling delivery package that enables rapid deployment of a range of titles from our suite of games by online operators and technology providers on their own e-gambling infrastructure and electronic cashier systems.

CryptoLogic’s strategy has two main elements:

●
Focusing on our core Internet Hosted Casino business.  Our award-winning games are complemented by a widely acclaimed support services structure.  From 2012, with the Company’s acquisition of the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing licensee, the Company became an online casino owner, resulting in the majority of the Hosted Casino business becoming a B2C business.

●
Licensing our Branded Games to others, directly, via other technology platforms or via Instant Click.  Through working with highly respected content providers and brand owners, we have successfully delivered the likes of Spiderman, The Hulk and Batman to both our own Hosted Casino licensees and to the market in general.

Among the new signings or launches in 2011 were:

●	SkillOnNet, the first customer live on Instant Click

●	bwin

●	Loto Québec

PRODUCT PERFORMANCE

We began the year under review with 170 Branded Games live and ended with 212.  This remains lower than originally planned and we continue to experience delays beyond our control in the roll out of these games by licensees.

Our goal is to continue to provide excellent game content supported by innovative game mechanics and bonuses and to improve on the speed of roll out of new games with our licensees.  Instant Click can be instrumental in the speed of roll out of new games, since a single integration allows the suite of in excess of 50 games to be made available at one time to a customer.

NEW DEVELOPMENTS

We deployed our newest offering, Instant Click, a new gambling package that enables rapid deployment of a range of titles from our suite of games by online operators and technology providers on their own e-gambling infrastructure and electronic cashier systems.  The first implementations of Instant Click went live in 2011 and early 2012.

OUTLOOK

The global e-gambling industry continues to become ever more competitive, whilst subject to increasing regulation.  CryptoLogic is well placed to enhance its position in the industry but only if we stay focused and lean, and capable of responding to changing market expectations and delivering products and service levels of the highest quality.

The European market offers scope for growth, tempered by the challenges in an environment of increasing regulation.  Our goals for 2012 are:

●	Improved revenue from Hosted Casino, including its newly-acquired online casino offering;

●	Improved revenue from Branded Games as new and existing licensees roll out games;

●	Improved revenue from Instant Click deployments; and

●	Continuing tight control over costs with initiatives to improve efficiency where possible.

Whilst the US market has effectively been closed since the passing of the Unlawful Internet Gambling Enforcement Act in October 2006, we continue to monitor the situation closely and the various options that would allow us re-entry at the appropriate time.

A.  OPERATING RESULTS

Comparison of 2011 and 2010

Revenue

Revenue increased 4.9% to $27.3 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $26.0 million).Fees and licensing revenue from both our Hosted Casino and Branded Games businesses are calculated as a percentage of a licensee’s level of activity in its online casino site.  This is affected by the number of active players on the licensee’s site and their related gambling activity.  In addition, these results are influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensee’s marketing programs.  Hosted Casino and Branded Games revenue are also impacted by the relative value of the US dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into US dollars, our functional currency.

Hosted Casino

Hosted Casino revenue increased 6.5% to $23.4 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $22.0 million).  Hosted Casino revenue represented 85.9% of total revenue in the year ended December 31, 2011 (2010: 84.6%).

The increase in revenue in the year ended December 31, 2011 includes an increase in jackpot revenue of $1.4 million, including a revision of our estimate to discharge future jackpot payouts of $0.9 million, and a reduction of $0.3 million in liabilities previously provided against Hosted Casino revenue through the resolution of a dispute with a significant supplier of games.  The relative value of the US dollar positively impacted Hosted Casino revenue by $0.7 million when compared with the same period in the prior year.

Branded Games

Branded Games revenue increased 24.8% to $6.9 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $5.5 million).  Branded Games revenue represented 25.2% of total revenue in the year ended December 31, 2011 (2010: 21.1%).  During the year ended December 31, 2011, the Company’s revenue producing games increased from 170 to 212 games.

The increase in Branded Games revenue is primarily due to the increased number of revenue producing games through an increased number of licensees and games per licensee and a reduction of $0.5 million in liabilities previously provided against Branded Games revenue through the resolution of a dispute with a significant supplier of games, partially offset by a lower contribution from a major licensee.  The relative value of the US dollar positively impacted Branded Games revenue by $0.2 million when compared with the same period in the prior year.

Poker

The Company offers a virtual poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s rake per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.

Poker revenue decreased 46.8% to $0.9 million in the year ended December 31, 2011 when compared with the same period in the prior year (2010: $1.6 million).  Poker revenue represented 3.2% of total revenue in the year ended December 31, 2011 (2010: 6.3%).  The decrease in Poker revenue is primarily due to a reduction in contribution from a major licensee.  The relative value of the US dollar did not have a material impact on Poker revenue when compared with the same period in the prior year.

Other Revenue

Other revenue includes fees for software customization, and advertising and marketing services generated from our portal business.

Other revenue decreased 69.5% to $0.3 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $1.1 million).  Other revenue represented 1.2% of total revenue in the year ended December 31, 2011 (2010: 4.4%).  The decrease in Other revenue is primarily due to a one-time termination fee from a licensee in Q1 2010.  The relative value of the US dollar did not have a material impact on Other revenue when compared with the same period in the prior year.

Amortization of Royalties

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

Amortization of royalties increased 11.4% to $3.4 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $3.1 million).  Amortization of royalties represented (12.6%) of total revenue in the year ended December 31, 2011 (2010: (11.9%)).  The increase in royalty amortization was as a result of the Company’s regular review of estimates of future revenue under its license arrangements which identified in Q2 2010 that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalty payments are amortized on a straight-line basis.

Player Restrictions

No revenue is derived from US based players.

Revenue Trends

The global economic downturn is impacting the Company’s business.

While the global online gambling market continues to promise growth potential, competition is intensifying for players and market position.

It is expected that increased regulation of online gambling in key markets will also impact the Company’s business in the future.

Recurring Revenue

CryptoLogic’s licensing fees reflect a revenue model based on building long-standing relationships with customers.  In 2011, 99.8% (2010: 96.2%) of CryptoLogic’s fee revenue before amortization was generated from software licensing and services contracts that generate recurring revenue.

Expenses

Operating Expense

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee stock options, licensee support, marketing, e-cash systems and support costs, customer service expense and expenses related to regulatory compliance.

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee share-based payments, licensee support, marketing, e-cash systems and support costs, customer service expense and expenses related to regulatory compliance.

Operating expense decreased 41.7% to $17.6 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $30.1 million).  Operating expense represented 64.4% of revenue in the year ended December 31, 2011 (2010: 116.0%).  The decrease in operating expense was primarily due to the Company’s reorganization plans resulting in reduced headcount-related costs, consulting costs, IT and marketing costs.  The relative value of the US dollar negatively impacted operating expense by $0.7 million when compared with the same period in the prior year.

At December 31, 2011, CryptoLogic had 103 employees, down from 111 a year earlier.

General and Administrative Expense

General and administrative (“G&A”) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

G&A expense decreased 24.1% to $5.7 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $7.6 million).  G&A expense represented 21.1% of total revenue in the year ended December 31, 2011 (2010: 29.1%).  The decrease in G&A expense was primarily due to the Company’s reorganization plans resulting in reduced rent and occupancy costs, travel costs, and professional fees associated with our annual audit and compliance with Sarbanes Oxley.  The relative value of the US dollar negatively impacted G&A expense by $0.3 million when compared with the same period in the prior year.

Impairment of  Intangible Assets

The Company regularly reviews its assets for impairment.  During 2010, the Company performed an impairment review of certain software development projects as a result of the Company’s revised estimate of future revenues.  As a result, the Company recorded an impairment charge of $1.8 million, the amount by which the carrying value exceeded the estimated fair value.

During 2010, the Company reviewed the results and future expectations of the Parbet brand and its Casino.co.uk business.  The Company determined that the carrying amounts of these intangible assets exceeded their value and recorded an impairment charge of $2.0 million for Parbet, or the entire carrying value of the intangible assets, and $1.6 million for the Casino.co.uk business.  At December 31, 2011, the carrying value of the Casino.co.uk business was $0.1 million.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets to support our business activities.

Depreciation and amortization decreased 37.0% to $1.5 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $2.4 million).  Depreciation and amortization represented 5.5% of total revenue in the year ended December 31, 2011 (2010: 9.1%).  The decrease in depreciation and amortization was primarily due to less amortization on infrastructure and software assets as they become fully depreciated and reduced amortization on assets impaired.  The relative value of the US dollar did not have a material impact on depreciation and amortization when compared with the same period in the prior year.

Profit on Derecognition of Available-For-Sale Assets

Profit on derecognition of available-for-sale assets increased 575.7% to $1.3 million for the year ended December 31, 2011 when compared with the same period in the prior year (2010: $0.2 million).  The increase in profit on derecognition of available-for-sale assets was due to the proceeds from sale of the Company’s investment in 568 Network Inc. of $1.3 million in Q4 2011 and the proceeds from exchange of the Company’s investment in Mikoishi Pte Ltd. of $0.2 million in Q4 2010.

Provision for Income Taxes

Income tax expense decreased 511.9% to $2.7 million tax credit for the year ended December 31, 2011 when compared with the same period in the prior year (2010: tax charge $0.7 million).  The decrease in income tax expense was primarily due to the refund of $3.4 million of tax previously paid for potential tax liabilities, and following notification from tax authorities that the tax audits for the tax years 2006 and 2007 had been completed with no significant errors and no requirement to reassess the tax filings for those years.  The Company is subject to tax in many jurisdictions.  This results in a tax charge on transfer pricing of costs between group companies even in periods of overall losses.  The Company is actively working to reduce the number of its subsidiaries, which should reduce the overall tax burden.  The consolidated profit/(loss) comprises losses in some companies and profits in others, which results in a consolidated income tax expense.

Non-Controlling Interest

Pursuant to the Arrangement, CryptoLogic acquired control over all of the issued and outstanding ordinary shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic.  As part of the Arrangement, the Company issued either an equivalent amount of Ordinary Shares or, in the case of taxable Canadian residents, Exchangeable Shares.  The Exchangeable Shares are, as nearly as practicable, the economic equivalent of Ordinary Shares.  These Exchangeable Shares participate equally in voting and dividends with the shareholders of CryptoLogic.  No additional Exchangeable Shares have been or will be issued.  For more information, see the Management Information Circular dated April 23, 2007 available on www.sedar.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by Exchangeable Shareholders has been presented as a non-controlling interest in the consolidated financial statements, as required under IFRS.

Immediately following the Arrangement, a total of 12.6 million Ordinary Shares and 1.3 million Exchangeable Shares were outstanding.  Since then, a total of 484,057 Exchangeable Shares have been exchanged, with the remaining 848,511 Exchangeable Shares being reflected as non-controlling interest as at December 31, 2011.  Non-controlling interest will continue until all Exchangeable Shares have been exchanged into Ordinary Shares or until June 1, 2014 when we will redeem all of the then outstanding Exchangeable Shares in return for Ordinary Shares.

Total Comprehensive Income/(Loss)

Total comprehensive income was $6.5 million or $0.47 per diluted share for the year ended December 31, 2011 (2010: total comprehensive loss $21.6 million or $(1.56) per diluted share).  The movement from loss to income was as a result of increased Hosted Casino and Branded Games revenue and profit on derecognition of available-for-sale assets and decreased amortization of games and decreased operating, G&A, depreciation and amortization, impairment of intangible assets, reorganization and income tax expenses.  Partially offsetting these movements were decreases in Poker and Other revenue and increased amortization of royalties.  Included within the movement from loss to income for the year ended December 31, 2011 is a revision of our estimate to discharge future jackpot payouts of $0.9 million, a reduction of $0.8 million in liabilities previously provided against revenue through the resolution of a dispute with a significant supplier of games and a refund of $3.4 million of tax previously paid for potential tax liabilities

B.  LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred significant operating losses of $21.3 million, $37.8 million and $38.1 million and negative cash flows from operations of $11.8 million, $17.8 million and $18.6 million for the three years ended December 31, 2010, 2009 and 2008, respectively, which resulted in a decrease in cash and cash equivalents to $10.6 million, $23.4 million and $36.3 million as of December 31, 2010, 2009 and 2008, respectively.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may have cast doubt upon the Company’s ability to continue as a going concern.

However, following the significant restructuring in 2010, the Company achieved an operating profit of $2.5 million and positive cash flows from operations of $5.2 million for the year ended December 31, 2011, which resulted in an increase in cash and cash equivalents to $16.6 million as of December 31, 2011.  Management believes that the results of this restructuring have substantially removed any doubts regarding the Company’s ability to continue as a going concern.

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

Furthermore, having regard to expectations for future revenues, reduced operating and general and administrative expense and lower levels of future purchase commitments, management expects cash needs to be funded through existing cash resources and operating cash flow.

Comparison of 2011 and 2010

Net Cash Position

CryptoLogic remained debt-free in 2011.  Cash and cash equivalents at December 31, 2011 were $16.6 million (December 31, 2010: $10.6 million).

The increase in net cash during the year ended December 31, 2011 of $6.0 million is primarily due to cash generated from operations before changes in non-cash operating items of $6.7 million, which is calculated by removing the effect of all non-cash items from net income, a decrease in prepayments of $2.6 million, cash received from derecognition of available-for-sale assets of $1.3 million, an increase in income taxes receivable and payable of $0.9 million, and a decrease in trade and other receivables of $0.3 million, partially offset by a decrease in trade payables and accrued liabilities of $3.1 million and a decrease in provision for jackpots of $2.3 million.

Operating Activities

Cash flow from operating activities was $5.2 million for the year ended December 31, 2011 (2010: $(11.8) million).  The cash flow from operating activities is primarily due to cash generated from operations before changes in non-cash operating items of $6.7 million, which is calculated by removing the effect of all non-cash items from net income, a decrease in prepayments of $2.6 million, an increase in income taxes receivable and payable of $0.9 million, and a decrease in trade and other receivables of $0.3 million, partially offset by a decrease in trade payables and accrued liabilities of $3.1 million and a decrease in provision for jackpots of $2.3 million.

Investing Activities

Cash flow from investing activities was $1.1 million for the year ended December 31, 2011 (2010: $(1.0) million).

Working Capital

Working capital at December 31, 2011 was $20.1 million (2010: $12.4 million).

User Funds Held on Deposit

User funds held on deposit at December 31, 2011 was $2.7 million (December 31, 2010: $6.1 million).  The decrease was primarily due to the loss of a minor poker licensee.

Capitalization

Since inception, CryptoLogic has had neither debt nor unutilized credit facilities.  At December 31, 2011, CryptoLogic had 12,970,540 Ordinary Shares outstanding (December 31, 2010: 12,879,920) and 359,250 share options outstanding (December 31, 2010: 223,500).  The 12,970,540 outstanding Ordinary Shares excludes 848,511 (December 31, 2010: 939,131) Exchangeable Shares which are entitled to be exchanged on a one-for-one basis for Ordinary Shares.  Including the Exchangeable Shares, the outstanding Ordinary Shares would be 13,819,051 (December 31, 2010: 13,819,051).  As of March 16, 2012, there were 12,990,240 Ordinary Shares and 828,811 Exchangeable Shares outstanding.

As part of the Arrangement, Canadian residents received Exchangeable Shares.  The Exchangeable Shares are, as nearly as practicable, the economic equivalent of Ordinary Shares.  For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc.  The Exchangeable Shares can be exchanged for an equivalent amount of Ordinary Shares at any time and are accounted for as a non-controlling interest.  On June 1, 2014, the Company will redeem all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price.  The redemption price will be satisfied through the issuance and delivery of one Ordinary Share for each Exchangeable Share.  CryptoLogic has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on matters to be voted on by CryptoLogic shareholders.  All outstanding options of CryptoLogic Inc. as of the date of the Arrangement were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc.  The Exchangeable Shares provide those shareholders with the same voting and dividend rights as the Ordinary Shares.  No additional Exchangeable Shares have been or will be issued and all exercises of share options will give rise to the issue of additional Ordinary Shares.

Critical Accounting Estimates

CryptoLogic’s accounting policies are specified in the notes to our annual consolidated financial statements, in particular note 2.  The accounting estimates discussed below are considered particularly important, as they require judgments by management.  Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during Q2 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the three months ended December 31, 2011 amortization of $0.9 million (2010: $0.9 million) was recorded as a reduction of revenue.  For the year ended December 31, 2011 amortization of $3.4 million (2010: $3.1 million) was recorded as a reduction of revenue.

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.    The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision is sufficient to cover the full amount of any required payout.

During the year ended December 31, 2011, the Company performed an analysis of provision for jackpots and revised its estimated liability for provision for jackpots.  The change in accounting estimate resulted in a reduction of the liability for provision for jackpots and a corresponding increase in revenue of $0.9 million.  At December 31, 2011, provisions included $3.1 million in provision for jackpots (December 31, 2010: $5.4 million).

The Company is involved in certain claims and litigation arising in the ordinary course and conduct of business, including intellectual property matters.  Management assesses such claims and, if considered likely to result in material exposure and, where it is probable that there will be an outflow of economic benefit, provisions for loss are made based on management’s assessment of the likely outcome.  Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlements or awards under such claims are provided for when reasonably determinable.  Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.

The Company regularly reviews its long-term assets, comprising property, plant and equipment, intangible assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability generally requires the Company to estimate the fair value of the long-term asset, which requires the Company to make assumptions and judgments on several items including, but not limited to, the future cash flows that will be generated by these assets and the appropriate discount rate to apply to those cash flows.  Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

Accounting for both current and future tax requires the Company to make assumptions, judgments and estimates about current tax laws, which require certain interpretations of tax laws in several jurisdictions around the world as well as possible outcomes of current and future audits conducted by the respective tax authorities.  The Company has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities.  Although the Company believes our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of current and any future tax audits could significantly impact the amounts provided for income taxes in its consolidated financial statements.

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

The Company has a share-based payment scheme for employees.  The fair value of share options is estimated by using the Black-Scholes model on the date of grant incorporating assumptions regarding risk risk-free interest rate, dividend yield, volatility factor of the expected market price of the Company’s shares and the expected life of the options.  Calculations for this scheme with the necessary assumptions inherently mean judgments are required by management.

Recently Issued and Adopted Accounting Pronouncements

Recently Issued Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS would be required in 2011 for publicly accountable enterprises in Canada.

The adoption of IFRS has required the restatement of amounts reported by the Company for its previous year end, and of the opening balance sheet as at January 1, 2010.

The IFRS conversion project consisted of three phases which have been completed by the Company.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS.

Phase Two: Analysis and Development, involved detailed diagnosis and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

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

Changes in Accounting Policies

The guidance for the first time adoption of IFRS is set out in IFRS 1, First-time Adoption of International Financial Reporting Standards.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.  The Company elected to take the following IFRS 1 optional exemptions:

●	To apply the requirements of IFRS 3, Business Combinations, prospectively from the Company’s date of transition.

●	To apply the requirements of IFRS 2, Share-based Payments, only to equity instruments granted after November 7, 2002 which had not vested at the date of transition.

The following mandatory exceptions were adopted by the Company:

●	IFRS 1.B1(a) i. Financial assets and liabilities that had been derecognized before the date of transition to IFRS under Canadian GAAP have not been recognized under IFRS.

●	IFRS 1.B1(b) ii. The Company has only applied hedge accounting in the opening statement of financial position where all the requirements in IAS 39 were met at the date of transition.

●
IFRS 1.14 iii.  The Company has used estimates under IFRS that are consistent with those applied under Canadian GAAP (with adjustment for accounting policy differences) unless there is objective evidence those estimates were in error.

The following consolidated financial statements show the impacts of the differences between IFRS and Canadian GAAP as at the date of transition (January 1, 2010) and as at and for the year ended December 31, 2010.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)
	Notes	Canadian GAAP	Effect of transition to IFRS January 1, 2010	IFRS
ASSETS
Deferred tax assets		$1,549	$–	$1,549
User funds held on deposit	E	7,929	(7,929)	–
Property, plant and equipment	D	7,774	(4,948)	2,826
Intangible assets	B, D	4,342	4,564	8,906
Total non-current assets		21,594	(8,313)	13,281
Cash and cash equivalents		23,447	–	23,447
Security deposits		250	–	250
User funds held on deposit	E	–	7,929	7,929
Trade and other receivables		7,972	–	7,972
Current tax assets		681	–	681
Prepayments		9,426	–	9,426
Total current assets		41,776	7,929	49,705
Total assets		$63,370	$(384)	$62,986

EQUITY
Share capital		$33,916	$–	$33,916
Share-based payment reserve	A	7,633	(1,987)	5,646
Deficit		(4,753)	1,987	(2,766)
Total equity attributable to shareholders of CryptoLogic		36,796	–	36,796
Non-controlling interest	C	2,948	–	2,948
Total equity		39,744	–	39,744

LIABILITIES
Deferred tax liabilities	B	384	(384)	–
User funds held on deposit	E	7,929	(7,929)	–
Total non-current liabilities		8,313	(8,313)	–
Trade payables and accrued liabilities		13,156	(3,020)	10,136
Provisions		–	3,020	3,020
Income taxes payable		2,157	–	2,157
User funds held on deposit	E	–	7,929	7,929
Total current liabilities		15,313	7,929	23,242
Total liabilities		23,626	(384)	23,242
Total equity and liabilities		$63,370	$(384)	$62,986

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)

	Notes	Canadian GAAP	Effect of transition to IFRS December 31, 2010	IFRS
ASSETS
Deferred tax assets		$864	$–	$864
User funds held on deposit	E	6,069	(6,069)	–
Property, plant and equipment	D	4,713	(2,128)	2,585
Intangible assets	B, D	95	2,115	2,210
Total non-current assets		11,741	(6,082)	5,659
Cash and cash equivalents		10,584	–	10,584
Security deposits		515	–	515
User funds held on deposit	E	–	6,069	6,069
Trade and other receivables		5,046	–	5,046
Current tax assets		730	–	730
Prepayments		8,942	–	8,942
Total current assets		25,817	6,069	31,886
Total assets		$37,558	$(13)	$37,545

EQUITY
Share capital		$34,129	$–	$34,129
Share-based payment reserve	A	7,826	(2,262)	5,564
Deficit		(25,140)	2,262	(22,878)
Total equity attributable to shareholders of CryptoLogic		16,815	–	16,815
Non-controlling interest	C	1,226	–	1,226
Total equity		18,041	–	18,041

LIABILITIES
Deferred tax liabilities	B	29	(13)	16
User funds held on deposit	E	6,069	(6,069)	–
Total non-current liabilities		6,098	(6,082)	16
Trade payables and accrued liabilities		13,060	(5,353)	7,707
Provisions		–	5,353	5,353
Income taxes payable		359	–	359
User funds held on deposit	E	–	6,069	6,069
Total current liabilities		13,419	6,069	19,488
Total liabilities		19,517	(13)	19,504
Total equity and liabilities		$37,558	$(13)	$37,545

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of US dollars, except per share data)

		Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Total revenue		$25,988	$–	$25,988
Expenses:
Operating	A, F	30,230	(100)	30,130
General and administrative		7,561	–	7,561
Reorganization		1,935	–	1,935
Impairment of property, plant and equipment	D	1,763	(1,763)	–
Impairment of intangible assets	D	3,566	1,763	5,329
Finance costs	F	65	(65)	–
Depreciation	D	2,047	(1,005)	1,042
Amortization of intangible assets	D	325	1,005	1,330
		47,492	(165)	47,327
Results from operating activities		(21,504)	165	(21,339)
Finance income	F	80	175	255
Finance costs	F	–	(65)	(65)
Net finance costs		80	110	190
Profit on derecognition of available-for-sale assets		185	–	185
Loss before income taxes		(21,239)	275	(20,964)
Income tax expense		657	–	657
Loss and total comprehensive loss for the period		$(21,896)	$275	$(21,621)

Loss and total comprehensive loss attributable to:
Shareholders of CryptoLogic		(20,387)	275	(20,112)
Non-controlling interests		(1,509)	–	(1,509)
Loss and total comprehensive loss for the period		$(21,896)	$275	$(21,621)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

		Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Cash flows from/(used in):
Operating activities:
Loss for the period	A	$(21,896)	$275	$(21,621)
Adjustments for:
Depreciation	D	2,047	(1,005)	1,042
Amortization of intangible assets	D	325	1,005	1,330
Impairment of property, plant and equipment	D	1,763	(1,763)	–
Impairment of intangible assets	D	3,566	1,763	5,329
Deferred tax		684	–	684
Gain on long-term investments		(185)	185	–
Cash received from derecognition of available-for-sale assets		–	(185)	(185)
Interest received		–	(80)	(80)
Unrealized foreign exchange difference on cash and cash equivalents		–	(26)	(26)
Share-based payments	A	193	(275)	(82)
		(13,503)	(106)	(13,609)
Change in operating assets and liabilities:
Change in trade and other receivables		2,926	–	2,926
Change in prepayments		484	–	484
Change in trade payables and accrued liabilities		(2,429)	–	(2,429)
Change in provisions		2,333	–	2,333
Cash flows from/(used in) operating activities		(10,189)	(106)	(10,295)
Income taxes receivable/payable		(1,550)	–	(1,550)
Net cash flows from/(used in) operating activities		(11,739)	(106)	(11,845)
Investing activities:
Acquisition of property, plant and equipment		(822)	–	(822)
Disposal of property, plant and equipment		21	–	21
Acquisition of intangible assets		(243)	–	(243)
Cash received from long-term investments		185	(185)	–
Cash received from derecognition of available-for-sale assets		–	185	185
Interest received		–	80	80
Decrease/(increase) in security deposits		(265)	–	(265)
Net cash flows from/(used in) investing activities		(1,124)	80	(1,044)
Net increase/(decrease) in cash and cash equivalents		(12,863)	(26)	(12,889)
Cash and cash equivalents, beginning of period		23,447	–	23,447
Unrealized foreign exchange difference on cash and cash equivalents		–	26	26
Cash and cash equivalents, end of period		$10,584	$–	$10,584

A.	Share-based payments

The Company has a share option plan for directors, officers and other key employees.  Under Canadian GAAP, share option grants were accounted for as capital transactions at the time of the grant and were reflected as share-based payment reserve in the total equity attributable to the shareholders of the Company.  The fair value of the options was measured at grant date using the Black-Scholes pricing model, and was recognized over the period that the employee earns the options.  The fair value was recognized as an expense in the consolidated statements of comprehensive income/(loss) with a corresponding increase in equity.  The amount recognized as expense was adjusted to reflect the number of share options expected to vest.  The Company did not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures were accounted for as they occurred.

Under IFRS, share options for directors, officers and other key employees are measured initially, based on the fair value of the options, using an option-pricing model.  Each vesting installment over the vesting period of the options is accounted for as a separate arrangement and the Company estimates the number of options for which the requisite service is expected to be rendered.

B.	Deferred tax

In January 2007, the Company acquired the poker brand and the customer list of Parbet and the assets and operations of Casino.co.uk, a gambling portal.  Included in the allocation of the purchase price, the Company recorded future income tax liabilities.

Under IFRS, a deferred tax liability is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

C.	Non-controlling interest

Under Canadian GAAP, the Company classified non-controlling interest (minority interest) as a separate component between liabilities and equity in the consolidated balance sheets.

Under IFRS, non-controlling interest is classified as a component of equity separately disclosed from the parent shareholders’ equity.

In addition, the Company has elected to avail of the exemption under IFRS 1 not to retrospectively restate any business combinations under IFRS 3 Revised.

D.	Property, plant and equipment

Under Canadian GAAP, the Company classified computer software licenses and capitalized software development costs as property, plant and equipment.

Under IFRS, computer software licenses and capitalized software development costs are classified as intangible assets.

E.	User funds held on deposit

Under Canadian GAAP, the Company classified user funds held on deposit as a separate component of non-current assets.  Under IFRS, user funds held on deposit are reclassified as current assets.

F.	Finance costs

Under Canadian GAAP, the company classified foreign exchange gains and losses as a component of operating expense in the consolidated statements of comprehensive income/(loss).  Under IFRS, foreign exchange gains and losses other than those arising on financial instruments measured at fair value through the profit and loss are recorded as a component of net finance income/costs.  Finance costs are shown on the face of the consolidated statements of comprehensive income/(loss) as an expense after results of operating activities.

C.  RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gambling market.  Research and development personnel comprised 19% of our workforce at December 31, 2011 (2010: 18%).

D.  TREND INFORMATION

Refer to the Overview at the beginning of this “Item 5. Operating and Financial Review and Prospects” above.

E.  OFF-BALANCE SHEET ARRANGEMENTS

As of March 16, 2012, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.  CONTRACTUAL OBLIGATIONS

The following table summarizes our known contractual obligations as of December 31, 2011:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(In thousands of U.S. dollars)
Facility leases	$3,561	$1,186	$1,409	$508	$458
Minimum royalty payments and purchase commitments	579	479	100	–	–
Total outstanding cash commitments	$4,140	$1,665	$1,509	$508	$458

Total cash commitments at December 31, 2011 were $4.1 million (2010: $8.0 million).  The Company has entered into lease agreements for premises expiring at various periods up to May 2020.

G.  SAFE HARBOR

Refer to “Cautionary Statement Regarding Forward-Looking Information” on page 2 of this annual report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table and the narrative that follows set forth the name, age, residence, position, date of first election of each director and member of senior management for CryptoLogic as at March 16, 2012.

Name and Municipality of Residence	Age	Principal Occupation	Served as a Director (5)/ Officer Since
Thomas Byrne (1)(2)(3)(4) Dublin, Ireland	62	● Director ● Self-employed Chartered Accountant	April 13, 2007
Simon Creedy Smith (1)(2)(3)(4) Berkshire, England	52	● Director ● Self-employed Chartered Accountant	June 29, 2011
David Gavagan (4) Dublin, Ireland	60	● Interim Chief Executive Officer, Chairman and Director ● Self-employed Chartered Accountant	June 17, 2008
James Wallace (1)(2) (3)(4) Cheshire, England	68	● Director ● Self-employed Chartered Accountant	June 3, 2009
Huw Spiers Dublin, Ireland	48	● Group Head of Operations and Chief Financial Officer	August 15, 2010
John Loughrey Dublin, Ireland	50	● General Counsel and Company Secretary	August 11, 2010
Ian Price West Sussex, England	49	● Group Head of Business Development	October 1, 2010
(1)	Member of Audit Committee at December 31, 2011 and up to March 16, 2012.
(2)	Member of Remuneration Committee at December 31, 2011 and up to March 16, 2012.
(3)	Member of Nominating Committee at December 31, 2011 and up to March 16, 2012.
(4)	Member of Compliance and Governance Committee at December 31, 2011 and up to March 16, 2012.
(5)	Each director is elected annually to hold office until the next annual meeting of shareholders.

Biographies of each of the directors and officers set out in the above table and their respective positions held for the last five years are noted below.

Thomas Byrne, FCA, CDIR is a Chartered Accountant and a Chartered Director.  He was a partner in a global accounting firm before joining Ireland’s largest brokerage firm where he was head of Corporate Finance.  He set up his own corporate advisory company in 2001.  He served as Chairman of the Audit Committee of EcoSecurities Group Plc until it was privatized in late 2009.  In addition to serving on the boards of SWIP 11 PLC, the Irish Takeover Panel, and the Institute of Directors in Ireland, he is also a non-executive director of a number of Irish private companies.

Simon Creedy Smith, ACA is a Chartered Accountant.  He was a partner in Deloitte LLP in the United Kingdom for more than 20 years, the majority of which were spent in the Corporate Finance division including five years as European Head of Transaction Services.  He is a Governor/Director of two schools in England, Stowe where he chairs the Finance Committee and Downe House.

David Gavagan, FCA was the co-founder and managing/senior partner of Hibernia Capital Partners, where he served in this capacity from 1996 until the fund closed in 2006.  Hibernia Capital Partners was a private equity fund manager.  At present, Mr. Gavagan is a self-employed Chartered Accountant and serves as a non-executive director on a number of private companies.  Mr. Gavagan was appointed Chairman of the Board at the annual shareholder’s meeting on June 3, 2009.  Mr. Gavagan was appointed Interim CEO on August 12, 2010.

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

Huw Spiers, FCA is a Fellow of the Institute of Chartered Accountants in England and Wales.  From 2009 to 2010, Mr. Spiers was Chief Financial and Operating Officer at dotMobi, a leading domain registry and mobile technology company based in Dublin.  Mr. Spiers’ prior posts include nine years at PolarLake, a provider of data distribution and integration solutions primarily for financial services and government markets, five years as director and CFO of London & Overseas Freighters, a NASDAQ and LSE-listed tanker shipping group headquartered in Bermuda, and Senior Manager with KPMG Peat Marwick.

John Loughrey was appointed General Counsel and Company Secretary in August 2010.  He previously held senior positions in the legal department for Vodafone Group Plc, and was an attorney for AirTouch Communications, Inc., and an associate with the law firm of Squire, Sanders & Dempsey.

Ian Price has over twenty years’ experience in senior management and operational roles in the betting and gambling industry and now leads CryptoLogic’s business development, product management and sales teams.  Mr. Price’s previous roles include Chief Operating Officer at LVS, a betting and gambling software development company, Head of UK Retail Operations at Paddy Power, Managing Director of Victor Chandler International, Operations Director at Victor Chandler International, and Regional Director at William Hill.

B.  COMPENSATION

The following table presents all compensation in respect of senior management for the financial year ended December 31, 2011.

Name and Principal Position	Year	Salary (1)	Share- Based Awards	Option- Based Awards	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans
David Gavagan Chairman, Interim Chief Executive Officer and Director	2011	306,083	NIL	NIL	76,521	NIL	NIL	NIL	382,604
Huw Spiers Group Head of Operations and Chief Financial Officer	2011	239,997	NIL	35,774	102,955	NIL	24,000	13,356(2)	416,082
Ian Price Group Head of Business Development	2011	264,622	NIL	21,465	95,264	NIL	32,075	11,226(2)	424,652
John Loughrey General Counsel and Company Secretary	2011	215,649	NIL	7,155	NIL	NIL	NIL	NIL	222,804
Emma Tompkins Acting Head of Malta Operations	2011	158,254	NIL	7,155	38,260	NIL	NIL	NIL	203,669
(1)
All amounts in this Table are expressed in US dollars.  Unless otherwise indicated, where actual compensation was paid in a currency other than US dollars, the amounts in this Table are calculated based on the average effective local currency to US dollar exchange rate for fiscal year 2011.

(2)	This amount consists of a car allowance.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table presents information relating to all share-based and option-based awards outstanding as at December 31, 2011 in respect of senior management.

	Option-Based Awards				Share-Based Awards
Name	Number Of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Of Unexercised In- The- Money Options	Number Of Shares Or Units Of Shares That Have Not Vested	Market Or Payout Value Of Share-Based Awards That Have Not Vested
	(#)	($) (1)		($)	(#)	($)
Huw Spiers	45,000 50,000	1.18 1.45	September 9, 2015 January 7, 2016	99,550	NIL	NIL
Ian Price	10,000 30,000	C$3.30 1.45	December 7, 2014 January 7, 2016	27,600	NIL	NIL
John Loughrey	10,000 10,000	4.17 1.45	April 12, 2015 January 7, 2016	9,200	NIL	NIL
Emma Tompkins	10,000	1.45	January 7, 2016	9,200	NIL	NIL
(1)	All amounts in this Table are expressed in US dollars unless otherwise indicated.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards - Value Vested During The Year (1)	Share-Based Awards - Value Vested During The Year	Non-Equity Incentive Plan Compensation - Value Earned During The Year
David Gavagan	NIL	NIL	76,521
Huw Spiers	13,388	NIL	102,955
Ian Price	NIL	NIL	95,264
Emma Tompkins	NIL	NIL	38,260
(1)	All amounts in this Table are expressed in US dollars.

Long-Term Incentive Plan

The long-term incentive plan (“LTIP”) was adopted by the Board of Directors with effect as of January 1, 2005.  The LTIP is intended to enhance the Company’s ability to attract and retain high quality individuals to serve as officers and executives of the Company and to align the interests of officers and executives with those of shareholders of the Company.  The LTIP provides performance-based incentives, payable in cash, Ordinary Shares or a combination of both.  Any payments in Ordinary Shares are made through acquisitions of those Ordinary Shares by the Company in the secondary market, which avoids any dilutive effect to shareholders’ interests.  The LTIP provides for the granting of performance share units (“PSUs”) on a discretionary basis to reward participants for growth in the Company’s earnings per share and share price, with vesting occurring over a 3 year period (generally referred to as a “performance cycle”).  In the LTIP’s inaugural year, 50% of the initial grant of PSUs was structured to vest at the end of year 2, and the remaining 50% at the end of year 3.  In subsequent years, grants are generally structured to vest 100% at the end of year 3.  Vesting may also be accelerated under certain circumstances, such as a change of control of the Company as defined in the LTIP, or a participant’s death.  The Chief Executive Officer, the President, each Vice President, each Director or Director-level executive, each other officer of the Company and certain consultants are eligible to participate in the LTIP, on a discretionary basis.  Non-employee members of the Board of Directors are not eligible participants.  Generally, PSUs granted under the LTIP are not transferable.  PSU grants and the financial and performance objectives required for PSUs to vest are subject to review and approval of the Remuneration Committee.

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

Pension Plan Benefits

The Company provides pension benefits to certain members of the senior management: Mr. Spiers in respect of whom the Company was contractually obligated to contribute $24,000  in 2011 to the pension plan provided by the Company for all of its Ireland-based employees; Mr. Price, in respect of whom the Company was contractually obligated to contribute $32,075 in 2011 to a pension plan. Certain other managers receive pension benefits which were not material in 2011.

Termination and Change of Control Benefits

The following is a summary of termination and change of control payments or benefits accruing to senior management.

Huw Spiers – Group Head of Operations and Chief Financial Officer

The Company and Mr. Spiers entered into an employment agreement dated May 6, 2010.  Pursuant to Mr. Spiers’ employment agreement he is entitled to receive a fixed base salary, a discretionary bonus, a car allowance, and a contribution to his pension.  Any incremental payments that would be triggered under various termination circumstances are summarized below:

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

Ian Price – Group Head of Business Development

The Company and Mr. Price entered into an employment agreement dated December 6, 2009.  Pursuant to Mr. Price’s employment agreement he is entitled to receive a fixed base salary, a discretionary bonus, a car allowance, and a contribution to his pension.  Any incremental payments that would be triggered under various termination circumstances are summarized below:

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

John Loughrey – General Counsel and Company Secretary

The Company and Mr. Loughrey entered into an employment agreement dated April 12, 2010.  Pursuant to Mr. Loughrey’s employment agreement he is entitled to receive a fixed base salary, a discretionary bonus, and a contribution to his pension.  Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than For Cause

The Company may terminate Mr. Loughrey’s employment by giving a minimum of nine months’ written notice.  The Company may elect to pay Mr. Loughrey in lieu of his period of notice.

Voluntary Termination by Mr. Loughrey

Mr. Loughrey must provide the Company with the statutory minimum of one week’s written notice should he wish to voluntarily terminate his employment with the Company.

Emma Tompkins – Acting Head of Malta Operations

The Company and Ms. Tompkins entered into an employment agreement dated March 11, 2010.  Pursuant to Ms. Tompkins’s employment agreement she is entitled to receive a fixed base salary, and a discretionary bonus.  Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than For Cause

The Company may terminate Ms. Tompkins’s employment by giving a minimum of three months’ written notice.  The Company may elect to pay Ms. Tompkins in lieu of her period of notice.  In the event that Ms. Tompkins is given notice of termination of employment on or before June 30, 2012, she will be entitled, in addition, to a lump sum payment equal to three months’ base salary.

Voluntary Termination by Ms. Tompkins

Ms. Tompkins must provide the Company with a minimum of six weeks’ written notice should she wish to voluntarily terminate her employment with the Company.

Director Compensation

Director Compensation Table

The following table presents all amounts of compensation provided to the directors for the year ended December 31, 2011:

Name	Fees Earned (1)	Share-Based Awards	Option- Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Thomas Byrne	61,217	NIL	NIL	NIL	NIL	NIL	61,217
Simon Creedy Smith (2)	31,079	NIL	NIL	NIL	NIL	NIL	31,079
David Gavagan (3)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
James Wallace	61,217	NIL	NIL	NIL	NIL	NIL	61,217
(1)	All amounts are in US dollars.
(2)	Simon Creedy Smith was appointed on June 29, 2011.
(3)	As an executive director, compensation for Mr. Gavagan is included in the table of compensation for senior management above.

Narrative Discussion

Director compensation consists of a retainer fee for non-executive directors and additional fees in connection with service as  committee chairs.  For the most recently completed financial year, director fees were set at €40,000 per annum ($55,612 per annum, based on the average effective euro to US dollar exchange rate for fiscal year 2011), with an additional €4,000 ($5,565, based on the average effective euro to US dollar exchange rate for fiscal year 2011) payable in connection with serving as a committee chair.

Outstanding Share-Based Awards and Option-Based Awards

There were no share-based or option-based awards outstanding as at December 31, 2011 in respect of the directors.

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

Audit Committee

The members of the Audit Committee are Thomas Byrne, James Wallace and Simon Creedy Smith.  Mr. Byrne serves as Chairman of the Audit Committee.  Each member is “independent” as that term is defined by the NASDAQ listing standards applicable to the Company.  The Audit Committee normally meets a minimum of four times per year.

The overall purpose of the Audit Committee is to monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

Remuneration Committee

The members of the Remuneration Committee are James Wallace, Thomas Byrne and Simon Creedy Smith.  Mr. Wallace serves as the Chairman of the Remuneration Committee. Each member is “independent” as that term is defined by the NASDAQ listing standards applicable to the Company.  The Remuneration Committee normally meets a minimum of two times per year.

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

Compliance and Governance Committee

The members of the Compliance and Governance Committee are David Gavagan, Thomas Byrne,  James Wallace and Simon Creedy Smith.  Mr. Gavagan serves as Chairman of the Compliance and Governance Committee.  The Compliance and Governance Committee normally meets not less than once per year.

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

The Compliance and Governance Committee also reviews the Company’s compliance practice relating to the license and certification of its subsidiary’s gambling software to the Internet gambling industry, reviewing all probity reports requested respecting its subsidiaries’ licensees, and assessing global legislative developments as they may affect the Company’s business around the world.

Nominating Committee

The members of the Nominating Committee are James Wallace, Thomas Byrne and Simon Creedy Smith.  Mr. Wallace serves as Chairman of the Nominating Committee.

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

D.  EMPLOYEES

The following table sets forth information detailing the total number of employees at the years ended December 31, 2011 and  2010, which excluded an average of eight consultants or independent contractors during the most recent financial year.

	2011	% Total	2010	% Total
Total number of employees	103	100%	111	100%
By country:
Malta	42	41%	47	43%
Canada	32	31%	39	35%
Ireland	22	21%	18	16%
United Kingdom	7	7%	7	6%

E.  SHARE OWNERSHIP

The following table sets forth, as of March 16, 2012, the number of Ordinary Shares (including Exchangeable Shares) beneficially owned by the then serving senior management and Directors of the Company, individually, and as a group, and the percentage of ownership of the outstanding Ordinary Shares (including Exchangeable Shares) represented by such shares.

The Ordinary Shares (including Exchangeable Shares) held by senior management and Directors listed below have voting rights no different than the voting rights associated with Ordinary Shares generally.

Name of Beneficial Owner	Ordinary Shares Held	Percent of Class
Thomas Byrne	8,000	*
James Wallace	NIL	*
Simon Creedy Smith	NIL	*
David Gavagan	3,000	*
Ian Price	40,000 (1)	*
Huw Spiers	95,000 (1)	*
John Loughrey	20,000 (1)	*
Emma Tompkins	10,000 (1)	*
Senior Management and Directors of the Company as a group (8 persons)	176,000 (1)	1%
*      Less than 1%
(1)	Includes the following options to purchase Ordinary Shares

Name	Number of Options (#)	Exercise Price ($)	Date of Expiration
Huw Spiers	45,000 50,000	US$1.18 US$1.45	September 9, 2015 January 7, 2016
Ian Price	10,000 30,000	C$3.30 US$1.45	December 7, 2014 January 7, 2016
John Loughrey	10,000 10,000	US$4.17 US$1.45	April 12, 2015 January 7, 2016
Emma Tompkins	10,000	US$1.45	January 7, 2016

Stock Option Plan

The Company maintains a Stock Option Plan for its directors, officers and employees.  The principal features of the Stock Option Plan are as follows:

●	The Stock Option Plan authorizes the issuance of 3,900,000 options. As of December 31, 2011, there were 1,120,962 options are available for issuance under the Stock Option Plan.

●	Options have a term of five years or less and will be subject to earlier termination in certain circumstances. An option will only become exercisable after the following vesting periods:

●	Options have a term of five years or less and will be subject to earlier termination in certain circumstances. An option will only become exercisable after the following vesting periods:

●	one-third of the options granted to Directors will vest at the date of grant, one additional third one year thereafter, and the remaining third one year after that;

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

●	No one person may receive or hold options entitling the purchase of 5% or more the outstanding Ordinary Shares.

●
The exercise price is fixed by the directors but is not less than the market value of the Ordinary Shares at the date of the grant (the closing price on the day of the grant or the average between highest and lowest prices on such da

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

●
Upon and at any time after the commencement of a public take-over bid, the Stock Option Plan provides that each holder of options shall, regardless of whether such options have vested, have the right to exercise such options with respect to all of the Ordinary Shares acquired through the exercise of the options, which have not been purchased by the option holder prior to the commencement date of the public take-over bid.  For purposes of the Stock Option Plan, a “public take-over bid” means a bid for the Ordinary Shares in respect of which a take-over bid circular is prepared and delivered to shareholders of CryptoLogic pursuant to the provisions of any securities legislation in any province of Canada.  The recommended cash offer by Amaya Gaming Group Inc. constituted a “public take-over bid” for the purposes of the Stock Option Plan and, accordingly, all options issued under the Stock Option Plan have vested.

The following table sets forth the number of Ordinary Shares authorized for issuance under the Stock Option Plan as at December 31, 2011.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Stock Option Plan C$	39,250	C$16.45	– (1)
Stock Option Plan US$	320,000	US$1.48	1,120,962 (1)
(1)	Stock Options can be issued in either C$ or US$. For simplification purposes, the amount disclosed here has been classified as US$.

Employee Share Purchase Plan

In 2005, the Company established an Employee Share Purchase Plan (ESPP) to provide employees with an opportunity to purchase Ordinary Shares, further participants’ alignment with the interests of shareholders and allow them to participate in the growth of the Company.  Participation is limited to eligible employees and independent consultants of the Company and its subsidiaries.  Employees become eligible after six months of employment with the Company.  There are four (4) offering periods (each, an “Offering Period”) per year (once a quarter), as determined by the Board of Directors.  Ordinary Shares will be purchased, through an agent, at market value on the open market of the Toronto Stock Exchange.  Employees may elect to purchase Ordinary Shares through a cash transaction at the beginning of the Offering Period, or through payroll deductions over a 12 month period.  Employees can contribute up to 10% of their salary (excluding bonuses).  The Company will match 50% of the employee’s contribution, subject to a C$2,500 annual limit.  Ordinary Shares purchased with Company match funds will have a 12 month hold period (from the date of purchase).

No Ordinary Shares were purchased as part of the ESPP in 2011.  As at December 31, 2011 there were 1,242 Ordinary Shares held under the Employee Share Purchase Plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

As of March 16, 2012 there were 12,990,240 Ordinary Shares and 828,811 Exchangeable Shares outstanding.  Including Exchangeable Shares, the Ordinary Shares outstanding would be 13,819,051.  The holders of Exchangeable Shares are entitled to one vote per Exchangeable Share.  CryptoLogic has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic matters.  For the purposes of the table below, the number of Ordinary Shares and Exchangeable Shares are added together to determine the percentage of votes held.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 16, 2012 by each person or organization that is known to us to own beneficially or exercise control or direction over shares carrying more than 5% of our outstanding Ordinary Shares.

Name and Location of Beneficial Owner	Number of Ordinary Shares	Percent of Ordinary Shares Outstanding (excluding Exchangeable Shares)	Percent of Ordinary Shares Outstanding (including Exchangeable Shares) (7)
Thousand Hills Limited Isle of Man	2,578,238 (1)	19.85%	18.66%
The K2 Principal Fund L.P. Canada	1,095,358 (2)	8.43%	7.93%
Amaya Gaming Group Inc. Canada	971,629 (3)	7.48%	7.03%
Renaissance Technologies LLC USA	851,700 (4)	6.56%	6.16%
David Birkenshaw Canada	775,937 (5)	5.97%	5.61%
Loeb Offshore Management LP USA	694,025 (6)	5.34%	5.02%
(1)	Based upon information reported by Thousand Hills Limited in a Schedule 13D/A filed with the SEC on September 1, 2011 with respect to its beneficial ownership as of August 24, 2011.
(2)	Based upon information reported by The K2 Principal Fund L.P. in a Form 8.3 filed with the London Stock Exchange on February 17, 2012 with respect to its beneficial ownership as of February 17, 2012.
(3)	Based upon information reported by Amaya Gaming Group Inc. in a Form 8 (OPD) filed with the London Stock Exchange on December 20, 2011 with respect to its beneficial ownership as of December 20, 2011.
(4)	Based upon information reported by Renaissance Technologies LLC in a Schedule 13G/A filed with the SEC on February 13, 2012 with respect to its beneficial ownership as of December 30, 2011.
(5)	Based upon information reported by David Birkenshaw in a Form 8.3 filed with the London Stock Exchange on July 12, 2011 with respect to its beneficial ownership as of June 30, 2011.
(6)	Based upon information reported by Loeb Offshore Management LP in a Form 8.3 filed with the London Stock Exchange on March 14, 2012 with respect to its beneficial ownership as of March 13, 2012.
(7)	Based upon 13,819,051 shares outstanding (including Exchangeable Shares) as of March 16, 2012 and presuming the listed beneficial owners’ position remained unchanged.

The Ordinary Shares held by the major shareholders listed above have voting rights no different than the voting rights associated with Ordinary Shares generally.

As at March 16, 2012, we believe there was one record holder of our Ordinary Shares in the US, holding 84.2% of the outstanding Ordinary Shares (excluding Exchangeable Shares).  However, we believe the number of beneficial shareholders is much higher, as the bulk of the Ordinary Shares held by these eight registered holders are held in trust for others.

As far as is known to the Company, CryptoLogic is not directly or indirectly owned or controlled by another corporation, by another foreign government or by any other natural or legal person severally or jointly.

B.  RELATED PARTY TRANSACTIONS

The Company previously engaged the services of Stikeman Keeley Spiegel Pasternack LLP, a law firm in which Robert Stikeman (former Chairman of the Board of Directors) is a partner.  The Company incurred no fees in 2011 (2010: $0.01 million; 2009: $0.06 million).  In fiscal 2009, the Company determined that Stikeman Keeley Spiegel Pasternack LLP would no longer act as primary outside counsel and its services have been transitioned to another law firm.

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

In December 2010, a significant supplier of games delivered to the Company a notice of arbitration relating to the agreement between the two companies.  In February 2011, the Company delivered to the supplier a notice of termination of the agreement, to take effect from March 2011.  Notwithstanding this termination, in April 2011, a non-binding memorandum of understanding setting out a commercially acceptable solution was signed between the parties with the aim of concluding a binding agreement.  In June 2011, such binding agreement was concluded and signed.

In February 2011, a brand licensor delivered to the Company a notice purporting to terminate the brand license agreement between the two companies, claiming that the Company had breached such agreement.  In May 2011, the brand licensor reaffirmed its position that the brand license agreement is terminated.  The Company believes there is no breach that warrants termination of the agreement.  In June 2011, the Company filed suit against the brand licensor seeking judgment that any breach was cured and the agreement remains in force.  In October 2011, the brand licensor answered the complaint, denying any cure and filed a countersuit seeking monetary damages for the alleged breach of the agreement and a declaration that the agreement has been terminated.  This litigation is ongoing.

Dividend Policy

The holders of Exchangeable Shares and Ordinary Shares participate equally in voting and dividends.  CryptoLogic did not declare a dividend in 2011 or 2010 and does not expect to declare any further dividends for the foreseeable future.  However the decision as to whether or not to declare a quarterly dividend in the future will be duly considered by the Board, having regard to the Company’s financial results.

B.  SIGNIFICANT CHANGES

Subsequent Events

In January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing Hosted Casino licensee, resulting in the Company becoming an online casino owner.

In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share.

ITEM 9.  THE OFFER AND LISTING

The following table sets forth, for the periods indicated, the range of the high and low prices of our Ordinary Shares as reported by the Toronto Stock Exchange (symbol:  CRY), NASDAQ Global Select Market (symbol:  CRYP) and the Main Market of the London Stock Exchange (symbol:  CRP):

Period	Toronto Stock Exchange (C$)		NASDAQ (US$)		London Stock Exchange (British pence)
	High	Low	High	Low	High	Low
Fiscal Year Ended December 31, 2011	2.49	0.80	2.53	0.84	150.00	30.00
Fiscal Year Ended December 31, 2010	4.73	1.10	4.69	1.06	255.00	55.00
Fiscal Year Ended December 31, 2009	10.19	3.01	8.60	2.35	547.50	185.00
Fiscal Year Ended December 31, 2008	22.20	2.06	21.77	2.08	1,120.00	150.00
Fiscal Year Ended December 31, 2007	34.81	17.00	31.20	17.26	1,520.00	893.50

Fiscal Year Ended December 31, 2011
Fourth Quarter	2.49	1.10	2.53	1.05	150.00	70.00
Third Quarter	1.51	0.90	1.58	0.90	105.00	30.00
Second Quarter	1.92	1.28	1.97	1.35	120.00	90.00
First Quarter	2.13	0.80	2.19	0.84	130.00	35.00

Fiscal Year Ended December 31, 2010
Fourth Quarter	1.90	1.16	1.96	1.12	105.00	55.00
Third Quarter	2.30	1.10	2.26	1.06	165.00	85.00
Second Quarter	4.73	1.93	4.69	1.80	245.00	165.00
First Quarter	4.05	2.76	3.90	2.66	255.00	205.00

February 2012	2.53	2.28	2.53	2.29	185.00	135.00
January 2012	2.50	2.31	2.41	2.19	135.00	110.00
December 2011	2.49	1.42	2.53	1.38	150.00	70.00
November 2011	1.60	1.20	1.61	1.15	70.00	70.00
October 2011	1.34	1.10	1.34	1.05	70.00	70.00
September 2011	1.42	1.15	1.49	1.12	90.00	50.00

The following table sets forth, for the periods indicated, the range of the high and low prices of our Exchangeable Shares as reported by the Toronto Stock Exchange (symbol: CXY):

Period	Toronto Stock Exchange (C$)
	High	Low
Fiscal Year Ended December 31, 2011	2.65	0.68
Fiscal Year Ended December 31, 2010	4.53	1.10
Fiscal Year Ended December 31, 2009	10.00	2.76

Fiscal Year Ended December 31, 2011
Fourth Quarter	2.65	1.07
Third Quarter	1.49	0.95
Second Quarter	1.83	1.20
First Quarter	2.05	0.68

Fiscal Year Ended December 31, 2010
Fourth Quarter	1.68	1.10
Third Quarter	2.07	1.10
Second Quarter	4.53	2.20
First Quarter	4.00	2.75

February 2012	2.45	2.20
January 2012	2.35	2.15
December 2011	2.65	1.45
November 2011	1.60	1.15
October 2011	1.20	1.07
September 2011	1.38	1.19

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

The following information is a summary and is subject to the detailed provisions of our Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”).  The Company’s Memorandum is incorporated herein by reference to Exhibit 1.1 to this annual report.  The Company’s Articles included as an exhibit to CryptoLogic’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed on May 20, 2008, as well as incorporated by reference into CryptoLogic’s Form 20-F for the fiscal years ended December 31, 2008, 2009 and 2010 were incomplete.  A complete version of the Company’s Articles is incorporated herein by reference to Exhibit 1.2 to this annual report.

Objects and Purpose

On April 13, 2007, CryptoLogic was incorporated under the laws of Guernsey with registered number 46770, but with its corporate headquarters in Dublin, Ireland where it operates and is resident for tax purposes.  The Company’s registered office is located at 11 New Street, St. Peter Port, Guernsey, Channel Islands, GY1 2PF.  The Company’s head office is located at Marine House, Clanwilliam Place, Dublin 2, Ireland.

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

Rights and Privileges of Ordinary Shares

Our Articles provide that our authorized share capital is an unlimited number of Ordinary Shares at no par value and one special voting share.  Every shareholder is entitled to one vote for each share held on all matters submitted to shareholder meetings, including the election and removal of directors.  The Board may from time to time declare, and the Company may pay a dividend to shareholders on its outstanding shares according to their respective rights in the Company.  All dividends unclaimed for a period of six years after having been declared shall be forfeited and shall revert to the Company.  All questions proposed for the consideration of the shareholders at a meeting, including all elections for directors, shall be decided by majority vote, except as otherwise required by the Act.  Holders of Exchangeable Shares are entitled to vote through the special voting share, a voting trust arrangement established under the Arrangement as described on page 1 of this annual report.

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

C.  MATERIAL CONTRACTS

Not applicable.

D.  EXCHANGE CONTROLS

Not applicable.

E.  TAXATION

The following is a general discussion of certain possible US federal income tax consequences, under current law, generally applicable to a US Holder of shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to US federal income tax issues, of any particular US Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any US Holder or prospective US Holder of shares of the Company, and no opinion or representation with respect to the US federal income tax consequences to any such US Holder or prospective US Holder is made.  Accordingly, US Holders and prospective US Holders of shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the US federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

US FEDERAL INCOME TAX CONSIDERATIONS

Ownership of CryptoLogic Shares

The following is a summary of certain material US federal income tax consequences to a US Holder (as defined below) of the acquisition, ownership and disposition of CryptoLogic shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between the Government of the United States and the Government of Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed at Dublin on July 28, 1997 as amended ("the Convention"), and US court decisions that are applicable and, in each case, as in effect and available, as of the date of this annual report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

US Holders

For purposes of this summary, a “US Holder” is a beneficial owner of CryptoLogic shares that, for US federal income tax purposes, is (a) an individual who is a citizen or resident of the US, (b) a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holders

For purposes of this summary, a “non-US Holder” is a beneficial owner of CryptoLogic shares other than a US Holder.  This summary does not address the US federal income tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares to non-US Holders.  Accordingly, a non-US Holder should consult its own financial advisor, legal counsel, or accountant regarding the US federal income, US state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of CryptoLogic shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares to US Holders that are subject to special provisions under the Code, including the following US Holders:  (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are dealers in securities or currencies or US Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) US Holders that have a “functional currency” other than the US dollar; (e) US Holders that are liable for the alternative minimum tax under the Code; (f) US Holders that own CryptoLogic shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) US Holders that acquired CryptoLogic shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) US Holders that hold CryptoLogic shares other than as a capital asset within the meaning of Section 1221 of the Code, (i) US Holders that own (directly, indirectly, or by a attribution) 10% or more of the total combined voting power of the outstanding CryptoLogic shares or (j) US Holders that are expatriates or former long-term residents of the United States.  US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the US federal income, US state and local, and foreign tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares.

If an entity that is classified as a partnership (or “pass-through” entity) for US federal income tax purposes holds CryptoLogic shares, the US federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for US federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the US federal income tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares.

Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

This summary does not address the US state and local, US federal estate and gift, or foreign tax consequences to US Holders of the acquisition, ownership, and disposition of CryptoLogic shares.  Each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the US state and local, US federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares.

Distributions on CryptoLogic Shares, Tax Consequences of Distributions in General

Subject to the PFIC rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to the CryptoLogic shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Irish income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of CryptoLogic, as computed for US federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of CryptoLogic, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder’s adjusted tax basis in the CryptoLogic shares and thereafter as gain from the sale or exchange of such CryptoLogic shares.  (See “Disposition of CryptoLogic Shares” below).  Dividends received on the CryptoLogic shares generally will not be eligible for the “dividends received deductions.”

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2013, a dividend paid by CryptoLogic generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) CryptoLogic is a “qualified foreign corporation” (as defined below); (b) the US Holder receiving such dividend is an individual, estate, or trust; and (c) such dividend is paid on

CryptoLogic shares that have been held by such US Holder for at least 61 days during the one hundred and twenty-one (121) day period beginning sixty (60) days before the ex-dividend date.

CryptoLogic generally will be a “qualified foreign corporation” under Section 1(h)(11) of the US Code (a “QFC”) if CryptoLogic is eligible for the benefits of the US-Ireland Income Tax Treaty or, if not, the CryptoLogic shares are readily tradable on an established securities market in the US.  CryptoLogic believes that it was a QFC for the previous taxable year and expects that it will be a QFC for the current taxable year.  However, even if CryptoLogic satisfies one or more of the QFC requirements, CryptoLogic will not be treated as a QFC if CryptoLogic is a PFIC for the taxable year during which CryptoLogic pays a dividend or for the preceding taxable year.

As discussed below, CryptoLogic does not believe that it was a PFIC for the previous taxable year.  (See “Passive Foreign Investment Company” below).  However, there can be no assurance that the IRS will not challenge the determination made by CryptoLogic concerning its PFIC status or that CryptoLogic will not be a PFIC for the current taxable year or any subsequent taxable year.

If CryptoLogic is not a QFC, a dividend paid by CryptoLogic to a US Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Distributions Paid in Foreign Currency

The taxable amount of a distribution received on the CryptoLogic shares in foreign currency generally will be equal to the US dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A US Holder that does not convert foreign currency received as a distribution into US dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the US dollar value of such foreign currency on the date of receipt.  Such a US Holder generally will recognize ordinary income or loss on any subsequent sale or other taxable disposition of such foreign currency (including an exchange for US dollars).

Disposition of CryptoLogic Shares

A US Holder will recognize gain or loss on the sale or other taxable disposition of CryptoLogic shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received; and (b) such US Holder’s adjusted tax basis in the CryptoLogic shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the CryptoLogic shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the US Code.

Foreign Tax Credit

A US Holder that pays (whether directly or through withholding) Irish income tax with respect to dividends received on the CryptoLogic shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Irish income tax paid.  Generally, a credit will reduce a US Holder’s US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder’s income subject to US federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income.  In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source”.  In addition, this limitation is calculated separately with respect to “passive category income” and “general category income”.  Gain or loss recognized by a US Holder on the sale or other taxable disposition of CryptoLogic shares generally will be treated as “US source” for purposes of applying the foreign tax credit rules unless the gain is subject to tax in Ireland and is resourced as “foreign source” under the Convention and such US Person elects to treat such gain or loss as “foreign source”.  Dividends received on the CryptoLogic shares generally will be treated as “foreign source” and generally will be categorized as “passive category income”.  Income or loss on the sale or other taxable disposition of foreign currency will be US source.  The foreign tax credit rules are complicated, and each US Holder should consult its own tax advisor regarding the foreign tax credit rules.

Passive Foreign Investment Company

The foregoing discussion assumes that CryptoLogic was not a PFIC for any taxable year during which a US Holder held CryptoLogic shares.

A non-US corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its gross income is passive income (as defined for US federal income tax purposes); or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income.  In addition, if a corporation is classified as a PFIC for any taxable year during which a US Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the US Holder continues to hold the shares even if the corporation’s income and costs are no longer passive in nature in that subsequent taxable year.  For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas.  In determining whether or not it is classified as a PFIC, a non-US corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock.

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

Additionally, if a non-US corporation is a PFIC and if one or more of its non-US corporate subsidiaries were treated as a PFIC ("lower-tier PFICs"), US Holders of shares of such corporation would be considered to own, and also would be subject to US federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if the holder directly held the shares of such lower-tier PFIC regardless of the percentage of their ownership in the corporation. In such circumstances a US Holder of CryptoLogic shares could elect an alternative taxation regime in respect of its indirect ownership interest in a lower-tier PFIC, subject to certain conditions as discussed below.

Consequences if CryptoLogic Classified as a PFIC

CryptoLogic believes that it was not a PFIC for its taxable year ending December 31, 2011.  Whether CryptoLogic will be considered a PFIC for any taxable year will depend on the assets and income of CryptoLogic over the course of such taxable year.  PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.  The determination of whether CryptoLogic will be a PFIC for a taxable year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that CryptoLogic has not been and will not become a PFIC during any taxable year in which US Holders held CryptoLogic shares.  Each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of CryptoLogic under the PFIC rules.

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

If CryptoLogic is or has been classified as a PFIC for any taxable year during which a US Holder holds or has held CryptoLogic shares, the US federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of CryptoLogic shares will depend on whether such US Holder makes an election to treat CryptoLogic as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing US Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of CryptoLogic shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the CryptoLogic shares, must be ratably allocated to each day in a Non-Electing US Holder’s holding period for the CryptoLogic shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing US Holder’s holding period for the CryptoLogic shares generally will be subject to US federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing US Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A US Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a US Holder that makes a QEF Election generally will be subject to US federal income tax on such US Holder’s pro rata share of (a) the “net capital gain” of CryptoLogic, which will be taxed as long-term capital gain to such US Holder, and (b) the “ordinary earnings” of CryptoLogic, which will be taxed as ordinary income to such US Holder.  A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each taxable year in which CryptoLogic is a PFIC, regardless of whether such amounts are actually distributed to such US Holder by CryptoLogic.

A US Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A US Holder may make a Mark-to-Market Election only if the CryptoLogic shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A US Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which CryptoLogic is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the CryptoLogic shares as of the close of such taxable year over (b) such US Holder’s tax basis in such CryptoLogic shares.  A US Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such US Holder’s adjusted tax basis in the CryptoLogic shares over (b) the fair market value of such CryptoLogic shares as of the close of such taxable year.

US Holders should be aware that, in the event that CryptoLogic is or becomes a PFIC, there can be no assurance that CryptoLogic will supply US Holders with the information and statements that such US Holders require to make a the QEF election discussed above.

The PFIC rules are complex, and each US Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of CryptoLogic shares.

Backup Withholding Tax and Information Reporting Requirements

Unless the US Holder is a corporation or other exempt recipient, payments to certain US Holders of dividends made on CryptoLogic shares, or the proceeds of the sale or other disposition of the CryptoLogic shares or the CryptoLogic shares that are made within the US or through certain US related financial intermediaries may be subject to information reporting and US federal backup withholding tax at the current rate of twenty-eight percent (28%) (subject to periodic adjustment) if the US Holder fails to supply a correct taxpayer identification number (generally on a Form W-9) or otherwise fails to comply with applicable US information reporting or certification requirements.  Any amount withheld from a payment to a US Holder under the backup withholding rules is allowable as a credit against the US Holder’s US federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Certain US Holders who are individuals are required to report to the IRS certain interests owned by such US Holders in stock or securities issued by a non-US person (such as CryptoLogic) if the aggregate value of all such interests exceeds US$50,000.

IRISH INCOME TAX CONSIDERATIONS

General

The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland regarding the Irish taxation of dividends as applicable to US and Canadian residents.  It is based on existing Irish tax legislation, court decisions, the current practice of the Revenue Commissioners in Ireland and the respective double taxation agreements between Ireland and the US and Ireland and Canada.  This summary is not exhaustive and does not purport to deal with the Irish taxation of dividends for all categories of US and Canadian resident investors, some of which may be subject to special rules such as dealers in securities.

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

Irish Taxation of Dividends for US and Canadian Residents

The following summary, which is intended as a general guide only, outlines certain aspects of legislation and Revenue practice in Ireland regarding the Irish taxation of dividends as applicable to US and Canadian residents.  It is based on existing Irish tax legislation, court decisions, the current practice of the Revenue Commissioners in Ireland and the respective double taxation agreements between Ireland and the US and Ireland and Canada.  This summary is not exhaustive and does not purport to deal with the Irish taxation of dividends for all categories of US and Canadian resident investors, some of which may be subject to special rules such as dealers in securities.

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

Withholding Tax

All dividends paid by CryptoLogic will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%.

An individual shareholder who is neither resident nor ordinarily resident for tax purposes in Ireland, but is resident in a country with which Ireland has a double tax treaty, which includes the US and Canada, or in a member state of the EU, other than Ireland (together a “Relevant Territory”), will be exempt from withholding tax provided he or she makes the requisite declaration.

Non-Irish resident corporate shareholders that:

●	are ultimately controlled by persons resident of a Relevant Territory and are not under the control of persons who are not so resident;

●	are resident in a Relevant Territory and are not controlled by Irish residents;

●
have the principal class of their shares, or shares of a 75% parent, substantially and regularly traded on one or more recognized stock exchanges in a “relevant territory or territories”, in Ireland or on such other stock exchange as may be approved of by the Minister for Finance; or

●
are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognized stock exchanges in a “relevant territory or territories”, in Ireland or on such other stock exchange as may be approved of by the Minister for Finance;

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

US or Canadian shareholders that do not currently fulfill the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the relevant treaty.

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

However, a non-Irish resident shareholder will not have an Irish income tax liability on dividends from the company if the holder is neither resident nor ordinarily resident in the Republic of Ireland and the holder is:

●	an individual resident in the US or Canada (or any other country with which Ireland has concluded a double taxation treaty or an EU Member State); or

●	a corporation that is ultimately controlled by persons resident in the US or Canada (or any other country with which Ireland has concluded a double taxation treaty or an EU Member State); or

●
a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty or on a stock exchange as approved by the Minister for Finance; or

●	a corporation resident in another EU member state or in a country with which Ireland has concluded a double taxation treaty, which is not controlled directly or indirectly by Irish residents; or

●
a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which Ireland has concluded a double taxation treaty or on a stock exchange as approved by the Minister for Finance.

Irish Capital Gains Tax for US and Canadian Residents

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

In these circumstances the person will be deemed, for Irish capital gains tax purposes, to have sold and immediately reacquired the interest in the company on the date of his or her departure and will be subject to tax at 30% of the taxable gain (a rate of 25% applies to disposals made between April 8, 2009 and December 6, 2011).

Irish Stamp Duty for US and Canadian Residents

On the basis that CryptoLogic, which is a Guernsey incorporated company, also has its registered office and maintains its share register in Guernsey, the CryptoLogic shares should not be considered Irish property and therefore no Irish stamp duty should apply on their transfer unless:

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

Irish Capital Acquisitions Tax for US and Canadian Residents

Irish capital acquisitions tax (‘‘CAT’’) comprises principally of gift tax and inheritance tax.

CryptoLogic shares should not be regarded as property situated in Ireland for CAT purposes on the basis the share register of CryptoLogic is not is held in Ireland.  However, CAT could apply to a gift or inheritance of CryptoLogic shares if the donor or person who receives the gift or inheritance is resident or ordinarily resident in Ireland at the date of the gift or inheritance.  The person who receives the gift or inheritance is liable for CAT.

CAT is levied at a rate of 30% above certain tax-free thresholds (this rate is effective for valuation dates from December 7, 2011 and a rate of 25% applies to gifts and inheritances taken where the valuation date is between April 8, 2009 and December 6, 2011).  The appropriate tax-free threshold is dependent upon: (1) the relationship between the donor and the donee; and (2) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold.  Gifts and inheritances passing between spouses are exempt from CAT.

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

The Company has trade accounts receivable and other receivables of $4.8 million (2010: $5.0 million).  The Company does not have any material accounts receivable balances greater than 90 days outstanding.  As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

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

Currency Risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates.  The currency risk is derived from revenues denominated in currencies other than the US dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances.  The Company believes that it is, to a degree, naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at December 31, 2011, approximately 59% (2010: 66%) of the Company’s financial assets were denominated in its functional currency.

Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days.  The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at December 31, 2011 was 0.17% (2010: 0.53%).

Quantification of Risk Exposure: Foreign Currency Risk

At December 31, 2011, the Company’s net financial position exposure to foreign currency risk was substantially as follows:

	USD	EUR	GBP	Others	Total
Cash and cash equivalents, security deposits and user funds	$12,987	$2,089	$4,158	$610	$19,844
Trade and other receivables	$1,590	$1,737	$1,149	$312	$4,788
Trade payables and accrued liabilities	$(2,584)	$(1,375)	$(347)	$(336)	$(4,642)
Provisions	$–	$–	$(3,098)	$–	$(3,098)
Income taxes receivable and payable	$–	$(81)	$51	$(472)	$(502)
User funds held on deposit	$(1,194)	$(1,058)	$(403)	$–	$(2,655)
Net balance sheet exposure	$10,799	$1,312	$1,510	$114	$13,735

The Company’s revenue and expense exposure for revenue before amortization of royalties and games and expenses including amortization of royalties and games denominated in foreign currencies was substantially as follows:

	USD	EUR	GBP	CAD	Others	Total
Revenue
Year ended December 31, 2011	$11,261	$9,342	$10,860	$19	$–	$31,482
Year ended December 31, 2010	$14,098	$7,253	$8,881	$–	$–	$30,232

Expenses
Year ended December 31, 2011	$7,845	$12,165	$3,836	$5,095	$91	$29,032
Year ended December 31, 2011	$13,105	$15,124	$11,454	$11,687	$201	$51,571

Foreign Exchange Sensitivity Analysis

Net Financial Position Exposure:

A 10% strengthening of the US dollar against other currencies at December 31, 2011 would have decreased profit by approximately $0.3 million (2010: decreased loss by $0.5 million).  This analysis assumes that all other variables remain constant and represents the Company’s gross financial position exposure at December 31, 2011.  A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Net Revenue Exposure:

A 10% strengthening on average of the US dollar against other currencies for the year ended December 31, 2011 would have decreased revenue, and correspondingly increased losses, by approximately $2.0 million (2010: $1.6 million).  This analysis assumes that all other variables remained constant during the year, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency.  A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Expense Exposure:

A 10% strengthening of the US dollar against the currencies in the above table for the year ended December 31, 2011 would have decreased expense, and correspondingly increased profit, by approximately $2.1 million (2010: $3.8 million).  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency.  A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Foreign Exchange:

For the year ended December 31, 2011, the Company recognized a total foreign exchange loss of $0.1 million (2010: exchange gain $0.2 million), which is recorded in operating expenses in the accompanying consolidated financial statements.

Quantification of Risk Exposure: Interest Rate Risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days.  The Company is exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location it invests in.

Interest Rate Sensitivity Analysis

Interest Income Exposure:

A 100 basis point increase in interest rates on average for the year ended December 31, 2011 would have increased profit by approximately $0.1 million (2010: $0.2 million).  This analysis assumes that all other variables remained constant during the quarter.  A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

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

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive officer and principal financial officer and effected by the issuers’ board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the issuer, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are made only in accordance with authorization of management and the board of directors, and provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements of the issuer.

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

There were no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Thomas Byrne, James Wallace and Simon Creedy Smith are members of the Audit Committee of the Company’s Board of Directors, who each qualify as an “audit committee financial expert” based on their education and experience.  Each member is “independent” as that term is defined by the NASDAQ listing standards applicable to the Company.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed for audit and non-audit services by Grant Thornton in the fiscal years ended December 31, 2011 and 2010 are outlined in the following table (in thousands of US dollars):

	2011	2010
Audit Fees	$622	$825
Tax Fees	$78	$183
Total	$700	$1,008

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

Pre-Approval Policies and Procedures

The Company’s Audit Committee has concluded that the provision of services other than audit services is compatible with maintaining auditor independence.  The Audit Committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of management.  The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors.  The policy gives guidance to the Company’s management as to the specific types of services that have been pre-approved.  The Company’s senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy.  For the year ended December 31, 2011, none of the audit-related and tax fees described above were an exception to the Audit Committee’s pre-approval policy.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under NASDAQ’s continued listing requirements, an issuer is required to have an audit committee consisting of at least three independent directors.  Upon Mr. Gavagan’s appointment as Interim Chief Executive Officer, he was no longer considered independent and, accordingly, the Company did not have three independent directors.  The Company reported to NASDAQ that the audit committee comprised only two members.  The Company, under NASDAQ continued listing requirements, rectified this situation at the Annual General Meeting held in June 2011 with the appointment of a third independent director.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.  CORPORATE GOVERNANCE

NASDAQ Listing Rule 5615(a)(3) permits foreign private issuers such as us to follow home country corporate governance practices in lieu of certain NASDAQ requirements.  A significant way in which our governance practices differ from those followed by US domestic companies listed on NASDAQ relates to the shareholder meeting quorum requirement.  Under our

Articles, the holders of not less than 25 percent of the shares entitled to vote at a meeting of shareholders present in person or by proxy constitutes a quorum for the transaction of business at any meeting of shareholders.  By contrast, under NASDAQ Listing Rule 5620(c), the minimum quorum requirement should not be less than 33 1/3 percent of the outstanding shares of a listed company’s ordinary voting stock.

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

4.1	Long-Term Incentive Plan effective January 1, 2005 (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed May 20, 2008)
4.2
Employment Agreement dated May 6, 2010 between CryptoLogic Limited and Huw Spiers  (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed March 25, 2011)

4.3
Employment Agreement dated September 18, 2009 between WagerLogic (UK) Limited and Ian Price (incorporated by reference to Exhibit 4.10 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed March 25, 2011)

4.4
Consulting Agreement dated August 12, 2010 between CryptoLogic Limited and David Gavagan  (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed March 25, 2011)

4.5
Amendment dated November 8, 2010 to the Consulting Agreement dated  August 12, 2010 between CryptoLogic Limited and David Gavagan (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed March 25, 2011)

4.6
Second Amendment dated February 12, 2011 to the Consulting Agreement dated August 12, 2010 between CryptoLogic Limited and David Gavagan (incorporated by reference to Exhibit 4.13 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed March 25, 2011)

4.7	Third Amendment dated May 10, 2011 to the Consulting Agreement dated August 12, 2010 between CryptoLogic Limited and David Gavagan

4.8	Fourth Amendment dated August 9, 2011 to the Consulting Agreement dated August 12, 2010 between CryptoLogic Limited and David Gavagan
4.9	Employment Agreement dated April 12, 2010 between CryptoLogic Limited and John Loughrey
8.1	List of Subsidiaries of CryptoLogic Limited
12.1	Certification of the Principal Executive Officer of CryptoLogic Limited filed pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Principal Financial Officer of CryptoLogic Limited filed pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the Principal Executive Officer of CryptoLogic Limited furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer of CryptoLogic Limited furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRYPTOLOGIC LIMITED

Date: March 16, 2012	By:	/s/ David Gavagan
David Gavagan
Chief Executive Officer

CRYPTOLOGIC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(In US dollars)

Years ended December 31, 2011 and 2010

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Limited and its subsidiaries and all the information in Management's Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements were authorised for issue by the Board on March 7, 2012.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These statements include some amounts that are based on best estimates and judgement.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Management has prepared the financial information presented elsewhere in Management's Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

The Company’s policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost.  Such systems are designed to provide reasonable assurance that the financial information including the preparation of the consolidated financial statements and accompanying notes is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the consolidated financial statements.  The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors.  The Audit Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities.  The Audit Committee reviews the Company's annual consolidated financial statements, the external auditors' report and other information in the Company’s Annual Report.  The Audit Committee reports its findings to the Board for consideration by the Board when it approves the consolidated financial statements for issuance to the shareholders.  The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

On behalf of the shareholders, the 2011 consolidated financial statements have been audited by Grant Thornton, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Grant Thornton has full and free access to the Audit Committee.

/s/ David Gavagan	/s/ Huw Spiers
Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF CRYPTOLOGIC LIMITED

We have audited the accompanying consolidated statements of financial position of CryptoLogic Limited as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive income/(loss), changes in equity and cash flows for each of the years ended December 31, 2011 and 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CryptoLogic Limited as at December 31, 2011, December 31, 2010 and January 1, 2010 and the results of its operations and cash flows for each of the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
Dublin, Ireland
March 7, 2012

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)

	December 31, 2011	December 31, 2010 (note 27)	January 1, 2010 (note 27)
ASSETS
Deferred tax assets (note 24)	$961	$864	$1,549
Property, plant and equipment (note 5)	1,759	2,585	2,826
Intangible assets (note 6)	1,759	2,210	8,906
Total non-current assets	4,479	5,659	13,281
Cash and cash equivalents (note 7)	16,570	10,584	23,447
Security deposits (note 8)	619	515	250
User funds held on deposit	2,655	6,069	7,929
Trade and other receivables (note 9)	4,788	5,046	7,972
Current tax assets	364	730	681
Prepayments	6,327	8,942	9,426
Total current assets	31,323	31,886	49,705
Total assets	$35,802	$37,545	$62,986
EQUITY
Share capital (note 10)	$34,246	$34,129	$33,916
Share-based payment reserve (note 11)	5,606	5,564	5,646
Retained earnings	(16,821)	(22,878)	(2,766)
Total equity attributable to shareholders of CryptoLogic	23,031	16,815	36,796
Non-controlling interest (note 12)	1,507	1,226	2,948
Total equity	24,538	18,041	39,744
LIABILITIES
Deferred tax liabilities (note 24)	3	16	–
Total non-current liabilities	3	16	–
Trade payables and accrued liabilities (note 13)	4,642	7,707	10,136
Provisions (note 26)	3,098	5,353	3,020
Income taxes payable	866	359	2,157
User funds held on deposit	2,655	6,069	7,929
Total current liabilities	11,261	19,488	23,242
Total liabilities	11,264	19,504	23,242
Total equity and liabilities	$35,802	$37,545	$62,986

On behalf of the Board:

/s/ David Gavagan	Director, Chairman

/s/ Thomas Byrne	Director

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(In thousands of US dollars, except per share data)
Years ended December 31, 2011 and 2010

	2011	2010 (note 27)
Total revenue (note 14)	$27,253	$25,988
Expenses
Operating	17,570	30,130
General and administrative	5,739	7,561
Depreciation (note 5)	897	1,042
Amortization of intangible assets (note 6)	597	1,330
Impairment of intangible assets (note 6)	–	5,329
Reorganization (note 15)	–	1,935
	24,803	47,327
Results from operating activities	2,450	(21,339)
Finance income	194	255
Finance costs	(145)	(65)
Net finance income/(costs) (note 16)	49	190
Profit on derecognition of available-for-sale assets (note 25)	1,250	185
Profit/(loss) before income taxes	3,749	(20,964)
Income tax expense/(credit) (note 23)	(2,706)	657
Profit/(loss) and total comprehensive income/(loss) for the period	$6,455	$(21,621)
Profit/(loss) and total comprehensive income/(loss) attributable to:
Shareholders of CryptoLogic	6,057	(20,112)
Non-controlling interests	398	(1,509)
Profit/(loss) and total comprehensive income/(loss) for the period	$6,455	$(21,621)
Earnings/(loss) per share (note 17)
Basic earnings/(loss) per share	$0.47	$(1.56)
Diluted earnings/(loss) per share	$0.47	$(1.56)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of US dollars)
Years ended December 31, 2011 and 2010

	Attributable to shareholders of CryptoLogic
	Share capital	Share-based payment reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2010 (note 27)	$33,916	$5,646	$(2,766)	$36,796	$2,948	$39,744
Total comprehensive income/(loss) for the period
Profit or loss (note 27)	–	–	(20,112)	(20,112)	(1,509)	(21,621)
Transactions with owners recorded directly in equity
Shares exchanged	213	–	–	213	(213)	–
Share-based payments	–	(82)	–	(82)	–	(82)
Balance, December 31, 2010 (note 27)	$34,129	$5,564	$(22,878)	$16,815	$1,226	$18,041
Total comprehensive income/(loss) for the period
Profit or loss	–	–	6,057	6,057	398	6,455
Transactions with owners recorded directly in equity
Shares exchanged	117	–	–	117	(117)	–
Share-based payments	–	42	–	42	–	42
Balance, December 31, 2011	$34,246	$5,606	$(16,821)	$23,031	$1,507	$24,538

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
Years ended December 31, 2011 and 2010

	2011	2010 (note 27)
Cash flows from/(used in):
Operating activities:
Profit/(loss) for the period	$6,455	$(21,621)
Adjustments for:
Depreciation	897	1,042
Amortization of intangible assets	597	1,330
Impairment of intangible assets	–	5,329
Deferred tax	(110)	684
Cash received from derecognition of available-for-sale assets	(1,250)	(185)
Interest received	(194)	(80)
Unrealized foreign exchange difference on cash and cash equivalents	291	(26)
Share-based payments	42	(82)
	6,728	(13,609)
Change in operating assets and liabilities:
Change in trade and other receivables	258	2,926
Change in prepayments	2,615	484
Change in trade payables and accrued liabilities	(3,065)	(2,429)
Change in provisions	(2,255)	2,333
Cash from/(used in) operating activities	4,281	(10,295)
Change in income taxes receivable/payable	873	(1,550)
Net cash from/(used in) operating activities	5,154	(11,845)
Investing activities:
Acquisition of property, plant and equipment	(74)	(822)
Disposal of property, plant and equipment	3	21
Acquisition of intangible assets	(146)	(243)
Cash received from derecognition of available-for-sale assets	1,250	185
Interest received	194	80
Decrease/(increase) in security deposits	(104)	(265)
Net cash from/(used in) investing activities	1,123	(1,044)
Net increase/(decrease) in cash and cash equivalents	6,277	(12,889)
Cash and cash equivalents, beginning of period	10,584	23,447
Unrealized foreign exchange difference on cash and cash equivalents	(291)	26
Cash and cash equivalents, end of period	$16,570	$10,584

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

1.	Nature of operations

CryptoLogic Limited (“CryptoLogic”) is a company incorporated under the laws of Guernsey with its place of business in Dublin, Ireland and its registered office at 11 New Street, St. Peter Port, Guernsey, GY1 2PF.  The head office is located at Marine House, Clanwilliam Place, Dublin 2, Ireland.

CryptoLogic and its subsidiaries (collectively, the “Company”) is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet.  The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gambling operators (“Hosted Casino”).  The Company also licenses individual games, generally with branded content, to licensed gambling operators (“Branded Games”).  The Company earns substantially all of its revenue from the hosting and service arrangements for the operation of online casino and poker games on behalf of licensed casinos and licensing Branded Games to licensed operators.  Substantially all of the Company’s revenue is earned in US dollars, British pounds and euro from licensees located outside of the United States.  The Company’s functional currency is the US dollar and, consequently, it measures and reports its results in US dollars.

2.	Significant accounting policies

(a)	Statement of Compliance and Conversion to International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These are the Company’s first annual consolidated financial statements presented in accordance with IFRS.  Previously the Company prepared its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The accounting policies have been applied consistently by the Company.

(b)	Basis of consolidation

(i)	Business combinations

Acquisitions prior to January 1, 2010

As part of its transition to IFRS, the Company elected to restate only those business combinations that occurred on or after January 1, 2010.  In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under Canadian GAAP.

(ii)	Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with shareholders in their capacity as equity holders.  Therefore no goodwill is recognized as a result of such transactions.  Non-controlling interests, presented as part of equity, represent the portion of the Company’s profit or loss and net assets that are not held by the Company.  The Company attributes total comprehensive income or loss between the shareholders of the parent and the non-controlling interests based on their respective ownership interests.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Company.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(iv)	Special purpose entities

A special purpose entity (“SPE”) is consolidated if, based on an evaluation of the substance of its relationship with the Company and the SPE’s risks and rewards, the Company concludes that it controls the SPE.  SPEs are considered to be controlled by the Company where the SPE is established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in the Company receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to the majority of risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPE or its assets.

The Company has assessed its operations and relationships and concluded that there are no SPEs in respect of which the Company exercises the appropriate level of control.

(v)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee.  Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(c)	Foreign currency

Transactions in foreign currencies are translated into US dollars, the Company’s functional currency, at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Foreign currency differences arising on retranslation are recognized in profit or loss.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within profit or loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.  Depreciation is recognized in profit or loss over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Leased assets are depreciated over the shorter of the lease term and their useful lives.

Depreciation is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Leasehold improvements	Straight-line	Term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(e)	Intangible assets

(i)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets.  In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which was determined as the amounts recorded under Canadian GAAP.  Goodwill is measured at cost less accumulated impairment losses.

(ii)	Computer software

Costs that are directly associated with identifiable and unique computer software products controlled by the Company and that will probably generate economic benefits exceeding costs beyond one year are recognized as intangible assets.  Subsequently, computer software is carried at cost less any accumulated amortization and accumulated impairment losses.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the original cost of the computer software.  Costs associated with the maintenance of computer software programmes are recognized as an expense when incurred.

The cost related to the development of software is expensed as incurred unless such costs meet the criteria for capitalization under IFRS.  The Company capitalizes certain computer software development costs incurred for products designed for internal use.  Capitalized software development costs are included in intangible assets (see note 6).

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

Amortization commences when the computer software is available for use using the following methods and annual rates:

Asset	Basis	Rate
Computer software and licenses	Straight-line	3 - 5 years
Capitalized software development	Straight-line	7 years

(iii)	Other intangible assets

Other intangible assets consist of brand names, customer lists, domain names and gambling licenses acquired and have finite useful lives.  Other intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.  The carrying value of other intangible assets is reviewed if indications of impairment exist (see note 6).  Other intangible assets are amortized over the useful lives of the respective assets using the following methods and annual rates:

Asset	Basis	Rate
Brand names	Straight-line	12 years
Customer lists	Straight-line	3 - 7 years
Domain names	Straight-line	12 years
Gambling licenses	Straight-line	Term of license

Amortization of intangible assets is included in amortization of intangible assets and recognized as an expense in the consolidated statements of comprehensive income/(loss).

(f)	Financial instruments

(i)	Fair value measurement hierarchy

IFRS 7 requires certain disclosures which require the classification of financial assets and financial liabilities measured at fair value using a fair value hierarchy that reflects the significance of the inputs used in making the fair value measurement (see note 21).  The fair value hierarchy has the following levels:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and
(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The level in the fair value hierarchy within which the financial asset or financial liability is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.  Financial assets and financial liabilities are classified in their entirety into only one of the three levels.

(ii)	Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated.  All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables, cash and cash equivalents and available-for-sale financial assets:

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy.  Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash, restricted cash, security deposits and short-term investments with original maturities of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 21) and foreign currency differences on available-for-sale equity instruments (see note 21), are recognized in other comprehensive income and presented within equity in the fair value reserve.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

(iii)	Non-derivative financial liabilities

The Company initially recognizes all financial liabilities (including liabilities designated at fair value through profit or loss) on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.  Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: trade payables and accrued liabilities.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(iv)	Equity

Share capital represents the consideration received for shares that have been issued, since the shares have no par value.

Other components of equity include the following:

(a)	Share-based payment reserve includes all employee share-based payment expense for all current and prior periods.
(b)	Retained earnings includes all current and prior period retained profits and losses.

(g)	Impairment

(i)	Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.  In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Company considers evidence of impairment for receivables at both a specific asset and collective level.  All individually significant receivables are assessed for specific impairment.  Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against receivables.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss.  The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss.  Changes in impairment provisions attributable to time value are reflected as a component of interest income.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”).  For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from the synergies of the combination.  This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.  Impairment losses allocated to goodwill are not reversed.

(h)	Leased assets and lease payments

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.  The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and the leased assets are not recognized in the Company’s statement of financial position.

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.  Lease incentives received are recognized as an integral part of the total lease expense over the term of the lease.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(i)	Employee benefits

(i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.  Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.  Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.  Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(ii)	Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan either to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.  Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.  If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(iii)	Share-based payments

The grant date fair value of share-based payment awards granted to employees is recognized as an expense in the consolidated statements of comprehensive income/(loss), with a corresponding increase in share-based payments reserve, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service is expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that ultimately vest.

Fair value is determined by the Black-Scholes valuation model.  The share option plan does not have any performance conditions other than continued service.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions, which are not expected to be discharged within 12 months of the statement of financial position date, are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as finance cost.

(i)	Provision for jackpots

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.  The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision for jackpots at the reporting date is included in provisions (see note 26).  The provision is sufficient to cover the full amount of any required payout.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(ii)	Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly.  Future operating losses are not provided for.

(iii)	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.  The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.  Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

(k)	Revenue recognition

The Company earns its revenue primarily from:

●	hosting and services arrangements related to the design and operation of casino and poker sites on the internet on behalf of licensed operators;
●	licensing individual games, generally with branded content, to licensed operators;
●	advertising revenue generated on websites operated by the company; and
●	customizing its software for specific licensees.

Revenues from Hosted Casino and Branded Games are recognized as the services are performed, on a daily basis, at the time of the gambling transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gambling profits, net of certain shared expenses (e.g., promotion costs).  In addition, the Company generally receives a standard monthly fee for the provision of hosting and related services from Hosted Casino licensees.

Advertising revenues, which are included in other revenue, are generated by display advertising on casino.co.uk and winneronline.com.  Revenue is earned and recognized as ‘impressions’ are delivered, ‘click-throughs’ occur or ‘affiliate revenue’ is generated.  An ‘impression’ is delivered when an advertisement appears in pages viewed by users.  A ‘click-through’ occurs when a user clicks on an advertiser’s listing.  ‘Affiliate revenue’ is generated when a player is referred from one of the company’s advertising portals to a separate online gambling site and the Company earns a percentage of the revenue generated from that player.

Revenue from the initial customization of the software graphics, sounds and text to the specifications of the licensees, or other services contemplated at the date the contract was executed is recognized on a straight-line basis over the term of the hosting and services agreements.  Revenue from customizations ordered subsequent to and not contemplated at the contract date are generally considered as a separate unit of accounting and recognized as the work is performed.

Interest income is recognized on an accrual basis.

(l)	Royalties

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

The Company regularly reviews its estimates of future revenues under its license arrangements.

(m)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss).  Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest and bank charges and changes in the fair value of financial assets at fair value through profit or loss.

Foreign currency gains and losses are reported on a net basis.

(n)	Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings per share

Shares of CryptoLogic (“Ordinary Shares”) and exchangeable shares of CryptoLogic Exchange Corporation (“CEC”) (“Exchangeable Shares”) are participating securities and, accordingly, earnings per share is calculated using the two-class method.  The two-class method determines earnings per share for Ordinary Shares and Exchangeable Shares according to dividends declared and participation rights in undistributed earnings which, in the case of the Company, are equal.

The Company uses the treasury stock method in computing diluted earnings per share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of share

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

options and warrants in computing diluted earnings per share.  It assumes that any proceeds would be used to purchase Ordinary Shares at the average market price.

(p)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components.  All operating segments’ operating results are reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(q)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company.  Management anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement.  Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below.  Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

IFRS 7, Financial Instruments: Disclosures
In October 2010, the IASB amended IFRS 7.  This amendment enhances the disclosure requirements for transfers of financial assets that result in derecognition.  This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 9, Financial Instruments
In October 2010, the IASB issued IFRS 9.  IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2015.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 10, Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10.  IFRS 10, which replaces the consolidation requirements of SIC-12, Consolidation-Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

IFRS 11, Joint Arrangements
In May 2011, the IASB issued IFRS 11.  IFRS 11, which replaces the guidance in IAS 31, Interests in Joint Ventures, provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case).  The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12.  IFRS 12 establishes new and comprehensive disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IFRS 13, Fair Value Measurement
In May 2011, the IASB issued IFRS 13.  IFRS 13 replaces the fair value guidance contained in individual IFRSs with a single source of fair value measurement guidance.  The standard completes the IASB’s project to converge fair value measurement in IFRS and United States generally accepted accounting principles.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 1, Presentation of Financial Statements
In June 2011, the IASB amended IAS 1.  This amendment retains the ‘one or two statement’ approach to presenting the statements of income and comprehensive income at the option of the entity and only revises the way other comprehensive income is presented.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 12, Deferred Tax: Recovery of Underlying Assets
In December 2010, the IASB amended IAS 12.  IAS 12 will now include a rebuttal presumption that determines the deferred tax on investment property measured using the fair value model from IAS 40, Investment Property, should be based on its carrying amount being recovered through sale.  The standard has also been amended to include the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16, Property, Plant and Equipment, should be measured on the sale basis.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 19, Employee Benefits
In June 2011, the IASB amended IAS 19.  This amendment eliminated the use of the ‘corridor’ approach and instead mandates all remeasurement impacts be recognized in other comprehensive income.  It also enhances the disclosure requirements, providing better information about characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 27, Separate Financial Statements
In May 2011, the IASB amended IAS 27.  This amendment removes the requirements for consolidated statements from IAS 27, and moves it to IFRS 10, Consolidated Financial Statements.  The amendment

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

mandates that when a company prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are to be accounted for using either the cost method or in accordance with IFRS 9, Financial Instruments.  Finally, this amendment determines the treatment for recognizing dividends, the treatment of certain group reorganizations, and some disclosure requirements.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures
In May 2011, the IASB amended IAS 28.  This amendment requires non-current assets held for sale and discontinued operations be measured using the equity method for any retained portion of an investment, until the portion is disposed of.  The amendment also disallows remeasurement of the cessation of significant influence and joint ventures when there is a gain to profit or loss.  This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.  The Company is assessing the impact of this new standard on its consolidated financial statements.

3.	Critical accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses.  The areas requiring estimates and judgments that may potentially have a significant impact on the Company’s earnings and financial position include, but are not limited to, provision for jackpots, the estimate useful lives of property, plant and equipment and intangible assets, share-based payments, income taxes, the fair value of financial instruments, legal proceedings and contingent liabilities.

Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

(a)	Provision for jackpots

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.  The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision for jackpots at the reporting date is included in provisions (see note 26).  The provision is sufficient to cover the full amount of any required payout.

(b)	Useful life of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are depreciated or amortized over their useful lives.  Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness.

Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income/(loss) in specific periods.

(c)	Share-based payments

The Company has a share-based payment scheme for employees.  The fair value of share options is estimated by using the Black-Scholes model on the date of grant incorporating assumptions regarding risk-free interest rate, dividend yield, volatility factor of the expected market price of Ordinary Shares and the expected life of the options.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(d)	Income taxes

The Company is subject to tax in multiple jurisdictions and judgment is required in determining the provision for income taxes.  The Company uses the asset and liability method of accounting for income taxes.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards.  Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable profit in the periods in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the enactment or substantive enactment date.

(e)	Fair value of financial instruments

The Company determines the fair value of financial instruments that are not quoted using valuation techniques.  Those techniques are significantly affected by the assumptions used, including discount rates and estimates for future cash flows.  In that regard, the derived fair value estimates cannot always be substantiated by comparison with independent markets and, in many cases, may not be capable of being realized immediately (see note 21).

(f)	Legal proceedings and contingent liabilities

The Company is involved in certain claims and litigation arising in the ordinary course and conduct of business, including intellectual property matters.  Management assesses such claims and, if considered likely to result in material exposure and, where it is probable that there will be an outflow of economic benefit, provisions for loss are made based on management’s assessment of the likely outcome.  Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlements or awards under such claims are provided for when reasonably determinable.  Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.

4.	Changes in accounting estimates

(a)	Royalties

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the year ended December 31, 2011, amortization of $3,430 (2010: $3,080) was recorded as a reduction of revenue in the consolidated statements of comprehensive income/(loss).

During the year ended December 31, 2011, the Company paid net royalties of $2,747 (2010: $4,219).  The Company is committed to make further royalty payments of $579 (see note 19).

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(b)	Provision for jackpots

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.  The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision for jackpots at the reporting date is included in provisions (see note 26).  The provision is sufficient to cover the full amount of any required payout.

During the year ended December 31, 2011, the Company performed an analysis of provision for jackpots and revised its estimated liability for provision for jackpots.  The change in accounting estimate resulted in a reduction of the liability for provision for jackpots and a corresponding increase in revenue of $894.

5.	Property, plant and equipment

	Computer equipment	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance, January 1, 2010	$5,373	$1,013	$2,564	$8,950
Additions	349	161	312	822
Disposals	(12)	(48)	–	(60)
Balance, December 31, 2010	5,710	1,126	2,876	9,712
Additions	42	22	10	74
Disposals	–	(4)	–	(4)
Balance, December 31, 2011	$5,752	$1,144	$2,886	$9,782

Depreciation:
Balance, January 1, 2010	$(4,500)	$(595)	$(1,029)	$(6,124)
Charge for the period	(402)	(188)	(452)	(1,042)
Disposals	10	29	–	39
Balance, December 31, 2010	(4,892)	(754)	(1,481)	(7,127)
Charge for the period	(325)	(100)	(472)	(897)
Depreciation on disposals	–	1	–	1
Balance, December 31, 2011	$(5,217)	$(853)	$(1,953)	$(8,023)

Net book value:
Balance, December 31, 2011	$535	$291	$933	$1,759
Balance, December 31, 2010	$818	$372	$1,395	$2,585
Balance, January 1, 2010	$873	$418	$1,535	$2,826

During the year ended December 31, 2011, there were no changes in the estimated useful lives of property, plant and equipment.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

6.	Intangible assets

	Computer software and licenses (note 27)	Capitalized software development (note 27)	Parbet	Casino.co.uk	Gambling licenses	Total intangible assets
Cost:
Balance, January 1, 2010	$10,319	$4,300	$2,487	$2,568	$–	$19,674
Additions	243	–	–	–	–	243
Impairments	–	(2,105)	(2,487)	(2,481)	–	(7,073)
SRED rebate	–	(295)	–	–	–	(295)
Balance, December 31, 2010	10,562	1,900	–	87	–	12,549
Additions	36	–	–	–	110	146
Balance, December 31, 2011	$10,598	$1,900	$–	$87	$110	$12,695

Amortization:
Balance, January 1, 2010	$(9,671)	$–	$(297)	$(800)	$–	$(10,768)
Charge for the period	(482)	(523)	(148)	(177)	–	(1,330)
Impairments	–	342	445	972	–	1,759
Balance, December 31, 2010	(10,153)	(181)	–	(5)	–	(10,339)
Charge for the period	(239)	(346)	–	(12)	–	(597)
Balance, December 31, 2011	$(10,392)	$(527)	$–	$(17)	$–	$(10,936)

Net book value:
Balance, December 31, 2011	$206	$1,373	$–	$70	$110	$1,759
Balance, December 31, 2010	$409	$1,719	$–	$82	$–	$2,210
Balance, January 1, 2010	$648	$4,300	$2,190	$1,768	$–	$8,906

All intangible assets are considered to have finite lives.

The impairment losses are included in the impairment of intangible assets in the consolidated statements of comprehensive income/(loss).

In 2010, as a result of the Company’s review of estimated future revenues, the Company performed an impairment review of software development projects associated with the software gambling platform designed to support multiple gambling methods.  The Company completed a valuation of these capitalized software development costs using the relief-from-royalty method which included estimating the net cash flows expected from these projects and discounting cash flows to present value at a discount rate that considered the degree of risk or uncertainty associated with the realization of the estimated net cash flows.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $1,763.

In January 2007, the Company acquired the poker brand and the customer list of Parbet for total cash consideration of $11,770.  In 2008, due to decreasing poker revenues and reduced expectations of the Parbet business, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $7,214.

In 2010, as a result of reduced expectations of the Parbet business, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability-weighted net cash flows expected from the Parbet business and discounting these cash flows to present value at a discount rate that considered the degree of risk or uncertainty associated with the realization of the estimated net

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

revenues.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $2,042.

In August 2007, the Company acquired the assets and operations of Casino.co.uk, a gambling portal, for a purchase price of $6,098.  In 2010, as a result of reduced expectations of the Casino.co.uk portal, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability-weighted net cash flows expected from the Casino.co.uk portal and discounting these cash flows to present value at a discount rate that considered the degree of risk or uncertainty associated with the realization of the estimated net revenues.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and recorded an impairment loss of $1,509.

7.	Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Cash at bank	$5,770	$3,284	$4,024
Deposits	10,800	7,300	19,423
	$16,570	$10,584	$23,447

8.	Security deposits

Security deposits are amounts held by the Company’s banks as collateral provided to payment processors that process deposits and credit card transactions.  During the year ended December 31, 2011, the Company increased its security deposits with one of its banks to provide additional cover for credit card and foreign exchange transactions.

9.	Trade and other receivables

	December 31, 2011	December 31, 2010	January 1, 2010
Trade receivables	$2,453	$2,431	$3,375
Refundable VAT and other taxes	1,098	1,249	1,269
Other receivables	1,237	1,366	3,328
	$4,788	$5,046	$7,972

All amounts are short-term.  The net carrying value of trade and other receivables is considered a reasonable approximation of fair value.  All of the Company’s trade and other receivables have been reviewed for indicators of impairment and no indicators of impairment were found to exist at the statement of financial position date.

10.	Share capital

(a)	Shares authorized

Unlimited Ordinary Shares of no par value

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

(b)	Shares issued and fully paid

	Number of Ordinary Shares	Share capital (1)
Balance, January 1, 2010	12,793	$33,916
Exchangeable Shares exchanged (2)	86	213
Balance, December 31, 2010	12,879	$34,129
Exchangeable Shares exchanged (2)	92	117
Balance, December 31, 2011	12,971	$34,246

(1)	Share capital represents the consideration received for shares that have been issued, since the shares have no par value.

(2)
CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which, through the Arrangement, as defined below, became an indirect wholly-owned subsidiary of CryptoLogic.  As consideration for the acquisition, CryptoLogic issued either an equivalent amount of Ordinary Shares or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic.  The Exchangeable Shares can be exchanged by the holders for an equal number of Ordinary Shares at any time.

As a result of the reorganization, a total of 12.6 million Ordinary Shares and 1.3 million Exchangeable Shares were issued.  Since June 1, 2007, 484,057 Exchangeable Shares have been exchanged, with the remaining Exchangeable Shares being reflected as non-controlling interest as at December 31, 2011.  On June 1, 2014, the Company will redeem all of the then outstanding Exchangeable Shares in return for Ordinary Shares.

11.	Employee remuneration and share option plan

(a)	Employee benefits expense

Expenses recognized for employee benefits are as follows:

	2011	2010
Salaries and bonuses	$9,577	$15,404
Social security costs	647	991
Share-based payments	42	(82)
Pensions – defined contribution plans	115	94
	$10,381	$16,407

(b)	Share option plan

Under the share option plan, the Company may grant options to directors, officers and other key employees to purchase Ordinary Shares.  All outstanding options of CryptoLogic Inc. as of the date of the Arrangement, as defined below, were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc.  Under the plan, a maximum of 3,900,000 Ordinary Shares may be issued.  The exercise price of the options may not be less than the market value of the underlying Ordinary Shares on the date of grant.  The Company generally grants share options with an exercise price at the closing price on the date of grant.  There were 1,120,962 Ordinary Shares available to be issued under the share option plan as at December 31, 2011 (2010: 1,256,712).  Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

Historically, the Company granted options with an exercise price at the closing price on the Toronto Stock Exchange on the date of grant.  Since the Ordinary Shares are now more actively traded on NASDAQ, the Company now grants options with an exercise price at the closing price on NASDAQ on the date of grant.

Details of share option transactions are as follows:

	2011			2010
	Number of options	Weighted average exercise price of otpions	Weighted average exercise price of options	Number of options	Weighted average exercise price of options	Weighted average exercise price of options
		Cdn$	US$		Cdn$	US$
Options outstanding, beginning of period	153,500	$20.63		563,521	$21.89
Options outstanding, beginning of period	70,000		$1.61	–		$–
Granted	–	–		5,000	3.08
Granted	310,000		1.45	70,000		1.61
Expired	(46,500)	25.69		(82,875)	25.93
Forfeited	(67,750)	19.58		(332,146)	21.17
Forfeited	(60,000)		1.45	–		–
Options outstanding, end of period	39,250	$16.45		153,500	$20.63
Options outstanding, end of period	320,000		$1.48	70,000		$1.61
	359,250			223,500
Options exercisable, end of period	25,250	$22.12		110,808	$22.61
Options exercisable, end of period	17,500		$1.61	–		$–
	42,750			110,808

	2011			2011
	Options outstanding			Options exercisable(1)
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Cdn$			Cdn$		Cdn$
$0.01 - $5.00	15,000	3.35	$3.23	3,750	$3.23
$5.01 - $20.00	11,000	1.12	18.56	8,250	18.56
$20.01 - $30.00	13,250	0.33	29.68	13,250	29.68
	39,250	1.71	$16.45	25,250	$22.12

	2011			2011
	Options outstanding			Options exercisable(1)
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
US$			US$		US$
$0.01 - $5.00	320,000	4.19	$1.48	17,500	$1.61
	320,000	4.19	$1.48	17,500	$1.61

(1)      As a result of the recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic, as described more fully in note 28, all outstanding share options became exercisable with effect from February 2012.

The Company expenses the cost of all share option grants, determined using the fair value method.  The estimated fair value of the options is recorded over the periods that the options vest.  The fair value of

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010
Dividend yield	0.0%	0.0%
Risk-free interest rate	0.3%	0.3%
Expected volatility	76%	73%
Expected life of options in years	3	3

The weighted average fair value of options granted during the year ended December 31, 2011 was $0.72 (2010: $1.51).

Included in operating costs is the cost of share-based payments in the amount of $42 (2010: $(82)).

12.	Non-controlling interest

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which, through the Arrangement, became an indirect subsidiary of CryptoLogic.  As part of the Arrangement, CryptoLogic issued either an equivalent amount of Ordinary Shares or, in the case of taxable Canadian residents, Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic.  The Exchangeable Shares are, as nearly as practicable, the economic equivalent of Ordinary Shares.  These Exchangeable Shares participate equally in voting and dividends with the shareholders of CryptoLogic.  No additional Exchangeable Shares have been or will be issued after June 1, 2007.

As part of its transition to IFRS, the Company elected to restate only those business combinations that occurred on or after January 1, 2010; accordingly, the Arrangement has been accounted for using the continuity of interest method under Canadian GAAP, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc.

These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by Exchangeable Shareholders has been presented as non-controlling interest in these consolidated financial statements, as required under IFRS.  As a result of the Arrangement, a total of 12.6 million Ordinary Shares and 1.3 million Exchangeable Shares were issued.

The Exchangeable Shares are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportionate amount of the Company’s shareholders’ equity is recorded separately as non-controlling interest on the consolidated statement of financial position and a similar proportionate share of the profit or loss associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated statements of comprehensive income/(loss) as non-controlling interest. In addition, dividends paid to Exchangeable Shareholders reduce non-controlling interest on the consolidated statement of financial position.  For accounting purposes, when Exchangeable Shares are exchanged, the proportionate share of the non-controlling interest recorded on the consolidated statement of financial position is reduced and share capitalincreased based on the pro-rata number of shares exchanged to the total number of Exchangeable Shares outstanding.  Since June 1, 2007, a total of 484,057 Exchangeable Shares have been exchanged for Ordinary Shares.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

13.	Trade payables and accrued liabilities

	December 31, 2011	December 31, 2010	January 1, 2010
Trade payables	$533	$1,796	$1,073
Accrued liabilities	4,109	5,911	9,063
	$4,642	$7,707	$10,136

The average credit period on purchases is one month.  The fair values of trade payables and accrued liabilities due within one year approximate to their carrying amounts as presented above.

14.	Segment reporting

The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gambling operators that allows licensees to provide online casino and poker games as well as licensees of Branded Games and considers these to be one operating and reporting segment.

The Company reviews performance by reference to group-wide reporting measures and the revenues derived from the following products:

●	Hosted Casino
●	Branded Games
●	Poker
●	Other

The Company licenses various royalty rights from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company does not allocate operating expenses, general and administrative expenses, profit measures, assets and liabilities to individual product groupings.  Accordingly the disclosures below are provided on a group-wide basis:

Revenue by product:

	2011	2010
Hosted Casino	$23,414	$21,976
Branded Games	6,858	5,495
Poker	864	1,625
Other	346	1,136
Revenue before amortization	31,482	30,232
Amortization of royalties	(3,430)	(3,080)
Amortization of games	(799)	(1,164)
	$27,253	$25,988

For the year ended December 31, 2011, one licensee, OIGE, constituted $19,984 of Hosted Casino and Poker revenue before amortization (2010: $19,935).  As described more fully in note 28, in January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

During the year ended December 31, 2011, the Company performed an analysis of provision for jackpots and revised its estimated liability for provision for jackpots.  The change in accounting estimate resulted in a reduction of the liability for provision for jackpots and a corresponding increase in Hosted Casino revenue of $894.

During the year ended December 31, 2011, the Company settled a dispute with a significant supplier of games and entered into a new binding agreement with the supplier.  As a result of the new agreement, the Company recorded a reduction in liabilities previously provided against revenue of $816 and a corresponding increase in Hosted Casino revenue of $275 and Branded Games revenue of $541.

Geographical analysis of revenue before amortization is made according to the jurisdiction of the gambling license of the licensee.  This may not reflect the region of the end users of the Company’s licensees.

Geographical analysis of revenue before amortization:

	2011	2010
Malta	$24,666	$24,173
Gibraltar	5,057	4,520
Alderney	1,420	1,013
Curaçao	252	146
Rest of the World	87	380
	$31,482	$30,232

Geographical analysis of capital assets:

Net book value	2011	2010
Ireland	$999	$1,610
Malta	523	656
Canada	178	232
United Kingdom	59	87
	$1,759	$2,585

15.	Reorganization

In 2010, the Company commenced a reorganization plan consolidating its Cyprus activities and the majority of its UK activities at a new location in Malta, together with headcount reductions across all locations.

The following is a summary of the reorganization accrual:

Included in trade payables and accrued liabilities, January 1, 2010	$2,924
Total reorganization charges incurred for the year ended December 31, 2010	1,935
Total reorganization payments for the year ended December 31, 2010	(4,805)
Included in trade payables and accrued liabilities, December 31, 2010	$54
Total reorganization charges incurred for the year ended December 31, 2011	–
Total reorganization payments for the year ended December 31, 2011	(54)
Included in trade payables and accrued liabilities, December 31, 2011	$–

During the year ended December 31, 2011, the Company made total reorganization payments of $54 (2010: $4,805), consisting of $54 (2010: $2,431) of employee severance, $nil (2010: $610) of costs associated with the relocation of operations from Cyprus and the UK to Malta and $nil (2010: $1,764) of lease termination costs.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

16.	Finance income and costs

	2011	2010
Interest income	$194	$80
Net foreign exchange transaction gains	–	144
Gain from foreign exchange differences on loans and receivables	–	31
Finance income	194	255
Finance charges	(40)	(65)
Net foreign exchange transaction losses	(64)	–
Loss from foreign exchange differences on loans and receivables	(41)	–
Finance costs	(145)	(65)
Net finance income/(costs)	$49	$190

17.	Earnings/(loss) per share

Earnings/(loss) per share is calculated using the two-class method, whereby Ordinary Shares and the fully-participating Exchangeable Shares are used to determine the weighted average number of shares outstanding for both basic and diluted earnings/(loss) per share.

The earnings/(loss) attributable to the shares in calculating the basic and diluted earnings/(loss) per share is as follows:

	2011	2010
Earnings/(loss) attributable to Ordinary Shares	$6,057	$(20,112)
Earnings/(loss) attributable to Exchangeable Shares	398	(1,509)
Earnings/(loss) before non-controlling interest	$6,455	$(21,621)

The denominator used in calculating basic and diluted earnings/(loss) per share is calculated as follows:

All share amounts below are in thousands of shares	2011	2010
Weighted average number of Ordinary Shares outstanding – basic	12,922	12,846
Add weighted average impact of Exchangeable Shares	898	974
Total weighted average number of shares outstanding – basic	13,820	13,820
Add dilutive share options	10	–
Total weighted average number of shares outstanding – diluted	13,830	13,820

Basic and diluted earnings/(loss) per share is as follows:

	2011	2010
Earnings/(loss) per share:
Basic	$0.47	$(1.56)
Diluted	$0.47	$(1.56)

Basic and diluted earnings/(loss) per share has been calculated by dividing the earnings/(loss) by the weighted average number of shares outstanding during the period.

For the year ended December 31, 2011, options to purchase 299,250 Ordinary Shares were excluded from the computation of diluted earnings/(loss) per share as the exercise price exceeded the average market price of the Ordinary Shares for the period.  For the year ended December 31, 2010, potentially dilutive securities have been excluded, as they would be anti-dilutive due to the recorded loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

18.	Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business.  CryptoLogic is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and the London Stock Exchange.  The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At December 31, 2011, the Company had total equity of $24,538 (December 31, 2010: $18,041).

The Company offers share options to key employees and directors.  At December 31, 2011, employees and directors held options to purchase 359,250 Ordinary Shares.

CryptoLogic has not declared a dividend in the year.  CryptoLogic does not expect to declare any dividends for the foreseeable future.

There were no changes in the Company’s policy for managing capital during the year ended December 31, 2011.  Neither CryptoLogic, nor any of its subsidiaries, is subject to externally imposed capital requirements.

19.	Commitments

The Company has operating lease agreements for premises expiring at various periods up to May 2020.  The future minimum annual rentals on the operating leases are as follows:

2012	$1,186
2013	867
2014	542
2015	374
2016	134
Thereafter	458
$3,561

Lease expense during the year amounted to $1,298 (2010: $1,813).  The following table sets forth the Company’s principal leased properties:

Location	Principal use	Area sq. ft	Remaining lease term
Msida, Malta	Marketing and customer support	12,917	8 years 5 months
Toronto, Canada	Research and development	10,225	3 years 7 months
Dublin, Ireland	Head office	5,400	1 year 3 months
Dublin, Ireland	Head office	1,440	1 year 3 months
London, England	Marketing support	4,880	1 year 9 months

The Company has guaranteed minimum payments and purchase commitments for certain royalty rights up to 2013 as follows:

2012	$479
2013	100
$579

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

20.	Related party transactions

Transactions with key management personnel

Key management personnel compensation includes the following expenses:

	2011	2010
Short-term employee benefits:
Salaries and bonuses	$1,085	$1,973
Independent directors’ fees	154	235
Share-based payments	43	62
Social security costs	123	219
Car allowances	25	49
	1,430	2,538
Post-employment benefits:
Pensions - defined contribution plans	56	57
	56	57
Termination benefits	–	404
	$1,486	$2,999

21.	Financial instruments

The fair values of the Company’s financial assets and liabilities approximate their carrying amounts at the reporting date.

The nominal value less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.  The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Company for similar financial instruments.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy.  Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred.  Financial assets at fair value through profit or loss are measured at fair value and changes therein are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash, restricted cash and short-term investments with original maturities of three months or less.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve.  When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Trade payables and accrued liabilities

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

22.	Financial risk management

(a)	Risk analysis

The Company is exposed to risk through interest rate risk, credit risk, liquidity risk, and currency risk arising from the financial instruments held.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b)	Interest rate risk

Interest rate risk, a market risk, is the risk that the value of financial instruments will fluctuate due to changes in market interest rates.  The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days.  The Company has no interest-bearing debt.  The Company’s management monitors the interest rate fluctuations on a continuous basis and acts accordingly.

At the reporting date, the interest rate profile of interest-bearing financial instruments was:

	December 31, 2011	December 31, 2010	January 1, 2010
Variable rate instruments:
Financial assets	$19,844	$17,168	$31,626

The weighted average effective interest rate on its variable rate instruments as at December 31, 2011 was 0.17% (December 31, 2010: 0.53%; January 1, 2010: 1.24%).

Sensitivity analysis

For the year ended December 31, 2011, an increase of 100 basis points in interest rates would have increased profit by $136 (2010: $151).  This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.  For an equivalent decrease, there would be an equal and opposite impact on the profit/(loss) and total comprehensive income/(loss).

(c)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date.  The Company has no significant

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

concentration of credit risk.  The Company has policies in place to ensure that sales are made to customers with an appropriate credit history and monitors on a continuous basis the ageing profile of its receivables.  Cash balances are held with high credit quality financial institutions and the Company has policies to limit the amount of credit exposure to any financial institution.

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

(d)	Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities do not match.  An unmatched position potentially can increase the risk of losses.  The Company has procedures with the object of minimizing such losses such as maintaining sufficient cash and other highly liquid current assets.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

The following tables detail the Company’s remaining contractual maturity for its financial assets and liabilities.  The tables have been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company expects payment or can be required to pay.  The table includes both interest and principal cash flows.

	Carrying amounts	Contractual cash flows	Receivable /(payable) less than 6 months	Receivable /(payable) 6-12 months	Receivable /(payable) 1-2 years	Receivable /(payable) 2-5 years	Receivable /(payable) more than 5 years
Assets, December 31, 2011
Cash and cash equivalents	$16,570	$16,570	$16,570	$–	$–	$–	$–
User funds held on deposit	2,655	2,655	2,655	–	–	–	–
Trade and other receivables	4,788	4,788	4,788	–	–	–	–
	$24,013	$24,013	$24,013	$–	$–	$–	$–
Liabilities, December 31, 2011
Trade payables and accrued liabilities	$(4,642)	$(4,642)	$(4,642)	$–	$–	$–	$–
Provisions	(3,098)	(3,098)	(3,098)	–	–	–	–
Income taxes payable	(866)	(866)	(866)	–	–	–	–
User funds held on deposit	(2,655)	(2,655)	(2,655)	–	–	–	–
	$(11,261)	$(11,261)	$(11,261)	$–	$–	$–	$–
Net liquidity risk	$12,752	$12,752	$12,752	$–	$–	$–	$–
Assets, December 31, 2010
Cash and cash equivalents	$10,584	$10,584	$10,584	$–	$–	$–	$–
User funds held on deposit	6,069	6,069	6,069	–	–	–	–
Trade and other receivables	5,046	5,046	5,046	–	–	–	–
	$21,699	$21,699	$21,699	$–	$–	$–	$–
Liabilities, December 31, 2010
Trade payables and accrued liabilities	$(7,707)	$(7,707)	$(7,707)	$–	$–	$–	$–
Provisions	(5,353)	(5,353)	(5,353)	–	–	–	–
Income taxes payable	(359)	(359)	(359)	–	–	–	–
User funds held on deposit	(6,069)	(6,069)	(6,069)	–	–	–	–
	$(19,488)	$(19,488)	$(19,488)	$–	$–	$–	$–
Net liquidity risk	$2,211	$2,211	$2,211	$–	$–	$–	$–
Assets, January 1, 2010
Cash and cash equivalents	$23,447	$23,447	$23,447	$–	$–	$–	$–
User funds held on deposit	7,929	7,929	7,929	–	–	–	–
Trade and other receivables	7,972	7,972	7,972	–	–	–	–
	$39,348	$39,348	$39,348	$–	$–	$–	$–
Liabilities, January 1, 2010
Trade payables and accrued liabilities	$(10,136)	$(10,136)	$(10,136)	$–	$–	$–	$–
Provisions	(3,020)	(3,020)	(3,020)	–	–	–	–
Income taxes payable	(2,157)	(2,157)	(2,157)	–	–	–	–
User funds held on deposit	(7,929)	(7,929)	(7,929)	–	–	–	–
	$(23,242)	$(23,242)	$(23,242)	$–	$–	$–	$–
Net liquidity risk	$16,106	$16,106	$16,106	$–	$–	$–	$–

(e)	Currency risk

Currency risk, a market risk, is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates.  Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the functional currency of the Company.  The Company is exposed to currency risk arising from various currency exposures primarily with respect to the

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

British pound, euro and Canadian dollar.  The Company’s management monitors the foreign exchange rate fluctuations on a continuous basis and acts accordingly.

At December 31, 2011, the Company’s net financial position exposure to currency risk was substantially as follows:

	USD	EUR	GBP	Others	Total
Cash and cash equivalents, security deposits and user funds held on deposit	$12,987	$2,089	$4,158	$610	$19,844
Trade and other receivables	1,590	1,737	1,149	312	4,788
Trade payables and accrued liabilities	(2,584)	(1,375)	(347)	(336)	(4,642)
Provisions	–	–	(3,098)	–	(3,098)
Income taxes receivable and payable	–	(81)	51	(472)	(502)
User funds held on deposit	(1,194)	(1,058)	(403)	–	(2,655)
Net financial position exposure	$10,799	$1,312	$1,510	$114	$13,735

The Company’s revenue and expense exposure for revenue before amortization of royalties and games and expenses including amortization of royalties and games denominated in foreign currencies was substantially as follows:

	USD	EUR	GBP	CAD	Others	Total
Revenue:
Year ended December 31, 2011	$11,261	$9,342	$10,860	$19	$–	$31,482
Year ended December 31, 2010	$14,098	$7,253	$8,881	$–	$–	$30,232
Expenses:
Year ended December 31, 2011	$7,845	$12,165	$3,836	$5,095	$91	$29,032
Year ended December 31, 2010	$13,105	$15,124	$11,454	$11,687	$201	$51,571

Sensitivity analysis

Net financial position exposure:

A 10% strengthening of the US dollar against other currencies at December 31, 2011 would have decreased profit by approximately $294 (2010: decreased loss by $481).  This analysis assumes that all other variables remain constant and represents the Company’s gross financial position exposure at December 31, 2011.  A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Net revenue exposure:

A 10% strengthening on average of the US dollar against other currencies for the year ended December 31, 2011 would have decreased revenue, and correspondingly decreased profit, by approximately $2,022 (2010: $1,613).  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies to the relative strength of its functional currency.  A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Expense exposure:

A 10% strengthening of the US dollar against other currencies for the year ended December 31, 2011 would have decreased expenses, and correspondingly increased profit, by approximately $2,119 (2010: $3,847).

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency.  A 10% weakening of the US dollar against the same would have had an equal but opposite effect.

Foreign exchange:

For the year ended December 31, 2011, the Company recognized a total foreign exchange loss of $105 (2010: foreign exchange gain of $175).  Foreign exchange gains and losses recognized in the period are recorded in net finance costs in profit or loss.

23.	Income taxes

CryptoLogic is a Guernsey company which is resident for tax in the Republic of Ireland.  The income tax provision differs from the amount which would be obtained by applying the Irish statutory income tax rate to the profit or loss before income taxes.  The following explains the major differences:

	2011	2010
Profit/(loss) before income taxes	$3,749	$(20,964)
Income tax expense/(credit) at statutory rate of 12.5%	469	(2,621)
Increase/(decrease) in income taxes resulting from:
Differences in effective income tax rates in foreign jurisdictions	47	1,616
Permanent differences:
Non-deductible items	40	90
Adjustments in respect of prior years	(3,222)	74
Increase/(decrease) in impairment allowance	2	1,603
Exempt income	(125)	–
Other items	83	(105)
Income tax expense/(credit)	$(2,706)	$657

Income tax expense/(credit) comprises:

	2011	2010
Current tax expense/(credit)	$(2,596)	$(44)
Deferred tax expense/(credit):
Origination or reversal of temporary differences	(80)	701
Utilization of unused tax losses	(30)	–
Income tax expense/(credit)	$(2,706)	$657

The Company received a refund of $3,370 of tax previously paid for potential tax liabilities and notification from tax authorities that the tax audits for the tax years 2006 and 2007 had been completed with no significant errors and no requirement to reassess the tax filings for those years.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

24.	Deferred tax assets and liabilities

Deferred tax arising from temporary differences and unused tax losses are summarized as follows:

	December 31, 2010	Recognized in profit and loss	December 31, 2011
Deferred tax liabilities/(assets)
Non-current assets
Property, plant and equipment	$(594)	$(18)	$(612)
Current assets
Trade and other receivables	(181)	(62)	(243)
Unused tax losses	(73)	(30)	(103)
	$(848)	$(110)	$(958)
Recognized as:
Deferred tax asset	$(864)		$(961)
Deferred tax liability	$16		$3

	January 1, 2010	Recognized in profit and loss	December 31, 2010
Deferred tax liabilities/(assets)
Non-current assets
Property, plant and equipment	$(939)	$345	$(594)
Current assets
Trade and other receivables	(181)	–	(181)
Unused tax losses	(429)	356	(73)
	$(1,549)	$701	$(848)
Recognized as:
Deferred tax asset	$(1,549)		$(864)
Deferred tax liability	$–		$16

All deferred tax liabilities have been recognised in the consolidated statements of financial position.  The tax losses of the Company that carry forward indefinitely are $67,484.  Although trading losses can be carried forward indefinitely, an impairment allowance has been recognized against these losses, as sufficient profits may not arise in the future to utilize the assets.  The tax losses of Canadian subsidiaries are $630 and carry forward for 20 years.

The Company has an impairment allowance of $6,091 as of December 31, 2011 to reduce future income tax assets to the amount that is more likely than not to be realized in future periods.  In evaluating the Company's ability to recover its future income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable profit on a jurisdiction by jurisdiction basis.

25.	Profit on derecognition of available-for-sale assets

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. (“568”), a privately held company, for $1,068.  568 is a developer and distributor of online casual games to the Chinese market.  During 2008, the Company made a further investment by way of a $350 loan to 568.  The ownership interest and the loan are designated as available-for-sale and measured at fair value.  In 2009, various indicators of impairment were identified including significant financial difficulty and continued operating losses.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  In 2009, the Company recorded an impairment charge of $1,418, or the entire carrying value of the investment.  In December 2011, the company sold its investment in 568 for $1,250.  The profit on the sale is included in profit on derecognition of available-for-sale assets in the consolidated statements of comprehensive income/(loss).

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi Pte Ltd. (“Mikoishi”), a privately held company, for cash consideration of $4,258.  Mikoishi is a developer and marketer of gambling products for the mobile computing markets and is located in Singapore.  In June 2009, the Company made a further investment by way of a $277 loan to Mikoishi.  This loan is convertible into preference shares at the option of the Company.  The ownership interest and the loan are designated as available-for-sale and measured at fair value.  The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial. In 2008, the Company received evidence of Mikoishi’s current fair value and, as a result, the Company recorded in impairment charge of $2,200.  In 2009, various indicators of impairment were identified including significant financial difficulty and continued operating losses.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  In 2009, the Company recorded an impairment charge of $2,335, or the entire carrying value of the investment.

During 2010, the Company exchanged its 12.7% ownership interest in and loan to Mikoishi for (i) a non-diluting call option to subscribe for 8% of all classes of shares in Mikoishi, (ii) 250 Singapore dollars in cash, and (iii) 200 Singapore dollars, which was to be received in cash in 2011.  The call option is designated as available-for-sale and measured at fair value.  Cash consideration received is included in profit on derecognition of available-for-sale assets in the consolidated statements of comprehensive income/(loss).

26.	Provisions

The provision in the statement of financial position is for the provision for jackpots.  The carrying amounts and the movements in the provision are as follows:

Provision for jackpots
Balance, January 1, 2010	$3,020
Additional provisions	2,715
Amounts utilized	(382)
Balance, December 31, 2010	$5,353
Additional provisions	728
Amounts utilized	(2,089)
Change in accounting estimate	(894)
Balance, December 31, 2011	$3,098

Several of the Company’s licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game or group of games.  Once a jackpot is won, the progressive jackpot is reset with a predetermined amount.  The Company maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played.  The provision for jackpots at the reporting date is included in provisions.  The provision is sufficient to cover the full amount of any required payout.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

During the year ended December 31, 2011, the Company performed a review of its provision for jackpots and revised its estimated liability for provision for jackpots.  The change in accounting estimate resulted in a reduction of the liability for the provision for jackpots and a corresponding increase in revenue of $894.

The fair value of provisions potentially due within one year approximates to their carrying amounts as presented above.

27.	Explanation of transition to International Financial Reporting Standards

As stated in note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010, the financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS consolidated statement of financial position at January 1, 2010 (the Company’s date of transition).

In preparing the opening IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

The guidance for the first time adoption of IFRS is set out in IFRS 1, First-time Adoption of International Financial Reporting Standards.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.  The Company elected to take the following IFRS 1 optional exemptions:

•	To apply the requirements of IFRS 3, Business Combinations, prospectively from the Company’s date of transition.
•	To apply the requirements of IFRS 2, Share-based Payments, only to equity instruments granted after November 7, 2002 which had not vested at the date of transition.

The following mandatory exceptions were adopted by the Company:

•	IFRS 1.B1(a) i. Financial assets and liabilities that had been derecognized before the date of transition to IFRS under Canadian GAAP have not been recognized under IFRS.
•	IFRS 1.B1(b) ii. The Company has only applied hedge accounting in the opening statement of financial position where all the requirements in IAS 39 were met at the date of transition.
•
IFRS 1.14 iii.  The Company has used estimates under IFRS that are consistent with those applied under Canadian GAAP (with adjustment for accounting policy differences) unless there is objective evidence those estimates were in error.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)

	Notes	Canadian GAAP	Effect of transition to IFRS January 1, 2010	IFRS
ASSETS
Deferred tax assets		$1,549	$–	$1,549
User funds held on deposit	E	7,929	(7,929)	–
Property, plant and equipment	D	7,774	(4,948)	2,826
Intangible assets	B, D	4,342	4,564	8,906
Total non-current assets		21,594	(8,313)	13,281
Cash and cash equivalents		23,447	–	23,447
Security deposits		250	–	250
User funds held on deposit	E	–	7,929	7,929
Trade and other receivables		7,972	–	7,972
Current tax assets		681	–	681
Prepayments		9,426	–	9,426
Total current assets		41,776	7,929	49,705
Total assets		$63,370	$(384)	$62,986

EQUITY
Share capital		$33,916	$–	$33,916
Share-based payment reserve	A	7,633	(1,987)	5,646
Deficit		(4,753)	1,987	(2,766)
Total equity attributable to shareholders of CryptoLogic		36,796	–	36,796
Non-controlling interest	C	2,948	–	2,948
Total equity		39,744	–	39,744

LIABILITIES
Deferred tax liabilities	B	384	(384)	–
User funds held on deposit	E	7,929	(7,929)	–
Total non-current liabilities		8,313	(8,313)	–
Trade payables and accrued liabilities		13,156	(3,020)	10,136
Provisions		–	3,020	3,020
Income taxes payable		2,157	–	2,157
User funds held on deposit	E	–	7,929	7,929
Total current liabilities		15,313	7,929	23,242
Total liabilities		23,626	(384)	23,242
Total equity and liabilities		$63,370	$(384)	$62,986

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of US dollars)

	Notes	Canadian GAAP	Effect of transition to IFRS December 31, 2010	IFRS
ASSETS
Deferred tax assets		$864	$–	$864
User funds held on deposit	E	6,069	(6,069)	–
Property, plant and equipment	D	4,713	(2,128)	2,585
Intangible assets	B, D	95	2,115	2,210
Total non-current assets		11,741	(6,082)	5,659
Cash and cash equivalents		10,584	–	10,584
Security deposits		515	–	515
User funds held on deposit	E	–	6,069	6,069
Trade and other receivables		5,046	–	5,046
Current tax assets		730	–	730
Prepayments		8,942	–	8,942
Total current assets		25,817	6,069	31,886
Total assets		$37,558	$(13)	$37,545

EQUITY
Share capital		$34,129	$–	$34,129
Share-based payment reserve	A	7,826	(2,262)	5,564
Deficit		(25,140)	2,262	(22,878)
Total equity attributable to shareholders of CryptoLogic		16,815	–	16,815
Non-controlling interest	C	1,226	–	1,226
Total equity		18,041	–	18,041

LIABILITIES
Deferred tax liabilities	B	29	(13)	16
User funds held on deposit	E	6,069	(6,069)	–
Total non-current liabilities		6,098	(6,082)	16
Trade payables and accrued liabilities		13,060	(5,353)	7,707
Provisions		–	5,353	5,353
Income taxes payable		359	–	359
User funds held on deposit	E	–	6,069	6,069
Total current liabilities		13,419	6,069	19,488
Total liabilities		19,517	(13)	19,504
Total equity and liabilities		$37,558	$(13)	$37,545

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands of US dollars, except per share data)

		Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Total revenue		$25,988	$–	$25,988
Expenses:
Operating	A, F	30,230	(100)	30,130
General and administrative		7,561	–	7,561
Reorganization		1,935	–	1,935
Impairment of property, plant and equipment	D	1,763	(1,763)	–
Impairment of intangible assets	D	3,566	1,763	5,329
Finance costs	F	65	(65)	–
Depreciation	D	2,047	(1,005)	1,042
Amortization of intangible assets	D	325	1,005	1,330
		47,492	(165)	47,327
Results from operating activities		(21,504)	165	(21,339)
Finance income	F	80	175	255
Finance costs	F	–	(65)	(65)
Net finance costs		80	110	190
Profit on derecognition of available-for-sale assets		185	–	185
Loss before income taxes		(21,239)	275	(20,964)
Income tax expense		657	–	657
Loss and total comprehensive loss for the period		$(21,896)	$275	$(21,621)

Loss and total comprehensive loss attributable to:
Shareholders of CryptoLogic		(20,387)	275	(20,112)
Non-controlling interests		(1,509)	–	(1,509)
Loss and total comprehensive loss for the period		$(21,896)	$275	$(21,621)

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

		Canadian GAAP	Effect of transition to IFRS	IFRS
	Notes	Year ended December 31, 2010
Cash flows from/(used in):
Operating activities:
Loss for the period	A	$(21,896)	$275	$(21,621)
Adjustments for:
Depreciation	D	2,047	(1,005)	1,042
Amortization of intangible assets	D	325	1,005	1,330
Impairment of property, plant and equipment	D	1,763	(1,763)	–
Impairment of intangible assets	D	3,566	1,763	5,329
Deferred tax		684	–	684
Gain on long-term investments		(185)	185	–
Cash received from derecognition of available-for-sale assets		–	(185)	(185)
Interest received		–	(80)	(80)
Unrealized foreign exchange difference on cash and cash equivalents		–	(26)	(26)
Share-based payments	A	193	(275)	(82)
		(13,503)	(106)	(13,609)
Change in operating assets and liabilities:
Change in trade and other receivables		2,926	–	2,926
Change in prepayments		484	–	484
Change in trade payables and accrued liabilities		(2,429)	–	(2,429)
Change in provisions		2,333	–	2,333
Cash flows from/(used in) operating activities		(10,189)	(106)	(10,295)
Income taxes receivable/payable		(1,550)	–	(1,550)
Net cash flows from/(used in) operating activities		(11,739)	(106)	(11,845)
Investing activities:
Acquisition of property, plant and equipment		(822)	–	(822)
Disposal of property, plant and equipment		21	–	21
Acquisition of intangible assets		(243)	–	(243)
Cash received from long-term investments		185	(185)	–
Cash received from derecognition of available-for-sale assets		–	185	185
Interest received		–	80	80
Decrease/(increase) in security deposits		(265)	–	(265)
Net cash flows from/(used in) investing activities		(1,124)	80	(1,044)
Net increase/(decrease) in cash and cash equivalents		(12,863)	(26)	(12,889)
Cash and cash equivalents, beginning of period		23,447	–	23,447
Unrealized foreign exchange difference on cash and cash equivalents		–	26	26
Cash and cash equivalents, end of period		$10,584	$–	$10,584

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

A.	Share-based payments

The Company has a share option plan for directors, officers and other key employees.  Under Canadian GAAP, share option grants were accounted for as capital transactions at the time of the grant and were reflected as share-based payment reserve in the total equity attributable to the shareholders of the Company.  The fair value of the options was measured at grant date using the Black-Scholes pricing model, and was recognized over the period that the employee earns the options.  The fair value was recognized as an expense in the consolidated statements of comprehensive income/(loss) with a corresponding increase in equity.  The amount recognized as expense was adjusted to reflect the number of share options expected to vest.  The Company did not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures were accounted for as they occurred.

Under IFRS, share options for directors, officers and other key employees are measured initially, based on the fair value of the options, using an option-pricing model.  Each vesting instalment over the vesting period of the options is accounted for as a separate arrangement and the Company estimates the number of options for which the requisite service is expected to be rendered.

B.	Deferred tax

In January 2007, the Company acquired the poker brand and the customer list of Parbet and the assets and operations of Casino.co.uk, a gambling portal.  Included in the allocation of the purchase price, the Company recorded future income tax liabilities.

Under IFRS, a deferred tax liability is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

C.	Non-controlling interest

Under Canadian GAAP, the Company classified non-controlling interest (minority interest) as a separate component between liabilities and equity in the consolidated statements of financial position.

Under IFRS, non-controlling interest is classified as a component of equity separately disclosed from the parent shareholders’ equity.

In addition, the Company has elected to avail of the exemption under IFRS 1 not to retrospectively restate any business combinations under IFRS 3 Revised.

D.	Property, plant and equipment

Under Canadian GAAP, the Company classified computer software licenses and capitalized software development costs as property, plant and equipment.

Under IFRS, computer software licenses and capitalized software development costs are classified as intangible assets.

E.	User funds held on deposit

Under Canadian GAAP, the Company classified user funds held on deposit as a separate component of non-current assets.  Under IFRS, user funds held on deposit are reclassified as current assets.

F.	Finance costs

Under Canadian GAAP, the company classified foreign exchange gains and losses as a component of operating expense in the consolidated statements of comprehensive income/(loss).  Under IFRS, foreign exchange gains and losses other than those arising on financial instruments measured at fair value through the profit and loss are

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of US dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2011 and 2010

recorded as a component of net finance income/costs.  Finance costs are shown on the face of the consolidated statements of comprehensive income/(loss) as an expense after results of operating activities.

28.	Subsequent events

In January 2012, the Company announced that it had acquired, for nominal consideration, the Maltese online gambling licenses for InterCasino from OIGE, the Company’s largest and longest-standing Hosted Casino licensee, resulting in the Company becoming an online casino owner.

In February 2012, a recommended cash offer from Amaya Gaming Group Inc. for the entire issued and to be issued share capital of CryptoLogic was announced at a price of $2.535 per Ordinary Share.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts Receivable Allowance for Doubtful Accounts
Years ended December 31 (In US$)	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of Recoveries	Balance at End of Year
2009	–	(16,422)	16,422	–
2010	–	–	–	–
2011	–	(36,299)	36,299	–

S-1